Form 20-F
period 2025-12-31
GSK plc
filed 2026-03-06
CIK 1131399

As filed with the Securities and Exchange Commission on March 6, 2026
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE
ACT OF 1934
OR
☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934
For the fiscal year ended December 31, 2025
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
Victoria Whyte
Company Secretary
GSK plc
79 New Oxford Street,
London, WC1A 1DG
England
+44 20 8047 5000
company.secretary@gsk.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
American Depositary Shares, each representing 2 Ordinary Shares, Par value 31 1⁄4 pence	GSK	New York Stock Exchange
4.315% Notes due 2027	GSK/27	New York Stock Exchange
Floating Rate Notes due 2027	GSK/27A	New York Stock Exchange
3.875% Notes due 2028	GSK/28	New York Stock Exchange
3.375% Notes due 2029	GSK/29	New York Stock Exchange
4.500% Notes due 2030	GSK/30	New York Stock Exchange
4.875% Notes due 2035	GSK/35	New York Stock Exchange
6.375% Notes due 2038	GSK/38	New York Stock Exchange
4.200% Notes due 2043	GSK/43	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
Ordinary Shares of Par value 31 1⁄4 pence each4,315,445,026
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
☐ Yes      ☒ No

Auditor Firm - Deloitte LLP - PCAOB  ID No 1147

GSK 2025 Annual Report on Form 20-F

Form 20-F Cross Reference Guide

20-F Item		Page and caption references in this document*
1	Identity of Directors, Senior Management and Advisers	Not applicable

2	Offer Statistics and Expected Timetable	Not applicable

3	Key information
A. [Reserved]

	B. Capitalisation and Indebtedness	Not applicable

	C. Reasons for offer and use of proceeds	Not applicable

	D. Risk Factors	248 - 251, 260 - 268

4	Information on the Company
	A. History and development of the company	88, 89, 92, 221 - 223, 275 - 276, 300

	B. Business overview	1 - 32, 35 - 46, 57 - 59, 63 - 70, 180 - 182, 221 - 223, 255 - 268

	C. Organisational structure	247, 288 - 295

	D. Property, plant and equipment	89, 181, 192 - 193

4A	Unresolved staff comments	Not applicable

5	Operating and Financial Review and Prospects
	A. Operating results	9 - 10, 71 - 96, 228, 235 - 238, 241 - 242

	B. Liquidity and capital resources	88 - 93, 95, 96, 199, 201 - 202, 215, 227 - 244

	C. Research and development, patents and licences, etc.	12 - 32, 255 - 259

	D. Trend information	71 - 96

	E. Critical accounting estimates	Not applicable

6	A. Directors, Senior Managers and Employees
	A. Directors and senior management	98 - 103

	B. Compensation	127 - 155, 245 - 246

	C. Board practices	6 - 7, 98 - 101, 106, 120 - 127, 148, 280 - 281,

	D. Employees	185, 203 - 211, 254

	E. Share ownership	134, 136, 140, 141, 151 - 152, 245 - 246

	F. Disclosure of a registrant’s action to recover erroneously awarded compensation	Not applicable

7	Major Shareholders and Related Party Transactions
	A. Major shareholders	156, 269 - 271

	B. Related party transactions	220

	C. Interests of experts and counsel	Not applicable

8	Financial Information
	A. Consolidated Financial Statements and Other Financial Information	158 - 252, 271

	B. Significant Changes	248 - 251

9	The Offer and Listing
	A. Offer and listing details	270

	B. Plan of distribution	Not applicable

	C. Markets	269 - 270

	D. Selling shareholders	Not applicable

	E. Dilution	Not applicable

GSK 2025 Annual Report on Form 20-F

Form 20-F Cross Reference Guide continued

	F. Expenses of the issue	Not applicable

10	Additional information
	A. Share Capital	Not applicable

	B. Memorandum and Articles of Association	275 - 276

	C. Material contracts	277

	D. Exchange controls	269

	E. Taxation	273 - 274

	F. Dividends and paying agents	Not applicable

	G. Statement by experts	Not applicable

	H. Documents on display	272

	I. Subsidiary information	Not applicable

	J. Annual Report to Security Holders	Not applicable

11	Quantitative and Qualitative Disclosures about Market Risk	95, 227 - 244

12	Description of Securities Other Than Equity Securities
	A. Debt securities	Not applicable

	B. Warrants and Rights	Not applicable

	C. Other Securities	Not applicable

	D. American Depository Shares	278

13	Defaults, Dividend Arrearages and Delinquencies	Not applicable

14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not applicable

15	Controls and Procedures	122, 284 - 286

16	[Reserved]

16	A. Audit Committee Financial Expert	99, 106, 284

16	B. Code of Ethics	126, 280

16	C. Principal Accountant Fees and Services	126, 282

16	D. Exemptions from the Listing Standards for Audit Committees	Not applicable

16	E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers	215 - 216

16	F. Change in Registrant’s Certifying Accountant	Not applicable

16	G. Corporate Governance	287

16	H. Mine Safety Disclosure	Not applicable

16	I. Disclosure regarding Foreign Jurisdictions that Prevent Inspections	Not applicable

16	J. Insider Trading Policies	279

16	K. Cybersecurity Disclosures	61, 103, 120, 265, 279

17	Financial Statements	See Item 8 above

18	Financial Statements	Not applicable

19	Exhibits	Exhibit Index
Inside this report

How to navigate this report
Page reference for more information within this Annual Report

Cover image: Multiple myeloma
cancer cells among red blood cells
and antibodies.
We focus our oncology innovation
on where we can make the most
meaningful difference. This includes
in multiple myeloma, a blood
cancer where new therapies are
needed as it commonly becomes
resistant to available treatments. In
2025, we received major approvals
for Blenrep, including in the US,
Europe and Japan, for patients
with multiple myeloma.
Cautionary statement
See page 300 of this document for the cautionary statement regarding forward-looking statements.
Non-IFRS measures
We use a number of adjusted, non-International Financial Reporting Standards (IFRS)
measures to report the performance of our business. Total reported results represent the
Group’s overall performance under IFRS. Core results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. Core results and other non-IFRS measures are defined on pages 73 and 74 and reconciliations to the nearest IFRS measures are on pages 84 to 86.
Websites
Information on our website or any other website referenced in this Annual Report on Form 20-F is not incorporated into this Annual Report on Form 20-F and should not be considered to be a part of this Annual Report on Form 20-F. We have included any references to the website as an inactive textual reference only.

GSK 2025 Annual Report on Form 20-F

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
We operate responsibly for all our stakeholders.

Read about how our business model delivers our strategy on page 2

Our culture
We are ambitious for patients, accountable
for impact and we do the right thing.

Read about our culture and people on page 57

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Business model
As a focused biopharma company, we discover, develop and deliver medicines and vaccines to create value for patients and shareholders. We aim to positively impact the health of 2.5 billion people by the end of the decade.

Central to our success
are our people: experts
in science, technology,
manufacturing and
commercialisation...
66,800
GSK people across
70 countries worldwide
33
manufacturing sites
£7.5bn
Total R&D expense in 2025
18,000
suppliers working directly
with GSK
...who are identifying,
researching, developing
and delivering...
Specialty Medicines
Our specialty medicines prevent
and treat diseases, from asthma,
cancer and HIV to autoimmune
diseases like lupus. Many are first
or best-in-class.

Read more on page 35

General Medicines
Our broad portfolio of general
medicines, from inhalers for asthma
and COPD to antibiotics, improve life
for millions of people around the
world. Many are market leaders.

Read more on page 40

Vaccines
We have one of the broadest
portfolios of vaccines in the
industry, targeting infectious
diseases at every stage of
life, helping to protect people
from meningitis, shingles, RSV,
hepatitis and many more.

Read more on page 37

...products that prevent
and change the course
of disease in our four core
therapeutic areas...
Respiratory, immunology
and inflammation
We’re harnessing our deep knowledge
of inflammatory mechanisms and
the science of the immune system
to redefine the future of respiratory
medicine and target lung, liver and
kidney disease.

Read more on page 15

HIV
For nearly four decades we’ve led the
way in HIV innovation, pioneering
medicines that continue to transform
the lives of people impacted by HIV.

Read more on page 23

Oncology
We focus on where we can make the
most meaningful difference, applying
our understanding of the underlying
drivers of disease to help match the
right patients with the right treatment
to improve survival and quality of life.

Read more on page 19

Infectious diseases
We focus on developing prevention
and treatment options for infectious
diseases that impact people across
their lifespan.

Read more on page 26

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Business model continued
…using advanced
technologies…
Pipeline
At every step of the R&D
process, we are using data
tech, including AI, and
platform technologies to
be faster, more effective
and more predictive in
discovering and
developing innovative
medicines and vaccines.

Read how technology enables our R&D on page 30
Performance
We use technology to
reach people and patients
better and faster through
smart manufacturing;
helping patients and
their carers to manage
their conditions; and
empowering our people
to do their best work.
Partnership
We collaborate in new
ways across the
technology and biotech
industries and academia,
so that we can work with
the latest advances in
expertise and technology
to get ahead of disease
together.

...operating
responsibly
for all our
stakeholders...
Being a responsible business is vital to our strategy and long-term performance.
It helps us build and sustain trust with our stakeholders, reduce risk, support our people to thrive and deliver positive health impact at scale. We focus on issues that matter to our stakeholders, society and business success.

Read more in Responsible Business on page 45

… creating
value for...
Patients
>2bn
packs of medicines and
vaccine doses supplied
Shareholders
66p
per share dividend
The economy
£1.2bn
corporate income tax paid;
in addition we pay duties,
levies, transactional and
employment taxes
...and enabling
reinvestment to
develop new specialty
medicines and
vaccines
The returns we make set us up to reinvest in discovering and developing new medicines and vaccines that are, based on clinical merit, better than what are available to patients today. We do this through our own R&D and business development and partnerships.
Meeting patient need and helping people to live healthier lives eases pressure on health systems and supports economic prosperity.

Our strategy is supported by a robust framework for monitoring and managing risk, described on page 61

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

5 key approvals in 2025
We achieved five major product approvals in 2025. Our deep understanding of the science of the immune system, combined with advanced technologies, is delivering innovative medicines and vaccines that can help transform people’s lives.
Severe asthma:
Exdensur
Respiratory diseases such as severe asthma
pose significant challenges to millions of patients
worldwide. In 2025, Exdensur was approved in
the US for the treatment of severe asthma with
an eosinophilic phenotype. Its ultra-long-acting
profile and twice-yearly dosing offers patients
sustained protection from exacerbations and
could help reduce hospital stays and limit
cumulative lung damage. It is also approved for
patients with chronic rhinosinusitis with nasal
polyps (CRSwNP) in several other markets.

Read more on page 15
Lungs
Multiple myeloma:
Blenrep
Multiple myeloma is a complex blood cancer that
is generally considered treatable but not curable,
with nearly all patients experiencing relapse as
the disease becomes resistant to available
treatments. Blenrep, in combination, was
approved by the US FDA in October 2025 after
two or more lines of therapy, and in other markets,
following one or more prior treatment lines. As the
only anti-BCMA antibody drug conjugate (ADC)
that is accessible across healthcare settings,
including in community centres where 70% of
patients receive care, Blenrep could fulfil a major
patient need.

Read more on page 19
Multiple myeloma cancer cells among
red blood cells and antibodies

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

5 key approvals in 2025 continued
COPD:
Nucala
Many chronic obstructive pulmonary disease
(COPD) patients experience persistent symptoms
and exacerbations – acute episodes of worsening
symptoms – which can result in hospitalisation
and irreversible lung damage. In May, Nucala was
approved by the US FDA for use in adults with
COPD characterised by an eosinophilic phenotype,
providing an important option for COPD patients.
The approval was based on data which included a
reduction of exacerbations leading to hospitalisation
and/or emergency department visits.

Read more on page 16
Eosinophils among red blood cells
uUTI and uncomplicated gonorrhoea:
Blujepa
More than half of all women experience an
uncomplicated urinary tract infection (uUTI) in
their lifetime. In 2025, Blujepa was approved in
the US as an oral treatment for uUTI. It was also
approved in the US for uncomplicated
gonorrhoea which affects both men and women,
and can lead to infertility and other reproductive
health complications. Blujepa is the first in a new
class of oral antibiotics for these conditions in
nearly 30 years.

Read more on page 28
E.coli bacteria
Invasive meningococcal disease:
Penmenvy
Invasive meningococcal disease (IMD) is a rare
but devastating illness that can progress rapidly
and lead to death or long-term, life-changing
consequences. Penmenvy, our new 5-in-1
vaccine for IMD, was approved in the US in 2025
and is now part of the adolescent meningococcal
immunisation schedule. By reducing the number
of injections needed for protection, Penmenvy
could increase immunisation rates and help
protect more young people from this serious
disease.

Read more on page 26
Meningococcal serogroups ABCWY

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Chair’s statement
As 2025 drew to a close, GSK turned
the page on a significant chapter.
Having led an extensive
transformation of GSK, Emma
Walmsley stepped down as CEO at
the end of December and handed over
to Luke Miels, previously our Chief
Commercial Officer.
The Board and I are grateful to Emma
for her outstanding leadership; and
we look forward to the even brighter
future we have ahead with Luke, as
he builds on the momentum we have
and leads GSK into the next phase of
its transformation.
Strategic progress
GSK has a long and proud heritage,
but a decade ago it quite clearly
wasn’t fulfilling its potential for
patients or shareholders. When
Emma became CEO in 2017, she
seized the opportunity to reinvigorate
the company’s performance and
restore its leadership in science –
including of course through the
demerger of Haleon in 2022 to
create a focused biopharma
company with a re-set balance
sheet to invest in innovation.
On almost every measure, GSK is
now a changed company – with a
confident, ambitious purpose; clear
strategic priorities; a stronger pipeline
and more balanced portfolio; a
sharper focus on capital allocation;
and a reformed culture where talented
people can focus on what matters
most and be accountable for delivery.
At the same time, GSK has kept
what makes the company special
– a distinctive focus on people
and patients, a truly global reach
and a deep commitment to doing
the right thing.
2025 performance
GSK’s performance in 2025
exemplified the strengthening of
all the fundamentals of the strategy:
total sales, total and core operating
profit, and total and core earnings per
share all grew, driven in particular by
very strong performance of Speciality
Medicines, with double-digit sales
growth in respiratory, immunology and
inflammation (RI&I), oncology
and HIV.
Alongside strong financial
performance, there was also excellent
progress in R&D with five major
product approvals achieved. These
mark the start of a series of major
launches expected before 2031.
The pipeline has also been
significantly strengthened through
internal and externally acquired
assets, particularly in RI&I and
oncology and we continue to invest
significantly in the transformational
capability afforded by AI/ML.
The Board also remains committed
to the company’s long-standing
proactive approach to operating
responsibly, evident in 92% of
Responsible Business Performance
Rating metrics being ‘met’ or
‘exceeded’ in 2025 – see page 46.
Leadership transition
Positioning GSK for the next phase
of growth was front of mind as we
embarked on seamlessly selecting
and transitioning to GSK’s next CEO.
At the outset the Board thought
deeply about its ambitions for the
company in its next chapter and the
skills and attributes that we wanted
in a CEO. Central to this was what
was needed to deliver increased
value recognition for the company.
As such, we sought an individual
with ambition and excellent global
biopharma pipeline development and
commercialisation experience; and an
understanding of the levers available
within GSK to drive delivery and
generate new options for growth.
Guided by these criteria, our search
was rigorous, including internal and
external candidates and it is worth
noting that Emma’s recruitment
of outstanding talent and their
development strengthened this
process immeasurably.
In Luke, we have selected the
outstanding candidate. His
experience and demonstrated
contribution to GSK, including
building the Specialty Medicines
portfolio, make him exceptionally well
qualified to lead the company. Luke
believes in creating value by
delivering the best possible outcomes
for patients, founded on deep
scientific expertise and courage
coupled with operational excellence.
On the following pages, you’ll hear
more from Luke on his perspective
and ambitions for the company.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Chair’s statement continued
While succession was a key focus
for the Board during the year, other
priorities including remuneration
were important. We were pleased
with strong shareholder support for
the updated Remuneration Policy
at the 2025 AGM that enabled us to
approach succession with confidence
in attracting the right candidates.
The new policy locks in incentives
for management to outperform and
aligns management compensation
even more with shareholder
experience.
Next phase of transformation
As Luke steps into his new role, there
are three key priorities for him, his
management team, and the Board
to deliver the next phase of GSK’s
transformation.
First, leading management to fulfil
GSK’s ambitious 2031 growth strategy
and deliver sustained shareholder
value creation. This primarily means
executing excellent launches of newly
approved products, including in
cancer and respiratory disease, and
opportunities in the late-stage pipeline
before the end of the decade.
Second, that GSK can drive the
next wave of innovation and growth
beyond 2031, including through
deploying capital to targeted business
development to further strengthen
the pipeline. GSK has cultivated a
deep expertise in the science of the
immune system and is taking this
further to target an emerging portfolio
of potentially differentiated medicines
that can outperform the competition
including in lung, liver and kidney
disease as well as cancer. If the next
wave of innovation coming through
the pipeline is realised, there is a
clear pathway to deliver patient
benefit, at scale, and drive
competitive growth beyond 2031.
Third, the Board is acutely aware
that these priorities can only be
fulfilled through ambitious adoption
of technology. This is an area where
GSK has already made significant
strides. In October, the Board spent
two days getting hands-on with the
tech tools that are transforming how
GSK works, from development to
manufacturing and marketing.
There remains profound potential
for advanced technologies, including
AI, to bring medicines and vaccines
to patients with more precision, pace
and probability of success. The focus
now should be on embedding these
technologies at scale to ensure GSK
remains competitive and invests time,
resources and capabilities in the
right areas.
External environment
The current geopolitical operating
landscape is undeniably dynamic
and requires agile leadership to
respond to these challenges and at
the same time stay focused on clear
business priorities and longer-term
fundamentals. The Board is pleased
by the way GSK has navigated the
pressures in the external environment
this year, including in our largest
market the United States. This has
involved diligently working to ensure
that innovation is both fairly rewarded
and accessible to the patients who
need it, as seen in the pricing
agreement which Emma and her
team reached with the US
Administration in December.
The Board continues to believe that
GSK’s business model, with its R&D
focus and investment in technology
capabilities, is well set to meet
societal needs now and in the future.
The convergence of increasing
demand on health systems and
advances in technology is creating an
unprecedented need and opportunity
to move towards new models of care
that strengthen access to innovative
medicines and vaccines and enable
earlier action to keep people well.
By delivering this innovation, GSK can
create sustained value for patients,
shareholders, healthcare systems,
economies and society at large.
Shareholder returns
Robust performance in 2025
coincided with a significant rise
in the value of GSK’s shares and
improved shareholder returns,
including payment of a dividend
of 66p, up from 61p in 2024. This is
welcome and reflects more tangible
market appreciation of the value in
our pipeline and consistent delivery
of our growth strategy.
However, the Board is very aware that
GSK’s share price has
underperformed for many years and
this marks only the start of a long-
awaited recovery. Under Luke’s
leadership we are determined to build
on the progress seen during 2025 and
continue to deliver significantly
improved shareholder returns over the
short and longer term.
Conclusion
On behalf of the Board, and everyone
at GSK, we wish Emma all the very
best as she embarks on new
adventures – and thank her once
again for all she delivered at GSK. I
would also like to thank the Board for
their work this year, particularly in
delivering the successful CEO
transition. Jesse Goodman stepped
down from the Board at the 2025
AGM and we wish him well in his next
endeavours; and we welcome Dr
Gavin Screaton, Head of Medical
Sciences at the University of Oxford,
who joined the Board in May 2025.
GSK’s transformation is also enabled
by the tens of thousands of people
working around the world, who strive
every day to bring medicines and
vaccines to the people who need
them. Many thanks to you, as well
as our partners and shareholders,
for your continued commitment.
Together, with Luke, we look forward
to delivering even greater impact for
patients, shareholders and our people
in 2026.
Sir Jonathan Symonds
Chair

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

CEO’s statement
It is a privilege to lead GSK into its
next phase of growth as CEO and
I am encouraged by the collective
determination to realise new levels
of performance for patients and
shareholders.
Strong 2025 performance
GSK delivered another strong
performance in 2025, with sales up
4% AER, 7% CER to more than £32
billion. Total operating profit grew
97% AER, >100% CER and Core
operating profit grew 7% AER, 11%
CER. Total earnings per share
increased more than 100% both at
AER and CER, while core earnings
per share rose 8% AER, 12% CER.
Cash generation was strong at £8.9
billion, supporting future investment
and returns to shareholders, including
the dividend of 66 pence.
Growth was driven by a 14% AER,
17% CER increase in sales of
Specialty Medicines with double-digit
growth in oncology; respiratory,
immunology and inflammation; and
HIV. Vaccines sales were stable at
AER and up 2% CER while
General Medicines sales fell by 4%
AER, 1% CER.
Good R&D progress also continued,
with five major product approvals
and several acquisitions and new
partnerships to strengthen the
pipeline further.
We also maintained our high
standards for being a responsible
business.
Looking ahead to 2026, we expect
momentum to continue with another
year of profitable growth.
Key focus areas to drive value
We have a clear strategy to develop
a high-quality portfolio of specialty
medicines and vaccines. The priority
now is delivery and overall operational
execution.
There are three areas where we
are focused to drive value in 2026.
First, drive topline growth by
maximising launch products –
not least Exdensur, our new ultra-
long-acting biologic for asthma
and Blenrep, for multiple myeloma.
Second, accelerate key assets in our
late-stage portfolio like our oncology
ADCs; and in our earlier portfolio, like
our long-acting TSLP for COPD and
regimen selection for our 6-monthly
treatment for HIV.
And third, continue to execute
business development where we see
a clear pathway to value creation.
Our acquisition of IDRx in 2025, and
more recently RAPT Therapeutics,
are examples of this.
Underpinning this will be a drive to
simplify how we work – with greater
pace, accountability and focus.
This starts with matching our best
people and resources to the best
opportunities to create value.
We’ll also have an increased focus
on leveraging the practical use of
technology, including AI.
Evolving GSK to create value
for shareholders
For our growth strategy, I see two
clear priorities to create value for
shareholders.
The first is topline. This means
delivering our sales ambition for
2031 and addressing the loss of
dolutegravir exclusivity.
Second is pipeline. Accelerating R&D
is our biggest opportunity to create
value as a company. We need to go
faster with what we have and add to it
through smart business development.
We also need our labs to produce
more competitive products.
To achieve this, we need to evolve
the company.
Building on our strong patient-led
purpose and culture, we must be
more product-centric. Everyone in
the company should be clear on
how they are helping to bring better
products to patients.
And to accelerate the pipeline, we
need to have more scientific courage
and be more agile to capitalise on
opportunities when we see them.
Conclusion
Thank you to all our people and
partners who have driven our strong
performance in 2025.
For the long term, we know what
we need to do to create value for
shareholders and patients. The focus
is now on evolving GSK to do it.
When we succeed, the result is
better outcomes for patients and
a stronger company.
Luke Miels
Chief Executive Officer

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Our external environment
In a dynamic and challenging operating landscape, our purpose and strategy keep us focused on delivering for patients and shareholders. Here, we set out three major themes shaping our environment and how we’re responding.

Sharper focus on affordability, innovation and supply
All businesses are adjusting to a more volatile and
fragmented landscape. Political shifts are reordering policy priorities and reshaping relationships and institutions
established over decades. In 2025, this was particularly
evident in trade policy, where uncertainty over tariffs
dominated the agenda. Combined with a continued
emphasis on pricing and access to medicines, this put
a sharper focus on the biopharma industry.
Rising healthcare costs and attention to domestic supply
chains are driving policy reforms to balance affordability,
innovation and supply. While medicines comprise a
relatively small proportion of overall health budgets,
governments continue to concentrate on reducing drug
costs. The US Administration is seeking to lower the
nation’s drug prices by tying them to international pricing, as well as providing direct-to-patient purchasing channels.
This has added to the pricing pressure that has intensified
in the US over the past decade.
In the UK and Europe, there are continued questions over
how health systems are valuing the benefits that innovation
brings to patients, and incentivising it appropriately.
This comes alongside a growing recognition that pricing
mechanisms and relative spend compared to the US are
a factor in bilateral trade relations. In December 2025,
the UK and the US agreed to maintain a zero tariff on
pharmaceutical products manufactured in the UK for
a three-year period.
As part of a move to strengthen national manufacturing
bases and medicine supply, domestic supply chains are
being prioritised in regions including the EU and the US,
where the Administration’s potential tariffs on
pharmaceutical imports aim to bring drug production
back to the US. This is partly in response to perceptions
that the US drug supply chain is overly reliant on China.
Factors including regulatory reforms in China over the past
decade have advanced the country’s biopharma innovation
and leadership in international science. In 2025, the share of drug licensing deals involving Chinese assets was anticipated to reach almost 40%, compared to fewer than 5% in 2020.1
Even as pricing pressure intensifies, governments continue
to look to the biopharma industry as a strategic driver of
innovation and economic renewal. As well as the US seeking
to incentivise domestic research and production, both the EU and UK published life science strategies aimed at spurring
growth in the sector. This highlights the potential for the
biopharma industry to be a partner for growth, providing
solutions that help prevent and change the course of disease and bring value to individuals, health systems and societies.

Chronic illness influencing industry and public policy priorities while infectious diseases pose a continuing threat
One of the factors contributing to rising healthcare costs
is chronic disease. In the US alone, 90% of the nation’s
$4.9 trillion in annual healthcare expenditures are for people with chronic and mental health conditions.2 Over the next
decade, the impact of chronic disease on individuals, health systems and economies is expected to increase. Cancer,
chronic respiratory diseases and neurological illnesses are
projected to be among the top ten disease burdens
worldwide by 2032, due in part to ageing populations and
increasing obesity rates.3
Biopharma innovation is increasingly focused on disease
areas with potentially large populations and opportunity for health impact, including metabolic diseases,
cardiovascular disease and neurology. Oncology remains
an enduring priority as cancer rates continue to accelerate.
It’s the fastest-growing disease burden and early onset
cancers are becoming more common. New modalities,
including next-generation antibody drug conjugates
(ADCs), offer potential for more precise, targeted
treatments to improve survival rates and overall quality of
life. Oncology and immunology are expected to be the
fastest-growing fields, after GLP-1s, over the rest of the
decade.4

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Our external environment continued
Living with a chronic illness can also put people at higher
risk of infectious diseases. While there have been
significant strides in innovation to get ahead of infectious diseases, they continue to threaten the health of
individuals and communities. Factors such as changes to
global health financing and vaccine hesitancy can pose a
risk to immunisation efforts. In 2025, the World Health
Organization (WHO), UNICEF and Gavi warned that
outbreaks of vaccine-preventable diseases such as
measles and meningitis were increasing globally.5
Infections could also become more difficult to manage due
to antimicrobial resistance (AMR). According to the 2025
WHO GLASS report, in 2023 around one in six laboratory-
confirmed bacterial infections were caused by bacteria
resistant to antibiotics.6
Rising rates of chronic ill health are increasing the strain on health systems and limiting productivity by keeping
people out of work. Policymakers are turning their attention to preventing chronic disease and intervening earlier
to improve outcomes and contain healthcare costs.
Addressing chronic disease is a major focus of the US
Administration. Prevention is also a key pillar of the UK
Government’s health policy agenda.
As countries contend with increasing rates of chronic
illness, as well as the ongoing impact of infectious
diseases, there is a clear opportunity to shift towards
preventative, pre-emptive healthcare to support future
health system sustainability and economic growth.

Tech transformation depends on talent and trust
Geopolitical unrest in 2025 was set against a backdrop
of continued rapid acceleration in technological innovation
and adoption. As generative and agentic artificial
intelligence (AI) becomes more sophisticated, it’s
transforming how many of us live and work.
For the biopharma industry, one of the most significant
use cases for AI remains R&D productivity. A proliferation
of health data, coupled with the power of AI to interpret
ever-larger datasets, offers the potential to develop
medicines and vaccines with more pace, precision
and probability of success. Currently, AI adoption is
concentrated in areas from early research through
to clinical development. Automation can transform
processes such as target selection and molecule design,
which are otherwise lengthy, manual and costly. Advanced
technologies, including AI, create potential to more deeply
understand human biology and develop more targeted
solutions to prevent and alter the course of disease.
Once drugs are developed, robotics, AI, machine learning
and other innovations can all enable manufacturers to get
vaccines and medicines of the highest quality standards
to those who need them faster, and more consistently.
The potential of technology to strengthen efficiency and
quality of manufacturing operations is particularly relevant in an environment of evolving regulatory expectations.
From manufacturing to marketing, as well as streamlining
corporate processes, data and technology are optimising
the pathway to reach patients.
Realising the potential of AI at scale depends on human
ingenuity, skill and judgement. Around 4 in 10 core job
skills are expected to change within the next five years7.
Public discourse focuses on the potential impact on jobs.
But there are opportunities for organisations to develop
new capabilities – for example, biopharma companies are
increasingly seeking talent in fields such as bioinformatics.
Crucially, realising the potential of AI for human health will also depend on building trust in how data and technologies
are being used to develop healthcare interventions. While
AI offers significant opportunity for improving health
outcomes, there are risks associated with data privacy and
security; potential for misinformation; and exacerbating
existing biases. Mitigating these risks is key in an
environment where trust in science and technology is
under pressure.
Companies play an important role in embedding ethical
guardrails around the use of data and AI and
communicating clearly with the public and stakeholders.
Action by policymakers is also needed to build a high-
quality data environment and regulate AI in a harmonised,
proportionate and pragmatic way. The approach to AI
regulation is currently diverging in the US and EU. With
the right capabilities and frameworks in place, advanced
technologies, including AI, have the potential to transform
healthcare, from discovering and developing medicines
and vaccines to reaching the right patients, at the right
time and in the right place.

The biopharma sector continues to grow as demand increases.

$2.4trn	46%	9.3%
The global medicine market – using invoice price levels – is expected to grow at 5–8% CAGR, reaching about $2.4 trillion by 2029.[8]	Specialty medicines are projected to represent about 46% of global spending in 2029, up from 27% in 2014.[9]	OECD’s Health at a Glance 2025 estimated that OECD countries allocated around 9.3% of their GDP to health on average in 2024.[10]

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Our external environment continued

Our response
We’re in a new era of volatility. The external environment
is evolving at an unprecedented pace. But as health needs
intensify, stakeholder expectations become more complex
and technological advances transform innovation, our
purpose to get ahead of disease matters more than ever.
Amid near-term uncertainty, our purpose and strategy
keep us focused on delivering value for patients,
shareholders and society.
Research and development
We continue to invest for growth in new, best-in-class
innovation, creating a stronger portfolio balanced across
specialty medicines and vaccines. Technology is one of
our three R&D priorities and we’re expanding the
deployment of advanced data and platform technologies
end-to-end in R&D. Harnessing our deep understanding of
the science of the immune system, and application of
advanced technologies, our R&D is focused on our core
therapeutic areas of respiratory, immunology and
inflammation; oncology; HIV; and infectious diseases. Our
pipeline and portfolio is targeting both chronic and
infectious diseases as areas where there’s greatest unmet
patient need and opportunity for positive impact on
individuals, health systems and societies. Our in-house
R&D, business development and strategic partnerships are
driving clear pipeline progress and momentum.
Commercial operations
Innovative medicines and vaccines to prevent and change
the course of disease are among the best investments
governments can make, generating returns for individuals,
health systems and economies. We continue to engage
constructively with stakeholders around the world to strike
a balance in which industry, governments and health
systems ensure value while reaching patients and
incentivising the next wave of innovation.
This includes in the US, where we continue to see
significant potential for discovering, developing and
launching innovation, and we invest accordingly. In
December 2025, we entered into an agreement with the US
Government to lower the cost of prescription medicines for
American patients. This includes our broad respiratory
portfolio, used to treat more than 40 million Americans who
suffer from respiratory conditions such as asthma and
COPD.
(1)World Preview 2025, Evaluate, June 2025
(2)Fast Facts: Health and Economic Costs of Chronic Conditions, CDC,
August 2025
(3)Institute for Health Metrics and Evaluation (IHME). GBD Compare
Data Visualization. Seattle, WA: IHME, University of Washington,
2025.
Available from https://vizhub.healthdata.org/gbd-compare.
(Accessed May 2025)
(4)World Preview 2025 Evaluate, June 2025
(5)Increases in vaccine-preventable disease outbreaks threaten years of progress, warn WHO, UNICEF, Gavi, WHO, April 2025
(6)World Health Organization (2025). Global antibiotic resistance surveillance report 2025: WHO Global Antimicrobial Resistance and
Use Surveillance System (GLASS): summary. World Health
Organization. https://doi.org/10.2471/B09585. License: CC BY-NC-
SA 3.0 IGO
Reaching patients at scale with our medicines and
vaccines depends on a robust supply chain. Through the
demerger of Haleon, we made deliberate choices to reset
our supply chain, including regional manufacturing and
dual sourcing. This means we have a resilient, diversified
supply chain that positions us strongly in the current
environment.
Responsible business
Being a responsible business is more important than ever.
Even as attitudes and policies diverge over how to address
global issues from health security to climate change,
they still pose an enduring challenge. Getting ahead of
these challenges helps to protect people’s health and
protect our business. We work with governments and
stakeholders to make sure that the policy and regulatory
environment stimulates and protects innovative science,
and strengthens patient uptake of medicines and vaccines,
within a culture that builds trust with transparency. This
includes embedding our own governance framework for
the development and adoption of AI.
The landscape is challenging, but we also have an
unprecedented opportunity to move towards new models
of care that strengthen access to innovation and enable
earlier action to prevent disease, keep people out of
hospital and keep people well.

Read more about our innovative R&D on pages 12 to 32
Read about our commercial operations, including our supply chain, on pages 33 to 44
Read more about our responsible business approach on pages 45 to 56
Read about how we manage risk on pages 61 to 62
(7)‘The Future of Jobs Report 2025’, World Economic Forum, January
2025
(8)IQVIA Institute for Human Data Science. The Global Use of
Medicines Outlook through 2029: Increasing Access, Use, and
Spending. June 2025. Available from www.iqviainstitute.org
(9)IQVIA, The Global Use of Medicines Outlook through 2029
(10)OECD (2025), Health at a Glance 2025: OECD Indicators, OECD
Publishing, Paris, https://doi.org/10.1787/8f9e3f98-en

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Research and development

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Research and development
We combine the science of the immune system with advanced technologies, enhanced by targeted business development and world-class partnerships, to develop new medicines and vaccines that can help transform people’s lives.

Highlights

5 major FDA approvals	17 assets in phase III	58 assets in the pipeline

Major approvals for five key assets – Exdensur, Blenrep, Nucala, Blujepa and Penmenvy

Positive pivotal phase III data for bepirovirsen demonstrating statistically significant and clinically meaningful functional cure rate for chronic hepatitis B

Tebipenem HBr PIVOT-PO phase III study in complicated urinary tract infection stopped early for efficacy

Expanded approvals for RSV and shingles vaccines Arexvy and Shingrix

Positive pivotal phase III data for next-generation low-carbon version of Ventolin

Seven pivotal trial starts including: risvutatug rezetecan for 2L/3L ES-SCLC; efimosfermin for fibrosis caused by MASH; Exdensur for COPD; and velzatinib for GIST

Targeted business development including deals with Hengrui (RI&I and oncology); Empirico (COPD); and LTZ Therapeutics (oncology)

New collaborations including the GSK-Oxford Experimental Medicine Collaboration and a first-of -its-kind research initiative with the UK Dementia Research Institute and Health Data Research UK

Our R&D approach
Our R&D approach combines our deep understanding
of the science of the immune system with advanced
technologies to develop best-in-class medicines and
vaccines that address major areas of medical need.
Advances in science and technology mean we are
increasingly able to target the underlying drivers of disease so we can predict, pre-empt and even prevent it, giving
people the chance to live not just longer, but healthier lives.
Our extensive clinical trial data, early use of human
genetics and functional genomics, and investment in data
and translational collaborations give us a deep
understanding of human biology. We’re applying this
expertise to drive innovation across our pipeline with more
opportunity and focus than ever before.
We focus on four therapeutic areas – respiratory,
immunology and inflammation; oncology; HIV; and
infectious diseases – where we have the strongest
expertise and significant patient need remains. By
developing differentiated medicines and vaccines across
these areas, we can deliver patient benefit at scale and
generate value for people, health systems, shareholders
and society.
Focusing on execution, technology and
culture
Three priorities underpin our R&D to ensure we
competitively deliver what matters most:
–Execution – accelerating delivery of our pipeline of
innovative medicines and vaccines for patients who
need them. Find out more about the latest developments
across our four therapy areas:

See page 14
–Technology –Technology is driving innovation across all
aspects of our R&D. Discover how we deploy advanced
data and platform technologies to develop medicines
and vaccines with greater pace, precision and
probability of success:

See page 30
–Culture – Our company’s culture is to be ambitious for
patients, accountable for impact and do the right thing.
In R&D, this creates an environment where we can focus
on developing medicines and vaccines that, based on
clinical merit, are better than what’s available to patients today. We continue to take action at all levels of R&D
to accelerate our culture. This includes continuing to
strengthen accountability and scientific courage. We aim
to empower individuals to make data-driven decisions,
increasingly enabled by tech, so we can deploy
resources to projects with the potential for greatest
impact:

Read about our company’s culture and people on page 57

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Research and development continued

Execution
Accelerating delivery of our pipeline of innovative
medicines and vaccines for patients who need them.
Our focus on the science of the immune system, use of
advanced technologies and targeted partnerships are
resulting in clear pipeline progress and momentum.
In 2025, total R&D expense was £7.5 billion, up 18% AER,
19% CER. We have 58 assets in our pipeline with over half
of these coming through business development. Over the
past year we began six phase I development programmes,
moved two assets into phase II and three into phase III. We
had seven positive phase III data readouts and 15
approvals across major geographies, including achieving
five key approvals in the US.
In 2025, we extended our leadership in respiratory with
FDA approvals for Nucala, the first and only once-monthly
biologic in chronic obstructive pulmonary disease (COPD)
characterised by an eosinophilic phenotype and Exdensur
in asthma with type 2 inflammation. We also made
progress with our growing hepatology pipeline with positive
pivotal phase III data for bepirovirsen in chronic hepatitis
B.
In oncology, we continued to build momentum with major
approvals for Blenrep, including in the US, Europe and
Japan, for patients with multiple myeloma.
In HIV, we added to the growing body of clinical and
real-world efficacy, safety and tolerability data for our
current portfolio and progressed our innovative pipeline
of next generation long-acting medicines that people
tell us they want and need.
We also made progress in infectious diseases with
approvals for Penmenvy, our 5-in-1 meningococcal
vaccine, and Blujepa, the first in a new class of oral
antibiotics for uncomplicated urinary tract infections and
uncomplicated gonorrhoea in almost three decades.
Over 75% of our pipeline assets have best-in-class and/or
first-in-class potential meaning we are well-positioned to
address future medical need across our core therapeutic
areas and confident in our medium- and long-term growth
strategy.
Strengthening innovation through collaboration
and business development
Over half of our pipeline has been shaped through
business development and strategic partnerships with
leading academic institutions and pioneering companies at
the forefront of scientific and technological innovation.
In 2025, our business development focused on further
strengthening our respiratory, immunology and
inflammation (RI&I) and oncology pipelines, resulting
in more than 10 acquisitions and discovery collaborations,
including assets with first- and/or best-in-class potential.
Our agreement with Hengrui Pharma to develop up
to 12 innovative medicines across RI&I and oncology
included HRS-9821, a PDE3/4 inhibitor for treatment of
COPD. We also entered into an agreement with Empirico
for EMP-012, a highly selective siRNA – a type of
oligonucleotide – currently in phase I for COPD. These
agreements support our ambition to treat patients across a
wide spectrum and complement our current portfolio of
inhaled and biologic treatments.
Other RI&I acquisitions included efimosfermin, a medicine
to treat and prevent progression of steatotic liver disease
(SLD) and RAPT Therapeutics including ozureprubart, a
potentially best-in-class anti-IgE antibody, in development
for prophylactic protection against food allergens.
We strengthened our oncology pipeline with the acquisition
of velzatinib (formerly IDRX-42) for gastrointestinal stromal tumours (GIST) and a novel preclinical antibody-drug-
conjugate (ADC) from Syndivia for metastatic castration-
resistant prostate cancer (mCRPC). Our research
collaboration with LTZ will advance up to four potential first-
in-class myeloid cell engager therapies targeting
haematologic cancers and solid tumours.
Academic collaborations are integral to our approach
and central to advancing scientific discovery. In 2025,
we progressed initiatives such as the GSK-Oxford Cancer
Immuno-Prevention programme studying pre-cancer
biology to inform novel approaches to cancer vaccination.
We also announced the Oxford-GSK Experimental
Medicine Collaboration, a five-year partnership to fund the
Oxford Experimental Medicine Clinical Research Facility to
accelerate testing of multiple medicines across cellular
mechanisms in immune-mediated inflammatory diseases.
We are also collaborating with the UK Dementia Research
Institute and Health Data Research UK to apply rigorous,
population‑scale health data science to explore whether
the Recombinant Zoster Vaccine may help reduce
inflammation and support healthy ageing.
Our targeted approach to collaboration and business
development strengthens our portfolio in areas of high
unmet need, using both internal innovation and external
partnerships to deliver transformative medicines to patients at pace and scale.

Read more about our technology collaborations on page 30
Focusing on our four core therapeutic areas

Respiratory, immunology and inflammation, see page 15
Oncology, see page 19
HIV, see page 23
Infectious diseases, see page 26

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Research and development continued

Respiratory, immunology and inflammation
We’re building on decades of knowledge in inflammatory
mechanisms to lead in respiratory and target fibrotic lung,
liver and kidney disease. We’re harnessing our expertise in
–Three of the top six causes of death worldwide are
lung diseases, which claim 7 million lives each year.
–Asthma and COPD affect around 550 million people
globally.
–Many people with asthma and COPD continue to
experience symptoms and exacerbations despite
currently available treatments
the science of the immune system to deeply understand
the underlying drivers of disease and using advanced
technologies to explore and validate new treatment
pathways so we can reach even more patients.
With over five decades of expertise in conditions like
asthma and COPD, we have a deep understanding of the
drivers of respiratory disease and the role that inflammation plays. We’re using this insight, along with cutting-edge
data and platform technologies, to deliver next-generation
treatments, moving beyond symptom control to modify
underlying disease dysfunction.
Building on our understanding of the science of the
immune system, we’re extending our expertise to target
fibrotic diseases of the lung, liver and kidneys so we can
intervene earlier and prevent, treat, stop and even
potentially reverse disease.
In this section:

Asset	Potential indication/ label expansion[1]
Exdensur (depemokimab)	Ultra-long-acting anti-IL-5 monoclonal antibody for five conditions
Nucala (mepolizumab)	Anti-IL-5 monoclonal antibody for five conditions
Camlipixant	P2X3 inhibitor for refractory chronic cough
Low-carbon Ventolin (salbutamol)	Short-acting beta 2 agonist for asthma and COPD with next- generation propellant HFA-152a
Bepirovirsen[2]	Antisense oligonucleotide for chronic hepatitis B
Efimosfermin	FGF21 analog therapeutic for metabolic dysfunction- associated steatohepatitis (MASH) and alcoholic liver disease (ALD)
Gatuzosiran (GSK'990)	Oligonucleotide for MASH and ALD
Linerixibat	IBAT inhibitor for cholestatic pruritus in primary biliary cholangitis

See a more detailed pipeline listing on pages 32 and 255
Respiratory
Respiratory diseases like asthma and COPD pose
significant challenges to the physical, social and emotional wellbeing of millions of patients worldwide. Despite the
availability of inhaled therapies, around half of respiratory patients continue to experience exacerbations. Preventing
these, especially severe exacerbations leading to
hospitalisation, is essential to improve patient outcomes
and reduce pressure on healthcare systems.
Next-generation treatments for patients
with type 2 inflammation
Type 2 inflammatory conditions encompass a range
of diseases including asthma, COPD and chronic
rhinosinusitis with nasal polyps (CRSwNP). A cytokine
(protein), known as interleukin-5 (IL-5), plays a key role
in driving this inflammation, making it a proven target for
treatment. Type 2 inflammation is the underlying driver
of unpredictable exacerbations and impacts over 80% of
people with severe asthma and up to 40% of people with
COPD. Rarer diseases including eosinophilic
granulomatosis with polyangiitis (EGPA) and
hypereosinophilic syndrome (HES) are also driven by IL-5.
Long-acting therapies that target the underlying drivers of
disease to provide sustained suppression of inflammation
could help control these diseases more effectively and for
longer periods, potentially improving patient outcomes and
quality of life.
Exdensur (depemokimab) – the first ultra-long-acting
biologic with twice-yearly dosing for patients with
asthma
In 2025, we made substantial progress in advancing
therapies that target the underlying drivers of disease.
IL-5 is an underlying driver of type 2 inflammation;
Exdensur targets IL-5 and is the first and only ultra-long-
acting twice-yearly treatment for people with asthma with
type 2 inflammation. An estimated two million Americans
live with severe asthma and 50% continue to experience
frequent exacerbations and hospitalisations. Exdensur’s
ultra-long-acting profile and twice-yearly dosing could
(1)Assets with existing approval or in development for label expansion are italicised
(2)Bepirovirsen is an infectious disease asset, reported on here in the context of our hepatology pipeline
offer sustained protection from exacerbations, fewer
hospital stays, and limit cumulative lung damage.
It represents a significant step forward, potentially
redefining care for millions of patients.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Research and development continued
In December 2025, Exdensur was approved in the US for
the treatment of severe asthma. It was also approved in the
UK and Japan for severe asthma and CRSwNP and in early
2026, it was granted approval for both conditions in
Europe. Regulatory submissions are under review across
the globe, including in China, supported by data from the
positive pivotal SWIFT and ANCHOR phase III trials.
SWIFT-1 and -2 showed depemokimab significantly
reduced exacerbations (asthma attacks), including those
leading to hospitalisation, versus placebo in patients with
asthma with type 2 inflammation. ANCHOR-1 and -2,
published in The Lancet in 2025, showed early and
sustained reductions in nasal polyp size and nasal
obstruction versus placebo.
Depemokimab is also being explored in HES and EGPA,
and in 2025 we initiated several phase III trials in COPD.
The ENDURA-1 and -2 trials are evaluating depemokimab
as an add-on therapy for patients with uncontrolled
moderate to severe COPD with type 2 inflammation. The
VIGILANT phase III trial is assessing early use in COPD
patients with type 2 inflammation who have experienced
one exacerbation and are at considerable risk for future
exacerbations.
Offering a new treatment option for COPD with Nucala
Nucala (mepolizumab), our first-in-class anti-IL-5 biologic, is approved in over 56 countries for multiple diseases with
underlying type 2 inflammation, including severe asthma
and CRSwNP. This has now expanded to include COPD
with an eosinophilic phenotype.
COPD-related hospitalisations are a major healthcare
challenge and are projected to become the leading cause
of medical admissions, surpassing ischaemic heart
disease. A quarter of patients hospitalised for a COPD
exacerbation will return within 30 days and almost 90% will
return within the year, marking one of the highest
readmission rates. There is a need for earlier intervention to improve outcomes for patients, communities and health
systems. COPD alone could cost the global economy $4
trillion by 2050 due to factors like hospital stays.
In 2025, the US FDA approved Nucala as an add-on
maintenance treatment for adults with inadequately
controlled COPD and an eosinophilic phenotype.
Eosinophils, a type of white blood cell, are a biomarker
for type 2 inflammation and can indicate if a patient is
at risk of COPD exacerbations.
The FDA approval was based on data from our MATINEE
phase III trial, published in the New England Journal of
Medicine in 2025, and METREX phase III trial. In these
studies, Nucala showed a clinically meaningful and
statistically significant reduction in the rate of moderate
or severe exacerbations versus placebo in a wide range
of COPD patients with an eosinophilic phenotype. It is
the only biologic with data that specifically demonstrated
a reduction in emergency department visits and/or
hospitalisation in a phase III trial.
In early 2026, Nucala was also approved for patients
with COPD in China and Europe, with further regulatory
submissions under review globally.
Addressing the unmet need in refractory chronic cough
with camlipixant
Refractory chronic cough (RCC) is a debilitating condition
with an estimated 10 million people diagnosed globally
who could be suitable for a potential new treatment like
camlipixant. RCC is a disease that may be associated with
hypersensitive nerves. It can cause patients to cough more
than 400 times a day alongside complications such as
urinary incontinence. Despite its significant burden, there
are few, if any, effective and approved therapeutic options
available for patients with RCC.
Lack of awareness of RCC means patients can live with the
condition for decades, undergoing diagnostic procedures
and taking treatments that are not necessarily effective
because they don’t target the underlying cause of their
disease. This can severely impact patients’ quality of life
and lead to inefficient use of healthcare resources. Patients also face an economic burden due to time missed from
work and societal stigma and isolation.
Camlipixant is our oral, highly selective P2X3 receptor
antagonist currently in phase III development as a potential treatment for patients with RCC. Clinical data have shown
that by selectively inhibiting P2X3 receptors, camlipixant
may lower cough frequency for RCC patients with a
potential best-in-class tolerability profile. The CALM-1 trial has been completed. Results will be disclosed in 2026
when the second phase III trial CALM-2 is expected to
read out.
One step closer to a low-carbon reliever MDI
Used during an exacerbation, salbutamol in a metered
dose inhaler (MDI) can help by immediately treating a
sudden onset of respiratory symptoms, such as
breathlessness. Each year, 300 million salbutamol MDIs
are sold globally. Due to the scale of volume and
worldwide use of salbutamol, our MDI Ventolin accounts for
approximately 45% of our total carbon footprint, driven by
the propellant’s high global warming potential.
To address this, we’ve developed a next-generation
Ventolin MDI using HFA-152a, a low-carbon propellant,
alongside advanced manufacturing. Data from our low-
carbon version programme confirm therapeutic
equivalence and comparable safety, and published
findings show a 92% reduction in carbon footprint per
inhaler. These findings support regulatory submissions for
the next-generation version, an important advance towards
bringing a more sustainable option for patients worldwide.

For more, read page 50 on our commitment to work towards a net zero, nature positive, healthier planet.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Research and development continued
Immunology and inflammation
We’re driving innovation across immune-mediated
conditions by combining deep expertise in immunology
and inflammatory mechanisms supported by our in-house
proprietary data and platform technologies. This integrated
approach is unlocking new opportunities to understand
disease biology, identify novel targets and match the right
treatments to the right patients.
In liver disease, we’re applying insights from genomics
and disease phenotyping to target inflammation and
fibrosis, aiming to slow or even reverse disease
progression. Our growing hepatology pipeline includes
assets for chronic hepatitis B and steatotic liver disease
(SLD).
Advancing hepatitis B treatment towards functional cure
Over 250 million people are chronically infected with
hepatitis B virus (CHB) which causes approximately
1.1 million deaths each year, and accounts for around
56% of liver cancer cases.
Despite the WHO identifying hepatitis B as a global
public health threat and setting ambitious targets for
its elimination by 2030, progress remains a significant
challenge. Intensified action across diagnosis, treatment,
and vaccination is needed to meet these targets.
Bepirovirsen, our triple-action antisense oligonucleotide,
is a potential new treatment option for people with CHB
when combined with the current standard of care –
nucleoside / nucleotide analogues.
Positive results from the B-Well 1 and B-Well 2 phase III
trials were shared in early 2026. Bepirovirsen
demonstrated a statistically significant and clinically
meaningful functional cure rate – where levels of virus in
the blood and liver are so low that the infection is controlled without medication.
Functional cure rates were significantly higher with
bepirovirsen plus standard of care compared with
standard of care alone which typically sees approximately
1% of patients achieve functional cure. Functional cure
is associated with significant reduction in the risk of long-
term liver complications, including liver cancer, as well as all-cause mortality.
Bepirovirsen has been recognised by global regulatory
authorities for its innovation and potential to address
significant unmet need in hepatitis B, with Fast Track
designation from the US FDA, Breakthrough Therapy
designation in China and SENKU designation in Japan.
We have licensed daplusiran/tomligisiran (GSK5637608,
formerly JNJ-3989), an investigational hepatitis B therapy,
to support development of a new sequential regimen with
bepirovirsen aimed at achieving a functional cure in more
patients. In 2025, we completed recruitment of B-United,
a sequential phase II trial ahead of schedule. The trial is
evaluating daplusiran/tomligisiran followed by bepirovirsen
in participants with chronic hepatitis B. We expect this trial to read out in 2027.
Advancing treatments for steatotic liver disease
Steatotic liver disease (SLD) affects up to 5% of adults
around the world. It includes several conditions associated
with accumulation of fat in the liver, including metabolic
dysfunction-associated steatohepatitis (MASH), which
affects up to 300 million people, and advanced alcoholic
liver disease (ALD), which affects around 26 million people.
Efimosfermin
In 2025, we acquired efimosfermin alfa, a potentially best-in-
class investigational medicine aimed at treating, preventing and potentially reversing the progression of SLD.
This novel once-monthly FGF21 analog therapeutic is in
development for treating MASH, including cirrhosis, with
potential for future development in ALD. Currently, MASH
and ALD have limited treatment options and are the leading
causes of liver transplant in the US, representing a
significant cost to healthcare systems.
We presented phase II data in 2025 showing that once-
monthly efimosfermin delivered improvements in fibrosis
and MASH resolution over 48 weeks. This included
improvements in liver and cardiometabolic markers, versus
patient baseline and placebo groups, plus a generally well-
tolerated safety profile.
Efimosfermin has now advanced to phase III development
following the start of the ZENITH trials. These trials are
investigating its efficacy and safety in patients with
moderate and advanced fibrosis caused by MASH.
Efimosfermin has a direct anti-fibrotic mechanism of action
which may have an impact in more advanced stages of
SLD. We also see opportunities in combination with
gatuzosiran (GSK'990), our siRNA therapeutic in
development for other subsets of patients with SLD.
Gatuzosiran (GSK'990)
Gatuzosiran is our investigational RNA interference
therapeutic for SLD to help address liver fibrosis in ALD
and MASH. Genetic analysis shows a strong association
between the HSD17B13 gene and advanced ALD and
MASH. Gatuzosiran targets HSD17B13 resulting in highly
specific binding to receptors that are only expressed on
liver cells.
Gatuzosiran is currently in phase II development to address
liver fibrosis associated with ALD and MASH, and prevent
disease progression, with an improved dosing schedule
versus current treatment.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Research and development continued
Linerixibat – for treatment of cholestatic pruritus
Primary biliary cholangitis (PBC) is a rare autoimmune
liver disease that disrupts the flow of bile from the liver, leading to the accumulation of bile acids. This can lead
to cholestatic pruritus, an intense internal itch. While
first-line treatments for PBC effectively control the
disease, around 70% fail to address the debilitating
effects of pruritus.
Linerixibat is our investigational targeted inhibitor of the ileal bile acid transporter (IBAT). Regulatory applications
were accepted by the US FDA and European Medicines
Agency in 2025, supported by the GLISTEN phase III trial
which showed rapid, significant, and sustained
improvement in itch and sleep interference versus standard
of care.
Latozinemab – for frontotemporal dementia (FTD-GRN)
In 2025, headline results from the INFRONT-3 phase III
trial showed that although latozinemab treatment
increased plasma progranulin concentrations, it did not
show a clinical benefit of slowing FTD-GRN progression.
As a result, we discontinued the open-label extension
portion of the INFRONT-3 trial and the continuation
study for latozinemab.
Nivisnebart – for early Alzheimer’s disease
Our PROGRESS-AD phase II clinical trial assessing
nivisnebart (AL101) in early Alzheimer’s disease is
ongoing and fully enrolled, with an independent interim
analysis planned in the first half of 2026.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Research and development continued

Oncology
Cancer is one of the world’s leading causes of death, with
cases continuing to rise, placing a substantial burden on
healthcare systems and economies. We focus on where we
can make the most significant and meaningful difference,
aiming to intervene earlier to modify the course of disease, redefine patient care and help prevent cancer before it starts.

–Multiple myeloma is the third most common blood
cancer globally, with approximately 180,000 new
cases a year.
–Some current treatment options require treatment
in specialised centres, despite 70% of patients
receiving care in community settings.
–New therapies are needed as multiple myeloma often
becomes resistant to available treatments.

Globally, one in five people will be diagnosed with cancer
in their lifetime, yet treatment options remain limited and
sub-optimal for many. In 2022, around 10 million people
died from the disease and, despite medical advances, the
overall five-year survival rate for all cancers is only around
69%. Cancer is complex, shaped by how cells grow,
communicate, and respond to the immune system. Our
oncology portfolio is designed to intervene based on how
cancer behaves, using the right targets and treatment
modalities to achieve the greatest impact.
Innovation in cancer care is critically needed, both to extend survival and to significantly improve quality of life for those living with, and being treated for, the disease. To get ahead of cancer, we’re harnessing our deep knowledge of the
immune system and advanced technologies to redefine
what’s possible in cancer treatment. By understanding the
underlying drivers of disease, we’re working to match the
right patients with the right treatment to improve survival
and quality of life and reduce side effects. We’re expanding rapidly beyond our focus in haematological and
gynaecological cancers into lung and gastrointestinal
cancers, prostate cancers, and other solid tumours. We’re
advancing a promising and high-potential portfolio of
innovative oncology medicines – accelerating programmes
including our ADCs, immuno-oncology treatments, T-cell
engagers, and next-generation targeted small molecules.
In this section:

Asset	Potential indication/label expansion[1]
Blenrep (belantamab mafodotin)	BCMA-targeted ADC for multiple myeloma
GSK’227 (risvutatug rezetecan)	B7-H3-targeted ADC for lung, prostate, colorectal and other solid tumours
GSK’584 (mocertatug rezetecan)	B7-H4-targeted ADC for gynaecological cancers
Jemperli (dostarlimab)	Anti-PD-1 monoclonal antibody for endometrial, colorectal, and head and neck cancers
Zejula (niraparib)	PARP inhibitor for ovarian and brain cancers
Ojjaara/Omjjara (momelotinib)	JAK1, JAK2 and ACVR1 inhibitor for myelofibrosis with anaemia
velzatinib (formerly IDRX-42)	A highly selective TKI for gastrointestinal stomal tumours

See a more detailed pipeline listing on pages 32 and 255
(1)Assets with existing approval or in development for label expansion are italicised
Antibody drug conjugates
Blenrep – potential to redefine multiple myeloma
treatment
Multiple myeloma is a complex blood cancer that is
generally considered treatable but not curable, with nearly
all patients experiencing relapse as the disease becomes
resistant to available treatments. Re-treating with existing therapies following relapse often results in sub-optimal
outcomes, highlighting the need for new and novel
therapies.
Blenrep (belantamab mafodotin) is our ADC treatment
for relapsed or refractory multiple myeloma. As the only
anti-BCMA ADC therapy approved for this disease it could
redefine treatment for patients with relapsed or refractory
multiple myeloma who need additional effective and
accessible options.
Data from two phase III head-to-head studies, DREAMM-7
and DREAMM-8, showed Blenrep in combination with
bortezomib and dexamethasone (BVd) or pomalidomide
plus dexamethasone (BPd) has the potential to extend
remission and improve survival compared to standard of
care for patients experiencing their first relapse or beyond after at least one prior line of therapy. Blenrep is also fully accessible across healthcare settings, including in
community centres where most patients receive care.
In 2025, Blenrep received approvals for both combinations
in second line and later relapsed or refractory multiple
myeloma in the US, EU, UK and Japan, plus several other
markets including Canada, Switzerland and Brazil. It is
currently under review in many other countries, including
China.
In the US, BVd is approved for adult patients with relapsed
or refractory multiple myeloma who have received at least
two prior lines of therapy.
Our robust DREAMM clinical development programme
is ongoing, aiming to advance Blenrep in earlier lines of
treatment, including for newly diagnosed patients. This
includes the ongoing phase III DREAMM-10 trial in newly
diagnosed transplant-ineligible patients, who represent
over 70% of patients starting therapy.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Research and development continued
Risvutatug rezetecan (Ris-Rez; GSK’227) –  expanding
treatment options for patients with solid tumours
Risvutatug rezetecan is our investigational B7-H3-targeted
ADC. B7-H3 is a cell-surface protein frequently over-
expressed across a range of solid tumours, including lung,
prostate and colorectal cancers.
Our global development programme, EMBOLD, is
expanding into multiple cancer types. In 2025, we initiated
a phase III study in second-line extensive-stage small cell
lung cancer (ES-SCLC). GSK-led phase I and II studies are
also ongoing, evaluating both monotherapy and
combination approaches to inform registrational pathways.
In 2025, the European Medicines Agency (EMA) granted
risvutatug rezetecan orphan drug designation for the
treatment of pulmonary neuroendocrine carcinoma,
a category of cancer that includes ES-SCLC. The US FDA
also granted orphan drug designation for small-cell lung
cancer. Both designations recognise the potential of
risvutatug rezetecan to address a significant unmet need
for ES-SCLC, an aggressive cancer with poor outcomes
and limited treatment options. This follows previous

–An estimated 1.6 million women live with active
disease, and 417,000 new cases are reported each
year worldwide.
–Around 15-20% of patients have advanced disease
when they’re diagnosed.
–Incidence rates are expected to rise by approximately
40% between 2020 and 2040.

regulatory designations in 2024, including EMA Priority
Medicines (PRIME) designation and FDA Breakthrough
Therapy Designation for relapsed or refractory ES-SCLC.
In 2025, the US FDA also granted risvutatug rezetecan
Breakthrough Therapy Designation for late-line relapsed
or refractory osteosarcoma (bone cancer). There are
currently no FDA-approved treatment options for patients
where osteosarcoma returns for a second time after lines
of therapy. Breakthrough Therapy Designation is granted
to medicines with the potential to treat serious conditions
and where clinical evidence shows substantial
improvement over current therapies
We expect data from GSK-led studies in the EMBOLD
programme to be presented in 2026 and beyond.
Mocertatug rezetecan (Mo-Rez; GSK’584) – a potential
treatment for endometrial and ovarian cancer
Gynaecologic cancers remain an area of significant unmet
need. Many patients with endometrial and ovarian cancers
still face poor survival outcomes, especially in recurrent or advanced disease. Mocertatug rezetecan (GSK’584) is our
ADC targeting B7-H4, a promising antigen highly
expressed in endometrial and ovarian cancers, with limited
expression in normal tissue.
Through our BEHOLD global development programme,
we’re advancing mocertatug rezetecan in areas of high
unmet medical need, with plans to initiate registrational
phase III trials in 2026.
We also expect data from the GSK-led phase I/II studies for
this ADC to be presented in 2026.
Immuno-oncology treatments
Jemperli – the backbone of our immuno-oncology
therapy
Endometrial cancer
Jemperli (dostarlimab) is the backbone of our immuno-
oncology-based research and development. Our ongoing
development programme includes studies investigating
Jemperli alone and in combination with other therapies in
gynaecologic, colon, rectal and head and neck cancers.
In 2025, the European Commission approved Jemperli
in combination with chemotherapy (carboplatin and
paclitaxel) for first-line treatment of adult patients with
primary advanced or recurrent endometrial cancer who
are candidates for systemic therapy. Endometrial, or
uterine, cancer is the most common gynaecologic cancer
in developed countries.
This approval broadened the previous indication for
Jemperli plus chemotherapy in the EU to include patients
with mismatch repair proficient (MMRp)/microsatellite
stable (MSS) tumours. They represent approximately 75%
of patients diagnosed with endometrial cancer, who have
limited treatment options. Jemperli in combination with
chemotherapy as first line treatment for primary advanced
or recurrent endometrial cancer is the only approved
regimen to demonstrate a statistically significant overall
survival benefit versus chemotherapy alone.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Research and development continued
Rectal cancer

–Rectal cancer is a form of colorectal cancer –
the world’s third most diagnosed cancer globally.
–Colorectal cancer accounts for around a tenth of
all cancer cases and is the second-leading cause
of cancer-related death.

In 2025, new data in patients with locally advanced
dMMR / MSI-H rectal cancer were shared from a GSK-
supported collaborative study with Memorial Sloan
Kettering Cancer Center. The study continued to show an
unprecedented 100% clinical complete response rate (no
evidence of tumours) in 42 patients treated with
dostarlimab monotherapy. These findings add to the
growing body of evidence of dostarlimab in the curative-
intent setting for locally advanced dMMR/MSI-H rectal
cancer, where there is a significant unmet need for new
treatment options that preserve quality of life.
We are evaluating dostarlimab in this setting in the ongoing phase II registrational AZUR-1 trial. Initial data are
expected in 2026. In the US, dostarlimab has received
both Breakthrough and Fast Track designations in this
indication, reinforcing its potential to address significant unmet need. It was also awarded a Commissioner’s
National Priority Voucher in the US in 2025.
The AZUR-2 trial in colon cancer is also ongoing.
Other investigational combination programmes
with Jemperli
We see significant potential to further explore the benefits of Jemperli alone and in combination. In 2025, we
continued to progress the phase III JADE study in locally
advanced head and neck cancer which affect hundreds of
thousands of patients – over 90% of whom have squamous
cell carcinoma with the majority diagnosed at a locally
advanced stage. This is expected to read out in 2028.
We are also exploring the potential use of Jemperli in
combination with our antibody drug conjugates.
In 2025, we discontinued development of select
programmes to focus on areas with greater potential
impact.
This included our CD226 axis development programme –
comprising of belrestotug (anti-TIGIT), nelistotug (anti-
CD96) and remsistotug (anti-PVRIG) – following interim
analyses from the phase II GALAXIES Lung-201 and
GALAXIES H&N-202 studies, which didn’t meet the
established efficacy criteria for continued development.
The decision is in line with data-driven inflection points
built into the programme, ensuring interim data inform
development and capital allocation.
We also announced the decision to end the cobolimab
development programme based on the phase III COSTAR
Lung trial evaluating cobolimab, dostarlimab and docetaxel
combinations.
Next-generation small targeted molecules
Zejula – our PARP inhibitor for the treatment of ovarian
cancer – now being explored for glioblastoma

–Glioblastoma is the most aggressive and most
common type of brain cancer.
–Around 250,000 cases of glioblastoma are newly
diagnosed each year around the world and are often
associated with a poor prognosis and quality of life.
–The five-year survival rate of less than 7% has
remained nearly unchanged for decades,
highlighting an urgent need for more innovation.

We continue to assess the potential of niraparib, currently
approved as Zejula as a maintenance therapy for treating
advanced ovarian cancer, in addressing other challenging
cancers.
Niraparib monotherapy is being evaluated in patients
with newly diagnosed, MGMT unmethylated glioblastoma
in the phase III GLIOFOCUS trial sponsored by the Ivy
Brain Tumor Center and supported by GSK.
In October 2025, the US FDA granted orphan drug
designation (ODD) to niraparib for the treatment of
malignant glioma, including glioblastoma. ODD is a special
status granted by the FDA to medicines intended to treat,
diagnose or prevent rare diseases. Early clinical data
suggest that niraparib could have potential as an effective
treatment for patients with newly diagnosed, MGMT
unmethylated glioblastoma.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Research and development continued
Ojjaara/Omjjara – a standard of care for myelofibrosis
with anaemia
Myelofibrosis (MF) is a rare disease affecting about
1 in 500,000 people worldwide, with most patients
eventually developing severe anaemia that requires
regular transfusions.
Ojjaara, known as Omjjara in several countries, is the only
medicine indicated for newly diagnosed and previously
treated MF adults with anaemia. More established MF
treatments can exacerbate anaemia, while Ojjaara is the
only therapy demonstrating durable clinical benefit on
spleen response, symptoms and anaemia for patients
with MF.
In 2025, Ojjaara continued to demonstrate its potential,
with new analyses underscoring the importance of earlier
intervention to achieving a dual response and improving
outcomes. Studies are underway to potentially expand the
label into additional indications including myelodysplastic
syndromes.
Strengthening our oncology pipeline with targeted
business development and world-leading partnerships
In 2025, we acquired IDRx, the Boston-based clinical-
stage biopharmaceutical company which developed
precision therapeutics to treat gastrointestinal stromal
tumours (GIST). The acquisition included lead molecule
IDRX-42 (now velzatinib), an investigational, highly
selective tyrosine kinase inhibitor (TKI) designed to
improve outcomes for GIST patients. Phase III trials in
second-line (2L) GIST started late in 2025. We are also
aiming to initiate the first-line (1L) phase III study in 2026.
GIST typically presents in the gastrointestinal tract with
80% of cases driven by mutations in the KIT gene that lead
to the growth, proliferation and survival of tumour cells.
Velzatinib has demonstrated activity pre-clinically against
all clinically relevant primary and secondary KIT mutations, a key medical need in current GIST treatment.
We also acquired a novel preclinical antibody-drug-
conjugate (ADC) from Syndivia for metastatic castration-
resistant prostate cancer (mCRPC) and entered into a
research collaboration with LTZ to advance up to four
potential first-in-class myeloid cell engager therapies
targeting haematologic cancers and solid tumours.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Research and development continued

HIV
For nearly four decades we’ve led the way in HIV
innovation, pioneering medicines that continue to
transform the lives of people living with HIV or those
who could benefit from HIV pre-exposure prophylaxis
(PrEP). Having launched the first long-acting injectable
options for HIV treatment and prevention, people now
have the option to take medication a few times a year
instead of every day. We’re now focused on even
longer dosing intervals and options for people to treat
at home, as well as ultimately finding a cure.

–Around 40.8 million people live with HIV worldwide. –1.3 million new cases of HIV are diagnosed each year highlighting an urgent need for new options to prevent and treat HIV.

Our work on HIV is led by ViiV Healthcare, which we
majority-own, with Pfizer and Shionogi as shareholders.1
ViiV Healthcare is the only company 100% dedicated to
preventing, treating and curing HIV, with a mission to leave no person living with HIV behind and an ambition to end
the HIV and AIDS epidemics.
As pioneers in HIV care, our portfolio reflects a deep
understanding of the HIV community. From launching
the first oral two-drug regimens; developing a dispersible
once-daily treatment for children living with HIV; and being the first to market long-acting injectables, we continue to
lead the way in transforming the HIV treatment and
prevention paradigm.
Both our portfolio and pipeline are built on the foundation of integrase strand transfer inhibitors (INSTIs) which are
trusted by healthcare professionals (HCPs) worldwide due
to their potency, long-term tolerability and high barrier to resistance. We began with dolutegravir, the first second-
generation INSTI, which set the standard for daily oral
treatment. Following this, we introduced cabotegravir,
a long-acting injectable that allows for treatment (when
combined with rilpivirine) and prevention of HIV with a
visit to the clinic every two months, rather than taking
daily tablets.
Long-acting injectables continue to transform HIV care
by tackling common challenges associated with daily
oral medications, such as stigma, fear of disclosure and
treatment adherence.
In 2025, we built on our growing and differentiated body
of clinical data, implementation studies and real-world
evidence showing the effectiveness of – and patient
preference for – long-acting injectables, reinforcing the
strength of our current portfolio. We also continued to
progress our innovative pipeline that will not only enable us to deliver the next generation of HIV medicines that people
tell us they want and need but also navigate dolutegravir’s
loss of exclusivity towards the end of the decade.
In this section:

Asset	Indication/potential indication[2]
Cabenuva (cabotegravir/rilpivirine)	Two-monthly long-acting injectable for HIV treatment
Apretude (cabotegravir)	Two-monthly long-acting injectable for HIV prevention
Dovato (dolutegravir/ lamivudine)	Oral 2-drug daily regimen for HIV treatment
VH184	Third-generation INSTI for long- acting HIV treatment
VH310	A pro-drug of cabotegravir for long-acting HIV treatment and prevention[3]
CAB-ULA	UItra-long-acting cabotegravir with a pharmacokinetics profile that supports four-monthly dosing
VH499	Capsid inhibitor for long-acting HIV treatment and self-administration
N6LS	Broadly neutralising antibody (bNAb) for long-acting HIV treatment and cure

See a more detailed pipeline listing on pages 32 and 255
Reinforcing the strength of our current
portfolio
Cabenuva – new approval and data for our world-first
long-acting injectable treatment
Cabenuva (cabotegravir; rilpivirine, known as Vocabria
+ Rekambys in Europe and Japan) is the world’s first and
only complete, long-acting injectable treatment for HIV,
available in 29 markets and currently benefiting 103,000
people living with HIV. Administered in a clinic as few as
six times a year, it offers an alternative to daily pills.
Following 24-week MOCHA trial data – which showed
our long-acting treatment regimen was highly acceptable
and tolerable for adolescents, with 99% of participants
preferring it to a daily oral regimen when given the option –
the European Commission authorised Vocabria +
Rekambys in 2025 to treat HIV in adolescents aged 12 and
over who are virologically suppressed. In 2023, there were
1.55 million 10-19-year-olds living with HIV. People in this age bracket typically have lower viral suppression and
reported adherence to treatment than older age groups.
(1)On 20 January 2026, GSK reached agreement with Pfizer and
Shionogi for the 11.7% economic interest in ViiV Healthcare currently held by Pfizer to be replaced with an investment by Shionogi. GSK will maintain its 78.3% economic interest. For more information, see the
Group financial review on pages 71 to 96
(2)Assets with existing approval or in development for label expansion are italicised
(3)VH310 is an inactive compound (known as a pro-drug) that converts to active cabotegravir when administered into the body. This chemical modification allows the drug to stay in the system for longer, allowing for extended intervals between doses

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Research and development continued
In 2025, we added to the growing body of real-world
evidence – now including over 25,000 people living with
HIV – demonstrating not only the high long-term
effectiveness of Cabenuva but also high patient preference
and treatment satisfaction compared to daily pills. We also
shared data from our VOLITION phase IIIb study, showing
that 89% of eligible treatment-naive people with HIV chose
to switch from daily pills to Cabenuva after achieving rapid viral suppression with a dolutegravir-based regimen.
Apretude – new data on effectiveness of our long-acting
injectable for HIV prevention
Apretude (cabotegravir long-acting or CAB LA) is our
first-to-market long-acting injectable PrEP, administered
intramuscularly by a physician six times a year. Over three
years of real-world data have shown more than 99%
effectiveness, as well as high tolerability across broad
groups of users1. Around 28,000 people are currently
benefiting from Apretude in the US.
In 2025, National Institute for Health and Care Excellence
(NICE) and the Scottish Medicines Consortium (SMC)
issued positive recommendations for Apretude, making it
the first and only long-acting injectable for PrEP available for reimbursement in the UK. This is important as it
expands the range of prevention options available in the
UK for people at risk of acquiring HIV who cannot have oral
PrEP.
Data from two implementation studies in 2025 showed no
cases of HIV acquisition with Apretude. The first – PILLAR
– focused on 12-month data from 17 clinics in the US, and
the second – ImPrEP CAB Brazil – also found 83%
(n=1200/1447) of participants chose CAB LA over oral
PrEP for HIV prevention.
We also shared results from CLARITY, a phase I study
comparing acceptability and tolerability of single-dose
CAB LA for PrEP with lenacapavir. We know patient
experience is an important factor for injectables. Results
showed 69% (n=42/61) of participants found CAB LA to
be ‘totally or very acceptable’ compared to 48% with
lenacapavir, and 90% (n=54/60) of participants and 86%
(n=6/7) of HCPs preferred CAB LA over lenacapavir after
a single dose. These findings underscore the importance
of individual choice and informed decision making in
choice of long-acting injectable HIV therapy or prevention
options.
Dovato – data underline long-term efficacy
Dovato (dolutegravir/lamividine) is our oral two-drug daily
treatment regimen, anchored by dolutegravir, and
approved in the US, Europe, Japan, Australia and other
countries. Currently, around 758,000 people living with HIV
take Dovato.
In 2025, data presented from the PASO DOBLE study
showed over 96 weeks the sustained, non-inferior efficacy
of Dovato, with less weight gain, among participants
compared to the three-drug treatment regimen, Biktarvy.
We know that people living with HIV are concerned about
taking more medicines as they age, as well as being
interested in their long-term metabolic health.
Our pipeline – developing the next generation
of HIV innovation, powered by patient insight
Built on the foundation of INSTIs, our pipeline momentum
continued in 2025 with key readouts across multiple long-
acting options, all with strong profiles that will deliver what patients have told us they want and need.
As part of our development work, we’re exploring a range
of next-generation INSTIs, a capsid inhibitor and a bNAb
that will enable us to continue the transition of our portfolio to long-acting injectables and deliver the next phase of HIV innovation.
VH184 – a potent, investigational third-generation INSTI
In 2025, we shared data from a phase IIa proof-of-concept
trial using an oral formulation of VH184, which has the
potential for patent protection through to at least 2040.
These data demonstrated that with its potency, enhanced
resistance profile and tolerability, VH184 has the potential to be a key player in the future of HIV treatment. As such, it is currently being evaluated as a candidate for inclusion in twice-yearly and self-administered long-acting injectables.
VH310 – a pro-drug of cabotegravir with a half-life at
least four times longer than the current cabotegravir
formulation
This INSTI is being evaluated for inclusion in twice-yearly
injectables for treatment and prevention.
CAB-ULA – ultra-long-acting cabotegravir with a
pharmacokinetics profile that supports dosing three
times a year
CAB-ULA has been chosen as the asset for our long-acting
four-monthly PrEP option and the EXTEND 4M phase IIb
study is fully recruited and progressing well. We are also
combining CAB-ULA with rilpivirine for our long-acting four
monthly treatment option and expect to begin our phase III
registrational study in 2026.
N6LS – a broadly neutralising antibody (bNAb) currently
in development
In 2025, we shared phase IIb data showing that N6LS
achieved high efficacy and tolerability with potential to be a potent antiviral that can function as a component of a
complete antiretroviral regimen. These results combined
with pharmacokinetics data support progressing this asset
to explore twice-yearly dosing for HIV treatment.
(1)Delany-Moretlwe S, et al. AIDS 2022. Oral OALBX0108; Mills AM, et
al. IDWeek 2024. Oral 508; Ramgopal M, et al. IDWeek 2024. Oral
505; Heise MJ, et al. HIVR4P 2024. Or OA0503; Turner C, et al.
HIVR4P 2024. Poster 01725; Hazra A, et al. CROI 2024. Poster 1241;
Traeger M, et al. CROI 2025. Oral 191

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Research and development continued
VH499 – investigational capsid inhibitor
In 2025, we shared phase IIa trial data showing
VH499’s positive antiviral activity for HIV-1 and that
it was well tolerated. The findings support continued
development of VH499 as a long-acting antiretroviral
for treatment. This asset is being assessed for inclusion
in a twice-yearly, long-acting treatment option and
self-administered therapies.
Towards a cure for HIV
Finding a cure for HIV is challenging, as the virus adapts
easily and rapidly and can hide in host cells, evading
detection by the immune system. Our approach aims
to free people from their treatment regimen by drawing
dormant HIV out of hiding so we can seek to eliminate it.
In 2025, we started ENTRANCE, a proof-of-concept study
that seeks to explore clinically the in vitro finding that
temsavir (fostemsavir, marketed as Rukobia) enhances
the ability of our bNAb, N6LS, to kill HIV-infected cells.
This is our first clinical study focused on cure and
remission.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Research and development continued

Infectious diseases
Infectious diseases remain one of the greatest health
challenges, responsible for one in seven deaths worldwide.
They impact millions of people each year, putting significant

–Around 1.2 million people are diagnosed with IMD
every year.
–Adolescents and young adults between the ages
of 16 and 23 are one of the groups at highest risk
of infection.
–Up to one in six people diagnosed with IMD may die
despite treatment, while one in five survivors suffer
life-changing long-term consequences.

strain on healthcare systems and societies.
For more than 70 years, we’ve been at the forefront of
research into diseases caused by bacteria and viruses.
Today, we have one of the largest, and most diverse,
infectious disease portfolios in our industry, helping us
to meet our goal of positively impacting the health of
2.5 billion people by the end of the decade.
We focus on the development of prevention and treatment
options for infectious diseases that impact people across
their lifespan. This includes rarer but critical conditions like meningitis; seasonal infections, like respiratory syncytial
virus (RSV) and influenza; latent infections like shingles;
and common childhood diseases. We also focus on drug-
resistant bacterial infections like urinary tract infections
(UTIs) and gonorrhoea, where antimicrobial resistance
(AMR) highlights the pressing need for innovative new
medicines and vaccines.
In this section:

Asset	Potential indication/label expansion[1]
Penmenvy	Vaccine for meningitis
Arexvy	Vaccine for respiratory syncytial virus
Shingrix	Vaccine for shingles
mRNA vaccine candidates	Vaccine for influenza and COVID-19, including combinations
Vaccine candidates with MAPS technology	Vaccine for pneumococcal disease in adults and infants
Blujepa (gepotidacin)	Antibiotic for uncomplicated urinary tract infections and uncomplicated urogenital gonorrhoea
tebipenem HBr	Antibiotic for complicated urinary tract infections

See a more detailed pipeline listing on pages 32 and 255
Penmenvy – a new 5-in-1 vaccine for invasive
meningococcal disease (IMD)
Invasive meningococcal disease is a rare but devastating
illness that can progress rapidly. The highest rates of IMD
occur in infants, whose developing immune systems leave
them highly vulnerable. A second peak in incidence is
seen in adolescents and young adults due to close-contact
behaviours. There is a clear need for effective,
comprehensive protection for these vulnerable populations.
Penmenvy, our 5-in-1 MenABCWY vaccine combines our
meningitis ACWY vaccine, Menveo, and our meningitis B
vaccine, Bexsero, helping to provide protection for the five most common causes of IMD with one vaccine.
In February 2025, Penmenvy was approved by the US FDA
to protect people aged 10 to 25, following two positive
phase III trials. Penmenvy also received a positive
recommendation in the US from the Advisory Committee
on Immunisation Practices (ACIP) as an alternative for
people aged 10 and over to receiving Bexsero and
Menveo. This was adopted as a recommendation by the
US Centers for Disease Control (CDC) and Penmenvy is
now part of the national adolescent meningococcal
immunisation schedule in the US.
Despite meningitis B being the leading cause of IMD
among US adolescents and young adults, uptake remains
low with less than 13% completing the recommended two
doses. Penmenvy aims to simplify immunisation by
reducing the number of injections needed for protection,
which could increase immunisation rates and protect more
young people from this serious disease.
Penmenvy builds on our global leadership in
meningococcal vaccination and represents a significant
step in protecting adolescents and young adults at a life
stage when they are at an increased risk of IMD.
.
(1)Assets with existing approval or in development for label expansion are italicised

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Research and development continued
Shingrix – exploring the potential for broader
benefits of shingles vaccination

–Shingles typically presents as a rash with painful
blisters, with up to 30% of people then experiencing
post-hepatic neuralgia – a long lasting nerve pain
that can last for weeks or months.
–Over 90% of adults have the varicella-zoster virus
(VZV) dormant in their nervous system which can
reactivate as they age. This causes shingles, which
affects up to one in three people in their lifetime.

Shingrix is now launched in over 60 countries, and has
been shown to provide more than a decade of shingles
protection in people aged 50 and over.
In 2025, the China National Medical Products Administration
(NMPA) approved Shingrix for the prevention of shingles in
adults aged 18 and over who are at increased risk due to
immunodeficiency or immunosuppression. We also
received approval from the US FDA and the EU for Shingrix
in a prefilled syringe for adults aged 50 and over, and
adults aged 18 and over at increased risk.
This presentation of Shingrix makes the vaccination
process simpler for healthcare professionals.
While Shingrix is only designed and approved to provide
protection from shingles, we continue to investigate
its potential broader benefits. In 2025, we presented new
evidence on the potential association between shingles
vaccination and lower risk of dementia and cardiovascular
events.1 We also published research in Nature Medicine
that used AI and machine learning models to show that
reactivation of the virus that causes shingles may be a risk factor for dementia.
We also announced a first-of-its-kind collaboration with the
UK Dementia Research Institute and Health Data Research
UK to apply rigorous, population‑scale health data science
to explore whether the Recombinant Zoster Vaccine may
help reduce inflammation and support healthy ageing.
Exploring these important scientific questions aligns with
our goal of advancing science to improve health outcomes
for patients and society.
Arexvy – extending respiratory syncytial
virus (RSV) protection to more adults

–RSV affects around 64 million people of all ages
each year globally, causing an estimated 160,000
deaths.
–It leads to around 470,000 hospitalisations per year
in adults aged 60 and over in high-income countries.
–People with certain underlying conditions like
COPD, asthma, heart failure and diabetes are at
higher risk from RSV, which can worsen these
conditions and lead to pneumonia, hospitalisation or
death.

Over 14 million people worldwide have received Arexvy,
our vaccine to provide adults with protection from RSV-
associated lower respiratory tract disease (LRTD).
Recognising the risk RSV poses to adults in younger age
groups living with health issues such as lung or heart
conditions, we continue to make progress in expanding
the groups of people who can benefit from Arexvy. In 2025,
the US ACIP recommended expanding RSV vaccination,
including Arexvy, to adults aged 50-59 years at increased
risk for severe RSV disease. Arexvy is now recommended
in the US for adults aged 50-74 at increased risk and for all adults aged 75 and over. Arexvy also received approval in
the EU for expanded use in all adults 18 years and older.
Regulatory applications to expand the indication were also
accepted for review in the US and Japan for adults aged
18-49 at increased risk.
We continue to generate data that offer critical insights to guide public health strategies and support the use of
Arexvy to prevent RSV-LRTD in adults. In 2025, new
research highlighted the significant burden of RSV in adults at risk, due to age or certain underlying conditions, and the potential impact of RSV vaccination on hospitalisation and
severe outcomes following RSV infection. We also shared
new data on how Arexvy can be used in clinical practice,
including the ability to administer at the same time as
pneumococcal and shingles vaccines.
(1)Any data regarding association between Shingrix (shingles vaccine)
and reduced risk or delayed onset of dementia and/or cardiovascular disease are off-label information.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Research and development continued
Other infectious diseases
We’re committed to driving vaccine innovation to protect
those most vulnerable and to reduce the global burden of
infectious diseases.
Influenza and respiratory combinations
Older adults, pregnant women and people with underlying
health conditions are most at risk from influenza and

–More than half of all women experience a uUTI
in their lifetime, with approximately 30% suffering
from at least one recurrent episode.
–uUTIs affect up to 16 million women in the US
each year.
–Gonorrhoea is the second most commonly reported
sexually transmitted infection in the US, with over
over 600,000 cases reported annually.

COVID-19, the leading causes of severe respiratory
disease in US adults. During the 2024-25 season, these
illnesses led to an estimated 1.37 million hospitalisations
and 92,000 deaths in the US alone, putting a significant
burden on the healthcare system with combined annual
costs of over $45 billion.
We continue to develop mRNA-based vaccines to provide
protection against influenza and COVID-19, including
combinations. We now have four candidates in clinical
development, three in phase II for seasonal influenza,
pandemic influenza and COVID-19, and a seasonal
influenza/COVID-19 combination in phase I. In 2025,
we initiated additional phase II studies for seasonal
influenza to continue our evaluation of the safety and
immunogenicity of vaccine candidates in adults aged 18
and over.
Pneumococcal disease
Globally, there are around 100 serotypes of streptococcus
pneumoniae, the bacteria that causes pneumococcal
disease, which is responsible for the deaths of around
700,000 children worldwide each year. Older adults are
also at risk of severe illness and death from pneumonia
due to age-related immune decline and other medical
conditions.
For pneumococcal disease, MAPS technology is designed
to target more strains (serotypes) at the same time,
without compromising the immune response to each
strain. This has the potential to provide broader protective coverage and a stronger immune response. We’re
developing new multivalent vaccines for infants and adults
using MAPS technology with best-in-class potential for
pneumococcal disease. In 2025, we started a phase I trial
of our investigational Pn-MAPS30 plus vaccine in adults
aged 50 to 65.
.
Antibiotics and antimicrobial resistance
Beyond vaccines, we are delivering innovation through
a novel portfolio of anti-infectives designed to combat
increasingly resistant bacterial infections.
Blujepa – a new treatment for uncomplicated urinary
tract infections (uUTIs) and uncomplicated gonorrhoea
Blujepa (gepotidacin) is the first in a new class of oral
antibiotics for uUTIs in nearly 30 years. It was approved in
2025 by the US FDA and UK MHRA for the treatment of
females aged 12 and over with uUTIs, supported by
positive pivotal data from the phase III EAGLE-2 and
EAGLE-3 trials.
With a novel mechanism of action-targeting bacterial
enzymes essential for DNA replication, Blujepa offers a
new approach to combat these resistant strains. Blujepa
can help address the growing prevalence of drug-resistant
uUTIs, which can lead to higher treatment failure rates,
severe discomfort and anxiety. Designed for administration
in a community setting, Blujepa also provides more
accessible and convenient treatment options for patients
versus those currently available. In 2025, we presented the
first real-world evidence that Blujepa provides early uUTI
symptom relief and positively impacts patients’ quality of
life.
In 2025, the US FDA also approved Blujepa for the
treatment of uncomplicated urogenital gonorrhoea in
people aged 12 and over based on positive data from the
EAGLE-1 phase III trial. Gonorrhoea is a common sexually
transmitted infection caused by Neisseria gonorrhoeae,
which has been recognised by the WHO as a high-priority
pathogen and an urgent public health threat by the US
CDC. It affects both men and women and, if left untreated
or inadequately treated, it can lead to infertility and other sexual and reproductive health complications. Blujepa
offers a new option for patients who currently rely on
injectable treatments.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Research and development continued
Tebipenem HBr – treating complicated urinary tract
infections (cUTIs), including drug-resistant infections
We also continue to make progress towards a new
oral treatment option for cUTIs. An estimated 2.8 million
cases of cUTIs are treated annually in the US alone,
where they contribute to more than $6 billion a year
in healthcare costs.
Tebipenem HBr is our investigational oral treatment for
cUTIs, developed with Spero Therapeutics. In 2025, we
announced positive data from the pivotal phase III
PIVOT-PO trial, which was stopped early for efficacy,
demonstrating that cUTIs, including pyelonephritis, can
be treated with an oral carbapenem antibiotic as effectively as with an intravenous one. A regulatory submission was
accepted by the US FDA and, if approved, tebipenem HBr
could be the first oral carbapenem antibiotic for patients in the US who suffer from cUTIs.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Research and development continued

Technology
Advanced technologies enable us to develop medicines and
vaccines with greater pace, precision and probability of
success. In 2025, we accelerated and expanded the
deployment of advanced data and platform technologies
end-to-end in R&D. Combined with artificial intelligence
(AI), these innovations deepen our understanding of the
human immune system and disease biology, enhancing
our potential to prevent and change the course of disease.
Data technology
We use advanced data assets, digital capabilities and
generative AI (GenAI) to gain deeper insights into patients, human biology and disease mechanisms. Our teams use
our diverse, deep and proprietary data sources to work
with greater speed and precision, accelerating the delivery
of solutions to address pressing health challenges.
For example, the integration of GenAI and agentic AI
into our discovery process significantly enhances our
ability to identify genetically validated targets and
optimise molecular pathways. Paired with our use of
platform technologies, this allows us to accelerate R&D
timelines and improve the precision of our therapies.
Platform technology
Platform technologies are revolutionising the development
of medicines and vaccines. By integrating advanced
scientific approaches, we are pioneering precision
interventions that target diseases at every stage. These
platform capabilities enable emerging modalities designed
to prevent disease onset, halt progression and potentially
reverse damage, delivering meaningful benefits for
patients. Our platform technologies include:
Advanced monoclonal antibodies
These modulate the immune system with precision,
providing effective and durable treatment options with
favourable tolerability profiles. Our platforms enable the
development of best-in-class monoclonal antibodies
(e.g., targeting IL-5), and bi- and tri-specific antibodies
by integrating advanced computational protein modelling
with an end‑to‑end automated lab-in-the-loop platform. This
closes the design-build-test cycle so we can reliably
deliver therapeutic large molecules, faster.
Antibody-drug conjugates (ADCs)
ADCs target malignant cells by linking monoclonal
antibodies to cytotoxic medicines, minimising damage to
healthy tissues and addressing a key challenge in cancer
treatment. Our portfolio includes Blenrep for relapsed/
refractory multiple myeloma and investigational ADCs
targeting proteins highly expressed in multiple cancer
types.
Small molecules
Small molecules are designed to target specific proteins or
enzymes with precision. Our digital chemistry platform
uses AI/machine learning (ML) and automation to
accelerate design-build-test cycles in small‑molecule
discovery. Within this, our unique generative design
system, combined with automation, will rapidly create
chemical compounds at an industry-leading scale and
enable us to accelerate identification and optimisation of
candidates.
Oligonucleotides
Oligonucleotides tackle RNA-based diseases and
modulate gene expression, targeting conditions once
deemed untreatable. Unlike most traditional medicines that
primarily target proteins, oligonucleotides act directly on
RNA, the messenger between DNA and protein, allowing
us to reach targets that are often inaccessible to small
molecules or antibodies. We're advancing oligonucleotide
discovery with a growing portfolio that includes
bepirovirsen for chronic hepatitis B, gatuzosiran (GSK'990)
for steatotic liver disease (SLD) and a clinical-stage, first-in-
class candidate, licensed from Empirico in 2025, for
COPD.
Our AI-powered, end-to-end oligonucleotide platform,
‘Oligopolis’, which incorporates the Elsie platform we
acquired in 2024, is redefining research in chemistry and
biology. The platform automates cycles of design,
synthesis and testing to accelerate delivery of molecules
that are optimised for safety, efficacy and
manufacturability.
MAPS technology
MAPS technology builds on traditional pneumococcal
conjugate vaccines (PCVs) by optimising the presentation
of multiple polysaccharide and protein antigens. Including
a greater number of polysaccharides can potentially broaden
protection, while protein antigens can elicit T‑cell responses to strengthen immunity. We’re applying this approach to
develop  pneumococcal vaccines, with the potential to
expand protection against current and future pathogens.
mRNA technology
mRNA instructs the body’s own cells to produce specific
proteins and antigens, helping the immune system prevent
and fight disease. Using this advanced, adaptable
platform technology with demonstrated application in
emerging and constantly changing viral pathogens, we
are developing vaccines for influenza and COVID-19,
including combinations.
Advanced adjuvants
Advanced adjuvants enhance the body’s immune
response, making vaccines more effective and enabling
new vaccine targets. Adjuvant-antigen combinations help
to protect specific patient groups, including older adults,
where vaccines like Arexvy and Shingrix can contribute to
addressing age-related declines in immunity.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Research and development continued
Accelerating innovation in our pipeline
In 2025, we saw clear examples of the impact integrated
data and platform technologies are having across R&D:
Choosing the right targets
We’re focused on identifying targets with the highest
potential to prevent or alter the course of disease. By
integrating diverse data, advanced technologies,
predictive modelling and insights from strategic
partnerships, we’re increasing confidence in our target
choice. An example of this is our recent licensing
partnership with Noetik, an AI-native biotech, which grants
us access to foundation models for colorectal and non-
small cell lung cancer research.
In COPD, our data-driven disease models combine human
genetics, genomics, cell biology and clinical studies to
strengthen our understanding of disease mechanisms. This
helped us validate and prioritise IL-33 and thymic stromal
lymphopoietin (TSLP) as promising targets for new
treatments and has the potential to reduce research
timelines and costs by up to tenfold. Collaborations with
leading institutions, such as Cambridge University, Boston
Medical Center and Boston University's Center for
Regenerative Medicine (CReM), are helping us scale these
efforts and improve the accuracy of early target validation.
In SLD, we’re using single-cell technology, which analyses
individual cells rather than population averages, significantly improving precision in identifying targets. It’s estimated that this approach could triple the chances of advancing to
phase III trials.
Identifying the right patients
We’re dedicated to ensuring our medicines and vaccines
reach the patients most likely to respond, based on the
characteristics of their disease. By integrating advanced
technologies such as AI/ML, organoids and biomarkers,
we are increasingly able to precisely match treatments to
individual patient characteristics, maximising therapeutic
impact.
In oncology, organoids – 3D tumour models grown from
patient tissue – have proven key to advancing personalised
cancer care. By replicating tumour behaviour, organoids
allow comprehensive testing of drug combinations and
more accurate prediction of treatment responses. Scaling
organoid technologies through partnerships with King’s
College London and our acquisition of CELLphenomics is
accelerating development of therapies like our B7-H3 and
B7-H4 ADCs, bringing us closer to cancer treatments
tailored to each patient’s unique tumour profile.
Circulating tumour DNA (ctDNA) technology enables
earlier cancer detection and tailored treatment strategies.
When combined with AI algorithms, ctDNA insights help
predict therapy responses, equipping healthcare providers
with data to inform precise treatment decisions.
AI/ML is also driving significant progress across chronic
and infectious diseases. AI-powered phenotype analysis
using UK Biobank data has reduced research timelines by
over 50% in Metabolic Dysfunction-Associated
Steatohepatitis (MASH). Similarly, we’re using AI/ML
analysis of real-world data to explore the potential
association between Shingrix, our shingles vaccine, and a
reduced risk of dementia. Our Zoster 122 study published
in Nature Medicine leveraged advanced AI/ML models to
uncover complex patterns within large-scale data sets,
often missed by traditional methods. This large-scale study
conducted on the equivalent of over 25 million patient
years of observation time, allowed researchers to evaluate
potential links between varicella zoster virus (VZV)
reactivation and dementia onset, strengthening the
hypothesis that VZV reactivation may have a role in
dementia risk.
Designing and manufacturing the right treatment
We’re revolutionising our approach to molecule design and
Chemistry, Manufacturing and Controls (CMC) using
innovative technologies that enable us to reach genetically
validated targets with the most effective treatment
modalities. Integrated tools, including AI, digital twins and automated platforms, are driving improved quality,
consistency, and efficiency across research, development
and manufacturing. This includes using highly targeted
delivery mechanisms, such as ADCs in oncology (page 19)
and oligonucleotides for hepatitis B virus and liver disease
(page 17).
Across our portfolio, digital twins are transforming
manufacturing efficiency, including for infectious diseases.
For Blujepa (gepotidacin) (page 28), in silico models
predicted impurity formation during storage, enabling the
submission of nine months of stability data to regulators
instead of the standard 12. For bepirovirsen (page 17),
digital twins lowered costs by reducing freeze-drying cycle
times by 23%, and for Menveo (our MenACWY vaccine),
they maximised yields through real-time process
optimisation and shortened early development timelines by
25%.
Finally, our AI/ML-powered lab-in-the-loop automated
systems, which scale experimentation and reduce
resource duplication, are redefining how we optimise
therapies in HIV and immunology.
Accelerating clinical trials
Innovative technologies – including predictive modelling,
automation, and advanced data technologies – are
optimising the way we conduct clinical trials, enabling
faster timelines, improved efficiency and reduced patient
burden. These advances aim to accelerate trials by 15%,
and priority studies by up to 50%, by 2028. By using data
insights, we’re automating clinical trial start-up, optimising site selection, easing patient burden and enhancing
decision making. This has already helped reduce study
sites by 10% for the B7-H3 ADC phase III trial and avoid a
six-month delay for the B7-H4 ADC phase III trial. Also,
streamlined protocols, wearable devices and fewer lab
collections saved costs in our depemokimab phase III
trials, while improving patient experience and data quality.
Finally, advanced technologies like digital twins and
machine learning are also helping to reduce trial
complexity, cutting patient numbers by up to 15% without
compromising statistical power. In 2025, retrospective
study analysis and testing of new methods in 10 protocol-
stage trials demonstrated efficiency gains, with plans for
widespread adoption in 2026.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Research and development continued
Pipeline overview
We have 58 assets in development, of which 17 are late-stage.

Phase III/Registration
camlipixant (P2X3 receptor antagonist) Refractory chronic cough efimosfermin alfa (FGF21 analog)[1] MASH
Exdensur (Long-acting anti-IL5 antibody)[1] Asthma[2,3]
linerixibat (IBAT inhibitor) Cholestatic pruritus in primary biliary cholangitis[3]
Nucala (Anti-IL5 antibody) COPD[3]
Low-carbon version of MDI, Ventolin (Beta 2 adrenergic receptor agonist) Asthma
Blenrep (Anti-BCMA ADC)[1] Multiple myeloma[3]
Jemperli (Anti-PD-1 antibody)[1] dMMR/MSI-H colon cancer[2]
risvutatug rezetecan (ADC targeting B7-H3)[1] ES-SCLC[2]
velzatinib (KIT inhibitor)[1] GIST
Zejula (PARP inhibitor)[1] Newly diagnosed glioblastoma multiforme[2]
Arexvy (Recombinant protein, adjuvanted)[1] RSV adults (18-49 YoA AIR)[2,3]
bepirovirsen (Antisense oligonucleotide)[1] Chronic HBV infection[2]
Bexsero (Recombinant protein, OMV) Meningitis B (infants US)
Blujepa (BTI inhibitor)[1] Uncomplicated UTI[2,3]
GSK4178116 (Live, attenuated) Varicella new seed
tebipenem pivoxil (Antibacterial carbapenem)[1] Complicated UTI[3]
Phase II
Benlysta (Anti-BLys antibody) Systemic sclerosis associated ILD[2,4]
GSK4532990 (HSD17B13 RNA interference)[1] MASH[2]
GSK5784283 (TSLP monoclonal antibody)[1] Asthma
nivisnebart (Anti-sortilin antibody)[1] Alzheimer’s disease
Ojjaara/Omjjara (JAK1, JAK2 and ACVR1 inhibitor)[1] Myelodysplastic syndrome[2]
cabotegravir (Integrase inhibitor) HIV
VH3810109 (Broadly neutralising antibody)[1] HIV
VH4011499 (Capsid protein inhibitor) HIV
VH4524184 (Integrase inhibitor)[1] HIV
alpibectir (Ethionamide booster)[1] Tuberculosis
ganfeborole (Leucyl t-RNA synthetase inhibitor)[1] Tuberculosis
GSK4077164 (Bivalent GMMA and TCV)[1] Invasive non-typhoidal salmonella
GSK4382276 (mRNA)[1] Seasonal flu
GSK4396687 (mRNA)[1] COVID-19
GSK4406371 (Live, attenuated) MMRV new seed
GSK5102188 (Recombinant subunit, adjuvanted) UTI[5]
GSK5536522 (mRNA)[1] Flu H5N1 pre-pandemic[5]
GSK5637608 (Hepatitis B virus-targeted siRNA)[1] Chronic HBV infection

Phase I
GSK3862995 (Anti-IL33 antibody) COPD
GSK4347859 (Interferon pathway modulator) Systemic lupus erythematosus
GSK4527363 (B-cell modulator) Systemic lupus erythematosus
GSK4528287 (Anti-IL23-IL18 bispecific antibody)[1] Inflammatory bowel disease
GSK4771261 (Monoclonal antibody against novel kidney target) Autosomal dominant PKD
GSK5926371 (Anti-CD19-CD20-CD3 trispecific antibody)[1] Autoimmune disease
GSK6582701 (PDE3/4 inhibitor)[1] COPD
GSK6759821 (siRNA for novel target) COPD
belantamab (Anti-BCMA antibody) Multiple myeloma
GSK5458514 (PSMAxCD3 T cell engaging bispecific antibody)[1] Prostate cancer[5]
GSK5460025 (Nucleotide excision repair targeting agent)[1] Solid tumours[5]
mocertatug rezetecan (ADC targeting B7-H4)[1] Gynaecologic malignancies[2]
XMT-2056[6] (STING agonist ADC)[1] Cancer
VH4527079 (HIV entry inhibitor) HIV
GSK3772701 (P. falciparum whole cell inhibitor)[1] Malaria
GSK3882347 (FimH antagonist)[1] Uncomplicated UTI
GSK3923868 (PI4K beta inhibitor) Rhinovirus disease
GSK3965193 (PAPD5/PAPD7 inhibitor) Chronic HBV infection[5]
GSK4024484 (P. falciparum whole cell inhibitor)[1] Malaria
GSK4424989 (Recombinant/glycoconjugate vaccine)[1] Group A streptococcal infections
GSK5251738 (TLR8 agonist)[1] Chronic HBV infection
GSK5459248 (MAPS Pneumococcal 30+ valent adults)[1] Pneumococcal disease
GSK5475152 (mRNA)[1] Seasonal flu/COVID-19[5]

Assets are ordered by therapy area within each phase: respiratory, immunology and inflammation; oncology; HIV; and infectious
diseases. Only the most advanced indications are shown for each asset.
(1)In-licence or other alliance relationship with third party
(2)Additional indications or candidates also under investigation
(3)In registration
(4)In phase II/III study
(5)In phase I/II study
(6)GSK has an exclusive global licence option to co-develop and commercialise the candidate
ADC: antibody drug conjugate; AIR: at increased risk;
COPD: chronic obstructive pulmonary disease; GMMA: generalised modules for membrane antigens; HBV: hepatitis B virus; ILD: interstitial lung disease;
ES-SCLC: Extensive-stage small-cell lung cancer;
GIST: Gastrointestinal stromal tumours;
MASH: metabolic dysfunction-associated steatohepatitis;
MDI: Metered dose inhaler;
MMRV: measles, mumps, rubella and varicella;
OMV: outer membrane vesicle; PKD: polycystic kidney disease;
RSV: respiratory syncytial virus; siRNA: small interfering RNA;
UTI: urinary tract infection; YoA: years of age.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Commercial operations

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Commercial operations
We delivered another year of strong performance in 2025. Sales grew to over
£32 billion, driven mainly by momentum in Specialty Medicines and with growth across all regions.

Total sales

£32.7bn	+4%	+7%
	AER	CER

Sales contribution by product groups

£15bn
£10bn
£5bn
£0bn
Specialty Medicines
Vaccines
General Medicines

■	2024	■	2025

Turnover by product groups
Specialty Medicines
£13.5bn +14% AER; +17% CER
Vaccines
£9.2bn –% AER; +2% CER
General Medicines
£10.0bn -4% AER; -1% CER

Sales contribution by region

£20bn
£15bn
£10bn
£5bn
£0bn
US
Europe
International

■	2024	■	2025

Turnover by region
US
£16.9bn +3% AER; +6%CER
Europe
£7.5bn +13% AER; +12% CER
International
£8.3bn -1% AER; +4% CER;

See Group financial review on page 71 for more detail
Absolute values at AER; changes at CER, unless stated otherwise

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Specialty Medicines
Our specialty medicines prevent and treat diseases, from asthma, cancer and HIV to autoimmune diseases like lupus. Many are first or best-in-class.

Specialty Medicines sales
£13.5bn
+14% AER; +17% CER

Respiratory, immunology & inflammation
£3.8bn
+15% AER; +18% CER

Oncology
£2.0bn
+40% AER; +43% CER

HIV sales
£7.7bn
+8% AER; +11% CER

Key marketed products
Product	Disease	Total revenue	AER	CER
Dovato	HIV treatment	£2.7bn	20%	22%
Cabenuva (Vocabria + Rekambys in Europe and Japan)	HIV treatment	£1.4bn	38%	42%
Tivicay	HIV treatment	£1.3bn	-2%	–%
Triumeq	HIV treatment	£1.0bn	-25%	-23%
Juluca	HIV treatment	£656m	-4%	-2%
Apretude	HIV prevention	£439m	57%	62%
Rukobia	HIV treatment	£169m	5%	8%
Nucala	Respiratory eosinophil-driven diseases	£2.0bn	13%	15%
Benlysta	Lupus and lupus nephritis	£1.8bn	19%	22%
Jemperli	Endometrial cancer	£861m	84%	89%
Zejula	Ovarian cancer	£557m	-6%	-4%
Ojjaara/Omjjara	Myelofibrosis	£554m	57%	60%
Blenrep	Multiple myeloma	£17m	>100%	>100%

For full commentary see Group financial review

Multiple myeloma cancer cells among
red blood cells and antibodies

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Specialty Medicines continued
Specialty Medicines continues to be the most important
driver of our business, with double-digit growth in
Respiratory, Immunology & Inflammation and Oncology, as
well as growth in HIV of 8% AER, 11% CER. Specialty
Medicines is our largest business, accounting for over 40%
of sales. Sales were £13.5 billion in 2025, up 14% AER,
17% CER.
In the last three years we have launched innovations in
respiratory, immunology, oncology and HIV; three of the
five major FDA product approvals in 2025 were in Specialty
Medicines. We expect Specialty Medicines to be a major
driver of growth in the future and account for over 50% of
sales by 2031.
To drive growth, we’re accelerating our pipeline and
prioritising business development that targets acquisitions
and partnerships to strengthen and complement our core
therapy areas.
Respiratory, immunology and inflammation
Double-digit sales growth in respiratory, immunology and
inflammation was primarily driven by Nucala and Benlysta.
Nucala is our IL-5 antagonist monoclonal antibody treatment
for multiple diseases with underlying type 2 inflammation,
including severe asthma and chronic rhinosinusitis with nasal polyps. There was double-digit growth across all regions,
reflecting the higher patient demand for treatments
addressing eosinophilic-led disease.
The strong performance in 2025 was driven by our
successful launch in COPD, following the US FDA’s
approval of Nucala in COPD in May. We’re applying the
lessons from the severe asthma market with Nucala to the
launch of Exdensur, our ultra long-acting IL-5, which is now approved in the US, UK and Japan.
Benlysta, our monoclonal antibody treatment for lupus,
continues to see strong demand and volume growth,
supported by all major guidelines. In the US, 82% of
biologic naive patients are now starting on Benlysta.
We’re focused on helping to identify and treat patients
earlier, before lupus progresses and organ damage
occurs.
Oncology
Strong oncology sales growth was largely driven by
increasing patient demand for Jemperli and Ojjaara/
Omjjara, partially offset by decreases in Zejula.
Blenrep (belantamab mafodotin) is our antibody-drug
conjugate treatment for relapsed or refractory multiple
myeloma. It has now been approved in 15 markets. In the
US, we received approval in the third line or later setting.
Over one third of total multiple myeloma treated patients
are in this setting. We expect Blenrep to meaningfully
advance treatment options for patients with multiple
myeloma and we continue to expect Blenrep to be a
material growth driver in the next three to four years.
Jemperli, a PD-1-blocking antibody, is the backbone
of our ongoing immuno-oncology-based research and
development programme. Sales of Jemperli grew strongly
following approvals in 2024 and 2025 expanding the
indication to include all adult patients with primary
advanced or recurrent endometrial cancer. Strong growth
continues in the US from high patient uptake, with the
Europe and International regions increasingly contributing
to sales and growth. Jemperli is now available in over
39 countries worldwide.
Ojjaara/Omjjara, a treatment for myelofibrosis patients with anaemia, grew strongly in the full year. Growth
contributions from Europe and International continued to
increase following high patient uptake, and from
commercial launches in 2025 across the regions including
in France, Spain, Italy, Australia and Canada. Ojjaara/
Omjjara is now available in over 30 countries worldwide.
In ovarian cancer, Zejula saw a decrease in sales, driven
by ongoing volume reductions, including impacts of an
FDA labelling update restricting use to certain patient
populations, and the impacts of IRA Medicare Part D
redesign in the US.
HIV
HIV sales growth was driven by strong patient demand,
with our long-acting injectables (Cabenuva, Apretude) and
our daily oral single-dose tablet, Dovato. In 2025, long-
acting medicines contributed over 75% of total HIV growth
with Cabenuva contributing 55%. Long-acting injectables
now represent around a third of US sales.
Cabenuva, the world’s first and only complete long-acting
regimen for HIV treatment, is available in 29 markets
including the US, Europe, Japan, China and Australia and
is currently transforming the lives of 103,000 people living with HIV.
Apretude, the world’s first long-acting medicine for HIV
prevention, is approved in 60 countries including the US,
UK, EU, Australia and South Africa. Around 28,000 people
are currently benefiting from Apretude in the US.
Dovato – approved in the US, Europe, Japan, Australia
and other countries worldwide – remains our biggest
oral regimen.
Our strategy for growth is centred on our current innovative portfolio of medicines and the development of even longer-
acting INSTI-based options for HIV treatment and
prevention, which patients tell us they want and need.

See Group financial review on page 71 for more detail

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Vaccines
Our vaccines portfolio targets infectious diseases at every stage of life, helping to protect people from meningitis, shingles, RSV and many more.

Vaccine sales
£9.2bn
–% AER; +2% CER

Shingrix
£3.6bn
+6% AER; +8% CER

Meningitis vaccines
£1.6bn
+10% AER; +12% CER

Arexvy
£593m
+1% AER; +2% CER

Key products
Product	Disease	Total revenue	AER	CER
Shingrix	Herpes zoster (shingles)	£3.6bn	6%	8%
Bexsero	Meningitis group B	£1.2bn	14%	16%
Menveo	Meningitis group A, C, W and Y	£402m	4%	6%
Penmenvy	Meningitis group A, B, C, W and Y	£8m	–%	–%
Arexvy	RSV	£593m	1%	2%
Fluarix, FluLaval	Seasonal influenza	£303m	-26%	-24%
Engerix, Twinrix, Havrix	Hepatitis	£643m	13%	17%
Boostrix	Diphtheria, tetanus, acellular pertussis booster	£654m	-4%	-2%
Rotarix	Rotavirus	£546m	-7%	-5%
Infanrix, Pediarix	Diphtheria, tetanus, pertussis, polio, hepatitis B, haemophilus influenza type B	£519m	1%	4%
Priorix, Varilrix, Priorix Tetra	Measles, mumps, rubella and chickenpox	£425m	32%	33%
Synflorix	Invasive disease, pneumonia, acute otitis media	£159m	-30%	-29%
Cervarix	Human papilloma virus	£23m	-68%	-68%

For full commentary see Group financial review

Meningococcal serogroups
(ABCWY) meningitis bacteria

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Vaccines continued
Our portfolio of marketed vaccines – one of the broadest
in the industry – helps to protect people from infectious
diseases at every stage of life. We deliver on average more
than one million doses of our vaccines every day.
Vaccines sales were £9.2 billion, stable at AER and up 2%
CER. This reflected strong demand outside the US for
Shingrix, Arexvy and meningitis vaccines, partly offset by
lower US demand for Shingrix, Arexvy and influenza
vaccines together with lower international sales of
established vaccines.
In line with our commercial strategies, we successfully
broadened access through age and geographic
expansion, improving vaccination rates by focusing on
adult patients at risk and further differentiation of our
vaccines. We exceeded expectations in getting more
patients protected in key markets, particularly with Shingrix and Bexsero.
Prevention through vaccination is more important than ever
amid growing patient need in existing and new diseases.
With populations ageing, comorbidities cause significant
public health need. This will drive sustained growth in the
vaccines market.
We keep investing in innovation. This includes further
expanding the reach and enhancing the profile of our
vaccines, as well as delivering the next wave of innovation
through our mRNA and MAPS programmes. We’re also
entering a new phase in investigating and expanding the
growing body of evidence exploring a potential link
between shingles vaccination and reduced risks for
dementia and cardiovascular disease.
Vaccines are complex and highly technical to develop and
manufacture. Our discovery, development and supply of
vaccines at scale are built on a long-term commitment to
address unmet need, build trust through transparency and
ensure the quality and safety of our products. We continue
to adapt to evolving market dynamics.
Through our strong portfolio and multi-platform pipeline,
our vaccines are well-positioned to contribute to our
ambition of positively impacting the health of 2.5 billion
people by the end of the decade.

For more on our vaccines R&D, see pages 26 to 29.
Shingrix
Shingrix had another record year. Sales grew strongly
reflecting double-digit growth in Europe and International
markets, driven by significant increased demand and
partly offset by lower sales in the US.
A number of factors drove growth, including increased
demand in Europe following the launch in France and
expanded public funding across several countries in
Europe and in Japan. We supply China through our
exclusive agreement with Chongqing Zhifei Biological
Products, Ltd. to distribute and promote Shingrix through
its network of over 29,000 vaccination points.
In the US, 44% of the 120 million adults recommended to
receive Shingrix have been vaccinated, up 4% compared
to 2024. Sales in the US declined due to the continued
slowdown in the pace of reaching harder-to-activate
unvaccinated consumers.
Shingrix is now launched in 61 countries, with countries
outside the US representing 66% of 2025 sales. We
continue to see significant opportunities for growth across
the top 10 markets outside the US where the average
immunisation rate is around 10% and uptake is significantly
higher where it is funded.
Arexvy
Arexvy sales grew, driven by recommendation and
reimbursement in Germany and tender deliveries in Spain
and Canada. While Arexvy maintained its market-leading
position in the US for older adults, sales declined due to
harder-to-activate consumers and lower market share.
More than 14 million adults globally have received our
RSV vaccine Arexvy since it was launched in 2023. Arexvy
continues to support our commercial ambitions. We believe
we are well positioned for sustained growth over the
medium and long term, with multi-billion pound sales
potential. This confidence is driven by Arexvy’s
differentiated clinical profile, the strength of our in-market partnerships, and building on our established performance
across Europe and International markets. We also benefit
from our established expertise in serving the older adult
population and from the flexibility to co-administer Arexvy
alongside Shingrix and other key adult vaccines,
enhancing both convenience and public health impact.
Arexvy is approved in 69 markets globally, 21 countries
have national RSV vaccination recommendations for older
adults and nine countries, including the US, have
reimbursement programmes. With further approvals of
expanded indications expected in 2026, as well as
appropriate recommendations from public health
authorities, Arexvy has the potential to relieve pressure on healthcare systems and help prevent the severe
consequences of RSV globally.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Vaccines continued
Meningitis vaccines
Strong performance of our meningitis vaccines was led
by Bexsero, our meningitis B vaccine. Bexsero continues to
see double-digit growth primarily due to recommendation
and reimbursement in Germany, expanded cohort
recommendations in France, and solid commercial
execution in Turkey and Vietnam. We’ll drive future growth
of our portfolio through geographic and cohort expansion
and strengthening of our market position.
In 2025 initial sales for Penmenvy, our pentavalent
MenABCWY vaccine approved by the US FDA to
protect people aged 10 to 25 years, reached £8 million.
Penmenvy also received a positive recommendation from
ACIP as an alternative for people aged 10 years and over
to receiving Bexsero and Menveo (our meningitis ACWY
vaccine). This recommendation was adopted and
published as an official CDC recommendation and
Penmenvy is now part of the national adolescent
immunisation schedule.
Established vaccines
Our established vaccines remain an important part of
our portfolio. These include vaccines that protect against
hepatitis, rotavirus and measles – which represents a
third of our total vaccines business.
Established vaccines sales decreased as a result of the
impact of divested brands, competitive pressure for
Synflorix and Cervarix and lower US demand and
unfavourable pricing for hepatitis vaccines. This was partly offset by higher sales of measles, mumps, rubella and
varicella (MMRV) vaccines.
We seek to maximise uptake of our established vaccines
among those who need them through prioritising specific
segments for growth, such as for MMRV vaccines, as we
continue to raise awareness of the importance of
vaccination.

See Group financial review on page 71 for more detail

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

General Medicines
Our broad portfolio of general medicines, from inhalers for asthma and
COPD to antibiotics, improve life for millions of people around the world.
Many are market leaders.

General Medicines sales
£10.0bn
-4% AER; -1% CER

Trelegy
£3.0bn
+11% AER; +13% CER

Key marketed products
Product	Disease	Total revenue	AER	CER
Trelegy Ellipta	Asthma, COPD	£3bn	11%	13%
Relvar/Breo Ellipta	Asthma, COPD	£1bn	-5%	-3%
Seretide/Advair	Asthma, COPD	£0.9bn	-19%	-17%
Ventolin	Asthma, COPD	£703m	–%	3%
Anoro Ellipta	COPD	£542m	-5%	-4%
Augmentin	Common bacterial infections	£602m	-5%	-1%
Avodart & Duodart	Benign prostatic hyperplasia (BPH)	£297m	-12%	-10%
Avamys	Allergic rhinitis	£222m	-12%	-10%
Dermovate, Betnovate, Cutivate, Eumovate	Inflammatory skin conditions	£204m	-2%	3%

For full commentary see Group financial review

E.coli bacteria

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

General Medicines continued
Every day, our broad portfolio of General Medicines
products, many of them market leaders, make life better
for millions of people all over the world. Over the next
decade, our ambition is for these products to have a
positive impact on the lives of hundreds of millions of
patients.
General Medicines sales were £10 billion, -4% AER, -1%
CER. Growth in Trelegy was offset by reductions in other
respiratory and other general medicine product sales as a
result of continued generic competition across the
portfolio.
The portfolio includes medicines typically prescribed in
primary care. We supply them in more than 100 countries,
and they represent more than 70% of our total medicines
and vaccines supply volume. In 2025, General Medicines
contributed almost one third of our sales, helping to fund
growth and investment in R&D and returns to
shareholders.
Respiratory and infectious diseases therapeutics make up
76% of our General Medicines revenue, and we expect
our asthma and COPD medicines Trelegy and Anoro to
grow further, alongside continued growth for select
established products in emerging markets.
To maximise returns, we prioritise investment in brands that are growing strongly, while managing the expected decline
of other products in mature markets as they lose their
patent exclusivity. We use our deep expertise in respiratory and infectious diseases to support the launch of new
medicines.
Those currently in development include a low-carbon
version of our Ventolin metered dose inhaler and novel
infectious disease medicine tebipenem which has the
potential to treat complicated UTIs. We also recently
launched Blujepa – the first in a new class of oral
antibiotics for the treatment of uncomplicated UTIs in
nearly 30 years.

Read more about Blujepa in R&D on page 28
Trelegy
Trelegy, our single inhaler triple therapy (SITT) for COPD
and asthma, is licensed in over 60 countries for COPD,
with dual indications for asthma and COPD in more than
20 countries, including the US and Japan.
In January 2026, following asthma indication approval,
Trelegy became the only SITT in China approved for both
COPD and asthma.
In 2025, Trelegy reinforced its position as the number one
SITT and as the top-selling brand in COPD and asthma
globally. This has been driven by its leading position in the two largest markets, the US and Japan, and by the SITT
class’s positive positioning across COPD scientific
evidence and global guidelines.
The 2026 Global Initiative for Chronic Obstructive Lung
Disease (GOLD) report, re-enforced the recommendation
for triple therapy over ICS/LABA for exacerbating patients,
with a new lower threshold of only one moderate or severe
exacerbation. This, alongside increasing scientific evidence generation and competitiveness within the class, will
continue to dynamise the SITT market, which, eight years
after first launch, continues to grow at over 20% year on
year.
The 2026 GOLD report also for the first time included a
section on Disease activity, stability and control, indicating a positive shift towards more ambitious treatment goals for
HCPs and patients. New biologic therapeutic options in
COPD and asthma are also reinforcing this opportunity for
more ambitious treatment goals. We expect a market shift
towards optimising treatments, favouring growth for the
SITT class, as the combination of ICS, LABA and LAMA is
expected to be the predominant inhaled treatment
backbone for add-on biologics where available.
Anoro
Anoro is approved in approximately 80 countries to treat
symptomatic COPD. It remains the global market leader in
the LAMA/LABA class by volume (unit sales), with global
sales (excluding US) continuing to grow. Anoro’s strong
clinical data profile includes head-to-head data in the
LAMA/LABA class and versus other common initial
maintenance therapy options, such as LAMA.
Ventolin
Almost six decades after its first development, Ventolin
remains highly valued by patients and healthcare
professionals. Due to the scale of volume and worldwide
use, our Ventolin metered dose inhaler (MDI) represents a
significant proportion of our carbon emissions. In 2025, we
completed phase III clinical trials in our R&D programme to
redevelop Ventolin MDIs using a low global warming
potential (low-GWP) propellant. If approved, this next-
generation version has the potential to reduce greenhouse
gas emissions by 92% per inhaler.
Augmentin
Since its launch more than 40 years ago, Augmentin – a
global leader in oral antibiotics – has been used to treat
over two billion patients and demand continues to be
strong across all regions. Augmentin, which is available in
over 100 countries, is categorised by the World Health
Organization as an AWaRE Access antibiotic. Access
antibiotics are recommended as first or second choice
treatments for common infections because of factors like
their lower potential for antimicrobial resistance.
Relvar
Relvar is available in 84 countries for the treatment of
moderate-to-severe asthma, and for COPD patients who
require an inhaled corticosteroid. Relvar is the second-
largest product in the General Medicines portfolio, with
global sales exceeding £1 billion in 2025. Relvar’s strong
clinical data profile is supported by a wealth of real-world evidence supporting the positive outcomes patients can
achieve. Sales growth continues to outpace the ICS/LABA
market globally ex-US. ICS/LABA remains the mainstay of
asthma treatment. Accordingly, Relvar will continue to be a
strong contributor to General Medicines revenue in the
coming years.

See Group financial review on page 71 for more detail

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Manufacturing and supply
We continue to invest in a resilient
global supply chain that can
consistently deliver medicines
and vaccines to meet patient
needs at pace and scale.
Our global supply chain is critical to manufacturing and
supplying reliable, high-quality medicines and vaccines
to positively impact health and drive our performance.
More than 24,000 people are working across our global
network of 33 manufacturing sites to ensure the flow of
medicines and vaccines needed to get ahead of disease
together. In 2025, our network delivered 1.64 billion packs
of medicines and 389 million vaccine doses.
Following the integration of our medicines and vaccines
manufacturing network in 2024, we continue to transform
our supply chain to strengthen our resilience and future-
proof our operations. By bringing together our teams
and expertise in medicines and vaccines, we’ve increased
efficiency and enhanced our capabilities to deliver our
new products.
We’re harnessing new technologies to transform how we
manufacture medicines and vaccines. At the same time,
we’re taking further steps to protect continuity of supply
for products, critical materials and components. Together,
these efforts drive efficiency, maintain product quality
and increase capacity so that we can consistently deliver
medicines and vaccines to meet patient needs at pace
and scale.
Investing for the future
We continue to invest in reshaping, simplifying and
strengthening our operations. Our investments are
focused on creating an agile network with the capacity
and capability to bring the next generation of specialty
medicines and vaccines to patients.
In September 2025, we announced a $1.2 billion investment
over the next five years in advanced manufacturing
facilities, AI and advanced digital technologies, to deliver new, next-generation biopharma factories and laboratories
in the US. These investments, which are part of our
manufacturing investment commitment in the US, build on
our strong existing innovation and manufacturing footprint
and capabilities in the US.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Manufacturing and supply continued
The investments include construction of an additional new
biologics flex factory at Upper Merion, Pennsylvania. A flex factory is a multipurpose production facility that can adapt quickly to produce different types of medicines, often using modular equipment and standardised processes. The new
biologics flex factory will focus on delivering potential best-
in-class medicines for respiratory disease and cancer for
patients in the US and around the world.
Alongside the new flex factory, we’ll be investing in AI and digital capability across our five existing US manufacturing sites, as well as new drug substance manufacturing and
device and auto-injector assembly capabilities.
The investments follow an $800 million expansion of our
site in Marietta, Pennsylvania, which was announced in
2024. We officially broke ground on the new facilities in
April 2025. The new facilities will double the size and
capacity of the existing site. As part of this project, we’re bringing R&D and manufacturing together in one location,
enabling even closer collaboration on delivery of our
pipeline.
In the UK, at our Barnard Castle site an investment of
£120 million is underway to expand the manufacturing
of next-generation specialty medicines. This investment
includes installing a high-speed aseptic syringe filling line, enhancing the site’s existing specialist capabilities and
ensuring we continue to meet growing demand.
As part of streamlining and simplifying our network, in
2025, we closed our sites in Tianjin, China and Quality
Road, Singapore, following successful transfers of
production to outsourced partners. As planned, we also
closed our Ulverston site in the UK following the divestment of our cephalosporins antibiotics portfolio.
In the US, the Binney Street facility is transitioning solely to an R&D facility, with the manufacturing operations being
decommissioned. We also reached an agreement to divest
our Rockville site to one of our valued, long-term Contract
Development and Manufacturing Organisation (CDMO)
partners. The sale is expected to close towards the end of
the first quarter of 2026.
Accelerating innovation
Our global supply chain teams play a pivotal role in the
way we prevent and change the course of disease,
bringing our innovations to patients as quickly, efficiently and effectively as possible. They’re involved early in
product and process development, working with R&D to
make sure that what works in clinical trials can be smoothly scaled up to commercial production.
Five key product approvals in 2025 underline the strength
of our portfolio and pipeline. As such, our supply chain
teams have never played a more pivotal role in preparing
for and delivering these product expansions and new
launches to patients around the world.
–Blenrep: Within one week of regulatory approval in the
UK, our sites in the US, Italy and Singapore worked
together to prepare the first batch for shipment.
–Exdensur: The first batch was ready for launch within
days of the first approval, and shipped from our Barnard
Castle site before the end of the year.
–Nucala: Our agile respiratory supply chain enabled us to
meet immediate demand for this product expansion in
the US. To further strengthen our supply chain resilience,
we've established a new external supply partnership for
manufacturing Nucala, complementing our existing
internal capabilities.
–Blujepa: We successfully supplied launch volumes in
2025. In preparation for demand at launch, our teams
used a digital twin of the manufacturing process to
model various production scenarios to select the right
equipment for scaled commercial production.
–Penmenvy: Our sites at Wavre in Belgium, Rosia in Italy,
and Marietta in the US, coordinated to supply doses of
this vaccine for US adolescents and young people in the
summer of 2025.

Read more about our five key product approvals on page 4
Read more about our research and development on page 13
Harnessing technology
Across our supply chain, we’re implementing integrated
digital solutions, smart manufacturing and AI to ensure our
factories are fit for the future and to enhance speed, quality and efficiency.
Smart manufacturing is a broad programme incorporating
many new technologies such as intelligent digital
automation, dynamic simulation and process modelling
tools. We’re initially focusing on three pilot sites before
broader implementation. At the heart of our smart
manufacturing strategy is a centralised interface that
consolidates data from multiple sources. This enables us to
quickly gain insights and deploy advanced AI applications.
We've already implemented several successful examples,
including supporting accurate execution of complex
manufacturing steps, process changeovers, and
maintenance. Also, by combining Process Analytical
Technology with digital twins, we can track production in
real time and optimise process yield, leading to
improvements in product costs.
A key project in our digital transformation is the
implementation of integrated business planning. This year
we successfully rolled out advanced demand planning
across a large part of our global network and we’ll
accelerate this deployment in the coming year. By
integrating our planning processes with advanced
forecasting AI, we’ll drive improvements in planning
accuracy and supply chain efficiency, leading to optimised
inventory levels.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Manufacturing and supply continued
AI applications are also delivering tangible benefits in
several other key areas: enhancing production through
advanced parameter analysis; enabling predictive
maintenance to minimise downtime; and ensuring
robust environmental monitoring and control.
Generative AI has been implemented at over 20 sites to
review historical investigation data and identify trends for improvement. Also, in 2025 we launched an AI
investigation tool to enhance the quality of investigations. In
2026, we’re launching a multi-agent platform to support
inspection readiness by detecting and preventing issues in
real time before they lead to investigations.
Building sustainable and responsible
manufacturing
We’re committed to responsible, sustainable practices in
our supply chain. This helps to protect our environment
and to future-proof our network against potential climate
and nature-related risks.
A key priority is our supply chain’s preparedness for the
launch of low-carbon Ventolin from 2026. Following positive
phase III clinical results, teams across our sites are
working to make sure we’re ready for launch. This will
significantly reduce the carbon footprint of one of our key
medicines by over 90%, helping us to deliver on our
sustainability commitments.
In 2025, we continued to progress the deployment of solar
energy in our manufacturing sites. In total, 23 of our sites are now using solar energy to contribute towards
sustainable energy consumption.
This year we adopted new automation and robotics to
enhance production efficiency and reduce material waste.
We are also transitioning from manual to electronic batch
records to reduce paper waste, resulting in an 83%
reduction in time taken for quality reviews of batch records.
As part of our broader efforts to get ahead of antimicrobial resistance (AMR), which is a major threat to global health,
in 2025 we extended our BSI AMR Kitemark certifications.
The kitemark gives independent assurance that the
antibiotics manufacturing process meets rigorous
international standards. Our Worthing antibiotics site
achieved certification in 2024 and this year, five more
sites completed their certification.

Delivering quality, safety and reliability
We're committed to delivering medicines with the highest
quality and safety standards, ensuring a reliable supply to
meet patient needs and maintain our competitive edge.
Our supply chain continues to perform strongly, achieving
99% on-time, in-full (OTIF) delivery.
In 2025, we had 134 regulatory inspections across our
manufacturing sites and local operating companies,
compared with 114 in 2024.

Read more about product governance, including regulatory inspections, on page 56

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Responsible business

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Responsible business continued

Our approach
Being a responsible business is vital to our strategy and
long-term success. It helps us build and sustain trust with
our stakeholders, reduce risk, support our people to thrive
and deliver positive health impact at scale.
To deliver on our purpose, we must consider our impacts,
risks and opportunities across everything we do, in our
business and value chain. We focus on six areas to help
us address what’s most material to our business and most
important to our stakeholders:
–Access to healthcare
–Global health and health security
–Environment
–Inclusion
–Ethical standards
–Product governance
To sustain trust, we must be responsive to the environment
we operate in, and to our key stakeholders’ changing
expectations. This means we continue to review and evolve
what we do in all six focus areas and monitor our external
environment and strategic priorities to make sure we’re
focusing on the right areas.
Materiality
We regularly undertake materiality assessments to assess
the key issues that matter most to our business and
stakeholders. The results inform our approach to reporting
and the metrics we include in our Responsible Business
Performance Rating (see below).
In 2024, we carried out a double materiality assessment
to prepare for reporting under the Corporate Sustainability
Reporting Directive (CSRD), following guidance from
European Sustainability Reporting Standards. In 2025, we
updated our materiality assessment to ensure continued
readiness for CSRD. The assessment built on the 2024
findings and reflected changes to the external environment
over the preceding 12 months. The assessment reaffirmed
that the most material issues for our business are well-

2025 Responsible Business Performance
Rating
Our 2025 Responsible Business Performance Rating
is on track, based on 92% (12 out of 13) of
performance metrics being met or exceeded. One
metric, on clinical trial representation, fell short of its
target.
Since we introduced the metric in 2022, we’ve
maintained on-track performance against our
performance rating each year. Where we have work to
do, we have plans in place and monitor our progress.

aligned with our six focus areas. GSK will be in scope for
CSRD from the 2027 financial year, with our first CSRD
report published in 2028.
Our Responsible Business Performance
Rating
Our Responsible Business Performance Rating is one
of our corporate KPIs and tracks progress against key
metrics across our responsible business priority areas.
Each year, we review the metrics that contribute to
the overall Performance Rating. For 2025, we have
set 13 metrics (down from 22 in 2024) which support
greater focus on our most material topics.
The changes were:
–Environment: removed a waste metric and a paper and
palm oil metric in order to focus on our most material
environmental impacts
–Inclusion: removed four metrics, as outlined in our 2024
report, after reviewing our inclusion approach and the
completion of our overarching ethnicity and gender
aspirations
–Ethical standards: removed one metric, as it relied on
employee survey data, which was unavailable in 2025
–Product governance: removed a clinical trial
transparency metric as we’d consistently met the
maximum limit for the target, and a metric for inspections
from all regulators to avoid duplicating metrics on this
topic
How we assess performance
The GSK Executive Committee (ExCom) is accountable for
delivering progress against the metrics and regularly
reviews performance along with the Corporate
Responsibility Committee (CRC). The ExCom is
accountable for delivering progress against our
Responsible Business Performance Rating and the
individual metrics that contribute to it. It regularly reviews performance along with the CRC, embedding
accountability in the business. Each metric is assessed as:
on track (we’ve met or exceeded the metric); on track with
work to do (we’ve achieved at least 80% of the metric); or
off track (we’ve missed the metric by more than 20%).
To calculate the overall Performance Rating, we
aggregate performance across all 13 metrics into a single
score. This score shows whether we’re on track, on track
with work to do, or off track. This rating is defined below:
On track: 70% or more of all metrics are on track
On track with work to do: more than 50% of all metrics
are either on track, or on track with work to do
Off track: more than 50% of all metrics are off track

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Responsible business continued
External benchmarking (as at February 2026)
Investors frequently ask us about our performance in key
ratings including:
–Access to Medicine: 2nd among 20 of the world’s
largest pharmaceutical companies in the Access to
Medicine Index 2024
– FTSE4Good: Member of FTSE4Good Index since
2004
–CDP: A in Climate change, A in Water security,
B in Forests and Supplier Engagement Leader
–Sustainalytics: Low risk rating
–MSCI: AA rating
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
metric 2025
–Progress towards our 2030 goal of reaching 1.3 billion
people in lower income countries with our products
Our progress in 2025
We believe access has to start with understanding patients
– who they are, how a disease affects them and the context
in which they access care – so that we can reach them in
the right way with innovation that is relevant to them.
This could mean helping uninsured and under-insured
people in higher income countries. Or it could mean
partnering with global health organisations, local
governments and communities to reach people in lower
income countries, which are disproportionately affected
by the infectious diseases where we have expertise.
To grow sustainably, we must support access in different
ways across a broad range of markets. We are committed
to partnering with patients, communities, payers, regulators and policymakers to help strengthen health systems and
find new ways to get the right products to the right people.
Measuring our progress on access and impact on
health at scale
We are on track to make a positive impact on the health
of 2.5 billion people by 2030. We estimate that we reached
at least two billion people between 2021 and the end of
20241, 1.5 billion of them in low- and lower-middle-income
countries. The remainder were in high- and upper-middle-
income countries.
(1)Date of latest progress calculation. Includes patient reach for donations of albendazole tablets up to 2023. 2024 data was
unavailable at time of calculation
(2)Drug Channels Institute 2021-2025 industry drug pricing analysis
While we have exceeded our original estimate of 1.3 billion
for low- and lower-middle-income countries, we don’t see
progress towards our ambition in linear terms. Because we
don’t double-count those we’ve already reached once,
reaching people becomes harder the closer we get to our
goal, especially as the people we haven’t reached yet
might be the hardest to access. Also, as we work with
partners to eliminate diseases like lymphatic filariasis, the number of people we reach with programmes like this will
naturally fall, reflecting the programme’s effectiveness.
We will continue to refine how we measure our progress as
we pursue our commitment to discover and deliver the
specialty medicines, vaccines and general medicines that
will make a large-scale positive impact on health. We report more detail on our methodology in our Responsible Business
Report.
Evidence-based pricing that recognises benefits
To set responsible prices for our products, we look at the
benefits they bring to patients and healthcare systems,
measured in terms of clinical, economic and social
outcomes. We must strike the right balance between
responsible pricing and sustainable business, as our
medicines and vaccines are the backbone of the revenue
that funds the R&D behind our next generation of products.
We want patients to get better outcomes through access to
our medicines, while also creating predictability and
stability for payers and our business. We proactively
engage with payers on upcoming product launches to
support effective budget planning, as well as adjust prices
to account for inflation.
In the US in 2025, our combined average net price (after
discounts, rebates or other allowances) for our medicines
and vaccines decreased by 0.1%. The average list price
increased by 3.8%, compared with 3.5% for the industry.2.
In the last five years, the average net price of our products rose 2.5% per year, and the average list price rose by
3.2%, compared with 4.1% (list) for the industry2.
In December 2025, we entered into an agreement with the
US Government to lower the cost of prescription medicines
for American patients. This includes our broad respiratory
portfolio, used to treat more than 40 million Americans
who suffer from respiratory conditions such as asthma
and COPD.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Responsible business continued
Access strategies focused on lower income countries
Vaccines
We’ve supported Gavi, the global public-private vaccines
alliance, since it was founded in 2000, supplying over
1.2 billion vaccine doses overall and nearly 99 million in
2025 alone. In 2025, we underlined our commitment to
Gavi with overall contributions to the Gavi replenishment
of up to €100 million, making GSK the largest private sector contributor.
In 2025, through our partnership with Gavi, we delivered
99 million of doses of critical vaccines to protect vulnerable populations in lower income countries: approximately
four million doses of Cervarix to address cervical cancer,
eight million doses of our malaria vaccine RTS,S/AS01,
around 44 million doses of Synflorix our pneumococcal
vaccine provided to 21 Gavi-eligible countries at our lowest price and 43 million doses of Rotarix, our rotavirus vaccine supplied to children across 26 Gavi-eligible countries and
four former Gavi countries.
We’re also a longstanding supplier of oral polio vaccines
through UNICEF, supplying around 55 million doses in
2025.
Malaria
Since WHO recommended our first-in-class RTS,S/AS01
malaria vaccine, developed with PATH and partners, in
2021, 12 countries have introduced it. A 2024 WHO
evaluation of the vaccine pilot in Ghana, Kenya and
Malawi, where over two million children received the RTS,S
vaccine between 2019 and 2023, reported a reduction in
all-cause mortality and a fall in hospitalisations with severe malaria among children age-eligible for vaccinations
during this period.1
In 2025, Burundi and Guinea became the latest to
announce rollout of the vaccine. Bharat Biotech will
become the sole supplier following the transfer of
technology and know-how from GSK. This collaboration
exemplifies our model of shared responsibility in delivering innovative vaccines to those who need them most.
Lymphatic filariasis
Lymphatic filariasis (LF) is a debilitating disease caused
by a parasite transmitted to humans by mosquitoes.
We’re committed to eliminating it by donating albendazole
tablets as part of an overall drive to tackle neglected
tropical diseases. We’ve donated over 10 billion tablets,
and the disease is now eliminated in 21 countries. The
programme, which marked its 25th anniversary in 2025,
has benefited over 943 million people according to WHO.
HIV
Our longest-standing voluntary licences cover single or
fixed dose combination products containing generic
dolutegravir for HIV treatment and through our partnerships
over 1.75 billion packs have been supplied. By the end of
2025 more than 26 million people across 129 countries had
access to a generic product containing dolutegravir –
that’s at least 90% of people living with HIV on antiretroviral in generic-accessible low- and middle-income countries.
Although children only account for 3% of people living with
HIV, in 2024, they made up 12% of AIDS-related deaths.
We work with partners to get age-appropriate HIV
treatment options into the hands of those who need them.
For example, following FDA approval, we saw a rapid
rollout of paediatric dispersible dolutegravir and paediatric formulations are now available in 123 countries.
We believe long-acting injectables are the key to ending
the HIV epidemic. That’s why, since 2022, we’ve focused
on increasing access to our long-acting injectable
cabotegravir for HIV prevention (CAB LA for PrEP). This
includes not only voluntary licences but committing to
make at least two million doses available for procurement
in low- and middle-income countries in 2025-26 and
providing funding of over £1.2 million to implementation
partners to ensure continuity of service.
Following updated guidance from the WHO, this year we
expanded our voluntary licence with the Medicines Patent
Pool to include long-acting cabotegravir (in combination
with J&J’s rilpivirine) for HIV treatment in 133 countries.

(1)World Health Organization, World Malaria Report 2024

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Responsible business continued

Global health and health security
We are helping to address the biggest health
challenges faced by people around the world.
Our commitment
To develop novel products and technologies to treat and
prevent priority diseases, including pandemic threats.
Our Responsible Business Performance Rating
metrics 2025
–Progress four Global Health pipeline assets to address
priority WHO diseases
–Progress eight active R&D projects that address
pathogens prioritised by WHO and CDC as posing
the highest level of concern due to drug resistance
(critical and/or urgent threats)
Our progress in 2025
We are experts in many infectious diseases, including
tuberculosis (TB), malaria and HIV, that cause death and ill-
health for millions of people. We’re committed to developing novel products and technologies to treat and prevent
priority diseases in lower income countries. Our work on
global health also helps us to attract and hold on to
outstanding people motivated by tackling some of the
world’s biggest health challenges. We have the largest
priority pipeline among the world’s 20 largest
pharmaceutical companies1, that seeks to address high-
burden diseases flagged as priorities by global health
stakeholders including the WHO.
R&D to tackle high-burden diseases in lower income
countries
We want to change the course of high-burden diseases
in lower income countries by preventing and treating
infectious diseases, including ones where AMR is a threat.
By the end of 2025, we’d invested 46% of the £1 billion we
committed in 2022 to accelerate R&D for Global Health.
We had also progressed seven Global Health pipeline
assets to address WHO priority diseases, including ones
exacerbated by changing climate conditions and those
that disproportionately affect people in lower income
countries.
We are committed to tackling TB, one of the world’s
deadliest infectious diseases. We have developed a
promising candidate vaccine, M72/AS01E, up to proof of
concept (phase IIb). In 2020, we partnered with the Gates
Medical Research Institute (Gates MRI) to advance its
development. The M72/AS01E vaccine candidate has now
progressed into phase III trials, funded by the Gates
Foundation and Wellcome. In 2025, enrolment of
approximately 20,000 people, including people living with
HIV, across five countries was completed 11 months ahead
of schedule.
In 2025, the European Medicines Agency granted
orphan drug designation to alpibectir and ethionamide
(AlpE) to treat TB, a status intended to encourage the
(1)2024 Access to Medicine Index
development of therapies for rare diseases. AlpE,
developed with BioVersys, is a combination of the small
molecule alpibectir and the antibiotic ethionamide, and it
received orphan drug designation from the FDA in 2023.
Following the 2024 launch of our world-first malaria vaccine for children in endemic countries, targeting the deadliest
form of malaria, P. falciparum, we are developing a second-
generation malaria vaccine designed to further improve
protection against the disease. Development is currently
at the pre-clinical phase.
Strengthening health security
Innovating to counter antimicrobial resistance
AMR is a growing threat to people, healthcare and
economies, which could kill an estimated 10 million people
a year by 2050. By addressing AMR, we support people
and communities against infectious disease but also
protect our portfolio of medicines and vaccines, which
could become less effective as resistance increases. We
have more than 30 R&D projects including medicines and
vaccines relevant to AMR, with 17 targeting pathogens
deemed ‘critical’ (by WHO) and/or ‘urgent’ (by Centers
for Disease Control and Prevention).
In 2025, we reached important regulatory milestones in
AMR with the approval in the UK and US of Blujepa
(gepotidacin) as oral treatment for uncomplicated urinary
tract infections – also known as acute cystitis – with the US also approving it for uncomplicated urogenital gonorrhoea.
These common infections are increasingly caused by
multidrug-resistant pathogens that are recognised by the
WHO and CDC as urgent health threats requiring new oral
antibiotics. In addition, Tebipenem HBr, which we’re
developing with Spero Therapeutics, could be the first oral
carbapenem antibiotic for patients with complicated urinary
tract infections (cUTIs). For more details see R&D on page
28.
Supporting appropriate use of antibiotics
We run several initiatives to support appropriate use of
antibiotics. This includes educating healthcare
professionals about using and prescribing antibiotics in the right way, and the importance of surveillance studies. We
maintain our multinational Survey of Antibiotic Resistance
programme, which helps us generate and share data on
pathogens’ susceptibility to antibiotics. We also run
surveillance studies to support antimicrobial assets in late-
stage development.
Investing in innovation and partnership to find
and scale solutions to AMR
We’re investing £45 million to support the Fleming Initiative, a global network combining scientific, technology, clinical, policy and public engagement expertise to develop new
AMR interventions. In November, we announced six major
new research programmes with the Fleming Initiative,
combining scientific expertise with cutting-edge AI
technology to accelerate AMR research. This includes
funding for around 50 dedicated UK scientific and
academic positions focused on AMR research.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Responsible business continued
We’ve also committed €4.5 million to the Global Antibiotic
Research & Development Partnership (GARDP) for
2025-27 to shape the policy environment for sustainable
and appropriate use of antibiotics in lower income
countries. In 2025, we worked together to understand
the current access ecosystem and explore pathways
to market for antibiotics.
Partnering for pandemic preparedness
To help prevent and respond to health security
emergencies, we work with governments and other
stakeholders to strengthen global preparedness and
get ahead of disease together. This means drawing
on what we’ve learned from COVID-19 and previous
outbreaks, championing innovation and promoting
sustainable approaches for the biopharmaceutical
sector and public health.
As part of the President’s Strategic Active Pharmaceutical
Ingredients Reserve (SAPIR), in December 2025 GSK
entered into an agreement with the US Government to
strengthen the resilience of the US supply chain for critical medicines by securing a domestic reserve of albuterol
(also known as salbutamol), the active ingredient used
in many inhalers.
We have contracts with the European Commission’s Health
Emergency Preparedness and Response Authority (HERA),
Canada, the US, and WHO to supply Adjupanrix (to 12
European countries) and Arepanrix (US and Canada) if
the WHO declares an influenza pandemic. These contracts
reserve production and supply of the vaccine and together
could provide at least 200 million doses.
We also have an influenza A (H5N1) pre-pandemic vaccine
candidate in phase II development, which has been
granted fast track designation by the FDA.

Environment
Climate change and nature loss pose risks to human
health and business resilience. By reducing our
environmental impact, we help safeguard our long-term
business success and boost our ability to get ahead of
disease.
Our commitment
Commit to a net zero, nature positive, healthier planet
with ambitious goals set for 2030 and 2045.
Our Responsible Business Performance Rating
metrics 2025
–Operational emissions reduction (Scope 1 & 2 market-
based emissions)
–Complete Clinical Studies to enable filing of low carbon
version of Ventolin MDI
–Percentage of carbon credit volume in project pipeline
–Average of the percentage of GSK sites and suppliers
compliant with wastewater active pharmaceutical
ingredient (API) limits and the percentage of sites and
suppliers that are compliant with the AMR Industry
Alliance Common Antibiotic Manufacturing Framework
and discharge limits
Our progress in 2025
Climate change and nature loss are changing the spread
and burden of disease and pose a threat to human health,
putting increasing, putting growing pressure on healthcare
systems. This is why we’ve set environmental goals for
2030 and 2045 across our value chain. Working to meet
these goals reduces our impact on the planet and supports
our long-term performance, helping us to adapt to
anticipated changes in regulation and meet growing
demand for medicines with a lower environmental impact.
Climate
We have a clear pathway to a net zero impact on climate
with ambitious targets for 2030 and 2045. These targets
are approved by the Science Based Targets initiative
(SBTi) Net Zero Standard.
Our value chain carbon footprint1 is made up of Scope 1 &
2 emissions from our own operations (6%) and Scope 3
emissions from our supply chain (38%), emissions from
logistics (4%), from people using our products (mostly
metered-dose inhalers) (52%) and from the disposal
of our products (<1%).
Long-term targets2
–80% absolute reduction in greenhouse gas emissions
from a 2020 baseline, across all scopes, and investment
in nature-based solutions for the remaining 20% of our
footprint by 2030
–Net zero greenhouse gas emissions across our full value
chain by 2045: 90% absolute reduction in emissions from
a 2020 baseline, across all scopes, and all residual
emissions neutralised
–100% renewably imported and generated electricity
by 2030 (Scope 2)

Task Force on Climate-related Financial Disclosures (TCFD) page 63
(1)Based on 2024 data
(2)  The target boundary includes biogenic land-related emissions and removals from bioenergy feedstocks

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Responsible business continued
Progress to date on carbon reduction pathway
From our baseline year in 2020 to 2024 (latest available
data), we have reduced carbon emissions by 17% across
all scopes, while increasing our revenue by 29%. This
means we have reduced our overall carbon to revenue
ratio by 36%, showing how we are decoupling growth
and environmental impact.
–In 2025, we reduced our Scope 1 & 2 carbon emissions
by 14% compared with 2024, and by 45% compared
with our 2020 baseline
–This year we achieved our 2025 target to transition
100% of imported electricity to renewable sources.
We’re making progress towards our remaining 2030
target to have 100% renewably imported and generated
electricity by 2030 (currently at 85%)
–Scope 3 emissions are 16% lower than our baseline year
of 2020, falling by 7% in 2024 (our latest available data)
compared with 20231
Progress in 2025
Key factors in reducing our Scope 1 & 2 carbon emissions
in 2025 were switching to renewable electricity at our
Singapore facilities, installing onsite renewable electricity generation at five sites and investment in process
efficiencies.
Millions of people use Ventolin, our reliever metered dose
inhaler medication, which currently accounts for 43% of our
total carbon footprint. We have announced positive pivotal
phase III data for a next-generation low-carbon version of
Ventolin MDI, and these findings will support regulatory
submissions. If approved, this version has the potential to
reduce greenhouse gas emissions by 92% per inhaler, with
launch expected from 2026.
Our supply chain emissions decreased by 6%, primarily
due to suppliers switching to renewable electricity.
Through the Sustainable Markets Initiative (SMI) Health
Systems Task Force, we co-led a Power Purchase
Agreement (PPA) with peers and suppliers in China. This
collaboration among 12 companies will unlock
approximately 225 GWh of renewable electricity annually
for the research, development and manufacture of
medicines.
We also engaged with suppliers on updated minimum
sustainability targets set out by the SMI Health Task Force.
Increased engagement with our suppliers has enabled us
to reflect real emissions reductions from suppliers.
Investing in carbon credits
Target: We plan to secure high-quality carbon credits
for the 20% emissions we estimate to have as residual in
2030, and for a maximum of 10% residual emissions by
2045 (from a 2020 baseline).
At the end of 2025, we’d secured carbon credits for 8% of
the estimated residual emissions, that is 40% of the carbon
credit volume required. This included additional investment
in a peat and mangrove restoration project in Indonesia.
(1)Our Scope 3 data is currently based on the latest available 2024 data, except for 2025 Scope 3 emissions from patient use of
inhalers. However from 2026 we are aiming to report in-year data across all scopes
Nature
Human health relies on the fundamentals of nature: clean
air and freshwater. Nature loss has a range of negative
impacts on health. For example, reduced air quality
increases the incidence and severity of respiratory
diseases, while habitat degradation and deforestation are
increasing the risk of new human pathogens and
pandemics.
At the same time, nature can inspire innovation in science,
as scientists can find new solutions by observing the
natural world. By working to protect nature we protect
human health and safeguard the supply of raw materials
we need to manufacture our medicines and vaccines.
We were selected by the Science Based Target Network
(SBTN) pilot to set science-based nature targets and we’re
now among the first companies globally with independently
validated targets for land and freshwater. We also report
against the Taskforce for Nature-related Financial
Disclosures (TNFD) framework on gsk.com.
Freshwater
We use water across our operations and supply chain
for the production of our medicines and vaccines.
Target: 100% of our sites to practice good water
stewardship by 2030
We met our original target to achieve good water
stewardship, as defined by the Alliance for Water
Stewardship’s definition, at 100% of sites in 2023, two
years ahead of the target date. We intend to maintain this
performance through to 2030. We continue to evolve our
assessment methodology in line with external best
practice.
Target: Reduce overall water use in our operations by 20%
by 2030
We met our overall water reduction target across our
network in 2022. In 2025, we reduced overall water use in
our operations by an additional 3% compared with 2024.
This is a decrease of 30% for overall water use from our
2020 baseline.
Target: Be water neutral in our own operations and at key
suppliers in water-stressed regions by 2030
We have five sites across three water-stressed basins –
specifically in Algeria, India and Pakistan – where we
operate and have suppliers. We define water neutrality
as practising water stewardship, reduced water use, water
replenishment and addressing shared water challenges,
and have specific requirements for both our sites and co-
located suppliers.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Responsible business continued
We have reduced water use in these water-stressed areas
by an additional 4%, a total of 19% since 2020. We are
engaging with co-located suppliers on the setting of water
targets, including providing support to define criteria and
plans where necessary.
To deliver water replenishment, we commenced a
partnership with WWF. This aims to build business
resilience by protecting and restoring freshwater
ecosystems in our own operations and our supply chain in
water-stressed basins in India and Pakistan.
Target: All sites and key suppliers meet ‘predicted no
effect concentrations’ (PNECs) for active pharmaceutical
ingredients in the environment by 20301
In 2025, 100% of all sites and key suppliers had API
discharges below predicted no-effect concentration
levels, as defined by the AMR Industry Alliance and API
Wastewater Discharge limits, compared with >99% in
2024. This increase has been driven by successful
engagement with remaining suppliers. 100% of our own
sites remained within AMR Alliance and API Wastewater
discharge limits.
Land
Some of our products use natural resources that derive
from agricultural commodities, which can be a factor
in deforestation and changing land use if not sourced
sustainably. Our Land targets have been independently
validated by the Science Based Target Network.
Target: Positive impact on biodiversity at all GSK-owned
sites by 20302
In 2025, 100% of our sites have assessed their baseline
and have biodiversity net gain management plans in place.
Some sites such as Stevenage, Zebulon and Wavre have
already started implementation and are evaluating the
biodiversity increase they achieved.
Target: 100% of key3 naturally-derived materials
sustainably sourced and deforestation free by 2030
Our approach to sustainable sourcing focuses on naturally
derived materials that are important to our business and
where there are multiple impacts on nature. We’ve
developed Sustainable Sourcing Standards, in consultation
with third-party experts, for our 12 key naturally-derived
materials4. In 2025, 51% of those materials were
sustainably sourced and deforestation free. We can
achieve sustainable sourcing for these materials either
through purchasing certified materials or completing
supplier audits.
Oceans
We make an impact on marine ecosystems primarily
(1)Below the predicted no-effect concentration level, as defined by the AMR
Alliance and API Wastewater discharge limits
(2)Using the Natural England Biodiversity Net Gain methodology
(3)Definition clarified in 2024 to reflect priority materials
(4)Aluminium, cellulose (HPMC & MCC), eggs, horseshoe crab blood, lactose, palm oil, paper packaging, rapeseed oil, soap bark extract
(QS-21), soy, squalene, sugar (glucose, mannitol, sorbitol, sucrose)
(5)Including a 20% reduction in routine hazardous and non-hazardous waste
(6)We achieved zero operational waste to landfill except where local legal requirements specify that regulated wastes must be disposed in a landfill through our use of horseshoe crab blood and squalene
to manufacture our vaccines and medicines.
Target: 100% of key marine-derived materials to be
sustainably sourced by 2030
In the long-term, we are seeking to transition to
alternatives to marine-derived materials, wherever
possible from both a technical and regulatory perspective.
We use limulus amoebocyte lysate (LAL), derived from
horseshoe crabs, for endotoxin testing to ensure the safety
and quality of medicines and vaccines and for water testing.
Water testing accounts for most of our LAL use. We’ve
reduced that by 60% since 2020 through process
efficiencies, and are working with regulators and suppliers to adopt LAL-free alternatives for our products.
Squalene is used as an ingredient in one of our pandemic
vaccine adjuvants. We have identified and are currently
evaluating potential non-animal alternatives.
Waste
We are committed to reducing our operational and supply
chain waste.
Target: Zero operational waste5 by 2030
In 2025, we reduced operational waste by 18% compared
to 2024, and a total of 38% since 2020. The amount of
materials recovered by circular routes increased by 4% to
58%. We maintained zero operational waste to landfill.6
Target: 10% waste reduction from our supply chain
by 2030
In 2025 we established a 2022 baseline for upstream waste
of 3.8 million tonnes, using a third-party lifecycle analysis
(LCA)-based methodology. This means our 10% waste
reduction target is to reduce upstream waste by 380,000
tonnes by 2030.
We have achieved a 3% reduction, primarily through
engagement with our aluminium packaging supply chain,
as part of our Sustainable Procurement Programme.
Product and packaging
Target: 25% environmental impact reduction for our
products and packaging by 2030
Building on the foundational work completed over the last
few years to conduct lifecycle assessments of our
products, this year we have finalised the scope and
methodology to measure progress against this target. This
target focuses on the products, including the packaging,
that are anticipated to be the main drivers of our 2030
carbon footprint if no eco design action was taken. Moving
forward we will track the environmental impact reduction of
eco-design interventions on these products, measured
through carbon emissions reductions. 42% of the products
in scope, which include products in our anti-infectives and
respiratory portfolios, have environmental impact reduction
plans in place. We aim to have plans in place for all of the products in scope by the end of 2026.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Responsible business continued

Inclusion
Inclusion is an integral part of our ambition and strategy –
for patients and for our people.
We’re committed to making sure clinical trials, patient
and community outreach and partnerships are inclusive
of the people affected by the diseases we address. This
is fundamental to developing medicines and vaccines that
are rooted in sound science, meet patients’ needs and
reach the people who need them.
We’re also committed to supporting our people to thrive.
We believe in the power of an inclusive culture and
differing perspectives and experiences to unlock the full
potential of the company.
Our Responsible Business Performance Rating
metrics 2025
–% of phase III trials completing enrolment in 2025 that
have met our required threshold1 of trial participants,
consistent with disease epidemiology
Our progress in 2025
Representative clinical studies
Diseases and medicines can affect people differently
depending on their ethnicity, sex, race and age. This
means we need to make sure our clinical trials include
people affected by the disease being studied. This
supports our business performance by giving healthcare
providers and the people who are prescribed our
medicines and vaccines confidence in the safety and
effectiveness of our products.
Before starting enrolment, all our phase III clinical trials have representation plans to reflect the people most
affected by a particular disease. In 2025, four phase III
trials completed enrolment. Of these, two (50%) met
the enrolment thresholds1 we set to ensure trial participants represent the disease epidemiology under study. This
outcome fell short of the 2025 target of 75%. We will
continue to focus our efforts on improving trial participant representation.
Patients can often struggle to join clinical trials because
of issues like travel to trial sites, especially when suffering from disease symptoms. As part of our global study of
an investigational medicine for cholestatic pruritus, we
enabled patients in the US to participate from home.
This also allowed us to collect real-time data from them
in their homes. This approach, in collaboration with our
partner, Science 37, helped expand the pool of
participants, who would otherwise have had to travel
hundreds of miles to a clinical site. It also made it more
likely they’d finish the trial, with 82.3% completing part A of the trial – the crucial milestone for evaluating the
investigational drug's initial effects compared to placebo.
Supporting inclusion as part of our culture
To unlock the potential of our people and perform at our
best, we’re committed to creating a workplace environment
anchored in:
–Fairness – a culture, policies and practices that reinforce respect, equal opportunity and non-discrimination and
provide the support people need
–Belonging – everyone feeling safe to express themselves
and their ideas, valued for their contributions and
included as part of a thriving workforce which welcomes
and celebrates varying backgrounds and perspectives
–Opportunity – everyone, whoever they are, having
access to opportunities and support to develop and
realise their full potential based on their skills and
experience
We remain committed to equal opportunities, non-
discrimination and merit-based decision making in the
recruitment, leadership, support and development of our
people. This means making sure we have fair processes
and broad outreach designed to be inclusive and
accessible to potential candidates, so that we find the best people.
We set out our expectations for everyone on Inclusion in
our Code and mandatory learning programme. Our 2026
employee engagement survey will include new questions
to measure how people feel about our commitment to
building an inclusive work environment.
In 2025, we kept Inclusion in-focus in our learning
and development programmes. We continue to introduce
new content to enable our people to learn from different
perspectives and to contribute to an environment where
people feel supported, confident and motivated to perform
at their best. Our programmes build key Inclusion skills,
such as active listening, self-awareness and openness to
learning.
Our leadership programmes specifically emphasise
behaviours that foster a culture where people feel safe,
valued and empowered to thrive.
In 2025, we formed a new Global Inclusion Council to act
as a strategic advisory group, bringing together internal
perspectives to inform, support, and amplify our people-
focused Inclusion efforts across the company. The Council
offers insights, identifies opportunities, and advises on
integrating inclusive practices that support our principles of
Fairness, Belonging and Opportunity. Chaired by the Chief
People Officer, membership is drawn from across GSK and
ViiV Healthcare and includes another ExCom member, and
employees representing the perspectives of our workforce.

(1)Defined by meeting ≥80% of each demographic objective (up to a ceiling of 120%) described in the plan based on disease epidemiology

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Responsible business continued

Ethical standards
Conducting ourselves in the right way, and making
sure those we work with do likewise, sustains trust in
our work and strengthens our business.
Our commitment
Promote ethical behaviour across our business by
supporting our employees to do the right thing and
working with suppliers that share our standards and
operate in a responsible way.
Our Responsible Business Performance Rating
metrics 2025
–Percentage of employees and complementary workers
complete GSK’s 2025 mandatory training
–80% of direct high-risk suppliers achieve GSK’s minimum
EcoVadis score or have an improvement plan in place
Our progress in 2025
How we do things is as important as what we do.
This means that it is important that all our people, and
everyone who works on our behalf, conducts themselves
in the right way. This builds trust in what we do, protects
our business and helps create a workplace where we all
thrive. Getting this wrong is costly to our business in terms of legal, reputational and financial risk, as well as
undermining trust with key stakeholders.
Our Code of Conduct (The Code) guides our people to
do the right thing and act on any concerns they have.
We expect everyone who works for us to live up to this,
and we expect the same of our suppliers. The Code is
supported by specific global policies and standards and
an accompanying global learning curriculum, which
all our people are required to complete. In 2025, 100%
of our employees and 99% of complementary workers
completed this training.
We have separate specialist ABAC training for our people
working with very high-risk third parties, which helps them
identify and manage any ABAC risk.
Reporting and investigating concerns
Anyone – whether internal or external to GSK – can report
concerns through our Speak Up channels, which include
line managers, compliance, legal and HR teams, as well as
our independently managed web reporting platform and
helpline. People can report concerns anonymously where
permissible by local laws. All reports are treated
confidentially, and we have zero tolerance for retaliation.
Each concern is carefully assessed to determine whether
a formal investigation is required. Where breaches of our
Code, policies, or applicable laws and regulations are
identified, we take appropriate action in line with our
procedures, disciplinary framework and local legal
requirements.
In 2025, we strengthened our monitoring processes to
better detect instances of non-compliance with hybrid
working and cyber security policies and focused
management attention on the criteria triggering
management or disciplinary action. We also updated our
processes to include non-compliance with attendance
policies. As a result of these changes, along with localised incidents involving individual breaches of internal policies, the number of employees disciplined in 2025 increased
from the previous year1.
Our commitment to human rights
We are committed to respecting internationally recognised
human rights wherever we do business. We are signatories
to the UN Global Compact and our Human Rights Position
Statement lays out our commitment to the UN Guiding
Principles on Business and Human Rights.
In 2025, we reviewed the measures and controls that help
us manage risks related to our salient issues – the areas
where GSK’s potential to impact on human rights is
greatest. Potential risks are currently well managed and we
are working to address areas where we can further
strengthen our approach, such as monitoring emerging
risks. We also reviewed our approach to labour rights
management of third parties and plan to integrate
enhanced controls, supported with additional training for
key members.
Working with third parties
We want to work with business partners who share our
commitment to high ethical standards and operate in
a responsible way. How these third parties act can have
a direct impact on us. It’s important to manage our
relationships with them well, including the way we choose,
contract and monitor them.
Our third-party risk management programme provides a
framework for identifying and managing risks linked to our
external partners. We expect our third parties to comply
with applicable laws and adopt, as a minimum, our
standards on ABAC, labour rights and cyber security.
Where relevant, they must also meet our expectations for
quality, patient safety, health and safety, data and the
environment. New partners undergo an initial risk
assessment, while existing ones are reassessed
periodically, with corrective action taken when standards
are not met.
We classify third parties as low, medium, high or very
high risk based on factors including legal jurisdiction,
markets involved and the nature of the activity. In 2025,
we conducted 11,999 risk assessments across 18 risk
areas to identify what level of additional engagement is
required.
(1)  We have restated 2024 data using the new methodology to enable comparison

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Responsible business continued
We monitor and give extra support to manage our third-
party environment, health and safety (EHS) risk1. In 2025,
we conducted 41 EHS audits of third parties to evaluate
EHS risk in line with Pharmaceutical Supply Chain Initiative guidelines. We also worked with suppliers to help them
improve their EcoVadis scores and in 2025, 92% of direct
high-risk suppliers achieved GSK’s minimum Ecovadis
score, or have an improvement plan in place.
Responsible use of data and AI
Data is critical for achieving our goals for patients, and
advancements in artificial intelligence (AI) and machine
learning (ML) offer huge potential. As these technologies
evolve, we must use them responsibly and ethically. With
the increasing volume and sensitivity of data processed
by AI/ML, our focus extends beyond regulatory compliance
to robust data governance, ethical safeguards, and
embedding privacy into every project from the very start.
We uphold high standards of data ethics and privacy and
require our partners to do the same. Our Responsible AI
framework is embedded across the enterprise through
governance, oversight and operational controls.
Our cross-functional AI Governance Council (AIGC) sets
enterprise-wide governance and standards to foster a
responsible AI/ML ecosystem. It monitors the external
regulatory landscape and anticipates emerging risks. We
continue to embed our AI governance, policy, principles
and procedures. GSK businesses and global functions
conduct risk-based assessments to ensure AI systems
align with our AI principles and the ethical standards set
out in The Code.
Our public policy position on responsible AI sets out
our views and commitments and expectations from
policymakers. We take a holistic, principles-led approach
to global regulation, engaging with policymakers to
promote innovation while protecting safety and trust.
Human oversight is a foundational element of our
Responsible AI framework. This year, we continued to
provide two types of training for our people: general
enterprise training on the basics of AI and how to use
AI models safely and ethically, and more targeted training
on rules of engagement for different types of systems and
platforms.
Our Digital and Privacy Governance Board oversees
data ethics and privacy, ensuring alignment with evolving
regulations and risk management practices. We also
deploy cyber security controls and monitor and mitigate
new and emerging cyber threats to protect ourselves from
these risks. For more on our approach to both data and
ethics and cyber security, including governance and
mitigation, see Risk Factors on page 260.

(1)We determine priority EHS suppliers using risk model criteria that consider spend, revenue critical, medically critical, single-sourced with no alternative, and for those suppliers that apply to R&D criteria that considers the multiple stages of development and the number of projects/developments assigned to the suppliers

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Responsible business continued

Product governance
Ensuring the quality, safety and reliable
supply of our products helps us to meet the
high standards we set ourselves as a
company.
Our commitment
We commit to maintaining robust quality and safety
processes, and using data and new technologies
responsibly.
Our Responsible Business Performance Rating
metrics 2025
–Average number of critical and major findings per
inspection by FDA/MHRA/EMA regulators1
–Number of FDA warning letters
–Total number of Class I/II external product recalls across
all markets
Our progress in 2025
We aim for a mindset that prioritises quality throughout
the business, supported by a global network of quality and
compliance professionals across our business, from site
level to senior management. We have an ongoing
programme to drive continuous improvement of quality
management maturity and behaviours.
In 2025, we enhanced our quality systems with advanced
digital technologies, strengthening data protection and
improving data integrity and governance. We’ve also
improved our key quality processes and manufacturing
and distribution practices, establishing new internal
standards to support continued compliance and inspection
readiness.
A focus on quality
Our Quality Management System provides the standards
our people must follow to support good distribution and
manufacturing practice. It helps us maintain a compliant
approach to all our quality activities, in line with regulatory expectations in the markets we supply. We continue to
strengthen our Quality Management System and audit and
quality assurance programmes across R&D. In 2025, we
expanded these efforts to include regulatory processes,
ensuring that product quality risks are effectively identified and mitigated throughout all stages of our operations.
Regulatory inspections and recalls
In 2025, we had 134 regulatory inspections at our
manufacturing sites and local operating companies,
compared with 1142 in 2024. We received no warning
letters from the US Food and Drug Administration (FDA),
no critical findings from the UK Medicines and Healthcare
products Regulatory Agency (MHRA) and no critical
findings from the European Medicines Agency (EMA)
national competent authorities. We respond to, and learn
from, all inspection findings from all regulators and take the necessary action to address them.
In 2025, we had no Class I product recalls and two Class II
product recalls. We engaged with regulators and
responded quickly to withdraw any impacted product. We
don’t hesitate to recall products voluntarily where
appropriate. In 2025, we launched several initiatives to
improve our systems and processes, to reduce the risk of
product quality and compliance issues that lead to market
action.
We are also investing in our facilities to stay ahead of
regulatory requirements, utilising AI and digital
technologies to transform our approach to product
development and manufacturing, allowing us to predict
issues before they arise. This includes our smart
manufacturing programme, which aims to improve first-
time quality, reduce deviations, and ensure compliance,
ultimately enabling faster delivery of our portfolio and
pipeline.
Pharmacovigilance
Our pharmacovigilance system monitors and reviews the
safety of our products throughout clinical development and
after regulatory approval. This system is designed to
monitor and review patient safety for our marketed and
investigational medicines and vaccines. We also use the
system to provide reliable, comprehensive information on
our products’ overall benefit-risk balance. This in turn helps to support public health programmes.
Counterfeit medicines and vaccines
Counterfeit products pose serious risks to patient health
and GSK’s reputation. We are committed to a robust
programme to combat counterfeiting, encompassing
global online monitoring and enforcement, trademark
registration with customs in high-risk markets, proactive
investigations in collaboration with authorities and other
pharmaceutical companies and chemical forensic testing
of counterfeits and sharing the results with the authorities.
We report all confirmed cases of counterfeit products to the
WHO and to relevant regulatory authorities.
In 2025, GSK’s investigations led to successful raids and
seizures, notably the confiscation of large quantities of fake
Augmentin tablets and the dismantling of a manufacturing
facility in India which had been producing counterfeit
medicines of several pharmaceutical companies, resulting
in multiple arrests. Intelligence sharing with law
enforcement was key to these operations. GSK also
delivered substantial training to Customs, law enforcement
and our internal sales and quality teams in high-risk
regions.

(1)We consider any observations from the US FDA as major findings
(2)2024 data has been updated for accuracy

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Our culture and people
Our purpose puts our people at
the heart of our success. We have
defined and continue to embed
a culture that supports delivery
of our ambitions and enables
our people to thrive.
Our culture

Ambitious for patients to deliver what matters better and faster
Accountable for impact with clear ownership and support to succeed
Do the right thing with integrity and care because people count on us
Our culture is the foundation for how we achieve our
purpose and ambitions by uniting science, technology
and talent to get ahead of disease together. By all
living our culture, we can unlock the full potential of
our company so that we can perform and deliver for
patients, shareholders and our people.
This means we support our people to focus and do things
better and faster. It means setting focused, ambitious
objectives, creating accountability for impact and giving
everyone the support and space they need to succeed.
It also means doing the right thing with integrity and care.
We continue to embed our culture globally. This includes how we recruit and onboard, train and develop, as well as assess our people’s performance and readiness for promotion. Each
year, everyone signs up to the Code, which sets out our
culture as well as the commitments GSK and our people
make so we can deliver on our ambition in the right way.
Every year we measure our progress on embedding the
culture at GSK. In 2025, we engaged a cohort of our leaders
to understand people’s day-to-day experience of our culture
more deeply. The outcomes validated steps we’re taking to
accelerate our culture, including building skills in decision making to drive results, making it easier to try new things and supporting leaders to create an environment where people
can safely speak up and share ideas. The Board also
regularly monitors and assesses how we've embedded our
culture.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Our culture and people continued
Developing outstanding people
Recruiting and developing outstanding, talented people
is central to delivering transformative medicines and
vaccines that people need.
As technology advances and business needs change,
the skills we need to drive future innovation and growth
evolve. We actively recruit for these skills and give our
people opportunities to build their capabilities,
strengthening our internal talent pipeline.
From the moment people join GSK, we deliver an engaging
onboarding approach to accelerate the growth of our
new joiners, with the support of their manager and team.
Development is a continued focus throughout people’s
careers at GSK, with everyone expected to take ownership
of their development and have an agreed development
plan.
In response to changing skills needs and expectations of
our employees and business, we launched a new Learning
and Development (L&D) Hub in 2025. Our L&D Hub uses
AI to create a personalised learning experience for
individuals, helping to build skills specific to their current or future roles, alongside leadership and culture skills.
Our managers play a crucial role in helping their teams
to grow, perform and thrive. We expect them to motivate,
focus, care for and develop their teams and we deliver
training anchored in these four areas. We invest in
developing the skills and capabilities of current leaders,
as well as growing the next generation of senior leaders.
Our leadership development programmes include First
Line Leader, to support our foundational expectations
of leadership at GSK, and our award-winning Leading
Leaders for senior directors.
Helping everyone get ahead with AI
Given the speed of technological change and the
opportunities this creates for us to deliver innovation to
patients at pace, continuing to strengthen our people’s
capabilities in using and applying AI is a priority.
Whatever people’s role or experience, we want them to
feel confident in using AI effectively and responsibly to
support their work. We now have several AI agents across
GSK; and GiGi, an AI-powered digital assistant for
everyone, that helps people manage day-to-day tasks.
More than 50,000 people across GSK use GiGi monthly.
This year, DataCon, our annual global digital development
event, focused on helping people get the most out of our
AI tools. At DataCon, we launched our new AI Pioneers
community. Open to all, AI Pioneers gives people early
access to learn about and test new AI tools and
capabilities.

Read about how technology is accelerating our R&D on page 30
Recognising and rewarding people
Sharing our success and recognising and rewarding our
people fairly, not just on the progress we have made but
how we have made it, continues to be an important part of
our culture. Our bonus scheme rewards people annually
based on company performance. Each year, we also
award 10% of our people with ‘Ahead Together’ awards for
delivering exceptional performance and living our culture
of being ambitious for patients, accountable for their
impact, and doing the right thing. Those who are not
delivering on their objectives, are significantly behind
peers, or do not meet standards including not living our
culture, are noted as ‘missed performance’. The 5% of our
people identified annually as ‘missed performance’ are
supported with appropriate action to deliver improvement.
Supporting people to thrive
People thrive in different ways, but there are common
themes that matter to everyone. We strive to be an
inclusive workplace where everyone can be themselves
and where different perspectives and contributions are
valued. Everything we do is anchored in the principles of
fairness, belonging and opportunity. This helps us attract
and retain the best people, and helps them perform at their
best, so that we can all get ahead of disease, together.
At GSK, preventing disease and keeping people well are
at the heart of what we do – and that begins with our
own people. That’s why we provide a range of health
and wellbeing benefits to support people to manage
their physical, emotional, mental and financial wellbeing
through different life stages in ways that work for them.
These include:
–Hybrid working for those in office-based roles allowing
the right balance of on-site and remote working.
–Thrive Global, a science-led digital platform which
supports mental resilience and overall wellbeing with
personalised, AI-driven micro steps towards individual
goals. We have so far launched this in 62 countries,
reaching 90% of our people with positive uptake and
engagement.
–Our global Partnership for Prevention programme,
which provides our people and their families with access
to preventive healthcare services in line with the
recommendations of the World Health Organization
(WHO).
–Our Global Employee Assistance Programme (EAP),
which offers free, confidential help and support for our
people and their families 24/7. In 2025 we enhanced our
EAP to bring our people even better access and a wider
range of support, wherever they are in the world.
–Financial wellbeing support for our people, which
includes access to ‘Nudge’, a financial education
platform in over 60 countries, helping people manage
their finances and achieve their financial goals.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Our culture and people continued
To enable our managers to better care for their teams by
identifying and responding to their people's challenges,
92% of managers have undertaken mental health training
since the end of 2019. This year, we also introduced
content on mental health into our annual mandatory training
which 100% of employees and 99% of complementary
workers completed in 2025.
We encourage our people to volunteer so we can make
an even bigger impact on our communities. We match
volunteering opportunities to our ambition, strategy and
charitable investment themes: Health for people, Health
for the planet, Innovators for the future. This year our
people have donated over 55,000 hours of volunteering
time.

Read more on Inclusion on page 53
How people experience GSK
We regularly measure people’s experience of GSK as
a place to work. This has included running an annual
survey since 2017 for all our people, featuring questions on engagement, confidence, inclusivity, our culture focus
areas and trust priorities. Listening to our people is
important. Responding and taking meaningful action, even
more so. In 2025 we therefore focused on responding to
insights and learning from previous surveys rather than
running a full annual survey. The launch of our new L&D
Hub is one example of this, addressing feedback from our
people who told us that they wanted a more individualised
and dynamic learning and development experience. We
plan to run a survey for all our people again in 2026.

GSK 2025 Annual Report on Form 20-F

Risk management
and disclosure
statements

In this section
Risk management	61
Climate-related financial disclosures	63

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Risk management
Our strategy for growth is underpinned by a well-embedded risk management and internal control framework, overseen and evaluated by our Board.
Our risk management and internal control
policy and framework
Our risk management and internal control framework
enables our Board to evaluate and oversee how we
manage principal and emerging risks in line with our
strategy and long-term priorities. Our policy sets out the
requirements, roles and responsibilities for the
management and governance of risks and controls and
provides guidance on the essential elements of our internal
control framework. These essential elements help us to
identify, assess, manage, report and oversee risks relevant
to our business activities. The framework helps make sure
we manage our risks proportionately, in line with our risk
appetite, throughout the year in a timely and transparent
way to support our strategic objectives. Our framework
also incorporates business continuity planning so that we
can continue to operate in the event of a crisis.
Our framework is in line with industry standards and legal
and regulatory requirements. During the year, we assessed
our framework to make sure we met the UK Corporate
Governance Code requirements. Our Chief Compliance
Officer reports on the effectiveness of our risk management
and internal controls and areas for continuous
improvement to the Audit and Risk Committee (ARC)
biannually to enable their oversight of our framework.
Our Code of Conduct sets out the overarching expectations
for our employees and complementary workers. We aim
to do the right thing with integrity and care as part of our culture. Our risk management framework complements our
culture and Speak Up processes in making sure that we
identify and mitigate risks effectively. We monitor our most important risks and take action to address issues. Our
annual confirmation exercise with General Managers, Site
Directors, senior leaders and the Executive Committee
(ExCom), validates that key risks are well managed and that
actions are in place to address gaps.

Internal control framework - see page 122
Board oversight and governance
The Board oversees our system of risk management and
internal controls and establishes our risk appetite,
supported by the ARC. Cyber security risks are overseen
by both the ARC and the Board. We describe the
responsibilities and remits of the Board and its committees
on page 107.
Our Risk Oversight and Compliance Council (ROCC),
co-chaired by our Group General Counsel and our Chief
Compliance Officer, enables the ARC, CRC and Science
Committee to oversee risks, and the strategies to address
them. At the same time, risk management and compliance
boards (RMCBs) across the Group promote the ‘tone from
the top’, establish our risk culture, oversee the
effectiveness of risk management activities and
communicate information about internal controls. Our
business is expected to deliver its objectives in line with
the risk appetite established for our principal risks. The
Disclosure Committee is responsible for considering the
materiality of information and determining when it should
be disclosed.
An enterprise risk owner is responsible for each principal
risk, overseen by an ExCom member, and reports risk and
mitigation to ROCC or the ExCom and the appropriate
Board committee throughout the year. Significant risks or
issues can also be escalated to the ExCom, ROCC or
appropriate risk governance forum (e.g., Global Safety
Board) as needed. Legal & Compliance support these
efforts by advising on our business strategies, activities,
risks and controls. Audit & Assurance assess the
adequacy and effectiveness of our framework.

ARC report - see page 120
Assessing current, evolving and emerging
risks
We use our corporate risk assessment methodology to
assess our risks, including our principal risks. This
considers the likelihood and potential impact of risks, and
the timescale over which a risk could occur based on the
most probable scenario and in the context of our existing
internal controls. Our impact assessments include
considerations across patient safety, quality and supply;
environment, health and safety; legal matters; people;
regulatory; reputation; strategic objectives; and finance,
incorporating materiality thresholds. A risk assessment
enables us to categorise our risks and ensure appropriate
controls, monitoring and oversight. We define our principal
risks as those that could negatively impact our business
model, future performance, solvency or liquidity.
We evaluate emerging risks that could affect our ability to
achieve our long-term priorities over a three-year horizon,
in line with our viability statement. We also define risks as
‘emerging’ if we need to know more about how likely they
are to materialise, or what impact they would have if they
did. We evaluate emerging risks to understand their impact
on the company and how they should be categorised,
managed and reported.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Risk management continued
We continue to monitor the horizon throughout the year to
identify external trends, opportunities and risks, including evolving and emerging risks, which may potentially impact
us. We assess these against our business activities and
controls to determine how to categorise and treat them,
and where we might need to take more action with relevant
results discussed at our RMCBs and ROCC.
ROCC conducts an annual risk review to assess principal
and emerging risks and other significant risk factors for the company. The review is supported by extensive analysis of
external trends and insights, senior-level interviews, and
recommendations from RMCBs and risk owners. It includes
a description of the principal risks and how they were
managed within the year, as well as proposals for changes
to our risks for the following year. The review is shared with the ARC and Board for assessment and agreement and
forms the basis for the following year’s risk management
focus.
Managing our principal risks
For our principal risks overseen by ROCC, we define our
strategy for how we will manage the risk through enterprise
risk plans. The plans include a description of the risk; its context, including third-party aspects and AI implications;
our risk assessment and appetite; how we will treat the risk;
and the actions we will take to mitigate the risk. Also, the plans include key risk indicators with risk reporting
thresholds aligned to risk appetite to support monitoring
and oversight throughout the year. These risks also have
internal control framework plans, which detail the controls
the business needs to perform or implement to support the
enterprise risk plan strategy, including controls for
responding to problems and crises. Enterprise risk owners
report every quarter on the status of the enterprise risk
plan, internal control framework implementation, relevant
external insights and emerging risks and mitigation within
the period, with significant results reported to ROCC. We
provide an executive summary of quarterly risk reports and
ROCC outcomes to ARC. This approach fosters dynamic,
flexible and agile oversight, important in a volatile and
uncertain external environment. It also enables us to
assess the effectiveness of our risk management strategies
and controls for our principal risks.
Assessment and summary of our 2025 risks
During 2025, we assessed our principal and emerging
risks and risk factors to understand the external
environment and context influencing the risks, potential
impact on the company and actions needed or completed.
Our geopolitical developments and regulatory environment
emerging risks evolved over the course of the year given
the change in potential impact on our strategy. We
combined these risks given their interconnected nature.
Our business strategy, results of operations and financial
condition have not, as far as we are aware, been materially
affected by risks from cyber security threats, including as a result of previous cyber security incidents, but we cannot
provide assurance that they will not be materially affected
in the future by such risks and any future material
incidents.
We operate in a dynamic risk environment, where rapid
evolution of third-party relationships and advancements
in technology, particularly in generative and agentic AI,
present both significant opportunities and risks. These
elements are not viewed as isolated challenges; rather,
our principal risks incorporate these elements and we
evaluate them within their broader context, ensuring that
risk assessments are comprehensive and integrated,
enabling effective mitigating actions.
We have policies and frameworks governing the
application of AI with enterprise oversight and governance
provided by Group General Counsel and Chief Digital and
Technology Officer to ensure that AI-related initiatives align with our risk appetite and ethical standards.

Risk factors - see pages 260
Climate-related risk management and climate related financial disclosures - see page 63
Environment - see page 50
Legal proceedings - see page 248

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Climate-related financial disclosures
About our climate-related financial
disclosures
Our climate-related financial disclosures are consistent
with the recommendations and recommended disclosures
of the Task Force on Climate-related Financial Disclosures
(TCFD), including the TCFD all-sector guidance, subject to
current year Scope 3 emissions (see footnote on page 70
and in compliance with the requirements of UKLR 6.6.6
(8)R (UK Listing Rules). The disclosures are in compliance
with the Companies (Strategic report) (Climate-related
Financial Disclosure) Regulations 2022 of the Companies
Act 2006. We update our climate risk and impact
assessments annually.
Governance
The Board’s oversight of climate-related risks
and opportunities
Board
The Board considers climate-related matters throughout
the year. This includes assessing risk management
processes, challenging and endorsing the business plan
and budgets, and overseeing major capital expenditures,
acquisitions and divestments.
The Corporate Responsibility Committee (CRC),
a subcommittee of the Board, exercises oversight,
provides guidance and reviews our responsible business
performance, including climate-related risks and
opportunities, and environmental performance against
our climate targets.
The CRC receives regular updates on environmental
sustainability, including climate. Regular attendees
include the CEO and the President Global Supply Chain.
In 2025, the CRC met four times and discussed climate-
related issues on four separate occasions with
management.

The work of the CRC is described further in the CRC Chair's report on pages 118 and 119.

Management’s role in assessing and managing
climate-related risks and opportunities
Two bodies within GSK have significant roles in managing
our exposure and response to climate-related matters: the
Executive Committee (ExCom) and the GSK Sustainability
Council. In doing so, they receive support from across the
business.
Executive Committee
The regular meetings of the ExCom give members an
opportunity to discuss strategic, financial and reputational matters.
The President Global Supply Chain, an ExCom member,
has management responsibility for environmental
sustainability, which includes our climate targets. The
President is responsible for governance and oversight of
risks and opportunities and makes sure there is an
effective framework to manage them across the business.
This framework also enables us to deliver on our
commitments to a net zero, nature positive, healthier
planet.
The ExCom reviewed and discussed the mid-year and
year-end performance for key climate and nature metrics
(see page 50) as part of reviewing our Responsible
Business Performance Rating.
GSK Sustainability Council
The Sustainability Council, held quarterly, is attended by
senior leaders from across the business. Members include
leaders from Procurement, Finance, Compliance, Research
& Development, Manufacturing and Corporate Affairs. The
Council is co-chaired by the President Global Supply Chain
and the Vice President (VP) Sustainability and supported
by the global Sustainability team and external third parties, who provide specialist expertise and advice to the
business.
In 2025, the Council:
1.approved the annual targets for the climate and nature
key performance indicators (KPIs) of the sustainability
programme
2.reviewed monthly performance and escalations of any
potential concerns or issues
3.approved the annual climate risk review and approach
for risk disclosure

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Climate-related financial disclosures continued
Other business support
The Sustainability Council is supported in assessing and
managing climate-related risks and opportunities by:
1.the Sustainability programme steering team, chaired
by the VP Sustainability, which meets monthly and
co-ordinates the sustainability programme. This team
monitors programme performance and the progress
of the enablers required to deliver the sustainability
programme.
2.the Sustainability Risk and Opportunity Committee,
which is a cross-functional team from Sustainability,
EHS, Finance, Supply Chain and Procurement.
The Committee meets quarterly and reports to
the Sustainability Council.
3.the Metered Dose Inhaler steering team, which is
attended by senior leaders from across the commercial,
supply chain, regulatory and R&D teams. This team is
chaired by the President Global Supply Chain and is the
decision-making body for the programme to reduce the
climate impact of metered dose inhalers which make up
52% of our total GHG emissions.
4.our ESG reporting hub, provides oversight and leads
assurance of data, including on carbon emissions.
5.the carbon credit programme steering committee,
which includes the Group Financial Controller and the
VP Sustainability, reviews the due diligence outcomes
of potential carbon credit projects and the performance
of established investments, and makes new investment
decisions.
Strategy
The climate-related risks and opportunities we have
identified over the short, medium and long term
We identify climate-related risks and opportunities on the
basis of their significance to GSK’s business performance
and resilience, including within our supply chain. In doing
so, we consider the effect over the following time horizons:
1.short term (up to three years) aligning with financial
planning timeframes.
2.medium term (four to ten years) aligning with long-term
business forecasting timeframes.
3.long term (more than ten years) to enable us to explore
the uncertainties in changes to weather, disease patterns
and societal responses to climate change across the
globe.
We also assess the potential financial implications of each
risk and opportunity over those time horizons, aligned with
our Enterprise Risk Management process.
Based on the time horizons for each risk or opportunity,
along with its financial impact, we have identified and
prioritised the climate-related risks and opportunities
outlined in the following table. Our climate scenario
analysis (described in more detail below) helps inform our
response.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Climate-related financial disclosures continued
Our risks and opportunities
Physical risks

Risk description	Potential impact	Our response	Assumptions

The risk from increasing levels of water stress leading to interruptions to supply of water to our sites and third-party supply sites.	Current trajectory scenario Med term: £ Long term: £
We’ve identified five sites in three water-
stressed basins where we have operations
in India, Pakistan and Algeria, together with
suppliers co-located in these basins.
These basins are prioritised for catchment-
level projects of water replenishment,
restoration, and regeneration activities that
aim to deliver measurable environmental and
social outcomes.
We have also identified several sites and
suppliers in water basins that may face water
stress by 2050. These are on our watch list,
and we’ll monitor and update water risk
assessments as needed.
The financial impact is based on a three-month supply chain interruption as a worst case.
We and our third-party suppliers use freshwater as the main source of water to manufacture medicines and vaccines. If water availability was restricted at a factory, operations would be interrupted.	Breach of planetary boundaries scenario Med term: £ Long term: £

Increasing frequency of extreme weather events causing disruption to our and third-party supplier sites.	Current trajectory scenario Med term: £ Long term: £
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

Extreme weather events from
any one of precipitation
(rainfall), flood from
precipitation, riverine flood,
extreme wind, wildfire, and
extreme heat can result in
short-term interruptions to
manufacturing at our or
supplier sites.
Breach of planetary boundaries scenario Med term: £ Long term: £

Key

£	Low financial impact <£250m
££	High financial impact >£250m

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Climate-related financial disclosures continued
Transition risks

Risk description	Potential impact	Our response	Assumptions

Regulations governing the use
of high global warming potential
(GWP) substances have been
updated in the EU and US.
This could lead to increasing
costs and restrict the ability
to manufacture our metered
dose inhaler (MDI) products
that use a high GWP propellant
(HFA134a).
Current trajectory scenario Med term: ££
Millions of people use Ventolin, our reliever
MDI medication, which currently accounts for
43% of our total carbon footprint. We have
announced positive pivotal phase III data for a
next-generation low-carbon version of Ventolin
MDI, and these findings will support regulatory
submissions. If approved, this version has the
potential to reduce greenhouse gas emissions
by 92% per inhaler, with launch expected from
2026.
We already have a portfolio of dry powder
inhaler products that don’t use propellants
and that are not affected by this risk.
The financial impact assumes the reformulated product is approved by regulators and launched according to plan.

Future regulatory policy responses to address climate change could lead to the imposition of carbon taxes by countries where we manufacture and source goods from third parties.	Net zero scenario Med term: £ Long term: £ Low-carbon scenario Med term: £ Long term: £ Current trajectory scenario Med term: £ Long term: £
We are managing this risk by reducing our
value chain carbon emissions in line with our
transition plan described above. We’ve
updated our carbon tax modelling to account
for latest announcements and commitments
on carbon taxes since 2022.

The financial impact assumes
we deliver an 80% reduction
in carbon emissions by 2030
and assumes carbon tax
values are as per IEA
scenarios, supplemented by
data from policy pledges for
a small number of countries.

Opportunity

Risk description	Potential impact	Our response	Assumptions

84 countries have committed
to develop sustainable low-
carbon healthcare systems
through the WHO Alliance for
Transformative Action on
Climate and Health (ATACH).
This could lead to increasing
demand for low-carbon
medicines and vaccines.
No financial impact available
We’re reducing our own Scope 1 & 2 carbon
emissions, which in turn reduces the Scope 3
footprint of our customers and suppliers.
Millions of people use Ventolin, our reliever
MDI medication, which currently accounts for
43% of our total carbon footprint. We have
announced positive pivotal phase III data for a
next-generation low-carbon version of Ventolin
MDI, and these findings will support regulatory
submissions. If approved, this version has the
potential to reduce greenhouse gas emissions
by 92% per inhaler, with launch expected from
2026.
We played a leading role in developing a new
standard to measure and report the
environmental footprints of pharmaceutical
products as part of the Pharma LCA
consortium.
We’re developing methodologies to calculate
the environmental impact of products and
vaccines from a patient care pathway
perspective.
N/A

Key

£	Low financial impact <£250m
££	High financial impact >£250m

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Climate-related financial disclosures continued
The impact of climate-related risks and opportunities
on our business, strategy and financial planning
Our commitment to work towards a net zero, nature
positive, healthier planet with ambitious goals set for 2030 and 2045 is embedded in our strategic long-term priorities
and described in Environment on page 50, which includes
disclosures on our performance against targets approved
by the Science Based Targets initiative. The financial
impact of our prioritised climate-related risks and
opportunities is described in the tables above.
Transition plan
We have set a clear pathway to a net zero impact on
climate. By 2030, we aim to reduce carbon emissions by
80%, measured against a 2020 baseline, with the
remainder covered through investment in high-quality
nature-based solutions. By 2045, we aim to be at the
Science Based Target initiative Net Zero Standard, with
carbon emissions reduced by at least 90% and the
remainder tackled through high-quality carbon credits.

See page 50 for further details of our progress in reducing carbon emissions
Direct operations
To continue reducing Scope 1 & 2 emissions across our
operations by 2030, we’re focusing on:
–maximising energy efficiency in our sites through our
long-standing energy efficiency programme (see
Environment page 50 of the Strategic Report for further
detail)
–this year we achieved our 2025 target to transition 100%
of imported electricity to renewable sources and are now
focused on transitioning to 100% imported and
generated renewable electricity by 2030
–generating heat through renewable electricity or biofuels
–increasing the use of electric vehicles by our sales fleet
Risks and uncertainties
There are uncertainties in the transition to renewable heat.
Technology to electrify heat is developing quickly, although there are still some limitations in delivering high
temperatures reliably, which we often require for
manufacturing processes. Biogas can replace natural
gas without introducing major changes to facilities, but
is not widely available in the locations where we operate.
The use of biomass as fuel could introduce issues of land
use change and impacts on local air quality.
The transition to 100% electric vehicles by 2030 could be
restricted by vehicle availability, lack of charging
infrastructure and battery production constraints.
Supply chain
Our Sustainable Procurement Programme requires our
suppliers to disclose emissions and set carbon reduction
targets aligned with a 1.5°C reduction pathway. At the
same time, we work with suppliers to encourage and
support them to adopt new sustainability measures. We
also work with our peers on collaborative initiatives.
Risks and uncertainties
Pharmaceutical manufacturing processes are highly
regulated by different agencies across the world, which
may slow down the implementation of some
decarbonisation initiatives. Many suppliers are based in
regions with limited renewable electricity and heat. Our
supply chains are complex and can involve several
intermediate stages of production that are highly product-
specific. Our volume demand on specific materials is quite
low, which can reduce our ability to influence where we
only purchase a small share of a supplier’s production.
Measuring Scope 3 emissions is complex and primary data
from suppliers can be lacking. Methodologies involve using
spend-based estimates mixed in with activity-based data,
industry average data and extrapolations based on
subjective choices and judgements. As data systems,
processes and controls mature and more primary data
becomes available, there may be the need to restate
reported emissions data in the future.
Product impact
The use of our products makes up 52% of our carbon
footprint. Patient use of our reliever metered dose inhaler
(MDI) medication, Ventolin (salbutamol), accounts for 43%
of our carbon footprint. See Environment, page 50, for
more about our low carbon Ventolin programme.
We played a leading role in developing a new standard to
measure and report the environmental footprints of
pharmaceutical products, in response to increasing
requirements from payers. This work is co-sponsored with
the UK NHS and the Office of Life Sciences and the
Pharma LCA consortium of 11 global pharmaceutical
companies, with support from the Pharmaceutical
Environment Group and the Sustainable Markets Initiative.
Risks and uncertainties
Metered dose inhalers (MDIs) use a propellant that helps
push the medicine out of the inhaler and into the lungs.
Any new propellant must be appropriate for human use,
which means meeting criteria relating to safety, efficacy,
quality, and have minimal impact on the environment.
We’re engaging with medical regulators such as the US
Food and Drug Administration (FDA), European Medicines
Agency (EMA) and the UK Medicines and Healthcare
Products Regulatory Agency (MHRA) on how advances
in pharmaceutical product design can reduce the
environmental impact of medicines.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Climate-related financial disclosures continued
Carbon credits
At the same time as driving carbon emissions reductions
across our value chain, we’re also investing in high-quality nature protection and restoration projects for carbon
credits. We plan to secure carbon credits for the 20%
emissions we estimate to have as residual in 2030, and for
a maximum of 10% residual emissions by 2045 (from a
2020 baseline). We aim to secure all of the carbon credits
for the 2030 target through high-quality nature-based
project investments by 2028 and we report our progress
annually in the Responsible Business Report.
Our criteria for high-quality projects include prior consent from communities, avoidance of harm, transparency,
additionality, permanence, mitigation of leakage, project
monitoring, reporting and verification of claims and
avoidance of double counting.
Risks and uncertainties
We recognise that this is a fast-moving field, and that
methodologies and guidelines will likely evolve as we
implement our plans. We commit to remaining flexible and
transparent about our progress and learning.
Climate scenarios
We use climate scenario analysis to inform management
about climate-related risks and opportunities, reporting the results to Risk Management Control Boards (RMCB) in the
business, as well as to the Sustainability Council.
We’ve developed tools with the support of third parties
that enable us to model the impacts of physical and
transition risks where our sites and supply chains are
located. For example, we have modelled the probability
of an interruption from an extreme weather event at our
key sites and supplier sites and the subsequent financial
impact of that interruption, assuming the inventory levels
carried under existing business continuity plans. We’ve
modelled the impact of future carbon taxes, such as direct
taxes on energy-related emissions, emissions trading
schemes and taxes from carbon border adjustment
mechanisms assuming we deliver our carbon reduction
glidepath to 2030 and beyond.
This year, we reviewed and updated the climate scenarios
we use.
Net zero scenario (SSP 1 – RCP 1.9)
This scenario sets out a pathway for the global energy
sector to achieve net zero CO2 emissions by 2050. It does
not rely on emissions reductions from outside the energy
sector to achieve its goals1, with the transition facilitated by rapid deployment of clean energy technology and a focus
on energy efficiency. Advanced economies reach net zero
in advance of others, and the overall pathway is aligned to
the IPCC’s 1.5°C trajectory.
Low-carbon scenario (SSP 1 – RCP 2.6)
This scenario assumes that all climate commitments made
by governments and industries around the world as of the
end of August 2024 will be met in full and on time2, with the transition largely following the pathways laid out by world
governments and organisations. The impact of these
commitments will be to limit warming to a sub-2°C
temperature increase. Previously aligned to the IEA’s
Sustainable Development Scenario, but now in line with the
IEA’s Announced Pledges Scenario reflecting positive
climate action globally.
Current trajectory scenario (SSP 2 – RCP 4.5)
This scenario reflects current policy settings based on a
sector-by-sector and country-by-country assessment of the
energy-related policies that are in place as of the end of
August 2024, as well as those that are under development.
A more conservative view on climate action is outlined, and
warming is likely to exceed 2°C relative to the pre-industrial period, as captured in RCP 4.5. Previously aligned to the
IEA’s Announced Pledges Scenario, but now in line with
the IEA’s Stated Policies Scenario.
Breach of planetary boundaries scenarios (SSP 5 – RCP
8.5)
This scenario outlines minimal climate policies, resulting in limited transition risk impacts while posing severe physical consequences. This scenario leads to a warming at the
end of the 21st century of probably more than 4°C relative
to the pre-industrial period (1850–1900), as captured in
RCP 8.5.
(1)IEA. Net Zero Emissions by 2050. Accessed 7 April 2025. https://
www.iea.org/reports/global-energy-and-climate-model/
understanding-gec-model-scenarios
(2)IPCC, Newsroom Post - IPCC approves outlines of the first two reports in the seventh assessment cycle. Accessed 30 May 2025.
https://www.ipcc.ch/2024/08/02/ipcc-approves-outlines-of-the-first-
two-reports-in-the-seventh-assessment-cycle

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Climate-related financial disclosures continued
Risk management
Our processes for identifying and assessing climate-related
risks
In this disclosure we differentiate between ‘physical’ and
‘transition’ climate-related risks.
Physical risks are typically identified at the asset or project level and are managed depending on the level of risk
assessed. We use climate scenario analysis to model the
potential impacts of our prioritised physical risks, which
helps us understand the resilience of our supply chains
against climate change.
Transition risks are typically risks associated with changes to regulations or societal expectations during the transition to a lower-carbon economy, including pressures to reduce
the climate impact of our metered dose inhaler medicines.
They’re identified at enterprise level and at market level.
Climate risk management is aligned to our enterprise risk
management frameworks. Risks from climate change at
Group level fall under the governance of the CRC with the
support of the Sustainability Council. Individual risks from climate change are raised with appropriate business unit or
functional Risk Management Control Boards to integrate
these risks into business risk management processes.
The Sustainability Risk and Opportunity Committee meets
quarterly to review and assess business intelligence,
regulatory monitoring reports, and escalations from across
GSK. The outcomes of impact assessments are reported to
the Sustainability Council.
Our processes for managing climate-related risk
Details of how we manage our prioritised risks are in
‘Our risks and opportunities’ on page 65, above.
We also manage transition risks through our investment
decisions, our sustainability transformation programme and
our procedures. For example, we use a shadow carbon
price of £70/tCO2 to inform decision making on investments
in major capital expenditure to understand the implications
on potential carbon offset costs for the carbon emissions
from our value chain in 2030. This value is based on the
recommendation by the Carbon Pricing Leadership
Coalition that concluded in 2017 that the explicit carbon
price level required to drive change to restrict temperature increases to below 1.5°C is at least US$50–100/tCO2 by
2030. We monitor the value used for internal carbon pricing
against estimates for the future costs of carbon credits.
Our Communications and Government Affairs team
manages corporate reputation and regulatory risk by
identifying and monitoring climate-related issues and
undertaking both proactive and reactive engagement
with relevant stakeholder groups.
How we integrate our processes for identifying, assessing
and managing climate-related risks into overall risk
management
Once a year, a cross-functional team from Sustainability,
Finance, Supply Chain and Procurement functions reviews
climate risks. It considers climate-related risks from a
strategic and operational perspective to make sure we
maintain a comprehensive view of the different types of
climate risks we face and the different time horizons in
which they may affect us. The team reviews previously
identified climate risks, plus new or emerging risks and
opportunities, and makes recommendations to the
Sustainability Council. Risk assessment papers are
prepared for the prioritised risks, considering the likelihood and financial impact of each risk under different climate
scenarios.
We analyse each risk and opportunity to understand how
we’re managing them, the metrics and targets being used
and the potential impact on total profit. This year we
simplified our thresholds into either less than or equal to
£250 million, and greater than £250 million.
The impact assessments are approved by a VP
Sustainability and VP Finance. The results are shared with
the Sustainability Council, Business Unit Risk Management
and Compliance Boards (RMCB) and the Finance RMCB to
make sure risks are both contextualised with other
business risks and managed appropriately. This allows
management to take a holistic view and optimise risk
mitigation responses, to make sure that responses to
climate-related risks are properly integrated into the
relevant business unit and function activities.
The resilience of our strategy, considering different climate-
related scenarios, including a 2°C or lower scenario
We used the climate scenarios described above to stress
test the resilience of the business by considering the
impacts of potential physical and transition risks and
opportunities on the locations where we operate as
described in the table on page 65, above. The modelling
didn’t identify any material impact to our business
resilience.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Climate-related financial disclosures continued

Metrics data
Metrics and targets
We commit to a net zero, nature positive, healthier planet, with ambitious goals set for 2030 and 2045 across our entire value chain. We publish the metrics we use to assess climate-related risks and opportunities, in line with our strategy and risk management process in the Environment section from page 50.
We report progress in reducing Scope 1 & 2 carbon emissions, Scope 3 carbon emissions, energy use, percentage renewable energy, water and waste annually towards these targets in the Environment section from page 50 and in our public responses to the CDP Climate, Water and Forest questionnaires.
Carbon emissions1

Carbon emissions ‘000 tonnes CO2e	2025	2024	2023
Scope 1 emissions (from energy)	280	289	301
Scope 1 emissions (other2)	199	232	279
Scope 2 emissions (market-based)	7	44	64
Scope 2 emissions (location-based)	212	234	240
Scope 3 emissions[3]	0	8,385	8,983
UK Scope 1 & 2 emissions	87	92	102

Other metrics	2025	2024	2023
Scope 1 & 2 emissions from energy/sales revenue (tonnes CO2e/£m)	8.8	10.6	12.0
Scope 1 & 2 emissions from energy/FTE (tonnes CO2e/FTE)	4.3	4.9	5.2
Total energy used (GWh)	2,482	2,577	2,636
UK energy used (GWh)	628	658	711
% renewably sourced electricity	99%	90%	83%
Total supplied water million m3	6.8	7.0	7.4
Total supplied water in areas of high water stress million m3	0.3	0.3	0.3
Total waste ‘000 metric tonnes	39	47.3	49.7
% sites that have achieved water stewardship	100%	100%	100%
(1)Carbon emissions are calculated according to the Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard (revised edition).
We use market-based Scope 2 emissions for reporting purposes and report Scope 3 emissions across all 15 categories in our Responsible Business
Report
(2)‘Other’ refers to emissions from sales force vehicles, propellant emissions released during manufacture of inhalers (the majority of propellant emissions, released during patient use, are included in Scope 3 carbon emissions), on-site waste, or wastewater treatment and refrigerant gas losses
(3)We collect and publish Scope 3 data across 15 categories. The most recent Scope 3 data available is for 2024 as the process of compiling the 2025 data is not yet complete, except for 2025 Scope 3 emissions from patient use of inhalers

GSK 2025 Annual Report on Form 20-F

Group financial
review

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Group financial review

Financial performance summary
The Total results of the Group are set out below.

		2025		2024	Growth
Total Results	£m	% of turnover	£m	% of turnover	%AER	%CER
Turnover	32,667	100	31,376	100	4	7
Cost of sales	(9,017)	(27.6)	(9,048)	(28.8)	–	–
Gross profit	23,650	72.4	22,328	71.2	6	9
Selling, general and administration	(9,088)	(27.8)	(11,015)	(35.1)	(17)	(15)
Research and development	(7,525)	(23.0)	(6,401)	(20.4)	18	19
Royalty income	879	2.7	639	2.0	38	38
Other operating income/(expense)	16	–	(1,530)	(4.9)
Operating profit	7,932	24.3	4,021	12.8	97	>100
Net finance expense	(532)		(547)
Share of after tax profits/(losses) of associates and joint ventures	1		(3)
Profit/(loss) on disposal of interest in associates and joint ventures	–		6
Profit before taxation	7,401		3,477		>100	>100
Taxation	(1,112)		(526)
Profit after taxation	6,289		2,951		>100	>100
Total profit attributable to non-controlling interests	573		376
Total profit attributable to shareholders	5,716		2,575
	6,289		2,951		>100	>100
Total earnings per share (pence)	141.1p		63.2p		>100	>100

Total earnings per ADS (US$)	3.70		1.62

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Group financial review continued

Reporting framework
Total and Core results
The Group financial review discusses the operating and
financial performance of the Group, its cash flows and financial position and our resources. The results for each year are
compared primarily with the results of the preceding year.
Total results
Total reported results represent the Group’s overall
performance.
GSK uses a number of non-IFRS measures to report the
performance of its business. Core results and other non-IFRS measures may be considered in addition to, but not as a
substitute for, or superior to, information presented in
accordance with IFRS. Core results are defined below and
other non-IFRS measures are defined on page 74.
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
GSK encourages investors and analysts not to rely on any
single financial measure but to review GSK Annual Reports,
including the financial statements and notes, in their entirety.
GSK is committed to continuously improving its financial
reporting, in line with evolving regulatory requirements and best practice. In line with this practice, GSK expects to
continue to review and refine its reporting framework.
Core results
Core results exclude the following items in relation to our
operations from Total results, together with the tax effects of all of these items:
–Amortisation of intangible assets (excluding computer
software and capitalised development costs) to reflect the
Group’s performance excluding the effect of acquisitions
–Impairment of intangible assets (excluding computer
software) and goodwill to reflect the Group’s performance
excluding the effect of acquisitions
–Major restructuring costs include the cash costs and
impairment of tangible assets and computer software of
Major restructuring programmes (which are specific
Board-approved programmes that are structural and of
significant scale, where the costs of individual or related
projects within such programmes exceed £25 million, or
relate to restructuring and integration following a significant acquisition). Costs for other ordinary course, smaller-scale restructuring costs are retained within both Total and Core
results
–Transaction-related accounting or other adjustments related to significant acquisitions
–Proceeds and costs of disposal of associates, products
and businesses; significant settlement income; significant
legal charges (net of insurance recoveries) and expenses
on the settlement of litigation and government investigations;
other operating income other than royalty income, and other
items including amounts reclassified from the foreign
currency translation reserve to the income statement upon
the liquidation of a subsidiary where the amount exceeds
£25 million
As Core results include the benefits of Major restructuring
programmes but exclude significant costs (such as Significant legal charges and expenses, major restructuring costs and
transaction items) they should not be regarded as a complete picture of the Group’s financial performance, which is
presented in Total results. The exclusion of other Adjusting items may result in Core earnings being materially higher or lower than Total earnings. In particular, when significant
impairments, restructuring charges and legal costs are
excluded, Core earnings will be higher than Total earnings.
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
Significant legal charges and expenses are those arising from the settlement of litigation or government investigations that are not in the normal course and materially larger than more regularly occurring individual matters. They also include
certain major legacy matters. Costs for all other ordinary
course, smaller scale legal charges and expenses are
retained within both Total and Core results.
Reconciliations between Total and Core results, providing
further information on the key Adjusting items are set out on pages 84 to 86.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Group financial review continued Reporting framework continued
Historical record of Adjusting items
The reconciliations between Total and Core operating profit over the last three years can be summarised as follows:

	2025 £m	2024 £m	2023 £m
Total operating profit	7,932	4,021	6,745
Intangible assets amortisation	808	1,002	719
Intangible assets impairment	880	314	398
Major restructuring	109	353	382
Transaction-related items	507	1,881	572
Significant legal, Divestments and other items	(453)	1,577	(30)
Core operating profit	9,783	9,148	8,786
The analysis of the impact of transaction-related items on operating profit for each of the last three years is as follows:

	2025 £m	2024 £m	2023 £m
Contingent consideration on former Shionogi-ViiV Healthcare JV (including Shionogi preferential dividends)	649	1,533	934
ViiV Healthcare put options and Pfizer preferential dividends	(93)	67	(245)
Contingent consideration on former Novartis Vaccines business	171	206	(187)
Contingent consideration on acquisition of Affinivax	(254)	(22)	44
Other contingent consideration	15	34	–
Other adjustments	19	63	26
Transaction-related charges	507	1,881	572
Full reconciliations between Total and Core results for 2025–2023 are set out on pages 84 to 86. Further explanations on the
Adjusting items for 2025 are reported on page 87.

Other non-IFRS measures
CER and AER growth
In order to provide investors with a measure of year-on-year growth excluding the impact of exchange rate movements, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth
calculated as if the exchange rates used to determine the
results of overseas companies in Sterling had remained
unchanged from those used in the comparative period. CER%
represents growth at constant exchange rates. £% or AER%
represents growth at actual exchange rates. For those
countries which qualify as hyperinflationary as defined by the criteria set out in IAS 29 ‘Financial Reporting in
Hyperinflationary Economies’ (Argentina and Turkey) CER
growth is adjusted using a more appropriate exchange rate
where the impact is significant, reflecting depreciation of their respective currencies in order to provide comparability and not to distort CER growth rates.
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
Free cash flow provides investors with a measure of cash flows that are available to pay shareholder distributions and to fund strategic acquisitions. It is used by management for planning and reporting purposes and in discussions with and
presentations to investment analysts and rating agencies. Free cash flow growth is calculated on a reported basis. A
reconciliation of net cash inflow from operations to free cash flow from operations is set out on page 88.
Total net debt
Net debt is defined as total borrowings less cash, cash
equivalents, liquid investments, and short-term loans to third parties that are subject to an insignificant risk of change in value (including those classified as assets held for sale and liabilities relating to assets held for sale). The measure is used by management as it is considered an indicator of GSK's
ability to meet its financial commitments and the strength of its balance sheet. Please see Note 29, ‘Net debt’ for the
calculation of net debt.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Group financial review continued Reporting framework continued
Non-controlling interests in ViiV Healthcare
Trading profit allocations
As ViiV Healthcare is a subsidiary of the Group, 100%
of its operating results (turnover, operating profit, profit after tax) are included within the Group income statement and then a portion of the earnings is allocated to the non-controlling interests owned by the other shareholders, in line with their respective equity shareholdings as at 31 December 2025
(Pfizer, Inc. (Pfizer) 11.7% and Shionogi & Co. Ltd (Shionogi)
10%). Each of the shareholders, including GSK, is also entitled to preferential dividends determined by the performance of
certain products that each shareholder contributed. As the
relative performance of these products changes over time, the proportion of the overall earnings allocated to each
shareholder also changes. In particular, the increasing
proportion of sales of dolutegravir- and cabotegravir-
containing products has a favourable impact on the proportion of the preferential dividends that is allocated to GSK. Adjusting items are allocated to shareholders based on their equity
interests. GSK was entitled to approximately 83% of the Total earnings and 83% of the Core earnings of ViiV Healthcare for
2025.
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
Cash payments to settle the contingent consideration are
made to Shionogi by ViiV Healthcare each quarter, based on
the actual sales performance and other income of the relevant products in the previous quarter. These payments reduce the
balance sheet liability and hence are not recorded in the
income statement, but are included in the cash flow. The cash payments made to Shionogi by ViiV Healthcare in 2025 were
£1,277 million.
As the liability is required to be recorded at the fair value of estimated future payments, there is a significant timing
difference between the charges that are recorded in the
Total income statement to reflect movements in the fair value of the liability and the actual cash payments made to settle the liability.
The cash payments are reflected in the cash flow statement
partly in operating cash flows and partly within investing
activities. All cash payments are now reflected in operating activities. The tax relief on these payments is reflected in the
Group’s Adjusting items as part of the tax charge. The part of each payment relating to the original estimate of the fair value of the contingent consideration on the acquisition of the Shionogi-
ViiV Healthcare joint venture in 2012 of £659 million is reported within investing activities in the cash flow statement and the part of each payment relating to the increase in the liability since the acquisition is reported within operating cash flows.
Movements in contingent consideration payable to Shionogi
were as follows:

	2025 £m	2024 £m
Contingent consideration at beginning of the year	6,061	5,718
Remeasurement through income statement and other movements	649	1,533
Cash payments: operating cash flows	(1,277)	(1,190)
Contingent consideration at end of the year	5,433	6,061
Of the contingent consideration payable (on a post-tax basis)
to Shionogi at 31 December 2025, £1,194 million
(31 December 2024: £1,127 million) is expected to be paid
within one year.
Exit rights as at 31 December 2025
As at 31 December 2025 Pfizer could request an IPO of ViiV
Healthcare at any time and if either GSK did not consent to
such IPO, or an offering is not completed within nine months,
Pfizer could require GSK to acquire its shareholding. Under
the original agreements, GSK had the unconditional right, so long as it made no subsequent distribution to its shareholders, to withhold its consent to the exercise of the Pfizer put option and, as a result, in accordance with IFRS, GSK did not
recognise a liability for the put option on its balance sheet.
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
Also, as at 31 December 2025, Pfizer had the right to require
GSK to acquire its shareholding in ViiV Healthcare in certain circumstances at any time. A put option liability is therefore recorded on the Group’s balance sheet as a current liability. It is measured on the gross redemption basis derived from an
internal valuation of the ViiV Healthcare business.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Group financial review continued Reporting framework continued
The closing balances of the liabilities related to Pfizer’s
shareholding are as follows:

	2025 £m	2024 £m
Pfizer put option	822	915
On 19 January 2026, GSK reached agreement with Pfizer and
Shionogi for the 11.7% economic interest in ViiV Healthcare
currently held by Pfizer to be replaced with an investment by
Shionogi. Details of this agreement are set out in Note 47, ‘Post balance sheet events’.
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
Core operating margin
Core operating margin is Core operating profit divided by
turnover. Core operating profit is a key financial measure used by management to evaluate performance.
General Medicines
General Medicines are usually prescribed in the primary
care or community settings by general healthcare
practitioners. For GSK, this includes medicines for inhaled
respiratory, dermatology, antibiotics and other diseases.
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
These adjustments are known as the RAR accruals and are a
source of significant estimation uncertainty and fluctuation, which can have a material impact on reported revenue from
one accounting period to the next.
Specialty Medicines
Specialty Medicines are typically prescription medicines used to treat complex or rare chronic conditions. For GSK, this
comprises medicines for infectious diseases, HIV, Respiratory,
Immunology & Inflammation and Oncology.
Total operating margin
Total operating margin is Total operating profit divided by
turnover.
Total earnings per share
Unless otherwise stated, Total earnings per share refers to
Total basic earnings per share.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Group financial review continued

Financial performance

Group turnover
Group turnover was £32,667 million in the year, up +4%
at AER, +7% at CER.
Group turnover by business

Specialty Medicines (S)
£13.5bn AER growth +14% CER growth +17%
Vaccines (V)
£9.2bn AER stable –% CER growth +2%
General Medicines (G)
£10.0bn AER decline -4% CER decline -1%
S
G
V
Group turnover by geographic region
US
Int

US
£16.9bn AER growth +3% CER growth +6%
Europe
£7.5bn AER growth +13% CER growth +12%
International
£8.3bn AER decline -1% CER growth +4%
Eur
GSK reports results under two segments namely Commercial
Operations and Total R&D. See Note 6, ‘Turnover and segment
information’ to the consolidated financial statements for more details.
The Commercial Operations segment has three product
groups of Specialty Medicines, Vaccines and General
Medicines.
–Specialty Medicines products which includes GSK’s
marketed products for HIV, Respiratory, Immunology &
Inflammation (RI&I) and Oncology
–Vaccines products, which includes Shingrix, Bexsero and
Arexvy
–General Medicines products, which includes medicines in
inhaled respiratory, dermatology, antibiotics and other
diseases that are typically accessed by patients through
primary care settings

Specialty Medicines
Turnover (£bn)

£13.5bn	AER growth	CER growth
	+14%	+17%
41% of Group turnover
Specialty Medicines sales grew by double-digit percentages
reflecting continued growth across disease areas, with strong performances in HIV, Respiratory, Immunology & Inflammation, and Oncology.
HIV

	2025 £m	2024 £m	Growth %AER	Growth %CER
HIV	7,687	7,089	8	11
HIV sales grew 8% AER, 11% CER driven by strong patient
demand growth of +10 ppts with Dovato, Cabenuva and
Apretude more than offsetting the decline in Triumeq following guideline changes at the end of 2024. Growth also benefitted from continued favourable pricing due to channel mix in the
US, which offset the impact of the IRA Medicare Part D
redesign and pricing pressures across the other regions.
Long-acting medicines contributed over 75% of total HIV
growth in 2025 with Cabenuva contributing 55%.
Oral 2DR

	2025 £m	2024 £m	Growth %AER	Growth %CER
Oral 2DR	3,334	2,924	14	16
Dovato, the first and only once-daily oral 2DR for the treatment of HIV infection in both treatment naive and virally suppressed adults and adolescents, continues to be the largest product in the HIV portfolio with sales of £2,678 million growing 20% AER,
22% CER.
Long-acting medicines

	2025 £m	2024 £m	Growth %AER	Growth %CER
Long-Acting Medicines	1,841	1,292	42	46
Cabenuva, the only complete long-acting injectable regimen
for HIV treatment, reached sales of £1,402 million, growing
38% AER, 42% CER due to strong patient demand across US
and Europe. Apretude, the first long-acting injectable option for HIV prevention, delivered sales of £439 million , growing
57% AER, 62% CER. In the US, long-acting injectables now
account for 30% of total HIV sales.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Group financial review continued Financial performance continued
Respiratory, Immunology & Inflammation

	2025 £m	2024 £m	Growth %AER	Growth %CER
Respiratory,Immunology & Inflammation	3,810	3,299	15	18
Sales grew at a double-digit rate and were primarily comprised of contributions from Nucala in respiratory and Benlysta in
immunology.
Nucala

	2025 £m	2024 £m	Growth %AER	Growth %CER
Nucala	2,008	1,784	13	15
Nucala is an IL-5 antagonist monoclonal antibody treatment for severe asthma, with additional indications including CRSwNP,
EGPA, HES and COPD. Sales growth was driven by strong
global performance, with double-digit growth across all
regions reflecting higher patient demand for treatments
addressing eosinophilic-led disease. US growth accelerated
following the recent launch in COPD, with increases in volume from higher patient uptake partially offset by ongoing pricing pressures including the impact of IRA Medicare Part D
redesign.
Benlysta

	2025 £m	2024 £m	Growth %AER	Growth %CER
Benlysta	1,773	1,490	19	22
Sales of Benlysta, a monoclonal antibody treatment for lupus, grew representing strong demand and volume growth with
bio-penetration rates having increased across many markets.
Oncology

	2025 £m	2024 £m	Growth %AER	Growth %CER
Oncology	1,977	1,410	40	43
Oncology sales are largely comprised of sales from Jemperli,
Zejula and Ojjaara/Omjjara. Strong Oncology sales growth was largely driven by increasing patient demand for Jemperli and
Ojjaara/Omjjara, partially offset by decreases in Zejula.
Blenrep, a treatment in relapsed/refractory multiple myeloma, achieved sales in 2025 of £17 million following launch in the
UK in Q2 2025, US in Q4 2025 and from further initial
commercial introductions in some smaller markets during H2
2025.
Jemperli

	2025 £m	2024 £m	Growth %AER	Growth %CER
Jemperli	861	467	84	89
Sales of Jemperli grew strongly driven largely by continued
volume growth following Q3 2024 FDA approval and Q1 2025
EMA approval expanding the indication to include all adult
patients with primary advanced or recurrent endometrial
cancer. Strong growth continues in the US from high patient
uptake, with the Europe and International regions increasingly contributing to sales and growth, with Jemperli now available in over 39 countries worldwide.
Zejula

	2025 £m	2024 £m	Growth %AER	Growth %CER
Zejula	557	593	(6)	(4)
Sales of Zejula, a PARP inhibitor treatment for ovarian cancer, reduced in the year. In the US, sales decreased driven by
ongoing volume reductions, including impacts of an FDA
labelling update restricting use to certain patient populations, and unfavourable pricing including the impacts of IRA
Medicare Part D redesign. The Europe and International
regions continued to decline in the year largely driven by
reduced volumes from increased competition.
Ojjaara/Omjjara

	2025 £m	2024 £m	Growth %AER	Growth %CER
Ojjaara/Omjjara	554	353	57	60
Sales of Ojjaara/Omjjara, a treatment for myelofibrosis patients with anaemia, grew strongly. US sales growth was driven by
volume with continued increases in patient uptake. Sales and growth contributions from Europe and International continued
to increase following high patient uptake, and from commercial launches in 2025 across the regions including in France, Spain
Italy, Australia and Canada. Ojjaara/Omjjara is now available in over 30 countries worldwide.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Group financial review continued Financial performance continued

Vaccines
Turnover (£bn)

£9.2bn	AER stable	CER growth
	–%	+2%
28% of Group Turnover
Vaccines sales growth was stable at AER and grew 2% CER
driven by strong ex-US demand for Shingrix, Arexvy and
meningitis vaccines, partly offset by lower US demand for
Shingrix, Arexvy and influenza vaccines together with lower
International sales of established vaccines.
Shingles

	2025 £m	2024 £m	Growth %AER	Growth %CER
Shingles	3,558	3,364	6	8
Shingrix had another record year, in which sales grew strongly reflecting growth in Europe and International driven by
significant increased demand, partly offset by lower sales in the US.
In Europe, Shingrix sales grew 44% AER, 42% CER driven by
continuous strong uptake from the launch in France together
with higher market demand and expanded public funding
across several countries
Sales of Shingrix in International increased by 9% AER, 13%
CER reflecting accelerated demand in Japan following
expanded reimbursement from April 2025 together with
continued uptake across several countries, partially offset by a strong 2024 comparator including rapid uptake from the
national immunisation programme (NIP) in Australia.
US sales decreased by 20% AER, 17% CER due to the
continuing slowdown in the pace of penetration of harder-to-
activate unvaccinated consumers. The US cumulative
immunisation rate reached 44%, up 4 percentage points
compared to 12 months earlier(1).
Shingrix is now launched in 61 countries, 29 of those with
public funding, with markets outside the US representing 66%
of 2025 global sales (2024: 56%). The overwhelming majority
of ex-US Shingrix opportunity is concentrated in 10 markets
where the average immunisation rate is around 10% with
significantly higher uptake in funded cohorts.
(1) Based on data from IQVIA up until the end of Q3 2025
Meningitis

	2025 £m	2024 £m	Growth %AER	Growth %CER
Meningitis	1,583	1,437	10	12
Strong double-digit growth of Meningitis vaccines was led by
Bexsero, a vaccine against meningitis B and also included
initial sales from the US launch of Penmenvy, a pentavalent
vaccine against meningitis A, B, C, W and Y. Bexsero grew in
Europe driven by continued uptake following recommendation
and reimbursement in Germany together with expanded
cohort recommendations in France. Sales also grew in
International due to higher demand and geographic
expansion.
RSV

	2025 £m	2024 £m	Growth %AER	Growth %CER
RSV	593	590	1	2
Arexvy sales growth was driven by Europe and International
related to recommendation and reimbursement in Germany
and tender deliveries in Spain and Canada. While Arexvy
maintained US market leading share in the older adult setting in 2025, sales declined reflecting slower market uptake
impacted by a harder-to-activate patient cohort and lower
market share partly offset by favourable returns provision
adjustments. Arexvy is approved in 69 markets globally, 21
countries have national RSV vaccination recommendations for
older adults and 9, including the US, have reimbursement
programmes for Arexvy in place at the year end.
Influenza

	2025 £m	2024 £m	Growth %AER	Growth %CER
Influenza	303	408	(26)	(24)
Influenza vaccines sales declined mainly in the US driven by competitive pressure.
Established vaccines

	2025 £m	2024 £m	Growth %AER	Growth %CER
Established vaccines	3,120	3,339	(7)	(5)
Established vaccines sales decreased in the year as a result of the impact of divested brands, competitive pressure for
Synflorix and Cervarix and lower US demand and
unfavourable pricing for Hepatitis vaccines. This was partly offset by higher sales of measles, mumps, rubella and varicella
(MMRV) vaccines, including a one-off Q3 2025 sale of bulk
antigen together with favourable US CDC stockpile
movements for Infanrix/Pediarix.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Group financial review continued Financial performance continued

General Medicines
Turnover (£bn)

£10.0bn	AER decline	CER decline
	-4%	-1%
31% of Group turnover
Sales include contributions from both the Respiratory portfolio, including Trelegy, and the Other General Medicine portfolio.
Sales growth in Trelegy was offset by reductions in other
respiratory and Other General Medicine product sales.
Respiratory

	2025 £m	2024 £m	Growth %AER	Growth %CER
Respiratory	7,068	7,213	(2)	–
Sales decreased 2% AER and were broadly stable at CER in
the year with growth in Trelegy offset by decreases in other respiratory products. Other respiratory products continue to reduce across all regions as a result of continued generic
erosion and competitive pressures.
Trelegy

	2025 £m	2024 £m	Growth %AER	Growth %CER
Trelegy	2,986	2,702	11	13
Trelegy sales continued to grow with continued strong volume growth across all regions reflecting patient demand, SITT class growth, and increased market share. In the US, sales
exceeded £2 billion and grew double-digit, with continued
strong volume growth partially offset by unfavourable pricing resulting from channel mix and pricing pressures, including
the impact of IRA Medicare Part D redesign.
Other general medicines

	2025 £m	2024 £m	Growth %AER	Growth %CER
Other general medicines	2,968	3,215	(8)	(4)
Other General Medicines sales decreased reflecting the
impacts of generic competition across the portfolio.
Turnover by regions

	2025 £m	2024 £m	Growth %AER	Growth %CER
US	16,859	16,384	3	6
US performance reflected the introduction of the IRA Medicare
Part D redesign, which adversely impacted a number of
products across Specialty Medicines, Vaccines and General
Medicines.
Specialty Medicines double-digit sales growth both at AER
and CER was driven by growth in Oncology, HIV and Benlysta,
driven largely by patient demand. Nucala also grew following the recent launch in COPD, with increases in volume from
higher patient uptake partly offset by ongoing pricing
pressures.
Vaccines sales decreased due to lower demand for both
Shingrix and Arexvy driven primarily by the continued
challenge of activating harder-to reach consumers and
competitive pressure for influenza vaccines. established
vaccines growth in MMRV vaccines related to outbreaks and,
for Infanrix/Pediarix, to favourable CDC stockpile
replenishments which were more than offset by lower US
demand and unfavourable pricing for hepatitis vaccines
General Medicines sales -2% AER, +1% CER. Trelegy sales
grew double-digit at both AER and CER driven by strong
volume increases. Growth in Trelegy was offset by reductions in other products across the other respiratory and Other
General Medicine portfolios.

	2025 £m	2024 £m	Growth %AER	Growth %CER
Europe	7,533	6,666	13	12
Specialty Medicines sales grew double-digit at both AER and
CER due to continued strong performance in Oncology,
Benlysta and Nucala including the benefit from new indication launches. HIV sales grew single-digit in the year driven by
patient demand.
Vaccines sales grew 32% AER, 30% CER driven by Shingrix
launch uptake in France together with higher market demand
and expanded public funding across several countries. Arexvy and Bexsero sales also grew strongly mainly in Germany
following recommendations and reimbursements.
General Medicines sales decreased, with growth for Trelegy
and Anoro being more than offset by decreases across Other
General Medicine products.

	2025 £m	2024 £m	Growth %AER	Growth %CER
International	8,275	8,326	(1)	4
Specialty Medicines double-digit sales growth at both AER
and CER was driven by Nucala in respiratory, Benlysta in
immunology, and Oncology. HIV sales grew 2% AER, 6% CER.
Vaccines sales were driven by accelerated Shingrix demand
primarily in Japan, partly offset by a strong 2024 comparator in
Australia. Growth across Shingrix, Meningitis vaccines and
Arexvy was partly offset by lower sales of established vaccines primarily reflecting the impact of divested brands and lower demand.
General Medicines sales performance reflected growth in
Trelegy and Anoro being offset by decreases across Other
General Medicine products.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Group financial review continued Financial performance continued
Cost of sales

	2025 £m	2024 £m	Growth %AER	Growth %CER
Total cost of sales	(9,017)	(9,048)	–	–
% of sales	27.6%	28.8%	(1.2)	(1.7)
Core cost of sales	(8,206)	(7,870)	4	5
% of sales	25.1%	25.1%	–	(0.4)
Total cost of sales as a percentage of sales decreased
primarily driven by core cost of sales benefits and from
additional amortisation in Q3 2024 for Zejula and Jemperli as well as lower major restructuring and transaction-related items.
Core cost of sales as a percentage of sales decreased with
benefits from Specialty Medicines and regional mix as well as operational efficiencies, being offset by inventory provision movements compared to 2024. There were also pricing
impacts largely due to the implementation of Medicare Part D reform as well as an adverse comparison to higher price
benefits in 2024.
Selling, general and administration

	2025 £m	2024 £m	Growth %AER	Growth %CER
Total selling, general and administration	(9,088)	(11,015)	(17)	(15)
% of sales	27.8%	35.1%	(7.3)	(7.1)
Core selling, general and administration	(8,989)	(8,974)	–	3
% of sales	27.5%	28.6%	(1.1)	(0.9)
Total SG&A as a percentage of sales decreased primarily due
to lower Significant legal expenses, driven by the Q3 2024
charge of £1.8 billion ($2.3 billion) in relation to Zantac.
Core SG&A growth reflected continued disciplined investment
to support new asset launches, including Blenrep, Penmenvy,
Exdensur and Blujepa, as well as growth of key assets
including Nucala, Shingrix, long-acting HIV medicines and
Ojjaara/Omjjara, to drive future efficiencies. This was offset by reallocation of spend from General Medicines and the
acceleration of ongoing productivity initiatives. Core SG&A
growth also included a one percentage point impact driven by the Q1 2024 reversal of the legal provision related to the Zejula royalty dispute, following a successful appeal.
Research and development

	2025 £m	2024 £m	Growth %AER	Growth %CER
Total research and development	(7,525)	(6,401)	18	19
% of sales	23.0%	20.4%	2.6	2.4
Core research and development	(6,568)	(6,023)	9	11
% of sales	20.1%	19.2%	0.9	0.8
Total R&D growth was driven by an increase in Core R&D
expense, as well as higher impairment charges including a
charge of £471 million related to the termination of the
belrestotug development programme (anti-TIGIT mAb) in Q2
2025.
Core R&D investment increased reflecting progression across
the portfolio. In Oncology, this included acceleration in work on
ADCs (B7-H3 and B7-H4) and IDRX-42, the GIST treatment
acquired in Q1 2025. In Specialty Medicines, increased
investment was driven by efimosfermin acquired from Boston
Pharmaceuticals in Q3 2025 and bepirovirsen, as well as
progression of ULA treatment and PrEP programmes, notably
Q4M and Q6M. Growth was partly offset by lower spend on
depemokimab following filing in Q4 2024.
Investment also increased on clinical trial programmes
associated with the pneumococcal MAPS and mRNA
seasonal flu.
Royalty income

	2025 £m	2024 £m	Growth %AER	Growth %CER
Total royalty income	879	639	38	38
Core royalty income	879	639	38	38
The increase in Total and Core royalty income was primarily
driven by Kesimpta(1), Abrysvo(2) and Comirnaty(3) royalties, as well as historic royalties recognised in association with the settlement of an IP dispute.
Other operating income/(expense)

	2025 £m	2024 £m	Growth %AER	Growth %CER
Other operating income/ (expense)	16	(1,530)	>100	>100
The full year other operating income reflected a charge of
£488 million (2024: £1,839 million) principally arising from the remeasurement of CCLs and the liabilities for the Pfizer, Inc
(Pfizer) put option, primarily reflecting the net impact of
discount unwind, updated sales and milestone forecasts and
foreign currency movements. Other net operating income at
£504m (2024: £309 million) includes the £367 million ($500
million) settlement from CureVac as well as fair value
movements on equity investments and other net income.
(1)Kesimpta is manufactured by and a trademark of Novartis AG
(2)Abrysvo is manufactured by and a trademark of Pfizer Inc.
(3)Comirnaty is manufactured by and a trademark of BioNTech and Pfizer
Inc.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Group financial review continued Financial performance continued
Operating profit

	2025 £m	2024 £m	Growth %AER	Growth %CER
Total operating profit	7,932	4,021	97	>100
% of sales	24.3%	12.8%	11.5	11.9
Core operating profit	9,783	9,148	7	11
% of sales	29.9%	29.2%	0.7	1.1
Total operating profit margin growth was primarily driven by the £1.8 billion charge for the Zantac settlement in Q3 2024, partly offset by higher impairment charges.
Core operating profit growth primarily reflected higher
turnover, favourable product mix and royalty income including from IP settlements. Growth was partly offset by increased
investment in R&D, new asset launches and growth assets,
and adverse pricing impacts, as well as the Q1 2024 reversal of the legal provision related to the Zejula royalty dispute, following a successful appeal.
Core operating profit by business

	2025 £m	2024 £m	Growth %AER	Growth %CER
Commercial operations	16,260	15,335	6	10
% of sales	49.8%	48.9%	0.9	1.4
R&D	(6,251)	(5,845)	7	9
Commercial Operations Core operating profit of £16,260
million growth was driven by higher turnover, favourable
product mix and royalty income including from an IP
settlement, partly offset by increased investment in new asset launches and growth assets, and adverse pricing impacts.
The R&D segment operating expense of £6,251 million
primarily reflected progression across the portfolio. In
Oncology, this included acceleration in work on ADCs (B7-H3
and B7-H4) and IDRX-42, the GIST treatment acquired in Q1
2025. In Specialty Medicines, increased investment was driven by efimosfermin acquired from Boston Pharmaceuticals in Q3
2025 and bepirovirsen, as well as progression of ULA
treatment and PrEP programmes, notably Q4M and Q6M.
Growth was partly offset by lower spend on depemokimab
following filing in Q4 2024. Investment also increased on
clinical trial programmes associated with the pneumococcal
MAPS and mRNA seasonal flu.
Net finance costs

	2025 £m	2024 £m	Growth %AER	Growth %CER
Total net finance cost	(532)	(547)	(3)	(2)
Core net finance cost	(508)	(532)	(5)	(4)
The decrease in net finance costs was mainly driven by
favourable movements on derivatives fair value, favourable
interest on tax and higher swap interest income, partly offset by higher interest expense on debt. Strong operating
cashflows were partly offset by finance costs associated with the share buyback programme and Zantac settlement
payments.
Share of after tax profits of associates and
joint ventures
The share of after tax profit of associates and joint ventures was £1 million (2024: £3 million share of loss).
Profit on disposal of interest in associates
In 2025, the Group also reported a profit on disposal of
interests in associates and joint ventures of £nil (2024: £6 million profit).
Profit before tax
Taking account of net finance costs, the share of profits or losses of associates and profit or loss on disposal of interest in associates,Total profit before taxation was £7,401 million
compared with £3,477 million in 2024.
Taxation

	2025 £m	2024 £m
UK current year charge	181	186
Rest of world current year charge	1,263	1,458
Charge/(credit) in respect of prior periods	(49)	(92)
Total current taxation	1,395	1,552
Total deferred taxation	(283)	(1,026)
Taxation on total profits	1,112	526
The charge of £1,112 million represented an effective tax rate on Total results of 15.0% (2024: 15.1%) and reflected the
different tax effects of the various Adjusting items included in
Total results, including non-taxable revaluations of contingent consideration liabilities associated with recent acquisitions.
Tax on Core profit amounted to £1,584 million and represented an effective Core tax rate of 17.1% (2024: 17.0%). Issues
related to taxation are described in Note 14, ‘Taxation’ to the financial statements. The Group continues to believe it has
made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities.
The ultimate liability for such matters may vary from the
amounts provided and is dependent upon the outcome of
agreements with relevant tax authorities.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Group financial review continued Financial performance continued
Non-controlling interests (NCIs)

	2025 £m	2024 £m	Growth %AER	Growth %CER
Total	573	376	52	58
Core	712	654	9	12
The increase in Total and Core NCIs in the year was primarily driven by higher core profit allocations from ViiV Healthcare, and a lower remeasurement loss on the CCL compared to
2024 impacting Total NCIs.
Earnings per share from operations

	2025 £m	2024 £p	Growth %AER	Growth %CER
Total earnings per share	141.1p	63.2p	>100	>100
Core earnings per share	172.0p	159.3p	8	12
The increase in Total EPS was primarily driven by lower
Significant legal charges, lower CCL charges and higher other net operating income, partly offset by higher impairment
charges.
The increase in Core EPS in the year primarily reflected the growth in Core operating profit and the share buyback, as well as lower net finance costs in the year, partly offset by higher non-controlling interests.
Currency impact on results

	2025 £m/£p	2024 £m/£p	Growth %AER	Growth %CER
Turnover	32,667	31,376	4	7
Total earnings per share	141.1p	63.2p	>100	>100
Core earnings per share	172.0p	159.3p	8	12
In the year the adverse currency impact primarily reflected the strengthening of Sterling against US Dollar as well as
emerging market currencies, partly offset by strengthening of the Euro. Exchange gains on the settlement of intercompany
transactions had a favourable full year impact of three
percentage points on Total EPS and one percentage point on
Core EPS.
Dividends
The Board has declared four interim dividends resulting in a total dividend for the year of 66p per share. The GSK Group
dividend in 2024 was 61p per share. Please refer to Note 16,
'Dividends' to the financial statements.
Dividend policy
Dividends remain an essential component of total shareholder return and GSK recognises the importance of dividends to
shareholders. On 23 June 2021, at the GSK Investor Update,
GSK set out that from 2022 a progressive dividend policy will be implemented guided by a 40 to 60 percent pay-out ratio
through the investment cycle. Consistent with this, GSK
declared an increased dividend of 18p for Q4 2025 and 66p
per share for full year 2025. The expected dividend for 2026 is
70p per share. In setting its dividend policy, GSK considers the capital allocation priorities of the Group and its investment strategy for growth alongside the sustainability of the dividend.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Group financial review continued

Adjusting items

Core results reconciliation 31 December 2025	Total results £m	Intangible asset amortisation £m	Intangible asset impairment £m	Major restructuring £m	Transaction- related £m	Significant legal, Divestments and other items £m	Core results £m
Gross profit	23,650	722	22	48		19	24,461
Operating profit	7,932	808	880	109	507	(453)	9,783
Profit before taxation	7,401	808	880	109	507	(440)	9,265
Profit after taxation	6,289	630	660	77	360	(335)	7,681
Profit attributable to shareholders	5,716	630	660	77	221	(335)	6,969
Basic earnings per share (pence)	141.1p	15.6p	16.3p	1.9p	5.4p	(8.3p)	172.0p

Weighted average number of shares (millions)	4,051						4,051

The following adjustments are made in arriving at Core gross profit
Cost of sales	(9,017)	722	22	48		19	(8,206)

The following adjustments are made in arriving at Core operating profit
Selling, general and administration	(9,088)			44	23	32	(8,989)
Research and development	(7,525)	86	858	17	(4)		(6,568)
Other operating income/(expense)	16				488	(504)	–

The following adjustments are made in arriving at Core profit before tax
Net finance costs	(532)					24	(508)
Share of after tax profit/(loss) of associates and joint ventures	1					(11)	(10)

The following adjustments are made in arriving at Core profit after tax
Taxation	(1,112)	(178)	(220)	(32)	(147)	105	(1,584)

The following adjustments are made in arriving at Core profit attributable to shareholders
Profit attributable to non-controlling interests	573				139		712

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Group financial review continued Adjusting items continued

Core results reconciliation 31 December 2024	Total results £m	Intangible asset amortisation £m	Intangible asset impairment £m	Major restructuring £m	Transaction- related £m	Significant legal, Divestments and other items £m	Core results £m
Gross profit	22,328	947		163	40	28	23,506
Operating profit	4,021	1,002	314	353	1,881	1,577	9,148
Profit before taxation	3,477	1,002	314	354	1,881	1,585	8,613
Profit after taxation	2,951	794	251	274	1,570	1,311	7,151
Profit attributable to shareholders	2,575	794	251	274	1,292	1,311	6,497
Basic earnings per share (pence)	63.2p	19.5p	6.1p	6.7p	31.7p	32.1p	159.3p

Weighted average number of shares (millions)	4,077						4,077

The following adjustments are made in arriving at Core gross profit
Cost of sales	(9,048)	947		163	40	28	(7,870)

The following adjustments are made in arriving at Core operating profit
Selling, general and administration	(11,015)			160	2	1,879	(8,974)
Research and development	(6,401)	55	314	9			(6,023)
Other operating income/(expense)	(891)			21	1,839	(330)	639

The following adjustments are made in arriving at Core profit before tax
Net finance costs	(547)			1		14	(532)
Share of after tax profit/(loss) of associates and joint ventures	(3)						(3)
Profit/(loss) on disposal of interest in associates	6					(6)	–

The following adjustments are made in arriving at Core profit after tax
Taxation	(526)	(208)	(63)	(80)	(311)	(274)	(1,462)

The following adjustments are made in arriving at Core profit attributable to shareholders
Profit attributable to non-controlling interests	376				278		654

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Group financial review continued Adjusting items continued

Core results reconciliation 31 December 2023	Total results £m	Intangible asset amortisation £m	Intangible asset impairment £m	Major restructuring £m	Transaction- related £m	Significant legal, Divestments and other items £m	Core results £m
Gross profit	21,763	647		164	13	25	22,612
Operating profit	6,745	719	398	382	572	(30)	8,786
Profit before taxation	6,064	719	398	383	572	(24)	8,112
Profit after taxation	5,308	565	304	300	472	(94)	6,855
Profit attributable to shareholders	4,928	565	304	300	280	(94)	6,283
Basic earnings per share (pence)	121.6p	13.9p	7.5p	7.4p	6.9p	(2.2p)	155.1p

Weighted average number of shares (millions)	4,052						4,052

The following adjustments are made in arriving at Core gross profit
Cost of sales	(8,565)	647		164	13	25	(7,716)

The following adjustments are made in arriving at Core operating profit
Selling, general and administration	(9,385)			216	13	127	(9,029)
Research and development	(6,223)	72	398	2		1	(5,750)
Other operating income/(expense)	590				546	(183)	953

The following adjustments are made in arriving at Core profit before tax
Net finance costs	(677)			1		7	(669)
Share of after tax profit/(loss) of associates and joint ventures	(5)						(5)
Profit/(loss) on disposal of interest in associates	1					(1)	–

The following adjustments are made in arriving at Core profit after tax
Taxation	(707)	(150)	(64)	(87)	(242)	112	(1,138)

The following adjustments are made in arriving at Core profit attributable to shareholders
Profit attributable to non-controlling interests	380				192		572

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Group financial review continued Adjusting items continued
Intangible asset amortisation
See page 195 for description and information on Intangible
asset amortisation.
Intangible asset impairment
See page 195 for description and information on Intangible
asset impairment. Total intangible asset impairments in 2025 included a charge of £471 million related to the termination of the belrestotug development programme (anti-TIGIT mAb) in
Q2 2025.
Major restructuring and integration
See page 186 for description and information on Major
restructuring and integration charges.
Total Major restructuring charges incurred in 2025 were £109 million (2024: £353 million), analysed as follows:

			2025			2024
	Cash £m	Non- cash £m	Total £m	Cash £m	Non- cash £m	Total £m
Separation restructuring programme	48	14	62	200	36	236
Significant acquisitions	26	–	26	59	1	60
Legacy programmes	13	8	21	48	9	57
	87	22	109	307	46	353
The Separation restructuring programme incurred cash
charges of £48 million primarily from the restructuring of some commercial and administrative functions. The non-cash
charges of £14 million primarily reflected the write-down of assets in manufacturing locations.
The programme focussed on the separation of GSK into two
separate companies and is now largely complete. The
programme has delivered its target of £1.1 billion of annual savings, with total costs still expected at £2.4 billion, with cash charges of £1.7 billion and non-cash charges of £0.7 billion.
Costs of significant acquisitions relate to integration costs of
Affinivax Inc. (Affinivax) which was acquired in Q3 2022,
BELLUS Health Inc. (Bellus) acquired in Q2 2023, Aiolos Bio,
Inc. (Aiolos) acquired in Q1 2024, IDRx acquired in Q1 2025
and BP Asset IX acquired to access efimosfermin in Q3 2025.
Cash charges of £13 million under legacy programmes
primarily arose from the divestment of the cephalosporins
business.
Transaction-related adjustments
Transaction-related adjustments resulted in a net charge of
£507 million (2024: £1,881 million), the majority of which
related to charges/(credits) for the remeasurement of
contingent consideration liabilities, the liabilities for the Pfizer put option, and Pfizer and Shionogi preferential dividends in
ViiV Healthcare.

Charge/(credit)	2025 £m	2024 £m
Contingent consideration on former Shionogi-ViiV Healthcare Joint Venture (including Shionogi preferential dividends)	649	1,533
ViiV Healthcare put options and Pfizer preferential dividends	(93)	67
Contingent consideration on former Novartis Vaccines business	171	206
Contingent consideration on acquisition of Affinivax	(254)	(22)
Other contingent consideration	15	34
Other adjustments	19	63
Total transaction-related charges	507	1,881
The £649 million charge relating to the contingent
consideration for the former Shionogi-ViiV Healthcare joint
venture represented an increase in the valuation of the
contingent consideration due to Shionogi, driven by the
unwind of the discount for £404 million and net other
remeasurements of £245 million. The £93 million credit relating to the ViiV Healthcare put option and Pfizer preferential
dividends represented a decrease in the valuation of the put option primarily as a result of updated exchange rates and
sales forecasts. The ViiV Healthcare contingent consideration liability is fair valued under IFRS. An explanation of the
accounting for the non-controlling interests in ViiV Healthcare is set out on page 75.
The £171 million charge relating to the contingent
consideration on the former Novartis Vaccines business
primarily related to changes to future sales forecasts, updated exchange rates and the unwind of the discount.
The £254 million credit relating to the contingent consideration on the acquisition of Affinivax primarily related to updated milestone forecasts, partly offset by the unwind of the discount.
Significant legal charges, Divestments and
other items
Legal charges provide for all significant legal matters and are not broken out separately by litigation or investigation.
Divestments and other items included £367 million ($500
million) of settlements from CureVac in connection with the
mRNA patent settlement, as well as other net income,
including income from divestments and fair value movements
on, and distributions from, equity investments.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Group financial review continued

Cash generation and conversion
A summary of the consolidated cash flow statement is set out below.

	2025 £m	2024 £m
Net cash inflow/(outflow) from operating activities	7,741	6,554
Total net cash inflow/(outflow) from investing activities	(4,233)	(1,229)
Total net cash inflow/(outflow) from financing activities	(3,685)	(4,726)
Increase /(decrease) in cash and bank overdrafts	(177)	599

Cash and bank overdrafts at beginning of year	3,403	2,858
Exchange adjustments	(19)	(54)
Increase/(decrease) in cash and bank overdrafts	(177)	599
Cash and bank overdrafts at end of year	3,207	3,403

Cash and bank overdrafts at end of year comprise:
Cash and cash equivalents	3,397	3,870
Overdrafts	(190)	(467)
	3,207	3,403
Reconciliation of net cash inflow from
operating activities to free cash inflow
A reconciliation of net cash inflow from operating activities, which is the closest equivalent IFRS measure to free cash flow, is shown below.

	2025 £m	2024 £m
Net cash inflow/(outflow) from operating activities	7,741	6,554
Purchase of property, plant and equipment	(1,348)	(1,399)
Proceeds from sale of property, plant and equipment	24	65
Purchase of intangible assets	(1,637)	(1,583)
Proceeds from disposal of intangible assets	115	131
Net finance costs	(525)	(494)
Dividends from associates and joint ventures	67	15
Contingent consideration paid (reported in investing activities)	(17)	(19)
Distributions to non-controlling interests	(391)	(416)
Contribution from non-controlling interests	–	9
Free cash inflow	4,029	2,863
Net cash generated from operating activities was £7,741
million (2024: £6,554 million). The increase reflected higher core operating profit, favourable timing and movements on
returns and rebates, including the impact of the removal of the
AMP cap in H1 2024, and the cash settlements from CureVac
as well as lower inventory build. The increase was partly offset by an adverse movement in receivables driven by higher
Arexvy and Shingrix collections in Q1 2024, as well as higher
Zantac settlement payments of £1,195 million (2024: £672
million).
Capital expenditure and financial investment
Cash payments for tangible fixed assets amounted to £1,348
million (2024: £1,399 million) and intangible fixed assets
amounted to £1,637 million (2024: £1,583 million) and
disposals realised £139 million (2024: £196 million). Cash
payments to acquire equity investments amounted to £92
million (2024: £103 million) and sales of equity investments realised £189 million (2024: £2,356 million).
Free cash flow
Free cash flow is the amount of cash generated by the Group
after meeting our obligations for contingent consideration,
interest, tax and dividends paid to non-controlling interests, and after capital expenditure on property, plant and equipment and intangible assets.

	2025 £m	2024 £m
Free cash inflow	4,029	2,863
Total contingent consideration cash payments in 2025 were
£1,347 million (2024: £1,254 million). £1,330 million (2024:
£1,235 million) of these were recognised in cash flows from
operating activities, including cash payments made to
Shionogi & Co. Ltd (Shionogi) of £1,277 million (2024: £1,190 million). These payments are deductible for tax purposes.
Future cash flow
Over the long term, we expect that future cash generated from operations will be sufficient to fund our operating and debt servicing costs, normal levels of capital expenditure,
obligations under existing licensing agreements, expenditure arising from restructuring programmes and other routine
outflows including tax, pension contributions and dividends, subject to the ‘Risk Factors’ discussed on pages 260 to 268.
We may from time to time have additional demands for
finance, such as for acquisitions and share repurchases. We
have access to multiple sources of liquidity from short and
long-term capital markets and financial institutions for such needs, in addition to the cash flow from operations.
Working capital
Working capital represents inventory and trade receivables
less trade payables.
The Group, has in its opinion, sufficient working capital to meet its present requirements.
Please refer to "Group financial review” in the GSK Annual
Report on Form 20-F for the year ended 31 December 2024 for
a discussion of 2024 financial results compared to 2023.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Group financial review continued

Financial position and resources

	2025 £m	2024 £m
Assets
Non-current assets
Property, plant and equipment	9,322	9,227
Right of use assets	726	846
Goodwill	7,018	6,982
Other intangible assets	16,748	15,515
Investments in associates and joint ventures	89	96
Other investments	1,037	1,100
Deferred tax assets	6,520	6,757
Derivative instruments	–	1
Other non-current assets	2,148	1,942
Total non-current assets	43,608	42,466
Current assets
Inventories	5,924	5,669
Current tax recoverable	288	489
Trade and other receivables	7,471	6,836
Derivative financial instruments	121	109
Liquid investments	9	21
Cash and cash equivalents	3,397	3,870
Assets held for sale	300	3
Total current assets	17,510	16,997
Total assets	61,118	59,463
Liabilities
Current liabilities
Short-term borrowings	(3,012)	(2,349)
Contingent consideration liabilities	(1,348)	(1,172)
Trade and other payables	(15,381)	(15,335)
Derivative financial instruments	(75)	(192)
Current tax payable	(498)	(703)
Short-term provisions	(938)	(1,946)
Liabilities relating to assets held for sale	(139)	–
Total current liabilities	(21,391)	(21,697)
Non-current liabilities
Long-term borrowings	(14,708)	(14,637)
Deferred tax liabilities	(291)	(382)
Pensions and other post-employment benefits	(1,687)	(1,864)
Derivative financial instruments	(67)	–
Other provisions	(610)	(589)
Contingent consideration liabilities	(5,385)	(6,108)
Other non-current liabilities	(1,023)	(1,100)
Total non-current liabilities	(23,771)	(24,680)
Total liabilities	(45,162)	(46,377)
Net assets	15,956	13,086
Total equity	15,956	13,086
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
The total cost of our property, plant and equipment at
31 December 2025 was £20,214 million, with a net book value
of £9,322 million. Of this, land and buildings represented
£2,543 million, plant, equipment and vehicles £4,271 million and assets in construction £2,508 million. In 2025, we invested
£1,373 million in new property, plant and equipment. This was mainly related to a large number of projects for the renewal, improvement and expansion of facilities at various worldwide sites to support new product development and launches as
well as to improve the efficiency of existing supply chains.
Property is mainly held freehold. New investment is financed from our liquid resources. At 31 December 2025, we had
contractual commitments for future capital expenditure of £764 million. We believe that our property and plant facilities are adequate for our current requirements.
Right of use assets
Right of use assets amounted to £726 million at 31 December
2025 compared with £846 million at 31 December 2024. The
decrease in the year primarily reflected depreciation of
£206 million, and disposals and impairments amounting to £62 million, partially offset by additions of £181 million.
Goodwill
Goodwill increased to £7,018 million at 31 December 2025,
from £6,982 million primarily as a result of £342 million from acquisitions, partially offset by £276 million of exchange rate losses and a £30 million transfer to assets held for sale.
Other intangible assets
Other intangible assets include the cost of intangibles
acquired from third parties and computer software. The net
book value of other intangible assets as at 31 December 2025 was £16,748 million (2024: £15,515 million).
Investments in associates and joint ventures
We held investments in associates and joint ventures with a
carrying value at 31 December 2025 of £89 million (2024:
£96 million). See Note 21, 'Investments in associates and joint ventures' to the financial statements, for more details.
Other investments
At 31 December 2025 we held other investments with a
carrying value of £1,037 million (2024: £1,100 million). The most significant investments held at 31 December 2025 were
in WAVE Life Sciences Ltd, Crispr Therapeutics AG and SR
One Capital Fund I-B, LP. These investments had a fair value at 31 December 2025 of £231 million (2024: £165 million),
£126 million (2024: £101 million) and £120 million (2024: £135 million) respectively. The other investments included equity stakes in companies with which we have research
collaborations, and which provide access to biotechnology
developments of potential interest and interests in companies that arise from business divestments.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Group financial review continued Financial position and resources continued
Derivative financial instruments: assets
We held current derivative financial assets at fair value of £121 million (2024: £109 million). The majority of these financial instruments related to foreign exchange contracts both
designated and not designated as accounting hedges.
Inventories
Inventories amounted to £5,924 million (2024: £5,669 million)
at 31 December 2025.
Trade and other receivables
Trade and other receivables amounted to £7,471 million (2024:
£6,836 million) at 31 December 2025. The increase is mainly
driven by higher sales of Specialty Medicines and respiratory medicines, as well as settlement income.
Deferred tax assets
Deferred tax assets amounted to £6,520 million (2024: £6,757 million) at 31 December 2025.
Assets held for sale
Assets held for sale amounted to £300 million (2024: £3
million) which primarily included the manufacturing facility located in Rockville, Maryland. Liabilities relating to assets held for sale, including lease liabilities for the Rockville site, amounted to £139 million (2024: £nil). On 22 December 2025,
GSK entered into a definitive agreement with Samsung
Biologics for the sale of 100% of its equity investment in
Human Genome Sciences, principally including the Rockville
site, with closing anticipated towards the end of Q1 2026.
Derivative financial instruments: liabilities
We held current derivative financial liabilities at fair value of
£75 million (2024: £192 million). This is primarily related to foreign exchange contracts both designated and not
designated as accounting hedges.
Trade and other payables
At 31 December 2025, trade and other payables were £15,381
million compared with £15,335 million at 31 December 2024.
See Note 28, 'Trade and other payables' to the financial
statements.
Provisions
We carried deferred tax provisions and other short-term and
non-current provisions of £1,839 million at 31 December 2025
(2024: £2,917 million). Other provisions included £210 million
(2024: £1,446 million) related to legal and other disputes, and
£185 million (2024: £273 million) related to Major restructuring programmes. During the year, legal and other disputes
provisions of £1,313 million were utilised, primarily reflecting
Zantac settlement payments of £1,195 million. Provision has
been made for legal and other disputes, indemnified disposal liabilities, employee-related liabilities and the costs of the restructuring programme to the extent that at the balance
sheet date a legal or constructive obligation existed and could be reliably estimated.
Pensions and other post-employment
benefits
We account for pension and other post-employment
arrangements in accordance with IAS 19. The net surplus was
£229 million (2024: £103 million deficit) on pension
arrangements, and there were net deficits on unfunded post-
employment liabilities of £801 million (2024: £863 million). See
Note 30, 'Pensions and other post-employment benefits' to the financial statements.
Other non-current liabilities
Other non-current liabilities amounted to £1,023 million at
31 December 2025 (2024: £1,100 million).
Contingent consideration liabilities
Contingent consideration amounted to £6,733 million at
31 December 2025 (2024: £7,280 million), of which £5,433
million (2024: £6,061 million) represented the estimated
present value of amounts payable to Shionogi relating to ViiV
Healthcare, £219 million (2024: £502 million) represented the estimated present value of contingent consideration payable
to the former shareholders of Affinivax and £651 million (2024:
£575 million) represented the estimated present value of
contingent consideration payable to Novartis related to the
Vaccines acquisition.
The liability due to Shionogi was £266 million in respect of preferential dividends. An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page
75.
Of the total contingent consideration payable (on a post-tax basis) at 31 December 2025, £1,194 million (2024: £1,127
million) is expected to be paid within one year to Shionogi. The consideration payable is expected to be paid over a number
of years. As a result, the total estimated liabilities are
discounted to their present values, on a post-tax basis using post-tax discount rates.
The Shionogi-ViiV Healthcare contingent consideration liability is discounted at 8%, the Affinivax contingent consideration
liability is discounted at 9%, the Novartis Vaccines contingent consideration liability is discounted partly at 8.0% and partly at
9% and, the The BP Asset IX contingent consideration liability is discounted at 9%.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Group financial review continued Financial position and resources continued
Maturity profile of bond debt
£m equivalent
¥
£
$
£
€
£
$
€
€
€
€
$
$
£
€
€
$
£
$
€
£
$
$
£

$ US bonds	€ EUR bonds	£ GBP bonds	¥ JPY bonds
Net debt

	2025 £m	2024 £m
Liquid investments	9	21
Cash and cash equivalents	3,397	3,870
Short-term borrowings	(3,012)	(2,349)
Long-term borrowings	(14,708)	(14,637)
Liabilities relating to assets held for sale	(139)	–
Net debt the end of the year	(14,453)	(13,095)
At 31 December 2025, net debt was £14.5 billion, compared
with £13.1 billion at 31 December 2024, comprising gross
debt of £17.9 billion and cash and liquid investments of £3.4 billion. Net debt increased by £1.4 billion primarily due to the net acquisition costs of IDRx, Inc. (IDRx), BP Asset IX, Inc. (BP
Asset IX) to access efimosfermin, and Cellphenomics GmbH
totalling £1.7 billion, dividends paid to shareholders of £2.6 billion and shares purchased as part of the share buyback
programme of £1.4 billion. This was partly offset by free cash inflow £4.0 billion and exchange gain on net debt of £0.2
billion.
At 31 December 2025, GSK had short-term borrowings
(including overdrafts and lease liabilities) repayable within
12 months of £3.0 billion and long-term borrowings of £1.5
billion repayable in the subsequent year.
At 31 December 2025, GSK’s cash and liquid investments
were held as follows:

	2025 £m	2024 £m
Bank balances and deposits	1,604	2,590
US Treasury and Treasury repo only money market funds	431	300
Liquidity funds	1,362	980
Cash and cash equivalents	3,397	3,870
Liquid investments – government securities	9	21
	3,406	3,891
Cash and liquid investments of £2.6 billion (2024:£3.1 billion)
were held centrally at 31 December 2025.
The analysis of cash and gross debt after the effects of
hedging is as follows:

	2025 £m	2024 £m
Liquid investments	9	21
Cash and cash equivalents	3,397	3,870
Gross debt – fixed	(16,317)	(16,060)
– floating	(1,542)	(924)
– non-interest bearing	–	(2)
Net debt	(14,453)	(13,095)

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Group financial review continued Financial position and resources continued
Movements in net debt

	2025 £m	2024 £m
Total net debt at beginning of year	(13,095)	(15,040)
Increase/(decrease) in cash and bank overdrafts	(177)	599
Increase/(decrease) in liquid investments	(11)	(21)
Repayment of long-term loans	1,400	1,615
Issue of long-term notes	(1,979)	(1,075)
Net decrease/(increase) in short-term loans	(1,085)	811
Increase in other short-term loans	(130)	(266)
Repayment of other short-term loans	288	81
Repayment of lease liabilities	241	226
Net debt of subsidiary undertakings required	(1)	–
Exchange adjustments	241	117
Other non-cash movements	(145)	(142)
Decrease/(increase) in net debt	(1,358)	1,945
Total net debt at end of year	(14,453)	(13,095)
Total equity
At 31 December 2025, total equity had increased from
£13,086 million at 31 December 2024 to £15,956 million.
A summary of the movements in equity is set out below:

	2025 £m	2024 £m
Total equity at beginning of year	13,086	12,795
Total comprehensive income for the year	6,782	2,778
Distributions to non-controlling interests	(391)	(416)
Dividends to shareholders	(2,564)	(2,444)
Deconsolidation of former subsidiaries	–	(2)
Shares issued	15	20
Purchase of treasury shares	(1,377)	–
Changes in non-controlling interests	–	4
Hedging gain/(loss) transferred to non-financial assets	–	(6)
Share-based incentive plans	374	344
Tax on share-based incentive plans	31	4
Contributions from non-controlling interests	–	9
Total equity at end of year	15,956	13,086
Share purchases
On 5 February 2025, GSK announced a £2 billion share
buyback programme to be implemented over an 18 month
period. The programme commenced on 24 February 2025 and
is expected to complete by mid-2026. As at 31 December
2025, 93 million shares at an average price of £14.73 per
share have been repurchased under the programme, at a cost
of £1,377 million, including transaction costs of £8 million.
Shares repurchased under the programme are held as
Treasury shares.
At 31 December 2025, GSK held a total of 240 million Treasury shares (2024: 169.2 million shares) at a cost of £3,948 million
(2024: £2,958 million), of which 147 million shares at a cost of
£2,571 million were repurchased as part of previous share
buyback programmes, which has been deducted from
retained earnings.
In 2025, 22 million Treasury shares were transferred to the
Employee Share Ownership Plan (ESOP) Trusts. Shares are
held by the Trusts to satisfy future exercises of options and awards under the Group share option and award schemes.
A proportion of the shares held by the Trusts are in respect of awards where the rules of the scheme require GSK to satisfy
exercises through market purchases rather than the issue of
new shares. The shares held by the Trusts are matched to
options and awards granted.
At 31 December 2025, the ESOP Trusts held 62.8 million
(2024: 64.3 million) GSK shares against the future exercise
of share options and share awards and for the Executive
Supplemental Savings plan. The carrying value of
£282 million (2024: £397 million) has been deducted from
other reserves. The market value of these shares was £1,147
million (2024: £866 million).
Contractual obligations and commitments
Financial commitments are summarised in Note 35,
'Commitments' and Note 43, ‘Financial instruments and related disclosures’ to the financial statements. The amounts below
represent the anticipated undiscounted contractual cash flows for the Group’s key financial commitments.
At 31 December 2025, the Group anticipates gross contractual cash flows of £17 billion for borrowings (excluding interest) of which £3 billion is payable within one year and £14 billion is payable after one year. Total undiscounted interest payable on these loans amounts to £5 billion of which £0.6 billion is
payable within one year and £4.4 billion is payable after more than one year. Commitments in respect of loans and future
interest payable on loans are disclosed before taking into
account the effect of derivatives. Refer to Note 43. ‘Financial instruments and related disclosures’ on page 227 for more
details.
At 31 December 2025, the Group has intangible assets capital commitments of £17 billion. Of these, £1 billion would fall due within one year and £16 billion would fall due after more than one year. These commitments include milestone payments,
which are dependent on successful clinical development or on meeting specified sales targets, and which represent the
maximum that would be paid if all milestones, however
unlikely, were to be achieved. The amounts are not risk-
adjusted or discounted. Refer to Note 35. ‘Commitments’ on
page 215 for more details.
At 31 December 2025, the Group anticipates gross contractual cash flows of £0.8 billion for lease liabilities (excluding interest)
of which £0.1 billion is payable within one year and £0.7 billion is payable after one year. Total undiscounted interest payable on lease liabilities amounts to £0.2 billion, most of which is payable after more than one year. Refer to Note 43. ‘Financial instruments and related disclosures’ on page 227 for more
details.
At 31 December 2025, the Group had property, plant and
equipment capital commitments of £0.8 billion of which £0.5
billion is payable within one year and £0.3 billion is payable after one year. Refer to Note 35, ‘Commitments’ on page 215
for more details.
At 31 December 2025, the Group had £0.2 billion of
investment commitments of which £0.1 billion is payable within one year and £0.1 billion is payable after one year.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Group financial review continued Financial position and resources continued
Contingent liabilities
Other contingent liabilities are set out in Note 34, 'Contingent liabilities' to the financial statements.
Contingent liabilities, comprising guarantees and other items arising in the normal course of business, potentially due within one year and after one year amount to £3 million and £35
million respectively.
In the normal course of business, we have provided various
indemnification guarantees in respect of business disposals
in which legal and other disputes have subsequently arisen.
A provision is made where an outflow of resources is
considered probable and a reliable estimate can be made of
the likely outcome of the dispute and this is included in Note
31, 'Other provisions' to the financial statements.
We provide for the outcome of tax, legal and other disputes
when an outflow of resources is considered probable and a
reliable estimate of the outflow may be made. At 31 December
2025, other than for those disputes where provision has been made, it was not possible to make a reliable estimate of the potential outflow of funds that might be required to settle
disputes where the possibility of there being an outflow was more than remote.
The ultimate liability for such matters may vary significantly from the amounts provided and is dependent upon
negotiations with the relevant tax authorities and the outcome of litigation proceedings, where relevant. This is discussed further in ‘Risk Factors’ on pages 260 to 268 and Note 46,
'Legal proceedings' to the financial statements.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

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
We are supportive of efforts to ensure companies are
appropriately transparent about how their tax affairs are
managed. To this end, our Tax Strategy (which includes a
summary of our Total Tax Contribution (TTC) and country-by-
country reporting (CBCR) data) is set out in detail within the
Public policies section of our website and we regularly engage in discussions with stakeholders who are keen to understand
our tax profile and our approach to tax.
As a global biopharmaceutical company, we have a
substantial business and employment presence in many
countries around the world and pay a significant amount of tax.
This includes corporate income tax, other business taxes, and tax associated with our employees. We also collect a
significant amount of tax on behalf of governments, such as
income tax from payments to our employees and VAT along
our supply chain. Further information in relation to GSK’s total tax contribution, giving a better reflection of our overall fiscal contribution in a particular country, can be found in our
published Tax Strategy.
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
We do not engage in artificial tax arrangements – those without business or commercial substance. We do not seek to avoid
tax by using ‘tax havens’ or transactions we would not fully disclose to a tax authority. We have a zero-tolerance approach to tax evasion and the facilitation of tax evasion.
Tax risk in all countries in which we operate is managed
through robust internal policies, processes, training and
compliance programmes. Our Board of Directors, supported
by the Audit & Risk Committee (ARC), is responsible for
approving our tax policies and risk management arrangements
as part of our wider risk management and internal control
framework. Our Risk Oversight and Compliance Council
(ROCC) and the Audit and Assurance function help the ARC
oversee tax risks and the strategies used to address them.
We seek to maintain open and constructive relationships with tax authorities worldwide, meeting regularly to discuss our tax affairs and real time business updates wherever possible to
support their work and help manage tax risk in accordance
with our framework.
We monitor government debate on tax policy in our key
jurisdictions so that we can understand and share an informed point of view regarding any potential future changes in tax law, in support of a transparent and financially sustainable tax
system. Where relevant, we provide pragmatic and
constructive business input to tax policy makers either directly or through industry trade bodies, to help inform reforms that support economic growth and job creation.
In 2025, the Group corporate tax charge was £1,112 million
(2024: £526 million) on profits before tax of £7,401 million
(2024: £3,477 million) representing an effective tax rate of
15.0% (2024: 15.1%). We made cash tax payments of £1,202
million in the year (2024: £1,307 million). In addition to the taxes we pay on our profits, we pay duties, levies,
transactional and employment taxes.
The Group’s Total tax rate for 2025 of 15.0% (2024: 15.1%)
was lower than the Core tax rate reflecting the different tax effects of various Adjusting items, including non-taxable
revaluations of contingent consideration liabilities associated with recent acquisitions.
Our Core tax rate for 2025 was 17.1% (2024: 17.0%). The rate continues to benefit from innovation incentives available in key territories in which we operate, such as the UK and Belgium
Patent Box regimes, albeit at a reduced level following
introduction of global minimum corporate tax rate provisions, in line with the OECD’s Pillar Two model rules.
Further details about our corporate tax charges for the year are set out in Note 14, 'Taxation' to the financial statements.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Group financial review continued

Treasury policies
The role of Treasury is to monitor and manage the Group’s
external and internal funding requirements and financial risks in support of our strategic objectives. GSK operates on a
global basis, primarily through subsidiary companies, and we manage our capital to ensure that our subsidiaries are able to operate as going concerns and to optimise returns to
shareholders through an appropriate balance of debt and
equity. Treasury activities are governed by policies approved annually by the Board of Directors, and most recently on 8
October 2025. A Treasury Management Group (TMG) meeting,
chaired by our Chief Financial Officer, takes place on a regular basis to review Treasury activities. Its members receive
management information relating to these activities.
Treasury operations
The objective of GSK’s Treasury activities is to minimise the post-tax net cost of financial operations and reduce its volatility in order to benefit earnings and cash flows. GSK uses a variety of financial instruments to finance its operations and derivative financial instruments to manage market risks from these
operations. Derivatives principally comprise foreign exchange forward contracts and swaps which are used to swap
borrowings and liquid assets into currencies required for
Group purposes, as well as interest rate swaps and cross
currency swaps which are used to manage exposure to
financial risks from changes in interest rates.
Derivatives are used exclusively for hedging purposes in
relation to underlying business activities and not as trading or speculative instruments.
Capital management
GSK’s financial strategy, implemented through the Group’s
financial architecture, supports GSK’s strategic priorities and is regularly reviewed by the Board. We manage the capital
structure of the Group through an appropriate mix of debt and equity. We continue to manage our financial policies to a credit profile that particularly targets ratings of at least A2/A
(Moody's/S&P), through the cycle.
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
Counterparty risk management
We set global counterparty limits for each of our banking and investment counterparties based on long-term credit ratings
from Moody’s and S&P. Usage of these limits is actively
monitored and any breach of these limits would be reported to the Chief Financial Officer immediately. Credit Support
Annexes (CSAs) can be utilised to reduce credit risk on
selected trades, taking into consideration impact on current and future liquidity.
In addition, relationship banks and their credit ratings are reviewed regularly so that, when changes in ratings occur,
changes can be made to investment levels or to authority limits as appropriate. All banking counterparty limits are reviewed at least annually.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Group financial review continued

Capital allocation & other items
Capital allocation framework to support investment and returns
Our priority is to invest for growth, coupled with attractive shareholder returns:
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
Consistent with this, and reflecting strong business
performance during the year, GSK declared an increased
dividend of 66p per share for the full year 2025. The expected dividend for 2026 is 70p
We remain committed to maintaining a balance sheet with
a strong investment grade credit rating. In the event of surplus cash, the excess would be considered for further returns
to shareholders.

Agreement with US Government
On 19 December 2025 GSK entered into an agreement
with the US Administration to lower the cost of prescription medicines for American patients. The agreement entered into
covers both GSK and ViiV Healthcare and, assuming expected
implementation, excludes both companies from s232 tariffs for
3 years. Detailed terms of the agreement remain confidential.

GSK 2025 Annual Report on Form 20-F

Corporate
governance

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

The Board

Sir Jonathan Symonds, CBE Non-Executive Chair Age: 67 Nationality: British Appointed: 1 September 2019
Skills and experience
Jon has extensive international financial, life sciences and governance experience.
Jon served as a Non-Executive Director of Genomics England from October 2013 to October
2025. From April 2014 until February 2020, he was an Independent Non-Executive Director of
HSBC Holdings plc where he also served as Chairman of the Group Audit Committee and as
Deputy Group Chairman from August 2018. Jon was previously Chairman of HSBC Bank plc,
Chief Financial Officer of Novartis AG, Partner and Managing Director of Goldman Sachs,
Chief Financial Officer of AstraZeneca plc, and a Partner at KPMG. He was also a Senior
Advisor to Chatham House.
Jon is a Fellow of the Institute of Chartered Accountants in England and Wales, an Honorary
Fellow of the Oxford School of Pharmacology, and an Honorary Fellow of the Academy of
Medical Sciences.
External appointments
Non-Executive Chair, Energy Aspects; Member, European Round Table for Industry; Member,
Investor & Issuer Forum (I&IF) Steering Committee.

Luke Miels Chief Executive Officer Age: 51 Nationality: Australian Appointed: 1 January 2026
Skills and experience
Luke became CEO and joined the Board on 1 January 2026, following his appointment as CEO designate in September 2025.
Luke joined GSK in 2017 as Chief Commercial Officer, responsible for our commercial portfolio of medicines and vaccines. He previously worked for AstraZeneca as Executive Vice President of their European business and, prior to that, was Executive Vice President of Global Product and Portfolio Strategy, Global Medical Affairs and Corporate Affairs. Before that, he was head of Asia for Roche, based in Shanghai and then Singapore. Prior to that he held roles of increasing seniority at Roche and Sanofi-Aventis in the US, Europe and Asia.
Luke holds a Bachelor of Science degree in Biology from Flinders University in Adelaide and an MBA from the Macquarie University, Sydney.

Julie Brown Chief Financial Officer Age: 64 Nationality: British Appointed: 1 May 2023
Skills and experience
Julie has an extensive financial and life sciences background, having been the Group CFO of
Smith & Nephew from 2013 to 2017 and serving as a Non-Executive Director and Audit Chair of
Roche Holding AG from 2016 to 2022. Before this, Julie was Interim Group CFO of AstraZeneca plc, having worked in a wide range of commercial, strategic and financial positions across three continents over a 25-year period. Julie was also Chief Operating Officer and CFO and
Executive Director of Burberry Group plc from 2017 to 2023, where her responsibilities included
Finance, Transformation, Technology and oversight of cyber security, Investor Relations and
Sustainability.
Julie is a Fellow of the Institute of Chartered Accountants and the Institute of Tax.
External appointments
Member, CFO Leadership Network, Accounting for Sustainability (part of the King Charles III
Charitable Fund Group of Charities) having previously served as Co-Chair; Patron, Oxford
University Women in Business; Non-Executive Director and Chair of the Audit Committee,
Diageo plc; Member, Business Advisory Board to the Mayor of London.

Elizabeth (Liz) McKee Anderson Independent Non-Executive Director Age: 68 Nationality: American Appointed: 1 September 2022
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
External appointments
Board Member and Chair of the Compensation Committee, BioMarin Pharmaceutical, Inc;
Board Member and Chair of the Compensation Committee, Revolution Medicines, Inc; Board
Member and Chair of the Nominations & Governance Committee, Insmed, Inc; Trustee and
Chair of the Business Development Committee, The Wistar Institute; Director and Chair of the
Compensation Committee, Aro Biotherapeutics Company, a private company.

N
A
R

Key	Committee Chair	Corporate Responsibility	Science	Nominations & Corporate Governance	Audit & Risk	Remuneration
R
C
S
N
A

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

The Board continued

Charles Bancroft Senior Independent Non-Executive Director Age: 66 Nationality: American Appointed: 1 May 2020 Senior Independent Non-Executive Director from 18 July 2022
Skills and experience
Charlie has a wealth of financial and management experience in global biopharma.
Charlie retired from a successful career at Bristol Myers Squibb (BMS) in March 2020 where he held a number of leadership roles in commercial, strategy and finance. Beginning his career at
BMS in 1984, he held positions of increasing responsibility within the finance organisation and had commercial operational responsibility for Latin America, Middle East, Africa, Canada,
Japan and several Pacific Rim countries. He was appointed Chief Financial Officer in 2010,
Chief Financial Officer and Executive Vice President, Global Business Operations in 2016 and
Executive Vice President and Head of Integration and Strategy & Business Development in
2019. As Chief Financial Officer, Charlie had line management responsibility for Information
Technology, including cyber security. Charlie successfully steered BMS through a period of strategic transformation, including its $74 billion acquisition of Celgene. Charlie also served as a member of the Board of Colgate-Palmolive Company from 2017 until 2020 and as an advisor at Patent Protection Research from 2024 until 2025.
External appointments
Board Member, Kodiak Sciences Inc; Board Member, BioVector Inc; Advisory Board Member,
Drexel University’s LeBow College of Business.
The Board determined that Charlie has recent and relevant financial experience and agreed that he has the appropriate qualifications and background to be an audit committee financial expert.

Dr Hal Barron
Non-Executive Director
Age: 63
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
External appointments
CEO and Board Co-Chair, Altos Labs Inc; Associate Adjunct Professor, Epidemiology &
Biostatistics, University of California, San Francisco.

Dr Anne Beal Independent Non-Executive Director Age: 63 Nationality: American Appointed: 6 May 2021
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
C
S
N
A
R

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

The Board continued

Wendy Becker Independent Non-Executive Director Age: 60 Nationality: American Appointed: 1 October 2023
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
Wendy has held several Non-Executive Director roles, among others, as Chair of Logitech
International S.A., Chair of the Remuneration Committees of Great Portland Estates plc and
Ocado Group plc, a member of the Remuneration and Audit Committees of Whitbread plc and
Senior Independent Director and Chair of the Remuneration Committee of Oxford Nanopore
Technologies plc.
Through her current and prior roles in technology companies, Wendy adds to the Board’s experience in cyber security.
External appointments
Chair of the Board and Chair of the Nominating Committee, Sony Group Corporation; Member
of the governing bodies of the University of Oxford; Trustee, University of Oxford.

Dr Harry (Hal) C Dietz Independent Non-Executive Director and Scientific & Medical Expert Age: 67 Nationality: American Appointed: 1 January 2022
Skills and experience
Hal brings extensive experience in the field of human genetics which is central to GSK’s approach to R&D. He is a former President of the American Society of Human Genetics and is
recognised as the world’s leading authority on the genetic disorder known as Marfan
Syndrome. He also brings experience in developing novel therapies, particularly in relation to disease-modifying treatments for fibrotic and neurodegenerative diseases. In total, Hal has authored 282 original publications in peer-reviewed journals during his career.
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

R
A
N
C
S

Key	Committee Chair	Corporate Responsibility	Science	Nominations & Corporate Governance	Audit & Risk	Remuneration
C
S
N
A
R

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

The Board continued

Dr Jeannie Lee Independent Non-Executive Director and Scientific & Medical Expert Age: 61 Nationality: American Appointed: 4 March 2024
Skills and experience
Jeannie is a pioneer in the field of RNA Biology and its application to drug development and therapeutics. In addition to senior leadership positions held at both Harvard Medical School and the Massachusetts General Hospital, Jeannie co-founded Translate Bio and Fulcrum
Therapeutics, two biotech companies specialising in RNA and epigenetic therapies.
Jeannie is a Member of the National Academy of Sciences and the National Academy of
Medicine. She is a Harrington Rare Disease Scholar of the Harrington Discovery Institute, a
recipient of the Lurie Prize from the Foundation for the National Institutes of Health, an awardee of the Centennial Prize from the Genetics Society of America, the 2010 Molecular Biology Prize
and the 2020 Cozzarelli Prize from the National Academy of Sciences, and a Fellow of the
American Association for the Advancement of Science. She has also served on the Board of the
Genetics Society of America.
External appointments
Endowed Chair of Molecular Biology, Vice Chair of Genetics and Professor of Genetics (&
Pathology), Harvard Medical School; Chair of Molecular Biology, Massachusetts General
Hospital; Co-Founder and Consultant, Fulcrum Therapeutics; Scientific Advisory Board
member, Skyhawk Therapeutics, Inc.

Dr Gavin Screaton Independent Non-Executive Director and Scientific & Medical Expert Age: 63 Nationality: British Appointed: 1 May 2025
Skills and experience
Gavin was appointed as Independent Non-Executive Director and designated a Scientific &
Medical Expert on 1 May 2025.
Gavin brings deep expertise in immunology and infectious diseases, together with considerable experience in public health, bringing valuable perspective to the Board. Gavin is currently head of the world-leading Medical Sciences Division at the University of Oxford and an expert in the field of immunology and infectious diseases, two areas of science critical to GSK. Gavin is
Scientific Advisor and co-founder of RQ Biotechnology Limited, a biotech company focused on the development of preventative medicines to provide immunity and protection against viral infectious diseases.
Prior to his current roles, Gavin was Chair of Medicine at Hammersmith Hospital, Imperial
College, and became Dean of the Faculty of Medicine. His research, which has been supported by a series of Fellowships awarded by the MRC and Wellcome Trust, has covered a variety of topics from control of RNA processing and apoptosis to immunology. He is a former Senior
Investigator at the National Institute for Health Research. Gavin is a Fellow of the Academy of
Medical Sciences and the Royal College of Physicians.
External appointments
Head of Medical Sciences Division, University of Oxford; Non-Executive Director, Oxford
University Hospitals NHS Foundation Trust; Trustee, Jenner Vaccine Foundation; Scientific
Advisor and Co-Founder, RQ Biotechnology Limited.

Dr Vishal Sikka Independent Non-Executive Director Age: 58 Nationality: American Appointed: 18 July 2022
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

S
C
S
C
C

Key	Committee Chair	Corporate Responsibility	Science	Nominations & Corporate Governance	Audit & Risk	Remuneration
C
S
N
A
R

Directors departing during 2025
Emma Walmsley	1 January 2017 to 31 December 2025	Retired from the Board on 31 December 2025
Jesse Goodman	1 January 2016 to 7 May 2025	Retired from the Board on 7 May 2025
Independence statement
The Board considers all its Non-Executive Directors who are identified above – except Dr Hal Barron – to be independent after being assessed against Provision 10 of the Financial Reporting Council's UK Corporate Governance Code (the Code). Dr
Barron was formerly an Executive Director and is therefore not identified as independent in accordance with the Code.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Executive Committee
To support delivery of the CEO’s key priorities the CEO has expanded the GLT membership to provide greater strategic product insight and operational focus. The Committee was also renamed the Executive Committee (the ExCom). This change took effect from January 2026. See page 115 for more details on this evolution. The ExCom comprises:

Skills and experience
Luke Miels Chief Executive Officer	Luke joined GSK and the Executive Committee in 2017. See Board biographies on pages 98 to 101.

Julie Brown Chief Financial Officer	Julie joined GSK and the Executive Committee in 2023. See Board biographies on pages 98 to 101.

Lynn Baxter President, Europe
Lynn joined the Executive Committee in 2026. As President, Europe, she is responsible for the commercial performance and strategic direction of GSK’s European markets, overseeing a diverse range of medicines and vaccines across more than 30 countries.
Lynn joined GSK in 2009 where she held senior commercial operational and strategic leadership roles across Europe, Asia Pacific and Emerging Markets, before becoming SVP Head of Global Product Strategy
Vaccines and then appointed SVP Head of North America at ViiV Healthcare.
Before joining GSK, Lynn held commercial roles of increasing seniority at Roche and Merck & Co., Lynn is a member of the ViiV Healthcare Board. Lynn holds a Bachelor’s degree from University of Strathclyde.

Diana Conrad Chief People Officer
Diana was appointed Chief People Officer and member of the Executive Committee in April 2019. She was previously Senior Vice President, HR, Pharmaceuticals R&D from 2016 where she played a key strategic role as leader of the R&D people and culture agenda to support its transformation.
Diana joined GSK Canada’s HR team in 2000 where she held several roles of increasing responsibility before becoming Senior Vice President, HR for Consumer Healthcare in 2009.
Prior to joining GSK, she held HR roles in companies including GE Capital, Gennum Corporation and Zenon
Environmental Laboratories. Diana has an Honours Bachelor of Arts from McMaster University in Canada.

Mike Crichton President, International
Mike joined the Executive Committee in 2026. As President, International he leads commercial growth and operational excellence across all markets outside the US and Europe, including China and Japan.
Previously at GSK, Mike was Regional President, Greater China and Intercontinental, and previously led
GSK’s Specialty Medicines Therapeutic Area. He joined GSK in 2018.
Before joining GSK, Mike held senior roles at Novartis, AstraZeneca and Roche. Mike holds a Bachelor’s degree in Chemistry from Bishop’s University.

James Ford SVP & Group General Counsel, Legal and Compliance
James joined the Executive Committee in 2018, when he was appointed Senior Vice President and Group
General Counsel, later taking responsibility for Compliance, Corporate Security and Investigations in 2021.
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
James is based in London and has practised law and lived in the US, Singapore and Hong Kong. James was co-chair of the US-based Civil Justice Reform Group 2019-2022, and is a director of the European
General Counsel Association and the Association of Corporate Counsel.

Dr Mondher Mahjoubi Chief Patient Officer (CPO)
Mondher joined the Executive Committee in 2026. As Chief Patient Officer he leads the development and execution of GSK’s global medical strategy, ensuring the scientific integrity and clinical value of GSK’s medicines and vaccines worldwide. He oversees medical governance, evidence generation and scientific engagement. He joined GSK in 2024.
Before joining GSK, Mondher was CEO of Innate Pharma, and held senior leadership roles at AstraZeneca,
Genentech, Roche and Sanofi.
Mondher holds an MD from the University of Tunis and completed his medical oncology training at
Institut Gustave Roussy and the University of Paris Sud.

Maya Martinez-Davis President, US
Maya joined the Executive Committee in 2026. She is President, US and leads GSK’s US business, driving sustainable revenue and profit growth across all therapeutic areas. She joined GSK in 2019.
Prior to GSK, Maya was President, Biopharma Latin America and Global Head of Oncology Franchise
at Merck KGaA, and Regional President, Oncology North America at Pfizer.
She is an Independent Director at Perspective Therapeutics. Maya holds a Bachelor’s degree from Saint
Louis University and a Master’s in Commercial Management and Marketing from IE Business School,
Madrid.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Executive Committee continued

Skills and experience
Dr Nina Mojas President, Global Product Strategy (GPS)
Nina joined the Executive Committee in 2026 when she was appointed President, Global Product Strategy, responsible for the global commercial strategy, lifecycle management, and market access for GSK’s portfolio of medicines and vaccines across all therapeutic areas. Nina joined GSK in 2020 as Vice
President, Immuno-Oncology and in 2022 became Senior Vice President, Global Product Strategy
Oncology, where she advanced the oncology portfolio, drove targeted business development, and led the integration of scientific, commercial, and access functions. In 2024, her remit expanded to include Global
Market Access and Strategic Insights, leading a global team to set new standards for value demonstration and market access.
Before joining GSK, Nina held several senior roles at AstraZeneca, including Vice President, Global
Medicine Lead and Vice President, Oncology Search and Evaluation, and served as Investor Relations
Officer at Roche.
Nina holds a PhD in Molecular Biology from the University of Zurich.

Shobie Ramakrishnan Chief Digital and Technology Officer
Shobie joined the Executive Committee in 2021. As Chief Digital and Technology Officer, she is responsible for Technology and Cyber Security at GSK. She joined GSK in 2018 as CDTO for GSK’s Commercial business and has deep and broad experience in both biotech and hi-tech companies.
Prior to GSK, Shobie held senior technology leadership roles in organisations including AstraZeneca,
Salesforce, Genentech and Roche. She is Board Member Emeritus at SustainableIT.org and was formerly a member of the board of directors at Remediant and Deliveroo.
Shobie holds a Bachelor’s degree in Electronics Engineering from Vellore Institute of Technology,
University of Madras, India.

David Redfern President, Corporate Development
David joined the Executive Committee as Chief Strategy Officer in 2008 and is responsible for corporate development and strategic planning. Previously, he was Senior Vice President, Northern Europe with responsibility for GSK’s pharmaceutical businesses in that region and, before that, he was Senior Vice
President for Central and Eastern Europe. He joined GSK in 1994. David was appointed Chairman of the
Board of ViiV Healthcare Limited in 2011 and a Non-Executive Director of the Aspen Pharmacare Holdings
Limited Board in 2015.
He has a Bachelor of Science degree from Bristol University and is a Chartered Accountant.

Regis Simard President, Global Supply Chain
Regis joined the Executive Committee in 2018, when he became President, Pharmaceuticals Supply Chain.
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

Phil Thomson President, Global Affairs
Phil joined the Executive Committee in 2011. He was appointed President, Global Affairs in 2017, and has responsibility for the Group’s strategic approach to stakeholder engagement, reputation and policy development. He joined Glaxo Wellcome as a commercial trainee in 1996.
Phil holds a degree in English, History and Russian Studies from Durham University.

Deborah Waterhouse CEO, ViiV Healthcare and President, GSK Global Health
Deborah was appointed to the Executive Committee in January 2020. She has been Chief Executive Officer of ViiV Healthcare since April 2017 and is also responsible for GSK’s Global Health organisation.
Deborah joined GSK in 1996 and during her time with the company, has held a broad range of senior leadership roles across both specialty and primary care in the US, Europe and Asia Pacific.
Deborah holds a degree in Economic History and English Literature from the University of Liverpool.

Tony Wood Chief Scientific Officer
Tony was appointed Chief Scientific Officer (CSO), Head of R&D and a member of the Executive
Committee on 1 August 2022. He has significantly transformed the development of novel medicines and vaccines in areas of high unmet patient need, including through a deep scientific understanding of the immune system, the application of advanced technologies, and strategic partnering and business development.
He joined GSK from Pfizer in 2017 as Senior Vice President, Medicinal Science and Technology. During his
time at Pfizer, Tony was responsible for the invention of a new antiretroviral medication used to treat HIV infection. He is a Fellow of the Royal Society, Academy of Medical Sciences, an Honorary Fellow of the
Royal Society of Chemistry (RSC), the highest honour given by the RSC, and a Fellow of the Royal Society of Biology.
Tony has a BSc in chemistry and PhD in organic synthesis from the University of Newcastle, and was a postdoctoral fellow at Imperial College, London. He is also currently a visiting professor at IMCM Oxford.

The GLT operated throughout 2025. Emma Walmsley was succeeded as CEO by Luke Miels with effect from the end of 2025. Sally Jackson stepped down from the ExCom on 8 January 2026.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Chair’s governance statement

The primary focus of the Board’s
discussions in 2025 was centred on
delivering our strategy of driving sustained
value for patients, healthcare systems and
the society at large. GSK’s performance
during the year exemplified the progress
we are currently making in this respect
Sir Jonathan Symonds, Chair
Board evolution
The Board is now four years into GSK’s transition as a pure
biopharma company and on almost every measure, GSK is
now a changed company, and so is the Board. In terms of
the Board, each of my colleagues brings unique expertise
and experience relevant to the company’s mission.
We have the right balance of skills, background and
knowledge to equip us to challenge and support GSK’s
leadership team on performance. Our discussions are
centred on delivering our strategy and value creation, while driving sustained value for patients, healthcare systems
and society at large. GSK’s performance during 2025
exemplified the progress we are seeking to make against
our strategy. However, there is still opportunity to be
unlocked.
CEO succession process and Board changes
As 2025 drew to a close, GSK turned the page on a
significant chapter. Having led an extensive transformation
of GSK, Emma Walmsley stepped down as CEO at the end
of December and handed over to Luke Miels, previously
our Chief Commercial Officer.
The Board and the Nominations & Corporate Governance
Committee oversaw a comprehensive, multi‑year CEO
succession process to ensure strong leadership continuity
for the company’s long‑term success. Positioning GSK for
the next phase of growth was front of mind as we
embarked on the selection of GSK’s next CEO.
Succession planning has been progressed on an orderly
basis over several years. This included structured
development of internal candidates, providing expanded
leadership roles, increased Board visibility, and regular
meetings with the Chair. Internal candidates also received
coaching from external leaders with deep public company
board and leadership experience. In the most recent
phase of succession, from July 2025, each internal
candidate participated in an intensive, structured
evaluation in which I dedicated many hours to support
them.
The Board’s evaluation was underpinned with
independent assessments from Korn Ferry, incorporating
its own external benchmarking framework and a
rigorous inclusive review of external candidates.
Korn Ferry’s industry‑wide scan identified few external
candidates who would fit the Board’s brief.
The internal candidates demonstrated strong leadership
credentials, extensive industry and US market experience
and strong alignment with the company’s strategy and
values. They showed a clear understanding of the
imperatives for the next phase for GSK:
–delivering growth
–accelerating R&D delivery
–strong focus on shareholder value
–embedding scientific and technological leadership
across the business.
–maintaining sector-leadership as a responsible business
The Board unanimously agreed that Luke demonstrated
strong capabilities against the key criteria and was best
positioned to lead the company with a deep understanding
of the levers available within GSK to drive delivery and
generate new options for growth. Details of how Luke has
reshaped his leadership team to support his work are given
in my Nominations & Corporate Governance Report. I look
forward to reporting on Luke’s first year in role in my
statement in the 2026 Annual Report.
In terms of Non-Executive Director succession, we have
reached a period of stability in the Board’s membership
and composition. I reported last year that Dr Jesse
Goodman would step down at the AGM and be succeeded
as a designated scientific expert by Dr Gavin Screaton.
Gavin is a prominent figure in the field of immunology and
infectious diseases, which are key therapy areas for GSK.
In addition, he also leads Oxford University’s Medical
Science’s division, which is major partner in our science
efforts. I set out in my statement last year the process we
followed for Gavin’s selection and appointment.
We continue to monitor the optimum blend of skills needed
by the Board as it and the external environment evolves.
We maintain a skills matrix of the key skills we believe are important for the Board, to maintain oversight and
challenge to the CEO and executive management in
growing the business for the benefit of patients,
shareholders and our people.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Chair’s governance statement continued
Board focus in 2025
The Board, both individually and collectively, has continued to be deeply committed to driving forward GSK's purpose, strategy and culture to support the creation of long-term shareholder value. During 2025, the Board’s priorities and time was broadly focused as follows:

2021 to 2026 (20%)	2026 to 2031 (50%)	Post-2031 (30%)

Financial Performance	Pipeline	Technology
Audit & Risk
–Cyber security
–AI Governance
–Responsible Business reporting
–Audit tender process
Science
–Oncology including ADCs
–Vaccines: mRNA and RNA
–Technology (data and platform)
–Business Development
–Scientific principles
–R&D goal approvals and oversight
Corporate Responsibility
–Environmental sustainability goals
–Health impact and climate change
–Responsible Business reporting
Nominations & Corporate
Governance
–Succession planning
–Talent pipeline
Remuneration
–2024–25 Performance reward
–2025 Remuneration Policy

Shareholder Returns	Valuation	Communication
The Board and I are pleased that GSK continues to deliver
consistent robust performance improvements and
enhanced shareholder returns. We are determined to build
on the strong progress seen during 2025. This was
reflected in more tangible market appreciation of the value
of our pipeline and consistent delivery towards our growth
strategy for 2031. The Board and management’s agendas
for 2025 and 2026 remain aligned to support the growth
ambitions to 2031, and the science and technologies that
support the long-term growth of the business beyond 2031.
In 2026, the Board will be spending significantly more time
on the period beyond 2031 and the advanced technologies
that will help shape the industry.
Our first priority for capital remains to invest for growth in
R&D. The revised 2031 growth strategy (given at the start
of 2025 with the launch of the share buyback programme),
short-term guidance and the continued increase in
dividend expectations provided with the 2025 annual
results were reviewed extensively by the Board in the
second half of the year, along with GSK’s longer-term
strategic plan.
Executing targeted business development remains a key
focus and activity for the Board. In 2025, the Board and
Science Committee worked alongside Emma and Luke,
in his capacity as Chief Commercial Officer, and the rest
of the executive team to understand the scientific rationale, competitiveness of the assets under consideration, and the
potential returns and value creation.
Board visits are an important element of both our Board
programme and collective workforce engagement model
as set out on page 111. In March 2025, the Board had a
two-day immersion in our Oncology business with a visit
to our site in Philadelphia, US. This included a panel
discussion with key external stakeholders from the
Oncology community – including key opinion leaders,
healthcare professionals and patients – with a specific
focus on Blenrep. We then concluded with a strategic de-
brief, enabling the Board to debate the insights shared and
the implications for the future success of our Oncology
business and Blenrep in particular.
In October 2025, at the Board’s annual joint Strategy
meeting in Boston with the executive team, there was a
particular spotlight on tech and how it was being
harnessed to support the business and, most particularly,
the pipeline. We heard from an external panel led by the
CSO on the opportunities and threats of health data and
applications of GenAI for R&D and commercial operations.
We then participated in an interactive exhibition with key
employees on the adoption of cutting-edge AI tools across
the business. These tools were already helping to
accelerate our pipeline, improve manufacturing, optimise
commercial performance and enhance productivity.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Chair’s governance statement continued
R&D progress and tech
As I have stressed, securing our longer-term future will
come from deep sustainable productivity, internally and
externally sourced R&D and smart investment in
technology. Last year’s R&D updates centred on each of
our key therapy areas. We also reviewed therapy area tech
and target discovery. These discussions continue to be
supported and validated by prior deep dives undertaken
by the Science Committee. The Board tracked R&D’s
execution in the late-stage pipeline during the year. This
included delivery of the targeted five major FDA approvals
by the end of the year and seven pivotal trial starts across respiratory, immunology and inflammation, oncology, HIV
and infectious diseases – a new record for the company.
External environment
The Board also spent time during 2025 navigating the
dynamic global environment but with the clear focus on
delivery of the company’s priorities and the longer term
fundamentals. The Board sought to ensure that innovation
was fairly rewarded in all markets and was accessible to
patients who need it including in our largest market the US.
The Board is looking forward to delivering on GSK’s growth
strategy with Luke and the executive team, and continues
to believe in the capacity of GSK’s business model, with its
R&D focus and investment in technology capabilities to
deliver medicines for patients, returns for investors, and to help meet society’s needs now and in the future.
Sir Jonathan Symonds
Chair
4 March 2026

Financial Reporting Council’s UK Corporate Governance Code (the Code)

Financial experience	Alignment statement

In accordance with the Financial Reporting Council (FRC)
UK Corporate Governance Code, the Board determined
that Charles Bancroft has recent and relevant financial
experience. It also agreed that he has the appropriate
qualifications and background to be an audit committee
financial expert, as defined by the Sarbanes-Oxley Act of
2002, and has determined that he is independent within
the meaning of the Securities Exchange Act of 1934,
as amended.
Members of the Audit & Risk Committee also have financial
and industry experience, details of which can be found in
their biographies on pages 98 to 101.

The Board is pleased to report it was in full alignment with the provisions of the 2024 UK Corporate Governance Code
(UK Code) in 2025, with the exception of conducting an
external evaluation review of the Board and its committees
(provision 21). The delay in conducting this external review until the first half of 2026 is explained on page 114. In
addition,the Board’s explanation of how it engages with the
workforce effectively is set out on page 111.
The Board is also pleased to report that it has consistently applied the principles of the UK Code, as set out on the
pages of this Corporate Governance report. A copy of the
UK Code is available on the FRC’s website at frc.org.uk.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Corporate governance architecture

Board

CEO ExCom	Nominations & Corporate Governance Committee	Science Committee	Corporate Responsibility Committee	Audit & Risk Committee	Remuneration Committee	Chairs’ Committee
Our corporate governance architecture is a framework designed to improve the Board's effectiveness and to support its oversight of the Executive Committee (the ExCom - previously the GSK Leadership Team until January 2026) as it delivers the company's strategy. This framework continues to evolve to support our infrastructure and priorities as a pure biopharma business. GSK’s internal control and risk management arrangements are integral to our overall corporate governance framework and are described on pages 61 to 70 and pages 122 and 124.
To ensure the framework is as effective as it can be, it:
–has a clear division of responsibilities for individual and collective Board roles, as described on page 108
–distributes workload to Board committees that have the requisite skills and focus
–has highly committed Board Directors who are motivated to carry out their roles and responsibilities for the success of the company
The Nominations & Corporate Governance Committee periodically reviews this architecture and recommends any changes to the
Board. In 2025, the Committee undertook such a review of the structure to ensure the Board was operating effectively. More details and the results of this review are set out on page 115.

Committee roles			Committee report on page
Committee	Role and focus	Membership
Nominations & Corporate Governance
Reviews the structure, size and composition of the Board, including appointment of members to Board committees. Makes recommendations to the Board as appropriate.
Plans and assesses orderly succession for Executive and Non-Executive Directors and reviews management's succession plan to ensure its adequacy
Is responsible for overseeing, monitoring and making recommendations to the Board on corporate governance arrangements. Reviews Board and ExCom conflicts of interest
		Sir Jonathan Symonds (Chair) Charles Bancroft Dr Anne Beal Wendy Becker Dr Hal Dietz	115-116

Science
Supports the Board in its understanding of business development transactions and the key strategic themes on which the company's R&D strategy is based, by reviewing underlying scientific assumptions in detail and giving the Board technical assurance.
Supports oversight of R&D-related risks
		Dr Hal Dietz (Chair) Dr Hal Barron Dr Jeannie Lee Dr Gavin Screaton	117-118

Corporate Responsibility
Considers GSK's Trust priority and has oversight of our Responsible Business approach and strategy, performance and reporting. This reflects the most important issues for responsible and sustainable business growth. Has oversight of the views and interests of our internal and external stakeholders, and reviews issues that could have a serious impact on GSK’s business and reputation
		Dr Anne Beal (Chair) Wendy Becker Dr Jeannie Lee Dr Gavin Screaton Dr Vishal Sikka	118-119

Audit & Risk
Reviews the financial reporting process, the integrity of the company’s financial statements, the external and internal audit process, the system of internal control, and the identification and management of risks such as Information and cyber security, and the company’s process for monitoring compliance with laws, regulations and ethical codes of practice
Oversees Responsible Business data reporting and assurance. Initiates audit tenders, the selection and appointment of the external auditor, setting the auditor's remuneration and overseeing its work
		Charles Bancroft (Chair) Elizabeth Anderson Wendy Becker	120-126

Remuneration
Sets the company’s Remuneration policy having regard to GSK’s workforce remuneration so that GSK is able to recruit, retain and motivate its executives
Regularly reviews the Remuneration policy to make sure that it is consistent with the company’s scale and scope of operations, supports the business strategy and growth plans, is aligned to the wider workforce and helps drive the creation of shareholder value
(The Chair and the CEO are responsible for evaluating and making recommendations to the Board about remuneration arrangements and policy for the Non-Executive Directors)
		Wendy Becker (Chair) Elizabeth Anderson Charles Bancroft Dr Anne Beal	127-155

Chairs’	Acts on behalf of the Board between its scheduled meetings to take decisions on urgent matters in accordance with matters and authority delegated to it by the Board from time to time	Sir Jonathan Symonds (company Chair) Senior Independent Director Board committee Chairs	n/a

Each Board committee has written terms of reference that are approved by the Board and reviewed at least annually to make sure they comply with the latest legal and regulatory requirements and reflect best practice developments. The terms of reference of each Board committee are available at gsk.com.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

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
Luke Miels
–manages the Group and its business
–develops the Group’s strategic direction for the
Board's consideration and approval
–implements the agreed strategy
–is supported by the ExCom
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

Company Secretary Victoria Whyte
–secretary to the Board and all Board committees
–supports the Board and Committee Chairs to plan agendas and annual programmes
–ensures information is made available to Board members in a timely fashion
–supports the Chair to design and deliver Board inductions
–coordinates continuing business awareness and training for the Non-Executive Directors
–undertakes internal Board and committee evaluations at the Chair's request
–advises the Directors on Board practice and procedures and corporate governance matters
–chairs the Group's Disclosure Committee
–operates a Board-approved appointments policy that reflects the Board and external appointment requirements of the UK Code
–is a point of contact for shareholders on all corporate governance matters

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Corporate governance architecture continued
2025 Board and committee meeting attendance
The following table sets out attendance of Board and committee meetings held during 2025:

	Board	Chairs’	Nominations & Corporate Governance	Science	Corporate Responsibility	Audit & Risk	Remuneration
Total number of routine meetings	6	2	2	3	4	6	3
Current members	Attended	Attended	Attended	Attended	Attended	Attended	Attended
Sir Jonathan Symonds	6	2	2
Emma Walmsley	6
Julie Brown	6
Elizabeth McKee Anderson	6					6	3
Charles Bancroft	6	2	2			6	3
Dr Hal Barron	6			3
Dr Anne Beal	6	2	2		4		3
Wendy Becker	6	2	2		4	6	3
Dr Hal Dietz	6	2	2	3
Dr Jeannie Lee	6			3	4
Dr Gavin Screaton (from 1 May 2025)	4 (4)			2 (2)	4
Dr Vishal Sikka	6				4
Retired members
Dr Jesse Goodman (until 7 May 2025)	3 (3)			1 (1)	1 (1)
Number of additional meetings	8	—	5	2	1	3	4
Dr Gavin Screaton joined the Board in May 2025. In his first year as a Director, he attended all meetings. Dr Goodman retired from the Board on 7
May 2025.
For those Directors who served for part of the year, the numbers in brackets show the number of meetings they were eligible to attend. Details of committee members’ skills and experience are included in their biographies on pages 98 to 101.

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
Our Board Directors’ external appointments are governed by a Board-approved policy. External appointments can help
Board and ExCom members widen their expertise and knowledge, and perform their roles more effectively. When proposing a new Non-Executive Director appointment to the Board for approval, the Board considers the other demands on the individual’s time. Before being appointed to the Board, an individual is required to disclose the significant commitments they may have, with an indication of the time involved.
The Board considers and approves all additional external appointments for serving Directors, noting the nature of the role and type of organisation, time commitment and any potential conflicts that could arise.
The Company Secretary maintains a Register of Potential Conflict Authorisations. The Board is satisfied that, given
Directors’ other interests, each has sufficient time to carry out their GSK role. Our Executive and Non-Executive Directors may undertake a maximum of one and up to four other listed-company directorships respectively.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Board activities

Engagement
Prioritising continual engagement
Our stakeholders rightly have high expectations of us, and our dynamic operating environment presents many challenges
and opportunities. As a Board, we aim to balance our
commercial success with our stakeholders’ expectations,
upholding our reputation, maintaining our licence to operate and building trust. We engage with, or are briefed about, our stakeholders' views to make sure we identify and respond to
their expectations effectively and appropriately.
How we engage with our main stakeholder groups – including
patients, shareholders, customers and our people – is set out in the pages of the Strategic report.
Patients and our people are the heart of our culture. Our
people are accountable for outcomes and are committed to
doing the right thing. Our culture is also described on pages
57 to 59 of the Strategic report.
The influence and importance of different stakeholder groups can vary, depending on the matter being considered. Certain
stakeholders’ interests can be in conflict, meaning that we, as a Board, need to make balanced judgements.
Continual stakeholder engagement and feedback helps us
identify emerging issues. It also enables us to make decisions in the context of what is relevant and important to each of
them.
Our principal Board committees, and the ExCom members,
undertake engagement on the Board’s behalf according to
their remit. This means that they can build a detailed
understanding of how our actions or plans are affecting or
might affect stakeholders. These insights are then shared with the Board.
In particular, the Board receives briefings on stakeholders’
perspectives from the work of the Corporate Responsibility
Committee, which is discussed on pages 118 and 119.
Board members regularly receive:
–the CEO’s Board report including progress against our
internal plans
–a specific external stakeholder insights update. This
provides strategic insights based on an analysis of key
developments, achievements and risks affecting our
reputation and the perceptions of all our external
stakeholders
–a regular investor relations report, which summarises
investor perceptions
–regular corporate governance, litigation and regulatory
updates
The Board also learns of stakeholders’ views through:
Engagement and feedback events: such as quarterly
investor results calls, the Annual General Meeting, employee survey reports, the Board’s workforce engagement activities, and from experts presenting at Board or committee meetings.
The Chair also holds regular investor check-in meetings, which the Senior Independent Non-Executive Director (SID), Charles
Bancroft, sometimes joins. The SID and the Chair are both
available for individual meetings with investors.
Other opportunities: Board members also receive wider
stakeholder views during the Annual Strategy meeting with the
ExCom, as part of the yearly review of strategy, long-range
forecast and planning processes. This also includes a review of specific aspects of the company’s policies or strategy.
In addition, Board members are encouraged to meet
individually with employees, shareholders and other key
stakeholders during their induction, and then on an ongoing
basis. They are expected to report to the Board on such
experiences where relevant and material.
Engaging with our shareholders
As a Board, we aim to directly engage with, and be directly
accountable to, institutional investors and private retail
shareholders. We do this in several ways, including regular
communications, Governance Meetings, our Annual General
Meeting, and through the work of our Investor Relations team, the Chair, Jonathan Symonds, and our Company Secretary,
Victoria Whyte. Our SID, Charles Bancroft, is another point of contact for our shareholders.
Each quarter in 2025, our outgoing CEO, Emma Walmsley,
and the continuing CFO, Julie Brown, gave results
presentations to institutional investors, analysts and the media by webcast. They were also regularly joined by the Chief
Scientific Officer, the former Chief Commercial Officer (Luke
Miels, our current CEO), and the CEO, ViiV Healthcare and
President, Global Health, GSK. They were able to provide
investors with more detailed insights into their specific areas of responsibility.
Through regular meetings, our CEO and CFO each have an
ongoing and active dialogue with institutional shareholders
about the company's performance, plans and objectives. In
2025:
–CEO (Emma Walmsley): 51 engagements, representing 43%
of the company's issued share capital
–CFO (Julie Brown): 94 engagements, representing 45% of
the company’s issued share capital
Our Chair maintains a consistent dialogue with shareholders
too – including fund and portfolio managers – and regularly
engages with governance and sustainability professionals.
During 2025, and up to the date of publication of this Annual
Report, Jon held 44 individual meetings with a range of
institutional shareholders and associated industry
stakeholders, and met or corresponded with shareholders that make up over 40% of the company’s share capital. This
enables him to gain a current understanding of shareholders'
views, insights and perspectives of the company, which he
shares with the Board. He also discusses the continual
evolution of the many aspects of Board governance,
performance oversight and succession.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Board activities continued
Governance event
We usually hold a governance event at the end of each year in central London with institutional shareholders, key investment industry bodies and proxy advisory firms, at which our Chair,
SID and each of our committee Chairs discuss particular areas of corporate governance, including Board oversight of
strategy, succession, responsible business and remuneration
issues.
The 2025 governance event was deferred to the first half of
2026, because the CEO succession process had just been
concluded. It is due to be held before the end of March 2026.
This will enable us to share more details of progress against the Board’s ambition and the new CEO’s priorities as the
company moves to the next phase of its development, based
on strategic execution to deliver growth. Details of this key investor engagement event will be included in the company’s
2026 Annual Report.
Annual General Meeting
We were pleased to hold the company's 2025 AGM at the
Landmark Hotel for shareholders to attend in person or virtually
(a hybrid meeting). We welcomed 130 shareholders in person
and 25 shareholders virtually via the Lumi platform to watch and hear updates from our Chair and the CEO, ask questions
and to vote. Our shareholders approved all resolutions, with majorities ranging from 92% to 99%.
Our hybrid AGM will be held in May 2026 at the Royal Marriott
Hotel in central London, which is located near our new global headquarters. For more details see page 272.
Engaging with our people
We have well-established and strong engagement
mechanisms with our employees, which the Board monitors
regularly. These engagement mechanisms are described on
pages 57 to 59. The Board uses several key governance
channels to understand what people are thinking, how the
company's culture is embedding across the organisation and
to inform any adjustments needed, including:
–regular Board updates from our Chief People Officer and the
CEO on culture and talent (see pages 57 to 59 for more
details on our culture and people)
–in October, the Board participated in a panel session with
the ExCom on future talent culture at our annual joint
strategy meeting
–feedback from our regular employee engagement surveys,
which include questions on engagement, confidence and
inclusivity
–a range of pulse surveys of different-sized employee groups to help check sentiment on a quicker and more frequent
basis, and to provide valuable insights on the impact of
major initiatives, events or communications
–direct engagement with employees by the Board
Workforce engagement: We apply an ‘alternative
arrangement’ to the three workforce engagement methods set
out in the UK Code.
When the Board was refreshed in terms of tenure, with a
renewed purpose and focus as a global biopharma company,
it was considered important to adopt a collective Board
engagement model in 2022. The Board continues to agree this
to be the most effective approach to ensure it hears
employees’ views directly.
The model operated effectively in 2025 through:
–in-person engagement events with local employees during
Board site visits, including in Philadelphia (Pennsylvania,
US) and our global headquarters in central London
–the Chair's site visits, including to Upper Providence
(Pennsylvania, US) and Stevenage (UK)
–the Chair's attendance at management meetings, including
in the UAE, China and Saudi Arabia
–the Chair and Corporate Responsibility Committee Chair
organising and attending ongoing meetings with leaders of
our Employee Resource Groups (ERGs) to talk about how
they experience GSK, and to hear their suggestions to
enhance support and ensure that we meet the needs of all
our employees so they can do their best work for GSK
–a variety of bespoke engagements that have enabled a
broad and open dialogue and facilitated first-hand
engagement discussions between the Non-Executive
Directors and our people individually and as part of small
groups, encompassing perspectives on our strategy,
purpose and Ahead Together culture

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Board activities continued

2025 Meeting programme
To work in the most effective way, the Board's annual meeting programme focuses on delivering our short-, medium- and long-
term strategy. The Board meeting programme is completely aligned with the Board committees’ and management’s agendas, with a clear focus on these three strategic time periods, which we communicate on: financial performance to 2026, pipeline progress and business development to support our growth ambitions to 2031, and the science and technologies that support growth beyond 2031.
During the year, the overriding focus of the Board’s work was on building confidence in our growth strategy to 2031. In 2026, the
Board will spend more time on our strategy beyond 2031. The Board also focused on ensuring a successful CEO succession transition in the second half of the year.
In support of this work, the Board received papers and presentations and discussed progress with management and our people on the key areas of focus set out below. These materials and discussions help the Board make effective decisions, contribute to its oversight of business performance and ensure good governance.

Areas of focus in 2025
Execution of long-term strategy	Overseeing GSK as a pure biopharma business and delivery of our 2031 growth strategy and beyond included:
–setting and approving the Board's 2025 and 2026 priorities
–scrutinising updates on R&D strategy and progress, and progression of our pipeline
–reviewing progress on science and technology ambitions, including AI adoption plans
–reviewing the critical role and ambitions for our global supply chain, including platform technologies
–discussing our overall commercial strategy
–CEO succession — conclusion of a planned and structured succession process with the appointment of Luke Miels as CEO Designate

Strengthening of business model	Overseeing the fundamentals of commercial execution, cost-base management, capital allocation, pipeline and culture included:
–receiving regular reports from the CEO, CFO and CSO, including the assessment of delivery of performance targets
–assessing the product area strategy reports on Specialty Medicines, Vaccines and General Medicines
–reviewing progress against guidance for 2025 and setting 2026 guidance
–reviewing GSK's capital allocation priorities to ensure investment for growth to deliver improved returns for shareholders
–instigating a £2 billion share buyback programme

–evaluating business development transactions, acquisitions and strategic partnerships with third parties including but not limited to, ABL Bio, Hengrui Pharma, Boston Pharmaceuticals, IDRx and Syndivia

–scrutinising the Group's financial performance, shareholder value creation and progress against the Investor Relations Roadmap

Enhancing Responsible Business leadership	Overseeing culture and embedding Responsible Business included:
–receiving a progress update on the approach to the double materiality assessment, reviewed by the Audit & Risk and Corporate Responsibility committees
–reviewing progress against GSK future talent and leadership initiatives
–approving the Responsible Business Performance Report
–reviewing stakeholder perception research

Regular oversight of corporate governance	The Board’s programme of governance included:

–reviewing the quarterly financial results, dividend proposals, earnings guidance, investor materials, results announcements and 2024 Annual Report and Form 20F, and receiving related reports from the external auditor

–setting the annual budget and the forward-looking three-year plan and long-range forecast
–conducting an annual review of the enterprise risk responsibility framework and enterprise-wide risks
–receiving reports on Board committee work and reviewing and continuing to evolve the Board’s governance architecture
–evaluating the outgoing CEO’s 2025 performance, and setting the new CEO’s 2026 objectives
–reviewing culture, talent and succession plans
–engaging with our stakeholders and people to gather and understand their views about our activities, operations and culture
–reviewing employee survey results
–receiving reports on wider corporate governance and regulatory developments, and the Company Secretary’s reports
–approving the company's modern slavery statement and gender pay gap positioning

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Board activities continued
Key decisions in 2025
In its decision-making, the Board focuses on GSK's priorities as a pure biopharma company with strong momentum and big ambitions, while balancing the interests of our stakeholders. We are aware that outcomes may not cystallise as expected and that not all decisions may have immediate available outcomes. We reported last year on the process which concluded in Q1 2025 with an update to our 2031 growth strategy and the initiation of a share buyback programme. Examples of some of the key decisions taken by either the Board or its committees to drive our purpose, momentum and strategy included:

Decision	How the Board/Committee considered stakeholder interests	Stakeholder groups
CEO succession The Board approved a recommendation from the Nominations & Corporate Governance Committee to appoint a new CEO
The Board appointed Luke Miels as CEO Designate during the year, following a comprehensive, structured succession process. The Board considered continuity of leadership and cultural alignment alongside the need to position the company for its next phase of delivery and growth. Luke’s experience in global biopharma markets and his contribution to advancing the medicines portfolio and commercial performance were key considerations. Luke assumed full CEO responsibilities on 1 January 2026
The Board, through the Remuneration Committee, also reviewed remuneration arrangements to support leadership continuity and market competitiveness, ensuring alignment with the approved Directors’ remuneration policy.
Stakeholder engagement expectations, including those of employees, investors, patients and regulators, were taken into account, alongside maintaining operational stability and organisational confidence
Employees, shareholders and investors, patients and healthcare partners, governments and regulators

Business development
The Science Committee
considered the scientific
merits of business
development opportunities
and, where relevant, of
commercial reviews of late-
stage assets were
undertaken, before the
Board's review and approval

The Board, with support from the Science Committee and commercial reviews for late-stage assets, reviewed many business development opportunities during the year. Those leading to concluded transactions included:
–Agreed to develop potential best-in-class PDE3/4 inhibitor in clinical development for the treatment of COPD, with Hengrui Pharma. The transaction also included agreements for an additional 11 programmes to be developed by Hengrui Pharma and optioned by GSK following phase I completion, across RI&I as well as Oncology
–Acquisition of efimosfermin alfa from Boston Pharmaceuticals, an investigational specialty medicine aimed at treating and preventing steatotic liver disease
–Grant of exclusive worldwide rights from Syndivia to develop and commercialise a preclinical ADC for mCRPC prostate cancer
These deals were considered in the context of their potential to deliver transformational medicines to patients and drive growth by accelerating our pipeline
Patients, employees and investors

US investment The Board reviewed and approved a multi-year investment programme in the US
The Board reviewed and approved a multi-year investment programme committing to expand R&D, clinical development and advanced biopharma manufacturing capabilities in the US. The Board considered the decision in the context of long-term growth, strategic pipeline needs and global supply chain resilience. In reaching its decision, the Board evaluated management’s analysis of expected scientific, operational and financial outcomes, including the potential to accelerate innovation in respiratory disease, oncology and other priority therapeutic areas. The Board also reviewed the proposed allocation of capital, including a planned $1.2 billion investment in next-generation biologics manufacturing, AI and digital technologies, and the construction of a new biologics ‘flex’ facility in Pennsylvania
Broader considerations included stakeholder engagement insights, anticipated job creation in high-skilled roles, regulatory expectations and US clinical trial capacity. The Board confirmed governance, implementation sequencing and assurance mechanisms to monitor capital deployment, execution risk and value delivery throughout the five-year investment period
Patients, healthcare providers, investors, employees, governments and regulators, partners and suppliers

Most Favoured Nation (MFN) pricing agreement The Board reviewed and agreed the MFN deal reached with the US Administration
The Board reviewed and endorsed the agreement for GSK and ViiV Healthcare, that addressed the four substantive policy elements included in  the US
Administration’s Executive Order on MFN pricing issued in May 2025. The
Board was pleased that the agreement focused on our respiratory portfolio
(particularly with the Direct To Patient and Medicaid components), where we have the most significant patient reach and impact and further strengthened our relationship with the US Administration
Patients, employees and investors

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Board activities continued

Board Performance review
The Board evaluates its performance, and that of its
committees, rigorously every year. The evaluation is normally carried out externally every third year in line with the new
Code. The most recent external review was facilitated in 2022 by Jan Hall of No 4, a business advisory company that does
not have any other connection with GSK.
Before proceeding with the CEO succession process in 2025,
the Board took time to assess its performance and ambition for the next five years and to form a clear picture of what was
required of the next CEO to lead GSK through the delivery of the growth strategy for 2031 and beyond. Given the depth of
this internal review – before the selection of Luke as GSK’s new CEO – it was agreed to defer the full Board’s external
review until the first half of 2026, to enable the review to include the new CEO.
Areas of focus in 2025
The Board noted the progress made against the actions identified following the internal 2024 Board evaluation, which was carried out by the SID supported by the Company Secretary. That progress is summarised below.

The Board would continue to be briefed on the evolution of GSK’s culture
The outgoing CEO provided an update on culture at each Board meeting through her CEO Report. The
Board also receives reports from the Chief People Officer on the ongoing development of GSK’s culture. The Board obtains its own reassurance on GSK’s culture through its ongoing interaction with employees and other stakeholders

From 2025, the Board will begin engaging more frequently with the participants in GSK’s Enterprise Leadership Programme
The Board has met regularly with participants in GSK’s Enterprise Leadership Programme (ELP). These
interactions are tailored to the talent based near the meeting location or with expertise in the topic areas under discussion at the meeting
In March, for example, Board members met with talent from the Oncology, Commercial and R&D teams.
In October, Board members met with ELP talent for demonstrations of how AI has been adopted to bring efficiency across R&D, Supply and Commercial, and to support learning and development for all employees
Opportunities will continue to be identified for Board members to interact with employees to monitor the evolution of GSK’s culture

Each Board committee remit and scope was reviewed to ensure that they remained appropriate
The updated committee remits sought to minimise duplication and streamline each committee’s key areas of focus
It is expected that the external review of the Board and its committees in the first half of 2026 will provide another opportunity to evolve the role of the Board’s committees

The Board noted the progress made against the key actions from the 2024 Committee reviews, as follows:

Corporate Responsibility	The Committee continued to work in collaboration with the Audit & Risk Committee to monitor progress in the business against the rapidly evolving reporting requirements externally

Science	The Committee has taken the opportunity to review the new science and technology platforms that GSK has been exploring

Nominations & Corporate Governance
The Committee’s work, together with the other Non-Executive Directors, was especially focused in 2025 on the next chapter for GSK in the CEO succession process. The Committee’s work in overseeing the ongoing development of internal candidates had created competitive internal succession candidates for consideration with external candidates

Audit & Risk	Given the ever-challenging external environment, the Committee’s work to streamline materials had created additional capacity for the Committee and Board programmes

Remuneration
The Committee’s new remuneration policy was approved by shareholders at the AGM in May 2025. The
Committee will continue to track the competitiveness of GSK’s ability to pay appropriately and to retain and incentivise candidates. This was a primary consideration for CEO succession

Directors’ evaluations
The Chair continues to provide feedback to Board members on an ongoing basis and seeks to meet with Board members in advance of or during the Board’s regular meetings. This also provides an opportunity for the Chair to ask Directors to lead the debate and engage their colleagues on Board agenda items focused on their areas of expertise. This practice continued
throughout 2025.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Board committee reports

Nominations & Corporate Governance Committee report
During the year, we focused on a smooth CEO and
Executive Committee succession process and
approved the new CEO’s proposal to evolve the
operational governance and the leadership team to
support the next phase of GSK’s growth
Jonathan Symonds, Nominations & Corporate Governance
Committee
I am pleased to present my seventh report as Chair of the
Nominations & Corporate Governance Committee
(Committee).
Board and Executive Committee succession
In my Chair’s governance statement on pages 104 to 106, I
discuss details of the Committee’s particular focus during 2025 on the CEO succession process. This resulted in the
appointment of Luke Miels who succeeded Emma Walmsley
on 1 January 2026.
Dr Gavin Screaton joined the Board in May 2025 to replace Dr
Jesse Goodman as a scientific and medical expert when
Jesse retired and stepped down from the Board after our
AGM. On joining GSK, Gavin was also appointed a member of
the Science and Corporate Responsibility committees. Further details on the appointment of Dr Screaton are set out in last year’s Chair’s Governance statement. Gavin’s biography is
given on page 101.
The Committee worked with Korn Ferry and Russell Reynolds
Associates during 2025. They also each provided executive
search services to the company.
The Committee reviewed the potential for conflicts of interest and judged that there were appropriate safeguards against
such conflicts. There are no imminent Non-Executive Director retirements for the Committee to consider.
ExCom and operational governance
Following Luke’s appointment as CEO the Committee
considered and approved his proposal to evolve operational
governance and the leadership team. The next phase for GSK
would focus on strategic execution to deliver growth,
accelerate R&D late-stage progress, and further strengthening the early-stage/next wave of innovation for sustained
competitiveness post 2035.
The new CEO’s executive team would be key to continue to
support the company’s Patient-driven Purpose and Culture,
whilst delivering a further step change in:
–Accelerating R&D
–Delivering growth – through the launches of the next wave of products in Oncology (Blenrep, B7-H3 & B7-H4), RI&I
(depemokimab, camlipixant, bepirovirsen, FGF21) and HIV
(Q6M) further strengthening the early-stage and next wave
of innovation for sustained competitiveness
–Competitive cost base
–Tech adoption
To support delivery of the CEO’s key priorities the GSK
Leadership Team (GLT) membership was expanded to
provide greater strategic product insight and operational focus and was renamed the Executive Committee (ExCom).
This expansion also reflects that the CEO’s previous role would not be backfilled. Otherwise, there was no fundamental
change to the ExCom’s purpose or governance. The new
appointees are listed in the table below and their skills and experience can be found on pages 102 to 103.

New appointee	Rationale
Nina Mojas (PhD) – President, Global Product Strategy	The President, Global Product Strategy would represent the four global product strategy therapy areas which interface with R&D

Maya Martinez-Davis – President, USA Lynn Baxter – President, Europe Mike Crichton – President, International	The leaders of the geographic regions who drive commercial execution

Mondher Mahjoubi (MD) – Chief Patient Officer	The Chief Patient Officer was an important appointee given the primacy of the patients’ voice in decision making and the criticality of the Medical Organisation for Life Cycle Management

In addition, Roanne Parry has been appointed Chief People
Officer to succeed Diana Conrad from May 2026 who has
decided to retire after serving seven years on the ExCom.
Sally Jackson, SVP Global Communications and CEO Office
stepped down from the ExCom in January 2026 after serving
for nearly seven years.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Board committee reports continued

Board industry experience

Non-Executive Director tenure

●	A	Up to 3 years: 30%
●	B	3-6 years: 50%
●	C	6-9 years: 20%
C
A
B
Board and ExCom composition and inclusion
We are committed to ensuring the most appropriate
composition of our Board, its committees and the ExCom. The
Board and management seek to support and encourage an
inclusive culture throughout the company and being respectful of our operating environment.
An effective Board includes a range and balance of skills,
experience and knowledge, as well as professional and social-
economic background and independence, with individuals
who are prepared to challenge each other collaboratively. This mix is complemented by a range of personal Board attributes, including character, intellect, judgement, honesty and
courage.
The Committee, in collaboration with all our Non Executive
Directors, continued to conduct in-depth reviews of our
emerging talent and succession pipelines and the
development plans for key leadership roles and their
successors. This included continuing to meet informally with participants in our Enterprise Leadership Programme, which I discussed in last year’s report. This meant that the Committee was well positioned to consider the new leadership
appointments to the ExCom that had been identified and
nominated by Luke.
During 2025, the work of the Committee also included
continuing to monitor our performance against the objectives we set to ensure that our Board and committee composition
and succession planning promotes inclusion and equal
opportunity, pursuant to the principles of the FRC Code. We
also continued to oversee the developing pipeline of direct
reports to the ExCom.

Sir Jonathan Symonds
Nominations & Corporate Governance Committee Chair
4 March 2026

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Board committee reports continued

Science Committee report
The Committee has been encouraged by the
consistent delivery of GSK’s pipeline, with important
regulatory approvals, late-stage progress and a
growing set of future opportunities that reflect the
strength of our science-led strategy
Dr Hal Dietz, Science Committee
I am pleased to present my third report as Chair of the Science
Committee (Committee) on our key activities during 2025.
These were split into three important areas:
–pipeline reviews and monitoring GSK’s pipeline
–business development: undertaking technical reviews and
assessing the scientific foundation for potential business
development transactions
–scientific deep dives: discussing and analysing the key
scientific and technology themes that drive the company’s
R&D strategy
Pipeline progress
During 2025, the Committee continued to monitor the strong
progress of R&D. Our Chief Scientific Officer (CSO), Dr Tony
Wood, provided regular updates on pipeline progress across
the company’s four therapeutic areas – respiratory,
immunology and inflammation (RI&I), oncology, HIV and
infectious diseases, which included five FDA product
approvals and four significant, positive pivotal data readouts.
Particular highlights noted in respect of GSK’s 15 scale
opportunities expected to launch by 2031 included:
–US FDA approval of:
–Penmenvy, GSK’s 5-in-1 meningococcal vaccine to
protect against MenABCWY
–Blujepa, the first in a new class of oral antibiotics in nearly three decades for the treatment of uncomplicated urinary
tract infections
–Nucala, the anti-IL5 biologic, for the treatment of COPD
–Blenrep, the only accessible anti-BCMA, used in treatment
of relapsed/refractory multiple myeloma
–Exdensur, for the treatment of severe asthma
–breakthrough designation granted for GSK'227 (B7-H3 ADC)
in late-line relapsed or refractory osteosarcoma
–acquisition of efimosfermin alfa, growing the number of
scale opportunities in the R&D pipeline
–seven pivotal trial starts in 2025, including for efimosfermin, risvutatug rezetecan, velzatinib and Exdensur for COPD
–positive data and regulatory filings for tebipenem, a potential new antibiotic to treat complicated urinary tract infections
–data presented at CROI (Conference on Retroviruses and
Opportunistic Infections) for VH184, VH499 and N6LS
supported development plans for ULA HIV regimens
These approvals and developments represent exciting
opportunities with enormous potential to positively affect the lives of patients.
Business development transactions
A key role of the Committee is to evaluate the scientific
foundations underlying potential business development
transactions. This year, these included:
Respiratory, immunology and inflammation (RI&I)
–Hengrui Pharma: agreement for clinical development of a
potential best-in-class PDE3/4 inhibitor for the treatment of
COPD. The transaction also included agreements for an
additional 11 programmes across RI&I and Oncology
–Boston Pharmaceuticals: acquisition of efimosfermin alfa,
a phase III-ready potential best-in-class investigational
specialty medicine aimed at treating and preventing
steatotic liver disease
–Empirico Inc: agreement reached to acquire a first-in-class, and potentially best-in-class, oligonucleotide candidate for the treatment of respiratory diseases
Oncology
–IDRx, Inc: acquisition of IDRx including IDRX-42, a highly
selective KIT tyrosine kinase inhibitor designed to treat
gastrointestinal stromal tumours
–Syndivia: licensing agreement for early-stage ADC targeting prostate cancer
Data and platform technologies
–partnership with ABL Bio in neurodegenerative diseases
–novel research collaboration with UK Dementia Research
Institute and HDR UK to investigate shingles vaccination
with prevention of dementia
Deep-dives into innovative science
During the year, the Committee continued to undertake deep
dives into some of the scientific principles and highly
innovative technologies that support the company’s R&D
priorities. These included, but were not limited to, scientific rationale for key transactions, our oligonucleotide portfolio and technology, the evolution and application of human genetics
and genomics to support target choice and patient
identification, cancer vaccines, and epigenetic editing.
Committee members also took opportunities outside formal
face-to-face Board meetings to spend time with GSK’s
scientific teams. These engagements highlighted GSK’s
outstanding talent and the exceptional progress within R&D.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Board committee reports continued
Collaborating with Other Committees
The Committee conducts an annual review of the Performance
Share Plan Pipeline Progress targets before they are approved by the Remuneration Committee. We also provided support to
develop the framework for setting the Pipeline Progression
Objectives for 2026.
Committee changes
We welcomed Dr Gavin Screaton to the Committee, following
his appointment to the Board on 1 May 2025. Dr Screaton’s
deep expertise in immunology and infectious diseases has
already brought significant value to the Committee. I look
forward to his ongoing contributions, and am confident his
involvement will continue to benefit our work.
Dr Hal Dietz
Science Committee Chair
4 March 2026

Corporate Responsibility Committee report
The Committee held a number of in-depth sessions
during the year in overseeing, supporting and
challenging GSK’s responsible business approach,
together with providing feedback in the formative
stages of the strategic review to evolve this
approach and safeguard the company’s position as
a responsible business leader
Dr Anne Beal, Corporate Responsibility Committee
I am pleased to present this report, which is my fourth as Chair of the Corporate Responsibility Committee (the Committee).
Being a responsible business is an integral part of the
company’s strategy and culture. Therefore, to be successful
over the long term, GSK needs to consider its responsible
business impacts, risks and opportunities. The Committee
oversees the six areas that address what is most material to the business and most important to our stakeholders, including investors, our people, healthcare professionals, governments and regulators and particularly our patients who are the
recipients of our portfolio of products and the ultimate drivers of our business value proposition.
My Committee seeks to support and challenge management
on their responsible business approach as we work through
our programme of activities during the year and in doing so we scrutinise how:
–well the company is performing against, and making an
impact on, the six Responsible Business focus areas
embedded in our strategy
–this supports our sustainable performance and, in doing so, creates business value and long-term growth
–further improvements can be identified and implemented –
we can best report to our key stakeholders on what we have
done and the level of impact we have made
To support this, we built a number of in-depth sessions into our programme, including at the end of the year an initial
consideration and input by the Committee on the evolution of our Responsible Business strategy to make sure we are
continuing to focus on the right areas.
External context
As usual, at our first regular meeting of the year we receive and discuss a comprehensive update on management’s
assessment of and view on the external trends and growth
strategy relevant to GSK’s Responsible Business agenda. It
provides an important political and regulatory context and
guides the Committee on investor sentiment and the direction of travel in respect of our Trust priority which we pay close attention to. This helps set the scene for the Committee in
advance of the business we undertake during the course of
the year. The Committee receives further updates if there are any material changes to these external factors. This helps
inform our approach while retaining a long-term perspective
grounded firmly in GSK’s purpose.
Measuring health impacts
GSK’s President, Global Health and President, Global Affairs
shared and discussed the results of different pilot
methodologies commissioned in 2024 with two third parties
to measure and help articulate the health impact and resulting societal benefits of the company’s innovative commercial and global health portfolio. The results of these pilots will be factored into the next phase of developing and refining this work on health impact, which will be aligned to GSK’s business strategy to 2031 and will be underpinned by our ambition to
reach 2.5 billion patients by 2030. In doing so, the Committee was pleased to see this would be geared to supporting the
company’s strategic, commercial and global health assets and help the Committee understand further how the broader
business case-driven health impact ambition could enhance
GSK’s contribution to society.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Board committee reports continued
Inclusion
The Committee reviewed an opportunity to differentiate the
company’s approach to inclusion that was anchored externally in patient inclusion to drive patient impact, alongside building a culture of inclusion internally within GSK. Delivering health impact at scale is at the core of GSK’s purpose, fundamental to driving long-term commercial success and a strong
motivator to attract talent.
The Committee discussed management’s commitment to
making sure clinical trials, patient and community outreach
and partnerships are inclusive of the people affected by the diseases we address. This is fundamental to developing
medicines and vaccines that are rooted in sound science,
meet patients’ needs and impact the full breadth of patient
populations who have the potential to benefit from our
products. This included discussion of work to ensure phase III clinical trials have representation plans to reflect the people most affected by a particular disease.
The Committee considered work led by the Chief People
Officer to create a high-performing workplace environment
based on principles of fairness, belonging and equal
opportunity. The Committee discussed management’s work to
reflect these principles in recruitment processes, learning
programmes, leadership behaviours and future plans to
assess through the employee survey.
Environmental sustainability
We were pleased to see that management was currently on
track to deliver against our 2030 commitments against the
baseline set in 2020. We were also satisfied with a dual focus approach on maximising the success of the in-flight initiatives and developing targeted actions to maintain momentum was
the appropriate method in ensuring delivery against GSK’s
stretching 2030 ambitions.
In particular, the Committee discussed significant progress
being made towards launching a next-generation low carbon
version of Ventolin MDI (metered dose inhaler), which was a
key element of GSK’s net positive ambition. In 2025, the
company was pleased to announce positive pivotal phase III
data for low carbon Ventolin, these findings supported
regulatory submissions. If approved, this version of Ventolin has the potential to reduce greenhouse gas emissions by 92%
per inhaler. GSK is proceeding with regulatory filings, with launch expected from 2026.
The Committee helped the Remuneration Committee in
determining the vesting level for the Responsible Business
LTI PSP environment measure. This performance measure was
first introduced in 2023, comprised a mix of climate and nature targets in support of our 2030 ambition and made up 10% of
the award granted that year. Page 140 sets out further details on the performance against this LTI measure.
Responsible Business Performance Rating
We monitored and evaluated GSK’s progress in 2025 against
the 13 metrics across the six focus areas comprising the
Rating at the half and full year, with a recommendation to the
Board to publish a final ‘On Track’ Responsible Business
Performance Rating for 2025. We are pleased that since the
metric was introduced in 2022 that an ‘On Track’ Rating has
been maintained, while continuing to ensure where there is
work to do it is addressed and delivered. For more details, see page 46 of the Strategic report and in the Responsible
Business Performance Report – both of which are available at
gsk.com.
Committee membership
During the year, Dr Jesse Goodman stood down from the
Committee when he retired from the Board. During his
nine years of service as a Committee member he had made
a significant contribution to the Committee’s work in
overseeing all aspects of the evolution of GSK’s responsible business agenda. Jesse was succeeded by Dr Gavin
Screaton and I have been impressed with the way in which he
has exercised his knowledge and understanding of this
contribution to our discussions of the issues.
Strategic review
At the end of the year, the Committee was pleased to consider and provide feedback at the formative stages of a strategic
review of GSK’s approach to responsible business. This review builds on our strong performance in responsible business over many years aligned to the company’s purpose, business
strategy to 2031 and beyond. It supports our long-term growth and seeks to maximise the company’s impact on society. As
the review progresses during 2026 and recommendations are
developed and tested with Committee, we look forward to
providing support, challenge and oversight to appropriately
safeguard GSK’s position as a responsible business leader.
Dr Anne Beal
Corporate Responsibility Committee Chair
4 March 2026

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Board committee reports continued

Audit & Risk Committee report
The Committee’s activities during the year
complemented and underpinned the Board’s
priorities and covered our approach to financial
matters and internal and external audit, legal and
compliance, risk and assurance, and oversight of
our internal control framework and Responsible
Business data governance
Charles Bancroft, Audit & Risk Committee
I am pleased to present this report, which is my fifth as Chair of the Audit & Risk Committee (Committee). In the following pages
I will share insights into the specific activities undertaken or overseen by the Committee during the year.
At the beginning of the year, the Committee considered and
agreed the 2025 Annual Programme (Programme) which is
designed to complement and underpin the Board’s priorities.
This covers the Committee’s approach to financial matters
and internal and external audit, legal and compliance, risk
and assurance, and oversight of our internal control framework and Responsible Business data governance.
Management prepares and submits papers on the key issues
for the Committee to review, contribute to and make decisions
on. Crucially, as Committee Chair, I have unfettered access to the senior leadership, key members of their teams and the
external auditor. This includes private Committee sessions or regular one-to-one meetings outside the Committee cycle.
Based on the work the Committee has done or inspected during the year, GSK continues to exhibit a strong compliance culture, with a consistent tone and engagement from the top that runs through the organisation.
We hold a focused selection of in-depth sessions, including
regular reviews of the cyber security and the AI control
environment and of enterprise risk management items,
and we initiated and are continuing to lead a formal audit
contract tender process.
Financial
Financial reporting: The integrity of our financial statements, including the Annual Report and quarterly results, remains at the core of the Committee’s focus. This includes the review
of investor materials, our progressive dividend policy and
payments, the current share buyback programme and results
announcements.
Significant areas of judgement related to our financial
statements are presented to the Committee by management
and are commented on by the Auditor, including overlaps and
any variances to the Auditor’s key observations. More details are included on page 124 of my report and in the Auditor’s
report on pages 161 to 164. We are committed to representing
GSK’s financial reporting disclosures in a clear and transparent way and can confirm that during the year the financial reporting and controls framework remained robust. No fundamental
changes were required.
The Committee considered the findings of a Financial Reporting
Council (FRC) review of the company’s 2024 Annual Report. It is pleasing to note that the FRC did not raise any questions or queries at that time, nor take any action in relation to the 2024
Annual Report, and did not require a substantive response.
Some matters were noted to further improve reporting which
have been considered and addressed, as appropriate and
where material, while preparing this Annual Report. As
requested by the FRC, we note that their review was based
solely on the Annual Report and Accounts, and provides no
assurance that the Annual Report and Accounts are correct in all material respects.
Audit tender: GSK last carried out an audit tender in 2016,
which resulted in the appointment of Deloitte as the company’s statutory auditor with effect from 2018. Under UK audit tender regulations, GSK is required to tender the audit contract at least every 10 years and to rotate the statutory auditor at least every
20 years. In March 2025 the Committee agreed to initiate
a formal external audit contract tender process which then
commenced in June 2025. The Committee is leading, directing
and supervising this process with appropriate support from
management, and has been following the FRC Audit
Committees and the External Audit: Minimum Standard. The
FRC’s guidance includes promoting transparency, competition, and fairness in auditor tendering, with a strong emphasis
on inclusion and impartial selection criteria. The Committee reviewed and approved the appropriate governance,
competitive and independence considerations which have
been factored in to the audit tender preparation process.
During the initial phase of this re-tendering process, the
company issued an initial request for information (RFI) to six audit firms, including challenger firms, to identity any
independence issues, or capability and capacity issues
associated with delivering a high-quality audit for a company of
GSK’s size, complexity and global reach. The RFI sought
comprehensive insights into the audit firms’ strategic initiatives in the areas of technology integration and data science.
The Committee recognises that this re-tender process involves the current Auditor, which is nearing a decade of service, and that it is important to ensure a fair and competitive tender opportunity for all the other participants. To facilitate the participation of non-incumbent audit firms and provide them
with an equitable understanding of GSK, the company has
offered additional background information and support, as
needed.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Board committee reports continued
In December 2025, I met face to face with the proposed lead
audit partner candidates from the interested firms to discuss our requirements and their proposals.
In February 2026, the company then issued a request for
proposal (RFP) to the two shortlisted audit firms. This included the Committee-endorsed critical success factors against which it would assess the next audit firm to be appointed to provide statutory audit services with effect from 1 January 2028. At the conclusion of the audit tender in the summer, I expect the
Committee to recommend two audit firms to the Board, with the
Committee’s preference for the appointment of one of them.
An announcement will be made following the Board’s final
selection. I look forward to providing more details on the
outcome of this RFP process next year.
Legal
At each scheduled meeting, the Committee reviews a legally
privileged report given by the General Counsel on material
litigation, investigations and other material evolving legal matters. The Chief Compliance Officer (CCO) also gives us
updates. We monitor material and/or privileged investigations across the Group through to resolution. Where appropriate any corrective/mitigatory actions and lessons learned are discussed by the Committee.
Risk and assurance
Risk management: GSK has a well-established and mature risk
management and internal control framework which is described on pages 122 and 124. Throughout the year we have monitored
the risk management and risk management control system and
reviewed the effectiveness of the material controls, including financial, operational and compliance controls. The Committee continues to scrutinise how the framework operates and reviews refinements proposed by management to ensure it remains fit
for purpose and is sustainable.
We monitor a dashboard of all GSK’s principal risks and the
process by which they are identified and prioritised. Key
principal risk topics for the Committee to consider are
determined dynamically during the year, following reviews
undertaken at Risk Oversight and Compliance Council (ROCC)
meetings. During the year, in addition to the standing
information and cyber security item that I discuss later, this saw the Committee reviewing detailed principal risk plans and
mitigation activity updates for: data ethics and privacy, EHS, financial controls and reporting, legal matters, patient safety, research practices, and scientific and patient engagement.
The Committee discussed the annual risk review of principal
and emerging risks for the company, which is supported by
extensive analysis of external trends and insights, senior-level interviews and recommendations from risk management and
compliance boards and risk owners. Following this risk review, which I informed the Board and received its endorsement, we
agreed to add geopolitical and regulatory environment as a
principal risk from 2026. This change elevated its status from an emerging risk in 2025. and was informed by the outcomes from benchmarking of industry peers and other companies’
practices. In addition, the Committee has a standing agenda
item on emerging risks, that CCO and/or Committee members
can raise and discuss any relevant issues of interest or concern and elevate to the Board as required.
In my last report, I confirmed that the Committee had reviewed and agreed management’s approach to leveraging and aligning
our risk management and Internal Control framework to align to the UK Code Provision 29, effective 1 January 2026. During the year, the company has been focusing on refining, testing and implementing plans for our most materials controls, leveraging our existing US Sarbanes Oxley processes. These material
controls considers our strategy, long-term sustainability,
principal risks, regulatory requirements, stakeholder interests, responsible business strategy, and our risk management and
Internal Control framework including alignment with our risk rating guidance.
I look forward to reporting next year how the effectiveness of our risk management and Internal Control framework has been
monitored and reviewed during 2026.
Information and cyber security: This principal risk for GSK
remains a key oversight area for the Committee, for which
we continue to scrutinise the evolution and robustness of our
‘offence’ and ‘defence’ capabilities. The Chief Digital and
Technology Officer (CDTO), Chief Information and Security
Officer (CISO) and CCO present updates regularly on
information and cyber security, as well as assessments of the status of their associated key risk indicators (KRIs). We are joined by my Board colleague, Dr Vishal Sikka, for these
discussions.
Dr Sikka’s and the CDTO’s skills and experience, especially
those related to cyber security, are set out on pages 101 and
103 respectively.
Our CISO has spent his career building and leading technology teams across several functional areas, including cyber security and IT infrastructure for digital communications and healthcare companies. He was also responsible for establishing the cyber security function for Haleon plc before its demerger.
Our CCO focuses on ensuring a consistent and cohesive
approach across all aspects of the business and enterprise risk management. The CCO is also responsible for the Risk
Analytics and Monitoring organisation. He has previous
experience in creating a dedicated global risk office that
combines enterprise risk management and reporting activities for GSK.
The Committee has regularly assessed progress against our
multi-year Cyber Security Plan (Plan) which was updated in
2022 and benchmarked against the National Institute of
Standards and Technology Cyber Security Framework (NIST-
CSF). I have shared these assessments in my previous
Committee reports. I am pleased to confirm that by the end of
2025, the Plan’s remaining objectives and commitments to
continue to improve maturity, reduce risk and strengthen
controls across GSK have been delivered. A final external NIST-
CSF assessment is now in progress by specialist independent
cyber experts to validate our Tech team’s achievement of its overall cyber maturity target. This was set back in 2022 and is positioned in the upper quartile of our peers.
Given the ever-changing threat environment, the Committee
was pleased to observe in 2024 that the Tech team had been
recalibrating GSK’s cyber maturity goals to continue
to get ahead of such threats. As a result, we have transitioned from the one-time maturity-focused Plan to a continuous
threat-informed defence plan (evolved Plan). This is due to run until 2028, so I will continue to use my Committee reports to provide status updates on delivery against the objectives of the evolved Plan.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Board committee reports continued
The Committee also reviewed our approach to managing KRIs,
governance controls and remediation plans. Given the strong
performance of these KRIs to date, we discussed details of the plan presented by the CDTO and CISO, reviewing and refining
these metrics for 2026. This is designed to ensure continued
improvement to our approach to oversight through KRIs, while recognising areas of risk maturity. These updated KRIs will be implemented in phases, with the controlled introduction due
to be completed by the end of 2026. The Committee will monitor progress during the year.
AI use and governance: The Committee was pleased to track
the partnership between Tech and Legal & Compliance to
respond proactively to the evolving cyber-regulatory
environment by the creation of a dedicated regulatory task force to anticipate and address new global and local cyber-regulatory requirements. As part of this initiative, an advanced AI-driven platform is being developed to automate regulatory-change
monitoring across GSK’s markets, continuing to enhance
visibility and facilitate targeted, risk-based compliance planning and harmonisation.
Our Responsible AI framework helps us maintain clear guardrails as we scale adoption of AI across GSK to drive innovation,
growth and productivity to accelerate our purpose. The
Committee continued to review the work of the AI Governance
Council (Council) in overseeing the integrity and strength of these guardrails. During the year, the Committee discussed oversight of emerging AI systems trends and software. This included the design and development of AI agent (agentic) systems and,
critically, the governance controls and security standards
required for safe adoption, deployment and use in GSK such as ensuring that human oversight was embedded together with
escalation protocols. The Committee stressed that as a guiding principle management should keep in mind not only the
productivity and efficiency benefits that AI tools, software and systems could deliver for GSK, but also their limitations. The
Committee reiterated that strong AI governance was vital to
protecting GSK’s patients, employees, intellectual property and reputation by reducing safety, compliance and security risks. It also noted key achievements, including closing outstanding audit actions and introducing enhanced security standards for AI. The
Committee received a report from the General Counsel
highlighting the importance of monitoring the evolving AI-litigation landscape, and regulatory and enforcement trends, and of
incorporating lessons learnt from monitoring GSK’s AI processes.
In 2026, the Committee is looking forward to updates on how
the Council progresses its key focus areas, which include:
–strengthening controls for more autonomous, decision-
making agentic AI systems
–continuing to mature governance practices across the
business and
–completing an external benchmarking exercise to provide
independent assurance of management’s approach
Assurance: The Head of Audit & Assurance (A&A) – GSK’s
internal audit team – provides regular updates on internal audit matters, including progress against the Assurance Plan
endorsed by the Committee. During the year, we reviewed
briefings on a number of significant internal audits, including:
commercial audits in Asia; audits in the manufacturing and
global supply chain organisation; the management and
oversight of third parties in the company’s R&D research labs;
as well as other key areas across the enterprise. In doing so, the
Committee was pleased to review the assurance outcomes and
gained a good understanding of the proactive risk management across the organisation, clear monitoring practices and timely remediation of actions to address issues as they arose.
During the year, the Committee also reviewed an internal quality assessment by the A&A team to assess how it conformed with
new Internal Audit Standards, and to identify any gaps and
adjust processes as appropriate.
Internal control framework
The Board recognises its obligation to present a fair, balanced and understandable assessment of GSK’s current position and
prospects. It is accountable for evaluating and approving the effectiveness of GSK’s internal controls, including financial, operational and compliance controls, and risk management
processes.
We ensure the reliability of our financial reporting, and
compliance with laws and regulations, through our internal
control framework. This is a comprehensive enterprise-wide risk management model, which supports the Board to identify,
evaluate and manage the Group’s principal and emerging risks, as required by the UK Code. The framework is designed to
manage the risk of GSK not achieving its business objectives.
A fit-for-purpose framework – complemented by our corporate
culture and Speak Up processes – ensures that the risks
associated with our business activities are actively and
effectively controlled in line with our agreed risk appetite. We believe GSK’s framework provides reasonable, but not absolute, assurance against material misstatement or loss.
The Board mandates the Group’s Risk Oversight and
Compliance Council (ROCC) of senior leaders to support the
Committee to oversee risk management and internal control
activities. It also provides the business with a framework for risk management and escalation of significant risks. Risk
management and compliance boards (RMCBs) across the
Group promote the ‘tone from the top’ and establish our risk culture, and ensure effective oversight of internal controls and risk management processes.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Board committee reports continued
Each principal risk has an assigned risk owner, drawn from
senior management, who is accountable for managing the
principal risk with oversight from an ExCom member, which
includes setting and implementing risk mitigation plans.
Enterprise risk owners report every quarter on the status of the enterprise risk plan, internal control framework implementation, relevant external insights and emerging risks and mitigation within the period, with significant results reported to ROCC. An executive summary of quarterly risk reports is provided to the
Committee. This approach fosters dynamic, flexible and agile oversight, important in a volatile and uncertain external
environment. It also enables us to assess the effectiveness of our risk management strategies and controls for our principal risks. Our Compliance function assists the ROCC and RMCBs.
Compliance is responsible for advancing enterprise-wide risk management and for developing risk-based and ethically sound working practices. It also actively promotes ethical behaviours by enabling all employees to operate in line with our culture and ensure compliance with applicable laws and regulations.
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
In 2025, through the authority delegated to the Committee, the
Board conducted a robust assessment of the Group’s principal and emerging risks. This assessment, in line with the UK Code, included consideration of the nature and extent of risk the Board is willing to take to achieve GSK’s strategic objectives.
The Board, via the Committee, also oversaw the effectiveness of our internal control environment and risk management
processes across the Group for the whole year, up to the
approval date of this Annual Report. More detail about the
review of the Group’s risk management approach is discussed
in the Risk management section of the Strategic report on
pages 61 to 70.The management of each principal risk is
explained in Risk Factors on pages 260 to 268.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Board committee reports continued
Significant issues relating to the financial statements
In considering GSK’s quarterly financial results announcements and the financial results in the 2025 Annual Report, the
Committee reviewed the significant issues and management judgements in determining those results. It reviewed management papers setting out the key areas of risk, actions taken to quantify the effects of the relevant issues, and judgements made by management on the appropriate accounting required to address those issues in the financial statements.
The significant issues considered in relation to the financial statements for the year ended 31 December 2025 are set out in the following table, with a summary of the financial outcomes where appropriate. The Committee and the external auditor have discussed the significant issues addressed by the Committee during the year and the areas of particular audit focus, as described in the Independent Auditor’s Report on pages 161 to 164.

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

Revenue recognition, including returns and rebates (RAR) accruals
The Committee reviewed management’s approach to the timing of recognition of revenue and accruals for customer returns and rebates. The RAR accrual for US
Commercial Operations was £4.9 billion at 31 December 2025 and the Committee reviewed the basis on which the accrual had been made and concurred with management’s judgements on the amounts involved. A fuller description of the process operated in US Commercial Operations in determining the level of accrual necessary is set out in Note 3 to the Financial Statements, ‘Critical accounting judgements and key sources of estimation uncertainty’.

Provisions for legal matters, including investigations into various aspects of the Group’s operations
The Committee received detailed reports on actual and potential litigation from both internal and external legal counsel, together with a number of detailed updates on investigations into various aspects of the Group’s operations. See Note 46 to the financial statements ‘Legal Proceedings’ for more details. Management outlined the levels of provision and corresponding disclosure considered necessary in respect of potential adverse litigation outcomes and also those areas where it was not yet possible to determine if a provision was necessary, or its amount. At 31 December
2025, the provision for legal matters was £0.2 billion; see Note 32 to the financial statements, ‘Other provisions’ for more details.

Provisions for uncertain tax positions
The Committee considered current tax disputes and areas of potential risk and concurred with management’s judgement on the levels of tax contingencies required. At 31 December 2025, a tax payable liability of £0.5 billion, including provisions for uncertain tax positions was recognised on the Group’s balance sheet.

Impairments of intangible assets
The Committee reviewed management’s process for reviewing and testing goodwill and other intangible assets for potential impairment. The Committee accepted management’s judgements on the intangible assets that required writing down and the resulting impairment losses of £0.9 billion in 2025. See Note 20 to the financial statements, ‘Other intangible assets’ for more details.

Valuation of contingent consideration in relation to ViiV Healthcare
The Committee considered management’s judgement that it was necessary to increase the liability to pay contingent consideration primarily as a result of increases in sales forecasts, updated exchange rate assumptions and the unwind of the discount. After cash payments of nearly £1.3 billion in the year, at
31 December 2025, the Group's balance sheet included a contingent consideration liability of £5.4 billion in relation to ViiV Healthcare. See Note 32 to the financial statements, ‘Contingent consideration liabilities’ for more details.

ViiV Healthcare put option
The Committee reviewed and agreed the accounting for the Pfizer put option and concurred with management’s judgement on the valuation of the put option of £0.8 billion at 31 December 2025. The Committee noted the agreement reached with Pfizer and Shionogi on 19 January 2026 for the 11.7% economic interest in ViiV
Healthcare currently held by Pfizer to be replaced with an investment by Shionogi.
See Note 47 to the financial statements, ‘Post balance sheet events’ for more details.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Board committee reports continued
Effectiveness and quality of external
audit process
The Committee is committed to making sure that GSK receives
a high-quality and effective external audit.
In evaluating Deloitte’s performance during 2025, before
making a recommendation on its reappointment in early 2026,
the Committee reviewed its performance against the criteria
agreed at the beginning of 2025. The detailed criteria used to judge Deloitte's effectiveness as external auditor are available at gsk.com. These are based on the audit approach and
strategy, ensuring a high-quality independent audit, effective relationships and value for money.
We sought to ensure that Deloitte would deliver a smooth,
thorough and efficiently executed audit for 2025 and so
considered:
–the overall quality of the audit
–the independence of Deloitte
–whether Deloitte showed an appropriate level of challenge
and scepticism in its work
The Committee initiated an audit tender process in June 2025.
and invited Deloitte to participate. During this tender process, the Committee has been subjecting Deloitte to extensive
scrutiny. To avoid unnecessary duplication, the Committee
considered the outcomes of a short and focused audit
effectiveness review undertaken by management as part of the
2026 appointment process. The review focused on
assessment of four key areas:
–understanding of the business, and key risks
–communication and ways of working
–audit planning, (including resourcing, planning and
centralisation)
–professional scepticism and the quality audit judgement
In addition, the Committee considered the requirements FRC’s
Audit Committee and the External Audit: Minimum Standard,
where relevant, were met in 2025.
As Committee Chair, I regularly meet independently with the
audit partner. We also meet with the auditor privately at the end of each Committee meeting to discuss progress, as
appropriate.
The Committee monitors engagements with external
stakeholders relevant to our areas of oversight, including the
FRC and Securities and Exchange Commission.
The FRC Audit Quality Review (AQR) findings were published
during the year, although the audit of GSK 2024 Annual Report was not included as part of the AQR’s process. The Committee acknowledged the continuing strength the results of
inspections show, with 95% of Deloitte’s public interest audits rated as ‘good or limited improvements’ and, for a fifth
consecutive year, the FRC AQRs for Deloitte have improved.
Having reviewed the above feedback, and noted any areas for
further improvement to be implemented by the audit team for
2026, the Committee was satisfied with the:
–effectiveness of the auditor and the external audit process
–auditor’s independence, qualifications, objectivity, expertise and resources
The Committee therefore agreed to recommend to the Board
Deloitte's reappointment at the next AGM, and did so free from the influence of any third party.
Auditor’s reappointment

External auditor appointment
Last tender	May–December 2016
Transition year	2017
First shareholder approval of current auditor	May 2018
First audited Annual Report and 20-F	Year ending 31 December 2018
New lead audit engagement partner	2023
Current tender commenced	2025
Due to complete	2026
Due to take effect	2028
There were no contractual or similar obligations restricting the
Group’s choice of external auditor.
Audit tender
The Committee considers that, during 2025, the company
complied with the mandatory audit processes and audit
committee responsibility provisions of the Competition and
Markets Authority Statutory Audit Services Order 2014.
In June 2025 GSK commenced a formal external audit
contract tender process. The tender process is due to be
concluded in the summer of 2026. The successful audit firm
will then be appointed to provide statutory audit services with effect from 1 January 2028. More details are set out earlier in my report on pages 120 and 126.
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
the Sarbanes-Oxley Act of 2002. It observes the following core policy features on engaging the external auditor for non-audit services as set out on the next page:

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Board committee reports continued
Key features of GSK’s non-audit services policy:

Process
All non-audit services of more than £50,000 are put to
competitive tender with other financial services
providers, in line with the Group’s procurement
process, unless the skills and experience of the
external auditor make it the only suitable supplier.

Safeguards	Adequate safeguards are established so that the objectivity and independence of the Group audit are not threatened or compromised.
Fee cap
The total fee payable for non-audit services should
not exceed 50% of the annual audit fee, except in
special circumstances where there would be a clear
advantage in the auditor undertaking the additional
work.

Prohibitions	GSK’s policy includes a list of permitted non-audit services in line with the relevant regulations. Any service not on this list is prohibited.
Pre-approval
All non-audit services require pre-approval, as set out
in the table below, to ensure services approved are
consistent with GSK’s non-audit policy for permissible
services. This process ensures all services fall within
the scope of services permitted and pre-approved by
the Committee and does not represent a delegation of
authority for pre-approval.

	Value More than £50,000 Between £25,000 and £50,000 Under £25,000	Pre-approver Committee Chair and CFO Group Financial Controller Designate of the Group Financial Controller
Audit and other services comparison (£m)

2025	1.9

2024	2.2

2023	1.6

●	Audit services
●	Other Assurance services
A fee of £0.2 million was paid to the auditor in respect of GSK pension schemes in each of 2023, 2024 and 2025.
The fees paid to the company's auditor and its associates are set out above. More details are given in Note 8 to the financial statements, ‘Operating profit’, on page 184.
The Committee considered the level of non-audit services
incurred as part of its annual review of Deloitte’s
independence set out on the previous page, and was satisfied that the auditor continued to be independent and exercised
objectivity throughout 2025.
Fair, balanced and understandable
assessment
The need for an annual report to be fair, balanced and
understandable is one of the key compliance requirements for a company’s financial statements. To ensure that GSK’s
Annual Report meets this requirement, we have a well-
established and documented process governing the
coordination and review of Group-wide contributions to the
publication. This runs in parallel with the process followed by the external auditor. The Committee received a summary of
management’s approach to GSK’s 2025 Annual Report to
ensure it met the requirements of the UK Code. This enabled
the Committee, and the Board, to confirm that GSK’s 2025
Annual Report as a whole is fair, balanced and
understandable and provides the necessary information for
shareholders to assess the company’s position and
performance, business model and strategy.
Code of Conduct and reporting lines
We have a number of well-established policies (including a
Code of Conduct), which are available at gsk.com, together
with details of our confidential Speak Up lines for reporting and investigating unlawful conduct.
Charles Bancroft
Audit & Risk Committee Chair
4 March 2026

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Remuneration report

2025 was an exceptional year with GSK strengthening all
of the fundamentals of its strategy contributing to a TSR
of 41% for our shareholders over the year. In this
context, our performance assessments were considered
appropriate and underpin our commitment to rewarding
out-performance. We applied these principles to our CEO
succession process which highlighted the
need to continue our goal of moving to the median of our
global biopharma peer group
Wendy Becker, Remuneration Committee

Remuneration report contents include:	Page reference
Remuneration Committee Chair’s statement	127
2025 Executive Directors’ total remuneration	134
Pay for performance and operation of current Policy	136
Dear Shareholder
On behalf of the Remuneration Committee, I am pleased
DRAFT
to present our Remuneration report for 2025.
I am grateful to shareholders for supporting the new
Remuneration Policy (Policy) at the 2025 AGM, with more
than 93% support. This endorsed our move to review our
senior executive pay in the context of a global peer group
of 13 biopharma companies within a revenue and market
capitalisation range of 1/3 to 3x that of the company at the time of its adoption.
The revised approach has already proved appropriate, both in incentivising management to deliver excellent progress on all elements of our strategy and in the recruitment of a new CEO.
This is evidenced in the delivery of strong financial results and the excellent progress in R&D which have facilitated an
approximate 35% increase in share price during the course of the year with approximately 41% total shareholder return (TSR)
for 2025. This momentum has been maintained with a further
21% increase to £22.14 per share from the year end up to 25
February 2026.
The Chair explains the process we followed regarding CEO
succession on page 104, which included full consideration of external and internal candidates before we selected Luke
Miels.
The recruitment process reaffirmed the peer group we had
selected and our commitment to achieving total target pay
at the median level against this group over the next two to
three years. The Committee considers our peer group to be
appropriate for the foreseeable future and does not propose
any short-term revisions to it as a result of our improved
positioning within the group.
Progress and performance in 2025
In my last report, I outlined strong financial results for 2024 and I am very pleased to be able to report that that success has been built upon and reinforced with another strong year
of operational performance in 2025, with outstanding sales
and core operating profit growth and core EPS growth, driven by the strong achievement of our growing Specialty Medicines portfolio. This was delivered together with outstanding phase
III pipeline progress and five regulatory approvals taking the number of scale opportunities to 15.
Given this level of achievement, on top of similar levels of growth in the previous year, the Committee feels that the
outturn demonstrates the continued benefit of setting stretching targets and our focus on delivering out-performance. I was
particularly pleased to see the consistency of delivery in terms of both financial results and in respect of the pipeline reflected in GSK’s TSR with a material improvement in the share price
reinforcing the changes we made to the remuneration policy.
2025 Annual bonus
2025 was the first year operating the new bonus scorecard
introduced as part of the policy review with a 50% weighting applying to strategically important financial measures, 20%
to a new pipeline measure and 30% relating to strategic/
personal objectives.
The bonus is primarily focused on rewarding over-delivery
of financial performance against the targets set at the start of the year, with those targets generally being ahead of
external consensus forecasts at the time they were set.
The scorecard comprised a 25% weighting on each of sales
and core operating profit growth with a bonus outturn of 69.5%
and 59.3% of their respective maximums for the outgoing CEO
and the CFO (reflecting their different on-target starting point levels) for the financial elements of the bonus.
The new Pipeline performance measure was designed to
incentivise and reward ‘on-time in full’ delivery of our near-term outcome-based milestones across our priority assets and
business development objectives, and overall performance
was significantly above target. The Committee was very
pleased to be supported by the Science Committee which
reviewed performance against this measure from a scientific
perspective before the Committee reviewed the outturn of this measure. This resulted in an overall assessment of 86.25%
and 81.7% of maximum for the outgoing CEO and the CFO
respectively. The Committee also carefully reviewed
performance against the third element of the annual bonus –
the non-financial individual strategic and operational measures for the outgoing CEO and the CFO for 2025.
Emma Walmsley led the company through delivering
exceptional results in 2025 and I wanted to add my thanks to those delivered by the Chair in his report for her leadership and contribution and wish her every success for the future. As a Committee, we assessed her performance with the usual
scrutiny as part of the bonus scorecard. It was pleasing in

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Remuneration report continued
Emma's final year as CEO to see her excellent achievement
of not only her pre-agreed objectives but also successfully
absorbing the complexity of MFN and other industry issues
as well as providing full support to the CEO transition. On this basis, and after careful thought, we recognised this impact in her achieving maximum potential on the personal element of
her bonus. Our CFO also made significant contributions which the Committee also recognised. We have provided greater
detail on performance against each of their strategic and
operational objectives and achievements on pages 138 and
139 which show the outturn for the two Executive directors at
100% and 86.7% of maximum for the outgoing CEO and the
CFO respectively for this portion of their bonuses.
Before finalising the overall bonus outcomes, the Committee
took time to consider the broader performance of the company and the outgoing CEO and the CFO’s contributions. The
Committee was satisfied that the payouts were appropriate
given the exceptional financial and operational results for
2025, supporting delivery of our long-term strategy, and the
35% increase in share price performance.
When all bonus measures are combined, the final payout
against the maximum of 300% (on-target outgoing CEO 150%
and the CFO 100%) was c.246% of base salary for the
outgoing CEO (of which 146% of base salary was delivered in
shares deferred for three years), and c.216% of base salary for the CFO (of which 116% of base salary was delivered in
deferred shares), i.e. 82% and 72% of maximum respectively.
This compares to 2024 bonuses of 210% for the outgoing CEO
and 198% for the CFO (or 70% and 66% of maximum).
Long-term incentive (LTI) awards
With regards to the performance of our 2023 Performance
Share Plan (PSP) LTI award, this is the second grant made
under our previous Policy. The Committee was again very
pleased at the progress being made, particularly seeing the
continued improvement in TSR performance over the year of
41% (resulting from a 35% increase in the share price). Overall, approximately 82% of the total award under the 2023 grant
vested based on performance over the three-year period from
January 2023 to December 2025.
The grant had five measures, all of which vested to some extent with the details set out on page 140 of this report. In terms of
TSR, GSK ranked in 5th position against our former global
pharma peer group of ten companies (including GSK) for
relative TSR performance, resulting in above median
positioning for GSK and an element of vesting (12% of a
possible 30%) for this component.
A primary measure of success for any biopharma group is
the strength of its products and pipeline. Over the three-year performance period, the pipeline delivered maximum
performance i.e. 100% outturn. The Science Committee
provided scientific scrutiny of performance of this measure
prior to the Committee’s review of the outturn.
Before confirming the final total vesting level, the Committee considered the overall performance measure outcomes of
this PSP award, as well as the overall shareholder experience.
We agreed that, given the progress made, the outcome for the three-year period was appropriate.
Total variable performance pay for 2025
Overall, 2025 resulted in total variable performance pay at
82% of maximum opportunity for the outgoing CEO. This was
considered a fair reflection of the performance achieved. The
CFO’s performance pay resulted in a 77.7% achievement of
her maximum opportunity. The formulaic outturns for the
outgoing CEO and the CFO were, therefore, approved without
the exercise of any discretion.
Finally, in terms of the 2025 outturn, I would like to add some context to the increase in the figure for benefits in 2025
compared with 2024. This does not reflect any material
change in our practices and arises from two separate matters.
Following the tragic death of UnitedHealthcare’s CEO and
other similar tragic events, we, consistent with many other
global companies, commissioned an external review of the
security arrangements in place to safeguard our executives
and approved enhanced procedures in line with their advice.
This led to an increase in the total spend on improved security protection arrangements for our Chair (see page 146) and
Executive Directors following an increase to the threat
landscape. This is not currently anticipated to involve annual recurring expenses at this level but is included in the 2025 figures. In addition, certain medical expenses were incurred under our pre-existing arrangements.
Change in CEO
As announced in September 2025, GSK and Emma Walmsley
agreed that she would step down as CEO and a Director on
31 December 2025 but would remain an employee through
to 30 September 2026 during which time she is supporting the new CEO and Chair with an orderly transition, in particular, in considering the potential impact to GSK’s operating
environment arising from geopolitics and new technologies.
Her agreed departure terms are set out in the section headed
‘Leaving Arrangements’ on page 149 of this report. These
briefly comprise continued salary and bonus opportunity (at
on-target level) while she remains employed provided she
continues to deliver satisfactory personal performance, and
‘good leaver’ status under the rules of our incentive plans
consistent with the policy and her contractual terms.
She will remain subject to the 7.25x salary share ownership
requirement for two years after her departure (until September
2028) consistent with our Policy.
As part of her departure terms, it was agreed to preserve her right to certain medical support for her and her family for up to three years from her leaving date. This was consistent with her long-standing expectations.
Luke joined the Board as our new CEO on 1 January 2026.
His terms are provided on page 131 of this report. In summary, they comprise a starting salary of £1.375m (being
approximately 4% lower than that of Emma’s 2025 base salary
and 5.5% lower than the global biopharma peer group
median, putting his total pay in the lower quartile). He will broadly receive the same terms as Emma with a 1.5x salary for on-target bonus delivery (3x at maximum) and a 7.25x salary
PSP award level. He will also be subject to a 7.25x salary
share ownership requirement. His benefits have been aligned
with our current company practices.
The Committee feels strongly that this package as well as
the plan design underscores the importance of our current
shareholder approved Policy to move the incumbent CEO’s
total target pay to the median of the global peer group of
biopharma companies in a way that encourages out-
performance.
Luke’s positioning as CEO against his peers and versus the
outgoing CEO, can clearly be seen in the CEO Benchmarks
section on page 132 of this report.
The Committee is always led by performance first. Subject to satisfactory personal performance, it hopes to increase the
CEO’s package in increments to the median of the group by

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Remuneration report continued
2028. This is likely to be achieved through a combination of:
salary increases above the rate applicable to his UK
colleagues generally in each of the next three years; an
increase to the PSP grant level to 8x in 2027; and his annual grant level being subject to re-benchmarking and consultation as part of the 2028 Remuneration policy renewal process.
In line with the company’s long-standing practices, applicable to all employees, Luke will also receive for a limited period reimbursement of certain relocation expenses including flights and payment of shipping costs in locating to the UK.
Remuneration policy implementation for 2026
2026 Annual bonus and LTI performance measures
Given the fundamental strategic importance of continued
delivery of our pipeline and that 2025 was only the first year of the new scorecard’s operation, we will continue to operate the same measures for our Annual bonus.
The Annual bonus measures for 2026 will remain:

Measure	Weighting
Sales	25%
Core operating profit	25%
Pipeline	20%
Strategic, operational and Responsible Business (RB)	30%
Targets will continue to be set in the context of the Board’s priorities of continuing the transformation of the company,
fulfilling ambitious revenue targets and delivering sustained creation of shareholder value through financial ambition,
innovation and growth of the pipeline and continued
consideration of whether new technologies can both improve
our ways of delivering and enable us to deliver new things.
In managing all of these goals, we continue to focus on
navigating the geo-political landscape and embracing new
opportunities.
Both the scorecard measures and specific targets will be kept under review in subsequent years to ensure it remains relevant and aligned to the Board’s priorities.
We set out how the annual bonus Pipeline measure works
in full on page 137. In summary, it seeks to reward delivery of shorter-term, large, publicly reported R&D milestones for
GSK's priority pipeline assets, which together are expected to deliver the company's 2031 growth strategy. The Science
Committee supported our Committee in confirming the
appropriateness and stretch in the Pipeline measure.
Our 2026 PSP LTI measures will also remain:

Measure	Weighting
Relative TSR	40%
Sales	17.5%
Core operating profit	17.5%
Pipeline	17.5%
RB: Composite score	7.5%
These measures seek to reinforce over-delivery of our longer-
term growth strategy. The PSP LTI Pipeline measure is
differentiated to the Annual bonus measure as importantly it focuses on the value and volume achievement of the overall
pipeline supporting our 2031 growth strategy and beyond.
This measure will only vest, either in full or in part, if at the time of vesting the most recently governed and published 2031
growth strategy for sales remains at a specified level.
Our RB measure directly aligns and rewards delivery against
the company’s full RB programme. The Committee
appreciates the prior review of this measure by the Corporate
Responsibility Committee as the subject matter experts in
setting challenging longer term targets here.
You can read in detail about our continued progress in year, and our ambitions in the context of our six RB focus areas, on pages 45 to 56.
Path to ensuring competitive compensation
As mentioned at the outset of this statement, the Committee
wishes to ensure that total target pay for our senior executives are at the median against the peer group over the next two to three years. Given the caps on variable pay, this will require setting the base salary moderately above median level.
The Committee also always takes time to consider the internal relativities of pay in the Group and noted that the UK wider workforce annual increase was 3.3%. It was agreed that the
CFO’s performance merited a base salary increase of 3.3%
consistent with that level. The new CEO’s salary was set in
September 2025 at below the level of his predecessor, even
though this clearly resulted in the package initially being
further below the median. His salary is not due to be reviewed until December 2026. The outgoing CEO’s base salary will
remain unchanged during her employment for 2026.
For completeness, the Chair also received a 3.3% increase in line with the wider workforce. An explanation of changes to the
Non-Executive Director fees is given on pages 145 and 146.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Remuneration report continued
Thank you
Once again, I would like to take this opportunity to thank
shareholders for their support and engagement with our
new Policy. We were pleased to be able to engage with
the majority of the company’s shareholder register and
received very clear support for the current Policy. I would
like to congratulate all our people for all they have
achieved in 2025 and the delivery of another strong year of
performance, and thank my fellow Committee colleagues
for their support. Last but not least, I would also like to
thank colleagues on the Board from the Science and the
Corporate Responsibility committees for their continued
collaboration in supporting the Committee’s aim to set
stretching targets and in assessing performance against
them.
I welcome all shareholders’ feedback on this report ahead
of our AGM. We look forward to receiving your support for our
Annual report on remuneration at our Annual General Meeting
on 6 May 2026.
Wendy Becker
Remuneration Committee Chair
4 March 2026

2026 Executive Director remuneration summary
	Luke Miels (CEO)	Julie Brown (CFO)
Fixed remuneration
Salary	£1,375,000	£1,056,446 – 3.3% increase
Pension	7% (plus up to 3% of £66,666 if matched) Aligned to wider UK workforce
Performance pay
Annual bonus (% of salary)	Maximum opportunity: 300%
	On-target: 150%	On-target: 100%
LTI (% of salary)	Maximum: 725%	Maximum: 400%
	Threshold: 145%	Threshold: 100%
Share ownership requirement (% of salary)	725%	400%

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Remuneration report continued

CEO transition
Appointment arrangements for Luke Miels
Luke Miels joined the Board as CEO on 1 January 2026, as announced on 29 September 2025. Luke was not a Director during
2025, so no disclosures are required in the various tables in this report. Details of the appointment process the Board followed are outlined on page 104. Consistent with our aim to be transparent, the key terms of appointment are summarised for 2026 below.

Key terms	Summary
Starting salary
£1,375,000 with effect from 1 January 2026. This is likely to be subject to 10-12% salary increases in each of 2027 and
2028 to reach total target pay towards the median of our size-adjusted global peer group of biopharma companies

Standard benefits
In line with long-standing practices, these include reimbursement of certain relocation expenses, including flights and shipping costs etc (grossed up for relevant taxes). Private medical benefits are consistent with the company’s policies and do not envisage continuation following cessation beyond any notice period

Annual bonus
Annual bonus will be at the same level as the previous CEO, with an on-target level of 1.5x salary (maximum 3x salary)
and the same deferral terms. The annual bonus measures scorecard for 2026 is set out on page 142 of this report

Performance Share Plan (PSP)
A 2026 PSP grant will be made at the 2025 multiple level for the previous CEO of 7.25x salary. This is within the
Policy maximum of 8x salary approved at the 2025 AGM. We envisage moving to that level for the 2027 grant.
To reach the median of our peer group, it will require another increase in 2028. The performance measures for the 2026 PSP grants are set out on page 143 of this report

Share ownership requirements (SOR)	Consistent with our Policy, Luke’s SOR will be aligned to his PSP grant level, so is currently set at 7.25x for 2026 but is expected to increase to 8x in 2027

Luke currently holds 1,435,418.32 shares in respect of his new SOR, i.e. 7.25x his new base salary. This only includes shares held under any share plans once any performance conditions have been met and then only on a net-of-tax basis. He intends to retain shares arising from outstanding and new awards (other than to settle tax) until he reaches his new CEO SOR of 7.25x

Service contract
His service contract requires 12 months’ notice from either side and is generally consistent with that of the CFO, except that the opportunity was taken to update the contract to include specific provisions that permit the Board to make any termination payments on a phased basis and offset any remuneration from any succeeding role

Overview of new CEO’s 2026 remuneration package The following table compares Luke Miels remuneration to the outgoing CEO’s 2025 arrangements.
	Overview	Comparison with outgoing CEO	Trend versus outgoing CEO	Rationale
Base salary	£1,375,000	4.1% decrease on 2025 base	↓
Lower salary awarded on initial
appointment reflecting that Luke
is new in role
To achieve the agreed target of
delivering a median package will
require meaningful increases in
base salary over the next few years
as he develops into the role

Pension	GSK pension contributions or cash supplements of 7% of base salary and matching contributions of up to 3% on the first £66,666 of salary	Identical opportunity	→	Aligned with wider workforce in the UK

Annual bonus	On-target bonus of 150% with maximum of 300%	Identical opportunity	→	To incentivise the CEO to over-deliver and recognise execution of the business strategy on an annual basis

LTIs	2026: 7.25x base salary	Identical opportunity	→	To incentivise the CEO to over-deliver and recognise execution of the longer term strategy
	2027: 8x base salary	Increase is permitted under the Policy assuming performance merits it

SOR	7.25x base salary aligned to LTI multiple	Identical, aligned to LTI multiple	→	To align the interests of the CEO with those of shareholders

Details of the leaving arrangements for Emma are given on page 149

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Remuneration report continued
Understanding the new CEO remuneration package
We continue to believe in the fundamental principle of incentivising out-performance and penalising underperformance to support our performance culture and long term strategy. The Committee is driven by the need to ensure our Policy is aligned to support strategic delivery and that incumbents are paid appropriately to be retained and incentivised. While this section focuses on progression to peer group median, the Committee does not wish to slavishly follow the median and is also focused on individual performance and capability of senior executives. That said, the current discounts to our competitors are considered much too great and drive internal compression, and assuming continued strong performance, we would expect to move the policy over the next few years.
To that end, as provided for in the new Policy approved by shareholders at the 2025 AGM, the Committee’s objective is to ensure that the new CEO’s total target pay is set around the median of our size-adjusted global biopharma peers. The former CEO’s package for 2025 was set at c.82% of the median with a view to reaching median remuneration over the next few years, subject to performance. Setting a lower starting salary for Luke Miels, the new CEO, reflects that this is his first group CEO role. However, this means he is commencing his tenure even further below our peer group median at around 78%, given another year of peer group increase.
While the Board decided that Luke was the best available candidate regardless of the package other candidates could command, the Committee did note that several candidates earned considerably more than the outgoing CEO which reinforces our commitment, subject to ongoing performance, of moving to a competitive median level.
To meet the Committee’s longer-term objective, subject to Luke’s performance in role, this will require a c.26% salary increase if the bonus and PSP multiples remain unchanged. Over 2025, GSK has achieved a significant re-rating of its share price (up 35%)
which we committed to achieving prior to increasing the PSP award level to 8x. Given the re-rating, we proposed to increase
Luke’s PSP grant level to the current policy maximum of 8x salary in 2027. This reduces the gap to median (based on 2025 data)
to c20%. If his CEO PSP grant level is increased further beyond the current 8x maximum multiple at the next policy review in
2028, it would reduce the gap to the 2025 median further and better reflect our commitment to maintaining and further strengthening our performance culture. This will need to be confirmed against updated market data which we will share at our next formal consultation.
These forward projections to our peer group are all to 2025 data with no allowance for increases to constituent CEO peers’
packages or ageing of their data. Going forward, the Committee will be monitoring Luke’s performance, as he takes on his new role, and the competitiveness of his total target remuneration.
Competitive CEO remuneration
Median TDC (£m)
£8.4m
Key
Luke Miels, CEO - 2026
£8.8m

■	Salary
■	Annual bonus
■	LTI
Emma Walmsley, outgoing CEO - 2025
Size-adjusted global biopharma peers - 2025
£10.8m
£m
GSK CEO remuneration versus new peer group (2025 data)
Other
peers
Emma
Walmsley
Luke
Miels
Key

LTI
Bonus
Salary

17.5
15
12.5
10
7.5
5
2.5
0
Median

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

2025 remuneration at a glance

2025 Total remuneration

Emma Walmsley, outgoing CEO	Julie Brown, CFO

53%	47%	£4.17m

16%	84%	£10.56m

23%	77%	£9.73m

13%	87%	£15.68m

●	Fixed pay – salary, benefits, pensions and CFO buyout	●	Performance pay – annual bonus and vested LTIs

2025 Pay for performance
2025 Annual bonus outcome: Overall payout 82% and 72% of maximum for outgoing CEO and the CFO respectively

Measures	Performance
Total sales growth[1]		50.25 of 75%
42 of 75%
Core operating profit growth		54 of 75%
47 of 75%
Pipeline performance		51.75 of 60%
49 of 60%
Strategic and operational and RB		90 of 90%
78 of 90%

●	Outgoing CEO	●	CFO	●	Lapsed

2025 Annual bonus delivery

Emma Walmsley, outgoing CEO Overall bonus 246% of salary	246%

Julie Brown, CFO Overall bonus 216% of salary	216%

146%	100%

116%	100%

●	Shares deferred for 3 years	●	Cash

2023 LTI PSP outcome: Overall vesting 82% of maximum
Measures	Performance
Total sales growth[1,2]
Core operating profit growth[2]
Pipeline performance
Relative TSR
RB: environment

20% of a maximum 20%

20% of a maximum 20%

20% of a maximum 20%

12% of a maximum 30%

10% of a maximum 10%

●	Vested	●	Lapsed
(1)Total sales is referred to as Group turnover elsewhere in the report
(2) Excluding COVID-19 solutions

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Annual report on remuneration

2025 Executive Directors’ total remuneration (audited)

Fixed pay		Pay for performance

Salary Pension	Benefits Other	Annual bonus	LTI awards (2023 PSP award vesting)	Total remuneration

Read more on page 135

Read more on pages 136 to 139

Read more on pages 140 and 141
The following sections from this page to page 155 provide details of each element of ‘2025 Total remuneration’ and how the
Committee implemented the company’s shareholder-approved 2025 Remuneration policy during the year in terms of fixed and performance pay.

2025 Total remuneration (audited)

		Emma Walmsley, Outgoing CEO(1)		Julie Brown, CFO
	2025 £000	2024 £000	2025 £000	2024 £000
Fixed pay
Salary	1,431	1,363	1,023	990
Benefits	583	180	101	64
Pension	102	98	72	69
Other(2)	—	—	1,088	1,088
Total fixed pay	2,116	1,641	2,284	2,211

Pay for performance
Annual bonus(3)	3,520	2,855	2,209	1,955
Vesting of PSP LTI awards(4)	10,045	6,063	5,237	—
Total pay for performance	13,565	8,918	7,446	1,955

Total remuneration	15,681	10,559	9,730	4,166

(1)CEO succession: Emma Walmsley was succeeded by Luke Miels as CEO on 1 January 2026. Details of his remuneration for 2026 can be found on page 131. Details of the leaving arrangements for Emma are given on page 149
(2)Other: In 2025 Julie Brown received the last of two payments as part of her buyout arrangements in relation to her joining GSK from Burberry Group during 2023. The Committee sought to ensure that Julie was compensated on a like-for-like basis as far as possible. In fulfilment of these arrangements, the CFO purchased 22,500 GSK shares in June 2023
(3)Annual bonus: Comprises the total bonus (both cash and deferred shares under the Deferred Annual Bonus Plan (DABP)). Details of the mandatory
DABP deferrals for 2025 and 2026 are set out on page 151
(4)2023 Performance Share Plan (PSP) vesting in 2026: For the outgoing CEO and the CFO, the figure has been valued based on the closing price on 13
February 2026 of £21.65. The share price on 8 February 2023, one day prior to the date of grant for the outgoing CEO, was £15.01. The CFO joined GSK during 2023 and received her 2023 grant on 27 April 2023. The share price on 26 April 2023, one day prior to the date of grant, was £14.42. This award will not vest until April 2026. The final actual value of the amount the CFO received and any actual value attributed to share price appreciation over the performance period will be restated in the 2026 Annual Report. Of the vested amounts for the outgoing CEO and the CFO, £3.08 million (31%) and £1.73 million (33%) were attributable to the overall share price appreciation over the performance period respectively. Following consideration, the Committee did not exercise any discretion in relation to the vesting of the awards or share price appreciation, given that shareholders have also benefitted from this improvement

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Annual report on remuneration continued

Fixed pay 2025 and 2026 (audited)
Salary
The Committee is very aware of the sensitivity among stakeholders to levels of pay. Before setting or reviewing salary, it considered the average increases awarded to employees below Executive Director level and the multiplier effect of increases in base salaries on total remuneration opportunity. The Committee considered the wider economic context, individual performance and market positioning of the increases awarded. The table below sets out the base salaries and increases agreed for 2025 and
2026 for the Executive Directors compared to increases for the UK workforce.

	2025 and 2026 effective dates		% change			Salary £000
		2026	2025	2026	2025	2024
UK employees	1 April	3.3	3.3
Luke Miels	1 January	N/A	N/A	1,375	—	—
Julie Brown	1 January	3.3	3.3	1,056	1,023	990
Emma Walmsley	1 January	—	5.0	1,431	1,431	1,363
Benefits
This table provides an analysis of total benefits (grossed up for tax) received by the Executive Directors in 2025 and 2024.
The UK remuneration reporting regulations require the company to add into each Executive Director’s total benefits all items that are deemed by tax authorities to be a taxable benefit for them. These include employee benefits as well as business-related services provided to employees to assist or enable them to carry out their role, which a tax authority has deemed to be a taxable
‘benefit’ to the individual. Given these are business expenses, the company meets the tax that arises on them, so the items are shown grossed up for tax.
The overall spend on employee ‘Business-related services’ increased significantly in 2025 in addressing the advice resulting from an external security review most especially in respect of the CEO. This advice is in line with the actions of many industry peers to further improve security protection arrangements for our Executive Directors and the Chair (as can be seen from the table on page 146) following an increase in the external threat landscape at the end of 2024. This is not currently anticipated to involve annual recurring expenses at this level for these individuals. The increase in Emma Walmsley’s ‘Benefits available to employees’
is mainly attributed to family private medical support.

	Emma Walmsley		Julie Brown
		Benefits £000		Benefits £000
	2025	2024	2025	2024
Business-related services	400	77	55	25
Benefits available to employees	183	103	46	39
Total benefits	583	180	101	64
Pensions
Pension arrangements for Executive Directors are aligned with the wider workforce. They received GSK pension contributions or cash supplements of 7% of base salary and matching contributions of up to 3% on the first £66,666 of salary for 2025.
The table below shows the breakdown of the pension values included in 2025 Total remuneration on page 134.

Pension remuneration values	Emma Walmsley (£000)		Julie Brown (£000)
	2025	2024	2025	2024
UK defined contribution	7	7	—	—
Employer cash contributions	95	91	72	69
Pension	102	98	72	69

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Annual report on remuneration continued

2025 Pay for performance (audited)
Annual Bonus

Total sales growth 25%	Core operating profit growth 25%	Pipeline performance 20%	Strategic, operational and RB 30%	Annual bonus

●	Financial measures: 50%	●	Operational measures: 50%
2025 Annual bonus
The following table shows the Annual bonuses earned compared to the bonus opportunity for 2025:

	2025 and 2026 Bonus opportunity			2025 Bonus earned			2025 Bonus paid as (£000)
	Target (% of salary)	Maximum (% of salary)	2025 salary (£000)	% of Maximum bonus	% of Salary earned	Total 2025 bonus (£000)	Cash	Value of DABP share award
Bonus
Emma Walmsley	150	300	1,431	82	246	3,520	1,431	2,089
Julie Brown	100		1,023	72	216	2,209	1,023	1,186
Details of the mandatory deferral by Executive Directors into the DABP for the 2025 bonus are set out on page 151.
2025 Annual bonus performance
2025 Financial measures outcomes
Total sales growth

Threshold: 3.8%	Maximum: 9.8%

Target: 4.8%

50.25% of salary for outgoing CEO 42% of salary for CFO

Core operating profit growth

Threshold: 7.4%	Maximum: 13.4%

Target: 8.4%

54% of salary for outgoing CEO 47% of salary for CFO

2025 Financial performance
These targets were set following consideration of analyst consensus as well as internal budgets. Threshold and maximum performance was at 1% below and 5% above target growth respectively. The Total sales growth and Core operating profit growth targets and outcomes for the purposes of the Annual bonus calculation are based on CER.

2025 Financial performance
–GSK delivered strong performance in 2025 with strong sales, Core operating profit and Core EPS growth driven by momentum of the Specialty Medicines portfolio, across respiratory, immunology & inflammation, oncology and HIV. This was higher than the guidance provided at the start of the year and affirms delivery of GSK’s growth strategy for the period 2021-26
–Delivered full-year reported Group sales of £32.7bn (+4% AER, +7% CER)
–Specialty Medicines growth was 14% AER, 17% CER. Vaccines was stable at AER, but increased 2% CER. General Medicines was broadly stable with a decline 4% AER, 1% CER

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Annual report on remuneration continued
2025 Pipeline performance
This new element of the Annual bonus was introduced in 2025. It focuses on ensuring that executives have a direct link to the delivery of pipeline milestones. It was designed to incentivise and reward ‘on-time in full’ delivery of near-term outcome-based milestones across our priority assets and business development objectives. It reinforces alignment across the entire executive team.

Points achieved against milestones:

Threshold: 12.7 Points	Maximum: 59.0 Points

Target: 30.4 Points

Actual: 51.12 points 86.6% of maximum points –51.75% of salary for outgoing CEO –49.00% of salary for CFO

Target-setting and performance review process
These targets were set at the start of the year following the Science Committee’s review of the assets in the pipeline and the short-
term opportunities to accelerate them. For each of the launches and next-wave assets, key inflection points that could be achieved in 2025 were agreed by the Committee and set as the respective threshold, target and stretch deliverables. Each of those priorities were weighted and assigned points based on their contribution to peak-year sales or their ‘value potential’.
At the end of 2025, the Science Committee reviewed performance against the milestones during 2025 and recommended the following performance levels, which were subsequently approved by the Committee. Full details of the progress achieved by R&D in 2025 is provided on pages 12 to 32. (The full pharmaceutical and vaccine pipeline is set out on pages 32 and 255 to 259)

Overview of milestones achieved during the year by therapeutic area (including business development)	Total points for therapeutic area

Respiratory, immunology and inflammation (Asthma portfolio, COPD portfolio, camlipixant, Low-carbon Ventolin)	15.12 points

HIV (Cab ultra, N6LS, VH’499)	2.50 points

Oncology (Blenrep, B7-H3, B7-H4 and Jemperli)	12.50 points

Vaccines and Infectious Diseases (mRNA respiratory, Pneumococcal franchise, Men ACBWY, bepirovirsen, gepotidacin and tebipenem)	16.00 points

Commitments to Target and Phase II starts	5.00 points
Total points	51.12 points

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Annual report on remuneration continued
2025 Strategic, operational and RB performance
At the beginning of 2025, after agreeing GSK’s three-year plan for 2025-2027 and following review of the company’s long-term growth strategy and the Board’s priorities for the year ahead, the Committee agreed the financial bonus targets for the CEO and
CFO and set their individual strategic and operational measures for 2025. At year-end, after the Board’s review of GSK’s performance, the Committee received and considered specific performance assessment reports against the deliverables set for each Executive Director. These showed the extent of achievement against each deliverable. In completing its assessment, the
Committee also considered shareholder experience and external market valuation alongside performance outcomes.

Objectives	Achievement during 2025	Performance assessment

Emma Walmsley
Financial performance was strong with GSK delivering at the top end, of our twice upgraded guidance, closing the year with top line sales growth and core operating profit. GSK’s reshaped portfolio is demonstrating resilience with a strengthening contribution from Specialty Medicines. For the longer term and the achievement of the 2031 growth strategy, Innovation delivery and pipeline execution remained a core focus. GSK achieved five new FDA approvals, and the early and late-stage pipeline was strengthened with targeted BD and collaborations in technology and AI/ML. In addition to the targets set at the beginning of the year, Emma personally provided significant engagement and leadership for GSK on MFN and tariff management to ensure the conclusion of an agreement with the US government before the end of the year. She also contributed significantly to an effective and smooth CEO transition
The following table sets out her performance against her objectives

Deliver pipeline goals for priority assets
–Five out of five major FDA approvals were delivered in 2025 (Blujepa, Penmenvy, Nucala COPD,
Blenrep and Exdensur)
–Strong overall pipeline progress, with pipeline progression above target, notably for depemokimab
COPD, Nucala COPD, B7-H3, B7-H4, MAPS, bepirovirsen and gepotidacin
–15 scale opportunities expected to launch and contribute to sales before 2031 (previously 14, with
FGF21 added)
–Completed BD transactions to acquire assets in respiratory, immunology and inflammation, and oncology; several new material research alliances and partnerships established
Exceeded
Deliver Innovation sales	–Delivered Innovation Sales above Plan accounting for 23% of total sales. Material over delivery of Specialty and ViiV Innovation sales portfolio	Exceeded
Deliver financial Plan and effective external communication for the company
–Delivered the financial Plan exceeding guidance for 2025, driven by strong growth and increasing growth in Specialty, Oncology and HIV
–Significant focus on SG&A enabling improvement to the SG&A to sales ratio with Q4 restructuring charges absorbed in the plan
–Share buyback programme executed as per plan
Exceeded
Deliver digital, data and tech milestones
–Leveraged unique insight and connection to tech companies to drive continued AI capability embedding at scale in global functions, manufacturing, R&D and commercial with measurement of efficiencies achieved
–Excellent progress across the R&D data/AI technology goals driving improvements in cycle time, cost and attrition
–7,900 employees completed the Enterprise Digital Fluency training, local training at 50+ sites
–Two-day demonstration with the Board on AI/ML in action across the business
Exceeded
Meet Trust goals and protect and build GSK’s reputation
–Constructive engagement with governments and response to changes in macro-trading environment
–Global Health and Access ahead of goal
–Low Carbon Ventolin filing delivered in December 2025 and all commercial activities on track for launch in 2026
–Cyber maturity program exceeding commitments
–Highly effective external CEO communication and engagement building reputation and shaping of policy, including prevention, technology and access
Exceeded
Culture progress
–Embedded ‘Ahead Together’ culture with measurable progress on accountability and performance mindsets, notably in R&D
–Successfully launched the new Learning & Development Hub to deliver personalised learning via an integrated digital experience positioning GSK to accelerate capability development at scale.
Close to 60% of employees accessed in first two months
Fully met
GLT succession planning
–Personally led and invested in the management programme to ensure multiple strong internal and external candidates were identified and developed for all GLT roles for best in class succession culture
–CEO transition - providing support and development for incoming CEO
Exceeded
The Committee commended the outgoing CEO on her performance in her last year and determined that she had clearly exceeded her individual objectives and that 90% out of the 90% maximum should be attributed to her overall bonus

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Annual report on remuneration continued

Objectives	Achievement during 2025	Performance assessment

Julie Brown
Julie again delivered strong financial leadership and operational discipline in 2025, achieving significant overperformance against plan while advancing cyber security maturity and building a high-performing Finance
Leadership Team
The following table sets out her performance against her objectives

Deliver financial plan and guidance
–Delivered full-year financial over-performance including two upgrades during the year
–Maintained robust forecasting and resource allocation discipline supporting near- and mid-term growth
–Strategies were implemented successfully to manage tariffs and global pricing
Exceeded
Deliver path to competitive P&L and cash flow optimisation including through Tech
–Achieved competitive P&L structure through SG&A optimisation and analytics-driven decisions allowing additional capacity for R&D investments
–Improved profitability and cash conversion versus plan while enabling targeted investments behind key brands and productivity drivers
–Enhanced transparency and granularity in management performance reviews
–Identified and progressed top three technology enablement priorities in finance (forecasting AI,
Smart resource allocation, Agentic AI) and the traversal  AI enabled resource allocation program has gone live in five markets
Exceeded
Lead exceptional IR deployment
–Partnering with GLT to deliver the investor program strengthening engagement around our catalysts and improving quality of IR materials
–Held 94 investor engagements where she personally met with 100 shareholders (representing 45%
of ISC), 90 prospective holders and 24 sell-side analysts
Exceeded
Support execution of Cyber security plan and
–Strengthened protection against key threat vectors (ransomware, data theft, third-party risk operational tech and resiliency) through targeted projects. The cybersecurity programme has been successfully completed, delivering 129 projects in total, and is now transitioning to the BAU plan for 2026
Exceeded
Continue to build a high performing and high potential finance leadership team
–The Finance Leadership Team has been strengthened through successful onboarding, engagement, and succession planning. Step change delivered in Talent Management, Inclusion and Wellness and Ahead Together culture
Met
The Committee determined that the CFO clearly exceeded her individual objectives and that 78% out of the 90% maximum should be attributed to her overall bonus

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Annual report on remuneration continued
LTI awards

Relative total shareholder return 30%	Total sales growth 20%	Core operating profit growth 20%	Pipeline progress 20%	RB: Environment 10%	Total vested LTI
Vesting of 2023 PSP LTI awards
The targets for the 2023 awards were set in February 2023. In line with the Committee’s agreed principles, actual performance against each measure is carefully reviewed and adjustments are made, as appropriate. This ensures that the vesting outcome reflects genuine underlying business performance and has been delivered in line with our culture and values. The Committee did not deem it appropriate to exercise any discretion in relation to the vesting of the awards or due to share price changes since the grant of this award. Overall, 82% of the 2023 PSP awards vested against the targets set out below.

						Vesting level
Performance measures and relative weighting	Performance targets					% of maximum	% of award
Relative TSR (30%)		TSR ranking within comparator group (10 companies)		% vesting		40	12
	Maximum		1st, 2nd, 3rd	100
			4th	70
			5th	40
	Threshold(1)		Median	25
			6th or below	0
	(1) The median vesting threshold falls between two companies.
Total sales growth (20%)	Recognises the importance of the company's commercial ambitions with regard to sales growth. The measure vests in accordance with the same vesting schedule as for core operating profit (shown below), Growth for the performance period is calculated using constant exchange rates (CER) and excluding COVID‑19 solutions), with a target of £90.08bn					100	20
Core operating profit growth (20%)	Recognises the importance of the company's commercial ambitions with regard to operating profit growth. Growth for the performance period is calculated using CER, excluding COVID-19 solutions, with a target of £28.03bn					100	20
		Performance vs target		% vesting
	Maximum		105%	100
			103%	75
			100%	50
	Threshold		99%	25
			<99%	0

Pipeline progress (20%)
Targets strengthening our pipeline through progression of high-quality assets into pivotal trials and the achievement of regulatory approvals in major markets. The points are allocated on achievement of these two equally weighted elements of 10%

	Measure	Threshold 25%	50%	75%	Maximum 100%
	Pivotal trial starts	12	14	16	20	100	20
	Major regulatory approval milestones	17	19	20	22	100

RB: Environment (10%)
Recognises the importance of our Responsible Business priority and ambitions of having a
Nature Net positive and Climate Net Zero impact by 2030. The measure includes six key performance measures (3x Climate ambitions and 3x Nature ambitions)

	100% vesting	Every measure must have been achieved, and at least two of the six measures, at least one in Climate and one in Nature, must have exceeded their targets at the end of 2025				100	10

Total vesting in respect of 2023 PSP awards							82

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Annual report on remuneration continued
Pipeline progress (2023-25): Overview of assets contributing to outcome of this measure

	Points achieved	Assets contributing to outcome achieved
Pivotal trial starts	28	bepirovirsen, dostarlimab, Blenrep, tebipenem, camlipixant, Q4M ULA PrEP, niraparib, Low Carbon Ventolin, Benlysta, depemokimab, B7-H3 ADC iv, IDRX-42 oral, and FGF21
Major regulatory approval milestones	24	gepotidacin, RSV OA PreF3, Men ABCWY, dostarlimab iv, momelotinib, Blenrep, mepolizumab, depemokimab and cab LAP im
2023 PSP performance outcome by Executive Director

	Granted	Vested(1)	Value of vested shares(1) (£000)
Emma Walmsley(2)	501,927	463,962	10,045
Julie Brown(3)	264,026	241,871	5,237
(1)The number of shares that vested and the value they represented at vesting includes dividend reinvestments during the performance period. These are based on the vesting price of £21.65 on 13 February 2026
(2)The outgoing CEO’s award was made on 9 February 2023 when the share price was £15.01.
(3)The CFO joined GSK during 2023 and received her 2023 grant on 27 April 2023 when the share price was £14.42, this award will not vest until until April
2026. The final actual value of the amount received and any actual value attributed to share price appreciation over the performance period will be restated in the 2026 Annual Report.
2025 LTI grants
The 2025 DABP awards, in respect of the deferral of 2024 bonus, and the 2025 PSP awards are set out below.

		2025 DABP awards				2025 PSP awards
	% of total 2024 bonus deferred	Number of shares	Face value of award(1) £000	Award level as % of base salary	Face value of award(3) £000	Number of shares
Emma Walmsley(2)	52	103,980	1,492	725	10,373	722,873
Julie Brown	50	68,129	978	400	4,091	285,072
(1)The face values of the DABP and PSP awards have been calculated based on a share price of £14.35, being the closing price on 17 February 2025 (the day before the grants). DABP awards are nil-cost options for the Executive Directors. No performance conditions are attached to the DABP awards, because they reflect the mandatory three-year deferrals in respect of the Annual bonus for 2024
(2)The 2025 PSP award of 725% of base salary for the outgoing CEO was delivered via two grants. An initial grant of 575% of base salary was made in
February 2025 and a top-up award was granted in May 2025 of the balance of 150% of base salary (following shareholder approval of the 2025 remuneration policy at the company’s 2025 AGM). The top-up grant was calculated based on the same share price as the original grant of £14.35. The initial grant will vest in February 2028 and the top-up will vest in May 2028, and is otherwise on the same terms
(3)The performance period for the 2025 PSP awards is from 1 January 2025 to 31 December 2027. Awards vest at 20% for the outgoing CEO and 25% for the CFO of maximum for threshold performance

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Annual report on remuneration continued

2026 Performance pay
2026 Annual bonus measures

Total sales growth 25%	Core operating profit growth 25%	Pipeline performance 20%	Strategic, operational and RB 30%	Annual bonus award

●	Financial measures: 50%	●	Operational measures: 50%
Target-setting
Following careful review of performance towards GSK’s 2031 growth strategy at the end of 2025 and pipeline progression, the three-year plan for 2026-2028 was set. The Board then agreed the guidance for the year ahead and the key priorities for the new
CEO and the CFO. The Committee then considered these carefully together with current consensus expectations, before setting the Executive Directors’ targets for the year ahead.
Inevitably, targets linked directly to our financial and strategic plan are commercially sensitive. So, the Committee does not consider it appropriate to disclose these targets until the end of the year. To disclose them earlier may result in competitive harm.
Details will be disclosed in the 2026 Annual Report. The targets and outcomes are calculated based on CER.
Measures

Total sales and Core operating profit growth
These targets are set following the Board’s annual planning process and consideration of analysts’ consensus, to ensure that the targets are sufficiently stretching and support the Committee’s aim to incentivise and reward over-
performance

Pipeline performance
This element is focused on ensuring that executives have a direct link to the delivery of our pipeline milestones. It is designed to incentivise and reward ‘on-time in full’ (OTIF) delivery of near-term outcome-based milestones across our priority assets and pipeline acceleration and responsible business objectives. It also creates alignment across the full Executive team
Priority assets represent major launches and next-wave programmes expected to deliver commercial success both in the near and mid-term and beyond
For each of the major launches and next-wave assets, key inflection points which are expected in 2026 have been set as the respective thresholds, targets and stretch deliverables, with those priorities weighted and assigned points based on their value potential (i.e. contribution to peak-year sales). Points will then be awarded in each case based on the milestones actually achieved for the relevant assets. 82% of points are available for priority assets and 18% for early pipeline acceleration and responsible business.
The schedule of assets contributing to this measure for 2026, and their prioritisation were reviewed and approved by the Science Committee before being agreed by the Committee. The 2026 assets are:

	–Bepirovirsen	–MAPS
	–Blenrep	–Mocertatug rezetecan
	–Camlipixant	–mRNA
	–Depemokimab	–Risvutatug rezetecan
	–Efimosfermin alfa	–Tebipenem
	–HIV: CMC ULA PrEP; Q6M Tx & Q6M PrEP	–TSLP
	–IL33	–Velatinub
–Jemperli
The milestones achieved during the year (including business development) will be disclosed by therapeutic area:
	–Respiratory, immunology and inflammation	–Oncology
	–Infectious diseases	–HIV

in the 2026 Annual Report together with the resulting bonus multiplier and the total points achieved (including for business development). The progress achieved will be reviewed by the Science Committee before the
Committee agrees the remuneration outcomes

Strategic, operational and RB
The CEO and CFO’s key deliverables are agreed in principle by the Board before being set by the Committee in
January each year. They focus on supporting delivery of our performed guidance for the year, and towards the ultimate delivery of our medium- and longer-term strategic goals to 2031 and beyond

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Annual report on remuneration continued
2026 Performance Share Plan measures

Total sales growth 17.5%	Core operating profit growth 17.5%	Pipeline sustainability 17.5%	RB: Composite scorecard 7.5%	Relative TSR 40%	Performance Share Plan award

●	Financial measures: 35%	●	Operational measures: 25%	●	Shareholder alignment: 40%
Target-setting and measures

Total sales and Core operating profit growth
These targets are set following the Board’s annual
planning process and consideration of analysts’
consensus to ensure that the targets are sufficiently
stretching and support the Committee’s aim to
incentivise and reward over-performance. The
targets are commercially sensitive at the time of
grant.
		Performance vs target	Proportion vesting
	Below threshold	<99% of target	Nil
	Threshold	99% of target	CEO: 20%, CFO: 25%
	Target	100% of target	50%
		103% of target	75%
	Maximum	105% of target	100%

Pipeline sustainability
The Annual bonus Pipeline performance measure focuses on OTIF delivery of near-term milestones for priority assets that are expected to contribute to the growth in sales by 2031. The PSP measure focuses on GSK’s replenishment of the pipeline and longer-term pipeline performance. For inclusion, a programme must be either a New Moleculer Entity (NME), or a new indication that adds £0.5bn to peak-year sales. Programmes approved and launched during the three-year window will contribute to the total number of assets and to the sales contribution. It is based on a matrixed assessment of:
–pipeline sales contribution to GSK’s long-range forecast (LRF) strategy. The target and vesting will each be based on 10-
year net risk-adjusted sales forecast i.e. the 2026-2028 target based on the 2035 LRF, and vesting based on the 2038 LRF
and
–the number of programmes in Phase 2 and 3, and Registration and Approval
This element of the PSP will only vest, either in full or in part, if at the time of vesting the most recently governed and published 2031 growth strategy for sales remains at a specified level. At the end of the period, a list of the programmes added or removed during the period will be disclosed. However, the pipeline sales contributions in the 2035 and 2038 LRFs and the assessment matrix will not be disclosed, because they are commercially sensitive. For the achievement of threshold performance for both the pipeline sales contribution and the number of programmes, the vesting proportions shall be 20% for the CEO, and 25% for the CFO

RB: Composite scorecard
The composite scorecard focuses on all the RB metrics within the Responsible Business Performance Rating. The rating is reported on in detail in each year’s Annual Report, with the scorecard providing a balanced assessment of performance against all our RB priorities. More details on the Rating and performance in 2025 are given on page 46. Performance will be calculated by aggregating the annual performance across all the individual annual metrics within the rating for the three years of the PSP performance period

	Performance		Vesting schedule
	70% or more of all metrics are on track		100%
	60% of all metrics are on track		75%
	50% of all metrics are on track		50%
	Less than 50% of all metrics are on track, but progress is being made because at least 50% are either on track, or on track with work to do (the ‘threshold’ vesting level)		CEO: 20%, CFO: 25%

	Less than 50% of all metrics are either on track or on track with work to do, the rest (i.e. more than 50%) are off track		Nil

Relative TSR
Performance against our global biopharma peer
group of 13 companies (set out on page 147) will be
assessed using a percentile vesting approach. This
compares GSK’s actual TSR performance with that of
our peers. Threshold is at median performance and
maximum 100% vesting is set at upper quintile
performance. Vesting levels between median and
upper quintile are determined on the basis of
a straight-line interpolation
	TSR performance		Vesting schedule
	Above upper quintile		100%
	Upper quintile		100%
	Between median and upper quintile		Straight-line interpolation
	Median (threshold vesting)		CEO: 20%, CFO: 25%
	Below median of peer group		Nil

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Annual report on remuneration continued
2026 LTI grants
The table below provides details of:
–the mandatory deferral of the 2025 Annual bonus earned and delivered as a DABP share award. The shares awarded have no performance conditions, but must be held for three years, regardless of continued employment, and
–2026 awards granted under the PSP

			2025 awards			2026 awards
	DABP					PSP
	2025 bonus deferred into shares (% of salary)	Number of shares	Face value of award (£000)	% base salary	Number of shares	Face value of award (£000)(1)
Luke Miels	56	27,962	601	725	463,662	9,969
Julie Brown	116	55,178	1,186	400	196,548	4,226
Emma Walmsley(2)	146	97,160	2,089	—	0	0
(1) The share price used to calculate the face value of the award was £21.50 which was the closing share price on the day prior to the date of the grant (11
February 2026)
(2) Emma Walmsley did not receive a PSP award in 2026

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Annual report on remuneration continued

Non-Executive Directors’ fees
The company aims to provide the Chair and other Non-Executive Directors with fees that are competitive with those paid by other companies of equivalent size and complexity, subject to the limits contained in the company’s Articles of Association.

2025 and 2026 Non-Executive Directors’ fees
The Non-Executive Directors’ fees that applied during 2025, and which will apply for 2026, are set out in the table below.

		Per annum
	2026	2025
Chair fee	£826,400	£800,000
Standard NED annual fee	£122,258	£122,258
Supplemental fees
Chair of the Audit & Risk Committee	£80,000	£80,000
Chair of the Remuneration Committee	£80,000	£40,000
Senior Independent Director	£50,000	£50,000
Scientific & Medical Experts (to be expanded to Science, Specialty Tech and Medical Experts)	£30,000	£30,000
Chairs of the Corporate Responsibility and Science committees	£55,000	£40,000
Chair of the Nominations & Corporate Governance (when not the company Chair) and, when appointed, Workforce Engagement Director	£40,000	£40,000
Members of the Audit & Risk, Corporate Responsibility, Remuneration and Science committees	£25,000	N/A
Science Committee members undertaking significant additional responsibilities on behalf of GSK	Up to £200,000	Up to £200,000
Annual Chair and Non-Executive Directors’ fee review
Following the update to the company’s remuneration policy
and the adoption of the new size-adjusted global biopharma
peer group in 2025, the Board considered it appropriate to
apply a consistent approach and to review the Non-Executive
Directors’ (NED) fees against the same peer group given the
desire to ensure that the company is able to recruit and retain
NEDs globally of the calibre necessary to support its continued
growth. The Board’s composition reflects the global operations of the company and is currently 64% US, 27% UK and 9% rest
of the world. The Board noted the guidance from investor
groups, including the Investment Association, which stressed the importance of ensuring that NED fees were adequate to
secure and remunerate NEDs appropriately.
NED fees
The review identified that NED fees were significantly less than the new peer group median; in some cases with NEDs
receiving less than 50% of the peer median and in certain
cases less than 75%. The main differences were in terms of
the payment of committee membership fees and the inclusion
of a specific equity component at many of the peer
companies. Following careful consideration, noting the
improved company performance, and with additional
reference to benchmark data for UK FTSE Top 10 companies,
it was agreed to seek to reduce the gap to the new peer group median by making the following changes to the Board fee
structure:
–Introduction of Committee Membership fee of £25k per
annum for members of the Audit & Risk (ARC),
Remuneration, Corporate Responsibility (CR) and Science
committees. However, membership fees will not be
introduced for the Nominations & Corporate Governance
Committee at this time
–Alignment of the Remuneration Committee Chair’s fee
(currently £40k per annum) to that of the ARC Chair at £80k
per annum given that, following a review of the workload and responsibilities, both roles involve a similar level of expertise and time commitment from the NED carrying them out
–Increase to the committee chair fee for Chairs of the CR and
Science committees from £40k to £55k per annum
–Supplemental fee paid to Science and Medical Experts to
be expanded to cover Science, Specialty Tech and Medical
Experts to include AI/ML and cyber technical expertise or
equivalent future specialisms as required by the Board. This fee recognises the expertise and additional time
commitment these Board members provide to support the
CSO, CFO and/or other members of the executive team in
connection with projects and reviews, as required
These changes will not completely eliminate the gap to
median, but will move GSK NED fees considerably closer to
that level. It is proposed to address this further over time, subject to performance of the business in line with the
approach adopted for Executive remuneration.
The NEDs are currently required to build towards a Share
Ownership Requirement (SOR) of 1x their base NED
fee. Recognising that the global biopharma peer group fee
structure typically involves a greater element of shares, it is proposed that the SOR is doubled to 200% of their base fee.
This will ensure that NED fees are further aligned with
shareholders’ interests; and aligns with the recent policy
update from the Investment Association and the FRC’s UK
Code. NEDs will normally be expected to invest 50% of their
after-tax total fees in GSK Shares or ADSs (to be retained until they leave the Board) until such time as they achieve their
SOR. Details of current positioning of NEDs shareholding
against their 1x SOR are given on page 152.
Given these changes, it is not proposed to increase the NED
base fee this year in line with the wider workforce increase of
3.3% in the UK and 3.4% in the US. NED fees will continue to

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Annual report on remuneration continued Non-Executive Directors’ fees continued
be reviewed on an annual basis against the new size-adjusted global biopharma peer group. It is expected that an increase may be made to the NED base fee in 2027 subject to company
performance.
NED fees are reviewed by the Chair and CEO in conjunction
with the rest of the Board.
Chair fees
The Chair’s fees are reviewed by the Remuneration Committee
and, following review, it was agreed to increase the Chair’s fee by 3.3% in line with the rate applicable to the wider UK
workforce. The Chair’s SOR will be maintained at 100%. The
Chair has continued to invest in GSK since his appointment,
his current holding is over 200% of his fees.
Implementation
Two additional resolutions will be proposed at the company’s
AGM in May 2026 to facilitate these changes, namely to:
–amend the company’s Remuneration policy (Policy) in
respect of NED fees to authorise the introduction of
committee membership fees, and to extend the
supplemental fees payable to members of the Science
Committee to include NEDs with AI/ML and Specialty Tech
expertise and other such skills beyond Science Committee
membership. The revision to the Policy will also increase the
NED SOR from 1x to 2x their base fee and include the
standard policy wording, which permits the Board to review
and change the components of NED fees from time to time.
–update the company’s Articles of Association to remove the
aggregate cap on NED fees and to specify that fees will be
determined by the Board in line with the Policy.
It is not proposed to implement these changes until after these resolutions have been passed at the AGM, at which time they
would take effect retrospectively from the start of the year,
1 January 2026.

2025 Total Non-Executive Director fees (audited)
The audited table below sets out the value of fees and benefits received by the Non-Executive Directors. Fees paid in a currency other than Sterling are converted using an average exchange rate that is reviewed from time to time. The average exchange rates were updated in 2025. In 2025, fees were converted to US Dollars using an exchange rate of $1.2813. Benefits comprise the grossed-up cash value of travel and subsistence costs incurred in the normal course of business, in relation to attendance at
Board and committee meetings, and in fulfilling their role.

Non-Executive Directors’ emoluments (000) (audited)			2025			2024
	Fixed fees	Benefits	Total pay	Fixed fees	Benefits	Total pay
Sir Jonathan Symonds(1)	£800	£33	£833	£764	£17	£781
Elizabeth Anderson	$157	$43	$200	$147	$59	$206
Charles Bancroft	$323	$31	$354	$308	$25	$333
Dr Hal Barron	$413	$49	$462	$396	$66	$462
Dr Anne Beal	$208	$40	$248	$197	$58	$255
Wendy Becker(2)	£202	£—	£202	£145	£12	£157
Dr Hal Dietz	$247	$37	$284	$234	$41	$275
Dr Jeannie Lee	$195	$29	$224	$152	$14	$166
Dr Vishal Sikka(3)	$157	$85	$242	$147	$25	$172
Dr Gavin Screaton (from 1 May 2025)	£102	£6	£108	—	—	—
Retired Directors
Dr Jesse Goodman (until 7 May 2025)	$69	$14	$83	$185	$43	$228
(1)The overall benefits for the Chair for 2025 increased in part due to a decision, in line with many industry peers, to improve his security protection arrangements following an increase in the external threat landscape
(2)The Remuneration Committee Chair, Wendy Becker, was awarded the additional fee supplement of £40,000 in 2025. This was in recognition of her significant investment in the Remuneration Policy renewal and engagement process, and for her support to the Chair and the SID in the overall design and operation of the CEO succession process. The Remuneration Policy review process involved over 60 meetings with investors and proxy advisers and considerable time in planning and preparation which far exceeded the time and commitment levels anticipated when setting the Remuneration
Committee Chair’s fee
(3)Dr Vishal Sikka’s benefits in 2025 include reimbursement for 2023 ($40,573) and 2024 ($32,641) travel costs for 2022, 2023 and 2024 incurred since his appointment in 2022

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Annual report on remuneration continued

Remuneration governance
Committee’s role and membership
These details are available on page 107 of this report and are incorporated by reference into this remuneration report. The Chair,
CEO, Chief People Officer, Head of Reward, Group Financial Controller and the Company Secretary assisted the Committee during the year.
Committee’s focus during 2025

Items discussed
Remuneration policy
–Finalised and proposed 2025 Remuneration policy to shareholders, which were overwhelmingly approved by shareholders at the 2025 AGM.
–Consulted with shareholders and proxy advisers. This included consideration of feedback from a number of one-
to-one meetings with investors and the Company Chair and Committee Chair and a group meeting with investors at our Governance event

Remuneration requirements for CEO succession
–Considered remuneration for the successful CEO candidate ahead of conclusion of the CEO succession process
–Finalised the new CEO’s remuneration, taking account of the successful candidate’s personal circumstances, and finalised the transition arrangements for the outgoing CEO

Remuneration for new Executive Committee (ExCom) members	–Agreed the compensation arrangements for the new ExCom members
Fixed pay
–Considered Executive Director and the former GLT (now ExCom) members’ performance, benchmarking competitiveness against GSK comparator groups
–Reviewed GLT and Company Secretary salary recommendations for 2025
–Reviewed Executive Director salary recommendations for 2026
–Reviewed company Chair’s fees for 2025

Pay for performance: Annual bonus	–Reviewed Executive Director and ExCom 2024 bonus recommendations and set 2025 Executive Directors’ bonus objectives
LTI plans	–Considered the LTI performance outcomes and award vesting level for the CEO, Executive Directors, ExCom and below –Confirmed LTI grants for Executive Directors, ExCom and below for 2025

Governance and other areas of focus
–Reviewed remuneration considerations and Committee programme for 2025 and 2026
–Undertook Committee evaluation and reviewed our Terms of Reference
–Approved 2024 Remuneration report, including the proposed 2025 Remuneration policy
–Confirmed 2025 Group budget for remuneration purposes
–Considered AGM and Remuneration report and policy feedback, the external remuneration environment and performance target disclosure for incentive plans

Global biopharma peer group
The global biopharma comparator group is set out below.

Global biopharma peer group
Amgen AstraZeneca Bayer Bristol-Myers Squibb CSL	Gilead Merck KGaA Moderna Novartis Pfizer	Roche Holding Sanofi Takeda

Adviser to the Committee
Following a review of remuneration advisory services, FIT Remuneration Consultants (FIT) was appointed as the Committee’s sole remuneration adviser from June 2025. During the year, fees charged by FIT were £153,100. Fees paid to Willis Towers Watson plc
(WTW), as a joint adviser to the Committee up to June 2025 were £64,000. WTW continues to provide additional market data services to the company. The Committee selects advisers on the basis that they are members of the Remuneration Consultants
Group and operate under its code of conduct for executive remuneration consulting. This can be accessed at
remunerationconsultantsgroup.com.
No engagement partners or teams who provide remuneration advice to the Committee have current connections with the company or its Directors that may impair their independence. The Committee regularly reviews the arrangements for potential conflicts and, where appropriate, ensures safeguards are in place.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Annual report on remuneration continued Remuneration governance continued
Executive Directors’ service contracts
The table below sets out the dates of the Executive Directors’ service contracts, which are available at the company’s registered office and on gsk.com.

	Date of contract	Effective date	Expiry date
Luke Miels	23.10.25	01.01.26	N/A
Julie Brown	25.09.22	01.05.23	N/A
Emma Walmsley(1)	29.03.17	01.04.17	30.09.26
(1)On 29 September, the company and Emma Walmsley announced that she would step down as CEO and a director from 31 December 2025 and as an employee from 30 September 2026
Non-Executive Directors’ letters of appointment
Non-Executive Directors have letters of appointment, which are also available to view at the company’s registered office. Each independent Non-Executive Director is expected to serve on the Board until the end of the AGM following the third anniversary of their appointment, provided that they are elected and subsequently re-elected annually. Subject to mutual agreement, they may serve a further one-, two- or three-year term, depending on the needs of the Board.
Executive Directors’ external appointments
The company recognises that Executive Directors may be invited to become non-executive directors of other companies. Such appointments can broaden their knowledge and experience to the benefit of the company. Executive Directors are entitled to retain any fees received from such appointments.
Julie Brown is an independent non-executive director of Diageo plc. Emma Walmsley, the outgoing CEO, was an independent non-executive director of Microsoft Corporation throughout 2025.
Malus and clawback
In the event of a ‘triggering event’ (i.e. significant misconduct by way of violation of regulation, law, a significant GSK policy, such as the Code of Conduct, or a material misstatement or restatement of results, or serious reputational damage), the company will have the ability to claw back up to three years’ annual and deferred bonuses as well as vested and unvested LTIs. GSK may specify additional ‘triggering events’ and/or different clawback periods where required to do so by regulatory requirements, including the rules of any government or regulatory authority or relevant securities exchange. The company has chosen a three-
year backward period to exercise clawback because it aligns to the length of our LTI grant performance periods, while providing sufficient time to identify and address any issues that may arise.
Following due consideration by the Committee, there has been no recovery of sums paid (clawback) or reduction of outstanding awards or vesting levels (malus) applied during 2025 in respect of either the outgoing CEO or the CFO.
The Committee reviews and discloses whether it, or the Recoupment Committee, has exercised malus or clawback. Disclosure is only made when the matter has been the subject of public reports of misconduct, where it has been fully resolved, it is legally permissible to disclose and where disclosure can be made without unduly prejudicing the company and therefore shareholders.
In line with these disclosure guidelines, there were no matters to report from 2025.
Statement of consideration of shareholder views
The Committee engages in regular dialogue with shareholders and holds meetings with GSK’s largest investors to discuss and take feedback on its Remuneration policy practices and governance matters. The principal proxy advisory firms are also consulted regularly. They are also invited to Governance Meetings and are sent engagement letters from the Committee and company Chairs.
AGM voting
Details of voting levels in respect of remuneration arrangements are set out below.

	Total votes cast (billion)	Total votes for (%)	Total votes against (%)	Votes withheld (million)
2025 AGM
Remuneration policy	3.0	93.1	6.9	56.4
Remuneration report	3.0	92.5	7.5	10.0

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Annual report on remuneration continued Remuneration governance continued
Former Directors
Payments to Past Directors (audited)
No payments were paid to Directors in 2025 for loss of office.
Iain Mackay
Iain Mackay stepped down from the Board in May 2023
and was succeeded by Julie Brown. He left the company on
31 December 2023. In line with his service contract he
received gross benefits of £76,805 in 2025 (2024; £161,030).
Details of his LTI awards are set out below.
PSP
On 21 January 2025, 232,302 shares vested (including
dividends) in respect of Iain Mackay’s 2021 PSP award.
Based on the closing share price on 21 January 2025 of
£13.585 per share, the value of his vested shares was
£3,155,823. This award remained subject to a holding period
which expired on 9 February 2026. In total, 242,156 shares
were released to him (including dividends) on 9 February
2026.
In accordance with the Remuneration policy, on 18 February
2025, 141,577 shares vested (including dividends) in respect of Iain Mackay’s 2022 PSP award. Based on the closing share
price on 18 February 2025 of £14.430 per share, the value of his vested shares was £2,042,956. This award remains subject to a holding period which expires in February 2027.
DABP
On 17 February 2025, Iain Mackay exercised 37,841 nil-cost
options (including dividends) granted under the DABP in 2021.
Based on the closing share price on 17 February 2025 of
£14.195 per share, the value of his vested shares was
£537,153.
In accordance with the Remuneration policy, on 17 February
2025, Iain Mackay exercised 56,485 nil-cost options (including dividends) granted under the DABP in 2022. Based on the
closing share price on 17 February 2025 of £14.195 per share, the value of his vested shares was £801,805. Furthermore, on
9 February 2026, he exercised 87,640 nil-cost options
(including dividends) granted under the DABP in 2023. Based
on the closing share price on 9 February 2026 of £21.590 per share, the value of his vested shares was £1,892,148.
Leaving Arrangements for Emma Walmsley
On 29 September 2025 it was announced that GSK and Emma
Walmsley had agreed that she would step down as both CEO
and a Director on 31 December 2025, and that her
employment would cease on 30 September 2026. This
agreement with the company was based on GSK’s current
Policy. As part of her departure terms, it was agreed to
preserve her right to certain medical support for her and her family for up to three years from her leaving date. This was consistent with her long-standing expectations. The
arrangements briefly comprise continued salary and bonus
opportunity while she remains employed, and ‘good leaver’
status under the rules of our incentive plans.
Fixed Pay
Emma will continue to receive her normal remuneration
arrangements until 30 September 2026: salary albeit with
no salary increase for 2026, bonus and benefits.
Emma will support the new CEO and Chair in an orderly
transition throughout this period. In addition, given the
potential impact to GSK’s operating environment arising from geopolitics and new technologies, the Board has asked Emma
to support the company and the new CEO on these matters in
particular.
Pay for performance
It is envisaged that she will receive a time prorated bonus for
2026 to the end of her employment at the ‘on-target’ level (i.e.
150% of salary reduced for time pro-rating) assuming
continued satisfactory personal performance. Any such bonus
will be subject to deferral in accordance with the company’s normal bonus deferral policy for Executive Directors.
Emma will be treated as a good leaver under the various share plans, with the vesting terms remaining unchanged other than to be delayed to align with the company’s recoupment policy.
The recoupment policy requires any awards that would vest
in the period of 12 months from the end of employment i.e. 30
September 2026 to have vesting postponed to 30 September
2027. Consistent with normal practice, PSP awards will be
subject to normal performance conditions and holding periods and time pro-rated to the end of her employment.
Emma did not receive a 2026 PSP grant.
Share ownership requirement
Emma will remain subject to the 7.25x salary share ownership requirement for 2 years after her departure (until September
2028) consistent with our Policy.
Benefits and other
Emma’s 2022 Share Save Plan award of 790 shares vested
and was released in January 2026 when the award matured.
She does not have any other Share Save Plan awards.
Emma’s shares held under the company’s all employee Share
Reward Plan 2022 will be treated in accordance with the rules of that plan, and any shares that are subject to forfeiture
provisions under the rules of the plan will be forfeited when she ceases employment.
GSK will continue to provide or reimburse the costs of private medical support for Emma and her family for up to three years from the end of her employment (with such provision ceasing if she commences a new role with equivalent provision).
GSK will also provide or reimburse the costs of Emma’s tax
consultancy services in respect of completing her personal tax returns in relevant jurisdictions for the period of her
employment with GSK and for the two tax years after the year in which her employment ends.
These benefits will be provided on a tax grossed up basis.
Certain post-employment benefits will end if she starts a new executive role that offers comparable benefits. She will also retain her work mobile phone and iPad.
Emma is receiving some limited advisory support in
connection with personal security until the end of her
employment. She has also received executive support
services of circa. £70,000 (plus VAT). GSK has contributed
£40,000 (plus VAT) in respect of Emma’s legal costs.
The relevant remuneration details relating to Emma will be
included in the remuneration report in the relevant GSK Annual
Report.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Annual report on remuneration continued

Workforce fairness
In setting Executive pay it is important that the Committee does so with a good understanding of the Group’s wider workforce approach to pay, with an emphasis on fairness and equal opportunities. To that end, each year, the Committee Chair meets with senior Human Resources leaders from across the company to understand the perspective of the workforce on pay and GSK’s remuneration arrangements globally. This year was the seventh such an annual meeting held.
Comparison of remuneration for employees and Executive Directors during 2025

Element	Wider workforce and Executive Director pay
Salary
The market competitiveness of base salaries across the company is assessed at a local market level. The competitiveness of roles is kept under regular review
Increases may also be made to reflect a change in scope of an individual’s role, responsibilities or experience
For our Executive Directors, following a performance review, increases in base salaries are considered in line with market practice, the average increase for the wider employee population and other comparator tools
In agreeing increases for Executive Directors, the Committee is mindful of the multiplier effect on the individual’s total remuneration

Benefits and pensions
The company seeks to provide an appropriate benefits and pensions package that is aligned to competitive market practices in those countries in which the company operates and where employees and Executive Directors are based

Annual bonus
With the exception of our sales force, who participate in separate arrangements, our wider workforce participates in a plan based on performance against four business and financial measures. These are structured to reflect the priorities of each specific business area
This plan is designed to reward our employees’ collective contribution to business achievement
Separate mechanisms are in place to recognise outstanding individual performance and to address underperformance
Our Executive Directors participate in the plan as follows. Any bonus earned up to 200% of salary is paid 50% in cash and 50% in shares deferred for three years. Bonus earned in excess of this (up to a maximum of 300% of salary) is delivered fully in shares deferred for three years. Clawback and/or malus provisions apply

LTI plans
Senior Vice President (SVP) and Vice President (VP) employees participate in the same
Performance Share Plan as our Executive Directors. Clawback and/or malus provisions apply
Managers, Directors, VPs and SVPs below ExCom, receive annual Share Value Plan awards of restricted shares

Share ownership and All Employee Plans
All UK-based employees, including UK-based Executive Directors, can participate in HMRC-
approved Share Save and Share Reward employee share plans.
Participants of the Share Save plan may save up to £250 a month for three years and from which they have the option to buy GSK shares at a discount of up to 20% of the share price at the start of the savings contract. Participants of the Share Reward plan contribute up to £125 a month to purchase GSK shares, which the company then matches on a one-for-one basis.
The awards made under all-employee and discretionary share plans incorporate dilution limits consistent with the guidelines published by the Investment Association. This limit is 10% in any rolling ten-year period for discretionary and all-employee plans. Estimated dilution from existing awards made over the past ten years up to 31 December 2025 is 0.87%

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Annual report on remuneration continued

Directors’ interests in shares (audited)

Executive Directors’ interests in shares
The interests of the Executive Directors of the company in office during 2025, or subsequently appointed, and their persons closely associated (PCAs) are shown in the table below.

			As at 31 December 2025
					Unvested share plan interests
	Total Directors’ interests(1)		Beneficial interests	Not subject to performance		Subject to performance
	25 February 2026	31 December 2025	Shares(2)	Shares(3)	Options(4,8)	Shares(5)
Emma Walmsley(6)	—	2,433,672	1,117,961	909,427	406,284	1,810,677
Julie Brown	230,077	173,767	42,857	—	130,910	842,053
Luke Miels(7)	1,478,024	—	—	—	—	—
None of the Directors holds vested but unexercised options.
(1)Total Directors’ interests includes beneficial interests and unvested share plan interests not subject to performance. Executive Directors’ shareholdings against their SOR are outlined below. During the year ended 31 December 2025, the outgoing CEO and the CFO each contributed the maximum of £250 and £125 a month into the Share Save plan and under the Share Reward plan respectively. More details of these HMRC-approved all-employee plans are set out on page 150
(2)Beneficial interests includes shares held by the Executive Directors and their PCAs
(3)Unvested shares not subject to performance represent PSP shares that have vested but are subject to an additional two-year holding period
(4)Unvested options not subject to performance represent bonus deferrals under the DABP, which are awarded as nil-cost options (as described in note 8 below). This figure excludes 790 options and 828 options held by Emma Walmsley and Julie Brown respectively under the Share Save plan. Emma
Walmsley subsequently exercised her 2022 Share Save options over 790 shares on 2 January 2026 following their maturity on 1 January 2026
(5)Unvested shares subject to performance represent unvested PSP awards
(6)Emma Walmsley retired from the Board on 31 December 2025 and therefore her interests are shown as at 31 December 2025 only
(7)Luke Miels was appointed to the Board as CEO on 1 January 2026 and therefore his interests are shown as at 25 February 2026 only
(8)DABP: The table below shows bonus deferrals and subsequent reinvestment of dividends under the DABP. The amounts represent the gross share balances before the sale of any shares to satisfy tax liabilities on vesting:

	25 February 2026	31 December 2025	1 January 2025
Emma Walmsley	—	406,284	366,701
Julie Brown	187,194	130,910	57,877
Luke Miels	142,019	—	—
The following table sets out details of options exercised during 2025 by Executive Directors under the DABP.

	Date of grant	Number of shares under option	Date of exercise	Grant price	Market price at exercise	Gain on exercise (000)
Emma Walmsley	15.02.2022	81,703	17.02.2025	£0.00	£14.18	£1,159
The nil-cost options awarded in 2022 under the DABP represent the bonus deferred by the Executive Director and recorded as remuneration (under Annual bonus) in the 2021 Total remuneration table. The number of shares under option includes the initial award together with reinvested dividends accrued to the date of exercise.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Annual report on remuneration continued Directors interests in shares (audited) continued

Executive Directors’ Share ownership requirements (SOR) (audited)
To align the interests of Executive Directors with those of shareholders, they are required to build and maintain significant holdings of shares in GSK over time. Executive Directors are required to continue to satisfy this SOR by holding a minimum of
100% of their
SOR for two years after retirement from the company. Executive Directors’ SORs were reset in the 2025 Remuneration policy to match their annual PSP award level.

		Value of holdings as multiple of salary
	SOR as multiple of salary	25 February 2026	31 December 2025
Emma Walmsley(1)	7.25	—	21.22
Julie Brown	4.00	2.52	1.84
(1)Emma Walmsley retired from the Board on 31 December 2025 and continues to maintain her SOR in accordance with the company’s Remuneration policy
Following his appointment as CEO on 1 January 2026, Luke Miels’ SOR is currently 7.25x salary. The value of his holdings as at
25 February 2026 was equivalent to 19.53x salary.

Non-Executive Directors’ interests in shares and SOR
The interests of the Non-Executive Directors in office during 2025 and their PCAs are shown in the table below:

				Prior NED share allocation plan(3)
		Total Directors’ interests as at			Number of shares/ADS
	NED SOR(1) 25 February 2026	25 February 2026	31 December 2025 or date of retirement	ADS released on 25 March 2025 before closure of the NED plan	Dividend reinvestment allocated during the year(2)	1 January 2025
Shares
Sir Jonathan Symonds	Met	89,007	86,507	—	—	—
Wendy Becker	Met	7,749	4,415	—	—	—
Dr Gavin Screaton(4)	Met	8,675	8,675	—	—	—
ADS
Elizabeth Anderson	Met	3,231	3,206	—	—	—
Charles Bancroft	Met	39,380	39,064	17,446	933	16,513
Dr Hal Barron	Met	602,126	664,799	—	—	—
Dr Anne Beal	Met	3,971	3,940	1,987	106	1,881
Dr Hal Dietz	Met	3,848	3,817	1,759	94	1,665
Dr Jeannie Lee	In progress	1,791	1,778	—	—	—
Dr Vishal Sikka	Met	12,034	11,940	—	—	—
Retired Directors
Dr Jesse Goodman(5)	—	—	9,045	13,924	744	13,180
(1)NED Share Ownership Requirements: The company operates a minimum Non-Executive Director (NED) share ownership requirement (the NED SOR).
Since July 2022, the NED SOR requires NEDs to build a shareholding in the company of at least 1x the value of the standard NED annual fee (or, in the case of the Chair, 1x the value of the Chair’s fee) to be maintained until retirement from the Board. The Chair and NEDs purchase shares and ADS in the market. The company provides an arrangement so that NEDs can, if they wish, use their net fees to purchase GSK shares or ADS in the market on a quarterly basis
(2)Notional ADS allocated during the year under the prior NED share allocation plan (NED plan) relate to dividends reinvested before closure of the NED plan. Dividends allocated on notional ADS under the NED plan were converted into notional ADS in Q1 2025 and included in the ADS release in March
2025
(3)At the 2023 AGM, shareholders approved an administrative amendment to the Non-Executive Director section of the Remuneration policy to allow the notional shares or ADS previously allocated under the NED plan to be delivered to the Chair and NEDs at such time as the Committee and Board considered appropriate after any applicable tax withholding. The Chair and certain Non-Executive Directors who participated in the NED plan have now all had their notional pre-tax shareholdings converted into actual shares or ADS. The Chair’s notional shares were converted and released to him after the AGM in 2023. The notional ADS for the US-based NEDs in the NED plan (Charles Bancroft, Dr Anne Beal, Dr Hal Dietz and Dr Jesse Goodman) were converted and released to them in March 2025, after appropriate tax deductions
(4)Dr Gavin Screaton joined the Board on 1 May 2025
(5)Dr Jesse Goodman retired from the Board on 7 May 2025

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Annual report on remuneration continued

CEO and wider employee pay ratio

Financial year	Lower quartile P25	Median P50	Upper quartile P75
2025	233:1	167:1	105:1
2024	168:1	123:1	78:1
2023	207:1	152:1	94:1
2022	144:1	106:1	67:1
2021	154:1	108:1	67:1
2020	130:1	96:1	62:1
2019	160:1	119:1	73:1
GSK continues to use the Option A methodology because it is
the most robust and statistically accurate way to calculate the three ratios from the options available under the Remuneration regulations. The pay ratio is higher than in 2024. This is
influenced by higher CEO LTI vesting in 2025 due to the
increase in GSK share price, as well as an increase in taxable benefits in the year 2025, as referenced on page 136.
The pay ratios are calculated using actual earnings for the
CEO and UK employees. The CEO’s total single figure
remuneration of £15.68 million for 2025 and £10.6 million for
2024 are detailed on page 134.
Total remuneration for all UK full-time equivalent employees on
31 December 2025 has been calculated in line with the single figure methodology. This reflects their actual earnings received in 2025 (excluding business expenses), which were used to
produce the percentile calculation under Option A of the
Remuneration regulations. Business expenses have been
excluded because they are reimbursed to employees and are
not sufficiently substantial in value to significantly impact the ratios.
The table below shows the salary, total pay and benefits for each of the percentiles.

	P25 (£)		P50 (£)		P75 (£)
	Salary	Total pay and benefits	Salary	Total pay and benefits	Salary	Total pay and benefits
2025	45,387	67,293	62,882	93,970	89,007	148,978
2024	41,845	62,876	57,635	85,924	82,629	136,010
2023	39,903	61,490	55,057	83,783	78,496	135,819
2022	37,776	58,883	52,107	79,428	74,905	126,594
2021	37,251	53,151	51,492	76,234	72,997	122,852
2020	36,924	54,133	50,000	73,340	70,203	113,830
2019	34,510	50,467	47,029	68,200	66,561	110,638
The Committee believes that targeting the median pay ratio is consistent with the company’s pay, reward and progression policies.
The base salaries of all employees, including the Executive Directors, are set with reference to a range of factors including market practice, experience and performance in role.
Historic CEO remuneration

Emma Walmsley(1)									£000
	2025	2024	2023	2022	2021	2020	2019	2018	2017
Total remuneration	15,681	10,559	12,718	8,449	8,203	7,031	8,084	5,887	4,883
% of maximum
Annual bonus award	82%	70%	96%	83%	93%	49%	79%	93%	77%
Vesting of LTI awards	82%	81%	69%	52%	58%	67%	67%	59%	69%

Sir Andrew Witty(2)		£000
	2017	2016
Total remuneration	715	6,830
% of maximum
Annual bonus award	0%	97%
Vesting of LTI awards	0%	33%
(1)Emma Walmsley’s total remuneration for 2017 includes her pay for the period 1 January to 31 March 2017, before she became CEO
(2)Sir Andrew Witty received a pro-rata payment for 2017 in lieu of a variable bonus opportunity, in accordance with the 2014 Remuneration policy

Relative importance of spend on pay
The table below shows total employee pay and dividends paid
to shareholders.

	Change %	2025 £m	2024 £m
Total employee pay	(100.0)	—	8,759
Dividends paid in the year	4.9	2,564	2,444
The figures in this table reflect payments made during each
year, and the impact of movements in exchange rates are as
set out on pages 185 and 191. However, cash dividends
declared in respect of 2025 were £2,661 million (2024:
£2,489 million), an increase of 6.9%.
Please see Note 16 to the financial statements for more details.
Total employee pay is based on 68,307 employees, the
average number of people employed during 2025 (2024:
69,305). See Note 9 to the financial statements for more
details.
On 5 February 2025, GSK announced its intention to
implement an up-to-£2 billion share buyback programme to be
completed over an 18-month period. The programme
commenced on 24 February 2025 with an initial tranche of up
to £0.7 billion, which completed on 3 June 2025. This was
followed by a second tranche of up to £0.45 billion, which
completed on 18 September 2025. A third tranche of up to
£0.3 billion commenced on 30 September 2025 and
completed on 19 December 2025. Before this programme, the
last share repurchases were made in 2014.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Annual report on remuneration continued
TSR Performance graph
The following graph sets out the performance of the company relative to the FTSE 100 Index and to the global biopharma peer group comparator group for the ten-year period to 31 December 2025. These indices were selected for comparison purposes because they reflect both the primary index of which GSK is a constituent and the industry in which GSK operates.

31.12.15	31.12.16	31.12.17	31.12.18	31.12.19	31.12.20	31.12.21	31.12.22	31.12.23	31.12.24	31.12.25

Percentage change in remuneration of Directors

	2025 percentage change			2024 percentage change				2023 percentage change			2022 percentage change			2021 percentage change
	Salary/ fees %	Benefits %	Bonus %	Salary/ fees %	Benefits %	Bonus %		Salary/ fees %	Benefits %	Bonus %	Salary/ fees %	Benefits %	Bonus %	Salary/ fees %	Benefits %	Bonus %
UK employees(1)	3.3	(3.3)	4.0	4.0	(0.2)	(16.0)		7.1	0.92	34.8	3.0	2.3	44.81	2.0	0.0	4.85
Executive Directors(2,3)
Emma Walmsley	5.0	223.9	23.3	4.0	(15.1)	(24.4)		4.0	61.8	20.1	3.0	(2.2)	38.2	2.0	(5.0)	94.6
Julie Brown(4)	3.3	57.8	13.0	55.9	28.0	15.9		—	—	—	—	—	—	—	—	—
Non-Executive Directors(2,3)
Jonathan Symonds	4.7	94.1	—	3.9	(43.3)	—		5.0	200.0	—	0.0	233.3	—	0.0	50.0	—
Elizabeth Anderson	6.8	(27.1)	—	10.5	96.7	—		209.3	—	—	—	—	—	—	—	—
Charles Bancroft	4.9	24.0	—	4.4	(10.7)	—		2.8	180.0	—	36.7	100.0	—	156.1	—	—
Dr Hal Barron(5)	4.3	(25.8)	—	5.0	(15.4)	—		127.1	609.1	—	—	—	—	—	—	—
Dr Anne Beal	5.6	(31.0)	—	4.2	70.6	—		2.7	126.7	—	121.7	—	—	—	—	—
Wendy Becker	39.3	(100.0)	—	417.9	200.0	—		—	—	—	—	—	—	—	—	—
Dr Hal Dietz	5.6	(9.8)	—	4.5	2.5	—		(3.4)	1900.0	—	—	—	—	—	—	—
Dr Jeannie Lee	28.3	107.1	—	—	—	—		—	—	—	—	—	—	—	—	—
Dr Gavin Screaton	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Dr Vishal Sikka	6.8	240.0	—	9.7	92.3	—		131.0	—	—	—	—	—	—	—	—
Retired Non-Executive Directors
Dr Jesse Goodman	(62.7)	(67.4)	—	4.5	(2.3)	—		(27.2)	41.9	—	11.0	34.8	—	(5.6)	—	—
(1)This table is provided in accordance with Schedule 8 of The Companies (Directors’ Remuneration Policy and Directors’ Remuneration Report)
Regulations 2020. This is the last year this will be provided as this disclosure is not required for the Company for 2026. The UK employee population was considered to be the most relevant comparison because it most closely reflects the economic environment encountered by the Executive Directors.
(2)Percentage changes have been calculated based on the 2025 Total remuneration table on page 134 for Executive Directors and the 2025 Total fees table on page 146 for Non-Executive Directors
(3)More information on Executive Directors’ salary and benefits can be found on page 135
(4)Julie Brown joined the company on 3 April 2023. Her 2023 base salary of £915,335 was prorated to reflect the time she worked as CFO Designate until 1
May 2023 and as CFO until 31 December 2023
(5)Dr Hal Barron transitioned to a Non-Executive Director role on 1 August 2022
(6)Percentage changes are only provided where there is a prior year balance to calculate a percentage change. The date of each director’s appointment to the Board is given on pages 98 to 101

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Annual report on remuneration continued

Directors and Senior Management
More information is provided on compensation and interests of Directors and Senior Management as a group (the group).
For this purpose, the group is defined as the Executive and Non-Executive Directors, other members of the ExCom and the
Company Secretary. For the financial year 2025, the following table sets out aggregate remuneration for the group for the periods during which they served in that capacity.

Remuneration for 2025	£
Total compensation paid	34,460,883
Aggregate increase in accrued pension benefits (net of inflation)	20,297
Aggregate payments to defined contribution schemes	1,433,723
During 2025, members of the group were awarded shares and ADS under the company’s various LTI plans, as set out in the table below. To align the interests of Senior Management with those of shareholders, Executive Directors and ExCom members are required to build and maintain significant holdings of shares in GSK over time. ExCom members are required to hold shares to an equivalent multiple of two times their base salary, and must continue to satisfy these share ownership requirements for a minimum of 12 months after leaving GSK.

		Awards	Dividend reinvestment awards
Awarded during 2025	Shares	ADS	Shares	ADS
Performance Share Plan	2,704,357	69,302	355,183	8,557
Deferred Investment Awards(1,2)	—	—	4,751	91
Share Value Plan(2)	10,050	—	—	—
(1)Notional shares and ADS
(2)Executive Directors are not eligible to receive Deferred Investment Awards or participate in the Share Value Plan
At 25 February 2026, the group and their PCAs had the following interests in shares and ADS. Interests awarded under the various LTI plans are described in Note 45 to the financial statements, ‘Employee share schemes’ on pages 245 and 246.

Interests at 25 February 2026	Shares	ADS
Owned	3,891,839	851,057
Unexercised options(1)	4,043	—
Deferred Annual Bonus Plan	962,955	37,802
Performance Share Plan	5,812,775	342,645
Deferred Investment Awards(2,3)	15,036
Share Value Plan(3)	132,833	19,916
(1)Unexercised options under Share Save plan
(2)Notional shares
(3)Executive Directors are not eligible to receive Deferred Investment Awards or participate in the Share Value Plan

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
Non-Executive Directors’ fees and emoluments received in the year; Directors’ interests in shares, including interests in GSK share plans; payments to past Directors; payments for loss of office; and share ownership requirements and holdings, for
which the opinion thereon is expressed on pages 161 to 164.
The remaining sections of the Annual report on remuneration
are not subject to audit nor are the pages referred to from
within the audited sections.
The Annual report on remuneration has been approved by the
Board of Directors and signed on its behalf by:
Wendy Becker
Remuneration Committee Chair
4 March 2026

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Directors’ report
Directors' powers
GSK Directors’ powers are determined by UK legislation and
our Articles of Association, which contain rules about their appointment and replacement. They provide that Directors
may be appointed by an ordinary resolution of the members or by a resolution of the Board. If appointed by the Board, the
Director must retire at the next Annual General Meeting (AGM)
to be elected by shareholders.
Our Articles also provide that all Directors are required to seek re-election annually at our AGM in accordance with the FRC
Code.
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
Any amendment to the Articles may be made in accordance
with the provisions of the Companies Act 2006, by way of
special resolution.
Directors’ conflicts of interest
All Directors have a duty under the Companies Act 2006 to
avoid a situation in which they have, or could have, a direct or indirect conflict of interest or possible conflict with the
company. Our Articles provide a general power for the Board
to authorise such conflicts.
The Board reviews any new potential or actual conflict, which is recorded by the Company Secretary. Directors are not
counted in the quorum for the authorisation of their own actual or potential conflicts. The Nominations & Corporate
Governance Committee reviews the Register of Potential
Conflict Authorisation (the Register of Potential Conflicts) on an
annual basis which the Board subsequently approves.
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
reviewed the Register of Potential Conflicts in January 2026.
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
Indemnification of Directors
Qualifying third party indemnity provisions (as defined in the
Companies Act 2006) are in force for the benefit of Directors and former Directors who held office during 2025 and up to the approval and signature of the Annual Report.
Change of control and essential contracts
We do not have contracts or other arrangements which
individually are fundamental to the ability of the business to operate effectively. Neither is the company party to any
material agreements that would take effect, be altered, or
terminate upon a change of control following a takeover bid.
We do not have agreements with any Director that would
provide compensation for loss of office or employment
resulting from a takeover, except that provisions of the
company’s share plans may cause options and awards
granted under such plans to vest on a takeover Details of the termination provisions in the Executive Directors’ service
contracts are given in the full version of the company’s 2025
Remuneration policy which is available on gsk.com in the
Investors section.

Content of the Directors’ report
For the purposes of the UK Companies Act 2006, the
Directors’ report of GSK plc for the year ended 31 December
2025 comprises:
Directors’ report

Section	Pages
Corporate governance report	98 to 157
Employee engagement	110
Directors’ statements of responsibilities	159 and 160
Investor information	254 to 298
The Strategic report sets out those matters required to be
disclosed in the Directors’ report which are considered to be of strategic importance:
Strategic report

Section	Pages
Risk management objectives and policies	61 to 70 and 261 to 270
Likely future developments of the company	1 to 96
Research and development activities	12 to 32
Business relationships	46 to 59
Inclusion	53
Our culture and people, including provision of information to and consultations with employees	53 and 57 to 59
Carbon emissions	50 to 52 and 70

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Directors’ report continued
The following information is also incorporated into the
Directors’ report:

Location in Annual Report
Interest capitalised	Financial statements, Notes 17 and 20
Share capital and share premium account	Financial statements Note 36
Particulars of important post-balance sheet events of the company or its subsidiaries	Financial statements, Note 47
Publication of unaudited financial information	Group financial review
Details of any long-term incentive schemes	Remuneration report
Waiver of emoluments by a Director	Not applicable
Waiver of future emoluments by a Director
Non pre-emptive issues of equity for cash
Non pre-emptive issues of equity for cash by any unlisted major subsidiary undertaking
Parent company participation in a placing by a listed subsidiary
Provision of services by a controlling shareholder
Shareholder waiver of dividends	Financial statements, Notes 16 and 44
Shareholder waiver of future dividends	Financial statements, Notes 16 and 44
Agreements with controlling shareholders	Not applicable
The Directors’ report
–has been drawn up and presented in accordance with and
in reliance upon English company law and the liabilities of
the Directors in connection with that Report shall be subject to the limitations and restrictions provided by such law.
–was approved by the Board of Directors on 4 March 2026
and signed on its behalf by:
Sir Jonathan Symonds
Chair
4 March 2026

GSK 2025 Annual Report on Form 20-F

Financial
statements

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Directors’ statement of responsibilities
The Directors are responsible for preparing the Annual Report, the Remuneration report and the Group and parent company
financial statements in accordance with applicable law and
regulations.
UK company law requires the Directors to prepare financial
statements for each financial year. The Directors are required to prepare the Group consolidated financial statements in
accordance with UK-adopted international accounting
standards in conformity with the requirements of the
Companies Act 2006 and the IFRS Accounting Standards as
issued by the International Accounting Standards Board
(IASB). Under company law the Directors must not approve
the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and its profit or loss for that period. In preparing the financial
statements, the Directors are required to:
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
The Group financial statements for the year ended
31 December 2025, comprising principal statements and
supporting notes, are set out in the ‘Financial statements’ on pages 165 to 252 of this report.
The responsibilities of the auditor in relation to the financial statements are set out in the Independent Auditor’s report on pages 161 to 164.
The financial statements for the year ended 31 December
2025 are included in the Annual Report, which is published in printed form and made available on our website. The Directors are responsible for the maintenance and integrity of the
corporate and financial information included on the company’s website. Legislation in the United Kingdom governing the
preparation and dissemination of financial statements may
differ from legislation in other jurisdictions.
Each of the current Directors, whose names and functions are listed in the Corporate Governance section of the Annual
Report 2025 confirms that, to the best of his or her knowledge:
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
–the Annual Report and financial statements, taken as a
whole, are fair, balanced and understandable and provide
the information necessary for shareholders to assess the
company’s position and performance, business model and
strategy.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

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
Going concern basis
Pages 72 to 96 and pages 63 to 69 contain information on the performance of the Group, its financial position, cash flows, net debt position, borrowing facilities and climate-related risks.
Further information, including Treasury risk management
policies, exposures to market and credit risk and hedging
activities, is given in Note 43, 'Financial instruments and
related disclosures' to the financial statements. Having
assessed the principal risks and other matters considered in connection with the viability statement, the Directors
considered it appropriate to adopt the going concern basis of accounting in preparing the financial statements.
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
122.
The UK Corporate Governance Code
The Board considers that GSK plc applies the principles and
complies with the provisions of the UK Corporate Governance
Code maintained by the Financial Reporting Council, as
described in the Corporate Governance section including
Remuneration on pages 98 to 157. The Board further
considers that the Annual Report, taken as a whole, is fair, balanced and understandable, and provides the information
necessary for shareholders to assess the Group’s position and performance, business model and strategy.
As required by the Financial Conduct Authority’s Listing Rules, the auditor has considered the Directors’ statement of
compliance in relation to those points of the UK Corporate
Governance Code which are specified for their review.
Annual Report
The Annual Report for the year ended 31 December 2025,
comprising the Report of the Directors, the Remuneration
report, the Financial statements and Additional information for investors, has been approved by the Board of Directors and
signed on its behalf by
Sir Jonathan Symonds
Chair
4 March 2026

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Report of Independent Registered Public Accounting Firm

Report on the audit of the financial statements
To the shareholders and the Board of Directors of GSK plc
Opinion on the Financial Statements
We have audited the accompanying consolidated balance
sheets of GSK plc and subsidiaries (the “Group”) as at 31
December 2025 and 2024, the related consolidated income
statements, statements of comprehensive income, statements
of changes in equity, and cash flow statements, for each of the three years in the period ended 31 December 2025, and the
related notes, included on pages 165 to 252 (collectively
referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as at 31 December 2025 and
2024  and the results of its operations and its cash flows for each of the three years in the period ended 31 December
2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).
We have also audited, in accordance with the standards of the
Public Company Accounting Oversight Board (United States)
(PCAOB), the Group’s internal control over financial reporting as at 31 December 2025, based on criteria established in
Internal Control — Integrated Framework (2013) issued by the
Committee of Sponsoring Organizations of the Treadway
Commission and our report dated 6 March 2026, expressed
an unqualified opinion on the Group’s internal control over
financial reporting.
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
Accounts impacted: Turnover and Trade and other payables
Refer to Notes 3 and 18 of the financial statements
Critical Audit Matter Description
In the United States (US), the Group sells to customers under various commercial and government mandated contracts and
reimbursement arrangements that include rebates,
chargebacks and a right of return for certain pharmaceutical products. Returns, chargebacks and rebates provided to
customers under these arrangements are accounted for as
variable consideration and recognised as a reduction to
revenue in the form of gross-to-net sales adjustments. These adjustments are known as the US Returns and Rebates (“US
RAR”) accruals and are a source of significant estimation
uncertainty which could have a material impact on reported
revenue.
The US RAR balance sheet accrual at 31 December 2025
amounted to £4,891 million.
The five most significant buying groups to which the RAR
accrual relates are Managed Care, Medicaid, Ryan White,
Medicare Part D, and the Medicare Part D Manufacturer
Discount Program.
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
–The time lag between the point of sale and the point at
which exact rebate amounts are known to the Group upon
receipt of a claim. Those buying groups with the longest
time lag result in a greater accrued period, and therefore, a greater level of estimation uncertainty in estimating the
period-end accrual.
The level of estimation uncertainty is also impacted by
significant shifts in channel mix driven by changes in the
competitive landscape, including competitor and generic
product launches, changes in government legislation, pricing agreements and other macroeconomic factors. Further, where
relevant, the Group makes specific period-end adjustments to the US RAR accruals. These adjustments reflect updates
made to the initial assumptions included within the forecasted
US RAR rates and, in our view, present the greatest
opportunity for fraud in revenue recognition (notwithstanding the existence of internal controls).
We have identified a critical audit matter relating to the
valuation of the US RAR balance sheet accrual, including both the utilisation rate assumptions and period-end adjustments.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Report of Independent Registered Public Accounting Firm continued Report on the audit of the financial statements continued
How the Critical Audit Matter Was Addressed in the Audit
We performed the following audit procedures, amongst others, related to estimates in the US RAR accruals:
–Tested the controls over the key inputs and assumptions
used in the valuation of US RAR accruals. These included
review controls over forecasting of utilisation rates, period-
end adjustments and the month-end accrual reviews;
–Tested management’s process to develop the estimate by
evaluating assumptions for a selection of utilisation rates, focusing on certain products where we concluded the
accrual is most sensitive to these assumptions. Our
procedures included comparison to the historical utilisation rates, consideration of the historical accuracy of
management’s assumptions and an assessment of whether
projected market conditions are appropriately reflected in
the RAR accruals. Such conditions included the impact of
competition, new product launches, changes in government
legislation, pricing agreements and macroeconomic factors;
–Tested management’s estimate by developing an
independent expectation of the accrual balance for each of
the key segments and products. The expectation was
developed using data on historical claims received adjusted
to reflect market changes in the period, third party
information on inventory held by customers, and an
assessment of the time lag between the initial point of sale and the claim receipt. We then compared this independent
expectation to those recorded claims to evaluate the
appropriateness of the year-end accrual position;
–Performed a retrospective review of the historical accuracy of management’s forecast assumptions and where actual
claims have differed to these assumptions, we have
evaluated whether this has been appropriately reflected in
subsequent accruals for a sample of claims;
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
Refer to Notes 3 and 32 of the financial statements
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
Upon completion, the Group recognised a contingent
consideration liability for the fair value of the expected future payments to be made to Shionogi. As at 31 December 2025
the liability was valued at £5,433 million.
We identified the ViiV CCL as a critical audit matter because of the significant estimates and assumptions relating to the HIV treatment and prevention markets sales forecasts used in
valuing the ViiV CCL, and the sensitivity of the valuation to these inputs. The most significant of these relate to sales
forecasts in the United States (US) on certain products in the treatment and prevention portfolio. Such forecasts are based on an assessment of the expected launch dates for pipeline
assets, the ability to shift market practice and prescriber
behaviour towards long-acting injectable treatments and 2-
drug regimens, the size of the long-acting prevention market and subsequent sales volumes. The sales forecasts also
required significant audit effort to perform appropriate audit procedures to challenge and evaluate the reasonableness of
those forecasts.
How the Critical Audit Matter Was Addressed in the Audit
We performed the following audit procedures, amongst others, related primarily to the sales forecasts:
–Tested the controls over the key inputs and assumptions
used in the valuation of the contingent consideration liability, including review controls over the sales forecasts of the
treatment product portfolio used to value the ViiV CCL;
–Obtained the Group’s assessment of the key inputs and
assumptions used in the sales forecasts and evaluated their
reasonableness, including through enquiries of key
individuals from the senior leadership team, commercial
strategy team and key personnel involved in the budgeting
and forecasting process, and inspection of supporting
evidence;
–Evaluated the US volume assumptions made by the Group
to estimate sales forecasts. This involved benchmarking
forecast market share data against external data, such as
total prescription volumes and new patient prescription
volumes, in order to assess for any sources of contradictory evidence;
–Evaluated the reasonableness of US pricing assumptions
used by the Group, by comparing the forecasted Returns
and Rebates rate by product against the current rate, and
assessing the forecasted Returns and Rebates against
comparable products and taking into account expected
changes in payer policy, changes in government legislation
and pricing agreements;
–Considered the results of clinical studies undertaken in the year by the Group and key competitors in order to assess
whether these are corroborative or contradictory to
assumptions used in the product portfolio sales forecasts in the US;
–Benchmarked the Group’s sales forecasts against those
included in reports from 7 analysts and considered sales
forecasts on both a total ViiV basis and an individual product basis, assessing against identified contradictory data; and
–Together with our fair valuation specialists, assessed the
reasonableness of the overall valuation methodology,
including testing the valuation model for mechanical
accuracy.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Report of Independent Registered Public Accounting Firm continued Report on the audit of the financial statements continued
Valuation of other intangible assets
Accounts impacted: Other intangible assets, Cost of sales,
Research and development, and Selling, general and
administration
Refer to Notes 3, 20 and 40 of the financial statements
Critical Audit Matter Description
As at 31 December 2025, the Group held £16,141 million of
other intangible assets (including licenses, patents,
trademarks, and trade names, but excluding goodwill and
computer software). This includes intangible assets acquired as part of the acquisitions of IDRx, Inc. and BP Asset IX, Inc.
during the year.
Intangible assets which are in development and not available for use should be tested at least annually for impairment
irrespective of whether an indication of impairment exists.
When the carrying amount of an individual intangible asset, or cash-generating unit to which an intangible asset belongs,
exceeds its recoverable amount, an impairment should be
recorded. Recoverability of an intangible asset is derived from certain assumptions and estimates of future trading
performance which create significant estimation uncertainty.
The underlying assumptions used, for both acquired
intangibles and impairment of existing intangibles, include
forecast sales pricing, volume, growth rates, profit margin, and the probability of technical and regulatory success of ongoing clinical trials. This includes assumptions on timing of cash flows determined by anticipated launch year, peak year sales, subsequent sales erosion due to generic product competition, and profit margin levels.
During 2025, impairment charges of £880 million were
recorded. These were primarily full impairments due to the
cessation of research and development dictated by negative
clinical trial readouts or lack of commercial attractiveness.
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
How the Critical Audit Matter Was Addressed in the Audit
We performed the following audit procedures, amongst others, over the forecast sales pricing, volume, growth rates,
probability of technical and regulatory success, and profit
margin levels, used in the assessment of the valuation of other intangible assets:
–Tested review controls over the key inputs and assumptions
used in the valuation of other intangible assets. The controls encompass the review of the valuation models, which
contain a number of assumptions such as the probability of
technical and regulatory success, launch dates, plus other
revenue and cost assumptions;
–Inquired with key individuals from the corporate
development team, commercial forecasting leads, and key
personnel involved in the assets research and development
process. We used the outcome of these inquiries to evaluate
the Group’s evidence to support key assumptions such as
overall sales forecasts, peak year sales (including
anticipated market share, volume and uptake alongside
price points where required), the foreseeable competitive
landscape, growth rates, probability of regulatory and
technical success and margins;
–Evaluated the key inputs and assumptions applied in
estimating sales and profit margin forecasts, including
benchmarking of forecasts against external market data.
This included independent market research of therapeutic
area price points, price growth rates, and anticipated
competitor market landscape, both current and at the time
of forecast regulatory approval, plus assessment of any
sources of contradictory evidence;
–Compared the forecast sales and profit margin levels to the
Plan data (asset by asset internal forecasts) approved by
the GSK Leadership Team and the Board of Directors,
where the in-development intangible asset is forecast to
launch within the next 3-year period;
–Assessed the historical accuracy of sales forecasts by
performing retrospective reviews across marketed assets
within the business;
–Using web scanning technology, identified and considered
whether events or transactions that occurred after the
balance sheet date, but before the reporting date, affect the conclusions reached on the carrying values of the assets
and associated disclosures. We also use this output to
evaluate any contradictory evidence compared to
managements’ forecasted assumptions; and
–Engaged our fair valuation specialists to assess the
reasonableness of the valuation methodology applied as
well as performing mechanical accuracy checks.
Valuation of uncertain tax positions,
including transfer pricing
Accounts impacted: Corporation tax payable, Deferred tax
liabilities and Taxation charge
Refer to Note 3 and 14 of the financial statements
Critical Audit Matter Description
The Group operates in numerous jurisdictions and there are
open tax and transfer pricing matters and exposures with UK,
US and overseas tax authorities that give rise to uncertain tax positions. There is a wide range of possible outcomes for
provisions and contingencies. Certain judgements in respect
of estimates of tax exposures and contingencies are required in order to assess the adequacy of tax provisions, which are sometimes complex as a result of the considerations required by differing tax laws and regulations.
At 31 December 2025, the Group has recorded provisions of
£649 million in respect of uncertain tax positions.
How the Critical Audit Matter Was Addressed in the Audit
With the support of our tax specialists, we assessed the
appropriateness of the uncertain tax provisions, focused on
those jurisdictions where the Group has the greatest potential exposure and where the highest level of judgement is
required, by performing the following audit procedures,
amongst others:

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Report of Independent Registered Public Accounting Firm continued Report on the audit of the financial statements continued
–Tested key controls over preparation, review and reporting
of judgmental tax balances and transactions, which include
provisions for uncertain tax provisions;
– Assessed the assumptions and judgements that are
required to determine the range of possible outcomes for
recognition and measurement of provisions for uncertain tax
positions in compliance with the requirements of IFRIC 23
Uncertainty over Income Tax Treatments;
– Engaged our transfer pricing specialists to evaluate the
transfer pricing methodology of the Group and associated
approach to provision recognition and measurement; and
–Considered evidence such as the actual results from the
recent tax authority audits and enquiries, third-party tax
advice obtained by the Group and our tax specialists’ own
knowledge of market practice in relevant jurisdictions.
/s/ Deloitte LLP
London, United Kingdom
06 March 2026
The first accounting period we audited was 31 December
2018.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Consolidated income statement for the year ended 31 December 2025

	Notes	2025 £m	2024 £m	2023 £m
Turnover	6	32,667	31,376	30,328
Cost of sales		(9,017)	(9,048)	(8,565)
Gross profit		23,650	22,328	21,763
Selling, general and administration		(9,088)	(11,015)	(9,385)
Research and development		(7,525)	(6,401)	(6,223)
Royalty income		879	639	953
Other operating income/(expense)	7	16	(1,530)	(363)
Operating profit	8	7,932	4,021	6,745
Finance income	11	169	122	115
Finance expense	12	(701)	(669)	(792)
Share of after tax profit/(loss) of associates and joint ventures	13	1	(3)	(5)
Profit/(loss) on disposal of interests in associates and joint ventures		–	6	1
Profit before taxation		7,401	3,477	6,064
Taxation	14	(1,112)	(526)	(756)
Profit after taxation		6,289	2,951	5,308
Profit attributable to non-controlling interests		573	376	380
Profit attributable to shareholders		5,716	2,575	4,928
		6,289	2,951	5,308
Basic earnings per share (pence)	15	141.1	63.2	121.6
Diluted earnings per share (pence)	15	138.8	62.2	119.9
Consolidated statement of comprehensive income
for the year ended 31 December 2025

	Notes	2025 £m	2024 £m	2023 £m
Total profit for the year		6,289	2,951	5,308
Other comprehensive income/(expense) for the year
Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	37	231	(392)	(22)
Reclassification of exchange movements on liquidation or disposal of overseas subsidiaries and associates	37	(12)	(87)	(34)
Fair value movements on cash flow hedges		(41)	–	(1)
Cost of hedging		4	(4)	–
Reclassification of cash flow hedges to income statement		36	4	4
Deferred tax on fair value movements on cash flow hedges		(2)	1	1
		216	(478)	(52)
Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	37	(18)	(4)	(25)
Fair value movements on equity investments		215	(100)	(244)
Tax on fair value movements on equity investments		(20)	17	14
Fair value movements on cash flow hedges		–	8	(40)
Remeasurement gains/(losses) on defined benefit plans		133	506	71
Tax credit/(charge) on remeasurement of defined benefit plans		(33)	(122)	(41)
		277	305	(265)
Other comprehensive income/(expense) for the year	37	493	(173)	(317)
Total comprehensive income for the year		6,782	2,778	4,991
Total comprehensive income for the year attributable to:
Shareholders		6,227	2,406	4,636
Non-controlling interests		555	372	355
Total comprehensive income for the year		6,782	2,778	4,991

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Consolidated balance sheet for the year ended 31 December 2025

	Notes	2025 £m	2024 £m
Assets
Non-current assets
Property, plant and equipment	17	9,322	9,227
Right of use assets	18	726	846
Goodwill	19	7,018	6,982
Other intangible assets	20	16,748	15,515
Investments in associates and joint ventures	21	89	96
Other investments	22	1,037	1,100
Deferred tax assets	14	6,520	6,757
Derivative financial instruments	43	–	1
Other non-current assets	23	2,148	1,942
Total non-current assets		43,608	42,466

Current assets
Inventories	24	5,924	5,669
Current tax recoverable	14	288	489
Trade and other receivables	25	7,471	6,836
Derivative financial instruments	43	121	109
Liquid investments	29	9	21
Cash and cash equivalents	26	3,397	3,870
Assets held for sale	27	300	3
Total current assets		17,510	16,997
Total assets		61,118	59,463

Liabilities
Current liabilities
Short-term borrowings	29	(3,012)	(2,349)
Contingent consideration liabilities	32	(1,348)	(1,172)
Trade and other payables	28	(15,381)	(15,335)
Derivative financial instruments	43	(75)	(192)
Current tax payable	14	(498)	(703)
Short-term provisions	31	(938)	(1,946)
Liabilities relating to assets held for sale	27	(139)	–
Total current liabilities		(21,391)	(21,697)

Non-current liabilities
Long-term borrowings	29	(14,708)	(14,637)
Deferred tax liabilities	14	(291)	(382)
Pensions and other post-employment benefits	30	(1,687)	(1,864)
Derivative financial instruments	43	(67)	–
Other provisions	31	(610)	(589)
Contingent consideration liabilities	32	(5,385)	(6,108)
Other non-current liabilities	33	(1,023)	(1,100)
Total non-current liabilities		(23,771)	(24,680)
Total liabilities		(45,162)	(46,377)
Net assets		15,956	13,086

Equity
Share capital	36	1,349	1,348
Share premium	36	3,498	3,473
Retained earnings	37	10,209	7,796
Other reserves	37	1,321	1,054
Shareholders’ equity		16,377	13,671
Non-controlling interests		(421)	(585)
Total equity		15,956	13,086
The financial statements on pages 165 to 252 were approved by the Board on 4 March 2026 and signed on its behalf by
Sir Jonathan Symonds
Chair

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Consolidated statement of changes in equity for the year ended 31 December 2025

	Shareholders’ equity
	Share capital £m	Share premium £m	Retained earnings £m	Other reserves* £m	Total £m	Non- controlling interests £m	Total equity £m
At 31 December 2022	1,347	3,440	4,363	1,448	10,598	(502)	10,096
Profit for the year	–	–	4,928	–	4,928	380	5,308
Other comprehensive income/(expense) for the year	–	–	(45)	(247)	(292)	(25)	(317)
Total comprehensive income/(expense) for the year	–	–	4,883	(247)	4,636	355	4,991
Distributions to non-controlling interests	–	–	–	–	–	(412)	(412)
Contributions from non-controlling interests	–	–	–	–	–	7	7
Dividends to shareholders	–	–	(2,247)	–	(2,247)	–	(2,247)
Realised after tax gains/(losses) on disposal or liquidation of equity investments	–	–	(26)	26	–	–	–
Share of associates and joint ventures realised gains/(losses) on disposal of equity investments	–	–	(7)	7	–	–	–
Shares issued	1	9	–	–	10	–	10
Write-down of shares held by ESOP Trusts	–	–	(324)	324	–	–	–
Shares acquired by ESOP Trusts	–	2	283	(285)	–	–	–
Share-based incentive plans	–	–	307	–	307	–	307
Hedging gain/(loss) after taxation transferred to non-financial assets	–	–	–	36	36	–	36
Tax on share-based incentive plans	–	–	7	–	7	–	7
At 31 December 2023	1,348	3,451	7,239	1,309	13,347	(552)	12,795
Profit for the year	–	–	2,575	–	2,575	376	2,951
Other comprehensive income/(expense) for the year	–	–	(83)	(86)	(169)	(4)	(173)
Total comprehensive income/(expense) for the year	–	–	2,492	(86)	2,406	372	2,778
Distributions to non-controlling interests	–	–	–	–	–	(416)	(416)
Contributions from non-controlling interests	–	–	–	–	–	9	9
Changes to non-controlling interests	–	–	–	–	–	4	4
Dividends to shareholders	–	–	(2,444)	–	(2,444)	–	(2,444)
Deconsolidation of former subsidiary	–	–	–	–	–	(2)	(2)
Realised after tax gains/(losses) on disposal or liquidation of equity investments	–	–	14	(14)	–	–	–
Share of associates and joint ventures realised gains/(losses) on disposal of equity investments	–	–	52	(52)	–	–	–
Shares issued	–	20	–	–	20	–	20
Write-down of shares held by ESOP Trusts	–	–	(362)	362	–	–	–
Shares acquired by ESOP Trusts	–	2	457	(459)	–	–	–
Share-based incentive plans	–	–	344	–	344	–	344
Hedging gain/(loss) after taxation transferred to non-financial assets	–	–	–	(6)	(6)	–	(6)
Tax on share-based incentive plans	–	–	4	–	4	–	4
At 31 December 2024	1,348	3,473	7,796	1,054	13,671	(585)	13,086
Profit for the year	–	–	5,716	–	5,716	573	6,289
Other comprehensive income/(expense) for the year	–	–	323	188	511	(18)	493
Total comprehensive income/(expense) for the year	–	–	6,039	188	6,227	555	6,782
Distributions to non-controlling interests	–	–	–	–	–	(391)	(391)
Dividends to shareholders	–	–	(2,564)	–	(2,564)	–	(2,564)
Realised after tax gains/(losses) on disposal or liquidation of equity investments	–	–	(66)	66	–	–	–
Share of associates and joint ventures realised gains/(loss) on disposal of equity investments	–	–	58	(58)	–	–	–
Shares issued	1	14	–	–	15	–	15
Purchase of treasury shares	–	–	(1,377)	–	(1,377)	–	(1,377)
Write-down on shares held by ESOP Trusts	–	–	(467)	467	–	–	–
Shares acquired by ESOP Trusts	–	11	385	(396)	–	–	–
Share-based incentive plans	–	–	374	–	374	–	374
Tax on share-based incentive plans	–	–	31	–	31	–	31
At 31 December 2025	1,349	3,498	10,209	1,321	16,377	(421)	15,956
*An analysis of Other reserves is presented as part of Note 37, ‘Movements in equity’.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Consolidated cash flow statement for the year ended 31 December 2025

	Notes	2025 £m	2024 £m	2023 £m
Cash flow from operating activities
Profit after tax		6,289	2,951	5,308
Adjustments reconciling profit after tax to operating cash flows	41	2,654	4,910	2,788
Cash generated from operations		8,943	7,861	8,096
Taxation paid		(1,202)	(1,307)	(1,328)
Total net cash inflow/(outflow) from operating activities		7,741	6,554	6,768

Cash flow from investing activities
Purchase of property, plant and equipment		(1,348)	(1,399)	(1,314)
Proceeds from sale of property, plant and equipment		24	65	28
Purchase of intangible assets		(1,637)	(1,583)	(1,030)
Proceeds from sale of intangible assets		115	131	12
Purchase of equity investments		(92)	(103)	(123)
Proceeds from sale of equity investments		189	2,356	1,832
Share transactions with non-controlling interests		–	(1)	–
Purchase of businesses, net of cash acquired	40	(1,692)	(805)	(1,457)
Investments in associates and joint ventures		–	(43)	–
Proceeds from disposal of associates and joint ventures		–	–	1
Contingent consideration paid		(17)	(19)	(11)
Disposal of businesses	40	(27)	(18)	49
Interest received		154	138	115
(Increase)/decrease in liquid investments		11	21	72
Dividends from joint ventures and associates		67	15	11
Dividend and distributions from investments		20	16	220
Total net cash inflow/(outflow) from investing activities		(4,233)	(1,229)	(1,595)
Cash flow from financing activities
Issue of share capital	36	15	20	10
Repayment of long-term loans		(1,400)	(1,615)	(2,260)
Issue of long-term notes		1,979	1,075	223
Net increase/(decrease) in short-term loans		1,085	(811)	(333)
Increase in other short-term loans		130	266	–
Repayment of other short-term loans		(288)	(81)	–
Repayment of lease liabilities		(241)	(226)	(197)
Interest paid		(679)	(632)	(766)
Dividends paid to shareholders		(2,564)	(2,444)	(2,247)
Purchase of treasury shares		(1,377)	–	–
Distribution to non-controlling interests		(391)	(416)	(412)
Contributions from non-controlling interests		–	9	7
Other financing items		46	129	334
Total net cash inflow/(outflow) from financing activities		(3,685)	(4,726)	(5,641)
Increase/(decrease) in cash and bank overdrafts in the year	42	(177)	599	(468)

Cash and bank overdrafts at the beginning of the year		3,403	2,858	3,425
Exchange adjustments		(19)	(54)	(99)
Increase/(decrease) in cash and bank overdrafts in the year		(177)	599	(468)
Cash and bank overdrafts at the end of the year		3,207	3,403	2,858

Cash and bank overdrafts at end of the year comprise:
Cash and cash equivalents		3,397	3,870	2,936
Bank overdrafts		(190)	(467)	(78)
		3,207	3,403	2,858

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements

1. Presentation of the financial statements
Description of business
GSK is a global biopharma group which prevents and treats
disease with specialty medicines, vaccines and general
medicines. GSK focuses on the science of the immune system
and advanced technologies, investing in four core therapeutic areas: respiratory, immunology and inflammation; oncology;
HIV; and infectious diseases.
Compliance with applicable law and IFRS
The consolidated financial statements have been prepared in
accordance with UK-adopted international accounting
standards in conformity with the requirements of the
Companies Act 2006 and the IFRS Accounting Standards as
issued by the International Accounting Standards Board
(IASB).
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
–Notes to the financial statements
Composition of the Group
A list of the subsidiaries and associates which, in the opinion of the Directors, principally affected the amount of profit or net assets of the Group is given in Note 45, ‘Principal Group
companies’.
Financial period
These consolidated financial statements cover the financial
year from 1 January to 31 December 2025, with comparative
figures for the financial years from 1 January to 31 December
2024 and, where appropriate, from 1 January to 31 December
2023.
Accounting principles and policies
The Directors have, at the time of approving the consolidated financial statements, a reasonable expectation that the Group has adequate resources to continue in operational existence
for the foreseeable future. Thus, the financial statements have been prepared on a going concern basis and using the
historical cost convention, modified to include revaluation to fair value of certain financial instruments, contingent
consideration liabilities, pension assets and liabilities and employee share plans, as stated in the accounting policies.
The consolidated financial statements have been prepared in
accordance with the Group’s accounting policies approved by
the Board as described in Note 2, ‘Accounting principles and policies’.
The preparation of the consolidated financial statements in
conformity with generally accepted accounting principles
requires management to make estimates and assumptions that
affect the reported amounts of assets and liabilities and
disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual
results could differ from those estimates. Note 3, ‘Critical accounting judgments and key sources of estimation
uncertainty’ provides details on the critical judgements that management have applied that have the most significant effect on the consolidated financial statements and the key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year.
In preparing the consolidated financial statements, the Group has evaluated the potential effects of both physical and
transition climate-related risks, along with planned mitigation efforts, on the valuation of assets and liabilities; with
consideration of the risks outlined in our climate-related
financial disclosures.
As of 31 December 2025, the Group has determined that
climate-related risks do not have a material impact on the
significant judgements and estimates and, as a result, the
valuation of the assets or liabilities have not been impacted.
The Group has reviewed the recoverable values of key assets
impacted such as property, plant and equipment, inventories, goodwill, and intangible assets given their potential exposure to climate-related risks, as well as the Group’s planned
transition efforts.
Among the risks identified is our reliever MDI medication
(Ventolin). The Group is responding to this risk by transitioning to a lower-carbon propellant. This transition is not anticipated to materially affect the recoverable amounts, or estimated
useful lives, of related property, plant and equipment.
Additional information can be found in Note 17, 'Property, plant and equipment'.
While the Group does not foresee any significant medium-term impact at present, it remains aware of the evolving nature of climate-related risks. The Group continues to evaluate the
implications on judgements and estimates, as well as on any
potential effects on the preparation of the consolidated
financial statements.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued

2. Accounting principles and policies
Consolidation
The consolidated financial statements include:
–the assets and liabilities, and the results and cash flows, of the company and its subsidiaries, including ESOP Trusts;
–the Group’s share of the results and net assets of associates and joint ventures; and
–the Group’s share of assets, liabilities, revenue and
expenses of joint operations
The financial statements of entities consolidated are made up to 31 December each year.
Entities over which the Group has control are accounted for as subsidiaries and consolidated in the Group financial
statements. Control is achieved when an entity in the Group:
–has power over the investee;
–is exposed, or has rights, to variable returns from its
involvement with the investee; and
–has the ability to use its power to affect its returns
This is generally through control over the financial and
operating policies of the subsidiary.
Where the Group has the ability to exercise joint control over, and rights to, the net assets of entities, the entities are
accounted for as joint ventures. Where the Group has the
ability to exercise joint control over an arrangement, but has rights to specified assets and obligations for specified
liabilities of the arrangement, the arrangement is accounted for as a joint operation. Where the Group has the ability to
exercise significant influence over entities, they are accounted for as associates. The results, assets and liabilities of
associates and joint ventures are incorporated into the
consolidated financial statements using the equity method of accounting. The assets, liabilities, revenue and expenses of joint operations are included in the consolidated financial
statements in accordance with the Group’s rights and
obligations. Interests acquired in entities are consolidated from the date the Group acquires control and interests sold are
deconsolidated from the date control ceases.
Transactions and balances between subsidiaries are
eliminated and no profit before tax is taken on sales between subsidiaries until the products are sold to customers outside the Group. The relevant proportion of profits on transactions with joint ventures, joint operations and associates is also deferred until the products are sold to third parties.
Transactions with non-controlling interests are recorded
directly in equity. Deferred tax relief on unrealised intra-Group profit is accounted for only to the extent that it is considered recoverable.
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
Where not all of the equity of a subsidiary is acquired, the non-
controlling interest is recognised either at fair value or at the non-controlling interest’s share of the net assets of the
subsidiary, on a case-by-case basis. Changes in the Group’s
ownership percentage of subsidiaries where control is not lost are accounted for within equity.
Foreign currency translation
Foreign currency transactions are booked in the functional
currency of the Group company at the exchange rate ruling on the date of transaction. Foreign currency monetary assets and liabilities are retranslated into the functional currency at rates of exchange ruling at the balance sheet date. Exchange
differences are included in the income statement.
On consolidation, assets and liabilities, including related
goodwill, of overseas subsidiaries, associates and joint
ventures, are translated into Sterling at rates of exchange
ruling at the balance sheet date. The results and cash flows of overseas subsidiaries, associates and joint ventures are
translated into Sterling using average rates of exchange which approximate to the actual exchange rates on the date of the
transactions.
Exchange adjustments arising when the opening net assets
and the profits for the year retained by overseas subsidiaries, associates and joint ventures are translated into Sterling, less exchange differences arising on related foreign currency
borrowings which hedge the Group’s net investment in these
operations are recognised in other comprehensive income and
accumulated in a separate component of equity within
retained earnings. Foreign currency borrowings used to hedge net investments in foreign operations are accounted for in
accordance with IFRS 9, with hedge documentation and
effectiveness testing maintained as required.
When translating into Sterling the assets, liabilities, results and cash flows of overseas subsidiaries, associates and joint
ventures which are reported in currencies of hyper-inflationary economies, adjustments are made where material to reflect
current price levels. Any gain or loss on net monetary position is charged to the consolidated income statement.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

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
The Group has entered into collaboration agreements, typically with other pharmaceutical or biotechnology companies to
develop, produce and market medicines and vaccines that do
not qualify as joint arrangements. When GSK has control over the commercialisation activities and considers itself as a
principal in the arrangement, the Group recognises turnover
and cost of sales on a gross basis. Profit sharing amounts and royalties due to the counterparty are recorded within cost of sales. Cost of sales includes net recoveries of cost of
£1 million (2024: cost of £7 million; 2023: net recoveries of cost of £45 million) from profit sharing arrangements and royalties due to the counterparty. When the counterparty controls the
commercialisation activities and records the sale, the Group is not the principal in the customer contract and instead records its share of gross profit as co-promotion income, on a net
basis, within turnover. The nature of co-promotion activities is such that the Group records no costs of sales.
Reimbursements to and from the counterparty under
collaboration agreements for ‘selling, general and
administration’ and ‘research and development’ costs are
recorded net in the respective lines in the income statement.
Other operating income and royalty income
GSK enters into development and marketing collaborations
and out-licenses of the Group’s compounds or products to
other parties. These contracts give rise to fixed and variable consideration from upfront payments, development
milestones, sales-based milestones and royalties.
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
Expenditure
Expenditure is recognised in respect of goods and services
received when supplied in accordance with contractual terms
in the period to which they relate. Provision is made when an obligation exists for a future liability in respect of a past event, the amount of the obligation can be reliably estimated and it is probable that an outflow of economic benefits will be required to settle the obligation.
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
Development expenditure is capitalised when the criteria for recognising an asset are met, usually when a regulatory filing has been made in a major market and approval is considered
highly probable. Intangible assets and property, plant and
equipment used for research and development are capitalised
and amortised/depreciated in accordance with the Group’s
policy.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

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
The service cost of providing retirement benefits to employees during the year, cost of plans, net interest (income)/cost and the cost of any curtailment, is charged to operating profit in the year.
Actuarial gains and losses and the effect of changes in
actuarial assumptions are recognised in the statement of
comprehensive income in the year in which they arise.
The Group’s contributions to defined contribution plans are
charged to the income statement as incurred.
Employee share plans
Incentives in the form of shares are provided to employees
under share option and share award schemes.
The fair values of these options and awards are calculated at their grant dates using a Black-Scholes option pricing model and charged to the income statement over the relevant vesting periods after adjusting for expected forfeitures and any non-
market based performance conditions.
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
Property, plant and equipment
Property, plant and equipment (PP&E) is stated at the historical cost of purchase or construction, less accumulated
depreciation and accumulated impairment. Financing costs
are capitalised within the cost of qualifying assets under
construction.
Subsequent costs are added in the asset’s carrying amount or recognised as a separate asset, as appropriate, only if the
spending results in a real enhancement in the value, capacity, performance or useful economic life of the asset. All other
repairs and maintenance are charged to the income statement
during the reporting period in which they are incurred.
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
On disposal of PP&E, the cost and related accumulated
depreciation and impairments are removed from the financial
statements and the net amount, less any proceeds, is taken to the income statement.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

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
The corresponding liability to the lessor is recognised as a lease obligation within short- and long-term borrowings. The lease liability is initially measured at the discounted present value of the lease payments that are not paid at the
commencement date. The carrying amount of the lease liability is subsequently increased to reflect interest on the liability and reduced by lease payments made.
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
Licences, patents, know-how and marketing rights separately
acquired or acquired as part of a business combination are
amortised over their estimated useful lives, generally not
exceeding 30 years, using the straight-line basis, from the time they are available for use. The estimated useful lives for
determining the amortisation charge take into account patent lives (exclusivity period), where applicable, as well as the value obtained from periods of non-exclusivity. For
Pharmaceutical intangible assets, depending on the
characteristics, competitive environment and estimated long-
term profits of the asset, between 80% to 90% of the book
value is amortised over the exclusivity period on a straight-line basis and the remaining book value is amortised over a non-
exclusivity period of 5-15 years on a straight-line basis. For
Vaccines intangible assets, cost is usually amortised over the patent period plus 10 years, or 30 years if no patent is granted, on a straight-line basis. Asset lives are reviewed, and where appropriate adjusted, annually.
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
Acquired in-process R&D and marketed products are valued
independently as part of the fair value of businesses acquired from third parties where they have a value which is substantial and long term and where the assets either are contractual or legal in nature or can be sold separately from the rest of the businesses acquired.
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
not exceed the carrying amounts that would have existed, net of depreciation or amortisation, had no impairments been
recognised.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

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
Distributions received/receivable from the associates are
accounted for as a reduction in the investment in associates carrying amount. The Group recognises the assets, liabilities, revenue and expenses of joint operations in accordance with
its rights and obligations.
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
Purchases and sales of other investments are generally
accounted for on the settlement date, except for regular-way purchases and sales of listed investments traded on a
regulated stock exchange, which are accounted for on the
trade date.
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
In accordance with IFRS 9, trade receivables under factoring arrangements are derecognised when the Group has
transferred substantially all the risks and rewards of the
receivables, including credit risk. Consistent with the
underlying nature of the activity, the cash inflows from
factoring arrangements are recognised within cash flows from operating activities.
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
fair value through profit or loss because the funds fail the solely payments of principal and interest on principal
outstanding (SPPI) test.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued 2. Accounting principles and policies continued
Borrowings
All borrowings are initially recorded at fair value, being the amount of proceeds received, net of directly attributable
transaction costs. Borrowings are subsequently carried at
amortised cost, using the effective interest method. Borrowing costs (including the amortisation of transaction costs) are
recognised in profit or loss over the term of the borrowing, except to the extent that they are directly attributable to the acquisition, construction, or production of a qualifying asset, in which case they are capitalised as part of the cost of that
asset.
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
Hedge accounting
Derivatives designated as hedging instruments are classified at the inception of the hedge relationship as cash flow hedges, net investment hedges or fair value hedges. At inception, the
Group documents the relationship between the hedging
instrument and the hedged item, the risk management
objective and the strategy for undertaking the hedge. Hedge
effectiveness is assessed on an ongoing basis to ensure the
hedge continues to meet IFRS 9 criteria.
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
Net investment hedges are accounted for in a similar way to
cash flow hedges. Amounts deferred in the net investment
hedge reserve are only reclassified to the income statement on disposal (or partial disposal) of the foreign operation.
Changes in the fair value of derivatives designated as fair
value hedges are recorded in the income statement, together
with the changes in the fair value of the hedged asset or
liability.
Hedge accounting is discontinued when the hedging
instrument expires, is sold, is terminated, or no longer qualifies for hedge accounting.
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
Restructuring
Costs of restructuring arise from restructuring programmes
that are planned and controlled by the Group. A provision for restructuring is recognised when there is a detailed formal
plan in place, and management has created a valid
expectation by  announcing the main features of the plan to
those affected by it, or has started implementation.
Discounting
Where the time value of money is material, balances are
discounted to current values using appropriate discount rates.
The unwinding of the discounts is recorded in finance income and finance expense.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued 2. Accounting principles and policies continued
Assets and liabilities held for sale or
distribution and discontinued operations
Non-current assets or disposal groups are classified as held for sale or distribution if their carrying amount will be recovered principally through sale or a distribution to shareholders rather than through continuing use, they are available for immediate sale or distribution in their present condition and the sale or distribution is considered highly probable and expected to be completed
within one year. Assets classified as held for sale or distribution are measured at the lower of their carrying amount and fair value less costs to sell or distribute. Assets classified as held for sale or distribution are not depreciated or amortised. Assets and
liabilities classified as held for sale or distribution are presented in current assets and current liabilities separately from the other assets and liabilities in the balance sheet.
A discontinued operation is a component of the Group that has been disposed of, distributed or is classified as held for sale or distribution and that represents a separate major line of
business or geographical area of operations. The results of
discontinued operations are presented separately in the
consolidated income statement, the consolidated statement of comprehensive income and the consolidated statement of
cash flows and comparatives are restated on a consistent
basis.
Share buyback
Where the Group purchases the Company’s equity instruments,
for example as a result of a share buyback programme, the
consideration paid, including any directly attributable incremental costs (net of income taxes), is deducted from retained earnings as Treasury shares until the shares are cancelled or re-issued.
Where such ordinary shares are subsequently re-issued, any
consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in shareholders’ equity. Where it is determined that the terms and conditions of a contract to purchase the Company’s shares
results in the Group being unable to cancel the obligation arising under the contract, a financial liability is recognised for the unavoidable obligation.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

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
Turnover
Reported Group turnover for 2025 was £32,667 million (2024:
£31,376 million).
Estimate
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
Turnover of Commercial Operations products in the US for
2025 of £16,859 million (2024: £16,384 million) was after
recording deductions of £15,427 million (2024: £14,100 million)
for rebates, allowances, returns and other discounts. At
31 December 2025, the total accrual amounted to £4,891
million (2024: £5,235 million). Due to the nature of these
accruals it is not practicable to give meaningful sensitivity estimates due to the large volume of variables that contribute to the overall rebates, chargebacks, returns and other revenue accruals.
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
Taxation
The tax charge for the year was £1,112 million (2024: £526
million). At 31 December 2025, current tax payable was £498
million (2024: £703 million), and current tax recoverable was
£288 million (2024: £489 million).
Judgement and estimate
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
At 31 December 2025, the Group had recognised provisions
of £649 million in respect of uncertain tax positions (2024:
£636 million). Due to the number of uncertain tax positions
held and the number of jurisdictions to which these relate, it is not practicable to give meaningful sensitivity estimates. No uncertain tax position is individually material to the Group.
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

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued 3. Critical accounting judgements and key sources of estimation uncertainty continued
Legal and other disputes
Legal costs for the year were £192 million (2024: £1,964
million).
At 31 December 2025 provisions for legal and other disputes
amounted to £210 million (2024: £1,446 million).
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
Details of the status and various uncertainties involved in the significant unresolved disputes are set out in Note 46, ‘Legal proceedings’.
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
Contingent consideration
The 2025 income statement charge for contingent
consideration was £556 million (2024: £1,762 million).
At 31 December 2025, the liability for contingent consideration amounted to £6,733 million (2024: £7,280 million). Of this
amount, £5,433 million (2024: £6,061 million) related to the acquisition of the former Shionogi-ViiV Healthcare joint venture in 2012.
Estimate
Any contingent consideration included in the consideration
payable for a business combination is recorded at fair value at the date of acquisition. These fair values are generally based on risk-adjusted future cash flows discounted using
appropriate post-tax discount rates. The fair values are
reviewed on a regular basis, and any changes are reflected in the income statement. The key sources of estimation
uncertainty are sales forecasts and discount rate. Refer to
Note 32, ‘Contingent consideration liabilities’ for further
information and sensitivity analysis.
Pensions and other post-employment
benefits
Judgement
Where a surplus on a defined benefit scheme arises, or there is potential for a surplus to arise from committed future
contributions, the rights of the Trustees to prevent the Group obtaining a refund of that surplus in the future are considered in determining whether it is necessary to restrict the amount of the surplus that is recognised. Three UK schemes are in
surplus (2024: three), with a combined surplus of £848 million at 31 December 2025 (2024: £725 million). There are further
recognised pension surpluses totalling £267 million spread
across six countries (2024: £173 million across five countries).
GSK has made the judgement that these amounts would be
recoverable.
Estimate
The costs of providing pensions and other post-employment
benefits are assessed on the basis of assumptions selected by management. These assumptions include future earnings and
pension increases, discount rates, expected long-term rates of return on assets and mortality rates. The key source of
estimation uncertainty is the discount rate. Refer to Note 30,
‘Pensions and other post-employment benefits’ for further
information and sensitivity analysis.
Impairment of intangible assets
The Group's intangible assets primarily comprise acquired
licences, patents, amortised brands, and product
development costs. At 31 December 2025, these assets have
a carrying amount of £16,141 million (2024: £14,936 million).
Intangible assets are tested for impairment when indicators of impairment arise, or annually where the asset is not yet in use.
Estimate
The recoverable amount of intangible assets is determined as the higher of their fair value less costs of disposal and their value in use. Given the inherent uncertainty in pharmaceutical development and commercialisation, there is significant
estimation involved in determining the recoverable amount of intangible assets. The value in use is estimated using
discounted cash flow models, which require estimates such as future sales forecasts, discount rates, probability of technical and regulatory success (PTRS) and the results from research
and development activities. The key sources of estimation
uncertainty are sales forecasts and PTRS. The key sources of estimation uncertainty are in relation to the portfolio of
intangible assets as a whole and based on the number of
assets held and the different assumptions for each asset, it is not practicable to give a meaningful sensitivity analysis.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued

4. New accounting requirements
Amendments to IFRS Accounting Standards applicable
from 1 January 2025
GSK has adopted the following amendments to IFRS
Accounting Standards, with no material impact to the Group in the year ended 31 December 2025:
–Lack of Exchangeability - Amendments to IAS 21.
New IFRS Accounting Standards and amendments
issued but not yet effective
Certain amendments to IFRS Accounting Standards and
interpretations have been published that are not mandatory for the 31 December 2025 reporting period and have not been
early adopted by the Group. The amendments and
interpretations that are not expected to have a material impact on the results or financial position of the Group in future
reporting periods are:
–Annual Improvements to IFRS Accounting Standards -
Volume 11 (effective from 1 January 2026, endorsed by the
United Kingdom Endorsement Board (UKEB));
–Classification and Measurement of Financial Instruments -
Amendments to IFRS 9 and IFRS 7 (effective from 1 January
2026, endorsed by the UKEB);
–Contracts Referencing Nature-dependent Electricity -
Amendments to IFRS 9 and IFRS 7 (effective from 1 January
2026, endorsed by the (UKEB);
–IFRS 19 Subsidiaries without Public Accountability:
Disclosures (effective from 1 January 2027, not yet
endorsed by the UKEB).
IFRS 18 ‘Presentation and Disclosure in Financial Statements’
was issued by the IASB in April 2024 and has been endorsed
by the UKEB. IFRS 18 replaces IAS 1 ‘Presentation of Financial
Statements’ and introduces new presentation and disclosure
requirements, particularly for the income statement. IFRS 18 does not affect the recognition or measurement of items in the financial statements.
The requirements are effective for periods beginning on or
after 1 January 2027, with retrospective application required, including specified reconciliations for comparative periods.
The Group is currently assessing the impact of IFRS 18 on
presentation and disclosures in the consolidated financial
statements. Although the adoption of IFRS 18 will have no
impact on the Group’s profit after taxation, there will be an impact on presentation of the primary financial statements and certain disclosures. To date, the following potential impacts have been identified:
–items of income and expenses presented in the
Consolidated income statement will be grouped into the new
categories: operating, investing, financing, income taxes,
and discontinued operations;
–an additional mandatory subtotal for ‘Profit/ (loss) before financing and income taxes’ will be presented;
–the enhanced principles on aggregation and
disaggregation, and the ‘useful structured summary’
concept, will require some changes to line items presented
in the primary financial statements, however this change is
not expected to be significant;
–certain new or enhanced disclosures will be required for:
–management-defined performance measures (MPMs),
most of which are currently disclosed in the Group
Financial Review;
–a breakdown of the nature of expenses for line items
presented by function in the operating category of the
Consolidated income statement;
–a reconciliation for each line item in the Consolidated
income statement between the restated amounts and
amounts previously published upon transition from IAS
1 to IFRS 18;
–there will be a minor impact on the presentation of the
Consolidated statement of cash flows as the starting point
for the cash flow statement will be the ‘Operating profit/
(loss)’ subtotal
The Group intends to adopt IFRS 18 for the reporting period
commencing 1 January 2027. Preparatory activities are
underway to ensure readiness for adoption, including updates to reporting systems and chart of accounts.

5. Exchange rates
The Group uses the average of exchange rates prevailing during the period to translate the results and cash flows of overseas subsidiaries, joint ventures and associates into Sterling and period end rates to translate the net assets of those entities. The currencies which most influence these translations and the relevant exchange rates were:

	2025	2024	2023
Average rates:
US$/£	1.31	1.28	1.24
Euro/£	1.17	1.18	1.15
Yen/£	198	193	175

	2025	2024	2023
Period end rates:
US$/£	1.35	1.25	1.27
Euro/£	1.15	1.20	1.15
Yen/£	211	197	180

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued

6. Turnover and segment information
Operating segments are reported based on the financial information provided to the Chief Executive Officer, who is the Chief
Operating Decision Maker, and the responsibilities of the Executive Committee (ExCom). GSK reports under two segments;
Commercial Operations and Total R&D. Members of the ExCom are responsible for each segment.
R&D investment is essential for the sustainability of the business. However, for segment reporting the Commercial Operating profits exclude allocations of globally funded R&D.
The Total R&D segment is the responsibility of the Chief Scientific Officer and is reported as a separate segment. The operating costs of this segment include R&D activities across Specialty Medicines, including HIV and Vaccines. It includes R&D and some
Selling, General and Administrative (SG&A) costs relating to regulatory and other functions.
The Group’s management reporting process allocates intra-Group profit on a product sale to the segment in which that sale is recorded, and the profit analyses below have been presented on that basis.

Turnover by segment	2025 £m	2024 £m	2023 £m
Commercial Operations	32,667	31,376	30,328
	32,667	31,376	30,328
Product sales are reported within three product groups: Specialty Medicines, Vaccines and General Medicines.

Commercial Operations	2025 £m	2024 £m	2023 £m
HIV	7,687	7,089	6,444
Respiratory, Immunology & Inflammation	3,810	3,299	3,025
Oncology	1,977	1,410	731
	13,474	11,798	10,200
Pandemic	–	12	44
Specialty Medicines	13,474	11,810	10,244

Shingles	3,558	3,364	3,446
Meningitis	1,583	1,437	1,260
RSV (Arexvy)	593	590	1,238
Influenza	303	408	504
Established Vaccines	3,120	3,339	3,266
	9,157	9,138	9,714
Pandemic Vaccines	–	–	150
Vaccines	9,157	9,138	9,864

Respiratory	7,068	7,213	6,825
Other General Medicines	2,968	3,215	3,395
General Medicines	10,036	10,428	10,220

Total Commercial Operations	32,667	31,376	30,328

Turnover by region	2025 £m	2024 £m	2023 £m
UK (the Group’s country of domicile)	683	708	693
US	16,859	16,384	15,820
Europe	6,850	5,958	5,871
International	8,275	8,326	7,944
Total Commercial Operations	32,667	31,376	30,328

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued 6. Turnover and segment information continued
During 2025, sales were made to three US wholesalers of £5,345 million (2024: £4,538 million; 2023: £4,494 million), £4,802 million (2024: £4,792 million; 2023: £4,498 million) and £3,206 million (2024: £3,366 million; 2023: £3,531 million) respectively, after allocating final-customer discounts to the wholesalers.
Revenue recognised in the year from performance obligations satisfied in previous periods impacting turnover arises from changes to prior year estimates of returns and rebates accruals of £873 million (2024: £740 million).

Segment profit	2025 £m	2024 £m	2023 £m
Commercial Operations	16,260	15,335	14,656
Research and Development	(6,251)	(5,845)	(5,607)
Segment profit	10,009	9,490	9,049
Corporate and other unallocated costs	(226)	(342)	(263)
Other reconciling items between segment profit and operating profit	(1,851)	(5,127)	(2,041)
Total Operating profit	7,932	4,021	6,745

Finance income	169	122	115
Finance costs	(701)	(669)	(792)
Share of after tax profit/(loss) of associates and joint ventures	1	(3)	(5)
Profit/(loss) on disposal of interests in associates and joint ventures	–	6	1
Profit before taxation	7,401	3,477	6,064
Taxation	(1,112)	(526)	(756)
Profit after taxation for the year	6,289	2,951	5,308
Other reconciling items between segment profit and operating profit comprise items not specifically allocated to segment profit.
These include intangible asset amortisation (2025: £808 million; 2024: £1,002 million; 2023: £719 million), intangible asset impairment (2025: £880 million; 2024: £314 million; 2023: £398 million), major restructuring (2025: £109 million; 2024: £353 million;
2023: £382 million), transaction-related items (2025: £507 million; 2024: £1,881 million; 2023: £572 million) and significant legal, divestments and other items (2025: £453 million gain; 2024: £1,577 million loss; 2023: £30 million gain).

Depreciation and amortisation by segment	2025 £m	2024 £m	2023 £m
Commercial Operations	874	906	893
Research and Development	553	569	572
Segment depreciation and amortisation	1,427	1,475	1,465
Corporate and other unallocated depreciation and amortisation	79	74	110
Other reconciling items between segment depreciation and amortisation and total depreciation and amortisation	808	1,002	719
Total depreciation and amortisation	2,314	2,551	2,294

PP&E, intangible asset and goodwill impairment by segment	2025 £m	2024 £m	2023 £m
Commercial Operations	149	102	27
Research and Development	49	22	13
Segment impairment	198	124	40
Corporate and other unallocated impairment	36	11	35
Other reconciling items between segment impairment and total impairment	880	302	432
Total impairment	1,114	437	507

PP&E and intangible asset impairment reversals by segment
Commercial Operations	(9)	(28)	(16)
Research and Development	(3)	(2)	(9)
Segment impairment reversals	(12)	(30)	(25)
Corporate and other unallocated impairment reversals	(1)	(3)	(14)
Other reconciling items between segment impairment reversals and total impairment reversals	(3)	–	–
Total impairment reversals	(16)	(33)	(39)

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued 6. Turnover and segment information continued

Net operating assets by segment	2025 £m	2024 £m
Commercial Operations	13,286	12,501
Research and Development	9,637	7,459
Segment net operating assets	22,923	19,960
Corporate and other unallocated net operating assets	1,099	43
Net operating assets	24,022	20,003

Net debt	(14,453)	(13,095)
Investments in associates and joint ventures	89	96
Derivative financial instruments	(21)	(82)
Current and deferred taxation	6,019	6,161
Assets held for sale (excluding cash and cash equivalents)	300	3
Net assets	15,956	13,086
The Commercial Operations segment includes the Shionogi-ViiV Healthcare contingent consideration liability of £5,433 million
(2024: £6,061 million) and the Pfizer put option of £822 million (2024: £915 million).
Geographical information

Non-current assets by location of subsidiary	2025 £m	2024 £m
UK	8,466	7,803
US	14,522	13,977
Belgium	5,453	5,378
Rest of World	5,532	5,588
Non-current assets	33,973	32,746
Non-current assets by location exclude amounts relating to other investments, deferred tax assets, derivative financial instruments, pension assets, amounts receivable under insurance contracts and certain other non-current receivables. There are no other countries with individually material non-current assets.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued

7. Other operating income/(expense)

	2025 £m	2024 £m	2023 £m
Fair value remeasurements of equity investments	(24)	51	(122)
Disposal of businesses and assets	106	246	61
Fair value remeasurements on contingent consideration recognised in business combinations(1)	(581)	(1,751)	(791)
Remeasurement of ViiV Healthcare put option liabilities and preferential dividends	93	(67)	245
Fair value adjustments on derivative financial instruments	–	–	7
Other income/(expense)	422	(9)	237
	16	(1,530)	(363)
(1)Fair value remeasurements on contingent consideration disclosed above includes the fair value movements on related hedging contracts.
Disposal of businesses and assets in 2025, 2024 and 2023 primarily included milestone and royalty income.
Fair value remeasurements on contingent consideration recognised as business combinations included: a net charge of
£649 million (2024: £1,533 million, 2023: £934 million) related to the acquisition of the former Shionogi-ViiV Healthcare joint venture; a net credit of £254 million (2024: £22 million, 2023: net charge £44 million) relating to the acquisition of Affinivax; and a net charge of £171 million (2024: £206 million, 2023: net credit £187 million) payable to Novartis related to the Vaccines acquisition, together with fair value movements on related hedging contracts.
Other income in 2025 included £367 million ($500 million) of cash settlement from CureVac. Other income in 2023 primarily included net income from dividends related to investments.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued

8. Operating profit

The following items have been included in operating profit:	2025 £m	2024 £m	2023 £m
Employee costs (Note 9)	8,772	8,759	8,473
Advertising	738	851	835
Distribution costs	202	198	199
Depreciation of property, plant and equipment	850	886	892
Impairment of property, plant and equipment, net of reversals	193	88	17
Depreciation of right of use assets	206	211	190
Impairment of right of use assets, net of reversals	17	(1)	10
Amortisation of intangible assets	1,258	1,454	1,212
Impairment of intangible assets, net of reversals	888	317	418
Impairment of tangible and intangible assets held for sale, net of reversals	–	–	23
Net foreign exchange (gains)/losses	(9)	13	11
Inventories:
Cost of inventories included in cost of sales	6,362	6,495	6,576
Write-down of inventories	1,064	1,046	979
Reversal of prior year write-down of inventories	(575)	(630)	(598)
The reversals of prior year write-downs of inventories principally arise from the reassessment of usage or demand expectations prior to inventory expiration.
Net foreign exchange (gains)/losses include a net gain of £12 million (2024: £87 million; 2023: £34 million) arising from the recycling of exchange on liquidation or disposal of overseas subsidiaries. The recycling of exchange on disposal of overseas associates is £nil (2024: £nil).
Included within operating profit are Major restructuring charges of £109 million (2024: £353 million; 2023: £382 million), see Note
10, ‘Major restructuring costs’.

Fees payable to the company’s auditor and its associates:	2025 £m	2024 £m	2023 £m
Audit of parent company and consolidated financial statements including attestation under s.404 of Sarbanes-Oxley Act 2002	10.9	10.8	10.2
Audit of the company’s subsidiaries	10.0	10.3	10.2
Total audit services	20.9	21.1	20.4
Audit-related and other assurance services	1.9	2.2	1.6
Total audit services, audit-related and other assurance services	22.8	23.3	22.0
The other assurance services provided by the auditor related to agreed-upon procedures and other assurance services outside of statutory audit requirements.
In addition to the above, fees paid to the auditor in respect of the GSK pension schemes were:

	2025 £m	2024 £m	2023 £m
Audit	0.2	0.2	0.2

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued

9. Employee costs

	2025 £m	2024 £m	2023 £m
Wages and salaries	6,843	6,750	6,706
Social security costs	865	862	818
Pension and other post-employment costs, including augmentations (Note 30)	300	368	356
Cost of share-based incentive plans	390	347	321
Severance and other costs from integration and restructuring activities	374	432	272
	8,772	8,759	8,473
The Group provides benefits to employees, commensurate with local practice in individual countries, including in some markets, healthcare insurance, subsidised car schemes and personal life assurance.
The cost of share-based incentive plans is analysed as follows:

	2025 £m	2024 £m	2023 £m
Share Value Plan	288	260	244
Performance Share Plan	75	67	58
Share option plans	6	6	5
Cash settled and other plans	21	14	14
	390	347	321
The average number of persons employed by the Group (including Directors) during the year:

	2025 Number	2024 Number	2023 Number
Manufacturing	22,686	23,206	23,209
Selling, general and administration	32,743	33,503	34,446
Research and development	12,878	12,596	12,589
Total	68,307	69,305	70,244
The average monthly number of Group employees excludes temporary and contract staff.

	2025 £m	2024 £m	2023 £m
Wages and salaries	34	32	37
Social security costs	6	6	4
Pension and other post-employment costs	2	1	1
Cost of share-based incentive plans	39	38	32
	81	77	74

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

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
In 2022, the Board approved a Major restructuring programme for the integration of significant acquisitions designed to integrate and achieve synergies. Costs of significant acquisitions relate to integration costs of Affinivax Inc. acquired in Q3 2022, BELLUS
Health Inc. acquired in Q2 2023, Aiolos Bio Inc. acquired in Q1 2024, IDRx, Inc acquired in Q1 2025 and BP Asset IX, Inc.
acquired to access efimosfermin in Q3 2025.
The total restructuring costs of £109 million in 2025 (2024: £353 million; 2023: £382 million) were incurred in the following areas:
–Restructuring costs for separation of GSK into two companies aiming to provide a robust and sustainable state for the pharmaceutical organisation which is now largely complete
–The integration of acquisitions
–Continued transformation of central functions, including GSK technology platforms and interfaces, to deliver greater digital synergies, simplification of applications and staff reductions
The analysis of the costs charged to operating profit under these programmes was as follows:

	2025 £m	2024 £m	2023 £m
Increase in provision for Major restructuring programmes (see Note 31)	67	195	172
Amount of provision reversed unused (see Note 31)	(51)	(51)	(55)
Impairment (reversals)/losses recognised	4	(12)	33
Other non-cash charges	18	58	86
Other cash costs	71	163	146
	109	353	382
Provision reversals of £51 million mainly relate to the Separation restructuring programme. Asset impairment of £4 million and other non-cash charges of £18 million principally comprised fixed asset write-downs of manufacturing and accelerated depreciation where asset lives have been shortened in the supply chain manufacturing network as a result of the Major restructuring programmes. All other charges have been or will be settled in cash and include site closure costs, consultancy and project management costs.
The analysis of Major restructuring charges by programme was as follows:

	2025
	Cash £m	Non-cash £m	Total £m
Separation restructuring programme	48	14	62
Significant acquisitions	26	–	26
Legacy programmes	13	8	21
	87	22	109

	2024
	Cash £m	Non-cash £m	Total £m
Separation restructuring programme	200	36	236
Significant acquisitions	59	1	60
Legacy programmes	48	9	57
	307	46	353
The analysis of Major restructuring charges by income statement line was as follows:

	2025 £m	2024 £m	2023 £m
Cost of sales	48	163	164
Selling, general and administration	44	160	216
Research and development	17	9	2
Other operating expense	–	21	–
	109	353	382

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued

11. Finance income

	2025 £m	2024 £m	2023 £m
Finance income arising from:
Financial assets measured at amortised cost	56	60	48
Financial assets mandatorily measured at fair value through profit or loss	91	72	60
Net gains/(losses) arising from net investment hedge relationships(1)	15	(16)	–
Other finance income	7	6	7
	169	122	115
(1)Net gains/(losses) arising from net investment hedge relationships relates to forward points which are excluded from the hedge relationship and taken directly to the income statement (2024 : £1 million; 2023: £nil) and contains £nil gains or losses relating to ineffectiveness on net investment hedges
(2024: £15 million loss; 2023: £nil).

12. Finance expense

	2025 £m	2024 £m	2023 £m
Finance expense arising on:
Financial liabilities at amortised cost	(612)	(569)	(672)
Net losses arising from:
Financial instruments mandatorily measured at fair value through profit or loss	337	(262)	(23)
Retranslation of loans	(338)	266	25
Reclassification of hedges from other comprehensive income	(4)	(4)	(4)
Unwinding of discounts on provisions	(29)	(25)	(15)
Finance expense arising on lease liabilities	(46)	(46)	(38)
Other finance expense	(9)	(29)	(65)
	(701)	(669)	(792)

13. Associates and joint ventures
The Group’s share of after-tax profits and losses of associates and joint ventures is set out below:

	2025 £m	2024 £m	2023 £m
Share of after tax profit/(loss) of associates	1	(3)	(2)
Share of after tax profit/(loss) of joint ventures	–	–	(3)
	1	(3)	(5)
Aggregated financial information in respect of GSK’s share of other associated undertakings and joint ventures is set out below:

	2025 £m	2024 £m	2023 £m
Share of after tax profit/(loss)	1	(3)	(5)
Share of other comprehensive income/(expense)	56	21	7
Share of total comprehensive income/(expense)	57	18	2
The Group’s sales to associates and joint ventures were £nil in 2025 (2024: £nil; 2023: £nil).
Please refer to the balance sheet information in Note 21, 'Investments in associates and joint ventures'.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued

14. Taxation
The Group’s tax charge is the sum of the total current and deferred tax expense.

Taxation charge based on profits for the year	2025 £m	2024 £m	2023 £m
UK current year charge	181	186	207
Rest of World current year charge	1,263	1,458	1,371
Charge/(credit) in respect of prior periods	(49)	(92)	43
Current taxation	1,395	1,552	1,621
Deferred taxation	(283)	(1,026)	(865)
	1,112	526	756
In 2025, GSK made corporate income tax payments globally of £1.2 billion (2024: £1.3 billion), of which £164 million (2024: £106 million) was UK corporation tax paid to HMRC. These amounts relate to corporate income tax only and do not include the various other business taxes borne by GSK each year.
The deferred tax credits in each period reflect current year losses where offset against taxable profits in future periods is probable, and the release of deferred tax liabilities, primarily in respect of temporary differences arising as a result of historic business combinations.
The following table reconciles the tax charge calculated at the UK statutory rate on Group profit before tax with the actual tax charge for the year.

Reconciliation of taxation on Group profits	2025 £m	2025%	2024 £m	2024%	2023 £m	2023%
Profit before tax	7,401		3,477		6,064
UK statutory rate of taxation	1,850	25.0	869	25.0	1,425	23.5
Differences in overseas taxation rates	(20)	(0.3)	179	5.1	159	2.6
Benefit of intellectual property incentives	(756)	(10.2)	(602)	(17.3)	(696)	(11.5)
R&D credits	(80)	(1.1)	(89)	(2.6)	(121)	(2.0)
Pillar Two tax	169	2.3	6	0.2	—	—
Other permanent differences	33	0.5	304	8.8	112	1.9
Re-assessments of prior year current tax estimates	(49)	(0.7)	(92)	(2.6)	43	0.7
Re-assessments of prior year deferred tax estimates	(97)	(1.3)	(40)	(1.2)	(147)	(2.4)
Changes in tax rates	62	0.8	(9)	(0.3)	(19)	(0.3)
Tax charge/tax rate	1,112	15.0	526	15.1	756	12.5
As a global biopharmaceutical company, we have a substantial business and employment presence in many countries. The impact of differences in overseas taxation rates arose from profits being earned in countries with tax rates differing from the UK statutory rate, the most significant of which in 2025 was the US. This favourable impact was complemented by the benefit of intellectual property incentives such as the UK Patent Box and Belgian Innovation Income Deduction (IID) regimes, which provide a reduced rate of corporation tax on profits earned from qualifying patents. We claim these incentives in the manner intended by the relevant statutory or regulatory framework. Global minimum corporate income tax rules in the UK and Belgium (in line with the
OECD’s Pillar Two framework) reduced the benefit of these incentives by £169 million.
Other permanent differences includes the impact of non-taxable revaluations of contingent consideration liabilities associated with recent acquisitions.
The Group’s tax rate is also influenced by updates to estimates of prior period tax liabilities following closure of open issues with tax authorities in various jurisdictions, and by changes in tax rates.
Future tax charges, and therefore our effective tax rate, may be affected by factors such as acquisitions, disposals, restructuring, the location of research and development activity, tax regime reforms and resolution of open matters as we continue to bring our tax affairs up to date around the world.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued 14. Taxation continued

Tax on items charged to equity and statement of comprehensive income	2025 £m	2024 £m	2023 £m
Current taxation
Share-based payments	(4)	(4)	(1)
Defined benefit plans	–	–	(143)
Fair value movements on cash flow hedges	–	–	–
Fair value movements on equity investments	11	4	(6)
	7	–	(150)
Deferred taxation
Share-based payments	(27)	–	(6)
Defined benefit plans	33	122	184
Fair value movements on cash flow hedges	2	(1)	(1)
Fair value movements on equity investments	9	(21)	(8)
	17	100	169
Total charge/(credit) to equity and statement of comprehensive income	24	100	19
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
The calculation of the Group’s total tax charge therefore necessarily involves a degree of estimation and judgement in respect of certain items whose tax treatment cannot be finally determined until resolution has been reached with the relevant tax authority or, as appropriate, through a formal legal process. At 31 December 2025, the Group had recognised provisions of £649 million in respect of such uncertain tax positions (2024: £636 million). The increase in recognised provisions during 2025 was driven by the reassessment of estimates, net of the impact of agreement of a number of open issues with tax authorities in various jurisdictions.
Whilst the ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with the relevant tax authorities, or litigation where appropriate, the Group continues to consider that it has made appropriate provision for periods which are open and not yet agreed by the tax authorities.
A provision for deferred tax liabilities of £178 million as at 31 December 2025 (2024: £159 million) has been made in respect of taxation that would be payable on the remittance of profits by certain overseas subsidiaries. Whilst the aggregate amount of unremitted profits at the balance sheet date was approximately £18 billion (2024: £18 billion), the majority of these unremitted profits would not be subject to tax (including withholding tax) on repatriation, as UK legislation relating to company distributions provides for exemption from tax for most overseas profits, subject to certain exceptions. Deferred tax is not provided on temporary differences of £739 million (2024: £696 million) arising on unremitted profits as management has the ability to control any future reversal and does not consider such a reversal to be probable.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued 14. Taxation continued
Movement in deferred tax assets and liabilities

	Accelerated capital allowances £m	Intangible assets £m	Contingent consideration £m	Intra- Group profit £m	Pensions & other post employment benefits £m	Tax losses £m	Share option and award schemes £m	Other net temporary differences £m	Total
At 1 January 2024	26	(676)	921	1,252	571	1,994	74	1,576	5,738
Exchange adjustments	9	(37)	2	(10)	(5)	–	–	11	(30)
Credit/(charge) to income statement	97	197	50	32	(103)	455	(8)	306	1,026
Credit/(charge) to statement of comprehensive income	–	–	–	–	(122)	–	–	22	(100)
Acquisitions/disposals	–	(190)	–	–	–	–	–	–	(190)
R&D credits utilisation	–	–	–	–	–	–	–	(69)	(69)
At 31 December 2024	132	(706)	973	1,274	341	2,449	66	1,846	6,375
Exchange adjustments	(5)	111	(1)	(56)	(8)	(1)	(3)	(116)	(79)
Credit/(charge) to income statement	77	50	(90)	(292)	(50)	493	3	92	283
Credit/(charge) to statement of comprehensive income	–	–	–	–	(28)	–	17	(6)	(17)
Acquisitions/disposals	5	(417)	–	–	14	67	–	10	(321)
Transfer of assets held for sale/distribution	18	7	–	–	–	–	–	(37)	(12)
At 31 December 2025	227	(955)	882	926	269	3,008	83	1,789	6,229
Deferred tax liabilities in relation to intangible assets predominantly relate to temporary differences arising as a result of historic business combinations. Acquisitions within the year predominantly relate to IDRx, Inc. and BP Asset IX, Inc. (see Note 40,
'Acquisitions and disposals').
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
The deferred tax asset of £3,008 million (2024: £2,449 million) recognised on tax losses relates to trading losses. Such deferred tax assets are only recognised to the extent Group long-range forecasts indicate sufficient future taxable profits will be available to utilise such assets (forecast by around 2030). Other net temporary differences included accrued expenses for which a tax deduction is only available on a paid basis. The Group has adopted the mandatory temporary exception to the recognition and disclosure of deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules, as required under IAS 12.
Deferred tax asset and liabilities are recognised on the balance sheet as follows:

	2025 £m	2024 £m
Deferred tax assets	6,520	6,757
Deferred tax liabilities	(291)	(382)
	6,229	6,375

		2025		2024
Unrecognised tax losses and attributes	Tax losses £m	Unrecognised deferred tax asset £m	Tax losses £m	Unrecognised deferred tax asset £m
Trading losses and attributes expiring:
Within 10 years	1,625	154	1,034	145
More than 10 years	1,150	66	1,598	84
Available indefinitely	241	50	693	161
At 31 December	3,016	270	3,325	390

Capital losses expiring:
Available indefinitely	2,250	564	2,253	565
At 31 December	2,250	564	2,253	565
Deferred tax assets are only recognised where it is probable that future taxable profit will be available to utilise losses.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued

15. Earnings per share

	2025 pence	2024 pence	2023 pence
Basic earnings per share	141.1	63.2	121.6
Diluted earnings per share	138.8	62.2	119.9
Basic earnings per share has been calculated by dividing the profit attributable to shareholders by the weighted average number of shares in issue during the period after deducting shares held by the ESOP Trusts for the future exercise of share options and share awards and Treasury shares, including shares acquired in the share buyback programme. The trustees have waived their rights to cash dividends on the GSK shares held by the ESOP Trusts.
Diluted earnings per share has been calculated after adjusting the weighted average number of shares used in the basic calculation to assume the conversion of all potentially dilutive shares. A potentially dilutive share forms part of the employee share schemes where its exercise price is below the average market price of GSK shares during the period and any performance conditions attaching to the scheme have been met at the balance sheet date.
The numbers of shares used in calculating basic and diluted earnings per share are reconciled below:

Weighted average number of shares in issue	2025 millions	2024 millions	2023 millions
Basic	4,051	4,077	4,052
Dilution for share options and awards	66	65	59
Diluted	4,117	4,142	4,111

16. Dividends

			2025			2024			2023
	Paid/payable	Dividend per share (pence)	Total dividend £m	Paid	Dividend per share (pence)	Total dividend £m	Paid	Dividend per share (pence)	Total dividend £m
First interim	10 July 2025	16.00	650	11 July 2024	15.00	612	13 July 2023	14.00	567
Second interim	9 October 2025	16.00	646	10 October 2024	15.00	612	12 October 2023	14.00	568
Third interim	8 January 2026	16.00	643	9 January 2025	15.00	612	11 January 2024	14.00	568
Fourth interim	9 April 2026	18.00	722	10 April 2025	16.00	656*	11 April 2024	16.00	652**
Total		66.00	2,661		61.00	2,492		58.00	2,355
*The estimate for the fourth interim dividend for 2024 disclosed in the 2024 Annual Report was £653 million, £3 million less than the dividend that was ultimately paid.
**The estimate for the fourth interim dividend for 2023 disclosed in the 2023 Annual Report was £649 million, £3 million less than the dividend that was ultimately paid.
Under IFRS Accounting Standards, interim dividends are only recognised in the financial statements when paid and not when declared. GSK normally pays a dividend two quarters after the quarter to which it relates and one quarter after it is declared. The
2025 financial statements recognise those dividends paid in 2025, namely the third and fourth interim dividends for 2024, and the first and second interim dividends for 2025.
The amounts recognised in each year were as follows:

	2025 £m	2024 £m	2023 £m
Cash dividends to shareholders	2,564	2,444	2,247

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued

17. Property, plant and equipment

	Land and buildings £m	Plant, equipment and vehicles £m	Assets in construction £m	Total £m
Cost at 1 January 2024	6,455	10,704	2,120	19,279
Exchange adjustments	(141)	(233)	(51)	(425)
Additions	42	166	1,185	1,393
Capitalised borrowing costs	–	–	20	20
Disposals and write-offs	(144)	(381)	(5)	(530)
Reclassifications	179	762	(949)	(8)
Transfer to assets held for sale	(16)	(3)	–	(19)
Cost at 31 December 2024	6,375	11,015	2,320	19,710
Exchange adjustments	26	99	25	150
Additions	7	132	1,234	1,373
Capitalised borrowing costs	–	–	15	15
Disposals and write-offs	(36)	(485)	(26)	(547)
Reclassifications	(26)	1,027	(1,027)	(26)
Transfer to assets held for sale	(189)	(242)	(30)	(461)
Cost at 31 December 2025	6,157	11,546	2,511	20,214

Depreciation at 1 January 2024	(3,323)	(6,311)	–	(9,634)
Exchange adjustments	76	139	–	215
Charge for the year	(211)	(675)	–	(886)
Disposals and write-offs	121	325	–	446
Transfer to assets held for sale	14	2	–	16
Reclassifications	(27)	26	–	(1)
Depreciation at 31 December 2024	(3,350)	(6,494)	–	(9,844)
Exchange adjustments	(16)	(56)	–	(72)
Charge for the year	(195)	(655)	–	(850)
Disposals and write-offs	19	406	–	425
Transfer to assets held for sale	100	112	–	212
Reclassifications	157	(175)	–	(18)
Depreciation at 31 December 2025	(3,285)	(6,862)	–	(10,147)

Impairment at 1 January 2024	(237)	(360)	(28)	(625)
Exchange adjustments	3	5	1	9
Disposals and write-offs	22	55	3	80
Impairment losses	(27)	(84)	(5)	(116)
Reversal of impairments	4	23	1	28
Reclassifications	(24)	(13)	22	(15)
Impairment at 31 December 2024	(259)	(374)	(6)	(639)
Exchange adjustments	(4)	(6)	–	(10)
Disposals and write-offs	21	74	26	121
Impairment losses	(81)	(102)	(25)	(208)
Reversal of impairments	(1)	16	–	15
Transfer to assets held for sale	5	2	–	7
Reclassifications	(10)	(23)	2	(31)
Impairment at 31 December 2025	(329)	(413)	(3)	(745)
Total accumulated depreciation and impairment at 31 December 2024	(3,609)	(6,868)	(6)	(10,483)
Total accumulated depreciation and impairment at 31 December 2025	(3,614)	(7,275)	(3)	(10,892)
Net book value at 1 January 2024	2,895	4,033	2,092	9,020
Net book value at 31 December 2024	2,766	4,147	2,314	9,227
Net book value at 31 December 2025	2,543	4,271	2,508	9,322

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued 17. Property, plant and equipment continued
The weighted average interest rate for capitalised borrowing costs in the year was 4% (2024: 4%). Disposals and write-offs in the year included a number of assets with nil net book value that are no longer in use in the business.
The impairment losses principally arose from decisions to rationalise facilities and were calculated based on fair value less costs of disposal. The fair value less costs of disposal valuation methodology uses significant inputs which are not based on observable market data, and therefore this valuation technique is classified as Level 3 of the fair value hierarchy. These calculations determine the net present value of the projected risk-adjusted, post-tax cash flows of the relevant asset or cash generating unit, applying a discount rate of the Group post-tax weighted average cost of capital (WACC) of 7.5% (2024: 7.5%), adjusted where appropriate for specific segment, country and currency risk.
Assets that continue to be used by the Group are generally assessed as part of their associated cash generating unit on a value in use basis. For value in use calculations, the post-tax cash flows do not include the impact of future uncommitted restructuring plans or improvements. Where an impairment is indicated and a pre-tax cash flow calculation is expected to give a materially different result, the test would be reperformed using pre-tax cash flows and a pre-tax discount rate. The Group WACC is equivalent to a pre-tax discount rate of approximately 9% (2024: 9%).
Net impairment losses have been charged to cost of sales: £125 million (2024: £62 million), R&D: £22 million (2024: £15 million)
and SG&A: £46 million (2024: £11 million), This included reversal of impairments of £3 million (2024: £10 million) arising from the
Major restructuring programmes.
Reversal of impairments arose from subsequent reviews of the impaired assets where the conditions which gave rise to the original impairments were deemed no longer to apply. £13 million (2024: £15 million) of the impairment reversal has been credited to cost of sales and £2 million (2024: £13 million) of the impairment reversal has been credited to SG&A.
During 2025, £78 million (2024: £65 million) of computer software was reclassified from assets in construction to intangible assets on becoming ready for use.
The Group has evaluated both the qualitative and quantitative effects of climate-related risks on the recoverable amounts of assets and has determined that there are no material impairments. As of 31 December 2025, £152 million (2024: £97 million) has been capitalised in property, plant and equipment regarding the transition to a lower-carbon propellant.

18. Right of use assets
The table below provides information about the Group's right of use assets:

	Land and buildings £m	Plant and equipment £m	Vehicles £m	Total £m
Net book value at 1 January 2024	751	4	182	937
Exchange adjustments	(5)	–	(4)	(9)
Additions	107	6	117	230
Depreciation	(126)	(2)	(83)	(211)
Disposals	(92)	–	(10)	(102)
Net impairment reversals	1	–	–	1
Net book value at 31 December 2024	636	8	202	846
Exchange adjustments	(17)	–	–	(17)
Additions	81	1	99	181
Depreciation	(113)	(3)	(90)	(206)
Disposals	(23)	–	(22)	(45)
Net impairment loss	(17)	–	–	(17)
Transfer to assets held for sale	(16)	–	–	(16)
Net book value at 31 December 2025	531	6	189	726
Commitments for future payments related to leases not yet commenced but which we have committed to, leases of low-value assets and leases which are less than 12 months are not material.
An analysis of lease liabilities is set out in Note 29, ‘Net debt’.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued

19. Goodwill

	2025 £m	2024 £m
Cost at 1 January	6,982	6,811
Exchange adjustments	(276)	(39)
Additions through business combinations (Note 40)	342	210
Transfer to assets held for sale	(30)	–
Cost at 31 December	7,018	6,982
Net book value at 1 January	6,982	6,811
Net book value at 31 December	7,018	6,982
All goodwill is allocated to the Group’s segments as follows:

	2025 £m	2024 £m
Commercial Operations	6,091	6,076
Research and Development	927	906
Net book value at 31 December	7,018	6,982
The recoverable amounts of the cash generating units are assessed using a fair value less costs of disposal model. Fair value less costs of disposal is calculated using a discounted cash flow approach, with a post-tax discount rate applied to the projected risk-adjusted post-tax cash flows and terminal value.
The discount rate used is based on the Group WACC of 7.5% (2024: 7.5%), as most cash generating units have integrated operations across large parts of the Group. The discount rate is adjusted where appropriate for specific segment, country and currency risks. The valuation methodology uses significant inputs which are not based on observable market data, therefore this valuation technique is classified as Level 3 in the fair value hierarchy.
The Total R&D segment is evaluated on an arm's length pricing model, see assumptions below.
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
2025
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
impairment of the related goodwill.
The Group has assessed the qualitative and quantitative impact of climate-related risks on asset recoverable amounts and concluded that there are no material impairments.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued

20. Other intangible assets

	Computer software £m	Licences, patents, amortised brands £m	Total £m
Cost at 1 January 2024	1,984	27,363	29,347
Exchange adjustments	(8)	(176)	(184)
Capitalised development costs	–	246	246
Additions through business combinations	–	913	913
Other additions	166	1,270	1,436
Disposals and asset write-offs	(39)	(140)	(179)
Reclassifications	65	(5)	60
Cost at 31 December 2024	2,168	29,471	31,639
Exchange adjustments	(20)	(475)	(495)
Capitalised development costs	–	323	323
Additions through business combinations	–	1,985	1,985
Other additions	195	1,086	1,281
Disposals and asset write-offs	(117)	(953)	(1,070)
Other movements (1)	–	(4,534)	(4,534)
Transfer to Assets Held for Sale	(12)	–	(12)
Reclassifications	78	7	85
Cost at 31 December 2025	2,292	26,910	29,202

Amortisation at 1 January 2024	(1,307)	(10,007)	(11,314)
Exchange adjustments	7	83	90
Charge for the year	(211)	(1,243)	(1,454)
Disposals and asset write-offs	33	47	80
Reclassifications	(1)	(13)	(14)
Amortisation at 31 December 2024	(1,479)	(11,133)	(12,612)
Exchange adjustments	11	106	117
Charge for the year	(220)	(1,038)	(1,258)
Disposals and asset write-offs	106	209	315
Other movements (1)	–	2,008	2,008
Transfer to Assets Held for Sale	6	–	6
Reclassifications	(2)	14	12
Amortisation at 31 December 2025	(1,578)	(9,834)	(11,412)

Impairment at 1 January 2024	(75)	(3,190)	(3,265)
Exchange adjustments	(1)	4	3
Impairment losses	(6)	(314)	(320)
Reversal of impairments	3	–	3
Disposals and asset write-offs	5	84	89
Reclassifications	(36)	14	(22)
Impairment at 31 December 2024	(110)	(3,402)	(3,512)
Exchange adjustments	1	99	100
Impairment losses	(8)	(880)	(888)
Reversal of impairments	–	–	–
Disposals and asset write-offs	10	744	754
Other movements (1)	–	2,526	2,526
Reclassifications	–	(22)	(22)
Impairment at 31 December 2025	(107)	(935)	(1,042)

Total accumulated amortisation and impairment at 31 December 2024	(1,589)	(14,535)	(16,124)
Total accumulated amortisation and impairment at 31 December 2025	(1,685)	(10,769)	(12,454)
Net book value at 1 January 2024	602	14,166	14,768
Net book value at 31 December 2024	579	14,936	15,515
Net book value at 31 December 2025	607	16,141	16,748
(1) Other movements reflected the derecognition of historical intangible assets with a £nil net book value that are either no longer in use or for which the
Group no longer holds the rights.
The weighted average interest rate for capitalised borrowing costs in the year was 4% (2024: 4%).
The net book value of computer software included £197 million (2024: £231 million) of internally generated costs.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued 20. Other intangible assets continued
The carrying amount at 31 December 2025 of intangible assets after which impairments have been charged in the year was
£102 million (2024: £427 million), resulting from the appraisal of GSK’s assumptions and programme updates related to in-
licences and collaboration agreements. The carrying amount at 31 December 2025 of intangible assets, after which impairment reversals have been charged in the year, was £nil (2024: £nil).
The impairment charge includes £471m related to the full impairment of the belrestotug development programme (anti-TIGIT
mAb) due to its termination. There was no other individual intangible asset that accounted for a material impairment.
Please refer to Note 2, 'Accounting principles and policies' for the Group’s accounting policy and estimate of the useful life for intangible assets.
Amortisation and impairment losses net of reversals have been charged in the income statement as follows:

	Amortisation		Net impairment losses
	2025 £m	2024 £m	2025 £m	2024 £m
Cost of sales	757	982	22	–
Selling, general and administration	73	84	8	6
Research and development	428	388	858	311
	1,258	1,454	888	317
Licences, patents and amortised brands include a large number of acquired licences, patents, know-how agreements and marketing rights, which are either marketed or in use, or still in development. Note 40, ‘Acquisitions and disposals’ gives details of additions through business combinations in the year. The carrying amounts of the individual largest items are as follows:

	2025 £m	2024 £m
Tesaro Assets	2,119	2,350
Meningitis Portfolio Assets	1,445	1,473
Bellus Health Assets (Camlipixant)	1,438	1,438
Affinivax Assets	1,353	1,452
Sierra Oncology Assets (Momelotinib)	1,252	1,408
BP Asset IX Assets	1,107	–
Dolutegravir (including Cabotegravir)	873	967
Aiolos Assets	826	887
IDRx Assets	826	–
CureVac Assets	601	535
Hengrui Pharma Assets	373	–
Alector Assets	371	371
Hansoh Pharma Assets	326	247
Shingrix	282	277
Benlysta	238	298
Iteos Assets	–	471
Others	2,711	2,762
Total	16,141	14,936
On 21 February 2025, GSK completed the acquisition of IDRx, Inc. This acquisition includes lead molecule IDRX-42.
On 7 July 2025, GSK completed the acquisition of BP Asset IX, Inc. The main asset acquired is efimosfermin alfa.
During 2025, GSK entered into an agreement with Hengrui Pharma to develop up to 12 medicines in Respiratory Immunology &
Inflammation (RI&I) and Oncology, including a  licence for potential best-in-class PDE3/4 inhibitor in clinical development for treatment of COPD.
The Group has evaluated both the qualitative and quantitative effects of climate-related risks on the recoverable amounts of assets and has determined that there are no material impairments.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued

21. Investments in associates and joint ventures

	Associates £m	Joint ventures £m	2025 Total £m	Associates £m	Joint ventures £m	2024 Total £m
1 January	96	–	96	55	–	55
Exchange adjustments	3	–	3	(3)	–	(3)
Additions	–	–	–	43	–	43
Disposals	–	–	–	(2)	–	(2)
Distributions received	(67)	–	(67)	(15)	–	(15)
Net fair value movements through other comprehensive income	56	–	56	21	–	21
Profit/(loss) after tax recognised in the consolidated income statement	1	–	1	(3)	–	(3)
31 December	89	–	89	96	–	96
Please refer to the income statement information in Note 13, 'Associates and joint ventures'.

22. Other investments

Non-current	Investments designated as measured at FVTOCI £m	Investments measured at FVTPL £m	2025 Total £m	Investments designated as measured at FVTOCI £m	Investments measured at FVTPL £m	2024 Total £m
1 January	843	257	1,100	931	206	1,137
Exchange adjustments	(73)	(17)	(90)	4	4	8
Additions	97	56	153	70	38	108
Net fair value movements through OCI	157	–	157	(107)	–	(107)
Net fair value movements through profit or loss	–	(27)	(27)	–	29	29
Disposals	(236)	(20)	(256)	(55)	(20)	(75)
31 December	788	249	1,037	843	257	1,100
Non-current other investments comprise non-current equity investments which are recorded at fair value at each balance sheet date. For investments traded in an active market, the fair value is determined by reference to the relevant stock exchange quoted bid price. For other investments, the fair value is estimated by management with reference to relevant available information, including the current market value of similar instruments, recent financing rounds and discounted cash flows of the underlying net assets. Other investments include listed investments of £592 million (2024: £646 million).
GSK has elected to designate the majority of its equity investments as measured at fair value through other comprehensive income. The most significant of these investments held at 31 December 2025 were in Wave Life Sciences Ltd, which had a fair value at 31 December 2025 of £231 million (2024: £165 million) and Crispr Therapeutics AG which had a fair value at
31 December 2025 of £126 million (2024: £101 million). The other investments include equity stakes in companies with which
GSK has research collaborations and in companies which provide access to biotechnology developments of potential interest.
On disposal of equity investments measured at FVTOCI, the accumulated fair value movements are reclassified from the fair value reserve to retained earnings. Investments measured at FVTOCI with a fair value of £236 million (2024: £55 million) were disposed of during the year. The cumulative loss on these investments after tax was £66 million (2024: profit of £14 million).
Certain other investments, such as investments in funds with limited lives and investments acquired with an intention to sell, are measured at fair value through profit or loss. The most significant of these investments held at 31 December 2025 was SR One
Capital Fund I-B, LP which had a fair value at 31 December 2025 of £120 million (2024: £135 million).

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued

23. Other non-current assets

	2025 £m	2024 £m
Amounts receivable under insurance contracts	953	957
Pension schemes in surplus (Note 30)	1,115	898
Other receivables	80	87
	2,148	1,942
Amounts receivable under insurance contracts are held at cash surrender value with movements through profit or loss.
Within the other receivables of £80 million (2024: £87 million), £16 million (2024: £36 million) is classified as financial assets of which £14 million (2024: £31 million) is classified as fair value through profit or loss. On the remaining balance of £2 million
(2024: £5 million), the expected credit loss allowance was immaterial at 31 December 2025 and 2024.
Other receivables include £10 million relating to nature-based carbon credits projects (2024: £7 million).

24. Inventories

	2025 £m	2024 £m
Raw materials and consumables	608	1,361
Work in progress	3,699	2,683
Finished goods	1,617	1,625
	5,924	5,669
The Group has evaluated both the qualitative and quantitative effects of climate-related risks on the recoverable amounts of inventories, in particular in relation to the metered dose inhaler (MDI), and has determined that there is no material impact.

25. Trade and other receivables

	2025 £m	2024 £m
Trade receivables, net of loss allowance	5,913	5,563
Accrued income	13	18
Prepayments	385	390
Interest receivable	2	1
Employee loans and advances	11	7
Other receivables	1,147	857
	7,471	6,836
There were no trade or other receivable balances (2024: £nil) due from associates and joint ventures. The most significant component of other receivables comprises receivables for indirect and other taxes of £511 million (2024: £447 million). The other significant balance within other receivables is royalties receivable of £217 million (2024: £164 million).

Trade receivables loss allowance	2025 £m	2024 £m
1 January	99	85
Exchange adjustments	–	(2)
Charge for the year	49	34
Transfer to assets held for sale	–	(1)
Subsequent recoveries of amounts provided for	(65)	(12)
Utilised	(8)	(5)
At 31 December	75	99
Of the total trade receivables balance, £13 million (2024: £13 million) is considered credit impaired, against which a £4 million
(2024: £5 million) expected credit loss allowance has been applied. No amount was purchased or originated credit impaired.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued 25. Trade and other receivables continued
Within the other receivables of £1,147 million (2024: £857 million), £554 million (2024: £360 million) is classified as financial assets of which £15 million (2024: £2 million) is classified as held at fair value through profit or loss. At 31 December 2025, an expected credit loss allowance of £11 million (2024: £9 million) was recognised in respect of financial assets, with a release in expected credit loss allowance of £2 million (2024: £6 million) reported in profit or loss during the year.
For more discussion on credit risk practices, please refer to Note 43, 'Financial instruments and related disclosures'.

26. Cash and cash equivalents

	2025 £m	2024 £m
Cash at bank and in hand	761	943
Cash equivalents	2,636	2,927
	3,397	3,870
Cash and cash equivalents included £247 million (2024: £177 million) not available for general use due to restrictions applicable in the subsidiaries where it is held. Restrictions include exchange controls and taxes on repatriation.

27. Assets and liabilities held for sale

	2025 £m	2024 £m
Goodwill	30	–
Property, plant and equipment	239	3
Other assets	31	–
Assets held for sale	300	3

Lease liabilities	(139)	–
Liabilities relating to assets held for sale	(139)	–
Non-current assets, liabilities and disposal groups are classified as assets held for sale and liabilities relating to assets held for sale when it is expected that their carrying amounts will be recovered principally through disposal and a sale is considered highly probable. They are held at the lower of carrying amount and fair value less costs to sell.
Assets held for sale and liabilities relating to assets held for sale primarily related to the disposal group arising from GSK's definitive agreement with Samsung Biologics for the sale of 100% of its equity investment in Human Genome Sciences, announced in December 2025. The disposal group principally including the Rockville site, and completion of the transaction is anticipated toward the end of Q1 2026. See Note 40, ‘Acquisitions and disposals’.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued

28. Trade and other payables

	2025 £m	2024 £m
Trade payables	3,535	3,462
Wages and salaries	1,513	1,465
Social security	138	125
ViiV Healthcare put option	822	915
Other payables	438	420
Deferred income	153	171
Customer return and rebate accruals and payables	6,450	6,486
Other accruals	2,332	2,291
	15,381	15,335
Trade and other payables include £nil (2024: £nil) due to associates and joint ventures. The Group provides limited supplier financing arrangements to certain suppliers. The amounts involved at 31 December 2025 were not material.
Revenue recognised in the year that was included in deferred income at 1 January 2025 was £127 million (2024: £176 million).
Customer rebate and return accruals and payables primarily comprise accruals that are provided for by the Group at the point of sale in respect of estimated rebates, discounts or allowances payable to customers. At 31 December 2025, customer rebate and return accruals and payables included £4,891 million (2024: £5,235 million) in respect of US Commercial Operations. Accruals are made at the time of sale but the actual amounts paid are based on claims made some time after the initial recognition of the sale. As the accruals are estimated, they may not fully reflect the final outcome and are subject to change dependent upon, amongst other things, the types of buying group and product sales mix. The level of accrual is reviewed and adjusted quarterly in light of historical experience of actual amounts paid and any changes in arrangements. Future events could cause the assumptions on which the accruals are based to change, which could affect the future results of the Group. Customer return and rebate accruals and payables also includes an immaterial payables balance, where claims have been processed but not yet paid. The estimation uncertainty described above does not apply to the payables balance.
At 31 December 2025, Pfizer’s put option over its shareholding in ViiV Healthcare was exercisable. While the option is exercisable,
Pfizer may request an IPO of ViiV Healthcare at any time and if either GSK does not consent to such IPO or an offering is not completed within nine months, Pfizer could require GSK to acquire its shareholding. The amount of the liability for this put option, which is carried at amortised cost and is held on the gross redemption basis, is derived from an internal valuation of the ViiV Healthcare business, utilising a discounted forecast future cash flow methodology. On 19 January 2026, GSK reached agreement with Pfizer and Shionogi for the
11.7% economic interest in ViiV Healthcare currently held by Pfizer to be replaced with an investment by Shionogi. Completion of the transaction is subject to certain regulatory clearances in relevant markets and is expected to occur during Q1 2026. On completion,
GSK will extinguish the Pfizer put option liability through retained earnings. See Note 47, ‘Post balance sheet events’ for further information.
The table below shows on an indicative basis the income statement and balance sheet sensitivity of the Pfizer put option to reasonably possible changes in key assumptions, as at 31 December 2025.

Increase/(decrease) in financial liability and loss/(gain) in income statement	2025 £m	2024 £m
10% increase in sales forecasts*	88	92
15% increase in sales forecasts*	132	139
10% decrease in sales forecasts*	(87)	(92)
15% decrease in sales forecast*	(131)	(138)
1% (100 basis points) increase in discount rate	(16)	(22)
1.50% (150 basis points) increase in discount rate	(24)	(32)
1% (100 basis points) decrease in discount rate	18	23
1.50% (150 basis points) decrease in discount rate	27	34
10 cent appreciation of US Dollar	56	62
15 cent appreciation of US Dollar	86	97
10 cent depreciation of US Dollar	(47)	(53)
15 cent depreciation of US Dollar	(68)	(76)
10 cent appreciation of Euro	18	20
15 cent appreciation of Euro	28	31
10 cent depreciation of Euro	(14)	(17)
15 cent depreciation of Euro	(21)	(24)
*The sales forecast is for ViiV Healthcare sales only in respect of the ViiV Healthcare put option.
Other accruals includes interest accrued on financial liabilities at amortised cost of £161 million (2024: £162 million).

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued

29. Net debt

	Listing exchange	2025 £m	2024 £m
Current assets:
Liquid investments		9	21
Cash and cash equivalents		3,397	3,870
		3,406	3,891
Short-term borrowings:
Commercial paper		(1,078)	–
Bank loans, overdrafts and other		(314)	(762)
4.000% € Euro Medium Term Note 2025	London Stock Exchange	–	(622)
3.625% US$ US Medium Term Note 2025	New York Stock Exchange	–	(797)
1.250% € Euro Medium Term Note 2026	London Stock Exchange	(873)	–
1.000% € Euro Medium Term Note 2026	London Stock Exchange	(610)	–
Lease liabilities		(137)	(168)
		(3,012)	(2,349)
Long-term borrowings:
1.250% € Euro Medium Term Note 2026	London Stock Exchange	–	(829)
1.000% € Euro Medium Term Note 2026	London Stock Exchange	–	(581)
4.315% US$ US Medium Term Note 2027	New York Stock Exchange	(297)	–
SOFR + 0.500% US$ US Medium Term Note 2027	New York Stock Exchange	(445)	–
3.000% € Euro Medium Term Note 2027	London Stock Exchange	(436)	(414)
3.375% £ Euro Medium Term Note 2027	London Stock Exchange	(307)	(307)
3.875% US$ US Medium Term Note 2028	New York Stock Exchange	(1,299)	(1,393)
0.883% ¥ Euro Medium Term Note 2028	London Stock Exchange	(201)	(216)
1.250% £ Euro Medium Term Note 2028	London Stock Exchange	(747)	(746)
3.375% US$ US Medium Term Note 2029	New York Stock Exchange	(739)	(792)
1.375% € Euro Medium Term Note 2029	London Stock Exchange	(435)	(414)
4.500% US$ US Medium Term Note 2030	New York Stock Exchange	(627)	–
1.750% € Euro Medium Term Note 2030	London Stock Exchange	(654)	(621)
2.875% € Euro Medium Term Note 2031	London Stock Exchange	(607)	(576)
3.125% € Euro Medium Term Note 2032	London Stock Exchange	(608)	(577)
5.250% £ Euro Medium Term Note 2033	London Stock Exchange	(568)	(567)
5.375% US$ US Medium Term Note 2034	London Stock Exchange	(370)	(396)
4.875% US$ US Medium Term Note 2035	New York Stock Exchange	(551)	–
1.625% £ Euro Medium Term Note 2035	London Stock Exchange	(745)	(745)
3.250% € Euro Medium Term Note 2036	London Stock Exchange	(520)	(494)
6.375% US$ US Medium Term Note 2038	New York Stock Exchange	(2,028)	(2,176)
6.375% £ Euro Medium Term Note 2039	London Stock Exchange	(627)	(627)
5.250% £ Euro Medium Term Note 2042	London Stock Exchange	(472)	(472)
4.200% US$ US Medium Term Note 2043	New York Stock Exchange	(365)	(392)
4.250% £ Euro Medium Term Note 2045	London Stock Exchange	(366)	(366)
Other long-term borrowings		(1)	(2)
Lease liabilities		(693)	(934)
		(14,708)	(14,637)
Liabilities relating to assets held for sale:
Lease liabilities		(139)	–
		(139)	–
Net debt		(14,453)	(13,095)

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued 29. Net debt continued
Current assets
Liquid investments are classified as financial assets at amortised cost. At 31 December 2025, they included US Treasury Notes and other government bonds. The effective interest rate on liquid investments at 31 December 2025 was approximately 5.6%
(2024: approximately 4.3%). Liquid investment balances at 31 December 2025 earning interest at floating rates amount to £1 million (2024: £11 million). Liquid investment balances at 31 December 2025 earning interest at fixed rates amount to £8 million
(2024: £10 million).
Balances reported within cash and cash equivalents have an original maturity of three months or less. The effective interest rate on cash and cash equivalents at 31 December 2025 was approximately 3.8% (2024: approximately 4.8%). Cash and cash equivalents at 31 December 2025 earning interest at floating and fixed rates amounted to £3,242 million and £1 million respectively (2024: £3,746 million and £1 million) and non-interest bearing holdings amounted to £154 million (2024: £123 million).
GSK’s policy regarding the credit quality of cash and cash equivalents is set out in Note 43, ‘Financial instruments and related disclosures’.
Short-term borrowings
GSK has access to short-term finance under a $10 billion (£7.4 billion) US commercial paper programme; $1,450 million (£1,078 million) was in issue at 31 December 2025 (2024: nil). GSK has access to short-term finance under a £5 billion Euro commercial paper programme. There was no Euro commercial paper in issue at 31 December 2025 (2024: nil). GSK has £1.6 billion of three-
year committed facilities and $2.2 billion (£1.6 billion) of 364 day committed facilities. In August 2025 GSK cancelled both these facilities and replaced them with new revolving facilities of equivalent size with maturities of September 2028 for the three-year facility and September 2026 for the 364-day facility. All facilities were undrawn at 31 December 2025. GSK considers this level of committed facilities to be adequate, given current liquidity requirements.
The weighted average interest rate on commercial paper borrowings at 31 December 2025 was 3.8%. There was no commercial paper in issue at 31 December 2024.
The weighted average interest rate on current bank loans and overdrafts at 31 December 2025 was 5.0% (2024: 3.4%).
The average effective pre-swap interest rate of notes classified as short-term at 31 December 2025 was 1.2% (2024: 3.9%).
Long-term borrowings
At 31 December 2025 GSK had long-term borrowings of £14.7 billion (2024: £14.6 billion), of which £8.1 billion (2024: £8.4 billion)
fell due in more than five years.
The average effective pre-swap interest rate of all notes in issue at 31 December 2025 was approximately 3.8% (2024:
approximately 3.8%).
Long-term borrowings repayable after five years carry interest at effective rates between 1.7% and 6.6% (2024: 1.7% and 6.4%), with repayment dates ranging from 2031 to 2045 (2024: 2030 to 2045).
Pledged assets
The Group held pledged investments in US Treasury Notes with a par value of $12 million (£9 million), (2024: $26 million
(£21 million)) as security against irrevocable letters of credit issued on the Group’s behalf in respect of the Group’s self-insurance activity. Provisions in respect of self-insurance are included within the provisions for legal and other disputes discussed in Note
31, 'Other provisions’.
Lease liabilities
The total cash outflow for leases for the year ended 31 December 2025 was £260 million (2024: £256 million).
The maturity analysis of discounted lease liabilities recognised on the Group balance sheet is as follows:

	2025 £m	2024 £m
Rental payments due within one year	137	168
Rental payments due between one and two years	217	222
Rental payments due between two and three years	108	146
Rental payments due between three and four years	71	109
Rental payments due between four and five years	50	73
Rental payments due after five years	247	384
Total lease liabilities	830	1,102

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued

30. Pensions and other post-employment benefits

Pension and other post-employment costs	2025 £m	2024 £m	2023 £m
UK pension schemes	83	120	96
US pension schemes	27	40	56
Other overseas pension schemes	130	151	146
Unfunded post-retirement healthcare schemes	60	57	58
	300	368	356
Analysed as:
Funded defined benefit/hybrid pension schemes	83	132	134
Unfunded defined benefit pension schemes	27	29	35
Unfunded post-retirement healthcare schemes	60	57	58
Defined benefit schemes	170	218	227
Defined contribution pension schemes	130	150	129
	300	368	356

The costs of the defined benefit pension and post-retirement healthcare schemes are charged in the income statement as follows:
	2025 £m	2024 £m	2023 £m
Cost of sales	69	87	94
Selling, general and administration	69	92	91
Research and development	32	39	42
	170	218	227
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
In certain countries pension benefits are provided on an unfunded basis, some administered by trustee companies. Formal, independent actuarial valuations of the Group’s main plans are undertaken regularly, normally at least every three years.
Remeasurement movements in the year are recognised through the statement of comprehensive income. Discount rates are derived from AA-rated corporate bond yields except in countries where there is no deep market in corporate bonds where government bond yields are used. Discount rates are selected to reflect the term of the expected benefit payments. Projected inflation rates and pension increases are long-term predictions based on the yield gap between long-term index-linked and fixed interest government bonds. In the UK, mortality rates are determined by adjusting the SAPS S3 standard mortality tables to reflect recent scheme experience. These rates are then projected to reflect improvements in life expectancy in line with the CMI 2024 projections with a long-term rate of improvement of 1.0% per year for both males and females. In the US, mortality rates are calculated using the PRI-2012 white collar table adjusted to reflect recent experience. These rates are projected using MP-2020 to allow for future improvements in life expectancy.

The average life expectancy assumed now for an individual at the age of 60 and projected to apply in 2045 for an individual then at the age of 60 is as follows:
	UK		US
	Male Years	Female Years	Male Years	Female Years
Current	27.1	28.4	27.5	28.8
Projected for 2045	28.2	29.7	29.0	30.3

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued 30. Pensions and other post-employment benefits continued
The assets of funded schemes are generally held in separately administered trusts, either as specific assets or as a proportion of a general fund, or are insurance contracts. Assets are invested in different classes in order to maintain a balance between risk and return. Investments are diversified to limit the financial effect of the failure of any individual investment. The target exposure for three of the four UK plans is split 31% to return-seeking assets and 69% to liability-matching assets. During 2019, a buy-in insurance contract was purchased to cover substantially all of the obligations of the other UK plan. At 31 December 2025, the value of the insurance contract was £345 million (2024: £340 million). The asset allocation of the US plan is currently set at 25%
return-seeking assets and 75% liability-matching assets.
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
For the UK plans, there is an interest rate and inflation hedging strategy in place. The targets are based on an economic measure of the plan liabilities.The interest rate risk in the US is partially hedged with the target based on an accounting measure of the plan liabilities.
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
2022, former defined benefit plans employees were transferred to the defined contribution plans.
The US cash balance pension plan closed to future accrual from 1 January 2021.
The Group has applied the following financial assumptions in assessing the defined benefit liabilities:

			UK			US	Rest of World
	2025 % pa	2024 % pa	2023 % pa	2025 % pa	2024 % pa	2023 % pa	2025 % pa	2024 % pa	2023 % pa
Rate of increase of future earnings	n/a	n/a	n/a	n/a	n/a	n/a	3.20	3.20	3.20
Discount rate	5.50	5.50	4.60	5.10	5.50	5.00	4.00	3.30	3.10
Expected pension increases	2.70	2.90	2.90	n/a	n/a	n/a	2.40	2.40	2.50
Cash balance credit/conversion rate	n/a	n/a	n/a	4.80	4.80	4.00	2.10	1.10	0.60
Inflation rate	2.70	2.90	2.90	2.50	2.50	2.50	2.00	1.90	2.00
The liability for the US post-retirement healthcare scheme has been assessed using the same assumptions as for the US pension scheme, together with the assumption for future medical inflation of 7.00% in 2026 grading down to 5.0% in 2034 and thereafter
(2024: 6.50% in 2025, grading down to 5.0% in 2031 and thereafter).
Sensitivity analysis detailing the effect of changes in assumptions is provided on page 211. The analysis provided reflects the assumption changes which have the most material impact on the results of the Group.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued 30. Pensions and other post-employment benefits continued
The amounts recorded in the income statement and statement of comprehensive income for the three years ended 31 December
2025 in relation to the defined benefit pension and post-retirement healthcare schemes were as follows:

				Pensions	Post-retirement benefits
2025	UK £m	US £m	Rest of World £m	Group £m	Group £m
Amounts charged to operating profit
Current service cost	–	3	89	92	17
Past service cost	2	1	–	3	2
Net interest (income)/cost	(30)	17	9	(4)	41
Gains from settlements	–	–	–	–	–
Expenses	13	6	–	19	–
	(15)	27	98	110	60

Remeasurement gains/(losses) recorded in the statement of comprehensive income	80	42	26	148	(15)

				Pensions	Post-retirement benefits
2024	UK £m	US £m	Rest of World £m	Group £m	Group £m
Amounts charged to operating profit
Current service cost	–	3	94	97	14
Past service cost	18	–	–	18	–
Net interest (income)/cost	(15)	26	14	25	43
Gains from settlements	–	–	(2)	(2)	–
Expenses	12	11	–	23	–
	15	40	106	161	57

Remeasurement gains/(losses) recorded in the statement of comprehensive income	237	90	129	456	50

				Pensions	Post-retirement benefits
2023	UK £m	US £m	Rest of World £m	Group £m	Group £m
Amounts charged to operating profit
Current service cost	–	5	91	96	12
Past service cost/(credit)	3	–	–	3	–
Net interest (income)/cost	(5)	35	16	46	47
Gains from settlements	–	–	(6)	(6)	–
Expenses	14	16	—	30	(1)
	12	56	101	169	58

Remeasurement gains/(losses) recorded in the statement of comprehensive income	28	45	38	111	(40)
Past service cost in the UK included £2 million (2024: £18 million; 2023: £3 million) of augmentation costs which arose from Major restructuring programmes.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued 30. Pensions and other post-employment benefits continued
A summarised balance sheet presentation of the Group defined benefit pension schemes and other post-retirement benefits is set out in the table below:

	2025 £m	2024 £m	2023 £m
Recognised in other non-current assets (Note 23):
Pension schemes in surplus	1,115	898	634
Recognised in pensions and other post-employment benefits:
Pension schemes in deficit	(886)	(1,001)	(1,397)
Post-retirement benefits	(801)	(863)	(943)
	(1,687)	(1,864)	(2,340)
In the event of a plan wind-up, GSK believes the UK pension scheme rules provide the company with the right to a refund of surplus assets following the full settlement of plan liabilities. As a result, the net surplus in the UK defined benefit pension schemes is recognised in full.
The fair values of the assets and liabilities of the UK and US defined benefit pension schemes, together with aggregated data for other defined benefit pension schemes in the Group, are as follows:

At 31 December 2025		UK £m	US £m	Rest of World £m	Group £m
Equities:	– listed	1,376	508	395	2,279
	– unlisted	–	–	–	–
Multi-asset funds		867	–	–	867
Property:	– listed	–	–	–	–
	– unlisted	413	78	24	515
Corporate bonds:	– listed	1,491	755	233	2,479
	– unlisted	–	–	–	–
Government bonds:	– listed	4,553	739	456	5,748
Insurance contracts		878	–	889	1,767
Other (liabilities)/assets		(759)	90	88	(581)
Fair value of assets		8,819	2,170	2,085	13,074
Present value of scheme obligations		(8,130)	(2,391)	(2,324)	(12,845)
Net surplus/(obligation)		689	(221)	(239)	229
Included in other non-current assets		848	–	267	1,115
Included in pensions and other post-employment benefits		(159)	(221)	(506)	(886)
		689	(221)	(239)	229
Actual return/(loss) on plan assets		538	215	(10)	743
The multi-asset funds comprise investments in pooled investment vehicles that are invested across a range of asset classes, increasing diversification within the growth portfolio.
The ‘Other (liabilities)/assets’ category comprises cash and mark to market values of derivative positions.
Index-linked gilts held as part of a UK repo programme are included in government bonds. The related loan of £1,857 million at
31 December 2025 (2024: £1,634 million; 2023: £1,853 million) is deducted within ‘Other (liabilities)/assets’.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued 30. Pensions and other post-employment benefits continued

At 31 December 2024		UK £m	US £m	Rest of World £m	Group £m
Equities:	– listed	1,669	472	364	2,505
	– unlisted	–	–	2	2
Multi-asset funds		923	–	–	923
Property:	– listed	–	–	–	–
	– unlisted	407	99	24	530
Corporate bonds:	– listed	2,104	739	208	3,051
	– unlisted	–	–	15	15
Government bonds:	– listed	4,107	772	489	5,368
Insurance contracts		883	–	822	1,705
Other (liabilities)/assets		(1,291)	125	81	(1,085)
Fair value of assets		8,802	2,207	2,005	13,014
Present value of scheme obligations		(8,241)	(2,596)	(2,280)	(13,117)
Net surplus/(obligation)		561	(389)	(275)	(103)
		—	—	—	—
Included in other non-current assets		725	–	173	898
Included in pensions and other post-employment benefits		(164)	(389)	(448)	(1,001)
		561	(389)	(275)	(103)

Actual return/(loss) on plan assets		(213)	132	121	40

At 31 December 2023		UK £m	US £m	Rest of World £m	Group £m
Equities:	– listed	1,647	447	349	2,443
	– unlisted	–	–	2	2
Multi-asset funds		852	–	–	852
Property:	– listed	–	–	–	–
	– unlisted	467	119	24	610
Corporate bonds:	– listed	2,019	698	205	2,922
	– unlisted	–	–	15	15
Government bonds:	– listed	4,897	774	527	6,198
Insurance contracts		990	–	771	1,761
Other (liabilities)/assets		(1,374)	104	89	(1,181)
Fair value of assets		9,498	2,142	1,982	13,622
Present value of scheme obligations		(9,222)	(2,757)	(2,406)	(14,385)
Net surplus/(obligation)		276	(615)	(424)	(763)

Included in Other non-current assets		457	–	177	634
Included in Pensions and other post-employment benefits		(181)	(615)	(601)	(1,397)
		276	(615)	(424)	(763)

Actual return on plan assets		647	196	138	981

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued 30. Pensions and other post-employment benefits continued

				Pensions	Post-retirement benefits
Movements in fair values of assets	UK £m	US £m	Rest of World £m	Group £m	Group £m
Assets at 1 January 2023	9,014	2,260	1,870	13,144	–
Exchange adjustments	–	(125)	(84)	(209)	–
Interest income	430	111	60	601	–
Expenses	(14)	(16)	–	(30)	–
Settlements and curtailments	–	–	2	2	–
Remeasurement	217	85	78	380	–
Employer contributions	363	125	118	606	98
Scheme participants’ contributions	–	–	11	11	18
Benefits paid	(512)	(298)	(73)	(883)	(116)
Assets at 31 December 2023	9,498	2,142	1,982	13,622	–
Exchange adjustments	–	37	(116)	(79)	–
Interest income	426	102	59	587	–
Expenses	(12)	(11)	–	(23)	–
Settlements and curtailments	–	–	(1)	(1)	–
Remeasurement	(639)	30	62	(547)	–
Employer contributions	63	179	109	351	94
Scheme participants’ contributions	–	–	11	11	18
Benefits paid	(534)	(272)	(101)	(907)	(112)
Assets at 31 December 2024	8,802	2,207	2,005	13,014	–
Exchange adjustments	–	(153)	57	(96)	–
Interest income	469	111	65	645	–
Expenses	(13)	(6)	–	(19)	–
Settlements and curtailments	–	–	–	–	–
Remeasurement	69	104	(75)	98	–
Employer contributions	33	128	122	283	87
Scheme participants’ contributions	–	–	12	12	18
Benefits paid	(541)	(221)	(101)	(863)	(105)
Assets at 31 December 2025	8,819	2,170	2,085	13,074	–
During 2025, the Group made £nil (2024: £30 million) deficit reduction contributions to the UK pension schemes. The Group made a contribution to the US Cash Balance Plan of £100 million (2024: £150 million).
Employer contributions for 2026 are estimated to be approximately £170 million in respect of defined benefit pension schemes and £70 million in respect of other post-retirement benefits.
Effective from January 2026, contributions to the GSK Pension Scheme defined contributions section, ordinarily payable by the
Group, will be met from surplus assets in the GSK Pension Scheme defined benefits section, provided certain conditions are met.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued 30. Pensions and other post-employment benefits continued

				Pensions	Post-retirement benefits
Movements in defined benefit obligations	UK £m	US £m	Rest of World £m	Group £m	Group £m
Obligations at 1 January 2023	(9,117)	(3,031)	(2,352)	(14,500)	(994)
Exchange adjustments	–	166	87	253	53
Service cost	–	(5)	(91)	(96)	(13)
Past service cost	(3)	–	–	(3)	–
Interest cost	(425)	(145)	(76)	(646)	(47)
Settlements and curtailments	–	–	4	4	–
Remeasurement	(189)	(40)	(40)	(269)	(40)
Scheme participants’ contributions	–	–	(11)	(11)	(18)
Benefits paid	512	298	73	883	116
Obligations at 31 December 2023	(9,222)	(2,757)	(2,406)	(14,385)	(943)
Exchange adjustments	–	(40)	133	93	(7)
Service cost	–	(3)	(94)	(97)	(14)
Past service cost	(18)	–	–	(18)	–
Interest cost	(411)	(128)	(73)	(612)	(43)
Settlements and curtailments	–	–	3	3	–
Remeasurement	876	60	67	1,003	50
Scheme participants’ contributions	–	–	(11)	(11)	(18)
Benefits paid	534	272	101	907	112
Obligations at 31 December 2024	(8,241)	(2,596)	(2,280)	(13,117)	(863)
Exchange adjustments	–	178	(71)	107	50
Service cost	–	(3)	(89)	(92)	(17)
Past service cost	(2)	(1)	–	(3)	(2)
Interest cost	(439)	(128)	(74)	(641)	(41)
Settlements and curtailments	–	–	–	–	–
Remeasurement	11	(62)	101	50	(15)
Scheme participants’ contributions	–	–	(12)	(12)	(18)
Benefits paid	541	221	101	863	105
Obligations at 31 December 2025	(8,130)	(2,391)	(2,324)	(12,845)	(801)

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued 30. Pensions and other post-employment benefits continued
The defined benefit pension obligation is analysed as follows:

	2025 £m	2024 £m	2023 £m
Funded	(12,323)	(12,564)	(13,782)
Unfunded	(522)	(553)	(603)
	(12,845)	(13,117)	(14,385)
At 31 December 2025, the US post-retirement healthcare scheme obligation was £684 million (2024: £748 million; 2023: £785 million). Post-retirement benefits are unfunded.
The movement in the net defined benefit liability is as follows:

	2025 £m	2024 £m	2023 £m
At 1 January	(103)	(763)	(1,356)
Exchange adjustments	11	14	44
Service cost	(92)	(97)	(96)
Past service cost	(3)	(18)	(3)
Interest income/(cost)	4	(25)	(45)
Settlements and curtailments	–	2	6
Remeasurements:
Return on plan assets, excluding amounts included in interest	98	(547)	380
Gain/(loss) from change in demographic assumptions	(62)	90	135
Gain/(loss) from change in financial assumptions	211	890	(137)
Experience gain/(loss)	(99)	23	(267)
Employer contributions	283	351	606
Transfer to assets held for sale/distribution	–	–	–
Expenses	(19)	(23)	(30)
At 31 December	229	(103)	(763)
The remeasurements included within post-retirement benefits are detailed below:

	2025 £m	2024 £m	2023 £m
Gain from change in demographic assumptions	–	7	7
Gain/(loss) from change in financial assumptions	(1)	44	(43)
Experience gain/(loss)	(14)	(1)	(4)
	(15)	50	(40)
The defined benefit pension obligation analysed by membership category is as follows:

	2025 £m	2024 £m	2023 £m
Active	2,232	1,418	1,508
Retired	8,215	8,147	8,730
Deferred	2,398	3,552	4,147
	12,845	13,117	14,385
The post-retirement benefit obligation analysed by membership category is as follows:

	2025 £m	2024 £m	2023 £m
Active	270	277	277
Retired	530	586	666
Deferred	1	–	–
	801	863	943
The weighted average duration of the defined benefit obligation is as follows:

	2025 years	2024 years	2023 years
Pension benefits	10	11	11
Post-retirement benefits	9	9	10

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued 30. Pensions and other post-employment benefits continued
Sensitivity analysis
The effect of changes in assumptions used on the benefit obligations and on the 2025 annual defined benefit pension and post-
retirement costs are detailed below. This information has been determined by taking into account the duration of the liabilities and the overall profile of the plan memberships.

Discount rate	0.25% increase £m	0.25% decrease £m
(Decrease)/increase in annual pension cost	(17)	15
Increase/(decrease) in annual post-retirement benefits cost	1	(1)
(Decrease)/increase in pension obligation	(289)	303
(Decrease)/increase in post-retirement benefits obligation	(16)	17
	0.75% increase £m	0.75% decrease £m
(Decrease)/increase in annual pension cost	(51)	44
Increase/(decrease) in annual post-retirement benefits cost	2	(2)
(Decrease)/increase in pension obligation	(836)	950
(Decrease)/increase in post-retirement benefits obligation	(46)	51

Inflation rate	0.25% increase £m	0.25% decrease £m
Increase/(decrease) in annual pension cost	15	(16)
Increase/(decrease) in pension obligation	237	(229)
	0.75% increase £m	0.75% decrease £m
Increase/(decrease) in annual pension cost	44	(47)
Increase/(decrease) in pension obligation	712	(689)

Life expectancy	1 year increase £m
Increase in annual pension cost	19
Increase in annual post-retirement benefits cost	1
Increase in pension obligation	403
Increase in post-retirement benefits obligation	28

Rate of future healthcare inflation	1% increase £m
Increase in annual post-retirement benefits cost	1
Increase in post-retirement benefits obligation	21

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued

31. Other provisions

	Legal and other disputes £m	Major restructuring programmes £m	Employee- related provisions £m	Other provisions £m	Total £m
At 1 January 2025	1,446	273	426	390	2,535
Exchange adjustments	(84)	1	2	(2)	(83)
Charge for the year	148	67	391	234	840
Reversed/unused	(11)	(51)	(59)	(27)	(148)
Unwinding of discount	24	1	3	–	28
Utilised	(1,313)	(110)	(121)	(107)	(1,651)
Transfer to assets held for sale/distribution	–	–	–	(1)	(1)
Additions through business combinations	–	–	23	–	23
Reclassifications and other movements	–	6	9	(8)	7
Transfer to pension obligations	–	(2)	–	–	(2)
At 31 December 2025	210	185	674	479	1,548

To be settled within one year	189	100	370	279	938
To be settled after one year	21	85	304	200	610
At 31 December 2025	210	185	674	479	1,548
Legal and other disputes
The Group is involved in a substantial number of legal and
other disputes, including notification of possible claims, as set out in Note 46, ‘Legal proceedings’. Provisions for legal and other disputes include amounts relating to product liability, anti-trust, government investigations, contract terminations and self insurance.
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
The net charge for the year of £137 million (including reversals and estimated insurance recoveries) primarily reflects
provisions for product liability cases, commercial disputes and various other government investigations.
The effect of unwinding the discount on the provision is
£24 million in 2025 (2024:£18 million). The discount was
calculated using risk-adjusted projected cash flows and risk-
free rates of return.
During the year, provisions of £1,313 million were utilised, primarily reflecting the Zantac settlement payments of £1,195 million made during the year.
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
The Group’s position could change over time and therefore,
there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a
material amount the amount of the provisions reported in the
Group’s financial statements.
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
The Group is in potential settlement discussions in a number of the disputes for which amounts have been provided and,
based on its current assessment of the progress of these
disputes, estimates that £189 million of the amount provided at
31 December 2025 will be settled within one year. For a
discussion of legal issues, see Note 46, ‘Legal proceedings’.
Major restructuring programmes
During 2025, the Group had two ongoing major restructuring
programmes: the Separation restructuring programme which
focused on the separation of GSK into two companies and is
largely complete, plus the Significant Acquisitions programme which is focused on the integration of recent acquisitions.
Restructuring provisions primarily include severance costs
when management has made a formal decision to eliminate
certain positions and this has been communicated to the
groups of employees affected and appropriate consultation
procedures completed, where appropriate. No provision is
made for staff severance payments that are paid immediately.
The affect of unwinding the discount on the provision is
£1 million in 2025 (2024: increased by £1 million).
Transfer to pension obligations reflects augmentation costs of
£2 million relating to defined benefit plans arising from staff redundancies, as shown in Note 30, ‘Pensions and other post-
employment benefits’.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued 31. Other provisions continued
Employee-related provisions
Employee-related provisions include obligations for certain
medical benefits to disabled employees and their spouses in
the US.
At 31 December 2025, the provision for these benefits
amounted to £41 million (2024: £46 million). Other employee
benefits reflect a variety of provisions for severance costs, jubilee awards and other long-service benefits.
Given the nature of these provisions, the amounts are likely to be settled over many years.
Other provisions
Included in other provisions are provisions for onerous
contracts, insurance provisions and a number of other
provisions including vehicle insurance, environmental
remediation and regulatory matters.

32. Contingent consideration liabilities
The consideration for certain acquisitions includes amounts contingent on future events such as development milestones or sales performance. The Group has provided for the fair value of this contingent consideration as follows:

	Shionogi-ViiV Healthcare £m	Novartis Vaccines £m	BP Asset IX £m	Affinivax £m	Other £m	Total £m
At 1 January 2023	5,890	673		501	4	7,068
Remeasurement through income statement	934	(210)		44	–	768
Exchange movement through reserves	–	–		(29)	–	(29)
Initial recognition from business combinations	–	–		–	–	–
Cash payments: operating cash flows	(1,106)	(28)		–	–	(1,134)
Cash payments: investing activities	–	(11)		–	–	(11)
At 31 December 2023	5,718	424		516	4	6,662
Initial recognition from business combinations	–	–		–	104	104
Remeasurement through income statement	1,533	215		(22)	36	1,762
Exchange movement through reserves	–	–		8	(2)	6
Cash payments: operating cash flows	(1,190)	(45)		–	–	(1,235)
Cash payments: investing activities	–	(19)		–	–	(19)
At 31 December 2024	6,061	575	–	502	142	7,280
Initial recognition from business combinations	–	–	222	–	58	280
Remeasurement through income statement	649	146	7	(254)	8	556
Exchange movement through reserves	–	–	2	(29)	(9)	(36)
Cash payments: operating cash flows	(1,277)	(53)	–	–	–	(1,330)
Cash payments: investing activities	–	(17)	–	–	–	(17)
At 31 December 2025	5,433	651	231	219	199	6,733
Contingent consideration payable of £222 million was recognised at acquisition for the purchase of 100% of BP Asset IX, Inc. a subsidiary of Boston Pharmaceuticals which provides access to efimosfermin alfa. Contingent consideration payable of £58 million was recognised at acquisition for the purchase of IDRx, Inc. and Cellphenomics GmbH. Further information on the acquisitions is provided in Note 40, ‘Acquisitions and disposals.
Of the contingent consideration payable at 31 December 2025, £1,348 million (2024: £1,172 million) is expected to be paid within one year.
The consideration payable for the acquisition of the Shionogi-ViiV Healthcare joint venture, Affinivax, the Novartis Vaccines business and BP Asset IX, are expected to be paid over a number of years. As a result, the total estimated liabilities are discounted to their present values, shown above. The Shionogi-ViiV Healthcare contingent consideration liability is discounted at
8% (2024: 8%), the Affinivax contingent consideration liability is discounted at 9.0% (2024: 9.0%), Novartis Vaccines contingent consideration liability is discounted at 8.0% (2024: 8.0%) for commercialised products and at 9.0% (2024: 9.0%) for pipeline assets, and the BP Asset IX contingent consideration liability is discounted at 9.0%.
The Shionogi-ViiV Healthcare and Novartis Vaccines contingent consideration liabilities are calculated principally based on the forecast sales performance of specified products over the lives of those products.
The Affinivax contingent consideration is based upon one potential milestone payment of $0.6 billion (£0.4 billion) which will be paid if certain paediatric clinical development milestones are achieved.
The BP Asset IX contingent consideration is based upon three milestone payments, totalling $0.8 billion (£0.6 billion), which will be paid if certain clinical development and regulatory milestones are achieved.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued 32. Contingent consideration liabilities continued
The table below shows on an indicative basis the income statement and balance sheet sensitivity to reasonably possible changes in key inputs to the valuations of the largest contingent consideration liabilities.

	2025				2024
Increase/(decrease) in financial liability and loss/(gain) in income statement	Shionogi- ViiV Healthcare £m	Novartis Vaccines £m	Affinivax £m	BP Asset IX £m	Shionogi- ViiV Healthcare £m	Novartis Vaccines £m	Affinivax £m
10% increase in sales forecasts*	508	92	n/a	n/a	573	83	n/a
15% increase in sales forecasts*	762	137	n/a	n/a	857	125	n/a
10% decrease in sales forecasts*	(510)	(92)	n/a	n/a	(572)	(83)	n/a
15% decrease in sales forecasts*	(764)	(137)	n/a	n/a	(856)	(125)	n/a
1% (100 basis points) increase in discount rate	(144)	(41)	(7)	(8)	(180)	(38)	(14)
1.5% (150 basis points) increase in discount rate	(213)	(59)	(10)	(12)	(267)	(55)	(20)
1% (100 basis points) decrease in discount rate	152	47	7	9	194	43	14
1.5% (150 basis points) decrease in discount rate	233	73	11	13	298	67	21
10 cent appreciation of US Dollar	360	15	18	19	431	14	43
15 cent appreciation of US Dollar	562	24	27	29	677	22	68
10 cent depreciation of US Dollar	(311)	(13)	(15)	(16)	(368)	(12)	(37)
15 cent depreciation of US Dollar	(451)	(19)	(22)	(23)	(533)	(17)	(54)
10 cent appreciation of Euro	73	24	n/a	n/a	77	22	n/a
15 cent appreciation of Euro	116	38	n/a	n/a	123	35	n/a
10 cent depreciation of Euro	(61)	(20)	n/a	n/a	(65)	(19)	n/a
15 cent depreciation of Euro	(91)	(29)	n/a	n/a	(95)	(27)	n/a
10% increase in probability of milestone success	n/a	22	68	24	n/a	22	73
10% decrease in probability of milestone success	n/a	(11)	(32)	(31)	n/a	(11)	(73)
*The sales forecast is for ViiV Healthcare sales only in respect of the Shionogi-ViiV Healthcare contingent consideration.

33. Other non-current liabilities

	2025 £m	2024 £m
Accruals	6	6
Deferred income	121	165
Other payables	896	929
	1,023	1,100
Other payables includes a number of employee-related liabilities, including employee savings plans.

34. Contingent liabilities
At 31 December 2025, contingent liabilities where GSK has a present obligation as a result of a past event, comprising guarantees and other items arising in the normal course of business, amounted to £38 million (2024: £26 million). There are no material amounts of financial assets pledged as collateral for contingent liabilities at 31 December 2025. Provision is made for the outcome of tax, legal and other disputes where it is both probable that the Group will suffer an outflow of funds and it is possible to make a reliable estimate of that outflow. If it is not possible to meaningfully assess whether the outcomes will result in a probable outflow, or to quantify or reliably estimate the liability, if any, no provision is recorded. Descriptions of the significant legal and other disputes to which the Group is a party are set out in Note 46, ‘Legal proceedings’.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued

35. Commitments

Contractual obligations and commitments	2025 £m	2024 £m
Contracted for but not provided in the financial statements:
Intangible assets	17,048	19,183
Property, plant and equipment	764	754
Investments	175	203
	17,987	20,140
The commitments related to intangible assets include milestone payments, which are dependent on successful clinical development or on meeting specified sales targets, and which represent the maximum that would be paid if all milestones, however unlikely, are achieved. The amounts disclosed are not risk-adjusted or discounted.
The change in intangible asset commitments in 2025 is mainly attributable to a decrease in milestones payable relating to the amendment to GSK’s existing agreement with CureVac and certain other project terminations, including the collaboration with
iTeos Therapeutics, Inc., as well as the strengthening of GBP against USD. This is partially offset by additions to commitments for new R&D collaborations and acquisitions, including with ABL Bio, Inc., and Jiangsu Hengrui Pharmaceuticals Co., Ltd.
Within intangible assets commitments the Group has disclosed £34 million (2024: £38 million) related to nature-based carbon credit projects, which aligns with GSK’s commitments to a net-zero, nature positive world, and within property, plant and equipment commitments of £57 million (2024: £34 million) related to the transition to a lower-carbon propellant solution.
Lease contracts that have not commenced are not disclosed as these are not material.
For the Group's commitments related to interest on debt and future finance charges on leases refer to Note 43, 'Financial instruments and related disclosures’.
The table excludes any amounts already capitalised in the financial statements for the year ended 31 December 2025.

36. Share capital and share premium account

	Ordinary shares of 31¼p each		Share premium
	Number	£m	£m
Share capital issued and fully paid:
At 1 January 2023	4,311,343,341	1,347	3,440
Issued under employee share schemes	802,642	1	9
Ordinary shares acquired by ESOP Trusts	–	–	2
At 31 December 2023	4,312,145,983	1,348	3,451
Issued under employee share schemes	2,157,751	–	20
Ordinary shares acquired by ESOP Trusts	–	–	2
At 31 December 2024	4,314,303,734	1,348	3,473
Issued under employee share schemes	1,141,292	1	14
Ordinary shares acquired by ESOP Trusts	–	–	11
At 31 December 2025	4,315,445,026	1,349	3,498
At 31 December 2025, of the issued share capital, 62,875,215 shares were held in the ESOP Trusts, out of which 62,227,857 shares were held for the future exercise of share awards and 647,358 shares were held for the Executive Supplemental Savings plan. 240,019,489 shares were held as Treasury shares and 4,012,550,322 shares were in free issue. All issued shares are fully paid and there are no shares authorised but not in issue. The nominal, carrying and market values of the shares held in the ESOP
Trusts are disclosed in Note 44, ‘Employee share schemes’.
During the year ended 31 December 2025, the Group purchased 93 million ordinary shares, representing approximately —% of the issued ordinary share capital at 31 December 2025, at an average price of £14.73 pence per share, and an aggregate cost of
£1.4 billion including directly attributable transaction costs of £8 million under the 2025 share buyback programme.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued 36. Share capital and share premium account continued
The monthly breakdown of all shares purchased and the average price paid per share (excluding expenses) in relation to
Tranche 1 of the 2025 share buyback programme of up to £700 million, which began in February 2025 and was completed in
June 2025, were as follows:

	Number of shares purchased under share buyback programme	Average price paid	Total cost	Authorised purchases unutilised at month end
Period	Number	£ per share	£m	£m
February 25	3,953,602	14.65	58	642
March 25	14,283,285	15.00	214	428
April 25	17,492,918	13.63	238	189
May 25	12,351,970	14.13	175	15
June 25	982,305	15.08	15	–
Total	49,064,080	14.27	700	–
The monthly breakdown of all shares purchased and the average price paid per share (excluding expenses) in relation to
Tranche 2 of the 2025 share buyback programme of up to £450 million, which began in June 2025 and was completed in
September 2025, were as follows:

	Number of shares purchased under share buyback programme	Average price paid	Total cost	Authorised purchases unutilised at month end
Period	Number	£ per share	£m	£m
June 25	8,038,188	14.57	117	333
July 25	10,871,850	13.99	152	181
August 25	7,364,050	14.19	105	76
September 25	3,056,373	14.73	45	–
Total	29,330,461	14.28	419	–
The monthly breakdown of all shares purchased and the average price paid per share (excluding expenses) in relation to
Tranche 3 of the 2025 share buyback programme of up to £300 million, which began in September 2025 and was completed in
December 2025, were as follows:

	Number of shares purchased under share buyback programme	Average price paid	Total cost	Authorised purchases unutilised at month end
Period	Number	£ per share	£m	£m
September 25	305,000	15.49	5	295
October 25	6,998,500	16.39	115	181
November 25	3,840,233	17.86	68	112
December 25	3,410,912	18.18	62	–
Total	14,554,645	17.18	250	–

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued

37. Movements in equity
Retained earnings and other reserves amounted to £11,530 million at 31 December 2025 (2024: £8,850 million; 2023: £8,548 million) of which £444 million (2024: £452 million; 2023: £451 million) related to associates and joint ventures.
The cumulative translation exchange in equity is as follows:

	Net translation exchange included in:
	Retained earnings £m	Fair value reserve £m	Non- controlling interests £m	Total translation exchange £m
At 1 January 2023	(429)	(5)	(97)	(531)
Exchange movements on overseas net assets and net investment hedges	(41)	19	(25)	(47)
Reclassification of exchange movements on liquidation or disposal of overseas subsidiaries and associates	(34)	–	–	(34)
At 31 December 2023	(504)	14	(122)	(612)
Exchange movements on overseas net assets and net investment hedges	(380)	(12)	(4)	(396)
Reclassification of exchange movements on liquidation or disposal of overseas subsidiaries and associates	(87)	–	–	(87)
At 31 December 2024	(971)	2	(126)	(1,095)
Exchange movements on overseas net assets and net investment hedges	235	(4)	(18)	213
Reclassification of exchange movements on liquidation or disposal of overseas subsidiaries and associates	(12)	–	–	(12)
At 31 December 2025	(748)	(2)	(144)	(894)
The analysis of other comprehensive income by equity category is as follows:

2025	Retained earnings £m	Other reserves £m	Non- controlling interests £m	Total £m
Items that may be subsequently reclassified to income statement:
Exchange movements on overseas net assets and net investment hedges	235	(4)	–	231
Reclassification of exchange movements on liquidation or disposal of subsidiaries and associates	(12)	–	–	(12)
Fair value movements on cash flow hedges	–	(41)	–	(41)
Cost of hedging	–	4	–	4
Reclassification of cash flow hedges to income statement	–	36	–	36
Deferred tax on fair value movements on cash flow hedges	–	(2)	–	(2)
Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	–	–	(18)	(18)
Fair value movements on equity investments	–	215	–	215
Tax on fair value movements on equity investments	–	(20)	–	(20)
Remeasurement on defined benefit plans	133	–	–	133
Tax on remeasurement defined benefit plans	(33)	–	–	(33)
Fair value movements on cash flow hedges	–	–	–	–
Total other comprehensive income/(expense) for the year	323	188	(18)	493

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued 37. Movements in equity continued

2024	Retained earnings £m	Other reserves £m	Non- controlling interests £m	Total £m
Items that may be subsequently reclassified to income statement:
Exchange movements on overseas net assets and net investment hedges	(380)	(12)	–	(392)
Reclassification of exchange movements on liquidation or disposal of subsidiaries and associates	(87)	–	–	(87)
Fair value movements on cash flow hedges	–	–	–	–
Deferred tax on fair value movements on cash flow hedges	–	1	–	1
Cost of hedging	–	(4)	–	(4)
Reclassification of cash flow hedges to income statement	–	4	–	4
Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	–	–	(4)	(4)
Fair value movements on equity investments	–	(100)	–	(100)
Tax on fair value movements on equity investments	–	17	–	17
Remeasurement on defined benefit plans	506	–	–	506
Tax on remeasurement defined benefit plans	(122)	–	–	(122)
Fair value movements on cash flow hedges	–	8	–	8
Total other comprehensive income/(expense) for the year	(83)	(86)	(4)	(173)

2023	Retained earnings £m	Other reserves £m	Non- controlling interests £m	Total £m
Items that may be subsequently reclassified to income statement:
Exchange movements on overseas net assets and net investment hedges	(41)	19	–	(22)
Reclassification of exchange movements on liquidation or disposal of subsidiaries and associates	(34)	–	–	(34)
Fair value movements on cash flow hedges	–	(1)	–	(1)
Deferred tax on fair value movements on cash flow hedges	–	1	–	1
Reclassification of cash flow hedges to income statement	–	4	–	4
Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	–	–	(25)	(25)
Fair value movements on equity investments	–	(244)	–	(244)
Tax on fair value movements on equity investments	–	14	–	14
Remeasurement on defined benefit plans	71	–	–	71
Tax on remeasurement defined benefit plans	(41)	–	–	(41)
Fair value movements on cash flow hedges	–	(40)	–	(40)
Total other comprehensive income/(expense) for the year	(45)	(247)	(25)	(317)

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued 37. Movements in equity continued
Information on net investment hedges is provided in part (d) of Note 43 ‘Financial instruments and related disclosures'.
The analysis of other reserves is as follows:

	ESOP Trust shares £m	Fair value reserve £m	Cash flow hedge reserve and cost of hedging reserve £m	Other reserves £m	Total £m
At 1 January 2023	(353)	(308)	(20)	2,129	1,448
Exchange adjustment	26	(5)	(2)	–	19
Transferred to Retained earnings in the year on disposals of equity investments	–	33	–	–	33
Reclassification of cash flow hedges to income statement	–	–	4	–	4
Hedging gain/loss transferred to non-financial assets	–	–	36	–	36
Net fair value movement in the year (including tax)	–	(230)	(40)	–	(270)
Ordinary shares acquired by ESOP Trusts	(285)	–	–	–	(285)
Write-down of shares held by ESOP Trusts	324	–	–	–	324
At 31 December 2023	(288)	(510)	(22)	2,129	1,309
Exchange adjustment	(12)	–	–	–	(12)
Transferred to Retained earnings in the year on disposals of equity investments	–	(66)	–	–	(66)
Reclassification of cash flow hedges to income statement	–	–	4	–	4
Hedging gain/loss transferred to non-financial assets	–	–	(6)	–	(6)
Cost of hedging	–	–	(4)	–	(4)
Net fair value movement in the year (including tax)	–	(83)	9	–	(74)
Ordinary shares acquired by ESOP Trusts	(459)	–	–	–	(459)
Write-down of shares held by ESOP Trusts	362	–	–	–	362
At 31 December 2024	(397)	(659)	(19)	2,129	1,054
Exchange adjustments	44	(50)	–	–	(6)
Transferred to retained earnings in the year on disposal of equity investments	–	8	–	–	8
Reclassification of cash flow hedges to income statement	–	–	36	–	36
Cost of hedging	–	–	4	–	4
Net fair value movement in the year (including tax)	–	195	(41)	–	154
Ordinary shares acquired by ESOP Trusts	(396)	–	–	–	(396)
Write-down of shares held by ESOP Trusts	467	–	–	–	467
At 31 December 2025	(282)	(506)	(20)	2,129	1,321
Other reserves include various non-distributable merger and pre-merger reserves amounting to £1,849 million at 31 December
2025 (2024: £1,849 million; 2023: £1,849 million). Other reserves also include the capital redemption reserve created as a result of the previous share buyback programme amounting to £280 million at 31 December 2025 (2024: £280 million; 2023: £280 million)
which ceased in 2014. Under the current share buyback programme initiated in 2025, the repurchased shares are held as
Treasury shares and not cancelled, and so no capital redemptive reserve transfers have been made.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued

38. Non-controlling interests
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

	2025 £m	2024 £m	2023 £m
Turnover	7,458	7,023	6,308
Profit after taxation	2,862	1,619	2,034
Other comprehensive income/(expense)	(11)	7	(19)
Total comprehensive income	2,851	1,626	2,015

	2025 £m	2024 £m
Non-current assets	2,571	2,649
Current assets	3,710	3,479
Total assets	6,281	6,128

Current liabilities	(4,321)	(4,218)
Non-current liabilities	(7,486)	(8,566)
Total liabilities	(11,807)	(12,784)
Net liabilities	(5,526)	(6,656)

	2025 £m	2024 £m	2023 £m
Net cash inflow from operating activities	3,042	2,554	2,192
Net cash outflow from investing activities	(149)	(106)	(2)
Net cash outflow from financing activities	(2,452)	(2,518)	(2,463)
Increase/(decrease) in cash and bank overdrafts in the year	441	(70)	(273)
The above financial information relates to the ViiV Healthcare group on a stand-alone basis, before the impact of Group-related adjustments, primarily related to the recognition of preferential dividends. The profit after taxation of £2,862 million (2024:
£1,619 million; 2023: £2,034 million) is stated after charging preferential dividends payable to GSK and Pfizer and after a charge of £623 million (2024: £1,377 million; 2023: £858 million) for remeasurement of contingent consideration payable. This consideration is expected to be paid over a number of years.
The following amounts attributable to the ViiV Healthcare group are included in GSK’s consolidated financial statements:

	2025 £m	2024 £m	2023 £m
Share of profit for the year attributable to non-controlling interest	552	357	373
Dividends paid to non-controlling interest	374	392	398
Non-controlling interest in the consolidated balance sheet	(515)	(683)	(648)

39. Related party transactions
At 31 December 2025, there were no outstanding loans due to GSK (2024: £0.8 million with Index Ventures and 2024: £2.3 million with Medicxi Ventures I LP). Cash distributions were received from the investments in Medicxi Ventures I LP of £62 million (2024:
£15.3 million), Index Ventures l LP of £2.3 million (2024: £nil) and Kurma Biofund II FCPR of £2.3 million (2024: £nil).
The Group had no other significant related party transactions which might reasonably be expected to influence decisions made by the users of these financial statements.
The aggregate compensation of the Directors and senior management (members of the Executive Committee, formerly known as the GSK Leadership Team) is given in Note 9, ‘Employee costs’.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued

40. Acquisitions and disposals
Details of the acquisition and disposal of significant subsidiaries, associates, joint ventures and other businesses are given below:
2025
On 21 February 2025, GSK completed the acquisition of 100% of IDRx, Inc, a Boston-based, clinical stage biopharmaceutical company dedicated to developing precision therapies for the treatment of gastrointestinal stromal tumours (GIST). The acquisition includes a lead molecule, IDRX-42, a highly selective investigational tyrosine kinase inhibitor (TKI) that is designed to improve the outcomes for patients with GIST. The consideration for the acquisition comprised an upfront payment of US$1.1 billion (£840 million) as adjusted for working capital acquired paid upon closing and up to US$150 million (£119 million) as an additional success-based regulatory milestone payment. The estimated fair value of the contingent consideration payable was US$56 million (£45 million). In addition, GSK will also be responsible for success-based milestone payments as well as tiered royalties for
IDRX-42 owed to Merck KGaA, Darmstadt, Germany.
On 7 July 2025, GSK completed the acquisition of 100% of BP Asset IX, Inc. a subsidiary of Boston Pharmaceuticals which provides access to efimosfermin alfa. Efimosfermin is a phase III-ready, potential best-in-class, investigational speciality medicine to treat and prevent progression of steatotic liver disease (SLD). The consideration for the acquisition comprised an upfront payment of US$1.2 billion (£906 million) as adjusted for working capital acquired paid upon closing and up to US$800 million
(£588 million) in certain success-based regulatory milestone payments. The estimated fair value of the contingent consideration payable was US$302 million (£222 million).
During the period to 31 December 2025, no sales arising from the IDRx or BP Asset IX's businesses were included in Group turnover and no revenue is expected until regulatory approval is received on the respective acquired assets.
GSK continues to support the ongoing development of the acquired assets and consequently these assets will be loss making until regulatory approval on these assets is received. The development of these assets has been integrated into the Group’s existing R&D activities, so it is impracticable to quantify these development costs or the impact on Total profit after taxation for the period ended 31 December 2025.
Goodwill of £315 million (£109 million for IDRx and £206 million for BP Asset IX) has been recognised. The goodwill represents specific synergies available to GSK from the business combinations. The goodwill has been allocated to the Group’s Commercial
Operations and Total R&D segments (refer to Note 19, ‘Goodwill’ for allocation methodology). None of the goodwill is expected to be deductible for tax purposes.

	IDRx Inc £m	BP Asset IX £m	Total £m
Net assets acquired
Intangible assets	882	1,088	1,970
Trade and other receivables	5	–	5
Cash and cash equivalents	48	30	78
Trade and other payables	(31)	(8)	(39)
Taxation	(128)	(188)	(316)
	776	922	1,698
Goodwill	109	206	315
Total consideration	885	1,128	2,013
Of the total £2.0 billion consideration (£0.9 billion for IDRx and £1.1 billion for BP Asset IX), £267 million (£45 million for IDRx and
£222 million for BP Asset IX) of the contingent consideration recognised at acquisition was unpaid as at 31 December 2025. As at
31 December 2025, the present value of the contingent consideration payable was £45 million for IDRx and £231 million for BP
Asset IX.
On 15 January 2025, GSK completed the acquisition of a Berlin based private company, Cellphenomics GmbH, which has developed proprietary capabilities in developing durable organoid models, for a total cash consideration of up to €44 million
(approximately £37 million) of which €15 million (£13 million) was unpaid as at 31 December 2025. The acquisition is accounted for as a business combination but is not considered a significant acquisition for the Group.
Business disposals
GSK completed no material business disposals in 2025.
Associates and joint ventures
GSK completed no material investments or disposals of associates or joint ventures during the year.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued 40. Acquisitions and disposals continued
Cash flows

	Business acquisitions £m	Business disposals £m
Cash consideration paid	(1,755)	(24)
Net deferred consideration paid	(15)	(3)
Transaction costs	(23)	–
Cash and cash equivalents acquired	78	–
Cash outflow	(1,715)	(27)
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
Business disposals
GSK completed no material business disposals in 2024.
Associates and joint ventures
GSK completed no material investments or disposals of associates or joint ventures during the year.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued 40. Acquisitions and disposals continued
Cash flows

	Business acquisitions £m	Business disposals £m
Cash consideration paid	(773)	–
Net deferred consideration paid	(57)	(18)
Transaction costs	(5)	–
Cash and cash equivalents acquired	25	–
Cash outflow	(810)	(18)
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
Associates and joint ventures
GSK completed no material investments or disposals of associates or joint ventures during the year.
Cash flows

	Business acquisitions £m	Business disposals £m
Cash consideration (paid)/received	(1,605)	68
Net deferred consideration paid	–	(19)
Transaction costs	(17)	–
Cash and cash equivalents acquired/(divested)	148	–
Cash (outflow)/inflow	(1,474)	49

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued

41. Adjustments reconciling profit after tax to operating cash flows

	2025 £m	2024 £m	2023 £m
Total profit after tax from operations	6,289	2,951	5,308

Tax on profits	1,112	526	756
Share of after tax (profits)/losses of associates and joint ventures	(1)	3	5
Finance expense net of finance income	532	547	677
Depreciation	1,056	1,097	1,082
Amortisation of intangible assets	1,258	1,454	1,212
Impairment and assets written off	1,098	408	467
Loss on sale of businesses	9	11	–
Profit on sale of intangible assets	(49)	(170)	(12)
Profit on sale of investments in associates	–	(6)	(1)
Profit on sale of equity investments	(4)	(10)	–
Changes in working capital:
Decrease/(increase) in inventories	(140)	(294)	(424)
Decrease/(increase) in trade receivables	(613)	298	(794)
Increase/(decrease) in trade payables	131	(179)	(15)
Contingent consideration paid (see Note 32)	(1,330)	(1,235)	(1,134)
Other non-cash increase in contingent consideration liabilities	465	1,834	492
Decrease/(increase) in other receivables	(484)	42	145
Increase/(decrease) in other payables	343	(610)	689
Increase/(decrease) in pension and other provisions	(1,139)	999	(457)
Share-based incentive plans	374	344	307
Fair value adjustments	45	(39)	(107)
Other	(9)	(110)	(100)

Total adjustments	2,654	4,910	2,788

Total cash generated from operations	8,943	7,861	8,096

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued

42. Reconciliation of net cash flow to movement in net debt

	2025 £m	2024 £m	2023 £m
Net debt, at beginning of year	(13,095)	(15,040)	(17,197)
Increase/(decrease) in cash and bank overdrafts	(177)	599	(468)
Decrease in liquid investments	(11)	(21)	(72)
Repayment of long-term loans(1)	1,400	1,615	2,260
Issue of long-term notes	(1,979)	(1,075)	(223)
Net decrease/(increase) in short-term loans	(1,085)	811	333
Increase in other short-term loans(2)	(130)	(266)	–
Repayment of other short-term loans(2)	288	81	–
Repayment of lease liabilities	241	226	197
Net investments/(debt) of subsidiary undertakings acquired	(1)	–	50
Exchange adjustments	241	117	554
Other non-cash movements	(145)	(142)	(474)
Decrease/(increase) in net debt	(1,358)	1,945	2,157

Total net debt at end of year	(14,453)	(13,095)	(15,040)

(1)
Repayment of long-term loans includes the current portion of long-term borrowings which are classified as short-term borrowings on the balance sheet. This change in presentation was made in 2024. Previously, the repayment of short-term borrowings was presented as repayment of short-
term loans (2023: £2,116 million)

(2)	Other short-term loans include bank loans presented within short-term borrowings on the balance sheet, with an initial maturity of greater than three months

Analysis of changes in net debt	At 1 January 2025 £m	Exchange £m	Other £m	Interest expense £m	Change in fair value £m	Reclass- ifications £m	Cash flow £m	At 31 December 2025 £m
Liquid investments	21	(1)	–	–	–	–	(11)	9
		–	–	–	–	–	–	–
Cash and cash equivalents	3,870	(22)	–	–	–	–	(451)	3,397
Bank overdrafts	(467)	3	–	–	–	–	274	(190)
	3,403	(19)	–	–	–	–	(177)	3,207
Debt due within one year:
Commercial paper	–	7	–	–	–	–	(1,085)	(1,078)
European/US MTN & Bank facilities	(1,419)	(43)	35	–	–	(1,456)	1,400	(1,483)
Lease liabilities	(168)	6	19	–	–	(233)	241	(135)
Other	(295)	51	(38)	–	–	–	158	(124)
	(1,882)	21	16	–	–	(1,689)	714	(2,820)
Debt due after one year:
European/US MTN & Bank facilities	(13,703)	222	–	(11)	–	1,456	(1,979)	(14,015)
Lease liabilities	(934)	26	(18)	–	–	233	–	(693)
	(14,637)	247	(18)	(11)	–	1,689	(1,979)	(14,708)

Liabilities relating to assets held for sale	–	–	(139)	–	–	–	–	(139)

Net debt	(13,095)	246	(141)	(11)	1	–	(1,453)	(14,453)
Interest payable	(162)	1	(37)	(642)	–	–	679	(161)
Derivative financial instruments	(82)	–	–	–	15	–	46	(21)
Total liabilities from financing activities*	(16,763)	267	(178)	(653)	16	–	(540)	(17,851)

*	Excluding cash and cash equivalents, overdrafts and liquid investments.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued 42. Reconciliation of net cash flow to movement in net debt continued

Analysis of changes in net debt	At 1 January 2024 £m	Exchange £m	Other £m	Interest expense £m	Change in fair value £m	Reclass- ifications £m	Cash flow £m	At 31 December 2024 £m
Liquid investments	42	–	–				(21)	21

Cash and cash equivalents	2,936	(54)	–	–	–	–	988	3,870
Overdrafts	(78)	–	–	–	–	–	(389)	(467)
	2,858	(54)	–	–	–	–	599	3,403

Debt due within one year:
Commercial paper	(815)	4	–	–	–	–	811	–
European/US MTN & Bank facilities	(1,651)	51	(20)	–	–	(1,414)	1,615	(1,419)
Lease liabilities	(156)	5	6	–	–	(249)	226	(168)
Other	(113)	(11)	14	–	–	–	(185)	(295)
	(2,735)	49	–	–	–	(1,663)	2,467	(1,882)

Debt due after one year:
European/US MTN & Bank facilities	(14,154)	127	–	(15)	–	1,414	(1,075)	(13,703)
Lease liabilities	(1,051)	5	(137)	–	–	249	–	(934)
	(15,205)	132	(137)	(15)	–	1,663	(1,075)	(14,637)

Net debt	(15,040)	127	(137)	(15)	–	–	1,970	(13,095)

Interest payable	(162)	–	(30)	(602)	–	–	632	(162)
Derivative financial instruments	16	–	–	–	31	–	(129)	(82)
Total liabilities from financing activities*	(18,086)	181	(167)	(617)	31	–	1,895	(16,763)
*Excluding cash and cash equivalents, overdrafts and liquid investments.
For further information on significant changes in net debt see Note 29, ‘Net debt’.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued

43. Financial instruments and related disclosures
The objective of GSK’s Treasury activities is to minimise the net cost of financial operations and reduce its volatility to benefit earnings and cash flows. GSK uses a variety of financial
instruments to finance its operations and derivative financial instruments to manage market risks from these operations.
Derivatives principally comprise foreign exchange forward
contracts and swaps which are used to swap borrowings and
liquid assets into currencies required for Group purposes as well as interest rate swaps and cross currency swaps which
are used to manage exposure to financial risks from changes
in interest rates. These financial instruments reduce the
uncertainty of foreign currency transactions and interest
payments.
Derivatives are used exclusively for hedging purposes in
relation to underlying business activities and not as trading or speculative instruments.
Capital management
GSK’s financial strategy supports the Group’s strategic
priorities and is regularly reviewed by the Board. GSK
manages the capital structure of the Group through an
appropriate mix of debt and equity.
The capital structure of the Group consists of net debt of £14.5 billion (2024: £13.1 billion) (see Note 29, ‘Net debt’) and total equity, including items related to non-controlling interests, of
£16.0 billion (2024: £13.1 billion) (see ‘Consolidated statement of changes in equity’ on page 167). Total capital, including that provided by non-controlling interests, is £30.5 billion (2024:
£26.2 billion).
The Group continues to manage its financial policies to a
credit profile that particularly targets ratings of at least A2/A
(Moody's/S&P), through the cycle.
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
At 31 December 2025, GSK had £3.0 billion (2024: £2.3 billion)
of borrowings repayable within one year and held £3.4 billion
(2024: £3.9 billion) of cash and cash equivalents and liquid investments of which £2.6 billion (2024: £3.1 billion) was held centrally.
GSK has access to short-term finance under a $10 billion (£7.4 billion) US commercial paper programme; $1,450 million
(£1,078 million) was in issue at 31 December 2025 (2024: $nil
(£nil)). Maximum drawdowns under the US commercial paper
programme during the year were $1,450 million (£1,078
million) (2024: $1,315 million (£1,048 million)). GSK has access to short-term finance under a £5 billion Euro commercial paper programme. There was no Euro commercial paper in issue at
31 December 2025 (2024: €nil (£nil)). Maximum drawdowns
under the Euro commercial paper programme during the year
were €750 million (£642 million) (2024: €170 million (£145
million)).
GSK has £1.6 billion of three-year and $2.2 billion (£1.6 billion)
of 364-day committed facilities. In August 2025 GSK cancelled both these committed facilities and replaced them with new
revolving facilities of equivalent size with maturities of
September 2028 for the three-year facility and September
2026 for the 364-day facility. These committed facilities were undrawn at 31 December 2025. GSK considers this level of
committed facilities to be adequate, given current liquidity requirements.
GSK has a £20 billion Euro Medium Term Note programme
and at 31 December 2025, £8.8 billion of notes were in issue under this programme. The Group also had $9.0 billion
(£6.7 billion) of notes in issue at 31 December 2025 under a
US shelf registration. GSK’s borrowings mature at dates
between 2026 and 2045.
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
GSK has the ability to further manage interest rate risk through the use of interest rate swaps and cross currency swaps.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued 43. Financial instruments and related disclosures continued
Foreign exchange risk management
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
In order to reduce foreign currency translation exposure, the
Group seeks to denominate borrowings in the currencies of
our principal assets and cash flows. These are primarily
denominated in US Dollars, Euros and Sterling. Borrowings
can be swapped into other currencies as required through the use of cross currency swaps.
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
The Group considers its maximum credit risk at 31 December
2025 to be £10,036 million (31 December 2024: £9,986 million)
which is the total of the Group’s financial assets with the
exception of ’Other investments’ (comprising equity
investments) which bear equity risk rather than credit risk. See page 231 for details on the Group’s total financial assets. At
31 December 2025, GSK’s greatest concentration of credit risk was £1.3 billion with a wholesaler in the US (2024: £1.1 billion with a wholesaler in the US). See page 229 for further
information on the Group’s credit risk exposure in respect of the three largest US wholesaler customers.
There has been no change in the estimation techniques or
significant assumptions made during the current and prior
reporting periods in assessing the loss allowance for financial assets at amortised cost or at FVTOCI.
Treasury-related credit risk
GSK sets global counterparty limits for each of GSK’s banking and investment counterparties based on long-term credit
ratings from Moody’s and S&P. Usage of these limits is actively monitored. Credit Support Annexes (CSAs) can be utilised to
reduce credit risk on selected trades, taking into consideration impact on current and future liquidity.
GSK actively manages its exposure to credit risk, reducing
surplus cash balances wherever possible. This is part of GSK’s strategy to regionalise cash management and to concentrate
cash centrally as much as possible. The table below sets out the credit exposure to counterparties by rating for liquid
investments, cash and cash equivalents and derivatives.
The gross asset position on each derivative contract is
considered for the purpose of this table, although, under
International Swaps and Derivatives Association (ISDA)
agreements, the amount at risk is the net position with each counterparty. Table (e) on page 240 sets out the Group’s
financial assets and liabilities on an offset basis.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued 43. Financial instruments and related disclosures continued
At 31 December 2025, £51 million (2024: £24 million) of cash is categorised as held with unrated or sub-investment grade rated counterparties (lower than BBB-/Baa3). This exposure is concentrated in overseas banks used for local cash management or investment purposes, including: £29 million with Banco de Galicia Y Buenos Aires in Argentina; £15 million with Halk Bank in
Turkey; £4 million in Ecuador held with Banco De La Produccion; and £2 million in Brazil held with Banco Bradesco, Itaú
Unibanco, Banco Do Brasil and Caixa Econômica Federal. Of the £69 million (2024: £80 million) of bank balances and deposits held with BBB/Baa rated counterparties, £23 million was held with BBB-/Baa3 rated counterparties, including balances or deposits of £13 million with OTP Bank in Russia; £8 million with ICICI bank in India; and £2 million with State Bank of India in India.
These banks are used for local investment purposes, with the exception of Russia where there are no plans for new investments.
GSK measures expected credit losses over cash and cash equivalents as a function of individual counterparty credit ratings and associated 12 month default rates. Expected credit losses over cash and cash equivalents and third-party financial derivatives are deemed to be immaterial and no such loss has been experienced during 2025 or 2024.
Credit ratings are assigned by S&P and Moody’s respectively. Where the opinions of the two rating agencies differ, GSK assigns the lower rating of the two to the counterparty. Where local rating agency or Fitch data is the only source available, the ratings are converted to global ratings equivalent to those of S&P or Moody’s using published conversion tables. These credit ratings form the basis of the assessment of the expected credit loss on Treasury-related balances held at amortised cost being bank balances and deposits and Government securities.

2025	AAA/Aaa £m	AA/Aa £m	A/A £m	BBB/Baa £m	BB+/Ba1 and below /unrated £m	Total £m
Bank balances and deposits	–	48	1,436	69	51	1,604
US Treasury and Treasury repo only money market funds	431	–	–	–	–	431
Liquidity funds	1,362	–	–	–	–	1,362
Government securities	–	9	–	–	–	9
Third-party financial derivatives	–	–	121	–	–	121
Total	1,793	57	1,557	69	51	3,527

2024	AAA/Aaa £m	AA/Aa £m	A/A £m	BBB/Baa £m	BB+/Ba1 and below /unrated £m	Total £m
Bank balances and deposits	–	36	2,450	80	24	2,590
US Treasury and Treasury repo only money market funds	300	–	–	–	–	300
Liquidity funds	980	–	–	–	–	980
Government securities	–	21	–	–	–	21
Third-party financial derivatives	–	–	110	–	–	110
Total	1,280	57	2,560	80	24	4,001
GSK’s centrally managed cash reserves amounted to £2.6
billion (2024: £3.1 billion) at 31 December 2025, all available within three months. This includes £2.3 billion (2024: £1.9
billion) of cash managed by the Group for ViiV Healthcare, a
78.3% (2024: 78.3%) owned subsidiary. The Group has
invested centrally managed liquid assets in bank deposits,
Aaa/AAA rated US Treasury and Treasury repo only money
market funds and Aaa/AAA rated liquidity funds.
Wholesale and retail credit risk
Outside the US, no customer accounts for more than 5% of the
Group’s trade receivables balance.
In the US, in line with other pharmaceutical companies, the
Group sells its products through a small number of
wholesalers in addition to hospitals, pharmacies, physicians and other groups. Sales to the three largest wholesalers
amounted to approximately 79% (2024: 77%) of the sales of
the US Commercial Operations business in 2025.
At 31 December 2025, the Group had trade receivables due
from these three wholesalers totalling £3,127 million or 53% of total trade receivables (2024: £2,766 million or 50%). The
Group is exposed to a concentration of credit risk in respect of these wholesalers such that, if one or more of them encounters financial difficulty, it could materially and adversely affect the
Group’s financial results.
This concentration of trade receivables is reflective of standard market practice in the US pharmaceuticals sector where a
significant portion of sales are made to these three
wholesalers, as disclosed in Note 6, 'Turnover and segment
information'. GSK’s assessment is that there is limited credit risk associated with these customers.
The Group’s credit risk monitoring activities relating to these wholesalers include a review of their quarterly financial
information and S&P credit ratings, development of GSK
internal risk ratings, and establishment and periodic review of credit limits.
All new customers are subject to a credit vetting process and existing customers are subject to a review at least annually.
The vetting process and subsequent reviews involve obtaining information including the customer’s status as a government or private sector entity, audited financial statements, credit
bureau reports, debt rating agency (e.g. Moody’s, S&P)
reports, payment performance history (from trade references, industry credit groups) and bank references.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued 43. Financial instruments and related disclosures continued
Trade receivables consist of amounts due from a large number of customers, spread across diverse industries and
geographical areas. Ongoing credit evaluation is performed
on the financial condition of accounts receivable and, where appropriate, credit insurance is purchased or factoring
arrangements put in place.
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
The Group believes there is no further credit risk provision required in excess of the allowance for expected credit losses
(see Note 25, ‘Trade and other receivables’).
Credit enhancements
The Group uses credit enhancements including factoring,
letters of credit and credit insurance to minimise the credit risk of the trade receivables in the Group. At 31 December 2025,
£211 million (2024: £307 million) of trade receivables were
insured in order to protect the receivables from loss due to credit risks such as default, insolvency and bankruptcy.
Each Group entity assesses the credit risk of its private
customers to determine if credit insurance is required.
Factoring arrangements are managed locally by entities and
are used to mitigate risk arising from large credit risk
concentrations. All factoring arrangements are non-recourse.
Trade receivables with a carrying amount of £754 million
(2024: £846 million), that would otherwise have appeared on
the Group balance sheet at 31 December 2025, were
derecognised under factoring arrangements.
Fair value of financial assets and liabilities
excluding lease liabilities
The table on page 231 presents the carrying amounts and the
fair values of the Group’s financial assets and liabilities
excluding lease liabilities at 31 December 2025 and
31 December 2024.
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
–Interest rate swaps, cross currency interest rate swaps,
foreign exchange forward contracts, swaps and options –
based on the present value of contractual cash ﬂows or
option valuation models using market sourced data (for
example exchange rates or interest rates) at the balance
sheet date
–Cash equivalents carried at fair value – based on net asset value of the funds
–Contingent consideration for business acquisitions and
divestments – based on present value of expected future
cash flows
The following methods and assumptions are used to estimate
the fair values of significant financial instruments which are not measured at fair value on the balance sheet:
–Receivables and payables, excluding put options, carried at amortised cost – approximates to the carrying amount
–Payables relating to put options - approximates to the
carrying amount because the Pfizer put option liability is
measured on the gross redemption basis derived from an
internal valuation of the ViiV Healthcare business, utilising a discounted forecast future cash flow methodology (see Note
28 ‘Trade and other payables’ for further details)
–Liquid investments – approximates to the carrying amount
–Cash and cash equivalents carried at amortised cost –
approximates to the carrying amount
–Long-term loans – based on quoted market prices (a Level 1
fair value measurement) in the case of European and US
Medium Term Notes; approximates to the carrying amount in
the case of other fixed rate borrowings and floating rate
bank loans
–Short-term loans, overdrafts and commercial paper –
approximates to the carrying amount because of the short
maturity of these instruments

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued 43. Financial instruments and related disclosures continued

		2025		2024
	Notes	Carrying amount £m	Fair value £m	Carrying amount £m	Fair value £m

Financial assets measured at amortised cost:
Other non-current assets	b	2	2	5	5
Trade and other receivables	b	4,091	4,091	3,733	3,733
Liquid investments		9	9	21	21
Cash and cash equivalents		1,604	1,604	2,590	2,590

Financial assets measured at fair value through other comprehensive income:
Other investments designated at FVTOCI	a	788	788	843	843
Trade and other receivables	a,b	2,346	2,346	2,163	2,163

Financial assets mandatorily measured at fair value through profit or loss:
Current equity investments and other investments	a	249	249	257	257
Other non-current assets	a,b	14	14	31	31
Trade and other receivables	a,b	56	56	53	53
Held for trading derivatives that are not in a designated and effective hedging relationship	a,d,e	15	15	75	75
Cash and cash equivalents	a	1,793	1,793	1,280	1,280

Derivatives designated and effective as hedging instruments (fair value movements through other comprehensive income)	a,d,e	106	106	35	35
Total financial assets		11,073	11,073	11,086	11,086

Financial liabilities measured at amortised cost:
Borrowings excluding obligations under lease liabilities:
– bonds in a designated hedging relationship	d	(6,524)	(6,388)	(5,346)	(5,278)
– other bonds		(8,973)	(9,104)	(9,774)	(9,597)
– bank loans and overdrafts		(314)	(314)	(762)	(762)
– commercial paper in a designated hedging relationship		–	–	–	–
– other commercial paper		(1,078)	(1,078)	–	–
– other borrowings		(1)	(1)	(2)	(2)
Total borrowings excluding lease liabilities	f	(16,890)	(16,885)	(15,884)	(15,639)
Trade and other payables	c	(13,185)	(13,185)	(13,160)	(13,160)
Other provisions	c	(306)	(306)	(182)	(182)
Other non-current liabilities	c	(13)	(13)	(46)	(46)
Financial liabilities mandatorily measured at fair value through profit or loss:
Contingent consideration liabilities	a,c	(6,733)	(6,733)	(7,280)	(7,280)
Held for trading derivatives that are not in a designated and effective hedging relationship	a,d,e	(54)	(54)	(35)	(35)

Derivatives designated and effective as hedging instruments (fair value movements through other comprehensive income)	a,d,e	(88)	(88)	(157)	(157)
Total financial liabilities excluding lease liabilities		(37,269)	(37,264)	(36,744)	(36,499)

Net financial assets and financial liabilities excluding lease liabilities		(26,196)	(26,191)	(25,658)	(25,413)
The valuation methodology used to measure fair value in the above table is described and categorised on page 230.
Trade and other receivables, Other non-current assets, Trade and other payables, Other provisions, Contingent consideration liabilities and Other non-current liabilities are reconciled to the relevant Notes on pages 233 to 234.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued 43. Financial instruments and related disclosures continued
Fair value of investments in GSK shares
At 31 December 2025, the Employee Share Ownership Plan (ESOP) Trusts held GSK shares with a carrying amount of £282 million (2024: £397 million) and a market value of £1,147 million (2024: £866 million) based on quoted market price. The shares are held by the ESOP Trusts to satisfy future exercises of options and awards under employee incentive schemes. In 2025, the carrying amount, which is the lower of cost or expected proceeds, of these shares has been recognised as a deduction from other reserves. At 31 December 2025, GSK held Treasury shares at a cost of £3,948 million (2024: £2,958 million) which has been deducted from retained earnings.
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
the instrument is classified as Level 3. Other investments classified as Level 3 in the tables below comprise equity investments in unlisted entities with which the Group has entered into research collaborations and investments which provide access to biotechnology developments of potential interest.

At 31 December 2025	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Financial assets at fair value
Financial assets measured at fair value through other comprehensive income:
Other investments designated at FVTOCI	592	–	196	788
Trade and other receivables	–	2,346	–	2,346
Financial assets mandatorily measured at fair value through profit or loss:
Current equity investments and other investments	–	–	249	249
Other non-current assets	–	–	14	14
Trade and other receivables	–	41	15	56
Held for trading derivatives that are not in a designated and effective hedging relationship	–	15	–	15
Cash and cash equivalents	1,793	–	–	1,793
Derivatives designated and effective as hedging instruments	–	106	–	106
	2,385	2,508	474	5,367
Financial liabilities at fair value
Financial liabilities mandatorily measured at fair value through profit or loss:
Contingent consideration liabilities	–	–	(6,733)	(6,733)
Held for trading derivatives that are not in a designated and effective hedging relationship	–	(54)	–	(54)
Derivatives designated and effective as hedging instruments	–	(88)	–	(88)
	–	(142)	(6,733)	(6,875)

At 31 December 2024	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Financial assets at fair value
Financial assets measured at fair value through other comprehensive income:
Other investments designated at FVTOCI	646	–	197	843
Trade and other receivables	–	2,163	–	2,163
Financial assets mandatorily measured at fair value through profit or loss:
Current equity investments and other investments	–	–	257	257
Other non-current assets	–	–	31	31
Trade and other receivables	–	51	2	53
Held for trading derivatives that are not in a designated and effective hedging relationship	–	75	–	75
Cash and cash equivalents	1,280	–	–	1,280
Derivatives designated and effective as hedging instruments	–	35	–	35
	1,926	2,324	487	4,737
Financial liabilities at fair value
Financial liabilities mandatorily measured at fair value through profit or loss:
Contingent consideration liabilities	–	–	(7,280)	(7,280)
Held for trading derivatives that are not in a designated and effective hedging relationship	–	(35)	–	(35)
Derivatives designated and effective as hedging instruments	–	(157)	–	(157)
	–	(192)	(7,280)	(7,472)

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued 43. Financial instruments and related disclosures continued
Movements in the year for financial instruments measured using Level 3 valuation methods are presented below:

	2025 £m	2024 £m
At 1 January	(6,793)	(6,248)
Exchange adjustments	13	(1)
Net losses recognised in the income statement	(586)	(1,733)
Net losses recognised in other comprehensive income	(30)	(42)
Contingent consideration related to business acquisitions in the period	(280)	(104)
Settlement of contingent consideration liabilities	1,347	1,254
Additions	172	111
Disposals and settlements	(85)	(30)
Transfers from Level 3	(17)	–
At 31 December	(6,259)	(6,793)
Of the total net losses of £586 million (2024: £1,733 million) attributable to Level 3 financial instruments which were recognised in the income statement, £586 million (2024: £1,733 million) were in respect of financial instruments which were held at the end of the year and were reported in other operating income/expense. Charges of £649 million (2024: £1,533 million) arose from remeasurement of the contingent consideration payable for the acquisition of the former Shionogi-ViiV Healthcare joint venture. A remeasurement charge of £146 million (2024: £215 million) arose from remeasurement of the contingent consideration payable for the acquisition of the Novartis Vaccines business. A gain of £254 million (2024: £22 million) arose on the remeasurement of the
Affinivax contingent consideration liability for the year.
Contingent consideration payable for the acquisition of BP Asset IX amounting to £222 million was recognised during the year.
Further information on the BP Asset IX acquisition is provided in Note 40, ‘Acquisitions and disposals’.
There were transfers of £17 million (2024: £nil) out of Level 3 financial instruments in the year. Movements arising on the translation of overseas net assets for consolidation into the Group accounts are recorded as exchange adjustments. Net gains and losses include the impact of other exchange movements.
Financial liabilities measured using Level 3 valuation methods at 31 December 2025 included £5,433 million (2024:
£6,061 million) in respect of contingent consideration payable for the acquisition in 2012 of the former Shionogi-ViiV Healthcare joint venture. This consideration is expected to be paid over a number of years and will vary in line with the future performance of specified products and movements in certain foreign currencies. A further £651 million (2024: £575 million) is in respect of contingent consideration for the acquisition in 2015 of the Novartis Vaccines business. This consideration is expected to be paid over a number of years and will vary in line with the future performance of specified products, the achievement of certain milestone targets and movements in certain foreign currencies. Contingent consideration liabilities for the acquisition of Affinivax in 2022 of £219 million (2024: £502 million) and for the acquisition of BP Asset IX during the year of £231 million are recognised at
31 December 2025. The consideration for both Affinivax and BP Asset IX is expected to be paid over a number of years and will vary in line with the achievement of certain development and regulatory milestones, and movements in the USD/GBP exchange rate. Sensitivity analysis on these liabilities is provided in Note 32, ‘Contingent consideration liabilities’.
(b) Trade and other receivables and Other non-current assets in scope of IFRS 9
The following table reconciles financial instruments within Trade and other receivables and Other non-current assets which fall within the scope of IFRS 9 to the relevant balance sheet amounts. The financial assets are predominantly non-interest earning.
Non-financial instruments include tax receivables, amounts receivable under insurance contracts, pension surplus balances and prepayments, which are outside the scope of IFRS 9.

				2025						2024
	At FVTPL £m	At FVTOCI £m	Amortised cost £m	Financial instruments £m	Non- financial instruments £m	Total £m	At FVTPL £m	At FVTOCI £m	Amortised cost £m	Financial instruments £m	Non- financial instruments £m	Total £m
Trade and other receivables (Note 25)	56	2,346	4,091	6,493	978	7,471	53	2,163	3,733	5,949	887	6,836
Other non-current assets (Note 23)	14	–	2	16	2,132	2,148	31	–	5	36	1,906	1,942
	70	2,346	4,093	6,509	3,110	9,619	84	2,163	3,738	5,985	2,793	8,778
Trade and other receivables include trade receivables of £5,913 million (2024: £5,563 million). The Group has portfolios in each of the three business models under IFRS 9: £41 million (2024: £51 million), measured at FVTPL, is held to sell the contractual cash flows as the receivables will be sold under a factoring arrangement, £2,346 million (2024: £2,163 million), measured at FVTOCI, is held to either collect or sell the contractual cash flows as the receivables may be sold under a factoring agreement, and £3,526 million (2024: £3,349 million), measured at amortised cost, is held to collect the contractual cash flows and there is no factoring agreement in place.
1

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued 43. Financial instruments and related disclosures continued
(c) Trade and other payables, Other provisions, Contingent consideration liabilities and Other non-current liabilities in scope of IFRS 9
The following table reconciles financial instruments within Trade and other payables, Other provisions, Contingent consideration liabilities and Other non-current liabilities which fall within the scope of IFRS 9 to the relevant balance sheet amounts. The financial liabilities are predominantly non-interest bearing. Non-financial instruments include payments on account, tax and social security payables and provisions which do not arise from contractual obligations to deliver cash or another financial asset, which are outside the scope of IFRS 9.

			2025					2024
	At FVTPL £m	Amortised cost £m	Financial instruments £m	Non- financial instruments £m	Total £m	At FVTPL £m	Amortised cost £m	Financial instruments £m	Non- financial instruments £m	Total £m
Trade and other payables (Note 28)	–	(13,185)	(13,185)	(2,196)	(15,381)	–	(13,160)	(13,160)	(2,175)	(15,335)
Other provisions (Note 31)	–	(306)	(306)	(1,242)	(1,548)	–	(182)	(182)	(2,353)	(2,535)
Contingent consideration liabilities (Note 32)	(6,733)	–	(6,733)	–	(6,733)	(7,280)	–	(7,280)	–	(7,280)
Other non-current liabilities (Note 33)	–	(13)	(13)	(1,010)	(1,023)	–	(46)	(46)	(1,054)	(1,100)
	(6,733)	(13,504)	(20,237)	(4,448)	(24,685)	(7,280)	(13,388)	(20,668)	(5,582)	(26,250)
(d) Derivative financial instruments and hedging programmes
Derivatives are only used for economic hedging purposes and not as speculative investments and are measured at FVTPL, other than designated and effective hedging instruments. Derivatives are presented as current assets or liabilities if they are expected to be settled within 12 months after the end of the reporting period, otherwise they are classified as non-current. The Group has the following derivative financial instruments:

	2025 Fair value		2024 Fair value
	Assets £m	Liabilities £m	Assets £m	Liabilities £m
Non-current:
Net investment hedges – Cross currency interest rate swaps (net principal amount – £807 million (2024: £nil))	–	(24)	–	–
Cash flow hedges – Cross currency interest rate swaps (net principal amount – £743 million (2024: £nil))	–	(42)	–	–
Fair value hedges – Interest rate swaps (net principal amount – £849 million (2024: £nil))	–	(1)	–	–
Cash flow hedges – Interest rate swaps (net principal amount – £849 million (2024: £nil))	–	–	–	–
Current:
Net investment hedges – Foreign exchange contracts (net principal amount – £14,720 million (2024: £13,206 million))[1]	106	(21)	35	(157)
Derivatives designated and effective as hedging instruments	106	(88)	35	(157)
Non-current:
Foreign exchange contracts (net principal amount – £nil (2024: £35 million))	–	–	1	–
Current:
Foreign exchange contracts (net principal amount – £9,884 million (2024: £8,676 million))	15	(54)	73	(35)
Embedded and other derivatives	–	–	1	–
Derivatives classified as held for trading	15	(54)	75	(35)
Total derivative instruments	121	(142)	110	(192)
(1) Includes options with net principal amount EUR 1 billion (2024: EUR 1.25 billion).

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued 43. Financial instruments and related disclosures continued
Fair value hedges
At 31 December 2025, the Group had designated interest rate swaps as fair value hedges as mentioned below in the Interest rate risk section. At 31 December 2024, the Group had no designated fair value hedges.
Net investment hedges
At 31 December 2025, certain foreign exchange contracts were designated as net investment hedges in respect of the foreign currency translation risk arising on consolidation of the Group’s net investment in its European (Euro), American (USD),
Singaporean (SGD), Canadian (CAD), Chinese (CNH), Swiss Franc (CHF) and Japanese (JPY) foreign operations as shown in the table below.
Additionally, the Group had entered into cross currency interest rate swaps which were designated as net investment hedges and cash flow hedges.
The carrying amount of bonds on page 231 included £4,944 million (2024: £5,346 million) that were designated as hedging instruments in net investment hedges.
Cash flow hedges
During 2024 and 2025, the Group entered into forward foreign exchange contracts which have been designated as cash flow hedges. These were entered into to hedge the foreign exchange exposure arising on cash flows from Euro denominated coupon payments relating to notes issued under the Group’s European Medium Term Note programme, and to hedge foreign currency payments due on acquisitions, and collaboration or licensing arrangements.
As mentioned above, some of the cross currency interest rate swaps entered into in 2025 were designated as cash flow hedges.
The Group manages its cash flow interest rate risk by using floating-to-fixed interest rate swaps. In addition, the Group carries a balance in reserves that arose from pre-hedging fluctuations in long-term interest rates when pricing bonds issued in prior years and in the current year. The balance is reclassified to finance costs over the life of these bonds.
Foreign exchange risk
In the current year, the Group has designated certain foreign exchange forward contracts and swaps as cash flow and net investment hedges. Additionally, the Group has entered into cross currency interest rate swaps which are designated as (a) cash flow hedges of foreign exchange and interest rate risk (floating USD to fixed GBP), (b) net investment hedges as mentioned above (fixed GBP to fixed EUR), and (c) cash flow hedges of foreign exchange risk (fixed USD to fixed GBP). Foreign exchange derivative financial assets and liabilities are presented in the line ‘Derivative financial instruments’ (either as assets or liabilities) on the consolidated balance sheet. The following tables detail the foreign exchange forward contracts and swaps outstanding at the end of the reporting period, as well as information on the related hedged items.
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
The main source of hedge ineffectiveness in these hedging relationships is the effect of the counterparty and the Group’s own credit risk on the fair value of the foreign exchange forward contracts and swaps, which is not reflected in the fair value of the hedged item attributable to changes in foreign exchange rates. In 2024 another source of ineffectiveness emerged from these hedging relationships namely the principal amount of USD net investment hedges exceeded the hedged item for a period of ten days owing to an adjustment to the USD net assets of the Group because of a change in the provision for the Zantac litigation between quarters but after the financial instruments were entered into with the counterparty. The ineffectiveness recorded for this period was £nil (2024: £15 million). No ineffectiveness was recorded from cash flow hedges in 2025 (2024: £nil). No other ineffectiveness was recorded from net investment hedges in 2025 (2024: £nil).
In 2025, the movement in the time value of options recognised in reserves is £4 million credit (2024: £4 million charge) and is accounted for as a cost of hedging.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued 43. Financial instruments and related disclosures continued

					2025
Hedging instruments	Average exchange rate	Foreign currency	Net notional value £m	Carrying amount £m	Periodic change in value for calculating hedge ineffectiveness £m
Cash flow hedges:
Cross currency interest rate swaps
Buy foreign currency:
Over 12 months	1.29	USD	743	(42)	(42)

					2025
Hedging instruments	Average exchange rate	Foreign currency	Net notional value £m	Carrying amount £m	Periodic change in value for calculating hedge ineffectiveness £m
Net investment hedges:
Foreign exchange contracts:
Sell foreign currency:
Less than 3 months	1.14	EUR	8,669	18	(410)
	210.89	JPY	47	–	5
	1.33	USD	4,437	43	216
	8.77	CNH	60	4	2
3 to 6 months	1.28	USD	223	12	12
Over 6 months	1.82	CAD	285	–	7
	1.69	SGD	61	–	3
	1.33	USD	735	8	8
	9.33	CNH	123	(1)	(2)
	1.02	CHF	80	1	–
Cross currency swaps
Over 12 months	1.19	EUR	807	(24)	(30)

Borrowings:
Less than 3 months		EUR	–	–	(31)
3 to 6 months		EUR	873	(873)	(43)
Over 6 months		JPY	202	(201)	14
		EUR	3,885	(3,870)	(188)
			20,487	(4,883)	(437)

	2025
Hedged items	Periodic change in value for calculating hedge ineffectiveness £m	Cumulative balance in cash flow hedge reserve/foreign currency translation reserve for continuing hedges £m	Balance in cash flow hedge reserve arising from hedging relationships for which hedge accounting is no longer applied £m
Cash flow hedges:
Variability in cash flows from foreign exchange exposure and interest rate risk arising on US Dollar denominated floating debt issued	28	4	–
Variability in cash flows from foreign exchange exposure and interest rate risk arising on US Dollar denominated fixed debt issued	14	–	–
Net investment hedges:
Net investment in foreign operations	437	(648)	–

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued 43. Financial instruments and related disclosures continued

					2024
Hedging instruments	Average exchange rate	Foreign currency	Net notional value £m	Carrying amount £m	Periodic change in value for calculating hedge ineffectiveness £m
Net investment hedges:
Foreign exchange contracts:
Sell foreign currency:
Less than 3 months	1.20	EUR	8,201	19	359
	197.82	JPY	84	(1)	13
	1.29	USD	2,417	(66)	(56)
	9.26	CNH	61	(1)	(1)
3 to 6 months	1.31	USD	1,827	(75)	(75)
Over 6 months	1.76	CAD	244	2	17
	1.67	SGD	164	–	3
	1.17	EUR	208	–	1
Borrowings:
Less than 3 months		EUR	–	–	42
3 to 6 months		EUR	623	(622)	28
Over 6 months		JPY	216	(216)	19
		EUR	4,524	(4,508)	157
			18,569	(5,468)	507

	2024
Hedged items	Periodic change in value for calculating hedge ineffectiveness £m	Cumulative balance in cash flow hedge reserve/foreign currency translation reserve for continuing hedges £m	Balance in cash flow hedge reserve arising from hedging relationships for which hedge accounting is no longer applied £m
Net investment hedges:
Net investment in foreign operations	(522)	(208)	–
£nil (2024: £nil) of balances in the cash flow hedge reserve arise from hedging relationships for which hedge accounting is no longer applied.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued 43. Financial instruments and related disclosures continued
The following table details the effectiveness of the hedging relationships and the amounts reclassified from the hedging reserve to profit or loss:

									2025
				Amount reclassified to profit or loss				Amount transferred to balance sheet via basis adjustment
	Hedging gains/ (losses) recognised in reserves £m	Amount of hedge ineffectiveness recognised in profit or loss £m	Line item in profit or loss in which hedge ineffectiveness is included	Hedged future cash flows no longer expected to occur £m	Due to hedged item affecting profit or loss £m	Line item in profit or loss in which reclassification adjustment is included		Due to hedged item affecting balance sheet £m	Line item in balance sheet in which reclassification adjustment is included
Cash flow hedges:
Variability in cash flows from foreign exchange exposure and interest rate risk arising on US Dollar denominated floating debt issued	(23)	–	Finance income or expense	–	20	Other income or expense		–	–
Variability in cash flows from foreign exchange exposure and interest rate risk arising on US Dollar denominated fixed debt issued	(14)	–	Finance income or expense	–	13	Other income or expense		–	–

Net investment hedges:
Net investment in foreign operations	(437)	–	Finance income	–	3	Other income or expense		–	–
Time value of options	4	–	Finance income or expense	–	–	Other income or expense	–	–	–

									2024
				Amount reclassified to profit or loss				Amount transferred to balance sheet via basis adjustment
	Hedging gains/(losses) recognised in reserves £m	Amount of hedge ineffectiveness recognised in profit or loss £m	Line item in profit or loss in which hedge ineffectiveness is included	Hedged future cash flows no longer expected to occur £m	Due to hedged item affecting profit or loss £m	Line item in profit or loss in which reclassification adjustment is included		Due to hedged item affecting balance sheet £m	Line item in balance sheet in which reclassification adjustment is included
Cash flow hedges:
Variability in cash flows from a highly probable forecast transaction	8	–	Finance income or expense	–	–	–		(6)	Intangible assets

Net investment hedges:
Net investment in foreign operations	522	(15)	Finance income	–	5	Other income or expense		–	–

Time value of options	(4)	–	Finance income or expense	–	–	Other income or expense	–	–	–

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued 43. Financial instruments and related disclosures continued
Interest rate risk
The Group manages its cash flow interest rate risk by using floating-to-fixed interest rate swaps, where at quarterly intervals the difference between fixed contract rates and floating rate interest amounts calculated by reference to the agreed notional principal amounts are exchanged.
During 2025, cross currency interest rate swaps were entered into, as mentioned above in the Foreign exchange risk section. The floating USD to fixed GBP leg of these were hedges of interest rate risk.
There were no cross currency interest rate swaps or interest rate swaps outstanding at 31 December 2024.
Additionally, interest rate swaps were entered into in 2025 to minimise the interest cost of existing debt. This involved entering into fixed GBP to floating GBP swaps (designated as fair value hedges) for the full remaining life of the bonds and floating GBP to fixed GBP (designated as cash flow hedges) for a period of five years.
The only other impact on these financial statements of interest rate swaps is where the interest rate risk on an element of future debt issuance has been managed by entering into forward starting interest rate swaps, effectively to lock in the interest rates on the debt in advance. These were closed out at the time of issuing the debt, and the resulting gain or loss held in the cash flow hedge reserve and reclassified to income statement as the interest payments on the debt impacted the income statement.
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
£16 million (2024: £16 million) of balances in the cash flow hedge reserve arise from hedge relationships for which hedge accounting is no longer applied.
The following tables provide information regarding interest rate swaps and the related hedged items at 31 December 2025. There were none at 31 December 2024.

				2025
Hedging instruments	Average contracted fixed rate %	Notional principal value £m	Change in fair value for recognising hedge ineffectiveness	Fair value assets/ (liabilities)
Cash flow hedges:
1-5 years	3.67%	371	–	–
5-10 years	3.70%	478	–	–
Fair value hedges:
10-30 years	4.37%	849	(1)	(1)

		2025
Hedged items	Change in fair value for recognising hedge ineffectiveness	Balance in cash flow hedge reserve for continuing hedges
Variability in fair value of the Sterling external debt attributable to changes in Sterling interest rates	1	–
The following table details the effectiveness of the hedging relationships and the amounts reclassified from the hedging reserve to profit or loss:

			2025
				Amount reclassified to profit or loss
	Hedging gains/(losses) recognised in reserves £m	Amount of hedge ineffectiveness recognised in profit or loss £m	Line item in profit or loss in which hedge ineffectiveness is included	Due to hedged future cash flows no longer expected to occur £m	Due to hedged item affecting profit or loss £m	Line item in profit or loss in which reclassification adjustment is included
Cash flow hedges:
Pre-hedging of long-term interest rates: Matured in the past	(3)	–	Finance income or expense	–	4	Finance income or expense

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued 43. Financial instruments and related disclosures continued

			2024
				Amount reclassified to profit or loss
	Hedging gains/(losses) recognised in reserves £m	Amount of hedge ineffectiveness recognised in profit or loss £m	Line item in profit or loss in which hedge ineffectiveness is included	Due to hedged future cash flows no longer expected to occur £m	Due to hedged item affecting profit or loss £m	Line item in profit or loss in which reclassification adjustment is included
Cash flow hedges:
Pre-hedging of long-term interest rates:
Matured in the past	–	–	Finance income or expense	–	4	Finance income or expense
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
The following tables set out the financial assets and liabilities that are offset, or subject to enforceable master netting arrangements and other similar agreements but not offset, as at 31 December 2025 and 31 December 2024. The column ‘Net balance’ shows the impact on the Group’s balance sheet if all offset rights were exercised.

31 December 2025	Gross financial assets/ (liabilities) £m	Gross financial (liabilities)/ assets offset £m	Net financial assets/ (liabilities) per balance sheet £m	Related amounts not offset in the balance sheet £m	Net balance £m
Financial assets:
Trade and other receivables	6,495	–	6,495	–	6,495
Derivative financial instruments	121	–	121	(63)	58

Financial liabilities:
Trade and other payables	(13,185)	–	(13,185)	–	(13,185)
Derivative financial instruments	(142)	–	(142)	63	(79)

31 December 2024	Gross financial assets/ (liabilities) £m	Gross Financial (liabilities)/ assets offset £m	Net financial assets/ (liabilities) £m	Related amounts not offset £m	Net balance £m
Financial assets:
Trade and other receivables	5,950	(1)	5,949	–	5,949
Derivative financial instruments	110	–	110	(89)	21

Financial liabilities:
Trade and other payables	(13,161)	1	(13,160)	–	(13,160)
Derivative financial instruments	(192)	–	(192)	89	(103)
Amounts which do not meet the criteria for offsetting on the balance sheet but could be settled net in certain circumstances principally relate to derivative transactions under ISDA agreements where each party has the option to settle amounts on a net basis in the event of default of the other party. As there is presently not a legally enforceable right of offset, these amounts have not been offset in the balance sheet, but have been presented separately in the table above.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued 43. Financial instruments and related disclosures continued
(f) Debt interest rate repricing table
The following table sets out the exposure of the Group to interest rates on debt, including commercial paper. The maturity analysis of fixed rate debt is stated by contractual maturity and of floating rate debt by interest rate repricing dates. For the purpose of this table, debt is defined as all classes of borrowings other than lease liabilities.

	2025	2024
	Total debt £m	Total debt £m
Floating and fixed rate debt less than one year	(2,875)	(2,181)
Between one and two years	(1,487)	(1,410)
Between two and three years	(2,247)	(721)
Between three and four years	(1,174)	(2,355)
Between four and five years	(1,646)	(1,207)
Between five and ten years	(3,920)	(2,738)
Greater than ten years	(3,541)	(5,272)
Total	(16,890)	(15,884)
Original issuance profile:
Fixed rate interest	(15,052)	(15,126)
Floating rate interest	(1,838)	(756)
Non-interest bearing	–	(2)
	(16,890)	(15,884)
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
December a weakening and strengthening of Sterling against these currencies, with all other variables held constant, is illustrated in the tables below. The tables exclude financial instruments that expose the Group to foreign exchange risk where this risk is fully hedged with another financial instrument.

	2025	2024
Income statement impact of non-functional currency foreign exchange exposures	Increase/(decrease) in income £m	Increase/(decrease) in income £m
10 cent appreciation of the US Dollar	38	106
15 cent appreciation of the US Dollar	59	167
10 cent appreciation of the Euro	(10)	(42)
15 cent appreciation of the Euro	(16)	(66)
10 yen appreciation of the Yen	–	–
15 yen appreciation of the Yen	–	–

	2025	2024
Income statement impact of non-functional currency foreign exchange exposures	Increase/(decrease) in income £m	Increase/(decrease) in income £m
10 cent depreciation of the US Dollar	(32)	(91)
15 cent depreciation of the US Dollar	(47)	(131)
10 cent depreciation of the Euro	9	36
15 cent depreciation of the Euro	13	51
10 yen depreciation of the Yen	–	–
15 yen depreciation of the Yen	–	–

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued 43. Financial instruments and related disclosures continued
The equity impact, shown below, for foreign exchange sensitivity relates to derivative and non-derivative financial instruments hedging the Group’s net investments in its European (Euro) foreign operations and cash flow hedges of its foreign exchange exposure arising on Euro denominated coupon payments relating to notes issued under the Group’s European Medium Term
Note programme.

	2025	2024
Equity impact of non-functional currency foreign exchange exposures	Increase/(decrease) in equity £m	Increase/(decrease) in equity £m
10 cent appreciation of the US Dollar	(373)	(368)
15 cent appreciation of the US Dollar	(584)	(577)
10 cent appreciation of the Euro	(1,297)	(1,188)
15 cent appreciation in Euro	(2,031)	(1,834)

	2025	2024
Equity impact of non-functional currency foreign exchange exposures	Increase/(decrease) in equity £m	Increase/(decrease) in equity £m
10 cent depreciation of the US Dollar	322	313
15 cent depreciation of the US Dollar	467	453
10 cent depreciation of the Euro	1,108	958
15 cent depreciation of the Euro	1,581	1,384
The tables below present the Group’s sensitivity to a weakening and strengthening of Sterling against the relevant currency based on the composition of net debt as shown in Note 29, 'Net debt', excluding lease liabilities within ‘Liabilities relating to assets held for sale’ and adjusted for the effects of foreign exchange derivatives that are not part of net debt but affect future foreign currency cash flows.

	2025	2024
Impact of foreign exchange movements on adjusted net debt	(Increase)/decrease in adjusted net debt £m	(Increase)/decrease in adjusted net debt £m
10 cent appreciation of the US Dollar	(482)	(555)
15 cent appreciation of the US Dollar	(753)	(870)
10 cent appreciation of the Euro	240	178
15 cent appreciation of the Euro	378	279
10 yen appreciation of the Yen	(5)	(5)
15 yen appreciation of the Yen	(7)	(8)

	2025	2024
Impact of foreign exchange movements on adjusted net debt	(Increase)/decrease in adjusted net debt £m	(Increase)/decrease in adjusted net debt £m
10 cent depreciation of the US Dollar	415	473
15 cent depreciation of the US Dollar	602	684
10 cent depreciation of the Euro	(202)	(150)
15 cent depreciation of the Euro	(291)	(217)
10 yen depreciation of the Yen	4	5
15 yen depreciation of the Yen	6	7

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued 43. Financial instruments and related disclosures continued
Interest rate sensitivity
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
The table below hypothetically shows the Group’s sensitivity to changes in interest rates in relation to Sterling, US Dollar and Euro floating rate financial assets and liabilities. A 1% (100 basis points) or 1.5% (150 basis points) movement in Sterling, US Dollar or
Euro interest rates is not deemed to have a material effect on equity. A 1% (100 basis points) or 1.5% (150 basis points) decrease in Sterling, US Dollar or Euro interest rates would have an equal and opposite impact to that shown below.

	2025	2024
Income statement impact of interest rate movements	Increase/(decrease) in income £m	Increase/(decrease) in income £m
1% (100 basis points) increase in Sterling interest rates	71	72
1.5% (150 basis points) increase in Sterling interest rates	106	108
1% (100 basis points) increase in US Dollar interest rates	(52)	(43)
1.5% (150 basis points) increase in US Dollar interest rates	(77)	(64)
1% (100 basis points) increase in Euro interest rates	(21)	(20)
1.5% (150 basis points) increase in Euro interest rates	(32)	(30)
(h) Contractual cash flows for non-derivative financial liabilities and derivative instruments
The following tables provide an analysis of the anticipated contractual cash flows including interest payable for the Group’s non-
derivative financial liabilities on an undiscounted basis. For the purpose of this table, debt is defined as all classes of borrowings except for lease liabilities and financial liabilities within liabilities relating to assets held for sale. Interest is calculated based on debt held at 31 December without taking account of future issuance. Floating rate interest is estimated using the prevailing interest rate at the balance sheet date. Cash flows in foreign currencies are translated using spot rates at 31 December.

At 31 December 2025	Debt £m	Interest on debt £m	Lease liabilities £m	Finance charge on lease liabilities £m	Trade payables and other liabilities not in net debt £m		Total £m
Due in less than one year	(2,879)	(579)	(137)	(56)	(14,733)	–	(18,384)
Between one and two years	(1,487)	(538)	(217)	(37)	(1,382)	–	(3,661)
Between two and three years	(2,252)	(477)	(108)	(25)	(1,182)	–	(4,044)
Between three and four years	(1,180)	(429)	(71)	(20)	(1,352)	–	(3,052)
Between four and five years	(1,286)	(396)	(50)	(16)	(679)	–	(2,427)
Between five and ten years	(3,475)	(1,619)	(176)	(39)	(1,929)	–	(7,238)
Greater than ten years	(4,419)	(954)	(71)	(10)	(1,222)	–	(6,676)
Gross contractual cash flows	(16,978)	(4,992)	(830)	(203)	(22,479)	–	(45,482)

At 31 December 2024	Debt £m	Interest on debt £m	Lease liabilities £m	Finance charge on lease liabilities £m	Trade payables and other liabilities not in net debt £m	Total £m
Due in less than one year	(2,181)	(540)	(168)	(41)	(14,440)	(17,370)
Between one and two years	(1,411)	(500)	(222)	(34)	(1,247)	(3,414)
Between two and three years	(723)	(484)	(146)	(29)	(1,593)	(2,975)
Between three and four years	(2,362)	(434)	(109)	(23)	(1,461)	(4,389)
Between four and five years	(1,213)	(383)	(73)	(20)	(913)	(2,602)
Between five and ten years	(2,759)	(1,646)	(299)	(53)	(2,318)	(7,075)
Greater than ten years	(5,320)	(1,251)	(85)	(14)	(1,313)	(7,983)
Gross contractual cash flows	(15,969)	(5,238)	(1,102)	(214)	(23,285)	(45,808)

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued 43. Financial instruments and related disclosures continued
The table below provides an analysis of the anticipated contractual cash flows for the Group’s derivative instruments excluding equity options which do not give rise to cash flows, and other embedded derivatives, which are not material, using undiscounted cash flows. Cash flows in foreign currencies are translated using spot rates at 31 December. The gross cash flows of foreign exchange contracts are presented for the purpose of this table although, in practice, the Group uses standard settlement arrangements to reduce its liquidity requirements on these instruments.

				2025				2024
	Gross cash inflows	Gross cash outflows	Net cash inflows	Net cash outflows	Gross cash inflows	Gross cash outflows	Net cash inflows	Net cash outflows
	Foreign exchange forward contracts, swaps and cross currency interest rate swaps £m	Foreign exchange forward contracts, swaps and cross currency interest rate swaps £m	Interest rate swap contracts £m	Interest rate swap contracts £m	Foreign exchange forward contracts and swaps £m	Foreign exchange forward contracts and swaps £m	Interest rate swap contracts £m	Interest rate swap contracts £m
Less than one year	29,815	(29,748)	3	–	28,567	(28,634)	–	–
Between one and two years	1,548	(1,612)	8	(2)	36	(35)	–	–
Between two and three years	–	–	7	(1)	–	–	–	–
Between three and four years	–	–	6	–	–	–	–	–
Between four and five years	–	–	6	–	–	–	–	–
Greater than five years	–	–	6	(49)	–	–	–	–
Gross contractual cash flows	31,363	(31,360)	36	(52)	28,603	(28,669)	–	–

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued

44. Employee share schemes
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
The total charge for share-based incentive plans in 2025 was £390 million (2024: £347 million; 2023: £321 million). Of this amount,
£288 million (2024: £260 million; 2023: £244 million) arose from the Share Value Plan. See Note 9, ‘Employee costs’ for further details.
GSK share award schemes
Share Value Plan
Under the Share Value Plan, share awards are granted to certain employees at no cost. The awards vest after two-and-a-half to three years and there are no performance criteria attached. The fair value of these awards is determined based on the closing share price on the day of grant, after deducting the expected future dividend yield of 4.0% (2024: 3.4%; 2023: 3.8%) over the duration of the award.

Number of shares and ADS issuable	Shares Number (000)	Weighted fair value	ADS Number (000)	Weighted fair value
At 1 January 2023	27,975		15,429
Awards granted	11,548	£12.79	6,449	$31.65
Awards exercised	(8,599)		(4,856)
Awards cancelled	(1,144)		(797)
At 31 December 2023	29,780		16,225
Awards granted	12,023	£15.17	6,431	$39.49
Awards exercised	(9,384)		(5,199)
Awards cancelled	(1,225)		(877)
At 31 December 2024	31,194		16,580
Awards granted	12,499	£13.15	6,697	$35.01
Awards exercised	(9,683)		(5,191)
Awards cancelled	(1,213)		(982)
At 31 December 2025	32,797		17,104
Performance Share Plan
Under the Performance Share Plan, share awards are granted to Directors and senior executives at no cost. The percentage of each award that vests is based upon the performance of the Group over a defined measurement period with dividends reinvested during the same period. For awards granted in 2020 and 2021, the performance conditions are based on four measures over a three-year performance period. These are adjusted free cash flow (30%), TSR (30%), R&D new product performance (20%) and pipeline progress (20%). For awards granted from 2022 until 2024, the performance conditions are based on five measures over a three-year performance period. These are TSR (30%), pipeline progress (20%), profit measure
(20%), sale measure (20%) and ESG environment (10%). For the awards granted from 2025, the performance conditions are based on five measures over a three-year performance period. These are TSR (40%), pipeline progress (17.5%), profit measure
(17.5%), sale measure (17.5%) and ESG environment (7.5%).
The fair value of the awards is determined based on the closing share price on the day of grant. For TSR performance elements, this is adjusted by the likelihood of that condition being met, as assessed at the time of grant.
During 2025, awards were granted of 4.9 million shares at a weighted fair value of £10.85 and 1.0 million ADS at a weighted fair value of $27.46. At 31 December 2025, there were outstanding awards over 15.0 million shares and 2.4 million ADS.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued 44. Employee share schemes continued
Share options and savings-related options
For the purposes of valuing savings-related options to arrive at the share-based payment charge, a Black-Scholes option pricing model has been used. The assumptions used in the model are as follows:

	2025 Grant	2024 Grant	2023 Grant
Risk-free interest rate	3.75%	4.24%	4.57%
Dividend yield	3.6%	4.3%	4.0%
Volatility	27%	34%	34%
Expected life	3 years	3 years	3 years
Savings-related options grant price (including 20% discount)	£14.19	£11.27	£11.20
Expected volatility has been based on an evaluation of the historical volatility of the Company’s share price, particularly over the historical period commensurate with the expected term.

Options outstanding for the Share Save Plan	Savings-related share option schemes
	Number 000		Weighted exercise price
At 31 December 2025	4,782		£11.79
Range of exercise prices on options outstanding at year end	£10.34	—	— £14.19
Weighted average market price on exercise during year			— £14.43
Weighted average remaining contractual life			1.9 years
Options of 0.9 million shares were granted during the year under the savings-related share option scheme at a weighted average fair value of £4.58. At 31 December 2025, 3.9 million of the savings-related share options were not exercisable.
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
Trusts.
At 31 December 2025, 62,875,215 shares were held in the ESOP Trusts, out of which 62,227,857 were held for the future exercise of share awards and 647,358 shares were held for the Executive Supplemental Savings Plan.

Shares held for share award schemes	2025	2024
Number of shares (000)	62,875	64,314

	£m	£m
Nominal value	20	20
Carrying amount	282	397
Market value	1,147	866

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued

45. Principal Group companies
The following represent the principal subsidiaries and their countries of incorporation of the Group at 31 December 2025. The equity share capital of these entities is shown in the percentage columns. All companies are incorporated in their principal country of operation except where stated.

England	%
Glaxo Group Limited	100
Glaxo Operations UK Limited	100
Glaxo Wellcome UK Limited	100
GlaxoSmithKline Capital plc	100
GlaxoSmithKline Export Limited	100
GlaxoSmithKline Finance plc	100
GlaxoSmithKline Holdings Limited(a)	100
GlaxoSmithKline IHC Limited	100
GlaxoSmithKline Intellectual Property (No.2) Limited	100
GlaxoSmithKline Intellectual Property (No.3) Limited	100
GlaxoSmithKline Intellectual Property (No.4) Limited	100
GlaxoSmithKline Intellectual Property Development Limited	100
GlaxoSmithKline Intellectual Property Limited	100
GlaxoSmithKline Research & Development Limited	100
GlaxoSmithKline Services Unlimited(a)	100
GlaxoSmithKline UK Limited	100
GSK Finance (No. 2) Limited	100
Setfirst Limited	100
SmithKline Beecham Limited	100
ViiV Healthcare Finance Limited	78.3
ViiV Healthcare UK (No.3) Limited	78.3
ViiV Healthcare UK Limited	78.3

Europe	%
Glaxo Wellcome Production S.A.S (France)	100
GlaxoSmithKline AG (Switzerland)	100
GlaxoSmithKline B.V. (Netherlands)	100
GlaxoSmithKline Biologicals SA (Belgium)	100
GlaxoSmithKline GmbH & Co. KG (Germany)	100
GlaxoSmithKline Manufacturing SpA (Italy)	100
GlaxoSmithKline Pharma GmbH (Austria)	100
GlaxoSmithKline Pharmaceuticals SA (Belgium)	100
GlaxoSmithKline S.A. (Spain)	100
GlaxoSmithKline S.p.A. (Italy)	100
GlaxoSmithKline Single Member A.E.B.E. (Greece)	100
GlaxoSmithKline Trading Services Limited (Republic of Ireland)(b)	100
GSK Capital B.V. (Netherlands)(b)	100
GSK Services Sp z o.o. (Poland)	100
GSK Vaccines GmbH (Germany)	100
GSK Vaccines S.r.l. (Italy)	100
JSC GlaxoSmithKline Trading (Russia)	100
Laboratoire GlaxoSmithKline (France)	100
Laboratorios ViiV Healthcare, S.L. (Spain)	78.3
ViiV Healthcare GmbH (Germany)	78.3
ViiV Healthcare S.r.l. (Italy)	78.3
ViiV Healthcare SAS (France)	78.3

US	%
Affinivax, Inc	100
Aiolos Bio, Inc.	100
BP Asset IX, Inc.	100
Corixa Corporation	100
GlaxoSmithKline Capital Inc.	100
GlaxoSmithKline Holdings (Americas) Inc.	100
GlaxoSmithKline LLC	100
Human Genome Sciences, Inc.	100
IDRx, Inc.	100
Stiefel Laboratories, Inc.	100
Tesaro, Inc.	100
ViiV Healthcare Company	78.3

Others	%
Glaxo Saudi Arabia Limited (Saudi Arabia)	100
Glaxo Wellcome Manufacturing Pte Ltd (Singapore)	100
GlaxoSmithKline (Thailand) Limited (Thailand)	100
GlaxoSmithKline Australia Pty Ltd (Australia)	100
GlaxoSmithKline Brasil Limitada (Brazil)	100
GlaxoSmithKline Colombia S.A.	100
GlaxoSmithKline Far East B.V. (Taiwan)	100
GlaxoSmithKline Ilaclari Sanayi ve Ticaret A.S. (Turkey)	100
GlaxoSmithKline Inc. (Canada)	100
GlaxoSmithKline K.K. (Japan)	100
GlaxoSmithKline Korea Limited (Republic of Korea)	100
GlaxoSmithKline Limited (Hong Kong)	100
GlaxoSmithKline Mexico S.A. de C.V. (Mexico)	100
GlaxoSmithKline Pakistan Limited (Pakistan)	82.6
GlaxoSmithKline Pharmaceuticals Limited (India)	75
GSK Biopharma Argentina S.A.	100
GSK Enterprise Management Co, Ltd (China)	100
GSK Life Sciences FZE (United Arab Emirates)	100
GSK Pharma Vietnam Company Limited (Vietnam)	100
ID Biomedical Corporation of Quebec (Canada)	100

(a)Directly held wholly-owned subsidiary of GSK plc.
(b)Tax resident in UK.
The subsidiaries and associates listed above principally affect the figures in the Group’s financial statements. Each of
GlaxoSmithKline Capital Inc., GlaxoSmithKline Capital plc, GlaxoSmithKline Finance plc, GSK Capital BV and GlaxoSmithKline LLC,
is a wholly-owned finance subsidiary of the company, and the company has fully and unconditionally guaranteed the securities issued by each.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued

46. Legal proceedings
The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust, consumer fraud and governmental
investigations. The most significant of these matters, other than tax matters, are described below. The Group makes provision
for these proceedings on a regular basis as summarised in
Note 2, ‘Accounting principles and policies’ and Note 31,
‘Other provisions’. Note 2 also describes when disclosure is made of proceedings for which there is no provision. Legal
expenses incurred and provisions related to legal claims are charged to selling, general and administration costs. The
Group does not believe that information about the amount
sought by plaintiffs, if that is known, would be meaningful with respect to those legal proceedings. This is due to a number of factors, including, but not limited to, the stage of proceedings, the entitlement of parties to appeal a decision and clarity as to theories of liability, damages and governing law.
At 31 December 2025, the Group’s aggregate provision for
legal and other disputes (not including tax matters described in Note 14, ‘Taxation’) was £210 million. There can be no
assurance that any losses that result from the outcome of any legal proceedings will not materially exceed the amount of the provisions reported in the Group’s financial statements. If this were to happen, it could have a material adverse impact on
the results of operations of the Group in the reporting period in which the judgements are incurred or the settlements entered into.
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
Breo Ellipta
In August 2025, GSK received a paragraph IV letter from
Transpire Bio Inc. (“Transpire”) relating to Breo. On 25
September 2025, GSK filed a patent and trademark
infringement suit against Transpire in the United States District
Court for the Southern District of Florida alleging Transpire’s proposed generic of Breo infringes GSK patents, trademarks,
and trade dress. The court has set a trial date for 2 November
2026.
Coreg
In 2014, GSK initiated suit against Teva for inducing
infringement of its patent relating to the use of carvedilol
(Coreg) in decreasing mortality caused by congestive heart
failure. In June 2017, the case proceeded to a jury trial in the
US District Court for the District of Delaware. The jury returned a verdict in GSK’s favour, awarding GSK lost profits and
reasonable royalties for a total award of $235.51 million. On 29
March 2018, the trial judge ruled on post-trial motions filed by
Teva and found that substantial evidence at trial did not
support the jury’s finding of induced infringement, overturning the jury award. GSK appealed, and on 2 October 2020, the
Court of Appeals for the Federal Circuit reversed the district court’s ruling and reinstated the jury award in GSK’s favour.
On 2 December 2020, Teva filed a petition for rehearing en
banc. The court granted Teva’s petition, but only for a
rehearing by the three-member panel that issued the original decision. On 5 August 2021, the original panel issued its
rehearing opinion where the majority again reinstated the jury’s damages award of $235.51 million in GSK’s favour.
Teva again filed a petition for rehearing en banc which was
rejected by the Court of Appeals for the Federal Circuit on 11
February 2022. On 11 July 2022, Teva filed a petition for writ of certiorari with the Supreme Court of the United States seeking to overturn the Federal Court decision. On 15 May 2023, the
US Supreme Court denied Teva’s request. On 9 February
2026, GSK and Teva reached a confidential settlement,
resulting in the dismissal of the action with prejudice. This matter is now concluded.
mRNA
On 25 April 2024, GSK filed a patent infringement suit against
Pfizer Inc. and BioNTech SE in the United States District Court
for the District of Delaware alleging infringement of five US
GSK patents by the COVID-19 vaccine, COMIRNATY®. On 14
August 2024, GSK filed a First Amended Complaint asserting
3 additional GSK patents against Pfizer/BioNTech bringing the total number of asserted patents to 8. Pfizer/BioNTech filed an
Answer and Counterclaims to GSK’s First Amended Complaint
on 30 August 2024. Trial is scheduled for 7 June 2027.
On 12 October 2024, GSK filed a patent infringement suit
against Moderna, Inc. in the United States District Court for the
District of Delaware, alleging infringement of 7 GSK patents by the COVID-19 vaccine, SPIKEVAX®. On 4 September 2025,
GSK filed a First Amended Complaint asserting that Moderna’s
COVID-19 vaccine, mNEXSPIKE® also infringes the same 7
GSK patents. Trial is scheduled for 19 July 2027. On 12
October 2024, GSK filed a separate suit in the same court
alleging infringement of 6 GSK patents by Moderna’s RSV
vaccine, mRESVIA®, and trial is scheduled for 23 August 2027.
On 3 July 2025, GSK initiated a patent infringement suit in the
Unified Patent Court (“UPC”) against Moderna, asserting a
single GSK patent and alleging infringement by Moderna’s
SPIKEVAX®, mNEXSPIKE®, and mRESVIA® RSV vaccine
products (“Moderna mRNA Products”). The hearing has been
set to commence in a window between 1-3 September 2026.
On 4 July 2025, GSK initiated a second patent infringement
suit against Moderna in the UPC asserting infringement of
additional GSK patents by the Moderna mRNA Products. The
hearing has been set to commence in a window between 30
September-2 October 2026. On 13 November 2025, GSK filed
two patent infringement actions against Moderna in Spain
related to SPIKEVAX® and mRESVIA®. Hearings have yet to be
scheduled.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued 46. Legal proceedings continued
On 3 July 2025, GSK initiated a patent infringement suit in the
UPC against Pfizer and BioNTech alleging infringement by
Pfizer/BioNTech’s COMIRNATY® COVID-19 vaccine products.
The hearing has been set to commence in a window between
1-3 September 2026. On 4 July 2025, GSK initiated another
patent infringement suit in the UPC against Pfizer and
BioNTech asserting additional patents and alleging
infringement by Pfizer/BioNTech’s COMIRNATY® COVID-19
vaccine products. The hearing has been set to commence in a
window between 30 September-2 October 2026. On 7 July
2025, GSK initiated a patent infringement suit related to the
COMIRNATY® COVID-19 vaccine products in the Irish High
Court against Pfizer and BioNTech. A hearing has yet to be
scheduled.
On 5 September 2025, Pfizer and BioNTech initiated a patent
revocation suit against GSK in the UK Patents Court seeking
revocation of the UK counterparts of the patents that GSK has asserted against them in the UPC and in Ireland. GSK has
counterclaimed that Pfizer and BioNTech infringe those
patents. A trial has been listed for 22 February 2027.
In January 2026, GSK filed two separate actions in the US,
pursuant to 28 U.S.C. § 1782, against Pfizer/BioNTech and
Moderna seeking targeted discovery for use in foreign
proceedings.
On 2 January 2025, Acuitas Therapeutics Inc. filed a
declaratory judgment complaint against GSK, seeking
judgment that COMIRNATY® does not infringe five GSK
patents. Acuitas also seeks a ruling that the patents are
invalid. GSK has moved to dismiss the complaint for lack of
subject matter jurisdiction.
RSV
On 7 June 2022, Pfizer, Inc. filed suit in the London High Court challenging the validity and requesting revocation of three
GSK European patents relating to RSV vaccine technology.
Corresponding invalidity suits against additional patents were filed in the District Court of the Hague in the Netherlands in
January 2023 and in the Enterprise Court of Brussels in
Belgium in March 2023. In each of those matters GSK
counterclaimed that Pfizer’s RSV vaccine infringes GSK’s
patents. On 2 August 2023, GSK filed a patent infringement
suit against Pfizer in the United States District Court for the
District of Delaware alleging infringement of four US GSK
patents by Pfizer’s RSV vaccine, Abrysvo®. Additional patents have been added to the US litigation. Pfizer counterclaimed in the US that all patents are invalid, and that Pfizer’s product does not infringe. On 5 August 2024, GSK filed a patent
infringement suit on a fourth European patent in the European
Unified Patent Court (“UPC”) at the Düsseldorf Local Division.
On 14 August 2024, Pfizer filed a patent revocation suit against that same European patent in the UPC.
On 1 April 2025, GSK and Pfizer reached a global settlement
of all litigation whereby Pfizer has been granted a worldwide license to certain patents controlled by GSK relating to
recombinant RSV prefusion F protein and GSK will receive a
royalty stream on sales of Abrysvo®. The pending litigation in the United States District Court for the District of Delaware was
dismissed on 4 April 2025. Cases pending in other
jurisdictions have also been dismissed. This matter is now
concluded.
Trelegy Ellipta
On 22 January 2026, GSK received a paragraph IV letter from
Transpire relating to Trelegy. GSK is currently assessing the letter and considering its options. Under the Hatch-Waxman
Act, companies who receive such letters have 45 days to bring a lawsuit against the generic manufacturer.
Zejula
In August 2025, GSK received a paragraph IV letter from Sun
Pharmaceutical Industries Limited (“Sun”) relating to Zejula.
On 19 September 2025, GSK filed a patent infringement suit
against Sun in the United States District Court for the District of
Delaware alleging Sun’s proposed generic of Zejula infringes
GSK patents. The court has set a trial date for 24 July 2028.
Product liability
The Group is currently a defendant in a number of product
liability lawsuits.
Avandia
There are two pending US class actions (both filed in 2010) by third-party payers which assert claims under the Racketeer
Inﬂuenced and Corrupt Organizations Act (RICO) and state
consumer protection laws. In December 2019, the Third Circuit
Court of Appeals reversed the summary judgments granted in
favour of the Group and remanded the third-party payer cases back to district court. A hearing on certain Daubert motions relating to experts was held on 1 February 2024. On 25
October 2024, the district court granted GSK’s motion to
exclude plaintiffs’ expert on causation, and excluded a portion of plaintiffs’ damages expert. A hearing on plaintiffs’ motion for class certification was held on 12 March 2025, and a hearing on GSK’s motion for summary judgment was held on 21 April
2025. On 22 May 2025, the district court granted the third-
party payor plaintiffs’ motion for class certification, allowing them to proceed with their claims as a class action. The district court has not yet ruled on GSK’s motion for summary
judgment. GSK filed a Rule 23(f) petition with the Third Circuit seeking permission to appeal the class certification order. On
7 July 2025, the Third Circuit accepted the appeal. Briefing is complete, and oral argument was held on 26 February 2026.
The district court has stayed the proceedings pending the
outcome of the appeal.
Legacy Talc Products in the US
The Group is defending product liability actions in the United
States regarding legacy products that were divested by the
Group many years ago. Most of the lawsuits are filed against multiple defendants. The vast majority of cases generally
allege that plaintiffs were exposed to asbestos-contaminated talc and developed mesothelioma as a result of use of the
products.
GSK is vigorously defending these claims. It has achieved
resolution and dismissal of a number of such claims. As of 31
December 2025, there were approximately 830 ongoing
product liability actions pending in various state courts. To date, no cases have proceeded to trial.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued 46. Legal proceedings continued
Zantac
The Group has been named in product liability lawsuits on
behalf of individuals asserting personal injury claims arising out of the use of Zantac. The federal cases are part of a
Multidistrict Litigation (MDL) proceeding in the United States
District Court for the Southern District of Florida that is pending appeal in the United States Court of Appeals for the Eleventh
Circuit. Cases have also been filed in a number of state courts, the majority of which are in Delaware.
As previously disclosed, on 9 October 2024 GSK reached
agreements to resolve 93% (approximately 80,000 claimants)
of the Zantac state court product liability cases pending
against GSK in the United States. Since that time, the vast
majority of the remaining cases have been resolved or been
dismissed such that 13 state court cases remain.
On 9 October 2024, GSK also reached an agreement in
principle to pay a total of $70 million to resolve the Zantac qui tam complaint previously filed by Valisure. Both the
Department of Justice and the participating State Attorneys
General approved the agreement which was signed on 3 April
2025. The qui tam complaint has been dismissed.
On 10 July 2025, the Delaware Supreme Court issued its
decision, reversing the lower court’s decision and concluding that plaintiffs did not establish that their experts’ opinions are admissible. After the Delaware Supreme Court issued its
decision, GSK and other defendants filed a motion for
summary judgment. Plaintiffs then filed a motion to allow
supplemental expert disclosures. A hearing on both motions
was held on 23 October 2025. On 1 December 2025, the
Delaware Superior Court issued its ruling denying plaintiffs’
motion for supplemental expert disclosures. The Superior
Court requested additional briefing as to which plaintiffs
should be bound by that ruling. Briefing on that issue
concluded on 30 January 2026. As previously disclosed,
approximately 14,000 product liability cases were dismissed
following the grant of defendants’ Daubert motions in
December 2022 in the federal MDL proceeding. These are
now on appeal by the plaintiffs to the United States Court of
Appeals for the Eleventh Circuit, along with appeals in the
medical monitoring and consumer class action cases. Oral
argument was held on 10 October 2025. A decision is
expected in the first half of 2026. GSK remains confident in its position and will continue to vigorously defend against those appeals.
Outside the US, there are two proposed class actions pending against GSK in Ontario and Quebec, Canada along with a
class action in Israel. The Ontario action is in the process of being discontinued, and the Quebec action remains dormant.
The parties have reached a settlement in the Israel class
action and are in the process of seeking final court approval, which is expected in H2 2026 or Q1 2027. There are also
approximately 120 individual actions that have been filed in
Canada.
On 20 March 2020, the New Mexico Attorney General filed a
lawsuit against multiple defendants, including the Group,
alleging violations of state consumer protection and false
advertising statutes, among other claims. On 11 November
2020, the Mayor & City of Baltimore filed an action against the
Group alleging that Zantac increased the risk of cancer and/or caused cancer in Baltimore patients, and that the Group failed to warn of or concealed those risks. GSK has resolved both
the New Mexico Attorney General and the Mayor & City of
Baltimore actions.
On 4 February 2025, a putative securities class action lawsuit was filed in the US District Court for the Eastern District of
Pennsylvania against GSK and certain officers on behalf of
purchasers of GSK publicly traded securities during the period
5 February 2020 through 14 August 2022. The complaint
alleges that defendants made materially false and/or
misleading statements or omissions with regard to Zantac. On
7 July 2025, plaintiffs filed an amended complaint, removing one of the GSK individually named defendants and changing
the class period to 5 February 2020 through 12 August 2022.
GSK filed a motion to dismiss the amended complaint. On 4
March 2026, the Court granted GSK’s motion and dismissed
plaintiffs’ amended complaint with prejudice.
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
The one remaining state court case was voluntarily dismissed by the plaintiff in July 2025. Three of the four proposed class actions in Canada have been discontinued. The last remaining class action is not currently active, and is also expected to be discontinued.
Sales and marketing and regulation
The Group’s marketing and promotion of its Pharmaceutical
and Vaccine products are the subject of certain governmental investigations and private lawsuits brought by litigants under various theories of law.
Flovent – Arizona Attorney General
On 6 February 2025, the Arizona Attorney General filed a
lawsuit in Arizona state court alleging violation of the state consumer protection statute. The lawsuit alleges that GSK
engaged in deceptive and unfair practices with respect to
Flovent. GSK removed the case to federal court and filed a
motion to dismiss. The plaintiff filed a motion to remand the case to state court. On 26 August 2025, the federal court
remanded the case to state court, finding that the case did not state a federal claim over which the court had subject-matter jurisdiction, but did not rule on GSK’s pending motion to
dismiss. The state court heard oral argument on the motion to dismiss on 23 January 2026.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued 46. Legal proceedings continued
GSK Korea – Proceedings under Fair Trade Laws
In August 2020, GSK Korea was indicted under Korea’s
Monopoly Regulation and Fair Trade laws in relation to
government tenders of HPV (Cervarix) and PCV (Synflorix)
vaccines in 2018 and 2019. The prosecutor alleged that GSK
Korea, through the actions of at least one of its employees, interfered with the tender process under the National
Immunisation Programme by using “straw bidders”.
A former GSK Korea employee was also charged in his
individual capacity by the prosecutor in relation to the same matter. Further, a number of wholesalers were co-defendants
in the proceedings. On 1 February 2023, the court rendered a guilty verdict in respect of all defendants. GSK Korea was
fined KRW70 million which is approximately £45,000. In July
2024, the appellate court rendered a not-guilty verdict for all defendants, overturning the lower court’s decision. In
December 2025, the Korea Supreme Court affirmed the
appellate court’s decision. This matter is now concluded.
US electronic health records subpoena
On 19 March 2023, the Group received a subpoena from the
United States Attorney’s Office for the Western District of
Virginia, which is working with the United States Department of
Justice Civil Division, seeking documents relating to the
Group’s electronic health record programmes. The Group
cooperated with the enquiry.
Senate HELP Enquiry
The Group received a letter dated 8 January 2024 from
majority members of the US Senate Health, Education, Labor
and Pensions (“HELP”) Committee initiating an investigation
into the pricing of inhalers for the treatment of asthma and
COPD. The letter is similar to letters received by a number of other pharmaceutical companies and requests information on
pricing, research in the treatment of respiratory diseases,
patenting and business practices. The Group cooperated with
the enquiry.
Anti-trust/competition
Certain governmental actions and private lawsuits have been
brought against the Group alleging violation of competition or anti-trust laws.
Lamictal
Purported classes of direct purchasers filed suit in 2012 in the
US District Court for the District of New Jersey alleging that the
Group and Teva Pharmaceuticals unlawfully conspired to
delay generic competition for Lamictal, resulting in
overcharges to the purchasers, by entering into an allegedly anti-competitive reverse payment settlement to resolve patent infringement litigation. A separate count accuses the Group of monopolising the market.
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
Tesaro, Inc. v. AnaptysBio
On 20 November 2025, GSK subsidiaries Tesaro, Inc., and
Tesaro Development, Ltd. (collectively, “Tesaro”) initiated
litigation against AnaptysBio, Inc. in the Delaware Chancery
Court. This action seeks a declaration that Tesaro has not
breached the Collaboration and Exclusive License Agreement
(the “Agreement”) among the parties and that AnaptysBio
engaged in conduct that constituted an anticipatory breach of the Agreement with respect to the oncology treatment Jemperli
(dostarlimab). AnaptysBio filed a lawsuit against Tesaro and
GSK later the same day, in the same court, asserting claims
that Tesaro materially breached certain provisions of the
Agreement or the implied covenant of good faith and fair
dealing, and that GSK tortiously interfered with the contract by inducing Tesaro’s alleged breaches. Trial is currently set for
14-17 July 2026. AnaptysBio filed a partial motion to dismiss seeking dismissal of Tesaro’s anticipatory breach of contract claim, which motion was heard by the court on 4 March 2026.
GSK and Tesaro intend to vigorously defend against
AnaptysBio’s allegations.
Zejula royalty dispute
In October 2012, Tesaro, Inc. (now a wholly owned subsidiary of GSK) entered into two worldwide patent license agreements with AstraZeneca UK Limited related to niraparib (later
approved as Zejula). In May 2021, AstraZeneca filed a lawsuit against Tesaro in the High Court, England and Wales alleging that Tesaro failed to pay some of the royalties due under the license agreements. Tesaro has counterclaimed based on a
calculated overpayment. Trial was held the week of 6 March
2023 and judgment was entered against the Group on 5 April
2023. On 9 February 2024 the Court of Appeal ruled in the
Group’s favour, overturning the trial court’s judgment and
determining that only Zejula sales for uses falling within the licensed patents could be deemed royalty-bearing.
AstraZeneca requested permission to appeal and on 28 May
2024, the UK Supreme Court rejected AstraZeneca’s request.
The appropriate quantum of royalties following the Court of
Appeal’s judgement may be the subject of further
proceedings.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Notes to the financial statements continued

47. Post balance sheet events
On 19 January 2026, GSK reached an agreement with Pfizer and Shionogi for the 11.7% economic interest in ViiV Healthcare currently held by Pfizer to be replaced with an investment by Shionogi. As a result of this transaction, Shionogi will increase its economic interest to 21.7% and GSK will maintain its 78.3% economic interest. Under the terms of the agreement, ViiV Healthcare will issue new shares to Shionogi for consideration of $2.125 billion and cancel Pfizer’s holding in ViiV Healthcare for a consideration of $1.875 billion. Additionally, GSK will receive a special dividend of $0.250 billion (payable in GBP). Completion of the transaction is subject to certain regulatory clearances in relevant markets and is expected to occur during Q1 2026. On completion, GSK will extinguish the Pfizer put option liability through retained earnings. The liability will be remeasured immediately prior to completion, on the same methodology as at 31 December 2025, with any change in the value of the liability recognised as an Adjusting item through other operating income/(expense). The carrying amount of the liability was £822 million as at 31 December 2025.
On 19 January 2026, GSK entered into a definitive agreement to acquire RAPT Therapeutics (RAPT), a California-based, clinical-
stage biopharmaceutical company dedicated to developing novel therapies for patients living with inflammatory and immunologic diseases. The acquisition includes ozureprubart, a long-acting anti-immunoglobulin E (IgE) monoclonal antibody, currently in phase IIb clinical development for prophylactic protection against food allergens. Under the terms of the agreement, GSK’s subsidiary commenced a tender offer to acquire all outstanding shares of RAPT common stock for $58.00 per share in cash at closing for an estimated aggregate equity value of $2.2 billion. Net of cash acquired, GSK's upfront investment is approximately
$1.9 billion. The transaction was subject to customary closing conditions, including the applicable waiting period under the Hart-
Scott-Rodino Act in the US, and subsequently closed on 3 March 2026. Given the timing of the closure of the transaction, GSK expects to disclose the provisional accounting for the acquisition in the Q1 2026 Results Announcement.
On 25 February 2026, GSK announced that it has entered an agreement to acquire 100% of the equity of 35Pharma Inc., a
Canada-based, private, clinical-stage biopharmaceutical company specialised in the development of novel protein-based therapeutics. The acquisition includes HS235, a potential best-in-class investigational medicine that has completed phase I healthy volunteer clinical trials with studies to start imminently in pulmonary arterial hypertension (PAH) and pulmonary hypertension due to heart failure with preserved ejection fraction (PH-HFpEF). The transaction is subject to customary conditions, including applicable regulatory agency clearances under the Hart-Scott-Rodino Act in the US and the Competition Act in Canada,
along with a filing under the Investment Canada Act. Under the terms of the agreement, US$950 million is payable in cash at closing.

GSK 2025 Annual Report on Form 20-F

Investor
information

In this section
Number of employees	254	Insider Trading Policies	279
Pharmaceutical products and intellectual property	258	Cyber security	279
Vaccine products and intellectual property	259	Code of Ethics	280
Risk Factors	260	Supplemental Guarantor Information	280
Share capital and control	269	Remuneration Policy	280
Dividends	271	Principal Accountant Fees and Services	282
Financial calendar 2026	272	Shareholder services and contacts	283
Annual General Meeting 2026	272	US law and regulation	284
Tax information to shareholders	273	Report of Independent Registered Public Accounting Firm	286
Additional information		Corporate governance comparison	287
Articles of association of GSK plc	275	Group companies	288
Material contracts	277	Glossary of terms	296
American depository shares	278	Index	299

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Number of employees

Number of employees	2025	2024	2023
US	11,807	12,024	12,205
Europe	31,518	32,208	32,675
International	23,516	24,397	25,332
	66,841	68,629	70,212
Manufacturing	21,923	23,082	23,159
Selling	24,631	25,047	26,193
Administration	7,469	7,806	7,888
Research and development	12,818	12,694	12,972
	66,841	68,629	70,212
The geographic distribution of employees in the table above is based on the location of GSK’s subsidiary companies. The number of employees is the number of permanent employed staff at the end of the financial period. It excludes those employees who are employed and managed by GSK on a contract basis.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Pipelines, products and intellectual property

Pharmaceuticals and Vaccines product development pipeline

Key	†	In-license or other alliance relationship with third party
	^	ViiV Healthcare, a global specialist HIV company with GSK, Pfizer, Inc. and Shionogi Limited as shareholders, is responsible for developing and delivering HIV medicines*
	BLA	Biological Licence Application
	MAA	Marketing Authorisation Application (Europe)
	NDA	New Drug Application (US)
*For changes in shareholding in ViiV Healthcare, refer to Note 47

A	Approved
S	Submitted
Phase I	Evaluation of clinical pharmacology, usually conducted in volunteers
Phase II	Determination of dose and initial evaluation of efficacy, conducted in a small number of patients
Phase III	Large comparative study (compound versus placebo and/or established treatment) in patients to establish clinical benefit and safety
MAA and NDA/BLA regulatory review milestones shown in the table below are those that have been achieved. Future filing dates are not included in this list.

Achieved regulatory review milestones
Compound	Mechanism of Action/Vaccine Type	Indication	Phase	MAA	NDA/BLA
Respiratory Immunology and Inflammation
Exdensur (depemokimab)†	Long-acting anti-interleukin 5 (IL5) antibody	Asthma	Approved	A: 1Q26	A: 4Q25
		Chronic rhinosinusitis with nasal polyps (CRSwNP)	Approved	A: 1Q26
		Chronic obstructive pulmonary disease (COPD)	Phase III
		Eosinophilic granulomatosis with polyangiitis (EGPA)	Phase III
		Hypereosinophilic syndrome (HES)	Phase III
Nucala (mepolizumab)	Anti-interleukin 5 (IL5) antibody	Chronic obstructive pulmonary disease (COPD)	Approved	A: 1Q26	A: 2Q25
linerixibat	Ileal bile acid transporter (IBAT) inhibitor	Cholestatic pruritus in primary biliary cholangitis (PBC)	Registration	S: 2Q25	S: 2Q25
camlipixant	P2X3 receptor antagonist	Refractory chronic cough (RCC)	Phase III
efimosfermin alfa†	Fibroblast growth factor 21 (FGF21) analog	Metabolic dysfunction-associated steatohepatitis (MASH)	Phase III
Ventolin (salbutamol)	Beta 2 adrenergic receptor agonist	Asthma, low carbon version of metered dose inhaler	Phase III
Benlysta (belimumab)	Anti-B lymphocyte stimulator (BLys) monoclonal antibody	Systemic sclerosis associated interstitial lung disease	Phase II(1)
		Interstitial lung disease associated with connective tissue disease	Phase III
GSK4532990†	HSD17B13 RNA interference	Metabolic dysfunction-associated steatohepatitis (MASH)	Phase II
		Alcohol-related liver disease (ALD)	Phase II
GSK5784283†	Long-acting anti-thymic stromal lymphopoietin (TSLP) monoclonal antibody	Asthma	Phase II
nivisnebart†	Anti-sortilin monoclonal antibody	Alzheimer’s disease	Phase II
GSK3862995	Anti-interleukin 33 (IL33) antibody	Chronic obstructive pulmonary disease (COPD)	Phase I
GSK4347859	Interferon pathway modulator	Systemic lupus erythematosus	Phase I

Brand names appearing in italics are trade marks owned by or licensed to the GSK group of companies.
(1)In Phase II/III study.
(2)In Phase I/II study
(3)GSK has an exclusive global license option to co-develop and commercialise the candidate.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Pipelines, products and intellectual property continued Pharmaceuticals and Vaccines product development pipeline continued

Achieved regulatory review milestones
Compound	Mechanism of Action/Vaccine Type	Indication	Phase	MAA	NDA/BLA
Respiratory Immunology and Inflammation continued
GSK4527363	B-cell modulator	Systemic lupus erythematosus	Phase I
GSK4528287†	Anti IL23-IL18 bispecific antibody	Inflammatory bowel disease	Phase I
GSK4771261	Monoclonal antibody against novel kidney target	Autosomal dominant polycystic kidney disease	Phase I
GSK5926371†	Anti CD19-CD20-CD3 trispecific antibody	Autoimmune disease	Phase I
GSK6582701†	PDE3/4 inhibitor	Chronic obstructive pulmonary disease (COPD)	Phase I
GSK6759821†	siRNA for novel target	Chronic obstructive pulmonary disease (COPD)	Phase I

Oncology
Blenrep (belantamab mafodotin)†	ADC targeting B-cell maturation antigen	2L+ Multiple myeloma combination with Pomalyst and dexamethasone	Approved	A: 2Q25	A: 3Q25 (3L)
		2L+ Multiple myeloma combination with Velcade and dexamethasone	Approved	A: 2Q25
		1L Multiple myeloma combination with Revlimid and dexamethasone	Phase III
		Newly diagnosed amyloid light chain amyloidosis	Phase II
		1L Multiple myeloma combination with Velcade, Revlimid and dexamethasone	Phase I
Jemperli (dostarlimab)†	Anti-programmed cell death protein 1 receptor (PD-1) antibody	Peri-operative dMMR/MSI-H colon cancer	Phase III
		Unresected head and neck squamous cell carcinoma	Phase III
		1L Endometrial cancer	Phase III
		Neoadjuvant dMMR/MSI-H rectal cancer	Phase II
		Previously untreated MMRp/MSS colon cancer	Phase II
risvutatug rezetecan†	ADC targeting B7-H3	Extensive-stage small-cell lung cancer	Phase III
		PanGI	Phase I(2)
		Solid tumours	Phase I(2)
velzatinib†	KIT inhibitor	Gastrointestinal stromal tumours (GIST)	Phase III
Zejula (niraparib)†	Poly (ADP-ribose) polymerase (PARP) 1/2 inhibitor	Newly diagnosed glioblastoma multiforme	Phase III
Ojjaara/Omjjara (momelotinib)†	JAK1, JAK2 and ACVR1 inhibitor	Myelodysplastic syndrome	Phase II
		Myelofibrosis	Phase II
belantamab	B-cell maturation antigen binder	Multiple myeloma	Phase I
GSK5458514†	PSMAxCD3 T-cell engager	Prostate cancer	Phase I(2)
GSK5460025	Nucleotide excision repair targeting agent	Solid tumours	Phase I(2)
mocertatug rezetecan†	ADC targeting B7-H4	Gynaecologic malignancies	Phase I
		Gynaecologic malignancies combination with anti cancer therapies	Phase I
XMT-2056 (wholly owned by Mersana Therapeutics)†(3)	STING agonist ADC	Cancer	Phase I

Brand names appearing in italics are trade marks owned by or licensed to the GSK group of companies.
(1)In Phase II/III study.
(2)In Phase I/II study
(3)GSK has an exclusive global license option to co-develop and commercialise the candidate.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Pipelines, products and intellectual property continued Pharmaceuticals and Vaccines product development pipeline continued

HIV^
cabotegravir	HIV integrase inhibitor	HIV treatment	Phase II
VH3810109†	HIV broadly neutralising antibody	HIV treatment	Phase II
VH4011499	HIV capsid protein inhibitor	HIV treatment	Phase II
VH4524184†	HIV integrase inhibitor	HIV treatment	Phase II
VH4527079	HIV entry inhibitor	HIV treatment	Phase I

Infectious Diseases
Arexvy (RSV vaccine)†	Recombinant protein, adjuvanted vaccine	Respiratory syncytial virus prophylaxis, adults 18-49 years of age at increased risk	Approved	A: 1Q26	S: 2Q25
Bluejpa (gepotidacin)†	Triazaacenaphthylene bacterial type II topoisomerase inhibitor	Uncomplicated urinary tract infection (uUTI)	Approved		A: 1Q25
		Urogenital gonorrhoea (GC)	Approved		A: 4Q25
Penmenvy (Men ABCWY 1st Gen)	Recombinant protein, outer membrane vesicle, glycoconjugate vaccine	MenABCWY, 1st Gen	Approved		A: 1Q25
tebipenem pivoxil†	Antibacterial carbapenem	Complicated urinary tract infection (cUTI)	Registration		S: 4Q25
bepirovirsen†	HBV antisense oligonucleotide	Chronic hepatitis B virus infection	Phase III
		Human immunodeficiency virus (HIV)/hepatitis B virus (HBV) co-infection	Phase II
Bexsero vaccine	Recombinant protein and outer membrane vesicle vaccine	Meningitis B (infants US)	Phase III
Varicella new seed†	Live, attenuated vaccine	Varicella	Phase III
alpibectir†	Ethionamide booster	Tuberculosis	Phase II
ganfeborole†	Leucyl t-RNA synthetase inhibitor	Tuberculosis	Phase II
iNTS (S. typhimurium + S. enteritidis + S.typhi)†	Bivalent Generalized Modules for Membrane Antigens (GMMA) vaccine and typhoid conjugate vaccine (TCV)	Invasive non-typhoidal salmonella and typhoid fever	Phase II
mRNA Seasonal Flu†	mRNA vaccine	Seasonal flu	Phase II
mRNA COVID-19†	mRNA vaccine	COVID-19	Phase II
Measles, mumps, rubella & varicella new seed	Live, attenuated vaccine	Measles, mumps, rubella, and varicella	Phase II
Urinary tract infection (UTI)	Adjuvanted recombinant subunit vaccine	Urinary tract infection (UTI)	Phase II(2)
mRNA Flu H5N1 pre- pandemic†	mRNA vaccine	Influenza A virus H5N1	Phase II(2)
daplusiran + tomligisiran†	Hepatitis B virus-targeted siRNA sequential combination	Chronic hepatitis B virus infection	Phase II
GSK3772701†	P. falciparum whole cell inhibitor	Malaria	Phase I
GSK3882347†	FimH antagonist	Uncomplicated urinary tract infection (uUTI)	Phase I
GSK3923868	PI4K beta inhibitor	Rhinovirus disease	Phase I
GSK3965193	PAPD5/PAPD7 inhibitor	Chronic hepatitis B virus infection	Phase I
GSK4024484†	P. falciparum whole cell inhibitor	Malaria	Phase I
GSK4424989†	Recombinant/glycoconjugate vaccine	Group A streptococcal infections	Phase I
GSK5251738†	TLR8 agonist	Chronic hepatitis B virus infection	Phase I
Pneumococcal 30+ valent - adults†	MAPS Pneumococcal 30+ valent adults	Pneumococcal disease	Phase I
mRNA Seasonal Flu/ COVID-19†	mRNA vaccine	Seasonal flu and COVID-19	Phase I(2)
Brand names appearing in italics are trade marks owned by or licensed to the GSK group of companies.
(1)In Phase II/III study.
(2)In Phase I/II study
(3)GSK has an exclusive global license option to co-develop and commercialise the candidate.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Pipelines, products and intellectual property continued

Pharmaceutical products and intellectual property

Patent expiry dates[1]
Products	Compounds	Indication(s)	US	EU
Specialty Medicines and Intellectual Property
HIV
Apretude	cabotegravir	HIV prevention	2031 2026-2031	2031 2031
Cabenuva/Vocabria + Rekambys	cabotegravir, rilpivirine	HIV/AIDS	2031 2026-2038	2031 2031
Rukobia	fostemsavir	HIV/AIDS	2029 2027	expired 2034
Dovato	dolutegravir, lamivudine	HIV/AIDS	2028 2030-2031	2029 2029-2034*
Juluca	dolutegravir, rilpivirine	HIV/AIDS	2028 2030-2038	2029 2026-2030
Triumeq	dolutegravir, lamivudine and abacavir	HIV/AIDS	2028 2030	2029 2029
Tivicay	dolutegravir	HIV/AIDS	2028 2030	2029 2029
Respiratory/Immunology
Exdensur	depemokimab	Severe Asthma	2039* 2039	2038 2041
Benlysta, Benlysta (SC and IV)	belimumab	Systemic lupus erythematosus, lupus nephritis	expired 2029- 2035	2026 2035
Nucala	mepolizumab	Asthma, CRSwNP, EGPA, HES	2029-2036	2028- 2036
Oncology
Blenrep	belantamab mafodotin	Relapsed/refractory multiple myeloma	2034* 2032-2038	2032
Jemperli	dostarlimab	dMMR/MSI-H recurrent/ advanced endometrial cancer, dMMR solid tumours	2035* 2034-2038	2036 2038
Ojjaara/Omjjara	momelotinib	Myelofibrosis in patients with anaemia	2035* 2035-2040	2028 2039
Zejula	niraparib	Ovarian cancer	2031 2027-2039	2032 2029-2037
Pandemic
Xevudy	sotrovimab	Early treatment of COVID-19	2041 2041	2041

General Medicines and Intellectual Property
Blujepa	gepotidacin	Uncomplicated UTI, Uncomplicated Gonorrhoea	2034* 2035	2028 2035-2040
Anoro Ellipta	umeclidinium bromide/vilanterol trifenatate	COPD	2027 2027-2031	2029 2026-2030
Flixotide/Flovent	fluticasone propionate	Asthma	2026	expired
Relvar/Breo Ellipta	fluticasone furoate/vilanterol trifenatate	Asthma, COPD	expired 2027-2031	2028 2026-2029
Seretide/Advair	salmeterol xinafoate/fluticasone propionate	Asthma, COPD	2026	expired
Trelegy Ellipta	fluticasone furoate/vilanterol trifenatate/ umeclidinium bromide	COPD, asthma	2027 2027-2031	2029 2026-2032
Ventolin	salbutamol sulphate	Asthma, COPD	2026	expired
(1)Patent expiry dates (which include patent applications for which a notice of allowance has been received) in normal text relate to the latest expiring new molecular entity patents in the relevant territory. Patent expiry dates in italics relate to other patents. Where appropriate, unless otherwise indicated all patent expiry dates include granted Patent Term Extensions in the US, granted Supplementary Protection Certificates in EU, and Paediatric Exclusivity
periods. Additional exclusivities (for example regulatory data protection) may exist but are not listed in the table.  (* = date includes pending PTE in US or
SPC in EU)

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Pipelines, products and intellectual property continued

Vaccines and Intellectual Property

			Patent expiry dates[1]
Products	Compounds	Indication(s)	US	EU
Arexvy	respiratory syncytial virus vaccine	Respiratory syncytial virus vaccination	2030	2032
Bexsero	meningococcal group-B vaccine	Meningitis group B prophylaxis	2027	2028
Boostrix	diphtheria, tetanus, acellular pertussis	Diphtheria, tetanus, acellular Pertussis booster vaccination	expired	expired
Infanrix/Pediarix	diphtheria, tetanus, pertussis, polio, hepatitis B, Haemophilus influenzae type B (EU)	Prophylaxis against diphtheria, tetanus, pertussis, polio, hepatitis B, Haemophilus influenzae type B (EU)	expired	expired
Cervarix	HPV 16 & 18 virus like particles (VLPs), AS04 adjuvant (MPL + aluminium hydroxide)	Human papilloma virus type 16 and 18	Not marketed in US	expired
Fluarix	split inactivated influenza antigens (2 virus subtypes A and 2 subtype B)	Seasonal influenza prophylaxis	expired	expired
FluLaval	split inactivated influenza antigens (2 virus subtypes A and 2 subtype B)	Seasonal influenza prophylaxis	expired	expired
Menveo	meningococcal group A, C, W-135 and Y conjugate vaccine	Meningitis group A, C, W-135 and Y prophylaxis	expired	expired
Penmenvy	meningococcal group B proteins + meningococcal group A, C, W-135 and Y conjugates	Meningitis group A, B, C, W-135 and Y prophylaxis	2030	2028
Priorix, Priorix Tetra, Varilrix	live attenuated MMR, Varicella and MMRV vaccines	Measles, mumps, rubella and chickenpox prophylaxis	expired	expired
Rotarix	human rotavirus RIX4414 strain	Rotavirus prophylaxis	expired	expired
Synflorix	conjugated pneumococcal polysaccharide	Prophylaxis against invasive disease, pneumonia, acute otitis media	Not marketed in US	2026
Shingrix	zoster vaccine recombinant, adjuvanted	Herpes zoster (shingles)	2029	2031
(1)Patent expiry dates in normal text relate to the latest expiring new molecular entity patents in the relevant territory. Where appropriate, unless otherwise indicated all patent expiry dates include granted Patent Term Extensions in the US, granted Supplementary Protection Certificates in EU, and Paediatric
Exclusivity periods. Additional exclusivities (for example regulatory data protection) may exist but are not listed in the table.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Risk Factors
We outline below the principal risks and uncertainties
relevant to our business, financial condition and operations that may affect our performance and ability to achieve our
objectives. These are the risks that we believe could cause
our actual results to differ materially from expected and
historical results.
We must comply with a broad range of laws and
regulations which apply to the research and development
(R&D), manufacturing, testing, approval, distribution, sales and marketing of pharmaceutical and vaccine products.
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
Detail on the status and various uncertainties in our
significant unresolved disputes and potential litigation is
set out in Note 46. ‘Legal proceedings’ on page 248.

Patient safety
Risk definition
The risk that GSK, including our third parties, fails to
appropriately collect, assess, follow up, or report human safety information, including adverse events, from all potential
sources or that GSK potentially fails to appropriately act on any relevant findings that may affect the benefit-risk profile of a medicine or vaccine in a timely manner.
Risk impact
We will not tolerate an unfavourable benefit-to-risk profile for patients who use our products. The most important
consequence of ineffective pharmacovigilance is the potential for harm to patients. We maintain stringent procedures for
managing human safety information, conducting timely safety
signal detection and ensuring appropriate measures are in
place to manage risks to patients. We are dedicated to
adhering fully to pharmacovigilance and other relevant
regulations globally. Failure to comply could lead to inspection findings, regulatory scrutiny, civil or criminal sanctions and either temporary or permanent revocation of product
marketing authorisation. We regularly review and respond to all patient safety risks to limit the potential for reputational damage, loss of trust from patients and healthcare providers, product-related litigation, and reduced shareholder
confidence.
Information sources which are not based on robust scientific research, including publications, media coverage, social
media and AI tools have increased. This could lead to more
critical reports related to our products. Such information and reports, as well as poor management of patient safety risks
generally, could lead to harm to our reputation, reduced trust from patients and healthcare providers, a decline in
shareholder confidence, as well as increased regulatory
scrutiny. It could also increase the number of product-related legal cases, including class-action lawsuits, which we and our industry encounter.
Context
We are accountable for protecting patients and participants in clinical trials from harm, whether they are receiving our
marketed medicines and vaccines or ones that are in
development. An unforeseen event that unfavourably shifts the benefit-to-risk profile is unlikely but cannot be fully discounted.
We cannot predict all circumstances impacting safety and
efficacy that could result in harm to patients, regulatory action or litigation. We operate in a complex and restrictive
pharmacovigilance regulatory environment, complicated by
differing requirements among regulatory agencies. In some
instances, regulatory agencies take decisions on the safety of medicines and vaccines based on externally available data
that may not be accessible to the marketing authorisation
holder. This could hinder our ability to make prompt decisions and take appropriate action in relation to the safety of our products, or to confirm or refute conclusions asserted by
external parties. This issue could extend to next-generation digital health data held by tech companies or other data
custodians, which may be inaccessible to our industry and/or regulatory agencies.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Risk Factors continued

Product quality
Risk definition
The risk that GSK or its third parties potentially fail to ensure appropriate controls and governance of quality for
development and commercial products are in place;
compliance with industry practices and regulations in
manufacturing and distribution activities; and terms of GSK
product licenses and supporting regulatory activities are met.
Risk impact
A failure to ensure product quality could have implications for patient safety; cause product launch delays, drug shortages or product recalls; and have regulatory, legal, and financial
consequences. These could materially and adversely affect
GSK’s reputation and financial results.
Context
The external environment for product quality remains
challenging, shaped by geopolitical instability; economic
volatility driven by new trade policies; an increased focus on inspections throughout the supply chain; the accelerating
integration of AI and other technologies; and new and evolving legislation and regulatory guidance. Combined, these factors create a broad spectrum of challenges for our global sites and teams. The threat of cyber-attacks and data breaches across
the industry could risk the integrity of product quality data.
Attracting and retaining key specialised skills to deliver
product quality and digital innovation is challenging in a highly competitive environment.

Pipeline delivery
Risk definition
The risk that GSK fails or has delays in the delivery of our pipeline of new medicines, vaccines or other products.
Risk impact
If we do not maintain strong controls and governance over
pipeline delivery risk, we may face delays in launching new
products. This could limit our ability to bring new medicines and vaccines to patients. It may also harm our reputation,
affect our financial results, and hinder our progress toward our strategy.
Context
Advancing new products and expanding uses for existing
medicines and vaccines is essential to our strategy. However, pipeline delivery faces growing risks from complex regulations, shifting pricing and access pressures, increased scrutiny from payers (e.g., insurance companies, governments, pharmacy
benefit managers, and patients), and expectations around
responsible business conduct. Rapid changes in healthcare
needs, competitive dynamics, and scientific advances add
further uncertainty and cost to bringing innovative therapies to market. To address these external challenges, it is essential to continually replenish the pipeline. The pharmaceutical and
vaccine landscape is also shaped by frequent shifts in patient expectations and competition, with loss of exclusivity and
market erosion amplifying risks. Regulatory changes and
payer demands can significantly affect the speed and success of product launches. Moreover, the development and
regulatory approval of new products may be delayed due to
limits on relevant authorities’ budgets.
Scientific and technological advances are rapidly changing
how medicines and vaccines are developed and delivered.
Close collaboration between the biopharma sector and
government agencies is crucial for building regulatory
frameworks that support innovation, trust and transparency in light of rapid technological progress. As we invest in data-
driven technologies, including AI and advanced platforms to
improve R&D speed and effectiveness, we also recognise that
these are newly emerging technologies and therefore may
require some experimentation, time and effort before full
impact is realised.
Adopting new technologies and forming strategic partnerships are essential for improving R&D efficiency and pipeline
delivery. Securing external innovation through licensing,
mergers, and acquisitions is also vital for accessing advanced technologies and promising drug candidates. However,
competition among companies for the most attractive
opportunities continues to intensify, which may hinder our
ability to secure external assets that support pipeline delivery.
Furthermore, there is a risk that we could misjudge the risks or value of business development transactions based on the
information available at the time, potentially affecting our pipeline growth, operational performance, or financial
outcomes.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Risk Factors continued

Financial controls and reporting
Risk definition
The risk that GSK fails to comply with current tax laws; fails to report accurate financial information in compliance with
accounting standards and applicable legislation; or incurs
significant losses due to treasury activities.
Risk impact
Non-compliance with financial, ESG or disclosure
requirements, or deficiencies in internal controls during finance transformation and digital integration, could result in regulatory action, litigation and reputational harm and could materially and adversely affect our financial results. Transitional risks from system upgrades and acquisitions, combined with gaps
in compliance culture, policy engagement or working capital
management, increase the potential for fraud, error or
inefficiency. Failures in safeguarding critical systems,
managing third-party and banking dependencies, or
overseeing data and AI risks could further lead to operational disruption, financial loss, and loss of stakeholder confidence.
Context
Externally, geopolitical tensions, economic uncertainty, stricter regulatory requirements, climate disruption and rapid
technological change all drive higher scrutiny and operational complexity. Social expectations for transparency, ethical
conduct and ESG disclosure continue to rise, reinforcing the link to reputational and compliance risks. Internally, large-scale transformation programmes – including SAP Enterprise
Resource Planning evolution, acquisitions and digital initiatives
– create interdependencies with third parties, offshore partners and banking counterparties. These connections heighten
exposure to data, cyber and AI risks, while making
governance, resilience and effective controls central to
sustaining our financial integrity and long-term strategic
objectives. The shift towards automation and technology-
driven processes creates both efficiency and opportunities
and risks from skills gaps, inadequate controls and evolving compliance expectations.

Legal matters
Risk definition
The risk that GSK or our third parties potentially fail to comply with certain legal requirements for the development and
management of our pipeline, supply and commercialisation of
our products and operation of business, and specifically in
relation to requirements for competition law, anti-bribery and corruption, outgoing fraud, and sanctions. Any failure to meet compliance and legal standards for these particular areas
could lead to increasing scrutiny and enforcement from
government agencies.
Risk impact
Failure to mitigate this risk could subject GSK and associated persons to governmental investigation, regulatory action, and civil and criminal liability. It may hinder our ability to supply products under certain government contracts. Moreover,
failure to manage legal risk could have substantial implications for our reputation and the reputation of our senior leadership. It could undermine investor confidence in our governance, risk
management and future performance, and negatively affect
share performance. It could result in substantial financial
penalties and the imposition of additional reporting obligations.
Context
The general landscape for anti-bribery and corruption,
outgoing fraud, competitive practices, and sanctions and
export controls continues to be challenging, with increased
scrutiny from government agencies. Authorities in the US and
UK are committed to investigating corporate fraud, particularly where there is a significant impact on the public. We have
observed evolving trends in relation to sanctions, where
penalties for violations which were previously imposed, mainly on large international banks, are now also imposed on
companies across various industries. The financial penalties in these cases are often substantial.
Competition law is increasingly being used to tackle perceived issues affecting access to medicine, pricing and acquisitions.
The US has amended its merger control regime, with the new
guidelines and notification form having the potential to
heighten regulatory burdens, costs and uncertainties.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Risk Factors continued

Commercial practices
Risk definition
The risk that GSK or our third parties facing increased
pricing, access and competitive pressures potentially
engage in commercial activities that fail to comply with
laws, regulations, industry codes, and internal controls and requirements.
Risk impact
Failure to comply with: the letter and spirit of laws; industry regulations, including with respect to legitimate and
transparent transfers of value, pricing, trade channel activities and business tendering; or requirements related to sales and promotion of medicines and vaccines and proper interactions
with healthcare professionals (HCPs), healthcare
organisations, and patients, may hinder our ability to achieve our strategic goals and long-term priorities.
Such failures could also limit understanding of our products’
risks and benefits, leading to suboptimal patient care, and
expose us to investigations, legal actions, and criminal and/or financial penalties. Practices misaligned with our culture may harm our reputation and weaken stakeholder trust.
Context
The biopharma industry operates under significant regulation and is highly competitive. To meet our strategic objectives, we need to develop commercially viable new products, maintain
reliable supply, and expand the uses for current products to meet the needs of patients, consumers, HCPs and payers.
The external environment continues to present a range of
challenges. For example, in the US, there is increased
oversight and enforcement of laws governing direct to
consumer (DTC) pharmaceutical advertising, and increased
scrutiny on the use of social media influencers, and DTC
telehealth companies. Geopolitical events in key markets,
inflationary trends and restricted customer access are further adding to this complexity.
The introduction of new products or indications involves
inherent financial uncertainty. Product development is an
expensive, protracted and unpredictable process, with the
possibility of setback at any stage. Even after successful
development, we can encounter challenges in launching the
product, as competitor offerings and pricing strategies may
affect our market competitiveness. We promote product
innovation through dedicated efforts in both in-person and
virtual engagement, maintaining a consistent focus on patient needs. Upon obtaining approval for a medicine or vaccine, we are committed to responsibly providing essential information to the healthcare community, always adhering to legal, ethical
and professional standards.
Appropriate product promotion aims to provide HCPs with
necessary information, ensure patients and consumers have
access to relevant facts about medicines and vaccines, and
support the lawful and compliant prescription,
recommendation and use of products in healthcare settings.

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
requirements.
Risk impact
Without controls in place, we are exposed to the risk of
real, perceived or disguised promotion, including off-label
and prior authorisation promotion. This could lead to
reputational damage, competitor complaints, audits from
self-governing bodies, or regulatory inspections with
subsequent corrective actions or civil litigation. Such
events would be likely to increase costs, cause delays and
distract from launches.
We must fully and appropriately engage externally to bring
patient benefit, and to advance science and innovation,
while delivering our strategy. Otherwise, we risk reducing
the trust of the public, patients, HCPs, payers, regulators
and governments.
Context
Digital and technology tools continue to advance, furthering the use of multiple channels and platforms to engage HCPs
and patients. We engage externally in complex and dynamic
disease areas and treatments.
Our scientific and patient engagement activities are non-
promotional and directed at external stakeholders such as
HCPs, patients and payers. Our engagements aim to improve
patient care through the exchange or provision of knowledge
on the use of our products and related diseases.
We expect our activities to be scientifically sound and
accurate, conducted ethically and transparently, and
compliant with applicable codes, laws and regulations. There are many industry and local codes and laws and other
regulations that apply, including in the areas of privacy, data integrity and pharmacovigilance.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Risk Factors continued

Data ethics and privacy
Risk definition
The risk that GSK or our third parties potentially fail to ethically collect; use, re-use through AI, data analytics or automation, secure, share and destroy personal information in accordance with laws, regulations, and internal controls and requirements.
Risk impact
We face increasing exposure to data ethics and privacy risks due to a rapidly evolving and fragmented global regulatory
landscape. Non-compliance, whether by GSK or third parties,
could result in legal proceedings, regulatory fines, operational restrictions, reputational damage and erosion of trust with
stakeholders. Strengthened enforcement powers of data
protection authorities, combined with new national laws
enabling collective legal actions and stricter rules on data localisation and cross-border transfers, pose additional
challenges.
Context
The EU General Data Protection Regulation (GDPR) remains
the global standard, influencing laws worldwide, while
emerging regulations increasingly address national security
concerns tied to technologies like foreign government
surveillance. Privacy regulators' approaches differ globally, creating challenges for organisations that are seeking to
implement a harmonised global privacy programme. Privacy
regulators continue to enforce compliance with privacy laws
rigorously. The growing emphasis on data sovereignty has led countries to mandate local storage of personal information and impose stringent restrictions on cross-border data transfers, along with stricter controls around individual consent
requirements.

Research practices
Risk definition
The risk that GSK or our third parties potentially fail to
adequately conduct ethical and credible pre-clinical and
clinical research, collaborate in research activities compliant with laws, regulations, and internal controls and requirements.
Risk impact
The potential impacts of this risk include harm to human
subjects, reputational damage, failure to secure regulatory
approvals for our products; governmental investigation; legal actions by governmental and private entities (including
product liability suits and claims for damages); revenue loss due to inadequate patent protection or inability to supply our products; and regulatory action such as fines, penalties, or loss of product authorisation. Poor data integrity and
governance could compromise our R&D efforts and negatively
impact our reputation. Any of these could severely impact our financial results and erode trust among patients.
Context
The external Research Practices risk exposure is increasing.
Geopolitical tensions are becoming increasingly unpredictable and present new challenges to our industry as we contend
with not only industry-specific regulations, but broader
requirements related to national security and data sovereignty that may disrupt R&D. Rapid technological expansion
particularly in the areas of AI and automation, present
opportunities but also exert significant competitive pressure in the context of a disparate and evolving ethical, legal, and
regulatory landscape.
We are continually strengthening our resilience, adaptability and forward planning to navigate the risks associated with
Research Practices. By proactively implementing and refining a robust internal control framework, we strive to maintain a stable and secure internal risk environment.
Human research is critical to assessing and demonstrating the safety and efficacy of our investigational products, discovering new products and for further evaluating our products post-
approval. This research includes clinical trials involving both healthy volunteers and patients, and it adheres to stringent regulations and the highest ethical, medical and scientific
standards. Our clinical trials reflect the populations affected by the diseases we are aiming to address. We are committed to
ensuring we recruit participants to our clinical trials in line with the epidemiology of the diseases in question and we ensure
that the patients and people enrolled in our clinical trials represent the real-world patient/people population affected by the disease under study and that will use our medicines and
vaccines. We are committed to transparency and disclose the
results of our human research externally, regardless of whether they cast our products in a positive or negative light, to ensure that the scientific community can benefit from our findings.
Our work with individual human data and human biological
samples is crucial to the discovery, development, and safety monitoring of our products. We are committed to managing
these in accordance with informed consent provided by the
individuals from whom the data and samples were collected,
as well as the relevant laws, regulations, and ethical principles.
Data is pivotal to our R&D strategy; we apply robust and fit-for-
purpose data governance principles and comply with relevant
laws, regulations and contractual obligations in alignment with our values and culture across data ethics, privacy, information and cyber security, and data integrity.
Research involving animals can raise ethical concerns. In
many cases, however, it is the only way to investigate the
effects of a potential new medicine or vaccine in a living body other than in humans. Animal research provides critical
information about the causes and mechanisms of diseases
and remains a small but vital part of our research. We
continually seek ways in which we can minimise or find
alternatives to the use of animals in research, development
and testing, while complying with regulatory requirements. We reduce the impact on the animals we use by following our
“3Rs” strategy of replacement, reduction and refinement,
which is a science-led, ethical framework that guides our work with animals.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Risk Factors continued
Biological materials are required for the discovery, R&D of our assets. We are committed to conducting research in
compliance with the terms and conditions of licenses,
agreements or authorisations under which we acquire, use or
transfer biological materials and technologies. Through the
Convention on Biological Diversity (CBD) and the Nagoya
Protocol, the international community has established a global framework regulating access to, and use of, genetic resources of non-human origin in research and development. We support
the equitable access and fairness principles of access and
benefit sharing outlined in the CBD and the Nagoya Protocol.
We also recognise the importance of appropriate, effective
and proportionate implementation measures at national and
regional levels.
Our R&D success is enabled by collaborations with academic
institutions, biotechnology innovators, Contract Research
Organizations and other third parties. These relationships
expand our scientific reach and business development
opportunities but may also expose us to compliance, data
security and reputational risks as well as requiring increased resource to ensure adequate third-party oversight.

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
Risk impact
Failure to manage EHS risks could result in significant harm to people; the environment and the communities in which we
operate; fines; inability to meet stakeholder expectations and regulatory requirements; litigation or regulatory action; and
damage to the company’s reputation. This could materially
and adversely affect our financial results.
Context
We are subject to the health, safety and environmental laws of various jurisdictions. These laws impose duties to protect
people, the environment and the communities in which we
operate. Regulations continue to arise and evolve, notably new sustainability directives from the EU and Canada, and globally evolving Per- and polyfluoroalkyl substances (PFAS)
regulations. We are committed to proactively addressing
ongoing changes; strengthening our EHS risk management
processes; and further developing the capabilities of our
leaders.

Information and cyber security
Risk definition
The risk that GSK or our third parties fail to ensure appropriate controls and governance to identify, protect, detect, respond, and recover from cyber security incidents in accordance with applicable laws, regulations, industry standards, internal
controls, and requirements.
Risk impact
Failure to adequately protect our information and systems
against cyber security threats may cause harm to our patients, people and customers, disruption to our business and/or loss of commercial or strategic advantage, regulatory sanction, or damage to our reputation.
Context
The external landscape remains challenging, with increasing
geopolitical tensions, digital nationalism and the growing
complexity and frequency of cyberattacks. Emerging cyber
security regulations and privacy laws, combined with the
anonymity enabled by cryptocurrencies and the dark web, are
adding further layers of complexity. As a global business
dependent on a highly interconnected information network, we recognise that our systems and data are targets for cyber
threats, as are those of other companies. Our drive to enhance pipeline innovation, performance and productivity through
advanced technologies like digital tools, data analytics, AI/ML and cloud computing demands continuous improvement in our
cyber security measures and defences. We depend on
external contractors, partners and suppliers, who face similar cyber security risks, reinforcing the importance of collaboration and vigilance across our ecosystem.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

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
–Product shortages and product recalls.
–Regulatory intervention.
–Reputational harm.
–Lost sales revenue.
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
Our complex end-to-end supply chains often involve third-
party suppliers, active pharmaceutical ingredients (API)
manufacturers, raw material suppliers and third party logistics service providers. We rely on strategic partnerships with a
small number of contract manufacturing organisations.
We continue to operate our global supply chains in a rapidly changing geopolitical environment. There is a global trend
towards nationalism which is driving regional and market-
driven supply strategy.
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
Risk impact
Failure to mitigate this risk could impact our people and
adversely impact our operations and ability to deliver on our strategy.
Context
Developing and maintaining a skilled and talented workforce
with the right capabilities to address our strategic goals
impacts our ability to deliver on long-term strategic objectives.
This drives an increasing need for robust skills and capabilities planning. Significant advances in science and technology,
especially AI, mean that the skills and capabilities needed for jobs across the pharmaceutical and healthcare industries are rapidly evolving. This requires evaluation of how to attract, integrate, incentivise and retain talent over time, as well as reskilling and developing our people’s capabilities internally.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Risk Factors continued

Geopolitical and regulatory environment
Risk definition
The risk that GSK fails to adapt to rising geopolitical and social tensions and changes in the regulatory and legislative
environment that may give rise to restrictive measures in
relation to the pharmaceutical and healthcare industry. These tensions, changes and measures include but are not limited to the following:
–Changes in governments.
–Increasing governmental protectionist measures.
–Sovereign risk, inflationary pressures including changes
in or limiting government spending and control of costs.
Mechanisms focused on healthcare reform, access and
pricing pressures. Aggressive trade, monetary and fiscal
policies from governments and central banks; tariffs and
trade restrictions on pharmaceutical products and active
pharmaceutical ingredients.
–Altered timing or requirements for approval and label
change processes, clearance of products or rescission
of prior approval decisions, government driven changes
that may deviate from standard procedures or scientific
data.
–Laws, regulations, investigations or legal actions, new or
amended legislative and regulatory proposals and
enactments.
–Acts of war, aggression or terrorism.
Risk impact
Geopolitical and social tensions, like changes in government, war, or terrorism, can directly and indirectly affect GSK and the pharmaceutical industry. Protectionist policies and new
regulations may make it harder for GSK to operate globally,
raise costs, and limit access to markets. Changes in
government spending, new laws, and actions by regulators
can affect how GSK prices and sells products, may increase
the cost and difficulty of getting products approved and
introduced to markets or adversely impact availability and
access of our products. Trade restrictions, tariffs, and strict economic policies can lead to recessions, higher living costs, and supply chain disruptions. All these factors can adversely affect GSK’s business performance, financial health, and
future prospects.
Context
Geopolitical and social tensions have prompted governments
to introduce or consider protectionist measures, such as tariffs and trade restrictions, which can disrupt supply chains and the production and delivery of pharmaceutical products. Although in December 2025 the UK and the US agreed to maintain a
zero tariff on pharmaceutical products manufactured in the UK for a three-year period, there can be no assurance that this arrangement will not be amended or changed in the future.
Sovereign risk and inflationary pressures, along with changes or limits in government spending and cost controls, can create financial instability and unpredictability in the pharmaceutical sector, affecting pricing, market access, and operational
costs. Regulatory changes, new laws, and government
policies—especially those affecting drug pricing and
reimbursement—are increasing across global markets.
Healthcare reforms and price controls in regions like the US,
UK, and EU are changing how drugs are prescribed,
purchased, and reimbursed. Changes to regulatory authorities’
timing or requirements for product approval, or rescission of previous approvals, can affect the ability to bring new
products to market. Aggressive economic policies and global
instability may also trigger recessions and raise costs, putting further pressure on product pricing and supply chains.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Risk Factors continued

Climate change
Risk definition
Failure in the management of:
–Physical climate and environmental risks;
–Current and future regulatory requirements for environmental compliance, disclosure and taxes;
–Delivery and performance of management environmental
objectives leading to:
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
–Changes to regulations governing the supply of high global
warming potential (GWP) substances by the EU and US
governments will restrict our ability to manufacture metered dose inhalers.
–Increasing levels of water stress could lead to interruptions to the supply of water to GSK and third-party supply sites.
–Increasing frequency and impact of extreme weather events
that could disrupt GSK and third-party supplier sites.
–Future regulatory policy responses to address climate
change could lead to the imposition of carbon taxes by
countries where we manufacture and source goods from
third parties.
–Failure to meet fast-evolving regulatory requirements on
disclosures and environmental compliance could lead to
regulatory actions or fines.
–Failure to meet changing stakeholder expectations, such as
increasing demands from health systems for low carbon
medicines and vaccines, could affect the demand for our
products, which may have an adverse impact on our
financial results, lead to a longer-term loss of trust and
undermine the credibility of the company.
Context
It is increasingly understood that the interconnected effects of climate change, nature loss, and the impact of both on society are influencing human health. Internal and external
expectations for companies to address their impact on the
environment are increasing, as are the effects of climate
change on operational resilience.
Regulations on environmental compliance, disclosure and
environmentally related taxation are rapidly evolving in
jurisdictions around the world, which requires increasing levels of disclosure and data assurance.
Our ability to meet our targets of reducing carbon emissions by 80% and 90% by 2030 and 2045 (in each case, from a
2020 baseline), respectively, is based on successful regulatory outcomes from the programme to redevelop our Ventolin
inhaler using a lower-carbon propellant.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Shareholder information

Share capital and control
Details of our issued share capital and the number of shares held in Treasury as at 31 December 2025 can be found in
Note 36 to the financial statements, ‘Share capital and share premium account’.
Our Ordinary Shares are listed on the London Stock Exchange
(LSE) and are also quoted on the New York Stock Exchange
(NYSE) in the form of American Depositary Shares (ADS).
Each ADS represents two Ordinary Shares. (For details of
listed debt refer to Note 29 to the financial statements, ‘Net debt’.)
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
Shares acquired through the Group’s employee share plans
rank equally with the other shares in issue and have no special rights. The trustees of our Employee Share Ownership Plan
Trusts have waived their rights to dividends on Ordinary
Shares and ADS held by those Trusts.
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
Interests in voting rights
Other than as stated below, as far as as the company is
aware, there are no persons with significant direct or indirect holdings in the company. Information provided to the company pursuant to the FCA's Disclosure Guidance and Transparency
Rules (DTR 5) is published on a Regulatory Information Service and on the company’s website at gsk.com.
The company has received notifications in accordance with
DTR 5 of the following notifiable interests in the voting rights in the company’s issued share capital:

	31 December 2025		25 February 2026
	No. of voting rights	Percentage of total voting rights(1)	No. of voting rights	Percentage of total voting rights(1)
BlackRock, Inc.	231,975,400(2)	5.69%	231,975,400(2)	5.69%
Dodge & Cox	253,464,108(3)	5.04%	253,464,108(3)	5.04%
(1)Percentage of total voting rights at the date of notification to the company.
(2)Comprising an indirect interest in 229,134,683 Ordinary Shares,
1,677,887 ADS and 1,162,830 financial instruments (CFDs).
(3)Comprising an indirect interest in 99,377,874 Ordinary Shares and
154,086,234 ADS.
Share buyback programme
The Board has been authorised by shareholders to issue and
allot Ordinary Shares under Article 9 of the company’s Articles of Association. The power under Article 9 and the authority for the company to make purchases of its own shares are subject
to annual shareholder authorities which are sought at our
Annual General Meeting (AGM). Any shares purchased by the
company may be cancelled, held as Treasury shares or used
to satisfy share options and grants under the Group's
employee share plans.
At the AGM in May 2025, the company was authorised to
purchase a maximum of 413,957,879 shares.
Our share buyback programme covers purchases of shares
for cancellation or to be held as Treasury shares. In
determining specific share repurchase levels, the company
considers the development of free cash flow during the year.
On 5 February 2025, the company announced its intention to
implement a £2 billion share buyback programme to be
completed over an 18 month period. The purpose of the
programme is to return excess capital to shareholders and
reduce the share capital of the company. The first tranche of the programme (of up to £0.7 billion) commenced on 24
February 2025 and completed on 3 June 2025. The second
tranche (of up to £0.45 billion) commenced on 4 June 2025
and completed on 18 September 2025 and the third tranche
(of up to £0.3 billion) commenced on 30 September 2025 and
completed on 19 December 2025. The fourth tranche (of up to
£0.45 billion) commenced on 17 February 2026.
In aggregate, the total number of shares purchased in the year ended 31 December 2025 under the programme was
92,949,186 with an aggregate nominal value of approximately
£29 million, which represented 2.15% of issued share capital as at 31 December 2025. The total consideration for the
purchase was £1,377 million, including transaction costs of £8 million.
Details of shares purchased, cancelled, held as Treasury
shares and subsequently transferred from Treasury to satisfy awards under the Group’s employee share plans are
disclosed in Note 36 to the financial statements, ‘Share capital and share premium account’.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Shareholder information continued Share capital and control continued
Market capitalisation
The market capitalisation of the company, based on shares in issue excluding Treasury shares, at 31 December 2025 was
£74.4 billion. At that date, GSK was the 8th largest company by market capitalisation in the FTSE index.

Share price	2025 £	2024 £	2023 £
At 1 January	13.62	14.80	14.51
At 31 December	18.26	13.47	14.50
Increase/(decrease)	36%	(9)%	(0.06)%
High during the year	18.33	18.13	15.36
Low during the year	12.64	13.00	13.16
The table above sets out middle market closing prices. The
company’s share price increased by 36% in 2025. This
compares with an increase in the FTSE 100 index of 21.5%
during the year. The middle market closing share price on 25
February 2026 was £22.14.
The trading symbol for GSK's Ordinary Shares of 31 ¼ pence
each on the LSE is GSK and the trading symbol for GSK's ADS
on the NYSE is GSK.
GSK share price trend in the three years
ended 31 December 2025
Nature of trading market
The following table sets out, for the periods indicated, the high and low middle market closing prices for the company’s Ordinary
Shares on the LSE and for the ADS on the NYSE.

		Ordinary Shares		ADS
Period	Dates	UK£ per share		US$ per share
		High	Low	High	Low
Month ended	February 2026*	22.67	19.25	61.21	52.47
Month ended	January 2026	19.01	17.88	51.61	47.65
Month ended	December 2025	18.33	17.83	49.29	47.19
Month ended	November 2025	18.25	17.57	48.41	46.11
Month ended	October 2025	17.83	16.15	46.94	43.24
Month ended	September 2025	15.75	14.43	43.16	38.96
Quarter ended	31 December 2025	18.33	16.14	49.29	43.24
Quarter ended	30 September 2025	15.75	13.44	43.16	36.20
Quarter ended	30 June 2025	15.50	12.64	42.49	33.60
Quarter ended	31 March 2025	15.59	12.94	40.39	32.08
Quarter ended	31 December 2024	15.22	13.00	40.30	33.35
Quarter ended	30 September 2024	16.71	14.98	44.26	38.21
Quarter ended	30 June 2024	18.13	15.26	45.78	38.50
Quarter ended	31 March 2024	17.11	14.80	43.58	37.51
Year ended	31 December 2023	15.21	13.82	37.56	34.17
Year ended	31 December 2022	14.92	13.20	37.92	30.00
Year ended	31 December 2021	16.19	13.80	44.44	38.13
* to 25 February 2026

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Shareholder information continued

Analysis of shareholdings at 31 December 2025

	Number of accounts	% of total accounts	% of total shares	Number of shares
Holding of shares
Up to 1,000	42,324	75.46	0.29	12,306,928
1,001 to 5,000	10,255	18.28	0.50	21,627,079
5,001 to 100,000	2,589	4.62	1.15	49,505,003
100,001 to 1,000,000	611	1.09	4.99	215,419,870
Over 1,000,000	311	0.55	93.07	4,016,586,146
	56,090	100.00	100.00	4,315,445,026
Held by
Institutional and corporate holders	2,619	4.67	71.75	3,096,136,250
Individuals and other corporate bodies	53,469	95.33	1.20	51,755,790
Guaranty Nominees Limited (ADR programme)	1	0.00	21.49	927,533,497
Held as Treasury shares by GSK	1	0.00	5.56	240,019,489
	56,090	100.00	100.00	4,315,445,026
JP Morgan Chase Bank NA is the Depositary for the company’s American Depositary Receipt (ADR) programme, which is managed by the Depositary. The company’s American Depositary Shares (ADSs) are listed on the NYSE. Ordinary Shares underlying the ADS are registered in the name of Guaranty Nominees Limited. At 25 February 2026, Guaranty Nominees Limited
held 909,622,927 Ordinary Shares representing 22.33% of issued share capital (excluding Treasury shares).
At 25 February 2026, the number of record holders of Ordinary Shares with addresses in the US was 862 with holdings of
1,081,484 Ordinary Shares, and the number of registered holders of ADSs was 13,313 with holdings of 452,769,404 ADSs.
Certain of these Ordinary Shares and ADSs were held by brokers or other nominees. As a result, the number of holders of record or registered holders with addresses in the US is not representative of the number of beneficial holders or of the residence of beneficial holders.

Dividends
The company pays dividends quarterly and continues to return cash to shareholders through its dividend policy. Dividends
remain an essential component of total shareholder return and
GSK recognises the importance of dividends to shareholders.
Since 2022, GSK has implemented a progressive dividend
policy guided by a 40% to 60% pay-out ratio through the
investment cycle. The dividend policy, the total expected cash distribution, and the respective dividend pay-out ratios for GSK remain unchanged.

Dividends per share
The table below sets out the dividend per share and per ADS
for the last five years. The dividend per ADS is translated into
US dollars at applicable exchange rates.

Year	pence	US$(1)
2025	66(2)	— (4)
2024	61	1.56
2023	58	1.47
2022	61.25(3)	2
2021	80	2.16
(1)An annual fee of $0.03 per ADS (or $0.0075 per ADS per quarter) is charged by the Depositary. The amounts shown are the dividends paid per ADS before the annual fee is charged.
(2)Dividends declared and paid in respect of 2025 were 16p per share for
Q1 2025, 16p per share for Q2 2025 and 16p per share for Q3 2025. A dividend of 18p per share has been declared for Q4 2025.
The expected dividend for 2026 is 70p per Ordinary Share.
Details of the dividends declared, the amounts and the
payment dates are given in Note 16 to the financial statements,
‘Dividends’.
2026 Dividend calendar

Quarter	Ex-dividend date	ADS Ex- dividend date	Record date	Payment date
Q4 2025	19 February 2026	20 February 2026	20 February 2026	9 April 2026
Q1 2026	14 May 2026	15 May 2026	15 May 2026	9 July 2026
Q2 2026	13 August 2026	14 August 2026	14 August 2026	8 October 2026
Q3 2026	12 November 2026	13 November 2026	13 November 2026	7 January 2027
Q4 2026	18 February 2027	19 February 2027	19 February 2027	8 April 2027
(3)Adjusted for the Share Consolidation (2022 only; prior years have not been adjusted).
(4)The Q4 2025 dividend receivable by ADS holders will be calculated based on the exchange rate on 7 April 2026. The cumulative dividend receivable by ADS holders for Q1, Q2 and Q3 2025 was $1.30.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Shareholder information continued

Financial calendar 2026

Event	Date
Quarter 1 results announcement	29 April 2026
Annual General Meeting	6 May 2026
Quarter 2 results announcement	29 July 2026
Quarter 3 results announcement	28 October 2026
Quarter 4 Results announcement	3 February 2027
Annual Report publication	February/March 2027
Annual Report distribution	March 2027
Information about the company, including the Ordinary Share
and ADS price, is available on our website at gsk.com.
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
Copies of previous Annual Reports are available on our
website. Printed copies can also be obtained from our registrar
(see page 283 for contact details).

Annual General Meeting 2026
Our Annual General Meeting (AGM) will be held at 2.30pm (UK
time) on Wednesday, 6 May 2026 at The London Marriott
Hotel, Grosvenor Square, London, W1K 6JP, United Kingdom
and will also be broadcast live for shareholders to join
electronically. The AGM is the company’s principal forum for communication with private shareholders. In addition to the
formal AGM business, there will be a presentation by the CEO on the performance of the Group and its future development.
There will be an opportunity for questions to be asked of the
Board and Chairs of the Board’s Committees will be available to take questions relating to their roles.
Further details on how to access the AGM electronically or
attend in person, ask questions and vote, can be found in the notice of Annual General Meeting 2026 (AGM Notice) which
will be made available on our website at gsk.com on or around
25 March 2026.
Investors holding shares through a nominee service should
arrange with that service for them to be appointed as a proxy in respect of their shareholding to attend and vote at the
meeting electronically.
ADS holders wishing to attend the meeting electronically
should refer to the AGM Notice for details on how to request a proxy appointment from the Depositary, JP Morgan Chase
Bank NA, see page 283 for contact details. This will enable
them to attend, ask questions and vote electronically on the business to be transacted at the meeting.
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

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Shareholder information continued

Tax information for shareholders
A summary of certain UK tax and US federal income tax
consequences for holders of Ordinary Shares and ADS who
are citizens of the UK or the US is set out below. It is not a complete analysis of all the possible tax consequences of the purchase, ownership or sale of these securities. It is intended only as a general guide. Holders are advised to consult their advisers with respect to the tax consequences of the
purchase, ownership or sale of their Ordinary Shares or ADS
and the consequences under state and local tax laws in the
US and the implications of the current UK/US tax conventions.
US holders of ADS generally will be treated as the owners of the underlying Ordinary Shares for the purposes of the current
UK/US double taxation conventions relating to income and
gains (Income Tax Convention), estate and gift taxes (Estate and Gift Tax Convention), and for the purposes of the Internal
Revenue Code of 1986, as amended.
UK shareholders
This summary only applies to a UK resident shareholder that
holds Ordinary Shares as capital assets.
Taxation of dividends
For the 2025/26 UK tax year, UK resident individuals are
entitled to a dividend tax allowance of up to £500, so that the first £500 of dividends received in a tax year will be free of tax.
Dividends in excess of this allowance will be taxed at 8.75%
for basic rate taxpayers, 33.75% for higher rate tax payers and
39.35% for additional rate taxpayers.
UK resident shareholders that are corporation taxpayers
should note that dividends payable on Ordinary Shares are
generally entitled to exemption from corporation tax.
Taxation of capital gains
UK resident shareholders may be liable for UK tax on gains on the disposal of Ordinary Shares or ADS.
For disposals by individuals in the 2025/2026 UK tax year, the taxable capital gain arising on a disposal of shares or ADS will be subject to capital gains tax at 18% to the extent the gain falls within the individual’s basic rate income tax band, and
24% to the extent that it falls above the basic rate band, if, after all allowable deductions, the individual's taxable income for the year exceeds the basic rate income tax banding. Note this applies following the use of any exemptions available to the individual taxpayer, such as the annual exempt amount.
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
Inheritance tax
Individual shareholders (whether or not they are UK-domiciled)
may be liable to UK inheritance tax on the transfer of Ordinary
Shares or ADS. Exposure to a UK inheritance tax charge
typically occurs on the death of the asset owner. However,
transfers of shares (other than commercial sales) within seven years of death remain relevant to any inheritance tax exposure at death. Further, transfers to a trust arrangement during
lifetime can give rise to an immediate inheritance tax charge.
Tax may be charged on the amount by which the value of the
shareholder’s estate is reduced as a result of any transfer by way of lifetime gift or other disposal at less than full market value. In the case of a bequest on death, tax may be charged on the value of the shares at the date of the shareholder’s
death. Where shareholders are exposed to UK inheritance tax
and the equivalent tax of another jurisdiction, professional advice should be sought in relation to the availability of any relief from double taxation.
The overall exposure to such tax will be dependent on the
specific circumstances of each situation. Bespoke advice
tailored to an individual’s personal circumstances should
therefore be obtained from a tax professional.
Stamp duty and stamp duty reserve tax
UK stamp duty and/or stamp duty reserve tax (SDRT) will,
subject to certain exemptions, be payable on the transfer of shares at a rate of 0.5% (rounded up to the nearest £5 in the case of stamp duty) of the consideration for the transfer.
Notwithstanding this, provided that an instrument is executed in pursuance of the agreement that gave rise to the charge to
SDRT and that instrument is stamped within six years of the
agreement (including being stamped as exempt), any SDRT
charge should be cancelled and any SDRT which has already
been paid will be repaid. Where listed shares are transferred to a company connected to the transferor the chargeable
consideration will be deemed to be not less than the market
value of the shares transferred.
US shareholders
This summary only applies to a shareholder (who is a citizen or resident of the US or a domestic corporation or a person that is otherwise subject to US federal income tax on a net income basis in respect of the Ordinary Shares or ADS) that holds
Ordinary Shares or ADS as capital assets, is not resident in the
UK for UK tax purposes and does not hold Ordinary Shares or
ADS for the purposes of a trade, profession or vocation that is carried on in the UK through a branch or agency.
The summary also does not address the tax treatment of
holders that are subject to special tax rules, such as banks, tax-exempt entities, insurance companies, dealers in securities or currencies, persons that hold Ordinary Shares or ADS as
part of an integrated investment (including a ‘straddle’)
comprised of an Ordinary Share or ADS and one or more other
positions, and persons that own (directly, indirectly or
constructively) 10% or more of the company’s stock (by vote
or value), nor does it address tax treatment that may be
applicable as a result of international income tax treaties.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Shareholder information continued
Taxation of dividends
The gross amount of dividends received is treated as foreign source dividend income for US tax purposes. It is not eligible for the dividend received deduction allowed to US
corporations. Dividends paid in sterling generally will be
includable in income in a US dollar amount calculated by
reference to the exchange rate in effect on the day the US
holder receives the dividends, in the case of Ordinary Shares, or the date the depositary receives the dividends, in the case of ADS. Subject to certain exceptions for short-term or hedged positions, an individual eligible US holder will be subject to US taxation at a maximum federal rate of 23.8% plus applicable
state and local tax in respect of qualified dividends. A qualified dividend as defined by the US Internal Revenue Service (IRS)
is a dividend that meets the following criteria:
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
Taxation of capital gains
Generally, US holders will not be subject to UK capital gains tax, but will be subject to US tax on capital gains realised on the sale or other disposal of Ordinary Shares or ADS. Such
gains will be long-term capital gains (subject to reduced rates of taxation for individual holders) if the Ordinary Shares or ADS were held for more than one year, from the date the Ordinary
Shares or ADS were vested/released. Short-term capital gains can be subject to taxation of rates of up to 40.8%, whereas
long-term capital gains may be subject to rates of up to 23.8%.
State and local tax rates on capital gains may also apply.
Information reporting and backup
withholding
Dividends and payments of the proceeds on a sale of Ordinary
Shares or ADS, paid within the US or through certain US-
related financial intermediaries, are subject to information reporting and may be subject to backup withholding unless
the US holder is a corporation or other exempt recipient or
provides a taxpayer identification number and certifies that no loss of exemption has occurred. Non-US holders generally are not subject to information reporting or backup withholding, but may be required to provide a certification of their non-US
status in connection with payments received. Any amounts
withheld will be allowed as a refund or credit against a holder’s
US federal income tax liability provided the required
information is furnished to the IRS.
Estate and gift taxes
Under the Estate and Gift Tax Convention, a US shareholder is not generally subject to UK inheritance tax. However, a US
holder may be subject to US federal estate and gift tax.
Stamp duty
UK stamp duty and/or SDRT will, subject to certain
exemptions, be payable on any transfer of Ordinary Shares to the ADS custodian or depositary at a rate of 1.5% of the
amount of any consideration provided (if transferred on sale), or their value (if transferred for no consideration).
However, no stamp duty or SDRT should be payable on the
transfer of, or agreement to transfer an ADS or on transfers within the clearance service. Notwithstanding the above,
where the clearance service operator has made an election
under s97A Finance Act 1986, broadly the 1.5% stamp duty/
SDRT charge should not arise on the transfer into the
clearance service, but transfers to, and within, the system
(where there is a change in beneficial ownership) would attract a 0.5% charge.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

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

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Additional information continued
(d)Dividends and distribution of assets
on liquidation
Subject to the provisions of the Articles and applicable
legislation, the Company in a general meeting may declare
dividends on the Ordinary Shares by ordinary resolution, but any such dividend may not exceed the amount recommended
by the Board.  If in their opinion the company’s financial
position justifies such payments, the directors may, as far as any applicable legislation allows, pay interim dividends on
shares of any class of such amounts and in respect of such
periods as they think fit.
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
(e)Share rights
Subject to any rights attached to existing shares, the company may issue (a) shares with such rights and restrictions as the company may by ordinary resolution decide or (if there is no such resolution or so far as it does not make specific provision)
as the Board may decide, and (b) redeemable shares, and the
Board may determine the terms, conditions and manner of
redemption of any redeemable share so issued. Such rights,
restrictions, terms and conditions shall apply to the relevant shares as if they were set out in the Articles.  Subject to the
Articles, any resolution passed by the shareholders and other shareholders’ rights, the Board may decide how to offer, allot, grant options over or otherwise deal with any shares in the
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
electronic platform or platforms that enables members to
participate in the meeting without physically attending (an
electronic general meeting).

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Additional information continued

Material contracts
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

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

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
$0.05 or less per ADS per calendar year (or portion thereof) for services performed by the Depositary in administering the
ADRs (which fee may be charged on a periodic basis during
each calendar year and shall be assessed against ADR
holders as of the record date or record dates set by the
Depositary during each calendar year and shall be payable at the sole discretion of the Depositary by billing such Holders or by deducting such charge from one or more cash dividends or
other cash distributions), and (v) a fee for the reimbursement of such fees, charges and expenses as are incurred by the
Depositary and/or any of its agents (including, without
limitation, the agent or agents of the Depositary (the
“Custodian”) and expenses incurred on behalf of ADR holders
in connection with compliance with foreign exchange control
regulations or any law or regulation relating to foreign
investment) in connection with the servicing of the ordinary shares or other Deposited Securities, the sale of securities
(including, without limitation, Deposited Securities), the
delivery of Deposited Securities or otherwise in connection
with the Depositary’s or its Custodian’s compliance with
applicable laws, rules or regulations (which fees and charges shall be assessed  on a proportionate basis against ADR
holders as of the record date or dates set by the Depositary and shall be payable at the sole discretion of the Depositary by billing such ADR holders or by deducting such charge from one or more cash dividends or other cash distributions).
GSK will pay other charges and out of pocket expenses of the
Depositary and any agent of the Depositary (except the
Custodian) as specified in written agreements from time to
time between GSK and the Depositary, except (i) stock
transfer or other taxes and other governmental charges (which are payable by ADR holders or persons depositing ordinary
shares), (ii) SWIFT, cable, telex and facsimile transmission and delivery charges incurred at the request of persons depositing, or ADR holders delivering, ordinary shares, ADRs or
Deposited Securities (which are payable by such persons or
ADR holders), (iii) transfer or registration fees for the
registration or transfer of Deposited Securities on any
applicable register in connection with the deposit or
withdrawal of Deposited Securities (which are payable by
persons depositing ordinary shares or ADR holders
withdrawing Deposited Securities) and (iv) in connection with the conversion of foreign currency into U.S. dollars, the
Depositary shall deduct out of such foreign currency the fees, expenses and other charges charged by it and/or its agent
(which may be a division, branch or affiliate) so appointed in connection with such conversion. The Depositary and/or its
agent may act as principal for such conversion of foreign
currency. Such charges may at any time and from time to time be changed by agreement between GSK and the Depositary.
Direct and indirect payments by the
Depositary
The Depositary anticipates reimbursing GSK for certain
expenses incurred by GSK that are related to the
establishment and maintenance of the ADR program upon
such terms and conditions as GSK and the Depositary may
agree from time to time. The Depositary may make available to
GSK a set amount or a portion of the Depositary fees charged in respect of the ADR program or otherwise upon such terms
and conditions as GSK and the Depositary may agree from
time to time. In 2025, the Depositary made payments of
approximately $11.53 million.
Under certain circumstances, including removal of the
Depositary or termination of the ADR program by GSK, GSK is
required to repay certain amounts paid to GSK and to
compensate the Depositary for payments made or services
provided on behalf of GSK.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Additional information continued

Insider Trading Policies
We are committed to compliance with laws and regulations
and to financial integrity. We have adopted an insider trading policy that governs the purchase, sale, and other dispositions of GSK securities by directors, management, and employees
that is reasonably designed to promote compliance with
applicable insider trading laws, rules and regulations, and
listing standards.  A copy of the policy is filed as Exhibit 11.1 to this Annual Report on Form 20-F.

Cyber Security
Risk management and strategy
We manage cyber security risk using our corporate enterprise risk management and Internal Control Framework (ICF). Our
Chief Information Security Officer (CISO) heads our Cyber
Security Office and is responsible for identifying and
implementing controls to mitigate and manage cyber security
risks, while maintaining a set of key risk indicators and setting tolerances and thresholds that balance risk and business
needs. We adhere to widely accepted standards and
frameworks to benchmark our internal environment and
controls, defining our security objectives and desired
outcomes. As our threat environment evolves, we also utilise external frameworks such as the NIST Cyber Security
Framework to measure cyber readiness and maturity, ISO
27001/27002 for general information technology controls. We
assess our internal controls against Sarbanes-Oxley (SOX)
and other relevant regulations. We draw on third party
consultants’ expertise in processes for assessing, identifying and/or managing cyber security risks. We also have a third-
party security risk management programme to assess cyber
security risk when selecting and onboarding third parties.
Information and Cyber Security Governance
The Chief Digital and Technology Officer (CDTO) leads the
Digital and Technology function, including the CISO and
Cyber Security Office. Our CDTO has over 26 years of
experience as an IT professional, including with GSK since
2018, and is responsible for Technology and Cyber Security at
GSK.  The CDTO is the Enterprise Risk Officer (ERO) and
manages and reports regularly on our Information and Cyber
Security risk.
The CISO coordinates risk, develops controls, and monitors
the enterprise risk plan. This plan includes a description of the risk, its external and internal context, our assessment and risk appetite and how we treat and monitor the risk in line with our
ICF. The Board, ARC, and ROCC oversee our cyber security
risk. The CISO regularly reports on cyber security risks. This reporting covers external and internal insights, key risk
indicators, management actions, updates on implementing the
enterprise risk plan, and escalations.  The Cyber Security
Office analyses potential cyber security incidents. Significant cyber security incidents are escalated to the Chief Compliance
Officer, CDTO, Executive Committee (ExCom), and Company
Secretary. Material incidents are escalated to the Board and
ARC and appropriate disclosure committee as needed.
Cyber Security Awareness, Training and Readiness
Our cyber security awareness and training programmes
include phishing simulations, monthly awareness campaigns,
and mandatory annual refreshers for all employees. We also
run periodic crisis simulation exercises to test our response to cyber security incidents.
Compliance with various governmental cyber security
regulations
Our Cyber Security Office works to stay abreast of emerging
government regulations, trends, and compliance expectations
regarding cyber security.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

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

Supplemental Guarantor Information
As of 31 December 2025, GSK plc (the ‘Guarantor’) has fully
and unconditionally guaranteed certain debt securities
(‘Notes’) issued by GlaxoSmithKline Capital plc and
GlaxoSmithKline Capital Inc. (the ‘Issuers’) in offerings under the Guarantor's and the Issuers' registration statement on Form
F-3, including:
GlaxoSmithKline Capital Inc.:
•3.875% Notes due 2028
•4.500% Notes due 2030
•5.375% Notes due 2034
•4.875% Notes due 2035
•6.375% Notes due 2038
•4.200% Notes due 2043
GlaxoSmithKline Capital plc:
•4.315% Notes due 2027
•Floating Rate Notes due 2027
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

Remuneration policy
Loss of office payment policy
The company does not have a policy of fixed term contracts.
Generally, contracts for new appointments will expire in line with the applicable policy on retirement age, which since 2009 has been 65.
Contracts for existing Executive Directors will expire on the dates shown on page 148.
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

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Additional information continued
Termination of employment
In the event that an Executive Director’s employment with the company terminates, the following policies and payments will apply.

Element of Remuneration	Loss of office payment policy
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
Redundancy, retirement, death, ill-health, injury, disability or any other reason: Generally, awards will continue to vest over the original timescales subject to performance and pro-rated for time.
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
Termination for gross misconduct: Generally, unvested awards will lapse.
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
Where an Executive Director leaves the company, the
Committee will carry out an assessment of the individual’s
performance and conduct over the time in role. If it is
determined that the individual’s performance or conduct was
contrary to the legitimate expectations of the company, the
Committee reserves the right to apply appropriate
mechanisms such as clawback or reduction or lapsing of
outstanding incentive awards (malus), to ensure that any
termination payments are in the best interests of the company and its shareholders (see page 148).
Loss of office payment for Non-Executive Directors
The Chair and other Non-Executive Directors are not entitled to receive any payments in respect of fees for loss of office when they retire or step down from the Board.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Additional information continued

Principal Accountant Fees and Services
Audit Fees for 2025 and 2024 were paid to Deloitte LLP as follows:

	2025 £m	2024 £m
Audit Fees	20.9	21.1
Audit-Related Fees¹	1.9	2.2
Tax Fees	–	–
All Other Fees	–	–
1 The other assurance services provided by the auditor related to agreed upon procedures and other assurance services outside of statutory audit requirements.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Other statutory disclosures

Shareholder services and contacts
Registrar

The company’s registrar is:	Computershare Investor Services PLC The Pavillions, Bridgwater Road Bristol, BS99 6ZY www.investorcentre.co.uk Tel: +44 (0)370 707 1595*
ADS Depositary
The company’s ADR programme is administered by JPMorgan Chase Bank, N.A. whose contact details are as follows:

Service	Contact
Regular Correspondence	Computershare Trust Company, N.A. PO Box 43304 Providence, RI 02940-3304 From the US: +1 877 353 1154 From outside the US: +1 781 575 2833 web.queries@computershare.com
The Depositary also provides Global Invest Direct, a direct ADS purchase/sale and dividend reinvestment plan for ADS holders.
For details on how to enrol, please visit www.adr.com or call the above helpline number to obtain an enrolment pack.
Investor relations
Investor relations may be contacted as follows:

Service	Contact
UK	79 New Oxford Street, London, WC1A 1DG Tel: +44 (0)20 8047 5000
US	2929 Walnut Street Philadelphia PA 19104 Tel: +1 888 825 5249 (US toll free) Tel: +1 215 751 4000 (outside the US)
GSK Response Center	Tel: +1 888 825 5249 (US toll free) Tel: +1 215 751 4600 (outside the US)
Share scam alert
If you receive an unsolicited telephone call offering to sell or buy your shares, please take extra care. The caller may be part of a highly organised financial scam.
If you are a UK shareholder, please contact the Financial Conduct Authority at www.fca.org.uk/consumers or on its consumer helpline:
Tel: 0800 111 6768 (in the UK)*
Tel: +44 207 066 1000 (outside the UK)*
*Lines are open from 8.00am to 6.00pm, UK time, Monday to Friday, except UK public holidays, and 9.00am to 1.00pm on Saturdays.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Other statutory disclosures

US law and regulation
A number of provisions of US law and regulation apply to the company because our shares are quoted on the NYSE in the
form of ADS.
NYSE rules
In general, the NYSE rules permit the company to follow UK
corporate governance practices instead of those applied in
the US, provided that we explain any significant variations.
This explanation is contained in the Corporate Governance
comparison on page 287. NYSE rules require us to file annual and interim written affirmations concerning our Audit & Risk
Committee (ARC) and our statement on significant differences in corporate governance.
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
Where appropriate, external legal counsel, the external
auditors, our sponsor bank, and internal experts are invited to attend the Disclosure Committee’s meetings periodically. The
Committee has responsibility for considering the materiality of information and, on a timely basis, determining the disclosure of that information. It has responsibility for the timely filing of reports with the SEC and the formal review of the Annual
Report and the Annual Report on Form 20-F. The Disclosure
Committee and its subcommittees met 24 times during 2025,
including for the purpose of receiving relevant and appropriate training.
Sarbanes-Oxley requires that the Annual Report on Form 20-F
contains a statement as to whether a member of the ARC is an audit committee financial expert, as defined in rules under
Sarbanes-Oxley. Such a statement for the relevant member of
the ARC (Charles Bancroft) is included in the Chair’s
Governance Statement area of the Corporate Governance
report on page 106 and in his biography on page 99.
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
The Group has carried out an evaluation under the supervision and with the participation of its management, including the
CEO and CFO, of the effectiveness of the design and
operation of the Group’s disclosure controls and procedures
as at 31 December 2025.
There are inherent limitations to the effectiveness of any
system of disclosure controls and procedures, including the
possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective
disclosure controls and procedures can only provide
reasonable assurance of achieving their control objectives.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Other statutory disclosures continued US law and regulation continued
Based on the Group’s evaluation, the CEO and CFO have
concluded that, as at 31 December 2025, the disclosure
controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the
reports that the Group files and submits under the US
Securities Exchange Act of 1934, as amended, is recorded,
processed, summarized and reported as and when required
and that it is accumulated and communicated to management,
including the CEO and CFO, as appropriate, to allow timely
decisions regarding disclosure.
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
–Management has assessed the effectiveness of internal
control over financial reporting as at 31 December 2025 and
has concluded that such internal control over financial
reporting was effective.  In addition, there have been no
changes in the Group’s internal control over financial
reporting during 2025 that have materially affected, or are
reasonably likely to affect materially, the Group’s internal control over financial reporting.
–Deloitte LLP, which has audited the consolidated financial
statements of the Group for the year ended 31 December
2025, has also assessed the effectiveness of the Group’s
internal control over financial reporting as at 31 December
2025 under Auditing Standard 2201 of the Public Company
Accounting Oversight Board (United States). Their audit
report is on page 286.
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
The Group ceased exports and sales to Iran in June 2024 and
had no dealings with the Government of Iran or relevant
sanctioned entities, and accordingly has no revenues or profit to declare with respect to Iran or Section 13(r) of the Exchange
Act for 2025.
In addition to Section 13(r) of the Exchange Act, US law
generally restricts dealings by US persons and dealings that otherwise are subject to US jurisdiction with certain countries or territories that are subject to comprehensive sanctions.
Currently, the US maintains comprehensive sanctions against
Cuba, Iran, North Korea, the Crimea region of Ukraine, the so-
called “Donetsk People’s Republic”, and the so-called
“Luhansk People’s Republic.” The US maintained
comprehensive sanctions against Syria until their removal,
effective 1 July 2025. The US also maintains significant
sanctions programmes against Russia and Venezuela as well
as targeted sanctions programmes against specific
individuals, entities and organisations. The Group engages in some activity in certain such jurisdictions and with certain such individuals and entities having assessed applicable licenses and exemptions.
While we believe the Group complies with all applicable US
sanctions in all material respects, such laws are complex and continue to evolve rapidly.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Other statutory disclosures continued

Report of Independent Registered Public Accounting Firm
To the shareholders and the Board of Directors of GSK plc
Opinion on Internal Control over Financial
Reporting
We have audited the internal control over financial reporting of
GSK plc and subsidiaries (the “Group”) as at 31 December
2025, based on criteria established in Internal Control —
Integrated Framework (2013) issued by the Committee of
Sponsoring Organizations of the Treadway Commission
(COSO). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as at
31 December 2025, based on criteria established in Internal
Control — Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the
Public Company Accounting Oversight Board (United States)
(PCAOB), the consolidated financial statements as at and for the year ended 31 December 2025, of the Group and our
report dated 6 March 2026, expressed an unqualified opinion
on those financial statements.
Basis for Opinion
The Group’s management is responsible for maintaining
effective internal control over financial reporting and for its assessment of the effectiveness of internal control over
financial reporting, included in the accompanying Section 404:
Management’s annual report on internal control over financial reporting. Our responsibility is to express an opinion on the
Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the
PCAOB and are required to be independent with respect to
the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and
Exchange Commission and the PCAOB.
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
/s/ Deloitte LLP
London, United Kingdom
6 March 2026

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Other statutory disclosures continued

Corporate governance comparison
Description of differences between UK Corporate Governance and New York Stock Exchange
(“NYSE”) requirements.
GSK’s primary listing is on the London Stock Exchange. GSK
is required to comply with the Financial Conduct Authority’s
Listing Rules (Listing Rules) and Disclosure and Transparency
Rules (DTRs) and report compliance with the UK Corporate
Governance Code (Code). The Group’s statement of
compliance with the Code is set out on page 106.
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
The roles of GSK’s Board Committees are set out on page 107
of the Annual Report and within each Board Committee’s terms of reference, available at gsk.com.
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
Corporate Governance Guidelines
The NYSE Rules require listed US companies to adopt and
disclose corporate governance guidelines. The Listing Rules
and the Code require GSK to include an explanation in its
Annual Report of how it applies the principles of the Code and a confirmation that it complies with the Code's provisions or, where it does not, provide an explanation of how and why it
does not comply. In addition, GSK is required to make certain mandatory corporate governance statements in the Directors’
Report in accordance with the Listing Rules and DTRs, which it does on pages 156 and 157.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Other statutory disclosures continued

Group companies
In accordance with Section 409 of the Companies Act 2006 a full list of subsidiaries, associates, joint ventures and joint arrangements, the address of the registered office and effective percentage of equity owned, as at 31 December 2025 are disclosed below. Unless otherwise stated the share capital disclosed comprises ordinary shares which are indirectly held by GSK plc. The percentage held by class of share is stated where this is less than 100%. Unless otherwise stated, all subsidiary companies have their registered office and are tax resident in their country of incorporation.

Name	Security	Registered address
Wholly owned subsidiaries
1001508446 Ontario Inc.	Common	199 Bay Street, Suite 4000, Ontario M5L 1A9
14245563 Canada Inc.	Common	75 Rue Queen, Unité 1300, Montreal, Quebec H3C 2N6, Canada
14934792 Canada Inc.	Common	100 Milverton Drive, Suite 800, Mississauga ON L5R 4H1, Canada
1506369 Alberta ULC	Common	3500 855-2nd Street SW, Calgary AB T2P 4J8, Canada
Action Potential Venture Capital Limited	Ordinary	GSK Medicines Research Centre, Gunnels Wood Road, Stevenage, SG1 2NY, United Kingdom
Adechsa GmbH (ii)	Ordinary	c/o GlaxoSmithKline AG, Zweigniederlassung Baar/ Zug, Neuhofstrasse 4, 6340, Baar, Switzerland
Affinivax, Inc.	Common	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
Aiolos Bio Limited	Ordinary	79 New Oxford Street, London, WC1A 1DG, United Kingdom
Aiolos Bio, Inc.	Common	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
Allen & Hanburys Limited (ii)	Ordinary	79 New Oxford Street, London, WC1A 1DG, United Kingdom
Allen & Hanburys Pharmaceutical Nigeria Limited	Ordinary	49, Town Planning Way, Ilupeju, Lagos, Nigeria
Allen Pharmazeutika Gesellschaft m.b.H.	Ordinary	Wienerbergstraße 7, Wien, 1100, Austria
ASC Oncology Schweiz AG (in liquidation)	Ordinary	Unterlettenstrasse 14, 9443, Widnau, Switzerland
Beecham Group plc	£0.05 Ordinary B; £0.20 Ordinary A	79 New Oxford Street, London, WC1A 1DG, United Kingdom
Beecham Pharmaceuticals (Pte) Limited	Ordinary	38 Quality Road, Jurong Industrial Estate, Jurong, 618809, Singapore
Beecham Portuguesa- Produtos Farmaceuticos e Quimicos, Lda,	Quota	Rua Dr Antonio Loureiro Borges No 3, Arquiparque, Miraflores, 1495-131, Alges, Portugal
Bellus Health Inc	Common	75 Rue Queen, Unité 1300, Montreal QC H3C2N6, Canada
Biovesta Ilaçlari Ltd. Sti. (ii)	Nominative	Esentepe Mah, Bahar Sk. Ozdilek River Plaza, Vyndham Grand No: 13 Kat: 22, Kapi: 58, Sisli, Istanbul, 34394, Turkey
BP Asset IX, Inc.	Common	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
Cascan GmbH & Co. KG	Partnership Capital	Prinzregentenplatz 9, 81675, Munich, Bavaria, Germany
Cellzome GmbH	Ordinary	Meyerhofstrasse 1, 69117, Heidelberg, Germany
Clarges Pharmaceuticals Trustees Limited (ii)	Ordinary	79 New Oxford Street, London, WC1A 1DG, United Kingdom
Colleen Corporation	Common	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
Corixa Corporation	Common	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
Dealcyber Limited	Ordinary	79 New Oxford Street, London, WC1A 1DG, United Kingdom
Desarrollo Energia Solar Alternativa S.L.	Ordinary	Severo Ochoa, 2, Parque Tecnologico de Madrid, Tres Cantos, 28760, Madrid, Spain
Duncan Pharmaceuticals Philippines Inc.	Common	23rd Floor, The Finance Centre, 26th Street corner 9th Avenue, Bonifacio Global City, Taguig City, 1634, Philippines
Elsie Biotechnologies, Inc.	Common	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
Etex Farmaceutica Ltda	Social Capital	Av. Andrés Bello 2457, Costanera Center, Torre 2, Piso 20, Providencia, Santiago, 7510689, Chile
Glaxo Group Limited	Ordinary	GSK Medicines Research Centre, Gunnels Wood Road, Stevenage, SG1 2NY, United Kingdom
Glaxo Kabushiki Kaisha (ii)	Ordinary	1-8-1 Akasaka Minato-ku, Tokyo, 107-0052, Japan
Glaxo New Zealand Pension Plan Trustee Limited	Ordinary	Aon Centre, Level 12/29 Customs Street West, Auckland 1010, New Zealand
Glaxo Operations UK Limited	Ordinary	79 New Oxford Street, London, WC1A 1DG, United Kingdom
Glaxo Saudi Arabia Limited	Ordinary	PO Box 22617, Area No 56 to 73, Warehouse City, First Stage Al Khomrah, Jeddah 21416, Saudi Arabia
Glaxo Verwaltungs GmbH	Ordinary	Prinzregentenplatz 9, 81675, Munich, Bavaria, Germany
Glaxo Wellcome Farmaceutica, Limitada	Ordinary Quota	Rua Dr Antonio Loureiro Borges No 3, Arquiparque, Miraflores, 1495-131, Alges, Portugal

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Other statutory disclosures continued Group companies continued

Name	Security	Registered address
Wholly owned subsidiaries continued
Glaxo Wellcome International B.V. (ii) (iii)	Ordinary	Huis ter Heideweg 62, 3705 LZ, Zeist, The Netherlands
Glaxo Wellcome Manufacturing Pte Ltd	Ordinary	1 Pioneer Sector 1, Jurong Industrial Estate, Jurong, 628413, Singapore
Glaxo Wellcome Production	Ordinary	23 rue François Jacob, 92500, Rueil-Malmaison, France
Glaxo Wellcome Vidhyasom Limited (in liquidation)	Ordinary	12th Floor Wave Place, 55 Wireless Road, Lumpini, Pathumwan, Bangkok, 10330, Thailand
Glaxo Wellcome, S.A.	Ordinary	Poligono Industrial Allendeduero, Avenida de Extremadura, 3, Aranda de Duero, 09400, Burgos, Spain
Glaxo, S.A.	Ordinary	Severo Ochoa, 2, Parque Tecnologico de Madrid, Tres Cantos, 28760, Madrid, Spain
Glaxochem Pte Ltd (iii)	Ordinary	23 Rochester Park, 139234, Singapore
GlaxoSmithKline - Produtos Farmaceuticos, Limitada	Ordinary Quota	Rua Dr Antonio Loureiro Borges No 3, Arquiparque, Miraflores, 1495-131, Alges, Portugal
GlaxoSmithKline (Cambodia) Co., Ltd.	Ordinary	5th Floor DKSH Building, No.797 Preah Monivong Boulevard (Co, Sangkat Phsar Deum Thakov, Khan Chamkarmon, Phnom Penh, Cambodia
GlaxoSmithKline (China) Investment Co Ltd	Ordinary	Room 901, 902, 903, 905, 908, 909 and 910, Unit 901, Floor 9, No. 56 Mid 4th East Ring Road, Chaoyang District, Beijing, China
GlaxoSmithKline (China) R&D Company Limited	Equity	F1-3, No.18 Building, 999 Huanke Road, Pilot Free Trade Zone, Shanghai, 201210, China
GlaxoSmithKline (GSK) S.R.L.	Ordinary	Bucureşti Sectorul 1, Şoseaua Bucureşti-Ploieşti, Nr. 89A, Romania
GlaxoSmithKline (Ireland) Limited	Ordinary	12 Riverwalk, Citywest Business Campus, Dublin 24, Ireland
GlaxoSmithKline (Israel) Ltd	Ordinary	25 Basel Street, PO Box 10283, Petach-Tikva, 49002, Israel
GlaxoSmithKline (Private) Limited (ii)	Ordinary	Unit 3, 20 Anthony Road, Msasa, Harare, Zimbabwe
GlaxoSmithKline (Thailand) Limited	Ordinary	12th Floor Wave Place, 55 Wireless Road, Lumpini, Pathumwan, Bangkok, 10330, Thailand
GlaxoSmithKline AB	Ordinary	Hemvarnsg. 9, 171 54, Solna, Sweden
GlaxoSmithKline AG	Ordinary	Talstrasse 3 , 3053 Muenchenbuchsee, Switzerland
GlaxoSmithKline Angola Unipessoal Limitada	Quota	Luanda, Bairro Petrangol, Estrada de Cacuaco n ° 288, Angola
GlaxoSmithKline AS	Ordinary	Drammensveien 288, Oslo, NO-0283, Norway
GlaxoSmithKline Australia Pty Ltd	Ordinary	Level 4 , 436 Johnston Street , Abbotsford, Victoria, 3067, Australia
GlaxoSmithKline B.V.	Ordinary	Van Asch van, Wijckstraat 55h, 3811 LP Amersfoort, The Netherlands
GlaxoSmithKline Beteiligungs GmbH	Ordinary	Prinzregentenplatz 9, 81675, Munchen, Germany
GlaxoSmithKline Biologicals Kft.	Ordinary	2100 Gödöllõ, Homoki Nagy István utca 1, Hungary
GlaxoSmithKline Biologicals S.A.S.	Ordinary	637 Rue des Aulnois, Saint-Amand Les Eaux, 59230, France
GlaxoSmithKline Biologicals SA	Ordinary; Preference	Rue de l'Institut 89 B-1330 Rixensart, Belgium
GlaxoSmithKline Brasil Limitada	Quotas	Estrada dos Banderiantes, 8464, Rio de Janeiro, 22783-110, Brazil
GlaxoSmithKline Capital Inc.	Common	Circumference FS (USA) Inc, 1100 N. Market Street, 4th Floor, Wilmington DE 19890, United States
GlaxoSmithKline Capital plc	Ordinary	79 New Oxford Street, London, WC1A 1DG, United Kingdom
GlaxoSmithKline Caribbean Limited	Ordinary	79 New Oxford Street, London, WC1A 1DG, United Kingdom
GlaxoSmithKline Chile Farmaceutica Limitada	Social Capital	Av. Andrés Bello 2457, Torre 2, piso 20, Providencia, Santiago, Región Metropolitana, Chile
GlaxoSmithKline Colombia S.A.	Ordinary	Avenida Calle 116 No 7-15 Interior 2 Oficina 601 A, Bogotá, Bogota, 110111, Colombia
GlaxoSmithKline doo Beograd-Novi Beograd - U LIKVIDACIJI (In liquidation)	Ordinary	Milutin Milankovic, 1J, Novi Beograd, Belgrade, 11070, Serbia
GlaxoSmithKline Ecuador S.A.	Ordinary	Av. 6 de diciembre E10A, y Juan Boussingault, Edificio Torre 6, Piso 4, Oficina 408, Quito, Ecuador
GlaxoSmithKline El Salvador S.A. de C.V.	Ordinary	Municipio de San Salvador, Departamento de San Salvador, El Salvador
GlaxoSmithKline EOOD (Liquidated 10-Feb-2026)	Ordinary	119 Oborishte Str., Sofia 1505, Sofia, Bulgaria
GlaxoSmithKline Export Limited	Ordinary	79 New Oxford Street, London, WC1A 1DG, United Kingdom
GlaxoSmithKline Export Panama S.A.	Ordinary	Panama City, Republic of Panama, Panama
GlaxoSmithKline Far East B.V.	Ordinary	Van Asch van Wijckstraat 55h, 3811 LP, Amersfoort, The Netherlands
GlaxoSmithKline Finance plc	Ordinary	79 New Oxford Street, London, WC1A 1DG, United Kingdom
GlaxoSmithKline GmbH & Co. KG	Partnership Capital	Prinzregentenplatz 9, 81675, Munchen, Germany
GlaxoSmithKline Guatemala S.A.	Ordinary	3ra. Av. 13-78 Zona 10, Torre Citibank, Nivel 8, Guatemala City, Guatemala
GlaxoSmithKline Holding AS	Ordinary	Drammensveien 288, Oslo, NO-0283, Norway
GlaxoSmithKline Holdings (Americas) Inc.	Common	Circumference FS (USA) Inc., 1100 North Market Street, 4th Floor, Wilmington DE 19890, United States
GlaxoSmithKline Holdings (One) Limited (i)	Ordinary	79 New Oxford Street, London, WC1A 1DG, United Kingdom
GlaxoSmithKline Holdings Limited (i)	Ordinary	79 New Oxford Street, London, WC1A 1DG, United Kingdom

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Other statutory disclosures continued Group companies continued

Name	Security	Registered address
Wholly owned subsidiaries continued
GlaxoSmithKline Holdings Pty Ltd	Ordinary	Level 4 , 436 Johnston Street , Abbotsford, Victoria, 3067, Australia
GlaxoSmithKline Honduras S.A.	Ordinary	Tegucigalpa, MDC, Honduras
GlaxoSmithKline IHC Limited	Ordinary	79 New Oxford Street, London, WC1A 1DG, United Kingdom
GlaxoSmithKline Ilaclari Sanayi ve Ticaret A.S.	Nominative	Esentepe Mah, Bahar Sk. Ozdilek River Plaza, Vyndham Grand No: 13 Kat: 22, Kapi: 58, Sisli, Istanbul, 34394, Turkey
GlaxoSmithKline Inc.	Class A Common; Class C Preference	100 Milverton Drive, Suite 800 , Mississauga ON L5R 4H1, Canada
GlaxoSmithKline Insurance Ltd.	Ordinary	c/o Trinity Corporate Services Ltd., Trinity Hall, 43 Cedar Avenue, Hamilton, HM12, Bermuda
GlaxoSmithKline Intellectual Property (No.2) Limited	Ordinary	GSK Medicines Research Centre, Gunnels Wood Road, Stevenage, SG1 2NY, United Kingdom
GlaxoSmithKline Intellectual Property (No.5) Limited (In liquidation)	Ordinary	c/o BDO LLP, 5 Temple Square, Temple Street, Liverpool, L2 5RH, United Kingdom
GlaxoSmithKline Intellectual Property Development Limited	Ordinary	GSK Medicines Research Centre, Gunnels Wood Road, Stevenage, SG1 2NY, United Kingdom
GlaxoSmithKline Intellectual Property Holdings Limited	Class A Ordinary; Class B Ordinary	GSK Medicines Research Centre, Gunnels Wood Road, Stevenage, SG1 2NY, United Kingdom
GlaxoSmithKline Intellectual Property Limited	Deferred; Ordinary	GSK Medicines Research Centre, Gunnels Wood Road, Stevenage, SG1 2NY, United Kingdom
GlaxoSmithKline Intellectual Property Management Limited	Ordinary	GSK Medicines Research Centre, Gunnels Wood Road, Stevenage, SG1 2NY, United Kingdom
GlaxoSmithKline Investigación y Desarrollo, S.L.	Ordinary	Severo Ochoa 2 Parque Tecnológico de Madrid, Tres Cantos, 28760, Madrid, Spain
GlaxoSmithKline Investments Pty Ltd	Ordinary	Level 4 , 436 Johnston Street , Abbotsford, Victoria, 3067, Australia
GlaxoSmithKline K.K.	Ordinary	1-8-1 Akasaka Minato-ku, Tokyo, Japan
GlaxoSmithKline Korea Limited	Ordinary	9F LS Yongsan Tower, 92 Hangang-daero, Yongsan- gu, Seoul, 04386, Korea, Republic of
GlaxoSmithKline Latin America, S.A.	Ordinary	Panama City, Republic of Panama, Panama
GlaxoSmithKline Limited	Ordinary	Suites 1004-10, 10 F, Tower 6, The Gateway, 9 Canton Road, Tsimshatsui, Kowloon, Hong Kong
GlaxoSmithKline Limited (ii)	Ordinary	79 New Oxford Street, London, WC1A 1DG, United Kingdom
GlaxoSmithKline LLC	LLC Interests	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
GlaxoSmithKline Manufacturing SpA	Ordinary	Viale dell’Agricoltura 7, 37135, Verona, Italy
GlaxoSmithKline Maroc S.A.	Ordinary	42-44 Angle Bd, Rachidi et Abou Hamed El Glaza, Casablanca, Morocco
GlaxoSmithKline Mercury Limited (i)	Ordinary	79 New Oxford Street, London, WC1A 1DG, United Kingdom
GlaxoSmithKline Mexico S.A. de C.V.	Ordinary A; Ordinary B	Av. Real Mayorazgo 130 Piso 20, Colonia Xoco, Alcaldia Benito Juárez, Ciudad de Mexico, 03330, Mexico
GlaxoSmithKline NZ Limited	Ordinary	Aon Centre, Level 12/29 Customs Street West, Auckland 1010, Auckland, 1010, New Zealand
GlaxoSmithKline Oy	Ordinary	Porkkalankatu 20 A, Helsinki, 00180, Finland
GlaxoSmithKline Peru S.A.	Ordinary	Av. Víctor Andrés Belaúnde N°147, Vía Principal N°133, Piso 7, Distrito de San Isidro, Lima, Perú
GlaxoSmithKline Pharma A/S	Ordinary	Vallensbæk Company House III , Delta Park 37, DK-2665, Valle, Denmark
GlaxoSmithKline Pharma GmbH	Ordinary	Wienerbergstraße 7, Wien, 1100, Austria
GlaxoSmithKline Pharmaceutical Kenya Limited	Ordinary	P.O Box 78392-00507, Likoni Road, Nairobi, Kenya
GlaxoSmithKline Pharmaceutical Nigeria Limited	Ordinary	1 Industrial Avenue, Ilupeju, Ikeja, Lagos, PM B 21218, Nigeria
GlaxoSmithKline Pharmaceutical Sdn Bhd	Ordinary	HZ.01, Horizon Penthouse, 1 Powerhouse, 1, Persiaran Bandar Utama, Bandar Utama, 47800 Petaling Jaya, Selangor, Malaysia
GlaxoSmithKline Pharmaceuticals (Pvt) Ltd	Ordinary	121 Galle Road, Kaldemulla, Moratuwa, Sri Lanka
GlaxoSmithKline Pharmaceuticals Costa Rica S.A	Ordinary	Autopista Florencia del Castillo, kilómetro siete, Oficentro TerraCampus, edificio uno, cuarto piso, San Diego, Cartago, 30302, Costa Rica
GlaxoSmithKline Pharmaceuticals SA	Ordinary	Avenue Fleming 20, 1300 Wavre, Belgium
GlaxoSmithKline Pharmaceuticals Ukraine LLC	Chartered Capital	Pavla Tychyny avenue, 1-V, Kiev, 02152, Ukraine
GlaxoSmithKline Philippines, Inc.	Ordinary	23rd Floor, The Finance Centre, 26th Street corner 9th Avenue, Bonifacio Global City, Taguig City, 1634, Philippines
GlaxoSmithKline Pte Ltd	Ordinary	23 Rochester Park, 139234, Singapore
GlaxoSmithKline Puerto Rico, Inc.	Common	Corporation Service Company Puerto Rico Inc., c/o RVM Professional Services, LLC, A4 Reparto Mendoza, Humacao, 00791, Puerto Rico
GlaxoSmithKline Republica Dominicana S.A.	Ordinary	Blue Mall Tower, Floor 23 Ave., Winston Churchill 95, Santo Domingo, Dominican Republic
GlaxoSmithKline Research & Development Limited	Ordinary	79 New Oxford Street, London, WC1A 1DG, United Kingdom
GlaxoSmithKline S.A.	Ordinary	Severo Ochoa, 2, Parque Tecnologico de Madrid, Tres Cantos, 28760, Madrid, Spain
GlaxoSmithKline S.p.A.	Ordinary	Viale dell’Agricoltura 7, 37135, Verona, Italy

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Other statutory disclosures continued Group companies continued

Name	Security	Registered address
Wholly owned subsidiaries continued
GlaxoSmithKline s.r.o.	Ordinary	Hvezdova 1734/2c, Prague, 4 140 00, Czech Republic
GlaxoSmithKline Services GmbH & Co. KG	Partnership Capital	Prinzregentenplatz 9, 81675, Munchen, Germany
GlaxoSmithKline Services Unlimited (i)	Ordinary	79 New Oxford Street, London, WC1A 1DG, United Kingdom
GlaxoSmithKline Single Member A.E.B.E.	Ordinary	266 Kifissias Avenue, Halandri, Athens, 152 32, Greece
GlaxoSmithKline SL LLC	LLC Interests	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
GlaxoSmithKline SL LP (ii) (iv)	Partnership	79 New Oxford Street, London, WC1A 1DG, United Kingdom
GlaxoSmithKline South Africa (Pty) Limited	Ordinary	155 West Street, Sandown, Sandton, 2031, South Africa
GlaxoSmithKline Trading Services Limited (iii)	Ordinary	12 Riverwalk, Citywest Business Campus, Dublin 24, D24 YK11, Ireland
GlaxoSmithKline Tunisia S.A.R.L.	Ordinary	Immeuble Regus Lot B17, Centre Urbain Nord, Tunis, Tunisia
GlaxoSmithKline UK Limited	Ordinary	79 New Oxford Street, London, WC1A 1DG, United Kingdom
GlaxoSmithKline Uruguay S.A.	Registered Provisory Stock	Victor Soliño 349, Montevideo, 11300, Uruguay
GlaxoSmithKline US Trading Limited (In liquidation)	Ordinary	c/o BDO LLP, 5 Temple Square, Temple Street, Liverpool, L2 5RH, United Kingdom
GlaxoSmithKline Venezuela C.A.	Ordinary	calle Altagracia, edificio P&G, piso Mezzanina, torre Torre Sur, Urbanizacio n Sorokaima, La Trinidad, Caracas, 1080, Venezuela, Bolivarian Republic of
GlaxoSmithKline Vietnam Limited Liability Company (ii)	Equity Capital	The Metropolitan, 235 Dong Khoi Street, District 1, 7th Floor Unit 701, Ho Chi Minh City, Vietnam
Groupe GlaxoSmithKline	Ordinary	23 rue François Jacob, 92500, Rueil-Malmaison, France
GSK Biopharma Argentina S.A.	Nominative Non Endorseable Ordinary	Tucumán 1, piso 4, Buenos Aires, C1049AAA, Argentina
GSK Business Service Centre Sdn Bhd	Ordinary	Level 6, Quill 9, 112 Jalan Prof. Khoo Kay Kim, Petaling Jaya, 46300 Selangor, Malaysia
GSK Capital B.V. (iii) (v)	Ordinary	79 New Oxford Street, London, WC1A 1DG, United Kingdom
GSK Capital K.K.	Ordinary	1-8-1 Akasaka Minato-ku, Tokyo, Japan
GSK Commercial Sp. z o.o.	Ordinary	ul. Rzymowskiego 53, 02-697, Warsaw, Poland
GSK d.o.o., Ljubljana	Ordinary	Železna cesta 8A, 1000, Ljubljana, Slovenia
GSK Enterprise Management Co, Ltd	Ordinary	Floor 4, 18 Lane 999 Huanke Road, No. 1358 Zhongke Road, Shanghai, China
GSK Equity Investments, Limited	Units	Corporation Service Company, 5235 North Front Street, Harrisburg PA 17110, United States
GSK Finance (No 2) Limited	Ordinary	79 New Oxford Street, London, WC1A 1DG, United Kingdom
GSK Finance (No.3) Limited (Dissolved 17/02/2026)	Ordinary	c/o BDO LLP, 5 Temple Square, Temple Street, Liverpool, L2 5RH, United Kingdom
GSK HGS Legacy LLC (Incorporated 16/01/2026)	LLC Interests	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
GSK India Global Services Private Limited	Equity	Level 1, 2 & 3 Luxor North Tower, Bagmane Capital Business Park Outer Ring Road, Bangalore, Karnataka, 560037, India
GSK International Holding and Finance BV	Ordinary	Van Asch van Wijckstraat 55h, 3811 LP, Amersfoort, The Netherlands
GSK Kazakhstan LLP	Participation Interest	050019, office No. 30, 71/66 building, Chaplin street, Medeu district, Almaty city, Kazakhstan
GSK Life Sciences FZE	Ordinary	LB06015, Jebel Ali Freezone, Dubai, United Arab Emirates
GSK Pharma India Private Limited	Equity	1, Battery House, Bhulabhai Desai Road, Mumbai, Maharashtra, 400026, India
GSK Pharma Vietnam Company Limited	Chartered Capital	Unit 701, 7th Floor, The Metropolitan Tower, 235 Dong Khoi, Sai Gon Ward, Hochiminh City, Vietnam
GSK PSC Poland sp. z o.o.	Ordinary	ul. Grunwaldzka 189, Poznań, 60-322, Poland
GSK Regional Headquarters Company	Ordinary	Olaya tower, Prince Mohamed lbn Abdelaziz Street. Olaya, Riyadh,12821, Saudi Arabia
GSK Services Sp z o.o.	Ordinary	Ul. Grunwaldzka 189, 60-322, Poznan, Poland
GSK Vaccines BV	Ordinary	De Entree 201, Amsterdam, 1101 HG, The Netherlands
GSK Vaccines GmbH	Ordinary	Emil-von-Behring-Str.76, 35041 Marburg, Germany
GSK Vaccines Institute for Global Health S.r.l.	Quota	Via Fiorentina 1, 53100, Siena, Italy
GSK Vaccines S.r.l.	Quota	Via Fiorentina 1, 53100, Siena, Italy
Human Genome Sciences, Inc.	Common	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
IDRx, Inc.	Common	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
ID Biomedical Corporation of Quebec	Common	2323, boul. Du Parc Technologique, Québec G1P 4R8, Canada
InterPharma Dienstleistungen GmbH	Quota	Wienerbergstraße 7, Wien, 1100, Austria
J&J Technologies, LC (ii)	Membership Interests	Corporation Service Company, 100 Shockoe Slip, 2nd Floor, Richmond VA 23219, United States
JSC GlaxoSmithKline Trading	Ordinary	Leningradskiy Prospect 37A, Building 4, Floor 3, Premises XV, Room 1, 125167, Moscow, Russian Federation

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Other statutory disclosures continued Group companies continued

Name	Security	Registered address
Wholly owned subsidiaries continued
Laboratoire GlaxoSmithKline	Ordinary	23 rue François Jacob, 92500, Rueil-Malmaison, France
Laboratoire Pharmaceutique Algérien LPA Production SPA	Ordinary	Zone Industrielle Est, Boudouaou, Boumerdes, Algeria
Laboratoire Pharmaceutique Algérien SPA	Ordinary	Zone Industrielle Est, Boudouaou, Boumerdes, Algeria
Laboratoires Paucourt (ii)	Ordinary	23 rue François Jacob, 92500, Rueil-Malmaison, France
Laboratoires Saint-Germain (ii)	Ordinary	23 rue François Jacob, 92500, Rueil-Malmaison, France
Laboratorios Dermatologicos Darier, S.A de C.V.	Ordinary A; Ordinary B	Av. Real Mayorazgo 130 Piso 20, Colonia Xoco, Alcaldia Benito Juárez, Ciudad de Mexico, 03330, Mexico
Laboratorios Stiefel de Venezuela SA	Ordinary	Calle Altagracia, edificio P&G, nivel Mezzanina, piso Mezzanina, local Torre Sur, Urbanizacion Sorokaima, La Trinidad, Caracas, 1080, Venezuela, Bolivarian Republic of
Laboratorios Stiefel Ltda.	Ordinary	Avenida Doutor Timóteo Penteado nº 2289, Box XXIII, Vila Hulda, Guarulhos, São Paulo, 07094-000, Brazil
Maxinutrition Limited (in liquidation)	Ordinary	c/o BDO LLP, 5 Temple Square, Temple Street, Liverpool, L2 5RH, United Kingdom
PT Glaxo Wellcome Indonesia	Class A; Class B	JL. Pulobuaran Raya Kav.III/DD 2,3,4 KWS. Industri, Pulogadung, Jatinegara, Cakung, Jakarta Timur, Indonesia
Setfirst Limited	Ordinary	79 New Oxford Street, London, WC1A 1DG, United Kingdom
Shanghai GlaxoSmithKline Pharmaceutical Co., Ltd.	Ordinary	Room 803, 804, Building A, 5 Shuntong Road, Lingang New Area, China (Shanghai) Pilot Free Trade Zone, Shanghai, China
Sitari Pharma, Inc.	Common	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
Smith Kline & French Laboratories Limited (Dissolved 21/01/2026)	Ordinary	c/o BDO LLP, 5 Temple Square, Temple Street, Liverpool, L2 5RH, United Kingdom
Smith Kline & French Portuguesa- Produtos Farmaceuticos, LDA (ii)	Ordinary	Rua Dr Antonio Loureiro Borges No 3, Arquiparque, Miraflores, 1495-131, Alges, Portugal
SmithKline Beecham (Bangladesh) Private Limited (ii)	Ordinary	House-2/A, Road-138,Gulshan-1, Dhaka, 1212, Bangladesh
SmithKline Beecham (Cork) Limited	Ordinary	12 Riverwalk, Citywest Business Campus, Dublin 24, D24 YK11, Ireland
SmithKline Beecham Egypt L.L.C.	Quotas	Amoun Street, El Salam City, Cairo, Egypt
SmithKline Beecham Farma, S.A.	Ordinary	Severo Ochoa, 2, Parque Tecnologico de Madrid, Tres Cantos, 28760, Madrid, Spain
SmithKline Beecham Legacy H Limited	Ordinary	79 New Oxford Street, London, WC1A 1DG, United Kingdom
SmithKline Beecham Limited	Ordinary	79 New Oxford Street, London, WC1A 1DG, United Kingdom
SmithKline Beecham Pension Plan Trustee Limited (ii)	Ordinary	79 New Oxford Street, London, WC1A 1DG, United Kingdom
SmithKline Beecham Pharma GmbH & Co KG	Partnership Capital	Prinzregentenplatz 9, 81675, Munchen, Germany
SmithKline Beecham Pharma Verwaltungs GmbH	Ordinary	Prinzregentenplatz 9, 81675, Munchen, Germany
SmithKline Beecham Pharmaceuticals (Pty) Limited (ii)	Ordinary	Flushing Meadows Building, The Campus, 57 Sloane Street, Bryanston 2021, South Africa
SmithKline Beecham Senior Executive Pension Plan Trustee Limited (ii)	Ordinary	79 New Oxford Street, London, WC1A 1DG, United Kingdom
Stiefel GmbH & Co. KG	Partnership Capital	Prinzregentenplatz 9, 81675, Munchen, Germany
Stiefel Laboratories Legacy (Ireland) Limited	Ordinary	Unit 2 Building 2500, Avenue 2000 Cork Airport Business Park, Cork, Ireland
Stiefel Laboratories Pte Limited	Ordinary	1 Pioneer Sector, 628413, Singapore
Stiefel Laboratories, Inc.	Common	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
Stiefel Maroc SARL	Ordinary	275 Boulevard Zerktouni, Casablanca, Morocco
Stiefel Research (Australia) Holdings Pty Ltd	Ordinary	Level 4, 436 Johnston Street , Abbotsford, Victoria, 3067, Australia
Stiefel Research Australia Pty Ltd	Ordinary	Level 4, 436 Johnston Street , Abbotsford, Victoria, 3067, Australia
Stiefel West Coast LLC	LLC Interests	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
Strebor Inc.	Common	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
Tesaro Bio GmbH (in liquidation)	Ordinary	Poststrasse 6, 6300 Zug, Switzerland
Tesaro Bio Netherlands B.V	Ordinary	Joop Geesinkweg 901, 1114 AB, Amsterdam-Duivendrecht, The Netherlands
TESARO Development, Ltd.	Ordinary	Clarendon House, 2 Church Street, Hamilton HM11, Bermuda
Tesaro, Inc.	Common	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
The Sydney Ross Co. (ii)	Ordinary	Corporation Service Company, Princeton South Corporate Center, Suite 160, 100 Charles Ewing Blvd, Ewing NJ 08628, United States
UCB Pharma Asia Pacific Sdn Bhd (ii)	Ordinary	12th Floor, Menara Symphony, No. 5, Jalan Prof. Khoo Kay Kim, Seksyen 13, 46200 Petaling Jaya, Malaysia
Wellcome Consumer Healthcare Limited (ii)	Ordinary	79 New Oxford Street, London, WC1A 1DG, United Kingdom
Wellcome Limited	Ordinary	79 New Oxford Street, London, WC1A 1DG, United Kingdom

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Other statutory disclosures continued Group companies continued

Name	Security	Effective % Ownership	Registered address
Subsidiaries where the effective interest is less than 100%
Amoun Pharmaceutical Industries Co. S.A.E.	Monetary Shares	90.71%	El Salam City 11491, PO Box 3001, Cairo, Egypt
Biddle Sawyer Limited	Equity	75.00%	252 Dr Annie Besant Road, Mumbai, 400030, India
British Pharma Group Limited (i)(ii)	Guarantee	50.00%	79 New Oxford Street, London, WC1A 1DG, United Kingdom
Galvani Bioelectronics Inc.	Common	55.00%	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
Galvani Bioelectronics Limited	A Ordinary; B Ordinary	55.00%	GSK Medicines Research Centre, Gunnels Wood Road, Stevenage, SG1 2 NY, United Kingdom
GlaxoSmithKline (Tianjin) Co. Ltd	Ordinary	90.00%	No. 65, the Fifth Avenue, Tai Feng Industrial Park, Tianjin Economic and Technological Development Area, Tianjin, 300457, China
GlaxoSmithKline Algérie S.P.A.	Ordinary	99.99%	Zone Industrielle Est, Boudouaou, Wilaya de Boumerdes, Algeria
GlaxoSmithKline Pakistan Limited	Ordinary	82.59%	The Sykes Building, 35 Dockyard Road, West Wharf, Karachi, 74000, Pakistan
GlaxoSmithKline Pharmaceuticals Limited	Equity	75.00%	252 Dr Annie Besant Road, Mumbai, 400030, India
GlaxoSmithKline S.A.E.	Ordinary	91.20%	Boomerang Office Building - Land No. 46, Zone (J) - 1st District, Town Center - 5th Tagammoe, New Cairo City, Egypt
Laboratorios ViiV Healthcare, S.L.	Ordinary	78.30%	Severo Ochoa, 2, Parque Tecnologico de Madrid, Tres Cantos, 28760, Madrid, Spain
Limited Liability Company SmithKline Beecham-Biomed O.O.O.	Participation Interest	97.00%	Leningradskiy Prospect 37A, Building 4, Floor 2, Premises XIV, Room 42, 125167, Moscow, Russian Federation
Modern Pharma Trading Company L.L.C.	Quotas	98.24%	Amoun Street, PO Box 3001, El Salam City, Cairo, 11491, Egypt
Stiefel Egypt LLC (ii)	Quota	99.00%	Amoun Street, PO Box 3001, El Salam City, Cairo, 11491, Egypt
ViiV Healthcare (South Africa) (Proprietary) Limited	Ordinary	78.30%	Flushing Meadows Building, The Campus, 57 Sloane Street, Bryanston 20 21, South Africa
ViiV HealthCare BV	Ordinary	78.30%	Van Asch van, Wijckstraat 55h, 3811 LP Amersfoort, The Netherlands
ViiV Healthcare Company	Common	78.30%	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
ViiV Healthcare Finance 2 Limited	Ordinary	78.30%	79 New Oxford Street, London, WC1A 1DG, United Kingdom
ViiV Healthcare Finance Limited	Ordinary; Redeemable Preference	78.30%	79 New Oxford Street, London, WC1A 1DG, United Kingdom
ViiV Healthcare GmbH	Ordinary	78.30%	Prinzregentenplatz 9, 81675, Munchen, Germany
ViiV Healthcare GmbH	Ordinary	78.30%	Neuhofstrasse 4, 6340, Baar, Switzerland
ViiV Healthcare K.K.	Ordinary	78.30%	1-8-1 Akasaka Minato-ku, Tokyo, Japan
ViiV Healthcare Limited	A Ordinary (100%); B Ordinary (0%); C Ordinary (0%); D1 Preference (0%); D2 Ordinary (0%); Deferred (100%); E 5% Cumulative Preference (0%)	78.30%	GSK Medicines Research Centre, Gunnels Wood Road, Stevenage, SG1 2 NY, United Kingdom
ViiV Healthcare Pty Ltd	Ordinary	78.30%	Level 4, 436 Johnston Street , Abbotsford, Victoria, 3067, Australia
ViiV Healthcare Puerto Rico, LLC	LLC Interests	78.30%	Corporation Service Company Puerto Rico Inc., c/o RVM Professional Services, LLC, A4 Reparto Mendoza, Humacao 00791, Puerto Rico
ViiV Healthcare S.r.l.	Quota	78.30%	Viale dell’Agricoltura 7, 37135, Verona, Italy
ViiV Healthcare SAS	Ordinary	78.30%	23 rue François Jacob, 92500, Rueil-Malmaison, France
ViiV Healthcare SRL	Ordinary	78.30%	Avenue Fleming 20, 1300 Wavre, Belgium
ViiV Healthcare Trading LLC (ii)	Participation Interest	78.30%	Leningradskiy Prospect 37A, Building 4, Floor 2, Premises XIV, Room 28, 125167, Moscow, Russian Federation
ViiV Healthcare Trading Services UK Limited	Ordinary	78.30%	79 New Oxford Street, London, WC1A 1DG, United Kingdom
ViiV Healthcare UK (No.3) Limited	Ordinary	78.30%	GSK Medicines Research Centre, Gunnels Wood Road, Stevenage, SG1 2NY, United Kingdom
ViiV Healthcare UK (No.4) Limited	Ordinary	78.30%	GSK Medicines Research Centre, Gunnels Wood Road, Stevenage, SG1 2NY, United Kingdom
ViiV Healthcare UK (No.5) Limited	Ordinary	78.30%	GSK Medicines Research Centre, Gunnels Wood Road, Stevenage, SG1 2NY, United Kingdom
ViiV Healthcare UK (No.6) Limited	Ordinary	78.30%	GSK Medicines Research Centre, Gunnels Wood Road, Stevenage, SG1 2NY, United Kingdom
ViiV Healthcare UK (No.7) Limited	Ordinary	78.30%	GSK Medicines Research Centre, Gunnels Wood Road, Stevenage, SG1 2NY, United Kingdom
ViiV Healthcare UK Limited	Ordinary	78.30%	79 New Oxford Street, London, WC1A 1DG, United Kingdom
ViiV Healthcare ULC	Common	78.30%	3500 855-2nd Street SW, Calgary AB T2P 4J8, Canada
ViiVHIV Healthcare Unipessoal Lda	Quota	78.30%	Rua Dr Antonio Loureiro Borges No 3, Arquiparque, Miraflores, 1495-131, Alges, Portugal

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Other statutory disclosures continued Group companies continued

Name	Security	Effective % Ownership	Registered address
Associates
GlaxoSmithKline Landholding Company, Inc (In liquidation)	Common	39.93%	23rd Floor, The Finance Centre, 26th Street Corner 9th Avenue, Bonifacio Global City, Taguig City, 1634, Philippines
Index Ventures Life VI (Jersey) LP	Partnership Interest (24.94%)	24.94%	44 Esplanade, St Helier, Jersey, JE4 9WG, Channel Islands
Kurma Biofund II FCPR	Partnership Interest (32.06%)	32.06%	24 rue Royale, 5th Floor, 75008, Paris, France
Longwood Fund I, LP	Partnership Interest (35%)	35.00%	The Prudential Tower, Suite 1715, 800 Boylston Street, Boston, MA 02199, United States
Medicxi Ventures I LP	Partnership Interest (26.10%)	26.10%	44 Esplanade, St Helier, Jersey, JE4 9WG, Channel Islands
Other significant holdings
Global Farm S.A.	A Shares (0%) B Shares (0%) C Shares (100%)	20.00%	Mendoza 1259, Ciudad Autónoma de Buenos Aires, Argentina
Longwood Fund II, LP	Partnership Interest (20.00%)	20.00%	The Prudential Tower, Suite 1715, 800 Boylston Street, Boston, MA 02199, United States
Sanderling Ventures VII, L.P. A63	Partnership Interest (25.31%)	25.31%	1300 S. El Camino Real, Suite 203, San Mateo, CA 94402, United States
SR One Capital Fund I-B, LP	Partnership Interest (44%)	44.00%	Corporation Service Company, 251 Little Falls Drive, City of Wilmington, County of New Castle, Delaware 19808, United States
SR One Capital Fund III, LP	Partnership Interest (21.08%)	21.08%	Corporation Service Company, 251 Little Falls, Drive, City of Wilmington, County of New Castle, Delaware 19808, United States
SR One Capital Opportunities Fund I, LP	Partnership Interest (24.19%)	24.19%	Corporation Service Company, 251 Little Falls Drive, City of Wilmington, County of New Castle, Delaware 19808, United States
Synapse Investment, LP	Partnership Interest (50.77%)	50.77%	Corporation Service Company, 251 Little Falls Drive, City of Wilmington, County of New Castle, Delaware 19808, United States

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Other statutory disclosures continued Group companies continued
The following UK registered subsidiaries will take advantage of the audit exemption set out within Section 479A of the Companies
Act 2006 for the period ended 31 December 2025. Unless otherwise stated, the undertakings listed below are owned, either directly or indirectly, by GSK plc.

Name	Security	Effective % Ownership	Registered address	Company Number
UK registered subsidiaries exempted from audit
Burroughs Wellcome International Limited	Ordinary	100.00%	79 New Oxford Street, London, WC1A 1DG, United Kingdom	00543757
Domantis Limited	Ordinary	100.00%	GSK Medicines Research Centre, Gunnels Wood Road, Stevenage, SG1 2NY, United Kingdom	03907643
Edinburgh Pharmaceutical Industries Limited	Ordinary; Preference	100.00%	Shewalton Road, Irvine, Ayrshire, KA11 5AP, United Kingdom	SC005534
Eskaylab Limited	Ordinary	100.00%	79 New Oxford Street, London, WC1A 1DG, United Kingdom	00099025
Glaxo Wellcome UK Limited	Ordinary	100.00%	GSK Medicines Research Centre, Gunnels Wood Road, Stevenage, SG1 2NY, United Kingdom	00480080
Glaxochem (UK) Unlimited	Ordinary; Ordinary B; Ordinary C	100.00%	79 New Oxford Street, London, WC1A 1DG, United Kingdom	04299472
GlaxoSmithKline Intellectual Property (No.3) Limited	Ordinary	100.00%	GSK Medicines Research Centre, Gunnels Wood Road, Stevenage, SG1 2NY, United Kingdom	11480952
GlaxoSmithKline Intellectual Property (No.4) Limited	Ordinary	100.00%	GSK Medicines Research Centre, Gunnels Wood Road, Stevenage, SG1 2NY, United Kingdom	11721880
GlaxoSmithKline International Limited	Ordinary	100.00%	79 New Oxford Street, London, WC1A 1DG, United Kingdom	02298366
PHIVCO UK II Limited	Ordinary	78.30%	GSK Medicines Research Centre, Gunnels Wood Road, Stevenage, SG1 2NY, United Kingdom	06944229
PHIVCO UK Limited	Ordinary	78.30%	GSK Medicines Research Centre, Gunnels Wood Road, Stevenage, SG1 2NY, United Kingdom	06944223
SmithKline Beecham (Export) Limited	Ordinary	100.00%	79 New Oxford Street, London, WC1A 1DG, United Kingdom	02860752
SmithKline Beecham (H) Limited	Non-cumulative Non-redeemable; Ordinary	100.00%	79 New Oxford Street, London, WC1A 1DG, United Kingdom	03296131
SmithKline Beecham (Investments) Limited	Ordinary	100.00%	79 New Oxford Street, London, WC1A 1DG, United Kingdom	00302065
SmithKline Beecham Marketing and Technical Services Limited	Ordinary	100.00%	79 New Oxford Street, London, WC1A 1DG, United Kingdom	00494385
SmithKline Beecham Nominees Limited	Ordinary	100.00%	79 New Oxford Street, London, WC1A 1DG, United Kingdom	00503868
SmithKline Beecham Overseas Limited	Ordinary	100.00%	79 New Oxford Street, London, WC1A 1DG, United Kingdom	02552828
Stiefel Laboratories (U.K.) Ltd	Ordinary	100.00%	79 New Oxford Street, London, WC1A 1DG, United Kingdom	00831160
Tesaro UK Limited	Ordinary	100.00%	79 New Oxford Street, London, WC1A 1DG, United Kingdom	07890847
The Wellcome Foundation Limited	Ordinary	100.00%	79 New Oxford Street, London, WC1A 1DG, United Kingdom	00194814
ViiV Healthcare Overseas Limited	Ordinary	78.30%	79 New Oxford Street, London, WC1A 1DG, United Kingdom	07027385
In accordance with Section 479C of the Companies Act 2006, the company will guarantee debts and liabilities of the above UK subsidiary undertakings. As at 31 December 2025 the total sum of these debts and liabilities is £399 million (2024 – £370 million).
Key
(i)Directly owned by GSK plc.
(ii)Dormant entity.
(iii)Tax resident in the UK.
(iv)Exempt from the provisions of Regulations 4-6 of the Partnership (Accounts) Regulation 2008, in accordance with the exemptions noted in Regulation
7 of that Regulation.
(v)Incorporated in the Netherlands

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Glossary of terms

Terms used in the Annual Report	US equivalent or brief description
Accelerated capital allowances	Tax allowance in excess of depreciation arising from the purchase of fixed assets that delay the charging and payment of tax. The equivalent of tax depreciation.
American Depositary Receipt (ADR)	Receipt evidencing title to an ADS. Each GSK ADR represents two Ordinary Shares
American Depositary Shares (ADS)	Listed on the New York Stock Exchange; represents two Ordinary Shares
Basic earnings per share	Basic income per share
Called up share capital	Ordinary Shares, issued and fully paid.
CER growth	Growth at constant exchange rates.
The Company	GSK plc
Currency swap	An exchange of two currencies, coupled with a subsequent re-exchange of those currencies, at agreed exchange rates and dates
Defined benefit plan	Pension plan with specific employee benefits, often called ‘final salary scheme’.
Defined contribution plan	Pension plan with specific contributions and a level of pension dependent upon the growth of the pension fund.
Derivative financial instrument	A financial instrument that derives its value from the price or rate of some underlying item
Diluted earnings per share	Diluted income per share.
Employee Share Ownership Plan Trusts	Trusts established by the Group to satisfy share-based employee incentive plans
Equity Shareholders’ funds	Shareholders’ equity.
Finance lease	Capital lease.
Freehold	Ownership with absolute rights in perpetuity
The Group	GSK plc and its subsidiary undertakings.
GSK	GSK plc and its subsidiary undertakings.
Hedging	The reduction of risk, normally in relation to foreign currency or interest rate movements, by making off-setting commitments.
Intangible fixed assets	Assets without physical substance, such as computer software, brands, licences, patents, know-how and marketing rights purchased from outside parties.
Ordinary share	A fully paid up ordinary share in the capital of the Company.
Profit	Income
Profit attributable to shareholders	Net income
Share capital	Ordinary Shares, capital stock or common stock issued and fully paid.
Share option	Stock option.
Share premium account	Additional paid-up capital or paid-in surplus (not distributable).
Shares in issue	The number of shares outstanding.
Subsidiary	An entity in which GSK exercises control.
Treasury share	Treasury stock.
Turnover	Revenue.
UK Corporate Governance Code
As required by the UK Listing Authority, the company has disclosed in the Annual Report how it has applied the best practice corporate governance provisions of the Financial
Reporting Council’s UK Corporate Governance Code.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Glossary of terms continued
The following abbreviations and expressions have the meanings given below when used in this Annual Report:

Terms used in the Annual Report	Brief description
1L	First line
2L	Second line
ACIP	Advisory Committee on Immunization Practices
ADC	Antibody-drug-conjugates
ADP	Adenosine diphosphate
AMP	Average manufacturer price
ASO	Antisense oligonucleotide
AS03	Adjuvant system 03
Bnab	Broadly neutralising antibody
CCL	Contingent consideration liability
CDC	Centre for Disease Control and Prevention
CHMP	Committee for Medicinal Products for Human Use
CMS	Centre for Medicare & Medicaid Services
COPD	Chronic obstructive pulmonary disease
CROI	Conference on Retroviruses and Opportunistic Infections
CRSwNP	Chronic rhinosinusitis with nasal polyps
cUTIs	complicated urinary tract infections
dMMR	Deficient mismatch repair
DTG	Dolutegravir
EGPA	Eosinophilic granulomatosis with polyangiitis
ERO	Enterprise Risk Owner
ES	Extensive stage
ESOP	Employee share ownership plan
FDA	Food and Drug Administration
GIST	Gastrointestinal stromal tumours
HBV	Hepatitis B virus
HES	Hypereosinophilic syndrome
IBATi	Ileal bile acid transporter inhibitor
Insti	Integrase nuclear strand transfer inhibitors
IRA	Inflation Reduction Act
JAK	Janus kinase inhibitor
JAK1/JAK2 and ACVR1	once a-day, oral JAK1/JAK2 and activin A receptor type 1 (ACVR1) inhibitor
LA	Long acting includes Cabenuva and Apretude
MAPS	Multi antigen presenting system
MASH	Metabolic dysfunction-associated steatohepatitis
MDS	Myelodysplastic Syndromes
MGMT glioblastoma	methylated DNA protein cysteine methyltransferase
MMR/V	Measles, mumps, rubella and varicella
Mo-Rez	mocertatug rezetecan
mRNA	messenger ribonucleic acid
MSI-H	Microsatellite Instability-High
OA	Older adults
ODAC	Oncologic Drugs Advisory Committee
OECD	Organisation for Economic Co-operation and Development
Oral 2DR	Oral 2 drug regimen includes Dovato and Juluca
PARP	a Poly ADP ribose polymerase

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Glossary of terms continued

Terms used in the Annual Report	Brief description
PBC	Primary biliary cholangitis
PD-1	a programmed death receptor-1 blocking antibody
PDUFA	Prescription Drug User Fee Act
PK	Pharmacokinetics
ppts	percentage points
PrEP	pre-exposure prophylaxis
PYS	Peak year sales
Q4M	every 4 months
Q6M	every 6 months
RCC	Refractory chronic cough
Ris-Rez	risvutatug rezetecan
RNS	Regulatory news service
RSV	Respiratory syncytial virus
SCLC	small cell lung cancer
SITT	Single inhaler triple therapy
SLD	Steatotic liver disease
TIGIT	T cell immunoreceptor with Ig and ITIM domains
TIM3	T-cell membrane protein-3
TSLP	Long-acting anti-thymic stromal lymphopoietin monoclonal
ULA	Ultra long acting
uUTIs	uncomplicated urinary tract infections

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

Index
About GSK300
Access47
Accounting principles and policies170
Acquisitions and disposals221
Additional information275
Adjusting items84
Adjustments reconciling profit after tax to operating
cash flows224
Annual General Meeting 2026272
Approach to tax94
Assets and liabilities held for sale199
Associates and joint ventures187
Audit & Risk Committee report120
Board activities110
Business model2
Cash and cash equivalents199
Cash generation and conversion88
CEO’s statement8
Chair’s statement6
Chair’s Governance statement104
Climate-related financial disclosure63
Commercial operations33
Commitments215
Continuous engagement and key decisions110
Consolidated balance sheet166
Consolidated cash flow statement168
Consolidated income statement165
Consolidated statement of changes in equity167
Consolidated statement of comprehensive income165
Contingent consideration liabilities213
Contingent liabilities214
Corporate governance97
Corporate governance comparison287
Corporate governance architecture107
Corporate Responsibility Committee report118
Critical accounting judgements and key sources of
estimation uncertainty177
Directors and senior management155
Directors’ interests in shares151
Directors’ report156
Directors’ statement of responsibilities159
Dividends191
Earnings per share191
Employee costs185
Employee share schemes245
Environment50
Ethical standards54
Exchange rates179
Finance expense187
Finance income187
Financial calendar 2026272
Financial instruments and related disclosures227
Financial performance77
Financial performance summary72
Financial position and resources89
Financial statements158
General Medicines40
Global health and health security49
Glossary of terms296
Goodwill194
Group companies288
Group financial review71
Executive Committee102
Inclusion53
Investments in associates and joint ventures197
Investor information253
Investor relations283
Key approvals in 20254
Legal proceedings248
Manufacturing and supply42
Major restructuring costs186
Movements in equity217
Net debt201
New accounting requirements179
Nominations & Corporate Governance Committee report115
Non-controlling interests220
Non-controlling interests in ViiV Healthcare75
Non-Executive Directors’ fees145
Notes to the financial statements169
Operating profit184
Other intangible assets195
Other investments197
Other non-current assets198
Other non-current liabilities214
Other operating income/(expense)183
Other provisions212
Our culture and people57
Our external environment 9
Pensions and other post-employment benefits203
Pharmaceutical products and intellectual property258
Pipeline32
Post balance sheet events252
Presentation of the financial statements169
Principal Group companies247
Product governance56
Property, plant and equipment192
Reconciliation of net cash flow to movement in net debt225
Registrar283
Related party transactions220
Remuneration Committee Chair's annual statement127
Remuneration governance147
Remuneration report127
Reporting framework73
Reports of Independent Registered Public
Accounting Firm161, 286
Research and development12
Responsible business45
Responsible use of data and AI55
Right of use assets193
Risk Factors260
Risk management61
Science Committee report117
Share capital and control269
Share capital and share premium account215
Shareholder information269
Shareholder services and contacts283
Specialty Medicines35
Strategic report1
Task Force on Climate-related Financial Disclosures63
Taxation188
Tax information for shareholders273
The Board98
Trade and other payables200
Trade and other receivables198
Treasury policies95
Turnover and segment information180
US law and regulation284
Vaccines37
Vaccines and intellectual property259

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2025 Annual Report on Form 20-F

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
Cautionary statement regarding forward-looking statements
This document and the Group’s other reports
published or filed with or furnished to the US Securities
and Exchange Commission (SEC), and any other
written information released, or oral statements made,
to the public in the past or future by or on behalf of the
Group, may contain forward-looking statements.
Forward-looking statements give the Group’s current
expectations or forecasts of future events.
An investor can identify these statements by the fact
that they do not relate strictly to historical or current
facts. They use words such as ‘anticipate’, ‘estimate’,
‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’,
‘target’, ‘outlook’, ‘aim’, ‘ambition’, ‘could’, ‘goal’, ‘may’,
‘seek’, ‘should’ and other words and terms of similar
meaning in connection with any discussion of future
operating or financial performance. In particular, these
include statements relating to future actions,
prospective products or product approvals, future
performance or results of current and anticipated
products, sales efforts, expenses, the outcome of
contingencies such as legal proceedings, dividend
payments and financial results. Other than in
accordance with its legal or regulatory obligations
(including under the Market Abuse Regulation, the UK
Listing Rules and the Disclosure and Transparency
Rules of the Financial Conduct Authority), the Group
undertakes no obligation to update any forward-
looking statements, whether as a result of new
information, future events or otherwise. The reader
should, however, consult any additional disclosures
that the Group may make in any documents which it
publishes and/or files with the SEC. All readers,
wherever located, should take note of these
disclosures. Accordingly, no assurance can be given
that any particular expectation will be met and readers
are cautioned not to place undue reliance on the
forward-looking statements.
Forward-looking statements are subject to
assumptions, inherent risks and uncertainties, many of
which relate to factors that are beyond the Group’s
control or precise estimate. The Group cautions
investors that a number of important factors, including
those in this document, could cause actual results to
differ materially from those expressed or implied in any
forward-looking statement. Such factors include, but
are not limited to, those discussed under ‘’Risk
factors’’ on pages 260 to 268 of this Annual Report.
Any forward-looking statements made by or on behalf
of the Group speak only as of the date they are made
and are based upon the knowledge and information
available to the Directors on the date of this report.
A number of non-IFRS measures are used to report the
performance of our business. These measures are
defined on page 74 and a reconciliation of Core results
to Total results is set out on pages 84 to 86.
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
Under the UK Companies Act 2006, a safe harbour
limits the liability of Directors in respect of statements
in and omissions from the Directors’ report (for which
see page 156), the Strategic report and the
Remuneration report. Under English law the Directors
would be liable to the company, but not to any third
party, if one or more of these reports contained errors
as a result of recklessness or knowing misstatement or
dishonest concealment of a material fact, but would
otherwise not be liable. Pages 156 to 157 inclusive
comprise the Directors’ report, pages 1 to 70 inclusive
comprise the Strategic report and pages 127 to 155
inclusive comprise the Remuneration report, each of
which have been drawn up and presented in
accordance with and in reliance upon English
company law and the liabilities of the Directors in
connection with these reports shall be subject to the
limitations and restrictions provided by such law.
Website
GSK’s website www.gsk.com gives additional
information on the Group. Notwithstanding the
references we make in this Annual Report to GSK’s
website, none of the information made available on the
website constitutes part of this Annual Report or shall
be deemed to be incorporated by reference herein.
Head Office and Registered Office
GSK plc
79 New Oxford Street
London
United Kingdom
WC1A 1DG
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
“Commission”), upon its request, a copy of any instrument defining the rights of holders of its long-term debt or the rights of holders of the long-term debt of any of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed with the Commission.

4.1	UK Service Agreement between GlaxoSmithKline Services Unlimited and Luke Miels dated October 23, 2025.

4.2
UK Service Agreement between GlaxoSmithKline Services Unlimited and Julie Brown dated September  25,
2022 is incorporated by reference to Exhibit 4.4 to the Registrant’s Annual Report on Form 20-F filed with the Commission on March 5, 2024.

4.3
Stock and Asset Purchase Agreement by and among Pfizer Inc., GlaxoSmithKline plc and GlaxoSmithKline
Consumer Healthcare Holdings Limited dated as of December 19, 2018 is incorporated by reference to
Exhibit 4.10 to the Registrant’s Annual Report on Form 20-F filed with the Commission on March 15, 2019.
Confidential portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the Commission.

4.4
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

8.1	A list of the Registrant’s principal subsidiaries as at 31 December 2025 can be found in Note 45 to the financial statements on page 247.

11.1	GSK plc Share Dealing Policy

12.1	Certification Required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934 – Luke Miels

12.2	Certification Required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934 – Julie Brown.

13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code).

15.1	Consent of Deloitte LLP.

17	List of Subsidiary Issuers of Guaranteed Securities

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
March 6, 2026
By:    /s/ Julie Brown
Julie Brown
Chief Financial Officer